Form 10-K, Exhibit 13
period 1994-09-30
NEW JERSEY RESOURCES CORP
filed 1994-12-29
CIK 356309

Financial Highlights                                                                            New Jersey Resources Corporation
(Thousands, except per share data)

Fiscal Years Ended September 30,                                                            1994       1993 (A)       1992 (A)
- - ------------------------------------------------------------------------------------------------------------------------------------
Operating Results
Operating Revenues ................................................................     $498,749       $454,746       $400,738
Operating Income ..................................................................     $ 53,931       $ 48,900       $ 45,544
Income Before Cumulative Effect of Change in
  Accounting for Income Taxes .....................................................     $ 32,274       $ 27,162       $ 22,247
Net Income ........................................................................     $ 32,995       $ 27,162       $ 22,247
Return on Average Equity ..........................................................         13.2%          11.7%          12.3%
                                                                                        --------       --------       --------
Common Stock Information
Earnings per Share Before Cumulative Effect of Change
  in Accounting for Income Taxes ..................................................     $   1.89       $   1.64       $  1.55
Earnings per Share ................................................................     $   1.93       $   1.64       $   1.55
Annual Dividend Rate at Year End ..................................................     $   1.52       $   1.52       $   1.52
Market Price at Year End ..........................................................     $  21.13       $  29.13       $  22.38
Book Value per Share ..............................................................     $  14.46       $  13.69       $  13.18
Shares Outstanding at Year End ....................................................       17,303         16,820         16,286
Average Shares Outstanding ........................................................       17,096         16,607         14,334
                                                                                        --------       --------       --------
Utility Operating Data
Customers at Year End .............................................................          340            330            321
Firm Sales (billion cubic feet) ...................................................         50.5           47.4           45.2
Total Throughput (billion cubic feet) .............................................        105.4           75.8           64.0
Gross Margin ......................................................................     $152,323       $136,458       $128,870
                                                                                        --------       --------       --------

(A) Restated to reflect the change in accounting principle by NJR Energy for its oil and gas operations to the successful efforts method from the full cost method.






                                                         [Bar Graphs Here]

                                [Bar Graphs Here]

Consolidated Financial Statistics                                                               New Jersey Resources Corporation
(Thousands, except per share data)


Income Statements                                                1994     1993(A)     1992(A)    1991(A)     1990(A)     1989(A)
- - --------------------------------------------------------------------------------------------------------------------------------
Operating Revenues .....................................     $498,749    $454,746    $400,738    $335,593    $324,773    $329,881
                                                             --------    --------    --------    --------    --------    --------
Operating Expenses
  Gas purchases ........................................      279,529     252,041     205,920     168,042     165,185     178,172
  Operation and maintenance ............................       69,057      61,707      59,719      59,378      56,559      49,285
  Depreciation and amortization ........................       27,595      25,405      23,918      23,460      20,713      16,085
  Exploratory dry hole costs ...........................           29       2,017       2,184       2,689       3,513       4,374
  Gross receipts tax, etc. .............................       53,757      52,719      52,612      45,489      44,273      43,743
  Federal income taxes .................................       14,851      11,957      10,841       4,295       4,379       6,422
                                                             --------     -------    --------    --------    --------    --------
Total operating expenses ...............................      444,818     405,846     355,194     303,353     294,622     298,081
                                                             --------     -------    --------    --------    --------    --------
Operating Income .......................................       53,931      48,900      45,544      32,240      30,151      31,800
Other Income, Net ......................................        2,208         713         574        (316)         43         392
Interest Charges, Net ..................................       22,203      20,429      21,407      22,518      20,174      17,728
                                                            ---------    --------    --------    --------    --------    --------
Income Before Preferred Stock Dividends ................       33,936      29,184      24,711       9,406      10,020      14,464
Preferred stock dividends ..............................        1,662       2,022       2,464       1,012         948         962
                                                            ---------    --------    --------    --------    --------    --------
Income Before Cumulative Effect of Change in Accounting
  for Income Taxes .....................................       32,274      27,162      22,247       8,394       9,072      13,502
Cumulative effect of change in accounting
  for income taxes .....................................          721           -           -           -           -           -
                                                             --------    --------    --------    --------    --------    --------
Net Income .............................................     $ 32,995    $ 27,162    $ 22,247    $  8,394    $  9,072    $ 13,502
                                                             ========    ========    ========    ========    ========    ========
Common Stock Data
  Earnings per share before cumulative effect of
   change in accounting for income taxes ...............     $   1.89    $   1.64    $   1.55    $    .61    $    .68    $   1.19
  Earnings per share ...................................     $   1.93    $   1.64    $   1.55    $    .61    $    .68    $   1.19
  Dividends declared per share .........................     $   1.52    $   1.52    $   1.52    $   1.50    $   1.44    $   1.36
  Payout ratio .........................................           79%         93%         98%        246%        212%        114%
  Market price at year end .............................     $  21.13    $  29.13    $  22.38    $  19.75    $  18.00    $  19.50
  Dividend yield at year end ...........................          7.2%        5.2%        6.8%        7.7%        8.2%        7.2%
  Price-earnings ratio .................................           11          18          14          32          27          16
  Book value per share .................................     $  14.46    $  13.69    $  13.18    $  11.80    $  12.41    $  12.95
  Market-to-book ratio at year end .....................          1.5         2.1         1.7         1.7         1.5         1.5
  Shares outstanding at year end (thousands) ...........       17,303      16,820      16,286      13,965      13,520      13,181
  Average shares outstanding (thousands) ...............       17,096      16,607      14,334      13,750      13,378      11,343
  Number of shareholder accounts .......................       19,218      19,319      18,521      17,585      16,175      15,759
                                                             ========    ========    ========    ========    ========    ========
  Return on Average Equity .............................         13.2%       11.7%       12.3%        4.9%        5.2%        9.4%
                                                             ========    ========    ========    ========    ========    ========
Capitalization
  Common stock equity ..................................     $250,163    $230,313    $214,703    $164,731    $167,723    $170,649
  Redeemable preferred stock ...........................       22,070      22,340      32,610      32,880      13,150      13,420
  Long-term debt .......................................      323,590     310,996     251,955     262,737     227,782     208,655
                                                             --------    --------    --------    --------    --------    --------
Total ..................................................     $595,823    $563,649    $499,268    $460,348    $408,655    $392,724
                                                             ========    ========    ========    ========    ========    ========
Property, Plant and Equipment
  Utility plant ........................................     $691,757    $637,580    $588,908    $552,519    $514,457    $457,812
  Accumulated depreciation .............................     (168,299)   (155,618)   (141,364)   (127,047)   (114,153)   (103,005)
  Real estate properties ...............................      104,309     102,369      99,522      96,832      90,979      81,261
  Accumulated depreciation .............................      (12,602)    (10,660)     (8,758)     (7,577)     (5,847)    (4,236)
  Oil and gas properties ...............................       63,224      64,576      57,398      53,423      48,097      32,898
  Accumulated amortization .............................      (38,012)    (32,597)    (28,478)    (24,241)    (18,863)    (14,372)
                                                             --------    --------    --------    --------    --------    --------
Property, plant and equipment, net .....................     $640,377    $605,650    $567,228    $543,909    $514,670    $450,358
                                                             ========    ========    ========    ========    ========    ========
Capital Expenditures
  Utility plant ........................................     $ 54,506    $ 53,420    $ 37,864    $ 43,014     $ 54,776   $ 57,869
  Real estate properties ...............................        2,619       2,869       4,397       6,321        9,727     19,782
  Oil and gas properties ...............................        1,517       9,216       5,333       8,016       18,712      7,162
                                                             --------    --------    --------    --------    ---------   --------
Total ..................................................     $ 58,642    $ 65,505    $ 47,594    $ 57,351     $ 83,215   $ 84,813
                                                             ========    ========    ========    ========    =========   ========
Total Assets ...........................................     $797,347    $738,662    $668,605    $651,861     $603,857   $528,382
                                                             ========    ========    ========    ========    =========   ========

(A) Restated to reflect the change in accounting principle by NJR Energy for its oil and gas operations to the successful efforts method from the full cost method.



Operating Statistics                                                                              New Jersey Natural Gas Company


                                                                 1994        1993        1992       1991        1990        1989
- - --------------------------------------------------------------------------------------------------------------------------------
Operating Revenues (Thousands)
  Residential ..........................................    $ 308,196   $ 284,638   $ 263,108   $220,752   $ 221,575   $ 222,548
  Commercial, industrial and other .....................       87,958      81,285      73,809     65,048      62,027      60,002
  Firm transportation ..................................          255           -           -          -           -           -
                                                            ---------   ---------   ---------   --------   ---------   ---------
Total firm .............................................      396,409     365,923     336,917    285,800     283,602     282,550
Interruptible and agency ...............................        9,431       7,817      11,671     14,539      16,727      15,788
JCP&L and PSE&G ........................................        6,214      13,298       7,799     15,709       9,544      19,336
                                                            ---------   ---------   ---------   --------   ---------   ---------
Total system ...........................................      412,054     387,038     356,387    316,048     309,873     317,674
Off system .............................................       68,267      49,549      26,716      1,744       1,727       1,222
                                                            ---------   ---------   ---------   --------   ---------   ---------
Total ..................................................    $ 480,321   $ 436,587   $ 383,103   $317,792   $ 311,600   $ 318,896
                                                            =========   =========   =========   ========   =========   =========
Throughput (Thousands of Therms)
  Residential ..........................................      385,144     363,440     347,859    297,106     336,245     331,245
  Commercial, industrial and other .....................      119,343     110,468     104,175     90,047      96,224      91,891
  Firm transportation ..................................          868           -           -          -           -           -
                                                            ---------   ---------   ---------   --------   ---------   ---------
Total firm .............................................      505,355     473,908     452,034    387,153     432,469     423,136
Interruptible and agency ...............................       58,698      50,146      51,079     56,734      52,694      51,034
JCP&L and PSE&G ........................................       22,985      25,410      18,232     65,169      36,589      69,217
                                                            ---------   ---------   ---------   --------   ---------   ---------
Total system throughput ................................      587,038     549,464     521,345    509,056     521,752     543,387
Off system and capacity release ........................      467,275     208,369     118,198      3,880       4,250       6,280
                                                            ---------   ---------   ---------   --------   ---------   ---------
Total throughput .......................................    1,054,313     757,833     639,543    512,936     526,002     549,667
                                                            =========   =========   =========   ========   =========   =========
Customers at Year End
  Residential ..........................................      318,003     309,215     300,327    292,551     286,862     281,244
  Commercial, industrial and other .....................       21,938      21,112      20,307     19,605      19,287      18,266
  Firm transportation ..................................           27           -           -          -           -           -
                                                            ---------   ---------   ---------   --------   ---------   ---------
Total firm .............................................      339,968     330,327     320,634    312,156     306,149     299,510
Interruptible and agency ...............................           35          33          33         39          36          32
JCP&L and PSE&G ........................................            2           3           3          2           2           1
Off system .............................................            9           4           4          1           1           1
                                                            ---------   ---------   ---------   --------   ---------   ---------
Total ..................................................      340,014     330,367     320,674    312,198     306,188     299,544
                                                            =========   =========   =========   ========   =========   =========
Interest Coverage Ratio ................................         3.63        3.50        3.23       2.08        2.33        2.85
                                                            =========   =========   =========   ========   =========   =========
Average Therm Use per Customer
  Residential ..........................................        1,211       1,175       1,158      1,016       1,172       1,178
  Commercial ...........................................        5,287       5,013       4,899      4,245       4,663       4,691
                                                            =========   =========   =========   ========   =========   =========
Degree Days ............................................        5,064       5,048       4,965      4,208       4,937       5,107
Weather as a Percent of Normal .........................          102%        103%         97%        79%         92%         95%
Maximum Day System Sendout (Thousands of therms) .......        5,320       4,203       3,971      3,707       4,109       3,639
Number of Employees ....................................          814         796         771        774         766         774
                                                            =========   =========   =========   ========   =========   =========


Two-Year Stock History

The range of high and low sales prices as reported in The Wall Street Journal and dividends paid per share were as follows:

                                                                              1994                  1993          Dividends Paid
                                                             ---------------------   -------------------    --------------------
Fiscal Quarter                                                   High         Low        High        Low        1994        1993
- - --------------------------------------------------------------------------------------------------------------------------------
First ..................................................    $  29 1/4   $  24       $  25 1/8   $  22      $     .38   $     .38
Second .................................................       27 3/8      24 1/4      28 1/8      24            .38         .38
Third ..................................................       25          21 5/8      28 1/8     25 1/8         .38         .38
Fourth .................................................       22 7/8      20 5/8      29 1/2     26 3/8         .38         .38
                                                            =========   =========   =========   ========   =========   =========



Management's Discussion and Analysis of Financial
Conditions and Results of Operations            New Jersey Resources Corporation


Results of Consolidated Operations

Consolidated Net income increased to a record $33 million during 1994, compared with $27.2 million in 1993 and $22.2 million in 1992. The earnings increase in each year was primarily the result of the impact of customer growth, base rate increases, higher margins from non-core markets and colder weather on New Jersey Natural Gas Company (NJNG), the principal subsidiary of New Jersey Resources Corporation (the Company). Fiscal 1994 results include earnings of $2.1 million, or $.13 per share, associated with the termination of a power purchase agreement, non-cash earnings of $721,000, or $.04 per share, due to the adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (SFAS 109) and an after-tax charge of $650,000, or $.04 per share, due to a write-off of a pipeline investment. Prior years' results have been restated to reflect a change in accounting principle by NJR Energy Corporation (NJR Energy) for its oil and gas operations to the successful efforts method from the full cost method.
   Earnings per share increased to $1.93 during 1994, compared with $1.64 in 1993 and $1.55 in 1992, reflecting the increased net income, which more than offset a 3% increase in the average number of shares outstanding in 1994. The Company's return on average equity was 13.2% in 1994, compared with 11.7% in 1993 and 12.3% in 1992.
   Dividends declared per share were $1.52 in 1994, 1993 and 1992. The earnings improvement resulted in the payout ratio being lowered to 79% in 1994, compared with 93% in 1993 and 98% in 1992.

Utility Operations As a result of Federal Energy Regulatory Commission Order No. 636 (Order 636), which is designed to increase competition in the natural gas industry, interstate pipeline companies were required to unbundle their sales and transportation services. The transition to a more deregulated interstate pipeline market has provided NJNG the opportunity to purchase and manage its own, specifically tailored gas supply portfolio, and to resell its pipeline capacity to other customers during off-peak periods. The recovery of costs incurred by the interstate pipeline companies in connection with implementing Order 636, which have been passed through to NJNG, is discussed in Note 7 to the Consolidated Financial Statements.

NJNG's financial results are summarized as follows:

(Thousands)                         1994        1993        1992
- - ----------------------------------------------------------------
Gross margin
  Residential and commercial  $  147,028  $  133,773  $  126,840
  Interruptible and agency         1,844         932         441
  Off system and capacity
  release                          3,451       1,753       1,589
                              ----------  ----------  ----------
Total gross margin            $  152,323  $  136,458  $  128,870
                              ==========  ==========  ==========
Operating income before
  income taxes                $   65,663  $   56,773  $   51,384
                              ==========  ==========  ==========
Net income                    $   32,142  $   27,551  $   23,199
                              ==========  ==========  ==========

Gross Margin Gross margin, defined as gas revenues less gas costs and gross receipts and franchise taxes (GRFT), provides a more meaningful basis for evaluating utility operations since gas costs and GRFT are passed through to customers and, therefore, have no effect on earnings. Gas costs are charged to operating expenses on the basis of therm sales at the base and Levelized Gas Adjustment (LGA) cost rates included in NJNG's tariff. The LGA clause allows NJNG to recover gas costs that exceed the level reflected in its base rates. GRFT are also calculated on a per-therm basis and exclude sales to other utilities.

Residential and Commercial Through fiscal 1992, gross margin from firm (i.e., residential and commercial) customers was weathersensitive. In NJNG's June 1992 base rate order, the New Jersey Board of Public Utilities (the BPU) approved a weather-normalization clause on a two-year experimental basis effective October 1, 1992. This clause provides for a revenue adjustment if the weather varies by more than one-half of one percent from normal, or 10-year average, weather. The accumulated adjustment from one heating season (i.e., October-April) is billed or credited to customers in the subsequent heating season. In October 1994, NJNG received approval from the BPU to continue the clause on an interim basis pending a final BPU order.
   The increases in gross margin of $13.3 million, or 10%, in 1994 and $6.9 million, or 5%, in 1993 from sales to firm customers were due primarily to the impact of customer growth, base rate increases and colder weather.
   Therm sales to firm customers increased by 6% to 504 million in 1994, compared with 474 million in 1993 and 452 million in 1992. The increase in therm sales was due to continued customer growth and the weather, which was slightly colder in 1994 and 4% colder in 1993, compared with the respective prior year.
   NJNG added 11,222 and 9,306 new customers in 1994 and 1993, and converted the heating systems of another 798 and 1,305 existing customers in each year, respectively. The growth in 1994 represents an annual increase of approximately 21 million therms, or 4%, in sales to firm customers. NJNG expects to maintain a customer growth rate of more than 3% in the future.
   NJNG received base rate increases of $7.5 million in January 1994 and $2.2 million in June 1992, which increased gross margin by $5.5 million in 1994 and by $2.2 million in 1993.
   In 1995 and 1996, NJNG expects to add 11,500 and 11,700 new customers, respectively, and convert to natural gas heat an additional 1,000 existing customers each year. This would result in a sales increase of approximately 18 million therms per year, assuming normal weather and average use, and would increase gross margin under present rates by approximately $5.3 million per year. Future therm sales will continue to be affected by weather, the economic conditions in NJNG's service territory, con-

                                                New Jersey Resources Corporation


version activity and other marketing efforts, as well as the conservation efforts of NJNG's customers.
   The weather in 1994 was 2% colder than normal which, due to the aforementioned weather-normalization clause, resulted in $2.7 million of gross margin being deferred for credit to customers in fiscal 1995. In 1993, $1.5 million of gross margin was deferred and credited to customers in 1994.
   If the weather had been normal in 1992, net income would have been higher by approximately $3 million, or $.21 cents per share.

Firm Transportation As of September 30, 1994, NJNG provided firm transportation service to 27 customers. Effective November 1, 1994, the firm transportation tariffs were revised and expanded to enable additional commercial and industrial customers to choose this service. NJNG's gross margin will not be negatively impacted by customers choosing to utilize the firm transportation service and purchasing their gas from another supplier, as NJNG's tariffs are designed such that no profit is earned on the commodity portion of sales to firm customers.

Interruptible and Agency NJNG services 35 customers through interruptible sales and/or transportation tariffs and serves certain of these customers through agency sales agreements. Sales made under the interruptible sales tariff are priced on market-sensitive oil and gas parity rates. Interruptible therm sales were 42 million in 1994, compared with 38 million in 1993 and 47 million in 1992. In addition, NJNG transported 38 million therms in 1994, 37 million in 1993 and 22 million in 1992 for its interruptible customers. Margin from agency sales agreements totalled $1.4 million in 1994 and $790,000 in 1993.
   Although therms sold and transported to interruptible customers represented 8% of total therm throughput in 1994 and 10% in 1993, they accounted for less than 1% of the total gross margin in each year due primarily to the regulated margin-sharing formulas that govern these sales. Under these formulas, NJNG retained none of the gross margin from transportation sales through April 1992, and 5% thereafter, and 10% of the gross margin from the interruptible sales, with the balance credited to residential and commercial customers through the LGA clause.

     Off System and Capacity Release In order to reduce the overall cost of its gas supply commitments, NJNG has entered into contracts to sell gas to customers who are outside of its franchise territory. These sales enable NJNG to spread its fixed demand costs, which are charged by pipelines to access their supplies year-round, over a larger and more diverse customer base. NJNG also participates in the capacity release market on the interstate pipeline network when the capacity is not needed for its own system requirements. Effective January 1994, NJNG retains 20% of the gross margin from off-system sales and capacity release. NJNG's off-system sales totaled 260 million therms and generated $2.2 million of gross margin in 1994, compared with 208 million therms and $1.8 million of gross margin in 1993 and 118 million therms and $1.6 million of gross margin in 1992. Off-system sales improved each year due primarily to increased marketing efforts, while the margin per therm declined in 1994 due to a change in the regulated margin-sharing formula and increased competition. The capacity release program generated $1.2 million of gross margin in 1994.
     Operating Income Before Income Taxes Operating income before income taxes increased by 16% to $66 million in 1994 and by 10% to $56.8 million in 1993 as the increased gross margin more than offset higher operation and maintenance expenses associated primarily with the impact of growth on operations.

Summary The 17% increase in NJNG's earnings in 1994 reflected a base rate increase, continued customer growth and higher margins from non-core markets. NJNG realizes that continuous base rate increases cannot be relied upon for future earnings growth. NJNG expects to continue to generate incremental margins from growth in its core markets and aggressively pursue new markets to diversify and improve its demand profile while continuing its cost containment programs, as it remains committed to providing a proper return to its investors. Also, the continuation of the weather-normalization clause will reduce the variability of both customer bills and NJNG's earnings due to weather fluctuations.

Non-Utility Operations

Paradigm Resources Corporation (PRC) In 1992, PRC was formed as a sub-holding company to better segregate the Company's utility and non-utility operations. PRC includes the accounts of Commercial Realty & Resources Corp. (CR&R), NJR Energy and Paradigm Power, Inc. (PPI).

The financial results of PRC are summarized as follows:

(Thousands)                        1994       1993        1992
- - --------------------------------------------------------------

Revenues                      $  21,906  $  21,572   $  21,590
Operating income before
  income taxes                $   2,758  $   3,850   $   4,595
Income before SFAS 109        $     104  $    (806)  $    (864)
Net income                    $     843  $    (806)  $    (864)
                              =========  =========   =========

Non-utility income before SFAS 109 improved to $104,000 in 1994 compared with a loss of $806,000 in 1993 due primarily to the positive impact of the termination of a power purchase agreement on the results of PPI.

CR&R The financial results of CR&R are summarized as follows:

(Thousands)                        1994       1993        1992
- - --------------------------------------------------------------

Revenues                      $  12,466  $  12,554   $  12,530
Operating income before
  income taxes                $   5,426  $   5,976   $   6,187
Income before SFAS 109        $     349  $     464   $   1,105
Net income                    $   1,009  $     464   $   1,105
                              =========  =========   =========
25

                                                New Jersey Resources Corporation

CR&R's earnings before SFAS 109 decreased by $115,000 in 1994 as expenses associated with evaluating CR&R's strategic alternatives more than offset lower interest costs realized from re-financing activity.
   CR&R's 1992 results include an after-tax gain of $467,000 related to the sale of a construction and lease contract.
   CR&R's completed space totaled 914,200 square feet in each of the past three years. The occupancy rate of CR&R's total portfolio at year end totaled 97% in 1994 and 1993 compared with 93% in 1992. In addition, the occupied space at September 30, 1994 was supported by leases having a remaining average term of six years.
   CR&R believes that its high occupancy rate and current base of cash flow will enable it to meet its debt service requirements as it manages its existing properties and considers various alternatives for its real estate assets. CR&R's future earnings will be negatively impacted by carrying costs associated with its undeveloped land inventory. CR&R's ability to maintain its current earnings and cash flow levels is dependent on several factors, including changes in interest rates and maintaining occupancy and rental rates as its portfolio of leases is scheduled to roll-over.

NJR Energy The financial results of NJR Energy are summarized as follows:

(Thousands)                        1994        1993         1992
- - -------------------------------------------------------------------------------

Revenues                      $   9,440   $   9,018    $   9,060
Operating loss
  before income taxes         $  (2,335)  $  (1,871)   $  (1,509)
Loss before SFAS 109          $  (2,189)  $  (1,008)   $  (1,886)
Net loss                      $  (2,110)  $  (1,008)   $  (1,886)
                              =========   =========    =========

In April 1994, the Company announced its plans to reallocate much of the capital previously dedicated to the development of natural gas and oil reserves to investments with closer strategic ties to the rest of its energy businesses. No further exploration is planned. Potential investment opportunities may include gas gathering, storage and marketing, as well as other investments designed to capitalize on the post-Order 636 investment environment. In connection with this strategic shift, as discussed in Note 1 to the Consolidated Financial Statements, the Company has changed the method by which it accounts for its oil and gas operations to the successful efforts method from the full cost method.
   NJR Energy's loss before SFAS 109 increased to $2.2 million in 1994, compared with a loss of $1 million in 1993, due primarily to the $1 million pre-tax write-off of its investment in the Bessie-8 pipeline, which was determined to be impaired, and higher depreciation, depletion and amortization which more than offset lower exploratory dry hole costs.
     Production in 1994 increased to 3.5 billion cubic feet (Bcf) of natural gas and 112,000 barrels of oil compared with 3 Bcf and 97,000 barrels in 1993 and
3.7 Bcf and 99,000 barrels in 1992. The increase in production in 1994 was due primarily to a $5 million acquisition of 56 properties from Marathon Oil Company which was completed in August 1993. Average natural gas prices improved to $1.80 per thousand cubic feet (Mcf) in 1994, compared with $1.68 in 1993 and $1.54 in 1992. The average price of oil decreased to $15.70 per barrel in 1994 from $19.16 in 1993 and $19.68 in 1992. NJR Energy's ability to improve its earnings in the future is dependent on several factors including changes in oil and gas prices and interest rates, the performance of reserve acquisitions and the results of development activity and other investments in areas such as gas gathering, storage and marketing, the amount and timing of which will be determined by market and other conditions.

PPI In 1992, PPI was formed to pursue investment opportunities in natural gas-fueled cogeneration and independent power production projects. In July 1993, a subsidiary of PPI entered into an agreement with an affiliate of Destec Energy, Inc. (Harriman Energy) to jointly develop a proposed 57-megawatt, natural gas-fired cogeneration project in Harriman, New York (the Northway Project). Harriman Energy had agreed to sell electricity to Orange & Rockland Utilities, Inc. (Orange & Rockland) pursuant to a 25-year power purchase agreement entered into in May 1991, as supplemented. The Northway Project had entered into a 20-year gas supply agreement with NJNG. In June 1994, Harriman Energy agreed to terminate the power purchase agreement with Orange & Rockland. PPI's share of the net proceeds from this transaction is estimated at $4.2 million, to be received over three years, plus interest. Accordingly, after related taxes and expenses, a gain of $2.1 million, or $.13 per share, is included in Other Income, Net in the Consolidated Income Statements.

Liquidity and Capital Resources

Consolidated The Company is responsible for meeting the common equity requirements of each subsidiary through new issuances, including the proceeds from its Dividend Reinvestment and Customer Stock Purchase Plan (DRP). During 1994, the Company raised $12.1 million from its DRP compared with $13.2 million in 1993 and $12 million in 1992. In September 1992, the Company also raised $37 million from a public offering. The Company provides the debt requirements for its non-regulated companies, while NJNG issues short-term and long-term debt based upon its own financial profile.
   It is the Company's objective to maintain a consolidated capital structure that reflects the different characteristics of each business segment and provides adequate financial flexibility for accessing capital markets as required. Based upon its existing mix of investments, it is the Company's goal to maintain a common equity ratio in a range of 40% to 45%.
   In order to meet the working capital and external debt financing requirements of the non-regulated companies, as well as its own working capital needs, the Company maintains committed credit facilities totaling $145 million with a number of banks and

                                                New Jersey Resources Corporation


has a $10 million credit facility available on an offering basis. At September 30, 1994, a total of $118.2 million was outstanding under these agreements.

At September 30, the Company's consolidated capital structure was as follows:

                                              1994        1993
- - -------------------------------------------------------------------------------

Common stock equity                             42%         41%
Preferred stock                                  4           4
Long-term debt                                  54          55
                                            ------      ------
Total                                          100%        100%
                                            ======      ======

NJNG The seasonal nature of the Company's utility operations creates large short-term cash requirements, primarily to finance gas purchases and customer accounts receivable. NJNG obtains working capital for these requirements, as well as for the temporary financing of construction expenditures, sinking fund needs and accelerated GRFT payments mandated by New Jersey law, through the issuance of commercial paper and short-term bank loans. To support the issuance of commercial paper, NJNG maintains committed credit facilities totaling $71 million with a number of commercial banks and has an additional $15 million in lines of credit available on an offering basis. NJNG's lines of credit are adjusted quarterly based upon its projected cash needs.

Capital Requirements NJNG's capital requirements for 1992 through 1994 and projected amounts through 1996 are as follows:

                              Maturities and
             Construction     redemption of    Redemption of
(Thousands)  expenditures    long-term debt    preferred stock           Total
- - -------------------------------------------------------------------------------
1992         $  37,864         $   5,189        $     270             $  43,323
1993            53,420            21,379           10,270                85,069
1994            54,506            14,064              270                68,840
1995            44,400             9,560              270                54,230
1996            43,500             7,360              270                51,130

The level of construction expenditures has resulted primarily from the need for services, mains and meters to support NJNG's continued customer growth, and general system renewals and improvements. NJNG also had additional capital requirements in 1993 and 1994 of approximately $25 million annually resulting from the acceleration of GRFT payments to the State of New Jersey. Optional redemption activity included $10.5 million of First Mortgage Bonds in 1994 and $17.4 million of First Mortgage Bonds and $10 million of preferred stock in 1993. Based on current market conditions, NJNG expects to optionally redeem the remaining $6 million balance of its 10.85% Series M Bonds in 1995 and the remaining $4 million balance of its 10% Series N Bonds in 1996.

Financing

(Thousands)                        1994      1993        1992
- - -------------------------------------------------------------------------------
Cash flow                     $  65,619  $ 48,389    $ 48,714
External financing
  Common stock                $  10,887  $ 13,218    $ 40,010
  Long-term debt              $  44,500  $ 39,300    $  4,000
                              =========  ========    ========

Cash flow, defined as net cash flows from operating activities before the change in working capital and other, net, represents the cash generated from operations available for capital expenditures, dividends, working capital and other requirements. Cash flow increased by 31% in 1994 due primarily to higher earnings and higher deferred tax benefits. Cash flow decreased by 1% in 1993 due to the reversal of certain deferred tax benefits, which more than offset higher earnings.
   Common equity financing each year consisted of proceeds from the Company's DRP and $28 million of the proceeds from the Company's public offering in September 1992.
   NJNG's external financing requirements in 1995 and 1996 are expected to average about $35 million annually, which will be met through additional issuances of short-term and long-term debt and common equity contributions by the Company. In October 1993, NJNG received approval from the BPU to issue up to $75 million of First Mortgage Bonds under a Medium-Term Note (MTN) program, of which $30 million was issued in November 1993 and $25 million of 8.25% Series Z First Mortgage Bonds due 2004 were issued in October 1994. The timing and mix of these issuances will be geared toward achieving a common equity ratio of 53% for NJNG, which is consistent with maintaining NJNG's current short-term and long-term credit ratings and providing access to external capital.

PRC Capital requirements and financing activity for PRC from 1992 through 1994 were as follows:

(Thousands)                        1994       1993        1992
- - -------------------------------------------------------------------------------
Capital expenditures           $  4,136 $   12,085  $    9,730
Maturities and redemption of
  long-term debt               $ 13,842 $    2,241  $      126
Cash flow                      $ 11,764 $    5,885  $    8,369
External financing
  Common stock                 $  1,200          -  $    8,730
  Long-term debt               $  7,225 $    8,509  $   (5,306)
                               ======== ==========  ==========

                                                New Jersey Resources Corporation


CR&R Capital requirements and financing activity for CR&R from 1992 through 1994 were as follows:

(Thousands)                        1994       1993        1992
- - -------------------------------------------------------------------------------
Capital expenditures           $  2,619  $   2,869   $   4,397
Maturities and redemption of
  long-term debt               $ 13,842  $   2,241   $     126
Cash flow                      $  3,987  $   2,883   $   3,724
  External financing
  Long-term debt               $ 12,108  $   2,091   $   1,538
                               ========  =========   =========

As a result of the strategic re-evaluation conducted by the Company in 1992, CR&R's construction program has been limited to the fit-up of existing tenant space and the development of previously committed projects.
   External financing activity in 1994 included the refinancing of its remaining 11 5/8%, $13.8 million mortgage and in 1993 included the refinancing of its remaining 12 3/4%, $2.1 million mortgage. Funds for both refinancings were obtained from the Company's bank credit facilities.
   Capital expenditures are projected to be $9.3 million in 1995 and $3 million in 1996 in connection with the fit-up of existing tenant space and development of existing acreage. Such expenditures are expected to be funded through internal generation and bank loans obtained by the Company.

NJR Energy NJR Energy's capital requirements and financing activity for 1992 through 1994 were as follows:

(Thousands)                        1994       1993        1992
- - --------------------------------------------------------------------------------
Capital expenditures and
  investments                 $   1,979  $   9,512   $   6,208
Cash flow                     $   4,783  $   3,323   $   4,746
External financing
  Common stock                $   1,200          -   $   8,730
  Long-term debt              $  (5,179) $   6,143   $  (6,885)
                              =========  =========   =========

NJR Energy's 1994 capital spending was devoted primarily to development activity. During 1993, NJR Energy's capital spending included participation in the drilling of 10 wells to develop existing properties, of which 8 were completed as commercially productive, and 4 exploratory wells, none of which were commercially successful. NJR Energy's 1993 capital expenditures included the August 1993 acquisition of 56 oil and gas properties for $5 million. This acquisition added proved reserves of 6.9 Bcf of natural gas and 295,000 barrels of oil, and included the assumption of operations on 45 of the properties.
   In connection with the strategic shift in capital allocation away from the exploration for reserves, NJR Energy removed a total of 16.3 Bcf and 515,000 barrels of oil from its base of proved reserves. Accordingly, NJR Energy's base of proved natural gas reserves at September 30, 1994 decreased to 21.6 Bcf, compared with 41.4 Bcf at September 30, 1993 and proved oil reserves decreased to 1.8 million barrels at September 30, 1994, compared with 2.4 million barrels a year ago.
   Cash flow increased to $4.8 million in 1994 compared with $3.3 million in 1993 and $4.7 million in 1992 due primarily to higher revenues from increased production and the utilization of federal alternative minimum tax (AMT) credits. Cash flow declined in 1993 due primarily to higher federal AMT.
   NJR Energy received $1.2 million of DRP proceeds in 1994 and $8.7 million of proceeds from the Company's public offering in September 1992.
   Capital expenditures in 1995 and 1996 are projected to be $3.8 million annually for the development of proved undeveloped reserves and approximately $10 million over the next two years for investments in areas such as gas gathering, marketing and storage. Such expenditures are expected to be funded through internal generation and the issuance of additional debt and equity by the Company, the timing and mix of which will be decided by market and other conditions.

PPI No capital investments were made as of September 30, 1994. External financing for PPI's future capital investments is expected to be initially provided by the Company, the timing and mix of which will be determined by market and other conditions.

Effects of Inflation Under the ratemaking process, the recovery of plant costs through depreciation and the allowed return on plant investment are limited to levels based upon the historical cost of utility plant, which is significantly less than current replacement costs. The Company believes, based on past practices, that NJNG will be allowed to earn on the increased cost of its investment when replacement of the facilities is included in rate base. The Company's other operations have not been significantly affected by inflation.

Summary The Company is confident that it will have adequate cash flow and proper access to both the short-term and long-term capital needed to meet the projected capital and dividend requirements of each subsidiary. The Company and NJNG will continue to explore various alternatives to reduce its overall cost of capital. In addition, NJNG remains committed to providing quality service to its customers and a fair return to the Company's shareholders, without the need of continuous base rate increases. Non-regulated investments are expected to generate improved earnings and cash flow in the future.

Financial Statement Responsibility              New Jersey Resources Corporation

The management of New Jersey Resources Corporation and its subsidiaries is responsible for the integrity and objectivity of the financial statements and related disclosures of the Company. These statements and disclosures have been prepared using management's best judgment and are in conformity with generally accepted accounting principles applied on a consistent basis. The financial statements have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report.

     To meet its responsibilities with respect to financial information, management maintains and enforces a system of financial accounting controls, which is designed to give reasonable assurance as to the reliability of the financial records and the protection of assets. This system is augmented by written policies and procedures, an organizational structure that provides for appropriate division of responsibility and careful selection and training of personnel. This system is also tested by the Company's Internal Audit Department. Management believes the system is effective and provides reasonable assurance that all transactions are properly recorded.

     In addition, the Company has a Code of Conduct that requires all employees to maintain the highest level of ethical standards and requires key management personnel to formally declare their compliance with the Code annually.

     The Board of Directors, through its Audit Committee, which is currently composed of six outside directors, oversees management's responsibilities for accounting, internal controls and financial reporting. The Audit Committee meets periodically with management, the internal auditors and independent auditors to discuss auditing and financial matters and to assure that each is carrying out its responsibilities. Both the internal and independent auditors have access to the Audit Committee at any time.

Independent Auditors' Report

To the Shareholders and Board of Directors of New Jersey Resources Corporation:
We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New Jersey Resources Corporation and its subsidiaries as of September 30, 1994 and 1993 and the related consolidated statements of income, common stock equity and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statments based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at September 30, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1994 in conformity with generally accepted accounting principles.

     As discussed in Note 1 to the consolidated financial statements, in 1994 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109, changed its method of accounting for the costs of postretirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106, and changed the method of accounting for oil and gas activities from the full cost method to the successful efforts method and restated the 1993 and 1992 consolidated financial statements for the change.



Parsippany, New Jersey
October 31, 1994

Consolidated Statements of Income                                           New Jersey Resources Corporation
(Thousands, except per share data)


For the Years Ended September 30,                                               1994      1993(A)     1992(A)
- - -------------------------------------------------------------------------------------------------------------
Operating Revenues .....................................................   $ 498,749   $ 454,746   $ 400,738
                                                                           ---------   ---------   ---------
Operating Expenses
  Gas purchases ........................................................     279,529     252,041     205,920
  Operation and maintenance ............................................      69,057      61,707      59,719
  Depreciation and amortization ........................................      27,595      25,405      23,918
  Exploratory dry hole costs ...........................................          29       2,017       2,184
  Gross receipts tax, etc ..............................................      53,757      52,719      52,612
  Federal income taxes .................................................      14,851      11,957      10,841
                                                                           ---------   ---------   ---------
Total operating expenses ...............................................     444,818     405,846     355,194
                                                                           ---------   ---------   ---------
Operating Income .......................................................      53,931      48,900      45,544

Other Income, Net ......................................................       2,208         713         574
                                                                           ---------   ---------   ---------
Interest Charges, Net
  Long-term debt .......................................................      20,997      19,952      19,742
  Short-term debt and other ............................................       1,206         477       1,665
                                                                           ---------   ---------   ---------
Total interest charges, net ............................................      22,203      20,429      21,407
                                                                           ---------   ---------   ---------
Income Before Preferred Stock Dividends ................................      33,936      29,184      24,711
Preferred stock dividends ..............................................       1,662       2,022       2,464
                                                                           ---------   ---------   ---------
Income Before Cumulative Effect of Change in Accounting for Income Taxes      32,274      27,162      22,247
Cumulative effect of change in accounting for income taxes .............         721        --          --
                                                                           ---------   ---------   ---------
Net Income .............................................................   $  32,995   $  27,162   $  22,247
                                                                           =========   =========   =========
Earnings per Common Share Before Cumulative Effect of Change
  in Accounting for Income Taxes .......................................   $    1.89   $    1.64   $    1.55
Cumulative effect of change in accounting for income taxes .............         .04        --          --
                                                                           ---------   ---------   ---------
Earnings per Common Share ..............................................   $    1.93   $    1.64   $    1.55
                                                                           =========   =========   =========
Dividends per Common Share .............................................   $    1.52   $    1.52   $    1.52
                                                                           =========   =========   =========
Average Shares Outstanding .............................................      17,096      16,607      14,334
                                                                           =========   =========   =========


Consolidated Statements of Common Stock Equity

                                                          Number of         Common     Premium on       ESOP Term      Retained
(Thousands)                                                 Shares           Stock   Common Stock  Loan and Other      Earnings (A)
- - -----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1991 ........................      13,965        $ 34,913       $128,381        $(2,234)       $  3,671
Net income ...........................................                                                                    22,247
Public sale of common stock ..........................       1,725           4,313         32,417
Common stock issued under stock plans ................         596           1,489         10,555
Cash dividends declared ..............................                                                                   (21,780)
Reduction of ESOP term loan and other ................                                                       731
                                                            ------        --------       --------        --------       --------
Balance at September 30, 1992 ........................      16,286          40,715        171,353         (1,503)          4,138
Net income ...........................................                                                                    27,162
Common stock issued under stock plans ................         534           1,335         11,643
Cash dividends declared ..............................                                                                   (25,283)
Reduction of ESOP term loan and other ................                                                       753
Balance at September 30, 1993 ........................      16,820          42,050        182,996           (750)          6,017
Net income ...........................................                                                                    32,995
Common stock issued under stock plans ................         483           1,206         10,918
Cash dividends declared ..............................                                                                   (26,019)
Reduction of ESOP term loan and other ................                                                       750
                                                            ------        --------       --------        --------       --------
Balance at September 30, 1994 ........................      17,303        $ 43,256       $193,914        $     -        $ 12,993
                                                            ======        ========       ========        ========       ========

(A) Restated to reflect the change in accounting principle by NJR Energy for its oil and gas operations to the successful efforts method from the full cost method. The accompanying notes are an integral part of these statements.


Consolidated Statements of Cash Flows                                                           New Jersey Resources Corporation
(Thousands)


For the Years Ended September 30,                                                            1994        1993(A)         1992(A)
- - -----------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income ........................................................................   $  32,995       $ 27,162       $  22,247
  Adjustments to reconcile net income to cash flows
    Depreciation and amortization ...................................................      27,595         25,405          23,918
    Amortization of deferred charges ................................................       2,701          1,381           1,319
    Deferred income taxes ...........................................................      14,075          (980)           8,115
    Exploratory dry hole costs ......................................................          29          2,017           2,184
    Cumulative effect of change in accounting for income taxes ......................        (721)             -               -
    Change in working capital .......................................................     (30,711)       (44,399)         (4,482)
    Other, net ......................................................................      (4,523         (1,616)         (3,299)
                                                                                        ---------       --------       ---------
Net cash flows from operating activities ............................................      41,440          8,970          50,002
                                                                                        ---------       --------       ---------
Cash Flows from Financing Activities
  Proceeds from long-term debt ......................................................      50,250         49,200           4,000
  Proceeds from common stock ........................................................      12,087         13,218          48,740
  Payments of long-term debt ........................................................     (28,580        (24,295         (11,569
  Payments of preferred stock .......................................................        (270)       (10,270)           (270)
  Payments of common stock dividends ................................................     (25,836)       (24,426)        (21,553)
  Net change in short-term debt .....................................................      12,100         54,900         (21,400)
                                                                                        ---------       --------       ---------
Net cash flows from financing activities ............................................      19,751         58,327          (2,052)
                                                                                        ---------       --------       ---------
Cash Flows used in Investing Activities
  Expenditures for
    Utility plant ...................................................................     (54,506)       (58,270)        (37,864)
    Contribution from cogeneration developer ........................................           -          4,850              -
    Real estate properties ..........................................................      (2,619)        (2,869)         (4,397)
    Oil and gas properties ..........................................................      (1,517)        (9,216)         (5,333)
  Cost of removal and other .........................................................      (5,337)        (2,048)         (1,043)
  Proceeds from sale of assets ......................................................       3,184              -               -
                                                                                        ---------      ---------       ---------
Net cash flows used in investing activities .........................................     (60,795)       (67,553)        (48,637)
                                                                                        ---------      ----------      ---------
Net change in cash and temporary investments ........................................         396           (256)           (687)
Cash and temporary investments at beginning of the year .............................       1,555          1,811           2,498
                                                                                        ---------       --------       ---------
Cash and temporary investments at end of the year ...................................   $   1,951       $  1,555       $   1,811
                                                                                        =========       ========       =========
Changes in Components of Working Capital
  Receivables .......................................................................   $  (4,055)      $ (1,473)      $  (3,283)
  Inventories .......................................................................       3,747         (8,374)             47
  Deferred gas costs ................................................................      (6,560)       (19,566)          5,729
  Purchased gas .....................................................................      (9,865)         4,958           1,879
  Accrued and prepaid taxes, net ....................................................     (19,193)       (20,879)         (3,349)
  Customers' credit balances and deposits ...........................................       2,841         (1,582          (8,601)
  Other, net ........................................................................       2,374           2,51           3,096
                                                                                        ---------        -------       ---------
Total ...............................................................................   $ (30,711)       $(44,99)      $  (4,482)
                                                                                        =========        =======       =========
Supplemental Disclosures of Cash Flows Information
Cash paid during the year for
  Interest (net of amount capitalized) ..............................................   $  19,455        $ 18,725      $  20,905
  Income taxes ......................................................................   $   6,734        $  9,930      $   2,710
Non-cash investing and financing activities
  Note receivable converted to oil and gas properties ...............................           -               -      $     830
                                                                                        =========        ========      =========

(A) Restated to reflect the change in accounting principle by NJR Energy for its oil and gas operations to the successful efforts method from the full cost method. The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets                                                                     New Jersey Resources Corporation
(Thousands)

September 30,                                                                                               1994         1993(A)
- - ------------------------------------------------------------------------------------------------------------------------------------
Assets
Property, Plant and Equipment
  Utility plant, at original cost .................................................................     $691,757       $ 637,580
  Real estate properties, at cost .................................................................      104,309         102,369
  Oil and gas properties ..........................................................................       63,224          64,576
                                                                                                         859,290         804,525
Accumulated depreciation and amortization .........................................................     (218,913)       (198,875)
                                                                                                        --------       ---------
Property, plant and equipment, net ................................................................      640,377         605,650
                                                                                                        --------       ---------
Current Assets
  Cash and temporary investments ..................................................................        1,951           1,555
  Customer accounts receivable ....................................................................       18,805          16,719
  Unbilled revenues ...............................................................................        9,136          10,037
  Allowance for doubtful accounts .................................................................         (657)           (684)
  Gas in storage, at average cost .................................................................       33,483          37,282
  Materials and supplies, at average cost .........................................................        7,143           7,091
  Prepaid state taxes .............................................................................       11,077               -
  Deferred gas costs ..............................................................................       16,008          22,891
  Other ...........................................................................................        6,285           6,250
                                                                                                        --------       ---------
Total current assets ..............................................................................      103,231         101,141
                                                                                                        --------       ---------
Deferred Charges and Other ........................................................................       53,739          31,871
                                                                                                        --------       ---------
Total Assets ......................................................................................     $797,347       $ 738,662
                                                                                                        ========       =========
Capitalization and Liabilities
Capitalization
  Common stock equity .............................................................................     $250,163       $ 230,313
  Redeemable preferred stock ......................................................................       22,070          22,340
  Long-term debt ..................................................................................      323,590         310,996
                                                                                                        --------       ---------
  Total capitalization ............................................................................      595,823         563,649
                                                                                                        --------       ---------
Current Liabilities
  Current maturities of long-term debt ............................................................        4,315           4,650
  Short-term debt .................................................................................       42,000          20,900
  Purchased gas ...................................................................................       14,950          24,815
  Accounts payable and other ......................................................................       36,163          33,571
  Accrued taxes ...................................................................................        3,130          11,246
  Customers' credit balances and deposits .........................................................       14,480          11,639
                                                                                                        --------       ---------
Total current liabilities .........................................................................      115,038         106,821
                                                                                                        --------       ---------
Deferred Credits
  Deferred income taxes ...........................................................................       52,698          39,344
  Deferred investment tax credits .................................................................       12,025          12,419
  Other ...........................................................................................       21,763          16,429
                                                                                                        --------       ---------
Total deferred credits ............................................................................       86,486          68,192
                                                                                                        --------       ---------
Commitments and Contingent Liabilities (Note 9)

Total Capitalization and Liabilities ..............................................................     $797,347       $ 738,662
                                                                                                        ========       =========



(A) Restated to reflect the change in accounting principle by NJR Energy for its oil and gas operations to the successful efforts method from the full cost method. The accompanying notes are an integral part of these statements.


Consolidated Statements of Capitalization                                                       New Jersey Resources Corporation
(Thousands)


September 30,                                                                                               1994         1993(A)
- - ------------------------------------------------------------------------------------------------------------------------------------
Common Stock Equity
  Common stock, $2.50 par value; authorized 25,000,000 shares;
    outstanding shares 1994, 17,302,584; 1993, 16,819,826                                                 $ 43,256        $ 42,050
  Premium on common stock                                                                                193,914         182,996
  Term loan of Employee Stock Ownership Plan and other                                                         -            (750
  Retained earnings                                                                                       12,993           6,017
                                                                                                        --------        --------
Total common stock equity                                                                                250,163         230,313
                                                                                                        --------        --------
Redeemable Preferred Stock
New Jersey Natural Gas Company
  $100 par value, cumulative; authorized shares
  1994, 530,700; 1993, 533,400; outstanding shares
  4-3/4% series - 1994, 9,500; 1993, 11,000                                                                  950           1,100
  5.65% series - 1994, 11,200; 1993, 12,400                                                                1,120           1,240
  7.72% series - 1994 and 1993, 200,000                                                                   20,000          20,000
                                                                                                        --------        --------
Total redeemable preferred stock                                                                          22,070          22,340
                                                                                                        --------        --------
Long-Term Debt
New Jersey Natural Gas Company
  First Mortgage Bonds                                 Maturity date
    10-1/2%       Series L                             August 1, 2014                                          -          10,500
    10.85%        Series M                             September 1, 2000                                   6,000           7,200
    10%           Series N                             May 1, 2001                                         6,000           7,000
    8.5%          Series P                             March 1, 2002                                       9,545          10,908
    9%            Series Q                             December 1, 2017                                   13,500          13,500
    8-1/2%        Series R                             June 1, 2018                                       25,000          25,000
    10.10%        Series S                             June 1, 2009                                       20,000          20,000
    7.05%         Series T                             March 1, 2016                                       9,545           9,545
    7.25%         Series U                             March 1, 2021                                      15,000          11,000
    7.50%         Series V                             December 1, 2002                                   25,000          25,000
    5-3/8%        Series W                             August 1, 2023                                     10,300          10,300
    6.27%         Series X                             November 1, 2008                                   30,000               -
    6.25%         Series Y                             August 1, 2024                                     10,500               -
  Short-term debt refinanced                                                                              25,000          34,000
  Capital lease obligations                                                                                    -              77
                                                                                                        --------        --------
Total                                                                                                    205,390         184,030
                                                                                                        --------        --------
New Jersey Resources Corporation
  Revolving Credit Agreements, at floating rates       October 1, 1995-October 1, 1996                   118,200         126,292
  7.9% Term loan of Employee Stock Ownership Plan      May 1, 1995                                             -             674
                                                                                                        --------        --------
Total                                                                                                    118,200         126,966
                                                                                                        --------        --------
Total long-term debt                                                                                     323,590         310,996
                                                                                                        --------        --------
Total Capitalization                                                                                    $595,823        $563,649
                                                                                                        ========        ========



(A) Restated to reflect the change in accounting principle by NJR Energy for its oil and gas operations to the successful efforts method from the full cost method. The accompanying notes are an integral part of these statements.

                                                New Jersey Resources Corporation


Notes to Consolidated Financial Statements


1.  Summary of Significant Accounting Policies

Principles of Consolidation The Consolidated Financial Statements include the accounts of New Jersey Resources Corporation (the Company) and its subsidiaries
- - --New Jersey Natural Gas Company (NJNG) and Paradigm Resources Corporation
(PRC). Commercial Realty & Resources Corp. (CR&R), NJR Energy Corporation (NJR Energy) and Paradigm Power, Inc. (PPI) are wholly owned subsidiaries of PRC. Significant intercompany accounts and transactions have been eliminated.

Regulatory Accounting The Company's largest subsidiary, NJNG, maintains its accounts in accordance with the Uniform System of Accounts as prescribed by the New Jersey Board of Public Utilities (the BPU). As a result of the ratemaking process, the accounting principles applied by NJNG differ in certain respects from those applied by nonregulated businesses.

Utility Plant and Depreciation Depreciation is computed on a straight-line basis for financial statement purposes, using rates based on the estimated average lives of the various classes of depreciable property. The composite rate of depreciation was 3% of average depreciable property in 1994, 3.27% in 1993 and 3.24% in 1992. When depreciable properties are retired, the original cost thereof, plus cost of removal less salvage, is charged to accumulated depreciation.

Oil and Natural Gas Properties As disclosed on Form 10-K/A, filed in April 1994, NJR Energy changed the method of accounting for its oil and gas operations to the successful efforts method from the full cost method.

   Under the successful efforts method of accounting, proved leasehold costs are capitalized and amortized over the proved developed and undeveloped reserves on a units-of-production basis. Successful drilling costs and developmental dry holes are capitalized and amortized over the proved developed reserves on a units-of-production basis. Unproved leasehold costs are capitalized and are not amortized, pending an evaluation of their exploration potential. Unproved leasehold costs are assessed periodically to determine if an impairment of the cost of significant individual properties has occurred. The cost of an impairment is charged to expense in the period in which it occurs. Costs incurred for exploratory dry holes, geological and geophysical work and delay rentals are charged to expense as incurred.

   The Consolidated Balance Sheets as of September 30, 1993 and 1992, and the related Consolidated Statements of Income, Common Stock Equity and Cash Flows for each of the two years in the period ended September 30, 1993 and related notes to the Consolidated Financial Statements have been restated to show the effects of NJR Energy's change in accounting principle for its oil and gas properties to the successful efforts method of accounting from the full cost method. The change to the successful efforts method of accounting resulted in a decrease of $17.2 million and $15.9 million in retained earnings as of September 30, 1993 and 1992, respectively, by restating previously issued financial statements. The effect of this change was to decrease previously reported net income and earnings per share of common stock by the following amounts:

(Thousands, except per share data)            1993        1992
- - --------------------------------------------------------------------------------
Net income, as previously reported        $ 28,497    $ 23,459
Effect of change in accounting              (1,335)     (1,212)
                                          --------    --------
Net income, as restated                   $ 27,162    $ 22,247
                                          ========    ========
Earnings per common share,
  as previously reported                  $   1.72    $   1.64
Effect of change in accounting                (.08)       (.09)
                                          --------    --------
Earnings per common share, as restated    $   1.64    $   1.55
                                          ========    ========

Utility Revenues Customers are billed through monthly cycle billings on the basis of one month's actual or estimated usage. Revenues are based upon service rendered.

Gas Purchases NJNG's tariff includes a Levelized Gas Adjustment (LGA) clause, which is normally revised on an annual basis. Under this clause, NJNG projects its cost of gas, net of supplier refunds and credits from non-firm sales and transportation activities, over the subsequent 12 months and recovers the excess, if any, of such projected costs over those included in its base rates through monthly levelized charges to customers. Any under-or over-recoveries are deferred and reflected in the LGA clause in the subsequent year.

Gross Receipts Tax, Etc. Gross receipts tax, etc. consists principally of New Jersey gross receipts and franchise taxes (GRFT), which are eventually paid to the municipalities in which NJNG has utility plant facilities, and a surtax paid to the state. These taxes are calculated on a per-therm basis and are paid in lieu of personal property and state income taxes. Such amounts represent approximately 90% of the Gross receipts tax, etc. figures.

Federal Income Taxes Through September 30, 1993, deferred federal income taxes were provided for timing differences between book and taxable income, except that NJNG provided such taxes only to the extent permitted for ratemaking purposes. Effective October 1, 1993, deferred federal income taxes are calculated in conformance with Statement of Financial Accounting Standards
(SFAS) No. 109, (See Note 6: Federal Income Taxes).

   Investment tax credits have been deferred and are being amortized as a reduction to the tax provision over the average lives of the related property.

                                                New Jersey Resources Corporation


Capitalized Interest The Company's capitalized interest totaled $2.6 million in 1994, $3.2 million in 1993 and $3.3 million in 1992.

Deferred Charges Included in Deferred Charges and Other is $8 million related to items that are being amortized through rates over remaining time periods ranging from 1 to 9 years. No return is being earned on the unamortized balance. See
Note 9: Commitments and Contingent Liabilities for a discussion of manufactured gas plant (MGP) remediation costs.

Statements of Cash Flows For purposes of reporting cash flows, all temporary investments with maturities of three months or less are considered cash equivalents.

New Accounting Standards See Note 6: Federal Income Taxes and Note 8: Employee Benefit Plans for a discussion of the impact of SFAS No. 109, "Accounting for Income Taxes" and SFAS 106, "Employees Accounting for Postretirement Benefits Other Than Pensions", respectively, both of which were adopted by the Company effective October 1, 1993.

2.  Common Stock

At September 30, 1994, there were 517,033 shares reserved for issuance under the Company's Dividend Reinvestment and Customer Stock Purchase, Employee Stock Ownership and Retirement Savings Plans.

   In January 1994, shareholders approved an amendment to the Executive Long-Term Incentive Compensation Plan (the Plan) increasing the number of shares reserved for issuance to key employees at the discretion of the Board of Directors from 250,000 to 750,000. In 1994, a total of 1,209 shares were issued and, at September 30, 1994, there were 584,120 shares reserved for issuance or grant under the plan. All options granted under the Plan have been non-qualified stock options, allow for the purchase of common stock at prices equal to the average market value for the 20 trading days preceding the date of grant, vest over four years and must be exercised within ten years.

The following table summarizes the stock option activity for the past three years:

                                 Shares     Price Range
- - --------------------------------------------------------------
Outstanding at
  September 30, 1991 and 1992    23,672   $  19.01
Granted                          67,264   $  22.25
                              ---------   --------------------
Outstanding at
  September 30, 1993             90,936   $  19.01 - $   22.25
Granted                          57,222   $   6.00
Exercised                        (1,220   $  22.25
Forfeited                        (8,449   $  22.25 - $   26.00
                              ---------   --------------------
Outstanding at
  September 30, 1994            138,489   $  19.01 - $   26.00
                              =========   ====================
Exercisable at
  September 30, 1994             32,804   $  19.01 - $   22.25
                              =========   ====================

3.  Redeemable Preferred Stock

Under the terms of its preferred stock agreements, NJNG purchases 1,500 shares of the 4-3/4% series and 1,200 shares of the 5.65% series annually, at par plus accumulated dividends. Both series are redeemable at NJNG's option for $102 per share plus accumulated dividends at any time. The 7.72% series is subject to mandatory redemption in 2001 and optional redemption from 1998 to 2000 at prices declining from $101.72 to $100 per share plus accumulated dividends.

   Preferred stockholders are entitled to one vote per share on all NJNG matters and have priority as to dividends. The agreements prohibit the distribution of common stock dividends unless NJNG is in compliance with all their provisions. In addition, whenever preferred dividends are in arrears in an amount equal to four quarterly dividends, preferred stockholders may elect a number of directors necessary to constitute one less than a majority of NJNG's Board of Directors, until such dividends are paid in full.

   The Company has 200,000 shares of authorized and unissued $100 par value preferred stock.

4.  Long-Term Debt, Dividends and Retained Earnings Restrictions

Annual redemption requirements for the next five years are as follows: 1995, $4.3 million; 1996, $91.8 million; 1997, $33.6 million; 1998, $3.6 million and
1999, $5.4 million.
   NJNG's mortgage secures its first mortgage bonds and represents a lien on substantially all its property, including gas supply contracts. Certain indentures supplemental to the mortgage include restrictions as to cash dividends and other distributions on NJNG's common stock, which restrictions apply so long as certain series of first mortgage bonds are outstanding. Under the most restrictive provision, approximately $19.9 million of NJNG's retained earnings was available at September 30, 1994.
   In March 1994, under its loan agreement with the New Jersey Economic Development Authority (the Authority), NJNG received the final $4 million of the proceeds from the Authority's 7.25% Series 1991B Bonds and issued a like amount of its 7.25% Series U Bonds. In March 1991, NJNG entered into a loan agreement with the Authority under which the Authority issued $15 million of its 7.25% Series 1991B Bonds due March 2021 and deposited the proceeds into a construction fund with an indenture trustee. NJNG issues first mortgage bonds, with interest rates and maturity dates matching those of the revenue bonds, as it receives funds from the indenture trustee in reimbursement of qualified expenditures up to the principal amount of the bonds issued by the Authority. Any remaining balance in the construction fund, together with the first mortgage bonds issued by NJNG, are held by the indenture trustee as security for the Authority's revenue bonds. NJNG is obligated at all times to secure all payments on the Authority's revenue bonds.

                                                New Jersey Resources Corporation


In September 1994, NJNG entered into a loan agreement with the Authority under which the Authority issued $10.5 million of its 6.25% Series 1994A Bonds due 2024 and NJNG issued a like amount of its 6.25% Series Y First Mortgage Bonds. NJNG used the proceeds from its Series Y Bonds to redeem the $10.5 million, 10 1/2% Series L Bonds due 2014.

   In October 1993, NJNG received approval from the BPU to issue up to $75 million of First Mortgage Bonds under a Medium-Term Note (MTN) Program. In November 1993, NJNG issued $30 million of its 6.27% Series X First Mortgage Bonds due 2008 under the MTN Program. In October 1994, NJNG issued $25 million of its 8.25% Series Z First Mortgage Bonds due 2004 under the MTN Program and used the proceeds to reduce its outstanding short-term debt. Accordingly, at September 30, 1994, $25 million of short-term debt has been reclassified as long-term debt for financial reporting purposes.

   In October 1993, CR&R used proceeds from floating rate bank loans obtained by the Company under its revolving credit facilities to optionally redeem the remaining $13.8 million outstanding principal amount of its 11 5/8% mortgage.
   At September 30, 1994, the Company had seven committed revolving credit agreements totaling $145 million which provide for bank loans at negotiable rates at or below the prime rate. At September 30, 1994, a total of $118.2 million was outstanding under these agreements of which $88.2 million matures in 1996 and $30 million matures in 1997.

   The Company has entered into two interest rate swap agreements, having an aggregate notional amount of $45 million, to eliminate the impact of changes in interest rates on a portion of its floating rate long-term debt. These agreements effectively fix the Company's interest rate on $30 million of its floating rate revolving credit facilities at 9% through 1996, and on $15 million of its floating rate revolving credit facilities at 9.5% through 1999. In the event of nonperformance by the counterparties, the Company's interest cost on the $45 million of long-term debt would revert to a floating rate based on a three- or six-month LIBOR. However, the Company does not anticipate nonperformance by the counterparties. The differential to be paid or received is accrued as interest rates change and is recognized over the life of the interest rate swap agreements.

   The Company's remaining long-term debt outstanding under revolving credit agreements at September 30, 1994 and 1993 totaled $73.2 million and $67.5 million, with a weighted average interest rate of 5.3% and 3.7%, respectively.

   SFAS 107, "Fair Value of Financial Instruments", requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. The fair value of cash and temporary investments, accounts receivable, accounts payable, commercial paper and borrowings under revolving credit facilities are estimated to equal their carrying amounts due to the short maturity of those instruments. The estimated fair value of long-term debt is based on quoted market prices for similar issues and the fair value of interest rate swap agreements is based on the estimated amount the Company would receive or pay to terminate the agreements. At September 30, 1994, the carrying amount of long-term debt was $303 million with a fair market value of $304 million and the Company would have to pay approximately $1.2 million to terminate its interest rate swap agreements.

5.  Short-Term Debt and Credit Facilities

Committed credit facilities of NJNG support the issuance of commercial paper and provide for bank loans at negotiable rates at or below the prime rate. These credit facilities total $71 million, and require commitment fees on the unused amounts. In addition, the Company has $10 million and NJNG has $15 million in lines of credit that are available on an offering basis without payment of a commitment fee. NJNG's lines of credit are adjusted quarterly based upon its projected cash needs.

A comparison of pertinent data follows:

(Thousands)                        1994       1993        1992
- - --------------------------------------------------------------
Bank credit facilities        $  71,000  $  71,000  $   65,000
Maximum amount outstanding    $  74,000  $  56,600  $   49,200
Average daily amount outstanding
  Notes payable to banks      $   9,200  $   3,900  $    2,700
  Commercial paper            $  30,300  $   7,900  $   17,000
Weighted average interest rate
  Notes payable to banks           4.00       3.34        4.75
  Commercial paper                 3.88%      3.24%       4.61%
Amount outstanding at year end
  Notes payable to banks      $   5,000  $   5,000          -
  Commercial paper            $  62,000  $  49,900          -
Interest rate at year end
  Notes payable to banks           4.88%      3.22%         -
  Commercial paper                 4.93%      3.22%         -
                               ========   ========    =======

6.  Federal Income Taxes

The Company's federal income tax returns have been examined by the Internal Revenue Service (IRS) through 1991 and all significant matters have been settled.

   Effective October 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes" which requires the implementation of a liability method for the financial reporting of income taxes, as compared with the deferred method. Under the liability method, deferred tax balances must be recorded for all temporary differences and are adjusted to reflect changes in tax rates. Previously, deferred tax balances were not recorded for certain ratemaking items and were not adjusted to reflect changes in tax rates. The cumulative effect of adopting SFAS 109 on the Company's nonregulated operations was a credit to net income of $721,000, or $.04 per

                                                New Jersey Resources Corporation


share. The effect on NJNG was to decrease its deferred tax liability by $375,000 with an offsetting regulatory liability as the Company believes it is probable that the effects of SFAS 109 on NJNG will be payable to customers in the future.

   Federal income tax expense applicable to current operations differs from the amount computed by applying the statutory rate to pre-tax income as follows:

(Thousands)                                       1994       1993       1992
- - --------------------------------------------------------------------------------
Tax expense at statutory rate (35% in 1994,
  34.75% in 1993 and 34% in 1992)              $17,490    $14,394    $12,247
Increase (reduction) resulting from
  Depreciation and cost of removal              (1,032)      (234)       145
  Amortization of investment tax credits          (394)      (411)      (427)
  Section 29 tax credits                          (398)      (616)      (110)
  Other                                            372       (829)      (667)
                                               -------    -------    -------
Provision for Federal income taxes             $16,038    $12,304    $11,188
                                               =======    =======    =======

     The provision for federal income taxes is composed of the following:

(Thousands)                                       1994       1993       1992
- - --------------------------------------------------------------------------------
Current                                        $ 7,610    $ 7,685    $ 2,153
                                               -------    -------    -------
Deferred
  Excess tax  depreciation                       5,723      5,405      6,026
  Gross receipts and franchise taxes            (3,580)    (3,555)     6,956
  Alternative minimum tax                        1,057       (367)    (1,371)
  Contributions                                  1,943     (1,593)        38
  Deferred gas costs                             2,322      6,645     (2,253)
  Installment sale                               1,327          -          -
  Deferred charges and other                        30     (1,505)        66
                                               -------    -------    -------
Total deferred                                   8,822      5,030      9,462
                                               -------    -------    -------
Amortization of investment
  tax credits                                     (394)      (411)      (427)
                                               -------    -------    -------
Total provision                                $16,038    $12,304    $11,188
                                               =======    =======    =======

Charged to: Operating expenses                 $14,851    $11,957    $10,841
            Other income, net                    1,187        347        347
                                               -------    -------    -------
Total provision                                $16,038    $12,304    $11,188
                                               =======    =======    =======

At September 30, 1994, the Company had an alternative minimum tax (AMT) credit of $6.8 million available for an indefinite carryforward period against future federal income taxes payable to the extent that regular federal income taxes payable exceeds AMT payable.

     The tax effects of significant temporary differences comprising the Company's net deferred income tax liability at September 30, 1994 and 1993, were as follows:

(Thousands)                                             1994         1993
- - -------------------------------------------------------------------------------
Current (assets) liabilities
  Deferred gas costs                                 $ 5,603      $ 7,853
  Gross receipts and franchise taxes                       -        3,580
  Other                                               (1,598)      (1,799)
                                                     -------      -------
Current deferred tax liability, net                  $ 4,005      $ 9,634
                                                     =======      =======

Non-current (assets) liabilities
  Property-related items                             $65,708     $55,526
  Installment sale                                     1,327           -
  Customer contributions                              (4,399)     (4,589)
  Capitalized overhead and interest                   (4,400)     (4,649)
  Alternative minimum tax                             (6,825      (7,882)
  Unamortized investment tax credits                  (4,341)          -
  Deferred charges and other                           5,628         938
                                                     -------     -------
Non-current deferred tax liability, net              $52,698     $39,344
                                                     =======     =======

7.  Regulatory Issues

In April 1993, NJNG filed a petition with the BPU seeking additional annual revenues of approximately $26.9 million, or 7.1%, in base rates. The filing reflected primarily the incremental capital and operating costs associated with NJNG's continued customer growth, general system expansion and New Jersey tax law changes. The filing included a 12.5% return on equity and a rate base of $541 million, compared with a 12.2% return on equity and a $389 million rate base previously reflected in its base rates. On January 5, 1994, the BPU approved a stipulated agreement which authorized a $7.5 million base rate increase and included a 11.5% return on common equity and a rate base of $492 million. Also included in the stipulation was a continuation of NJNG's margin-sharing formula for sales to JCP&L and other interruptible customers and transportation services and, effective January 5, 1994, the margin-sharing formula for off-system sales and capacity release was established to credit 80% to firm customers and 20% to be retained by NJNG.

     In May 1993, NJNG filed an incentive-ratemaking petition with the BPU which was designed to avoid the need for frequent base rate filings while improving overall service to its customers. It included measurable benchmarks in areas such as construction costs, operation and maintenance expenses, gas purchases and customer service. In connection with the January 1994 base rate case stipulation, NJNG withdrew its incentive-ratemaking petition.

                                                New Jersey Resources Corporation


In July 1993, NJNG filed a petition with the BPU to increase its annual LGA revenues by $4.8 million, or 1.3%, reflecting primarily higher-than-expected natural gas prices. In November 1993, the BPU approved the $4.8 million increase effective December 1, 1993, which included recovery of NJNG's share of transition costs paid through September 1993 associated with interstate natural gas pipelines complying with Order 636, over two years.

     In July 1994, NJNG filed a petition with the BPU to increase its annual LGA revenues by $8.8 million, or 2%, reflecting primarily additional transition costs and costs associated with demand side management programs. A decision is expected in the first quarter of fiscal 1995. NJNG has incurred a total of $19.1 million of transition costs through September 30, 1994, of which $11.6 million is being recovered over a two-year period pursuant to NJNG's November 1993 LGA order. As a result of these and other gas costs expected to be recovered in excess of one year, $13.5 million of deferred gas costs has been classified as Deferred Charges and Other in the Consolidated Balance Sheet at September 30, 1994.

     In October 1994, the BPU approved a $2.7 million credit to customers, reflecting the second year's results of its weather-normalization clause and the continuation of the clause on an interim basis pending a final BPU order. The weather-normalization clause provides for a revenue adjustment if the weather varies by more than one-half of one percent from the 10-year average, or normal, weather. The accumulated adjustment from one heating season (i.e., October April) is billed or credited to customers in the subsequent heating season. The weather in 1994 was 2% colder than normal. At September 30, 1994, the $2.7 million credit is included in Customers' credit balances and deposits in the Consolidated Balance Sheet. During 1994, $1.5 million was credited to customers representing the fiscal 1993 weather-normalization adjustment.


8.  Employee Benefit Plans

Pension Plans The Company has two trusteed, noncontributory defined benefit retirement plans covering all regular, full-time employees with more than one year of service. Plan benefits are based on years of service and average compensation during the last five years of employment. The Company makes annual contributions to the plans consistent with the funding requirements of federal law and regulations.

     The components of the net pension cost are as follows:

(Thousands)                                1994        1993        1992
- - --------------------------------------------------------------------------------
Service cost - benefits earned
  during the period                      $1,733      $1,550      $1,440
Interest cost on projected
  benefit obligation                      2,812       2,662       2,441
Return on plan assets                    (3,160)     (2,910)     (2,711)
Net amortization and deferral              (159)       (183)       (229)
                                         ------      ------      ------
Net cost                                 $1,226      $1,119      $  941
                                         ======      ======      ======

Plan assets consist primarily of corporate equities and obligations, U.S. Government obligations and cash equivalents. A reconciliation of the funded status of the plans to the amounts recognized in the Consolidated Balance Sheets is presented below:

(Thousands)                                            1994        1993
- - --------------------------------------------------------------------------------
Plan assets at fair value                           $37,070     $37,747
                                                    -------     -------

Actuarial present value of plan benefits
  Vested benefits                                    25,060      26,202
  Non vested benefits                                 1,565       1,724
  Impact of estimated future
    compensation changes                              8,850      10,618
                                                    -------     -------

Projected plan benefits                              35,475      38,544
                                                    -------     -------

Plan assets in excess of projected
  plan benefits                                       1,595        (797)
Unrecognized net assets at
  beginning of the year                              (2,975)     (3,282)
Unrecognized prior service costs                      1,733       1,478
Unrecognized net (gain) loss                         (1,655)      2,064
                                                    -------     -------

Net pension liability recognized in the
  Consolidated Balance Sheets                       $(1,302)     $ (537)
                                                    =======     =======

The assumptions used in determining the actuarial present value of the projected benefit obligation were as follows:

                                                       1994        1993
- - --------------------------------------------------------------------------------
Discount rate                                           8.5%        7.5%
Compensation increase                                   5.0%        5.0%
Long-term rate of return on plan assets                 9.0%        9.0%
                                                        ===         ===

Employee Stock Ownership Plan The Company established an Employee Stock Ownership Plan (ESOP) in September 1985 that purchased 488,376 shares of common stock for allocation to employees over a 10-year period. To finance this purchase, the trustee of the ESOP borrowed $6.7 million through a 10-year term loan that is secured by the unallocated shares and guaranteed by the Company. The Company accrued $659,000 in 1994, $648,000 in 1993 and $578,000 in 1992 for
contribution to the ESOP.

Other Postretirement Benefits Effective October 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). SFAS 106 requires an accrual method of accounting for postretirement benefits, similar to that presently in effect for pension plans.

                                                New Jersey Resources Corporation


Previously, certain health care and life insurance benefits were charged to expense when paid. Under the accrual method, the cost of providing postretirement benefits will be recognized over the employee's service period. The Company's transition obligation associated with SFAS 106 is $8.6 million, which is being amortized over 20 years, and its annual expense has increased from approximately $400,000 to $1.5 million, of which over 95% relates to NJNG. As part of its January 1994 base rate order, NJNG is permitted to recover approximately 50% of its SFAS 106 expense currently and defer the balance with ultimate recovery of the deferred portion no later than that prescribed by generally accepted accounting principles. At September 30, 1994, $766,000 of SFAS 106 expenses were deferred and are included in Deferred Charges and Other in the Consolidated Balance Sheet.

The components of the accumulated postretirement benefit obligation (APBO) as of September 30, 1994 and October 1, 1993 are as follows:

(Thousands)                           September 30, 1994       October 1, 1993
- - --------------------------------------------------------------------------------
Retirees                                         $(1,459)              $(1,648)
Fully eligible participants                       (2,707)               (2,648)
Other active participants                         (4,815)               (4,304)
                                                 -------               -------
Total APBO                                        (8,981)               (8,600)
Plan assets                                          177                     -
Unrecognized net gain                               (170)                    -
Unrecognized transition obligation                 8,170                 8,600
                                                 -------               -------
Net liability recognized in the
  Consolidated Balance Sheets                    $  (804)              $     -
                                                 =======               =======

The annual net postretirement benefit cost, effective with the January 1994 base rate order, is comprised of the following:

(Thousands)
- - --------------------------------------------------------------------------------
Service Cost                                                               $369
Interest Cost                                                               678
Amortization of transition obligation                                       430
Deferral of current expense                                                (708)
                                                                           ----
Total annual net expense                                                   $769
                                                                           ====

The assumed health care cost trend rate used in measuring the APBO as of September 30, 1994 was 13% in 1995 declining 1% each year to 7% in 1999 and then remaining constant at 6.5% in 2000 and thereafter for participants under age 65. For participants age 65 and older the trend rate was 10% in 1995 declining 1% each year to 7% in 1996 and then remaining constant at 6.5% in 1997 and thereafter. A 1% increase in the trend rates would increase the APBO as of September 30, 1994 by $1.4 million and would increase the annual service and interest costs by $200,000. The assumed discount rate used in determining the APBO was 8% at October 1, 1993 and 8.5% at September 30, 1994.

9.  Commitments and Contingent Liabilities

Capital expenditures are estimated at $68 million and $59 million in fiscal 1995 and 1996, respectively, and primarily consist of NJNG's construction program to support its customer growth and maintain its distribution system. Over the next two years, the Company's non-utility capital expenditures are expected to be focused on investment opportunities designed to capitalize on the post-Order 636 investment environment such as gas gathering, storage and marketing, as well as development costs and equity investments in natural gas-fired cogeneration plants. Real estate capital expenditures will be limited to the fit-up of existing tenant space, the development of existing acreage and additional investments, approved by the Board of Directors, made for the purpose of preserving the value of particular real estate holdings.

     NJNG is participating in environmental investigations and the preparation of proposals for remedial action at 11 former manufactured gas plants (MGP) sites. Through a remediation rider which was approved in its June 1992 base rate order, NJNG is recovering $3 million of expenditures incurred through June 1993 over a seven-year period. Additional costs of $2.7 million have been incurred through June 1994, which are also expected to be recovered over seven years, subject to BPU approval. At September 30, 1994, NJNG estimates that it will incur additional expenditures of approximately $14 million over the next five years for further investigation and remedial action at these sites. Accordingly, this amount is reflected in both Deferred Charges and Other and Other Deferred Credits in the Consolidated Balance Sheets.

     In March 1992, NJR Energy and the Company entered into long-term, fixed-price contracts to sell natural gas to a gas marketing company. In conjunction with the shift in capital allocation policy as discussed in Management's Discussion and Analysis, NJR Energy entered into a swap agreement in October 1994 which hedges its risk for sales volumes under the contract which are in excess of the estimated production from existing reserves. Under the swap agreement, commencing in November 1995 until the expiration of the contract, NJR Energy will pay to the counterparty the identical fixed price it receives from the gas marketing company in exchange for the payment by the counterparty of an index price plus a spread per mmbtu for the excess volumes. The respective obligations of NJR Energy and counterparty under the swap agreement are guaranteed, subject to a maximum amount, by the Company and counterparty's parent corporation, respectively. In the event of nonperformance by the counterparty and its parent corporation, NJR Energy's revenues would be impacted by the difference between the fixed price it is receiving under the gas contract compared with the price of natural gas in the spot market for the volumes it does not produce. However, the Company does not anticipate nonperformance by the counterparty.

                                                New Jersey Resources Corporation


NJNR Pipeline Company, a wholly owned subsidiary of NJR Energy, owns a 2.8% equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois) which has constructed and is operating a 375-mile, natural gas pipeline from the Canadian border to Long Island. The Company has guaranteed a pro-rata share of a debt service letter of credit obtained by Iroquois which totalled $1 million at September 30, 1994. The Company does not expect to incur any cash requirements under the guarantee.

  The Company is party to various claims, legal actions and complaints arising in the ordinary course of business. In management's opinion, the ultimate disposition of these matters will not have a material adverse effect on either its financial condition or results of operations.

10. Business Segment Data

Information related to the Company's various business segments, excluding capital expenditures, which are presented in the Consolidated Statements of Cash Flows, is detailed below:

(Thousands)                                       1994         1993        1992
- - --------------------------------------------------------------------------------
Operating revenues
  Natural gas distribution                    $480,321     $436,587    $383,103
  Real estate                                   12,466       12,554      12,530
  Oil and gas                                    9,440        9,018       9,060
                                              --------     --------    --------
Total before eliminations                      502,227      458,159     404,693
  Eliminations (intersegment revenues)          (3,478)      (3,413)     (3,955)
                                              --------     --------    --------
Total                                         $498,749     $454,746    $400,738
                                              ========     ========    ========
Depreciation and amortization
  Natural gas distribution                    $ 19,270     $ 19,070    $ 17,602
  Real estate                                    1,941        1,924       1,834
  Oil and gas                                    6,234        4,202       4,272
  PPI and other                                    150          209         210
                                              --------     --------    --------
Total                                         $ 27,595     $ 25,405    $ 23,918
                                              ========     ========    ========
Operating income before income taxes
  Natural gas distribution                    $ 65,663     $ 56,773    $ 51,384
  Real estate                                    5,426        5,976       6,187
  Oil and gas                                   (2,335)      (1,871)     (1,509)
  PPI and other                                     28          (21)        323
                                              --------     --------    --------
Total                                         $ 68,782     $ 60,857    $ 56,385
                                              ========     ========    ========
Assets at year end
  Natural gas distribution                    $660,166     $597,508    $531,902
  Real estate                                   94,516       94,608      93,817
  Oil and gas                                   33,506       41,391      38,706
  PPI and other                                  9,159        5,155       4,180
                                              --------     --------    --------
Total                                         $797,347     $738,662    $668,605
                                              ========     ========    ========

11.  Selected Quarterly Data (Unaudited)

A summary of financial data for each fiscal quarter of 1994 and 1993 follows. Due to the seasonal nature of the Company's utility business, quarterly amounts vary significantly during the year. In the opinion of management, the information furnished reflects all adjustments necessary for a fair presentation of the results of the interim periods.

(Thousands,                          First       Second       Third      Fourth
except per share data)             Quarter      Quarter     Quarter     Quarter
- - --------------------------------------------------------------------------------
1994
Operating revenues                $136,145     $222,784     $75,605     $64,215
Operating income                    15,917       29,136       7,219       1,659
Net income before SFAS 109          10,521       23,274       3,302      (4,823)
Net income                          11,242       23,274       3,302      (4,823)
Earnings per common share
  before SFAS 109                      .62         1.37         .19        (.28)
Earnings per common share              .66         1.37         .19        (.28)
                                  ========     ========     =======     =======

1993
Operating revenues                $132,647     $189,465     $75,734     $56,900
Operating income                    15,445       27,759       5,912        (216)
Net income                           9,740       21,973         861      (5,412)
Earnings per common share              .59         1.33         .05        (.32)
                                  ========     ========     =======     =======

Directors and Senior Officers                   New Jersey Resources Corporation

New Jersey Resources Corporation

Directors

Roger E. Birk, 64 (C,E)
President (retired)
Federal National Mortgage Association (1986)

Bruce G. Coe, 64 (A,C,D,E)
President
New Jersey Business and Industry
Association (1984)

Joe B. Foster, 60 (C)
Chairman and Chief Executive Officer
Newfield Exploration Company (1994)

Warren R. Haas, 67 (B,D)
Vice President (retired)
Merrill Lynch Specialists, Inc. (1987)

Dr. Shirley A. Jackson, 48 (A,B,C,E)
Professor of Physics
Rutgers University (1982)

Dorothy K. Light, 57 (B,E)
Corporate Vice President and Secretary
The Prudential Insurance
Company of America (1990)

Donald E. O'Neill, 68 (A,D,E)
Chairman, International Division
and Executive Vice President (retired)
Warner-Lambert Company (1982)

Oliver G. Richard III, 42 (A)
Chairman of the Board and
Chief Executive Officer
New Jersey Resources Corporation (1991)

Richard S. Sambol, 68 (A,C,D)
President
Sambol Construction Corporation (1990)

Charles G. Stalon, 65 (B)
Independent Consultant
on Energy Regulation (1994)

Thomas B. Toohey, 70 (B,C)
President, Chief Operating Officer and
Chief Financial Officer (retired)
New Jersey Resources Corporation (1986)

John J. Unkles, Jr., 64 (B,D)
Managing Director (retired)
Tucker Anthony, Inc. (1982)

Duncan Thecker, 79
President
Duncan Thecker Associates
Director Emeritus (1982)

Senior Officers

Oliver G. Richard III, 42
Chairman of the Board
and Chief Executive Officer (1991)

Peter M. Schwolsky, 48
Executive Vice President, Law and
Corporate Development (1991)

Laurence M. Downes, 37
Senior Vice President
and Chief Financial Officer (1985)

Oleta J. Harden, 45
Senior Vice President and Corporate
Secretary (1984)

Glenn C. Lockwood, 33
Vice President and Controller (1988)

                                                New Jersey Resources Corporation

New Jersey Natural Gas Company

Directors

Bruce G. Coe
Laurence M. Downes
Warren R. Haas
Dorothy K. Light
Donald E. O'Neill
Oliver G. Richard III
Richard S. Sambol
Peter M. Schwolsky

Senior Officers

Oliver G. Richard III, 42
President and Chief Executive Officer (1991)

Laurence M. Downes, 37
Executive Vice President, Finance (1985)

Francis X. Colford, 42
Senior Vice President,
Accounting and Financial Control (1978)

Gary A. Edinger, 44
Senior Vice President, Gas Supply (1972)

Oleta J. Harden, 45
Senior Vice President, Corporate Secretary and General Counsel (1984)

Thomas J. Kononowitz, 52
Senior Vice President, Marketing and
Consumer Services (1963)

Carl W. Porter, 45
Senior Vice President, Operations (1992)

Hugo C. Bottino, 43
Vice President, Human Resources (1981)

Timothy C. Hearne, 38
Vice President and Treasurer (1985)

John Huff, 51
Vice President, Information Systems (1979)

David M. Klucsik, 39
Vice President, Government Affairs (1984)

Mary Ann Martin, 59
Vice President, Consumer and Community Relations (1959)

Paradigm Power, Inc.

Dr. Michael J. Gluckman, 57
President and Chief Executive Officer (1992)

Peter F. McEwan, 53
Vice President, Project Development (1993)

NJR Energy Corporation

Stephen J. Harvey, 34
President and Chief Executive Officer (1993)

Tommy L. Sprinkle, 56
Vice President, Engineering (1994)

Commercial Realty & Resources Corp.

James M. Bollerman, 40
President and Chief Executive Officer (1981)

John Lishak, Jr., 54
Senior Vice President, Marketing (1981)

Brian FitzPatrick, 39
Vice President and Treasurer (1980)

New Jersey Resources Corporation congratulates
Bruce G. Coe, NJR Director and 1994 recipient of the New Jersey Alliance for Action President's Award. The Alliance for Action annually recognizes individuals who make outstanding contributions to New Jersey's quality of life and economic well-being.

(A) Member of Executive Committee
(B) Member of Audit Committee
(C) Member of Finance and Pension Investment Committee
(D) Member of Compensation and Benefits Committee
(E) Member of Nominating Committee
Date represents year of affiliation.





41--(continued)

Shareholder Information                         New Jersey Resources Corporation

Annual Meeting

     The annual meeting of New Jersey Resources Corporation shareholders will be held at 10:30 a.m. on Wednesday, March 8, 1995, at the Garden State Arts Reception Center. The Garden State Arts Center is located at Exit 116 of the Garden State Parkway in Holmdel, New Jersey.

Stock Listing

     New Jersey Resources Corporation common stock is traded on the New York Stock Exchange under the symbol NJR. The stock appears as NewJerRes or NJRsc in the stock tables found in many daily newspapers and business publications.

Investor and Media Information

     Members of the financial community who would like information about the Company are invited to contact Timothy C. Hearne, Vice President and Treasurer, at 908. 938. 1098, or Dennis R. Puma, Manager, Investor Relations, at 908. 938. 1229. Members of the media are invited to contact Catherine M. Downey, Manager, Corporate Communications, at 908. 938. 7866.

Employee Environmental Committee

     The Company has a dedicated Employee Environmental Committee. Many thanks to Adele Tresten (Chairperson, 1993) and Joyce Notte (Chairperson, 1994).

Stock Transfer Agent and Registrar

     The Transfer Agent and Registrar for New Jersey Resources Corporation's common stock is The First National Bank of Boston (Bank of Boston). Shareholders with questions about account activity such as cash contributions or stock transfers should contact the Bank's investor relations representatives between the hours of 8 a.m. and 7 p.m. eastern time by calling toll-free: 800. 736. 3001 or 800. 952. 9245 TTY/TDD service for the hearing impaired.

Correspondence with the Bank should be addressed to:
The First National Bank of Boston
Investor Relations
Mail Stop 45-02-09
P.O. Box 644
Boston, MA 02102 0644

Dividends

     Dividends on common stock are declared quarterly by the Board of Directors. Shareholders of record will receive their dividend checks directly from the Bank of Boston unless they have elected to re-invest their dividends through our Automatic Dividend Reinvestment Plan.

     New Jersey Resources now offers DIRECT DEPOSIT of dividends into your bank account so the funds are available the same day they are paid. This eliminates the worry of lost, stolen, or mail-delayed checks. Contact the Bank of Boston at
800. 736. 3001 for details and an authorization form.

Automatic Dividend Reinvestment Plan

     New Jersey Resources Corporation offers an Automatic Dividend Reinvestment and Customer Stock Purchase Plan. It provides shareholders, eligible employees of the Company and residential customers of New Jersey Natural Gas Company and their eligible family members the convenient opportunity to reinvest their common stock dividends, plus an additional amount not exceeding $30,000 per year, in additional common stock without payment of any brokerage or other fees.

Highlights of the Plan include:

     *    No fee to join the Plan.

     * Cash contributions of as little as $25, to a maximum of $30,000 annually.

     * Investments of cash contributions are made on the first and fifteenth day of each month. A "safekeeping" feature which allows shareholders to have the Bank of Boston hold their certificates.

Details are contained in the Plan prospectus, which may be obtained from the Bank of Boston or from the Investor Relations Department, New Jersey Resources Corporation, 1415 Wyckoff Road, P.O. Box 1468, Wall, New Jersey 07719. The telephone number is 908.938.1230.

   Non-customer authorization forms to join the Plan must be obtained from the Bank of Boston. Customers of New Jersey Natural Gas Company desiring to join the Plan must obtain authorization forms directly from the Company at the address and/or telephone number above.

10-K Annual Report

New Jersey Resources Corporation files its annual report on Form 10-K with the Securities and Exchange Commission. The report is available to shareholders upon written request to the Investor Relations Department, New Jersey Resources Corporation, 1415 Wyckoff Road, P.O. Box 1468, Wall, New Jersey 07719.

This annual report was printed on recycled paper.

42