Form 10-K, Exhibit 13
period 1995-09-30
NEW JERSEY RESOURCES CORP
filed 1995-12-29
CIK 356309


Consolidated Financial Statistics                                                         New Jersey Resources Corporation

(Thousands, except per share data)

Income Statements                                      1995         1994        1993         1992        1991        1990
                                                    ---------    ---------   ---------    ---------   ---------    --------
Operating Revenues                                  $ 454,593    $ 497,075   $ 446,652    $ 392,041   $ 326,127    $318,746
                                                    ---------    ---------   ---------    ---------   ---------    --------

Operating Expenses

  Gas purchases ..................................    251,086      286,352     251,856      205,920     168,042     165,185
  Operation and maintenance ......................     59,233       64,194      57,509       55,887      55,939      54,541
  Depreciation and amortization ..................     23,022       21,236      21,237       19,757      18,132      16,268
  Gross receipts tax, etc. .......................     46,017       53,744      52,712       52,607      45,489      44,273
  Federal income taxes ...........................     15,967       16,569      13,726       11,543       5,189       6,125
                                                    ---------    ---------   ---------    ---------   ---------    --------
Total operating expenses .........................    395,325      442,095     397,040      345,714     292,791     286,392
                                                    ---------    ---------   ---------    ---------   ---------    --------
Operating Income .................................     59,268       54,980      49,612       46,327      33,336      32,354
Other income, net ................................        362           30         713          574        (316)         43
Interest charges, net ............................     24,082       21,619      20,130       21,499      22,523      19,596
                                                    ---------    ---------   ---------    ---------   ---------    --------
Income Before Preferred Stock Dividends ..........     35,548       33,391      30,195       25,402      10,497      12,801
Preferred stock dividends ........................      1,629        1,662       2,022        2,464       1,012         948
                                                    ---------    ---------   ---------    ---------   ---------    --------
Income from Continuing Operations ................     33,919       31,729      28,173       22,938       9,485      11,853
Loss from discontinued operations, net ...........     (9,134)         545      (1,011)        (691)     (1,091)     (2,781)
Cumulative effect of change in accounting for
  income taxes ...................................       --            721        --           --          --          --
                                                    ---------    ---------   ---------    ---------   ---------    --------
Net Income .......................................  $  24,785    $  32,995   $  27,162    $  22,247   $   8,394    $  9,072
                                                    =========    =========   =========    =========   =========    ========
Common Stock Data
  Earnings per share from continuing operations ..  $    1.93    $    1.86   $    1.70    $    1.60   $     .69    $    .89
  Earnings per share .............................  $    1.41    $    1.93   $    1.64    $    1.55   $     .61    $    .68
  Dividends declared per share ...................  $    1.52    $    1.52   $    1.52    $    1.52   $    1.50    $   1.44
  Payout ratio* ..................................         79%          82%         90%          95%        217%        163%
  Payout ratio ...................................        108%          79%         93%          98%        246%        212%
  Market price at year end .......................  $   25.88    $   21.13   $   29.13    $   22.38   $   19.75    $  18.00
  Dividend yield at year end .....................        5.9%         7.2%        5.2%         6.8%        7.7%        8.2%
  Price-earnings ratio ...........................         18           11          18           14          32          27
  Book value per share ...........................  $   14.55    $   14.46   $   13.69    $   13.18   $   11.80    $  12.41
  Market to book ratio at year end ...............        1.8          1.5         2.1          1.7         1.7         1.5
  Shares outstanding at year end .................     17,793       17,303      16,820       16,286      13,965      13,520
  Average shares outstanding .....................     17,605       17,096      16,607       14,334      13,750      13,378
  Number of shareholder accounts .................     19,896       19,218      19,319       18,521      17,585      16,175
                                                    =========    =========   =========    =========   =========    ========
Return on Average Equity* ........................       12.8%        12.7%       12.2%        12.7%        5.5%        6.8%
Return on Average Equity .........................        9.3%        13.2%       11.7%        12.3%        4.9%        5.2%
                                                    =========    =========   =========    =========   =========    ========
Capitalization
  Common stock equity ............................  $ 258,919    $ 250,163   $ 230,313    $ 214,703   $ 164,731    $167,723
  Redeemable preferred stock .....................     21,004       22,070      22,340       32,610      32,880      13,150
  Long-term debt .................................    352,227      323,590     310,996      251,955     262,737     227,782
                                                    ---------    ---------   ---------    ---------   ---------    --------
Total ............................................  $ 632,150    $ 595,823   $ 563,649    $ 499,268   $ 460,348    $408,655
                                                    =========    =========   =========    =========   =========    ========
Property, Plant and Equipment
  Utility plant ..................................  $ 736,434    $ 691,757   $ 637,580    $ 588,908   $ 552,519    $514,457
  Accumulated depreciation .......................   (182,080)    (168,299)   (155,618)    (141,364)   (127,047)   (114,153)
  Real estate properties .........................     49,509      104,309     102,369       99,522      96,832      90,979
  Accumulated depreciation .......................     (7,728)     (12,602)    (10,660)      (8,758)     (7,577)     (5,847)
  Oil and gas properties .........................       --         63,224      64,576       57,398      53,423      48,097
  Accumulated amortization .......................       --        (38,012)    (32,597)     (28,478)    (24,241)    (18,863)
                                                    ---------    ---------   ---------    ---------   ---------    --------
Property, Plant and Equipment, Net ...............  $ 596,135    $ 640,377   $ 605,650    $ 567,228   $ 543,909    $514,670
                                                    =========    =========   =========    =========   =========    ========
Capital Expenditures
  Utility plant ..................................  $  47,286    $  54,506   $  53,420    $  37,864   $  43,014    $ 54,776
  Real estate properties .........................      5,214        2,619       2,869        4,397       6,321       9,727
  Oil and gas properties .........................      1,250        1,517       9,216        5,333       8,016      17,982
  Equity investments .............................      5,259          462         296          875       2,469         730
                                                    ---------    ---------   ---------    ---------   ---------    --------
Total ............................................  $  59,009    $  59,104   $  65,801    $  48,469   $  59,820    $ 83,215
                                                    =========    =========   =========    =========   =========    ========
Total Assets .....................................  $ 826,364    $ 797,347   $ 738,662    $ 668,605   $ 651,861    $603,857
                                                    =========    =========   =========    =========   =========    ========
* Using income from continuing operations.

Operating Statistics                                                                         New Jersey Natural Gas Company

                                                       1995         1994        1993         1992        1991        1990
                                                    ---------    ---------   ---------    ---------   ---------    --------
Operating Revenues (thousands)
  Residential ....................................  $ 282,015    $ 308,196   $ 284,638    $ 263,108   $ 220,752    $221,575
  Commercial, industrial and other ...............     76,483       87,958      81,285       73,809      65,048      62,027
  Firm transportation ............................      4,864          255           -            -           -           -
                                                    ---------    ---------   ---------    ---------   ---------    --------
Total firm .......................................    363,362      396,409     365,923      336,917     285,800     283,602
Interruptible and agency .........................      6,512        9,431       7,817       11,671      14,539      16,727
JCP&L ............................................      4,357        6,214      13,298        7,799      15,709       9,544
                                                    ---------    ---------   ---------    ---------   ---------    --------
Total system .....................................    374,231      412,054     387,038      356,387     316,048     309,873
Off system .......................................     52,431       68,267      49,549       26,716       1,744       1,727
                                                    ---------    ---------   ---------    ---------   ---------    --------
Total Operating Revenues .........................  $ 426,662    $ 480,321   $ 436,587    $ 383,103   $ 317,792    $311,600
                                                    =========    =========   =========    =========   =========    ========
Throughput (thousands of therms)
  Residential ....................................    339,254      385,144     363,440      347,859     297,106     336,245
  Commercial, industrial and other ...............    102,910      119,343     110,468      104,175      90,047      96,224
  Firm transportation ............................     16,007          868           -            -           -           -
                                                    ---------    ---------   ---------    ---------   ---------    --------
Total firm .......................................    458,171      505,355     473,908      452,034     387,153     432,469
Interruptible and agency .........................    103,714       58,698      50,146       51,079      56,734      52,694
JCP&L ............................................     20,542       22,985      25,410       18,232      65,169      36,589
                                                    ---------    ---------   ---------    ---------   ---------    --------
Total system throughput ..........................    582,427      587,038     549,464      521,345     509,056     521,752
Off system and capacity release ..................    625,984      467,275     208,369      118,198       3,880       4,250
                                                    ---------    ---------   ---------    ---------   ---------    --------
Total Throughput .................................  1,208,411    1,054,313     757,833      639,543     512,936     526,002
                                                    =========    =========   =========    =========   =========    ========
Customers at Year End
  Residential ....................................    329,237      318,003     309,215      300,327     292,551     286,862
  Commercial, industrial and other ...............     22,199       21,938      21,112       20,307      19,605      19,287
  Firm transportation ............................        880           27        --           --          --          --
                                                    ---------    ---------   ---------    ---------   ---------    --------
Total firm .......................................    352,316      339,968     330,327      320,634     312,156     306,149
Interruptible and agency .........................         36           35          33           33          39          36
JCP&L ............................................          2            2           3            3           2           2
Off system and capacity release ..................         23           17           4            4           1           1
                                                    ---------    ---------   ---------    ---------   ---------    --------
Total Customers at Year End ......................    352,377      340,022     330,367      320,674     312,198     306,188
                                                    =========    =========   =========    =========   =========    ========
Interest Coverage Ratio ..........................       3.45         3.63        3.50         3.23        2.08        2.33
                                                    =========    =========   =========    =========   =========    ========
Average Therm Use per Customer
  Residential ....................................      1,031        1,211       1,175        1,158       1,016       1,172
  Commercial .....................................      4,636        5,287       5,013        4,899       4,245       4,663
                                                    =========    =========   =========    =========   =========    ========
Degree Days ......................................      4,877        5,064       5,048        4,965       4,208       4,937
Weather as a Percent of Normal ...................         98%         102%        103%          97%         79          92
Maximum Day Sendout (thousands of therms) ........      4,527        5,320       4,203        3,971       3,707       4,109
Number of Employees ..............................        827          814         796          771         774         766
                                                    =========    =========   =========    =========   =========    ========

Two-Year Stock History                          New Jersey Resources Corporation

The range of high and low sales prices as reported in The Wall Street Journal and dividends paid per share were as follows:

                        1995                    1994            Dividends Paid
                ------------------    ----------------------   -----------------
Fiscal Quarter    High       Low         High          Low      1995       1994
--------------  --------  --------    --------      --------   ------     ------
First ........  $23       $ 19 3/4    $ 29 1/4      $ 24       $ .38      $.38
Second .......   23 3/8     21 1/2      27 3/8        24 1/4     .38       .38
Third ........   24 1/8     21 7/8      25            21 5/8     .38       .38
Fourth .......   25 7/8     21 7/8      22 7/8        20 5/8     .38       .38

                                                New Jersey Resources Corporation

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Consolidated. Net income was $24.8 million during 1995, compared with $33 million during 1994 and $27.2 million in 1993. As discussed in Note 2 to the Consolidated Financial Statements -- Discontinued Operations, the 1995 results include a loss of $9.1 million, or $.52 per share, associated primarily with exiting the Company's oil and gas production business. Income from continuing operations was $33.9 million, $31.7 million and $28.2 million in 1995, 1994 and 1993, respectively. The increase in income from continuing operations each year was primarily the result of the impact of customer growth and higher margins from non-core markets on New Jersey Natural Gas Company (NJNG), the principal subsidiary of New Jersey Resources Corporation (the Company).

   Earnings per share were $1.41 during 1995, $1.93 in 1994 and $1.64 in 1993. Earnings per share from continuing operations were $1.93, $1.86 and $1.70 in 1995, 1994 and 1993, respectively.

   Dividends declared per share were $1.52 in 1995, 1994 and 1993.

Utility Operations

As a result of Federal Energy Regulatory Commission Order No. 636 (Order 636), which is designed to increase competition in the natural gas industry, interstate pipeline companies were required to unbundle their sales and transportation services. The transition to a more deregulated interstate pipeline market has provided NJNG the opportunity to purchase and manage its own, specifically tailored gas supply portfolio, and to resell its pipeline capacity to other customers during off-peak periods. The recovery of costs incurred by the interstate pipeline companies in connection with implementing Order 636, which have been passed through to NJNG, is discussed in Note 8 to the Consolidated Financial Statements.

NJNG's financial results are summarized as follows:

(Thousands)                              1995             1994           1993
----------                             --------         --------       --------
Gross margin
  Residential and commercial .......   $141,246         $146,778       $133,773
  Firm transportation ..............      4,691              250           --
  Interruptible and agency .........        363            1,844            932
  Off system and capacity
   release .........................      3,974            3,451          1,753
                                       --------         --------       --------

Total gross margin .................   $150,273         $152,323       $136,458
                                       ========         ========       ========

Operating income before
  income taxes .....................   $ 67,211         $ 65,663       $ 56,773
                                       ========         ========       ========

Net income .........................   $ 33,703         $ 32,142       $ 27,551
                                       ========         ========       ========


Gross Margin. Gross margin, defined as gas revenues less gas costs and gross receipts and franchise taxes (GRFT), provides a more meaningful basis for evaluating utility operations since gas costs and GRFT are passed through to customers and, therefore, have no effect on earnings. Gas costs are charged to operating expenses on the basis of therm sales at the base and Levelized Gas Adjustment (LGA) cost rates included in NJNG's tariff. The LGA clause allows NJNG to recover gas costs that exceed the level reflected in its base rates. GRFT are also calculated on a per-therm basis and exclude sales to other utilities.

Residential and Commercial. Through fiscal 1992, gross margin from firm (i.e., residential and commercial) customers was weather-sensitive. In NJNG's June 1992 base rate order, the New Jersey Board of Public Utilities (the BPU) approved a weather-normalization clause (WNC) on a two-year experimental basis effective October 1, 1992. This clause provides for a revenue adjustment if the weather varies by more than one-half of one percent from normal, or 10-year average, weather. The accumulated adjustment from one heating season (i.e., October-April) is billed or credited to customers in the subsequent heating season. The BPU approved the clause on an interim basis for fiscal 1995. BPU approval to make the WNC permanent is expected in the first quarter of fiscal 1996.

     The decrease in firm gross margin of $5.5 million, or 4%, in 1995 was due to a 14% decrease in firm therm sales which more than offset customer growth. The increase of $13.0 million, or 10%, in 1994 was due primarily to higher therm sales from customer growth, colder weather and the impact of a base rate increase.

     NJNG received a base rate increase of $7.5 million, or 2%, effective in January 1994 which increased gross margin by $2 million in 1995 and $5.5 million in 1994, compared with the prior year.

     Therm sales to firm customers were 442 million in 1995, compared with 504 million in 1994 and 474 million in 1993. The 14% decrease in therm sales in 1995 was due to warmer weather and lower average customer usage, which more than offset the impact of continued customer growth. The usage level imbedded in rates is not protected by the WNC. The weather was 4% warmer in 1995 and 1% colder in 1994, compared with the respective prior year.

The weather in 1995 was 2% warmer than normal which, due to the WNC, resulted in the accrual of $1.9 million of gross margin for future recovery from customers. In 1994 and 1993,

                                                New Jersey Resources Corporation


colder-than-normal weather resulted in the deferral of $2.7 million and $1.5 million, respectively, for credit to customers in the subsequent fiscal year.

     NJNG added 12,465 and 11,222 new customers in 1995 and 1994, and converted the heating systems of another 923 and 798 existing customers in each year, respectively. The growth in 1995 represents an annual increase of approximately 21 million therms, or 4%, in sales to firm customers. NJNG remains one of the fastest-growing natural gas distribution utilities in the country, and expects to maintain a customer growth rate of more than 3.5% in the future.

     In 1996 and 1997, NJNG expects to add 13,000 and 13,500 new customers, respectively, and convert to natural gas heat an additional 750 existing customers each year. This would result in a sales increase of approximately 21 million therms per year, assuming normal weather and average use, and would increase gross margin under present rates by approximately $6 million per year. Future therm sales will continue to be affected by weather, the economic conditions in NJNG's service territory, conversion activity and other marketing efforts, as well as the conservation efforts of NJNG's customers.

Firm Transportation. At September 30, 1995, NJNG provided firm transportation service to 880 commercial and industrial customers who chose this service. NJNG's gross margin will not be negatively impacted by customers who utilize the firm transportation service and purchase their gas from another supplier, as its tariffs are designed such that no profit is earned on the commodity portion of sales to firm customers.

Interruptible and JCP & L. NJNG services 38 customers through interruptible sales and/or transportation tariffs and through May 31, 1995 served certain of these customers through agency sales agreements. Sales made under the interruptible sales tariff are priced on market-sensitive oil and gas parity rates. Although therms sold and transported to interruptible customers represented 10% of total therm throughput in 1995 and 8% in 1994, they accounted for less than 1% of the total gross margin in each year due primarily to the regulated margin-sharing formulas that govern these sales. Under these formulas, NJNG retains 5% of the gross margin from transportation sales and 10% of the gross margin from the interruptible sales, with the balance credited to residential and commercial customers through the LGA clause. Interruptible therm sales were 30 million in 1995, compared with 42 million in 1994 and 38 million in 1993. In addition, NJNG transported 94 million therms in 1995, 38 million in 1994 and 37 million in 1993, for its interruptible customers.

   In June 1995, the agency sales function was transferred to the Company's newly-formed unregulated subsidiary, New Jersey Natural Energy Company. Margin from agency sales agreements totaled $1.4 million in 1994 and $790,000 in 1993.

Off-System and Capacity Release. In order to reduce the overall cost of its gas supply commitments, NJNG has entered into contracts to sell gas to customers who are outside of its franchise territory. These sales enable NJNG to spread its fixed demand costs, which are charged by pipelines to access gas supplies year-round, over a larger and more diverse customer base. NJNG also participates in the capacity release market on the interstate pipeline system when the capacity is not needed for its own system requirements. Effective January 1994, NJNG retained 20% of the gross margin from off-system sales and capacity release.

   NJNG's off-system sales totaled 246 million therms and generated $1.6 million of gross margin in 1995, compared with 260 million therms and $2.2 million of gross margin in 1994 and 208 million therms and $1.8 million of gross margin in 1993. The decreases in margin per therm were due primarily to the change in the regulated margin-sharing formula and increased competition. The capacity release program generated $2.4 million of gross margin in 1995 and $1.2 million in 1994. This increase was due to increased marketing efforts.

Operating Income Before Income Taxes. Operating income before income taxes increased by 2% to $67.2 million in 1995, due to lower operation and maintenance expenses resulting primarily from lower health care and inventory costs, which more than offset the decrease in firm margin and the transfer of the agency sales function. Operating income before taxes increased by 16% to $65.7 million in 1994, as the increase in gross margin more than offset higher operation and maintenance expenses associated primarily with the impact of growth on operations.

Summary. The 5% increase in NJNG's earnings in 1995 reflected higher margins from continued customer growth and non-core markets, the full effect of its last base rate increase, lower operating costs and a lower income tax provision, which more than offset lower gross margin from customer usage. NJNG realizes that base rate increases cannot be relied upon for future earnings growth. NJNG expects to continue to generate incremental margins from growth in its core markets and aggressively pursue new non-core markets to diversify and improve its demand profile while continuing its cost containment programs, as it remains committed to providing a proper return to its investors. The continuation of the weather-normalization clause should also reduce the variability of both customer bills and NJNG's earnings due to weather fluctuations.

                                                New Jersey Resources Corporation

Non-Utility Operations

Marketing Operations. New Jersey Natural Energy Company (Natural Energy) was formed in 1995 to facilitate the unregulated marketing of natural gas and fuel and capacity management services. In June 1995, the agency sales function of NJNG was transferred to Natural Energy. In August 1995, Natural Energy entered into a three-year fuel management agreement with GPU Service Corporation to manage their gas purchases and interstate pipeline capacity. Margin from agency sales agreements totaled $1.7 million and net income totaled $783,000 in 1995.

Real Estate Operations. The financial results of Commercial Realty & Resources Corp. (CR&R) are summarized as follows:

(Thousands)                                     1995         1994         1993
----------                                    -------      -------      -------
Revenues ..................................   $12,770      $12,466      $12,554
Operating income before
  income taxes ............................   $ 6,367      $ 5,426      $ 5,976
Income (loss) before
  SFAS 109 ................................   $   (67)     $   349      $   464
Net income (loss) .........................   $   (67)     $ 1,009      $   464
                                              =======      =======      =======

In the first quarter of fiscal 1995, CR&R determined that the book value of its undeveloped land inventory had reached its estimated net realizable value based upon its projected development strategy. CR&R is required to continue capitalizing carrying charges on its undeveloped land inventory until it is developed. Therefore, CR&R's results for 1995 included a pre-tax allowance of $1.8 million associated with the carrying costs of CR&R's undeveloped land inventory. Additional allowances for these capitalized carrying charges will continue until the land is developed.

     CR&R's earnings before the effect of SFAS 109 decreased by $416,000 in 1995 reflecting primarily the aforementioned land allowance and an increase in net interest expense due to higher floating interest rates. CR&R's earnings before SFAS 109 decreased by $115,000 in 1994 as expenses associated with evaluating CR&R's strategic alternatives more than offset lower interest costs realized from refinancing activity.

     CR&R's completed space totaled 914,200 square feet in each of the past three years and the occupancy rate of the total portfolio totaled 97% at the end of each year.

     See Note 12 to the Consolidated Financial Statements -- Subsequent Event for a discussion of the sale of certain real estate assets on November 8, 1995. The Company does not expect the sale to have a significant impact on its results of operations. As part of its continuing strategy to realign its asset base more closely with its core energy business, the Company is pursuing alternatives for disposing of additional real estate assets and expects to make further progress during fiscal 1996.

Oil and Gas Operations. See Note 2 to the Consolidated Financial Statements -- Discontinued Operations for a discussion of the Company's decision to exit the oil and gas production business and account for this segment as a discontinued operation. NJR Energy Corporation's (NJR Energy) continuing operations consist of its equity investments in the Iroquois Gas Transmission System, L.P. (Iroquois) and the Market Hub Partners, L.P.

NJR Energy. The financial results from continuing operations of NJR Energy are summarized as follows:

(Thousands)                                    1995        1994         1993
-----------                                  -------      ------       ------
Revenues .................................   $   557      $  765       $  924
Operating income before
  income taxes ...........................   $    27      $   99       $  215
Net loss .................................   $(1,185)     $ (712)      $ (260)
                                             =======      ======       ======

The net loss in all periods is due to the interest expense related to the debt that is estimated to remain after the sale of the reserves. The Company plans to reduce such debt from the cash flow generated by NJR Energy's equity investments and to make additional contributions from proceeds of the Company's Dividend Reinvestment and Customer Stock Purchase Plan (DRP). As discussed in Note 10 to the Consolidated Financial Statements -- Commitments and Contingent Liabilities, 1995 results also included a provision of $560,000 related to the Company's investment in Iroquois.

Paradigm Power, Inc. See Note 2 to the Consolidated Financial Statements -- Discontinued Operations for a discussion of the Company's decision to no longer pursue investments in gas-fired generating facilities.

Liquidity and Capital Resources

Consolidated. The Company is responsible for meeting the common equity requirements of each subsidiary through new issuances, including the proceeds from its DRP. During 1995,

                                                New Jersey Resources Corporation

the Company raised $10.8 million from its DRP compared with $12.1 million in 1994 and $13.2 million in 1993. The Company provides the debt requirements for its non-regulated companies, while NJNG issues short-term and long-term debt based upon its own financial profile.

     It is the Company's objective to maintain a consolidated capital structure that reflects the different characteristics of each business segment and provides adequate financial flexibility for accessing capital markets as required. Based upon its projected mix of investments, the Company expects to increase its common equity ratio to a range of 45% to 50%.

     In order to meet the working capital and external debt financing requirements of the non-regulated companies, as well as its own working capital needs, the Company maintains committed credit facilities totaling $145 million with a number of banks and has a $10 million credit facility available on an offering basis.

At September 30, the Company's consolidated capital structure was as follows:

                                           1995           1994
                                           ----           ----
Common stock equity ....................     41%           42%
Preferred stock ........................      3             4
Long-term debt .........................     56            54
                                            ---           ---
Total ..................................    100%          100%
                                            ===           ===


NJNG. The seasonal nature of the Company's utility operations creates large short-term cash requirements, primarily to finance gas purchases and customer accounts receivable. NJNG obtains working capital for these requirements, as well as for the temporary financing of construction expenditures, sinking fund needs and accelerated GRFT payments mandated by changes in New Jersey law, through the issuance of commercial paper and short-term bank loans. To support the issuance of commercial paper, NJNG maintains committed credit facilities totaling $65 million with a number of commercial banks and has an additional $20 million in lines of credit available on an offering basis. NJNG's lines of credit are adjusted quarterly based upon its projected cash needs.

Capital Requirements. NJNG's capital requirements for 1993 through 1995 and projected amounts through 1997 are as follows:

                               Maturities and
               Construction     redemption of    Redemption of
(Thousands)    expenditures    long-term debt   preferred stock       Total
----------     ------------    --------------   ---------------     ---------
1993 .........  $ 53,420        $  21,379          $ 10,270         $  85,069
1994 .........    54,506           14,064               270            68,840
1995 .........    47,286           34,564             1,066            82,916
1996 .........    48,800            2,360               120            51,280
1997 .........    49,800            2,360               120            52,280
                ========        =========          ========         =========

The level of construction expenditures has resulted primarily from the need for services, mains and meters to support NJNG's continued customer growth, and general system renewals and improvements. NJNG also had additional capital requirements in 1993 and 1994 of approximately $25 million annually resulting from the acceleration of GRFT payments to the state of New Jersey. Optional redemption activity included $31 million of First Mortgage Bonds and $796,000 of preferred stock in 1995, $10.5 million of First Mortgage Bonds in 1994 and $17.4 million of First Mortgage Bonds and $10 million of preferred stock in 1993. Based on current market conditions, NJNG expects to optionally redeem the remaining $6 million balance of its 10% Series N Bonds in 1996.

Financing

(Thousands)                          1995            1994            1993
-----------                        --------        --------        --------
Cash flow .......................  $ 59,778        $ 65,619        $ 48,389
External financing
  Common stock ..................  $  9,619        $ 10,887        $ 13,218
  Long-term debt ................  $ 53,500        $ 44,500        $ 39,300
                                   ========        ========        ========

Cash flow, defined as net income adjusted for depreciation, amortization of deferred charges and the change in deferred income taxes, represents the cash generated from operations available for capital expenditures, dividends, working capital and other requirements. Cash flow decreased by 9% in 1995 due to the reversal of certain deferred tax benefits, which more than offset higher earnings. Cash flow increased by 36% in 1994 due primarily to higher earnings and higher deferred tax benefits.

     Common equity financing each year consisted of proceeds from the Company's DRP, as described above.

     NJNG's external financing requirements in 1996 and 1997 are expected to average about $18 million annually, which will be met through additional issuances of short-term and long-term debt and common equity contributions by the Company. In October 1993, NJNG received approval from the BPU to issue up to $75 million of First Mortgage Bonds under a Medium-Term Note (MTN) program, of which $55 million was issued as of September 1995, with the remaining $20 million issued in October 1995 as 6 7/8% Series CC First Mortgage Bonds. NJNG also expects to issue about $11 million of its Series BB Bonds during 1996 and 1997. The timing and mix of these issuances will be geared toward achieving a common equity ratio of 53%, which is consistent with maintaining NJNG's current short-term and long-term credit ratings and providing access to external capital.

                                                New Jersey Resources Corporation

CR&R. Capital requirements and financing activity for CR&R from 1993 through 1995 were as follows:

(Thousands)                                 1995          1994          1993
-----------                               -------       -------       -------
Capital expenditures ...................  $ 5,214       $ 2,619       $ 2,869
Maturities and redemption
  of long-term debt ....................  $    --       $13,842       $ 2,241
Cash flow ..............................  $ 2,611       $ 3,987       $ 2,883
External financing
  Long-term debt .......................  $ 2,302       $12,108       $ 2,091
                                          =======       =======       =======

As a result of the strategic re-evaluation conducted by the Company in 1992, CR&R's capital expenditures have been limited to the fit-up of existing tenant space and the development of existing acreage.

     Under these parameters, the Board of Directors approved the construction of a 76,300 square foot flex building on 10 acres of land in the Monmouth Shores Corporate Park (MSCP) which is expected to be completed in 1996. The total project cost is expected to total $6.4 million, of which $3.7 million had been expended at September 30, 1995. Such capital expenditures are expected to be funded through bank loans obtained by the Company and internal generation.

     External financing activity included the refinancing of its 11 5/8%, $13.8 million mortgage in 1994 and the refinancing of its 12 3/4%, $2.1 million mortgage in 1993. Funds for both refinancings were obtained from the Company's bank credit facilities.

     Capital expenditures are projected to be $7.5 million in 1996 in connection with the completion of the above mentioned building, the fit-up of existing tenant space and additional investments, approved by the Board of Directors, made for the purpose of preserving the value of particular real estate holdings, or made on a build-to-suit basis in accordance with acceptable commitments from existing or prospective tenants or buyers. Such expenditures are expected to be funded through internal generation and bank loans obtained by the Company.

NJR Energy. Capital requirements and financing activity for NJR Energy from 1993 through 1995 were as follows:

(Thousands)                            1995          1994         1993
-----------                          -------       -------       -------
Capital expenditures and
  equity investments ..............  $ 6,509       $ 1,979       $ 9,512
Cash flow .........................  $ 4,875       $ 4,783       $ 3,323
External financing
  Common stock ....................  $ 1,200       $ 1,200       $    --
  Long-term debt ..................  $  (582)      $(5,179)      $ 6,143
                                     =======       =======       =======

NJR Energy formed NJR Storage Corporation (Storage) in December 1994 and announced its participation in Market Hub Partners, L.P. (MHP) which is expected to develop, own and operate a system of five natural gas market centers with high-deliverability salt cavern storage facilities. The market centers are expected to be strategically located in Texas, Louisiana, Mississippi, Michigan and Pennsylvania. As of September 30, 1995, Storage's 5.67% equity investment in MHP totaled $4.8 million.

     Cash flow improved in 1995 and 1994 compared to 1993 due primarily to the utilization of federal alternative minimum tax credits.

     NJR Energy received $1.2 million of DRP proceeds in both 1995 and 1994.

     Capital expenditures in 1996 and 1997 are projected to be $2.5 million and $600,000, respectively, related to the MHP investment. Such expenditures are expected to be funded through internal generation and the issuance of additional debt and equity by the Company, the timing and mix of which will be decided by market and other conditions.

     Effects of Inflation. Under the ratemaking process, the recovery of plant costs through depreciation and the allowed return on plant investment are limited to levels based upon the historical cost of utility plant, which is significantly less than current replacement costs. The Company believes, based on past practices, that NJNG will be allowed to earn on the increased cost of its investment when replacement of the facilities is included in rate base. The Company's other operations have not been significantly affected by inflation.

New Accounting Standards. See Note 1 to the Consolidated Financial Statements for a discussion of new accounting standards.

Summary. The Company is confident that it will have adequate cash flow and proper access to both the short-term and long-term capital needed to meet the projected capital and dividend requirements of each subsidiary. The Company and NJNG will also explore various alternatives to take advantage of favorable interest rates to reduce its overall cost of capital. In addition, NJNG is committed to providing quality service to its customers and a fair return to the Company's shareholders, without the need of base rate increases. The Company will continue to take steps to align its asset base with its new strategic direction which is focused on its core utility, retail marketing and wholesale energy businesses.

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

     The Board of Directors, through its Audit Committee, which is currently composed of five outside directors, oversees management's responsibilities for accounting, internal controls and financial reporting. The Audit Committee meets periodically with management, the internal auditors and independent auditors to discuss auditing and financial matters and to assure that each is carrying out its responsibilities. Both the internal and independent auditors have access to the Audit Committee at any time.

Independent Auditor's Report

Deloitte & Touche LLP [Logo]


     To The Shareholders and Board of Directors of New Jersey Resources
Corporation: We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New Jersey Resources Corporation and its subsidiaries as of September 30, 1995 and 1994 and the related consolidated statements of income, common stock equity and cash flows for each of the three years in the period ended September 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at September 30, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1995 in conformity with generally accepted accounting principles.


/s/  DELOITTE & TOUCHE LLP


Parsippany, New Jersey
October 31, 1995 (Except for Note 12 as to which the date is November 8, 1995)


Consolidated Statements of Income                                                          New Jersey Resources Corporation
(Thousands, except per share data)

For the Years Ended September 30,                                                       1995           1994          1993
--------------------------------                                                      --------       --------      --------
Operating Revenues ..............................................................     $454,593       $497,075      $446,652
                                                                                      --------       --------      --------
Operating Expenses
  Gas purchases .................................................................      251,086        286,352       251,856
  Operation and maintenance .....................................................       59,233         64,194        57,509
  Depreciation and amortization .................................................       23,022         21,236        21,237
  Gross receipts tax, etc. ......................................................       46,017         53,744        52,712
  Federal income taxes ..........................................................       15,967         16,569        13,726
                                                                                      --------       --------      --------
Total operating expenses ........................................................      395,325        442,095       397,040
                                                                                      --------       --------      --------
Operating Income ................................................................       59,268         54,980        49,612
                                                                                      --------       --------      --------
Other Income, Net ...............................................................          362             30           713
                                                                                      --------       --------      --------
Interest Charges, Net
  Long-term debt ................................................................       22,630         20,413        19,653
  Short-term debt and other .....................................................        1,452          1,206           477
                                                                                      --------       --------      --------
Total interest charges, net .....................................................       24,082         21,619        20,130

Income Before Preferred Stock Dividends .........................................       35,548         33,391        30,195
Preferred stock dividends .......................................................        1,629          1,662         2,022
                                                                                      --------       --------      --------
Income from Continuing Operations ...............................................       33,919         31,729        28,173
Discontinued operations
  Loss from operations, net .....................................................         (439)           545        (1,011)
  Loss from disposal, less income tax benefits of $4,681 ........................       (8,695)           --           --
Cumulative effect of change in accounting for income taxes                                 --             721          --
                                                                                      --------       --------       --------
Net Income ......................................................................     $ 24,785       $ 32,995      $ 27,162

Earnings Per Common Share from Continuing Operations ............................     $   1.93       $   1.86      $   1.70
Loss from discontinued operations ...............................................         (.52)           .03          (.06)
Cumulative effect of change in accounting for income taxes ......................           --            .04           --
                                                                                      --------       --------      --------
Earnings Per Common Share .......................................................     $   1.41       $   1.93      $   1.64
                                                                                      ========       ========      ========
Dividends Per Common Share ......................................................     $   1.52       $   1.52      $   1.52
                                                                                      ========       ========      ========
Average Shares Outstanding ......................................................       17,605         17,096        16,607
                                                                                      ========       ========      ========




Consolidated Statements of Common Stock Equity

                                                          Number of       Common      Premium on                      Retained
(Thousands)                                                Shares         Stock      Common Stock       Other         Earnings
----------                                                ---------       -----      ------------       -----         --------
Balance at September 30, 1992 ........................     16,286        $40,715       $171,353       $ (1,503)       $  4,138

Net income                                                                                                              27,162
Common stock issued under stock plans ................        534          1,335        11,643
Cash dividends declared                                                                                                (25,283)
Reduction of ESOP term loan and other ................                                                     753
                                                           ------        -------       --------       --------        --------
Balance at September 30, 1993 ........................     16,820         42,050       182,996            (750)          6,017
Net income                                                                                                              32,995
Common stock issued under stock plans ................        483          1,206        10,918
Cash dividends declared                                                                                                (26,019)
Reduction of ESOP term loan and other                                                                      750
                                                           ------        -------       --------       --------        --------
Balance at September 30, 1994 ........................     17,303         43,256       193,914             --           12,993
Net income                                                                                                              24,785
Common stock issued under stock plans ................        490          1,225         9,585
Cash dividends declared                                                                                                (26,790)
Unearned compensation ................................                                                     (49)
                                                           ------        -------       --------       --------        --------
Balance at September 30, 1995 ........................     17,793        $ 4,481      $203,499        $    (49)       $ 10,988
                                                           ======        =======      ========        ========        ========


Consolidated Statements of Cash Flows                                                      New Jersey Resources Corporation
(Thousands)
For the Years Ended September 30,                                                         1995           1994          1993
---------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income ...................................................................     $  24,785      $  32,995      $ 27,162
  Adjustments to reconcile net income to cash flows
   Depreciation and amortization ...............................................        27,280         27,595        25,405
   Loss from disposal of discontinued operations ...............................         8,695              -             -
   Amortization of deferred charges ............................................         2,022          2,701         1,381
   Deferred income taxes .......................................................         6,523         14,075          (980)
   Cumulative effect of change in accounting for income taxes ..................             -           (721)            -
   Change in working capital ...................................................         9,458        (30,711)      (44,399)
   Other, net ..................................................................          (480)        (4,494)          401
                                                                                     ---------      ---------      --------
Net cash flows from operating activities .......................................        78,283         41,440         8,970
                                                                                     ---------      ---------      --------
Cash Flows (used in) from Financing Activities
  Proceeds from long-term debt .................................................        67,000         50,250        49,200
  Proceeds from common stock ...................................................        10,819         12,087        13,218
  Payments of long-term debt ...................................................       (35,238)       (28,580)      (24,295)
  Payments of preferred stock ..................................................        (1,066)          (270)      (10,270)
  Payments of common stock dividends ...........................................       (26,605)       (25,836)      (24,426)
  Net change in short-term debt ................................................       (30,600)        12,100        54,900
                                                                                     ---------      ---------      --------
Net cash flows (used in) from financing activities .............................       (15,690)        19,751        58,327
                                                                                     ---------      ---------      --------
Cash Flows used in Investing Activities
  Expenditures for
   Utility plant ...............................................................       (47,286)       (54,506)      (58,270)
   Contribution from cogeneration developer ....................................             -              -         4,850
   Real estate properties ......................................................        (5,214)        (2,619)       (2,869)
   Oil and gas properties ......................................................        (1,250)        (1,517)       (9,216)
   Equity investments ..........................................................        (5,259)          (462)         (296)
   Cost of removal .............................................................        (4,470)        (4,875)       (1,752)
  Proceeds from sale of assets .................................................             -          3,184             -
                                                                                     ---------      ---------      --------
Net cash flows used in investing activities ....................................       (63,479)       (60,795)      (67,553)
                                                                                     ---------      ---------      --------
Net change in cash and temporary investments ...................................          (886)           396          (256)
Cash and temporary investments at beginning of the year ........................         1,951          1,555         1,811
                                                                                     ---------      ---------      --------
Cash and temporary investments at end of the year ..............................     $   1,065      $   1,951      $  1,555
                                                                                     =========      =========      ========
Changes in Components of Working Capital
  Construction fund ............................................................     $ (12,500)     $       -      $      -
  Receivables ..................................................................        (1,486)        (4,055)       (1,473)
  Inventories ..................................................................         5,480          3,747        (8,374)
  Deferred gas costs ...........................................................        12,353         (6,560)      (19,566)
  Purchased gas ................................................................        14,154         (9,865)        4,958
  Accrued and prepaid taxes, net ...............................................        (4,895)       (19,193)      (20,879)
  Customers' credit balances and deposits ......................................         1,560          2,841        (1,582)
  Other, net ...................................................................        (5,208)         2,374         2,517
                                                                                     ---------      ---------      --------
Total ..........................................................................     $   9,458      $ (30,711)     $(44,399)
                                                                                     =========      =========      ========
Supplemental Disclosures of Cash Flows Information
Cash paid during the year for
  Interest (net of amount capitalized) .........................................     $  23,067      $  19,455      $ 18,725
  Income taxes .................................................................     $   8,426      $   6,734      $  9,930
                                                                                     =========      =========      ========

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets                                                                New Jersey Resources Corporation
(Thousands)
September 30,                                                                                            1995          1994
---------------------------------------------------------------------------------------------------------------------------
Assets
Property, Plant and Equipment
  Utility plant, at original cost ...........................................................       $ 736,434      $691,757
  Real estate properties, at cost ...........................................................          49,509       104,309
  Oil and gas properties ....................................................................               -        63,224
                                                                                                    ---------      --------
                                                                                                     785,943       859,290
  Accumulated depreciation and amortization .................................................        (189,808)     (218,913)
                                                                                                    ---------      --------
Property, plant and equipment, net ..........................................................         596,135       640,377
                                                                                                    ---------      --------
Current Assets
  Cash and temporary investments ............................................................           1,065         1,951
  Construction fund .........................................................................          12,500             -
  Customer accounts receivable ..............................................................          20,196        18,805
  Unbilled revenues .........................................................................           9,768         9,136
  Allowance for doubtful accounts ...........................................................            (422)         (657)
  Gas in storage, at average cost ...........................................................          26,703        33,483
  Materials and supplies, at average cost ...................................................           8,443         7,143
  Prepaid state taxes .......................................................................          18,041        11,077
  Deferred gas costs ........................................................................          17,098        16,008
  Assets held for sale, net .................................................................          66,997             -
  Other .....................................................................................           5,512         6,285
                                                                                                    ---------      --------
Total current assets ........................................................................         185,901       103,231
                                                                                                    ---------      --------
Deferred Charges and Other
  Equity investments ........................................................................          10,709         6,237
  Regulatory assets .........................................................................          22,934        22,776
  Other .....................................................................................          10,685        24,726
                                                                                                    ---------      --------
Total deferred charges and other ............................................................          44,328        53,739
                                                                                                    ---------      --------
Total Assets ................................................................................       $ 826,364      $797,347
                                                                                                    =========      ========
Capitalization and Liabilities
Capitalization
  Common stock equity .......................................................................       $ 258,919      $250,163
  Redeemable preferred stock ................................................................          21,004        22,070
  Long-term debt ............................................................................         352,227       323,590
                                                                                                    ---------      --------
Total capitalization ........................................................................         632,150       595,823
                                                                                                    ---------      --------
Current Liabilities
  Current maturities of long-term debt ......................................................           2,364         4,315
  Short-term debt ...........................................................................          16,400        42,000
  Purchased gas .............................................................................          29,104        14,950
  Accounts payable and other ................................................................          33,817        36,163
  Accrued taxes .............................................................................           8,510         3,130
  Customers' credit balances and deposits ...................................................          16,040        14,480
                                                                                                    ---------      --------
Total current liabilities ...................................................................         106,235       115,038
                                                                                                    ---------      --------
Deferred Credits
  Deferred income taxes .....................................................................          51,851        52,698
  Deferred investment tax credits ...........................................................          11,628        12,025
  Other .....................................................................................          24,500        21,763
                                                                                                    ---------      --------
Total deferred credits ......................................................................          87,979        86,486
                                                                                                    ---------      --------
Commitments and Contingent Liabilities (Note 10)

Total Capitalization and Liabilities ........................................................       $ 826,364      $797,347
                                                                                                    =========      ========

The accompanying notes are an integral part of these statements.

September 30,                                                                                            1995          1994
---------------------------------------------------------------------------------------------------------------------------
Common Stock Equity
  Common stock, $2.50 par value; authorized 25,000,000 shares;
   outstanding shares 1995, 17,792,517; 1994, 17,302,584                                            $  44,481      $ 43,256
  Premium on common stock                                                                             203,499       193,914
  Unearned compensation                                                                                   (49)            -
  Retained earnings                                                                                    10,988        12,993
                                                                                                    ---------      --------
Total common stock equity                                                                             258,919       250,163

Redeemable Preferred Stock
New Jersey Natural Gas Company
  $100 par value, cumulative; authorized shares
  1995, 520,045; 1994, 530,700; outstanding shares
  4-3/4% series - 1995, 45; 1994, 9,500                                                                     4           950
  5.65%  series - 1995, 10,000; 1994, 11,200                                                            1,000         1,120
  7.72%  series - 1995 and 1994, 200,000                                                               20,000        20,000

Total redeemable preferred stock                                                                       21,004        22,070

Long-Term Debt
New Jersey Natural Gas Company

  First mortgage bonds                                  Maturity date

   10.85%         Series M                              September 1, 2000                                   -         6,000
   10%            Series N                              May 1, 2001                                     5,000         6,000
   8.5%           Series P                              March 1, 2002                                   8,182         9,545
   9%             Series Q                              December 1, 2017                               13,500        13,500
   8-1/2%         Series R                              June 1, 2018                                        -        25,000
   10.10%         Series S                              June 1, 2009                                   20,000        20,000
   7.05%          Series T                              March 1, 2016                                   9,545         9,545
   7.25%          Series U                              March 1, 2021                                  15,000        15,000
   7.50%          Series V                              December 1, 2002                               25,000        25,000
   5-3/8%         Series W                              August 1, 2023                                 10,300        10,300
   6.27%          Series X                              November 1, 2008                               30,000        30,000
   6.25%          Series Y                              August 1, 2024                                 10,500        10,500
   8.25%          Series Z                              October 1, 2004                                25,000             -
   Variable       Series AA                             August 1, 2030                                 25,000             -
   Variable       Series BB                             August 1, 2030                                 16,000             -
  Short-term debt refinanced                                                                           20,000        25,000

Total                                                                                                 233,027       205,390

New Jersey Resources Corporation

  Revolving Credit Agreements, at floating rates        October 1, 1996 - October 1, 1998             119,200       118,200

Total long-term debt                                                                                  352,227       323,590

Total Capitalization                                                                                $ 632,150      $595,823
                                                                                                    =========      ========

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Principles of Consolidation. The consolidated financial statements include the accounts of New Jersey Resources Corporation (the Company) and its subsidiaries -- New Jersey Natural Gas Company (NJNG), NJR Energy Services Corporation (Energy Services) and NJR Development Company, formerly called Paradigm Resources Corporation. New Jersey Natural Energy Company (Natural Energy) and NJR Energy Corporation (NJR Energy) are wholly owned subsidiaries of Energy Services and Commercial Realty & Resources Corp. (CR&R), Paradigm Power, Inc.
(PPI), and NJR Computer Technologies, Inc. are wholly owned subsidiaries of NJR Development. Energy Services and Natural Energy were formed in 1995 to better segregate the Company's energy-related operations and to facilitate the unregulated marketing of natural gas and related services, respectively. Significant intercompany accounts and transactions have been eliminated.

Regulatory Accounting. The Company's largest subsidiary, NJNG, maintains its accounts in accordance with the Uniform System of Accounts as prescribed by the New Jersey Board of Public Utilities (the BPU). As a result of the ratemaking process, the accounting principles applied by NJNG differ in certain respects from those applied by nonregulated businesses.

Utility Plant and Depreciation. Depreciation is computed on a straight-line basis for financial statement purposes, using rates based on the estimated average lives of the various classes of depreciable property. The composite rate of depreciation was 3.05% of average depreciable property in 1995, 3% in 1994 and 3.27% in 1993. When depreciable properties are retired, the original cost thereof, plus cost of removal less salvage, is charged to accumulated depreciation.

Utility Revenues. Customers are billed through monthly cycle billings on the basis of one month's actual or estimated usage. Revenues are based upon service rendered.

Gas Purchases. NJNG's tariff includes a Levelized Gas Adjustment (LGA) clause, which is normally revised on an annual basis. Under this clause, NJNG projects its cost of gas, net of supplier refunds and credits from non-firm sales and transportation activities, over the subsequent 12 months and recovers the excess, if any, of such projected costs over those included in its base rates through monthly levelized charges to customers. Any under- or over-recoveries are deferred and reflected in the LGA clause in the subsequent year.

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

Federal Income Taxes. Through September 30, 1993, deferred federal income taxes were provided for timing differences between book and taxable income, except that NJNG provided such taxes only to the extent permitted for ratemaking purposes. Effective October 1, 1993, deferred federal income taxes are calculated in conformance with Statement of Financial Accounting Standards
(SFAS) No. 109, (See Note 7 -- Federal Income Taxes).

     Investment tax credits have been deferred and are being amortized as a reduction to the tax provision over the average lives of the related property.

Capitalized Interest. The Company's capitalized interest totaled $2.6 million in 1995 and 1994 and $3.2 million in 1993.

Regulatory Assets. Regulatory assets at September 30, 1995 and 1994 consist of the following items that are being amortized through rates over remaining time periods ranging from 1 to 8 years, except for $14 million of projected remediation costs, without any return on the unamortized balances.

(Thousands)                                                    1995         1994
--------------------------------------------------------------------------------
Remediation costs (Note 10) ..............................  $19,632      $19,154
Postretirement costs (Note 9) ............................    1,474          766
Other ....................................................    1,828        2,856
                                                            -------      -------
Total ....................................................  $22,934      $22,776
                                                            =======      =======

Included in Other Deferred Credits are the following items:

(Thousands)                                                    1995         1994
--------------------------------------------------------------------------------
Remediation costs (Note 10) ..............................  $14,000      $14,000
Postretirement costs .....................................    1,594          886
                                                            -------      -------
Total ....................................................  $15,594      $14,886
                                                            =======      =======


Statements of Cash Flows. For purposes of reporting cash flows, all temporary investments with maturities of three months or less are considered cash equivalents.

New Accounting Standards. In March 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing this review an undiscounted operating cash flow before interest test is to be used and any resultant impairment required would be measured based on the fair value of the asset. In October 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS 123), which requires that an employer's financial statements include expanded disclosure regarding stock-based employee compensation arrangements. The Company is evaluating the requirements of SFAS 121 and 123, both of which must be adopted by fiscal 1997 and currently believes that they will not have a material impact on its results of operations.

                                                New Jersey Resources Corporation

2. Discontinued Operations

In May 1995, the Company adopted a plan to exit the oil and natural gas production business and pursue the sale of the reserves and related assets of its affiliates, NJR Energy and New Jersey Natural Resources Company. The Company accounted for this segment as a discontinued operation and recorded a loss from the disposal of $8.7 million, or $.49 per share. This charge is based on estimates of the anticipated loss from operations until the assets are sold, the estimated loss on the sale of the remaining reserves and other costs related to the closing of its offices in Dallas and Tulsa. The Company expects to complete the sale of its reserves by January 1996 and use the proceeds to reduce outstanding debt. At September 30, 1995, the net assets of the discontinued operation, consisting of oil and gas properties and related investments at estimated net realizable value of $14.3 million, are classified as Assets Held for Sale, net in the Consolidated Balance Sheets.

     In September 1995, the Company announced that its efforts in the wholesale electric power generation market would be focused on gas sales and fuel management services, rather than seek long-term investments in gas-fired generating facilities. Accordingly, the Company accounted for its PPI subsidiary as a discontinued operation. At September 30, 1995, the net assets of PPI consisted of a $2.5 million note receivable, $1 million of which is classified as long-term.

Summarized financial results of the discontinued operations were:

(Thousands, except per share data)              1995          1994         1993
--------------------------------------------------------------------------------
Operating revenues
   Oil and gas ...........................   $ 6,778       $ 8,675      $ 8,094
                                             -------       -------      -------

(Loss) income before
  income taxes
   Oil and gas ...........................   $  (955)      $(2,991)     $(2,378)
   PPI ...................................       (68)        2,990         (402)
Income tax benefit .......................       584           546        1,769
                                             -------       -------      -------
(Loss) income from
  discontinued operations ................   $  (439)      $   545      $(1,011)
                                             =======       =======      =======
(Loss) income per common
  share from discontinued
  operations .............................   $  (.03)      $   .03      $  (.06)
                                             =======       =======      =======

The 1994 results for PPI included a gain of $2.1 million after taxes from the termination of a power purchase agreement.

     The 1994 and 1993 Consolidated Financial Statements have been restated to reflect the accounting for these segments as Discontinued Operations.

3. Common Stock

At September 30, 1995 there were 1,679,700 shares reserved for issuance under the Company's Dividend Reinvestment and Customer Stock Purchase, Employee Stock Ownership and Retirement Savings Plans.

     A total of 750,000 shares are reserved for issuance to key employees under the Executive Long-Term Incentive Compensation Plan (the Plan) at the discretion of the Board of Directors. At September 30, 1995, there were 577,542 shares reserved for issuance or grant under the plan. All options granted under the Plan have been non-qualified stock options, allow for the purchase of common stock at prices equal to the average market value for the 20 trading days preceding the date of grant, vest over four years and must be exercised within ten years.

     In March 1995, shareholders approved a Restricted Stock and Stock Option Program for Outside Directors (the Program) under which 175,000 shares are reserved for issuance to outside directors to enable the Company to attract and retain persons of outstanding competence to serve on its Board of Directors and strengthen the link between the directors and NJR shareholders by paying such persons a portion of their compensation in NJR common stock and options to purchase such stock. Under the Program, each director received an award of 200 shares of restricted stock which vest evenly over four years. Each director was also granted 5,000 options and will receive an annual grant of 1,000 options. In 1995, a total of 2,600 shares were issued and, at September 30, 1995, there were 107,400 shares reserved for issuance or grant under the Program. All options granted under the Program allow for purchase of common stock at prices equal to the closing price on the date of grant, vest over five years and must be exercised within ten years.

The following table summarizes the stock option activity for the past three years:

                                          Shares               Price Range
-------------------------------------------------------------------------------
Outstanding at
  September 30, 1992 ...................  23,672           $  19.01
Granted ................................  67,264           $  22.25
                                         -------           --------    --------
Outstanding at
  September 30, 1993 ...................  90,936           $  19.01  - $  22.25
Granted ................................  57,222           $  26.00
Exercised ..............................  (1,220)          $  22.25
Forfeited ..............................  (8,449)          $  22.25  - $  26.00
                                         -------           --------    --------
Outstanding at
  September 30, 1994 ................... 138,489           $  19.01  - $  26.00
Granted ................................ 139,672           $ 22.875  - $ 24.375
Forfeited .............................. (68,094)          $  19.01  - $  26.00
                                         -------           --------    --------
Outstanding at
  September 30, 1995 ................... 210,067           $  19.01  - $  26.00
                                         =======           ========    ========
Exercisable at
  September 30, 1995 ...................  64,245           $  19.01  - $  26.00
                                         =======           ========    ========

                                                New Jersey Resources Corporation

4. Redeemable Preferred Stock

Under the terms of its preferred stock agreements, NJNG purchases 1,200 shares of the 5.65% series annually, at par plus accumulated dividends. The series is redeemable at NJNG's option for $102 per share plus accumulated dividends at any time. In 1995, NJNG redeemed a total of 9,455 shares of the 4 3/4% series. The 7.72% series is subject to mandatory redemption in 2001 and optional redemption from 1998 to 2000 at prices declining from $101.72 to $100 per share plus accumulated dividends.

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

5. Long-Term Debt, Dividends and Retained Earnings Restrictions

Annual redemption requirements for the next five years are as follows: 1996, $2.4 million; 1997, $101.6 million; 1998, $2.4 million; 1999, $24.2 million and
2000, $4.2 million.

     NJNG's mortgage secures its first mortgage bonds and represents a lien on substantially all its property, including gas supply contracts. Certain indentures supplemental to the mortgage include restrictions as to cash dividends and other distributions on NJNG's common stock, which restrictions apply so long as certain series of first mortgage bonds are outstanding. Under the most restrictive provision, approximately $27.6 million of NJNG's retained earnings was available at September 30, 1995.

     In October 1993, NJNG received approval from the BPU to issue up to $75 million under a Medium-Term Note (MTN) Program. In October 1994, NJNG issued $25 million of its 8.25% Series Z First Mortgage Bonds due 2004 under the MTN Program and used the proceeds to reduce its outstanding short-term debt. In October 1995, NJNG issued $20 million of its 6 7/8% Series CC First Mortgage Bonds due 2010 under the MTN Program and used the proceeds to reduce its out-standing short-term debt. Accordingly, at September 30, 1995 and 1994, $20 million and $25 million, respectively, of short-term debt have been reclassified as long-term debt for financial reporting purposes.

     In August 1995, NJNG entered into a loan agreement with the New Jersey Economic Development Authority (the Authority) under which the Authority loaned to NJNG the proceeds from the Authority's $25 million Natural Gas Facilities Refunding Revenue Bonds, Series 1995A (the Refunding Bonds) and its $16 million Natural Gas Facilities Revenue Bonds, Series 1995B (the Revenue Bonds, collectively, the EDA Bonds). The rates of interest on the EDA Bonds are variable, currently set at a daily mode, and may be changed from time to time by NJNG to daily, weekly, flexible or long-term interest rate modes, not to exceed 12% per annum. The EDA Bonds mature on August 1, 2030. To provide initial liquidity support for the mandatory and optional tender provisions of the EDA Bonds, NJNG also entered into a standby bond purchase agreement with a bank. To secure its loan from the Authority, NJNG issued $25 million of its First Mortgage Bonds, Adjustable Rate Series AA and $3.5 million of its First Mortgage Bonds, Adjustable Rate Series BB (Series BB Bonds), with interest rates and maturity dates similar to those of the Refunding Bonds and Revenue Bonds, respectively. The proceeds from the Refunding Bonds were used in September 1995 to redeem NJNG's $25 million, 8 1/2% Series R First Mortgage Bonds due 2018. The proceeds from the Revenue Bonds were deposited into a project construction fund with the indenture trustee for the EDA Bonds. NJNG may obtain such funds in reimbursement of its qualified expenditures relating to the project upon delivering an equivalent amount of its Series BB Bonds to the indenture trustee. The $3.5 million of Series BB Bonds, together with the remaining $12.5 million of proceeds from the Revenue Bonds in the project construction fund, are held as security for the Revenue Bonds.

     The Company has seven committed revolving credit agreements totaling $145 million, which provide for bank loans at negotiable rates at or below the prime rate. At September 30, 1995, a total of $119.2 million was outstanding under these agreements, of which $99.2 million matures in 1997 and $20 million matures in 1999.

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

                                                New Jersey Resources Corporation

not anticipate nonperformance by the counterparties. The differential to be paid or received is accrued as interest rates change and is recognized over the life of the interest rate swap agreements.

     The Company's remaining long-term debt outstanding under revolving credit agreements at September 30, 1995 and 1994 totaled $74.2 million and $73.2 million, with a weighted average interest rate of 6.3% and 5.3%, respectively.

     SFAS 107, "Fair Value of Financial Instruments", requires disclosure of the estimated fair value of an entity's financial instrument assets and liabilities. The fair value of cash and temporary investments, accounts receivable, accounts payable, commercial paper and borrowings under revolving credit facilities are estimated to equal their carrying amounts due to the short maturity of those instruments. The estimated fair value of long-term debt is based on quoted market prices for similar issues and the fair value of interest rate swap agreements is based on the estimated amount the Company would receive or pay to terminate the agreements. At September 30, 1995, the carrying amount of long-term debt was $334.6 million with a fair market value of $345.2 million and the Company would have to pay approximately $2.2 million to terminate its interest rate swap agreements.

6. Short-term Debt and Credit Facilities

Committed credit facilities of NJNG support the issuance of commercial paper and provide for bank loans at negotiable rates at or below the prime rate. These credit facilities total $65 million, and require commitment fees on the unused amounts. In addition, the Company has $10 million and NJNG has $20 million in lines of credit that are available on an offering basis without payment of a commitment fee. NJNG's lines of credit are adjusted quarterly based upon its projected cash needs.

A comparison of pertinent data follows:

(Thousands)                                       1995         1994         1993
--------------------------------------------------------------------------------
Bank credit facilities ......................  $65,000      $71,000      $71,000
Maximum amount
  outstanding ...............................  $78,700      $74,000      $56,600
Average daily amount
  outstanding
  Notes payable to banks ....................  $ 6,600      $ 9,200      $ 3,900
  Commercial paper ..........................  $24,200      $30,300      $ 7,900
Weighted average interest rate
  Notes payable to banks ....................    5.87%         4.00%       3.34%
  Commercial paper ..........................    5.63%         3.88%       3.24%
Amount outstanding at year end
  Notes payable to banks ....................  $ 3,400      $ 5,000      $ 5,000
  Commercial paper ..........................  $33,000      $62,000      $49,900
Interest rate at year end
  Notes payable to banks ....................     6.03%        4.88%       3.22%
  Commercial paper ..........................     5.83%        4.93%       3.22%
                                               =======      =======      =======
7. Federal Income Taxes

The Company's federal income tax returns have been examined by the Internal Revenue Service (IRS) through 1991 and all matters have been settled. The IRS has substantially completed its examination of the 1992 and 1993 returns and the Company does not anticipate any significant issues.

     Effective October 1, 1993, the Company adopted SFAS No. 109, "Accounting for Income Taxes" which requires the implementation of a liability method for the financial reporting of income taxes, as compared with the deferred method. Under the liability method, deferred tax balances must be recorded for all temporary differences and are adjusted to reflect changes in tax rates. Previously, deferred tax balances were not recorded for certain ratemaking items and were not adjusted to reflect changes in tax rates. The cumulative effect of adopting SFAS 109 on the Company's nonregulated operations was a credit to net income of $721,000, or $.04 per share. The effect on NJNG was to decrease its deferred tax liability by $375,000 with an offsetting regulatory liability as the Company believes it is probable that the effects of SFAS 109 on NJNG will be payable to customers in the future.

Federal income tax expense applicable to continuing operations differs from the amount computed by applying the statutory rate to pre-tax income for the following reasons:

(Thousands)                                       1995         1994        1993
--------------------------------------------------------------------------------
Tax expense at statutory rate
  (35% in 1995 and 1994
  and 34.75% in 1993) .......................  $18,094      $17,613     $15,538
Increase (reduction)
  resulting from
  Depreciation and cost
   of removal ...............................   (1,410)      (1,032)       (234)
  Amortization of investment
   tax credits ..............................     (397)        (394)       (411)
  Section 1341 refunds ......................     (990)           -           -
  Other .....................................      862          398        (820)
                                               -------      -------     -------
Provision for Federal
  income taxes ..............................  $16,169      $16,585     $14,073
                                               =======      =======     =======

                                                New Jersey Resources Corporation


The provision for federal income taxes is composed of the following:

(Thousands)                                  1995           1994           1993
--------------------------------------------------------------------------------
Current ...............................  $ 11,561       $ 10,392       $ 11,619
                                         --------       --------       --------
Deferred
  Excess tax  depreciation ............     6,460          3,487          3,946
  Gross receipts and
   franchise taxes ....................        -          (3,580)        (3,555)
  Alternative minimum tax .............     2,576          1,057           (367)
  Contributions .......................       319          1,943         (1,593)
  Deferred gas costs ..................    (3,970)         2,322          6,645
  Installment sale ....................      (522)         1,327           --
  Deferred charges and other ..........       132             31         (2,211)
                                         --------       --------       --------
Total deferred ........................     4,995          6,587          2,865
                                         --------       --------       --------
Amortization of investment
  tax credits .........................      (397)          (394)          (411)
                                         --------       --------       --------
Total provision .......................  $ 16,159       $ 16,585       $ 14,073
                                         ========       ========       ========

Charged to:
  Operating expenses ..................  $ 15,967       $ 16,569       $ 13,726
  Other income, net ...................       192             16            347
                                         --------       --------       --------
Total provision .......................  $ 16,159       $ 16,585       $ 14,073
                                         ========       ========       ========


At September 30, 1995, the Company had an alternative minimum tax (AMT) credit of $2.6 million available for an indefinite carryforward period against future federal income taxes payable to the extent that regular federal income taxes payable exceeds AMT payable.

The tax effects of significant temporary differences comprising the Company's net deferred income tax liability at September 30, 1995 and 1994, were as follows:

(Thousands)                                                 1995           1994
--------------------------------------------------------------------------------
Current
  Deferred gas costs ................................   $  5,984       $  5,603
  Other .............................................       (459)        (1,598)
                                                        --------       --------
Current deferred tax liability, net .................   $  5,525       $  4,005
                                                        ========       ========

Non-current
  Property related items ............................   $ 64,092       $ 65,708
  Installment sale ..................................        805          1,327
  Customer contributions ............................     (4,080)        (4,399)
  Capitalized overhead and interest .................     (4,989)        (4,400)
  Alternative minimum taxes .........................     (2,577)        (6,825)
  Unamortized investment tax credits ................     (4,315)        (4,341)
  Deferred charges and other ........................      2,915          5,628
                                                        --------       --------
Non-current deferred tax liability, net .............   $ 51,851       $ 52,698
                                                        ========       ========

8. Regulatory Issues

In December 1994, the BPU approved an agreement which provided for recovery over a two-year period of all remaining transition costs, totaling $6.5 million, incurred through September 1994 associated with interstate natural gas pipelines complying with Order 636. The BPU also approved a financial risk management
(FRM) pilot program designed to provide price stability to NJNG's system supply portfolio. All of the costs and results of the FRM program are to be recovered through the LGA.

     In July 1995, NJNG filed a petition with the BPU to decrease its annual LGA revenues by $4.8 million and continue the FRM program. The Company also filed for recovery of $3.7 million of deferred and projected costs from its Demand Side Management Adjustment clause. A decision is expected in the first quarter of fiscal 1996.

     NJNG's weather normalization clause (WNC) provides for a revenue adjustment if the weather varies by more than one-half of one percent from the 10-year average, or normal, weather. The accumulated adjustment from one heating season (i.e., October - April) is billed or credited to customers in the subsequent heating season. During 1995, $2.7 million was credited to customers representing the fiscal 1994 weather normalization adjustment. The weather in 1995 was 2% warmer than normal, which resulted in a $1.9 million receivable from customers at September 30, 1995, that is included in Customers' Credit Balances and Deposits in the Consolidated Balance Sheet. BPU approval to make the WNC permanent and collect this receivable from customers is expected in the first quarter of fiscal 1996.

9. Employee Benefit Plans

Pension Plans. The Company has two trusteed, noncontributory defined benefit retirement plans covering all regular, full-time employees with more than one year of service. Plan benefits are based on years of service and average compensation during the last five years of employment. The Company makes annual contributions to the plans consistent with the funding requirements of federal law and regulations.

                                                New Jersey Resources Corporation

The components of the net pension cost are as follows:

(Thousands)                                    1995          1994          1993
--------------------------------------------------------------------------------
Service cost - benefits earned
  during the period ......................  $ 1,482       $ 1,733       $ 1,550
Interest cost on projected
  benefit obligation .....................    2,989         2,812         2,662
Return on plan assets ....................   (3,326)       (3,160)       (2,910)
Net amortization and deferral ............     (172)         (159)         (183)
                                            -------       -------       -------
Net cost .................................  $   973       $ 1,226       $ 1,119
                                            =======       =======       =======


Plan assets consist primarily of corporate equities and obligations, U.S. Government obligations and cash equivalents. A reconciliation of the funded status of the plans to the amounts recognized in the Consolidated Balance Sheets is presented below:

(Thousands)                                                 1995           1994
--------------------------------------------------------------------------------
Plan assets at fair value ............................  $ 43,752       $ 37,070
                                                        --------       --------
Actuarial present value of plan benefits
  Vested benefits ....................................    30,532         25,060
  Non vested benefits ................................     1,991          1,565
Impact of estimated future
  compensation changes ...............................    10,019          8,850
                                                        --------       --------
Projected plan benefits ..............................    42,542         35,475
                                                        --------       --------
Plan assets in excess of projected
  plan benefits ......................................     1,210          1,595
Unrecognized net assets at beginning
  of the year ........................................    (2,669)        (2,975)
Unrecognized prior service costs .....................     1,599          1,733
Unrecognized net loss ................................    (2,204)        (1,655)
                                                        --------       --------
Net pension liability recognized in the
  Consolidated Balance Sheets ........................  $ (2,064)      $ (1,302)
                                                        ========       ========

The assumptions used in determining the actuarial present value of the projected benefit obligation were as follows:

                                                             1995          1994
--------------------------------------------------------------------------------
Discount rate ............................................   7.50%         8.50%
Compensation increase ....................................   4.25%         5.00%
Long-term rate of return on plan assets ..................   9.00%         9.00%
                                                          ========      ========

Employee Stock Ownership Plan. The Company established an Employee Stock Ownership Plan (ESOP) in September 1985 that purchased 488,376 shares of common stock for allocation to employees over a 10-year period. To finance this purchase, the trustee of the ESOP borrowed $6.7 million through a 10-year term loan that was secured by the unallocated shares and guaranteed by the Company. The loan was paid in full on May 1, 1995. The Company accrued $659,000 in 1994 and $648,000 in 1993 for contribution to the ESOP.

Other Postretirement Benefits. Effective October 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (SFAS 106). SFAS 106 requires an accrual method of accounting for postretirement benefits, similar to that presently in effect for pension plans. Previously, certain health care and life insurance benefits were charged to expense when paid. Under the accrual method, the cost of providing postretirement benefits will be recognized over the employee's service period. The Company's transition obligation associated with SFAS 106 is $8.6 million, which is being amortized over 20 years, and its annual expense increased from approximately $400,000 to $1.5 million, of which over 95% relates to NJNG. As part of its January 1994 base rate order, NJNG is permitted to recover approximately 50% of its SFAS 106 expense currently and defer the balance with ultimate recovery of the deferred portion no later than that prescribed by generally accepted accounting principles. At September 30, 1995, $1.5 million of SFAS 106 expenses were deferred and are included in Regulatory Assets in the Consolidated Balance Sheets.

The components of the accumulated postretirement benefit obligation (APBO) as of September 30, 1995 and 1994 are as follows:

(Thousands)                                                1995            1994
--------------------------------------------------------------------------------
Retirees ............................................  $ (1,335)       $ (1,459)
Fully eligible participants .........................    (3,071)         (2,707)
Other active participants ...........................    (6,100)         (4,815)
                                                       --------        --------
Total APBO ..........................................   (10,506)         (8,981)
Plan assets .........................................       575             177
Unrecognized net (gain) loss ........................       759            (170)
Unrecognized transition obligation ..................     7,740           8,170
                                                       --------        --------
Net liability recognized in the
  Consolidated Balance Sheets .......................  $ (1,432)       $   (804)
                                                       ========        ========

The annual net postretirement benefit cost is comprised of the following:

(Thousands)                                                  1995          1994
--------------------------------------------------------------------------------
Service Cost .............................................  $ 385         $ 369
Interest Cost ............................................    748           678
Amortization of transition obligation ....................    430           430
Deferral of current expense ..............................   (794)         (708)
                                                            -----         -----
Total annual net expense .................................  $ 769         $ 769
                                                            =====         =====

                                                New Jersey Resources Corporation

The assumed health care cost trend rate used in measuring the APBO as of September 30, 1995 was 12% declining 1% each year to 7% in 2000 and then remaining constant thereafter for participants under age 65. For participants age 65 and older the trend rate was 9% in 1995 declining 1% each year to 7% in 1997 and then remaining constant thereafter. A 1% increase in the trend rates would increase the APBO as of September 30 by $1.7 million and would increase the annual service and interest costs by $221,000. The assumed discount rate used in determining the APBO was 8.5% at September 30, 1994 and 7.5% at September 30, 1995.

10. Commitments and Contingent Liabilities

Capital expenditures are estimated at $59 million and $50 million in fiscal 1996 and 1997, respectively and primarily consist of NJNG's construction program to support its customer growth and maintain its distribution system. Real estate capital expenditures will be limited to the fit-up of existing tenant space, the completion of a new building and additional investments, approved by the Board of Directors, made for the purpose of preserving the value of particular real estate holdings.

     NJNG is participating in environmental investigations and the preparation of proposals for remedial action at 11 former manufactured gas plants (MGP) sites. Through a remediation rider approved by the BPU, NJNG is recovering the balance of $4.1 million of expenditures incurred through June 1994 over a seven-year period. Additional costs of $1 million have been incurred through June 1995, which are also expected to be recovered over seven years, subject to BPU approval. At September 30, 1995 NJNG estimates that it will incur additional expenditures of approximately $14 million over the next five years for further investigation and remedial action at these sites. Accordingly, this amount is reflected in both Regulatory Assets and Other Deferred Credits in the Consolidated Balance Sheets. Estimates beyond this point cannot be made with reasonable accuracy in view of changing technologies and governmental regulations. However, the total cost to be incurred after the five-year period could be significant. NJNG will continue to seek recovery of such costs through the remediation rider.

In March 1992, NJR Energy and the Company entered into long-term, fixed-price contracts to sell natural gas to a gas marketing company. In October 1994, in conjunction with a shift in capital allocation policy, NJR Energy entered into a swap agreement which hedges its price risk for sales volumes under the contract which are in excess of the estimated production from existing reserves. NJR Energy plans to sell its reserves pursuant to a plan to exit the oil and natural gas production business. In June 1995, NJR Energy entered into a second swap agreement in order to hedge its price risk for sales volumes under such contract that would have otherwise been fulfilled by its reserves. NJR Energy received a cash payment of $3.3 million in conjunction with this swap agreement which, at September 30, 1995, is included in Other Deferred Credits and will be amortized to income over the fifteen year life of the agreement. Under the swap agreements, commencing November 1995 until the expiration of the contract, NJR Energy will pay to the counterparties the identical fixed price it receives from the gas marketing company in exchange for the payment by the counterparties of an index price plus a spread per mmbtu for all volumes under the gas supply contract. The respective obligations of NJR Energy and the counterparties under the swap agreement are guaranteed, subject to a minimum amount, by the Company and the counterparties' parent corporations, respectively. In the event of nonperformance by the counterparties and their parent corporations, NJR Energy's financial results would be impacted by the difference, if any, between the fixed price it is receiving under the gas contract compared with the price of natural gas in the spot market. However, the Company does not anticipate nonperformance by the counterparties.

     NJNR Pipeline Company, a wholly owned subsidiary of NJR Energy, owns a 2.8% equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois) which has constructed and is operating a 375-mile, natural gas pipeline from the Canadian border to Long Island. The Company has guaranteed a pro-rata share of a debt service letter of credit obtained by Iroquois which totaled $1 million at September 30, 1995. The Company does not expect to incur any cash requirements under the guarantee.

     Iroquois is the subject of civil and criminal investigations concerning matters related to the construction of certain of its pipeline facilities. Although no agreements have been reached regarding the disposition of these matters, Iroquois informed its partners in October 1995 that it intended to record a provision in its 1995 financial statements for an estimated liability associated with these proceedings to reflect its current understanding of the probable outcome. Accordingly, the Company recorded a provision of $560,000 in September 1995 reflecting its proportionate share of this probable liability.

     The Company is party to various claims, legal actions and complaints arising in the ordinary course of business and other investigations. In management's opinion, the ultimate disposition of these matters will not have a material adverse effect on either its financial condition or results of operations.

                                                New Jersey Resources Corporation
11. Business Segment Data

Information related to the Company's various business segments, excluding capital expenditures, which are presented in the Consolidated Statements of Cash Flows, is detailed below:

(Thousands)
For the Years Ended September 30,            1995           1994           1993
--------------------------------------------------------------------------------
Operating Revenues
  Natural gas distribution ...........  $ 426,662      $ 480,321      $ 436,587
  Energy marketing ...................     23,711          7,001           --
  Real estate ........................     12,770         12,466         12,554
  Oil and gas ........................        557            765            924
                                        ---------      ---------      ---------
Total before eliminations ............    463,700        500,553        450,065
  Eliminations
   (intersegment revenues) ...........     (9,107)        (3,478)        (3,413)
                                        ---------      ---------      ---------
Total ................................  $ 454,593      $ 497,075      $ 446,652
                                        =========      =========      =========
Depreciation and Amortization
  Natural gas distribution ...........  $  20,944      $  19,270      $  19,080
  Real estate ........................      1,985          1,941          1,924
  Oil and gas and other ..............         93             25            233
                                        ---------      ---------      ---------
Total ................................  $  23,022      $  21,236      $  21,237
                                        =========      =========      =========
Operating Income Before
  Income Taxes
  Natural gas distribution ...........  $  67,211      $  65,663      $  56,773
  Energy marketing ...................      1,206           --             --
  Real estate ........................      6,367          5,426          5,976
  Oil and gas and other ..............        451            460            589
                                        ---------      ---------      ---------
Total ................................  $  75,235      $  71,549      $  63,338
                                        =========      =========      =========
Assets at Year End
  Natural gas distribution ...........  $ 690,566      $ 660,166      $ 597,508
  Energy marketing ...................      5,229           --             --
  Real estate ........................     95,572         94,516         94,608
  Oil and gas ........................     27,517         33,506         41,391
  Other ..............................      7,480          9,159          5,155
                                        ---------      ---------      ---------
Total ................................  $ 826,364      $ 797,347      $ 738,662
                                        =========      =========      =========


12. Subsequent Event

In October 1995, CR&R entered into a contract to sell certain of its real estate assets for $52.65 million in cash. The transaction also includes the issuance of options to the buyer to purchase adjacent undeveloped land parcels at various prices. One unsubdivided parcel of land was sold for an 11% interest only note of $5.8 million, cancelable upon receipt of the subdivision, for which the process has begun and is expected to be completed within one year. While the subdivision is being sought, CR&R has leased the land back and is performing various site improvements. This portion of the transaction will be accounted for under the cost recovery method. At September 30, 1995, $52.65 million of real estate property is classified as Assets Held for Sale, net (previously classified as Real Estate Properties) in the Consolidated Balance Sheets. The sale was consummated on November 8, 1995.

13. Selected Quarterly Data (Unaudited)

A summary of financial data for each fiscal quarter of 1995 and 1994 follows. Due to the seasonal nature of the Company's utility business, quarterly amounts vary significantly during the year. In the opinion of management, the information furnished reflects all adjustments necessary for a fair presentation of the results of the interim periods.

                                       First     Second      Third      Fourth
(Thousands)                          Quarter    Quarter    Quarter     Quarter
--------------------------------------------------------------------------------
1995
Operating revenues ..............   $126,047   $197,214   $ 74,357    $ 56,975
Operating income ................     18,451     32,204      6,688       1,925
Income from
  continuing
  operations ....................     11,409     25,679      1,209      (4,378)
Net income ......................     11,240     25,494     (7,480)     (4,469)
Earnings from
  continuing
  operations ....................        .65       1.46        .07        (.25)
Earnings per share ..............        .65       1.45       (.42)       (.25)
                                    ========   ========   ========    ========
1994
Operating revenues ..............   $135,994   $222,279   $ 75,137    $ 63,665
Operating income ................     15,383     29,819      7,138       2,640
Income from
  continuing
  operations ....................     10,103     24,074      1,225      (3,673)
Net income ......................     11,242     23,274      3,302      (4,823)
Earnings from
  continuing
  operations ....................       .60       1.41        .07        (.21)
Earnings per share ..............       .66       1.37        .19        (.28)
                                    ========   ========   ========    ========

Annual Meeting

The annual meeting of New Jersey Resources Corporation shareholders will be held at 10:30 a.m. on Wednesday, February 14, 1996, at the Garden State Arts Center Reception Center. The Garden State Arts Center is located at Exit 116 of the Garden State Parkway in Holmdel, New Jersey.

Stock Listing

New Jersey Resources Corporation common stock is traded on the New York Stock Exchange under the symbol NJR. The stock appears as NewJerRes or NJRsc in the stock tables found in many daily newspapers and business publications.

Investor and Media Information

Members of the financial community who would like information about the Company are invited to contact Timothy C. Hearne, Vice President and Treasurer, at 908-938-1098, or Dennis R. Puma, Manager, Investor Relations, at 908-938-1229. Members of the media are invited to contact Catherine M. Downey, Manager, Corporate Communications, at 908-938-7866. A copy of our annual report is now available on-line. New Jersey Resources Corporation has a World Wide Web home page on the internet. It can be accessed with any Web browser at http://www.njng.com

Employee Environmental Committee

The Company has a dedicated Employee Environmental Committee. Many thanks to Chairpersons Terri Freeman, Doug Rudd and Anita Vena.

Stock Transfer Agent and Registrar

The Transfer Agent and Registrar for New Jersey Resources Corporation's common stock is BancBoston State Street Investor Services. Shareholders with questions about account activity such as cash contributions or stock transfers should contact the Bank's investor relations representatives between 9 a.m. and 6 p.m. Eastern time by calling toll-free: 800-817-3955.

Shareholders can also obtain certain routine information 24 hours a day, seven days a week, by calling toll-free: 800-817-3955.

Correspondence with the Bank should be addressed to:
BancBoston State Street Investor Services
Investor Relations
Mail Stop 45-02-64
P.O. Box 644
Boston, MA 02102-0644

Dividends

Dividends on common stock are declared quarterly by the Board of Directors. Shareholders of record will receive their dividend checks directly from BancBoston State Street Investor Services unless they have elected to re-invest their dividends through our Automatic Dividend Reinvestment Plan.

     New Jersey Resources now offers DIRECT DEPOSIT of dividends into your bank account so the funds are available the same day they are paid. This eliminates the worry of lost, stolen, or mail-delayed checks. Contact BancBoston State Street Investor Services at 800-817-3955 for details and an authorization form.

Automatic Dividend Reinvestment Plan

New Jersey Resources Corporation offers an Automatic Dividend Reinvestment and Customer Stock Purchase Plan. It provides shareholders, eligible employees of the Company and residential customers of New Jersey Natural Gas Company and their eligible family members the convenient opportunity to reinvest their common stock dividends, plus an additional amount not exceeding $60,000 per year, in additional common stock without payment of any brokerage or other fees.

Highlights of the Plan include:

No fee to join the Plan.

Cash contributions of as little as $25, to a maximum of $60,000 annually.

Participants may make automatic optional cash payments on a monthly basis by means of an automatic electronic funds transfer from a predesignated bank account in the United States.

Customers of NJNG can obtain authorization forms from either the Company or BancBoston State Street Investor Services.

Investments of cash contributions are made on the first and fifteenth day of each month.

A "safekeeping" feature which allows shareholders to have BancBoston State Street Investor Services hold their certificates.

Details are contained in the Plan prospectus, which may be obtained from BancBoston State Street Investor Services or from the Investor Relations Department, New Jersey Resources Corporation, 1415 Wyckoff Road, P.O. Box 1468, Wall, New Jersey 07719. The telephone number is 908-938-1230.

     Non-customer authorization forms to join the Plan must be obtained from BancBoston State Street Investor Services. Customers of New Jersey Natural Gas Company desiring to join the Plan must obtain authorization forms directly from the Company at the address and/or telephone number above.

10-K Annual Report

New Jersey Resources Corporation files its annual report on Form 10-K with the Securities and Exchange Commission. The report is available to shareholders upon written request to the Investor Relations Department, New Jersey Resources Corporation, 1415 Wyckoff Road, P.O. Box 1468, Wall, New Jersey 07719.

This annual report was printed on recycled paper.