Form 10-K405, Exhibit 13
period 1996-09-30
NEW JERSEY RESOURCES CORP
filed 1996-12-30
CIK 356309

                                                                  Exhibit 13-1

Financial Highlights (Thousands, except per share data)
--------------------------------------------------------------------------------

FISCAL YEARS ENDED SEPTEMBER 30,                         1996            1995            1994

OPERATING RESULTS
Operating Revenues                                    $548,512        $454,593         $497,075
Operating Income                                      $ 59,600        $ 59,268         $ 54,980
Income from Continuing Operations                     $ 37,068        $ 33,919         $ 31,729
Net Income                                            $ 37,068        $ 24,785         $ 32,995
Return on Average Equity*                                 13.4%           12.8%            12.7%
                                                      -----------------------------------------

COMMON STOCK INFORMATION
Earnings per Share from Continuing Operations         $   2.06        $   1.93         $   1.86
Earnings per Share                                    $   2.06        $   1.41         $   1.93
Annual Dividend Rate at Year End                      $   1.56        $   1.52         $   1.52
Market Price at Year End                              $  28.00        $  25.88         $  21.13
Book Value per Share                                  $  15.15        $  14.55         $  14.46
Shares Outstanding at Year End**                        18,084          17,793           17,303
Average Shares Outstanding                              18,030          17,605           17,096
                                                      -----------------------------------------

OPERATING DATA
Utility
  Utility Customers at Year End                            363             352              340
  Firm Sales (bcf)                                        54.9            45.8             50.5
  Capacity Release and Off-System Sales (bcf)             61.6            62.6             46.7
  Total Throughput (bcf)                                 126.3           120.8            105.4
  Gross Margin                                        $164,835        $150,273         $152,323

Energy Marketing
  Retail Sales and Gas under Management (bcf)             37.6            11.5              2.7
                                                      -----------------------------------------

*Continuing Operations

**Net of treasury shares



New Jersey Natural Gas Service Territory

                        [County Map Graphic]

Consolidated Financial Statistics              New Jersey Resources Corporation
(Thousands, except per share data)
--------------------------------------------------------------------------------

SELECTED FINANCIAL DATA
Fiscal years ended September 30,                  1996          1995          1994          1993          1992          1991
                                               -------------------------------------------------------------------------------
OPERATING REVENUES                             $ 548,512     $ 454,593     $ 497,075     $ 446,652     $ 392,041     $ 326,127
                                               -------------------------------------------------------------------------------
OPERATING EXPENSES
  Gas purchases                                  327,991       251,086       286,352       251,856       205,920       168,042
  Operation and maintenance                       69,488        59,233        64,194        57,509        55,887        55,939
  Depreciation and amortization                   23,229        23,022        21,236        21,237        19,757        18,132
  Gross receipts tax, etc.                        49,533        46,017        53,744        52,712        52,607        45,489
  Federal income taxes                            18,671        15,967        16,569        13,726        11,543         5,189
                                               -------------------------------------------------------------------------------
Total operating expenses                         488,912       395,325       442,095       397,040       345,714       292,791
                                               -------------------------------------------------------------------------------
OPERATING INCOME                                  59,600        59,268        54,980        49,612        46,327        33,336
Other income, net                                     68           362            30           713           574          (316)
Interest charges, net                             21,001        24,082        21,619        20,130        21,499        22,523
                                               -------------------------------------------------------------------------------
INCOME BEFORE PREFERRED STOCK DIVIDENDS           38,667        35,548        33,391        30,195        25,402        10,497
Preferred stock dividends                          1,599         1,629         1,662         2,022         2,464         1,012
                                               -------------------------------------------------------------------------------
INCOME FROM CONTINUING OPERATIONS                 37,068        33,919        31,729        28,173        22,938         9,485
Loss from discontinued operations, net                --        (9,134)          545        (1,011)         (691)       (1,091)
Cumulative effect of change in accounting
  for income taxes                                    --            --           721            --            --            --
                                               -------------------------------------------------------------------------------
NET INCOME                                     $  37,068     $  24,785     $  32,995     $  27,162     $  22,247     $   8,394
                                               -------------------------------------------------------------------------------
CAPITALIZATION
  Common stock equity                          $ 273,921     $ 258,919     $ 250,163     $ 230,313     $ 214,703     $ 164,731
  Redeemable preferred stock                      20,880        21,004        22,070        22,340        32,610        32,880
  Long-term debt                                 303,363       352,227       323,590       310,996       251,955       262,737
                                               -------------------------------------------------------------------------------
TOTAL CAPITALIZATION                           $ 598,164     $ 632,150     $ 595,823     $ 563,649     $ 499,268     $ 460,348
                                               -------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT
  Utility plant                                $ 811,484     $ 736,434     $ 691,757     $ 637,580     $ 588,908     $ 552,519
  Accumulated depreciation                      (196,354)     (182,080)     (168,299)     (155,618)     (141,364)     (127,047)
  Real estate properties                          45,010        49,509       104,309       102,369        99,522        96,832
  Accumulated depreciation                        (4,942)       (7,728)      (12,602)      (10,660)       (8,758)       (7,577)
  Oil and gas properties                              --            --        63,224        64,576        57,398        53,423
  Accumulated amortization                            --            --       (38,012)      (32,597)      (28,478)      (24,241)
                                               -------------------------------------------------------------------------------
PROPERTY, PLANT AND EQUIPMENT, NET             $ 655,198     $ 596,135     $ 640,377     $ 605,650     $ 567,228     $ 543,909
                                               -------------------------------------------------------------------------------
CAPITAL EXPENDITURES
  Utility plant                                $  48,216     $  47,286     $  54,506     $  53,420     $  37,864     $  43,014
  Real estate properties                           7,862         5,214         2,619         2,869         4,397         6,321
  Equity investments                               2,937         5,259           462           296           875         2,469
  Oil and gas properties                              --         1,250         1,517         9,216         5,333         8,016
                                               -------------------------------------------------------------------------------
TOTAL CAPITAL EXPENDITURES                     $  59,015     $  59,009     $  59,104     $  65,801     $  48,469     $  59,820
                                               -------------------------------------------------------------------------------
TOTAL ASSETS                                   $ 855,187     $ 826,364     $ 797,347     $ 738,662     $ 668,605     $ 651,861
                                               -------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK DATA
  Earnings per share from continuing
    operations                                 $    2.06     $    1.93     $    1.86     $    1.70     $    1.60     $     .69
  Earnings per share                           $    2.06     $    1.41     $    1.93     $    1.64     $    1.55     $     .61
  Dividends declared per share                 $    1.55     $    1.52     $    1.52     $    1.52     $    1.52     $    1.50
  Payout ratio*                                       75%           79%           82%           90%           95%          217%
  Market price at year end                     $   28.00     $   25.88     $   21.13     $   29.13     $   22.38     $   19.75
  Dividend yield at year end                         5.6%          5.9%          7.2%          5.2%          6.8%          7.7%
  Price-earnings ratio                                14            18            11            18            14            32
  Book value per share                         $   15.15     $   14.55     $   14.46     $   13.69     $   13.18     $   11.80
  Market to book ratio at year end                   1.8           1.8           1.5           2.1           1.7           1.7
  Shares outstanding at year end                  18,084        17,793        17,303        16,820        16,286        13,965
  Average shares outstanding                      18,030        17,605        17,096        16,607        14,334        13,750
  Number of shareowner accounts                   19,423        19,896        19,218        19,319        18,521        17,585
                                               -------------------------------------------------------------------------------
RETURN ON AVERAGE EQUITY*                           13.4%         12.8%         12.7%         12.2%         12.7%          5.5%
RETURN ON AVERAGE EQUITY                            13.4%          9.3%         13.2%         11.7%         12.3%          4.9%
                                               -------------------------------------------------------------------------------

*Using income from continuing operations

Operating Statistics                             New Jersey Natural Gas Company
--------------------------------------------------------------------------------

Fiscal years ended September 30,               1996             1995            1994            1993            1992           1991
                                         -------------------------------------------------------------------------------------------
OPERATING REVENUES (thousands)
  Residential                              $311,081         $282,015        $308,196        $284,638        $263,108       $220,752
  Commercial, industrial and other           76,649           76,483          87,958          81,285          73,809         65,048
  Firm transportation                        13,316            4,864             255              --              --             --
                                         -------------------------------------------------------------------------------------------
Total residential and commercial            401,046          363,362         396,409         365,923         336,917        285,800
Interruptible and agency                      7,438           10,869          15,645          21,115          19,470         30,248
                                         -------------------------------------------------------------------------------------------
Total system                                408,484          374,231         412,054         387,038         356,387        316,048
Off-system                                   65,904           52,431          68,267          49,549          26,716          1,744
                                         -------------------------------------------------------------------------------------------
TOTAL OPERATING REVENUES                   $474,388         $426,662        $480,321        $436,587        $383,103       $317,792
                                         ===========================================================================================
Throughput (thousands of therms)
  Residential                               401,100          339,254         385,144         363,440         347,859        297,106
  Commercial, industrial and other          102,518          102,910         119,343         110,468         104,175         90,047
  Firm transportation                        45,136           16,007             868              --              --             --
                                         -------------------------------------------------------------------------------------------
Total residential and commercial            548,754          458,171         505,355         473,908         452,034        387,153
Interruptible and agency                     98,720          124,256          81,683          75,556          69,311        121,903
                                         -------------------------------------------------------------------------------------------
Total system throughput                     647,474          582,427         587,038         549,464         521,345        509,056
Off-system and capacity release             615,819          625,984         467,275         209,369         118,198          3,880
                                         -------------------------------------------------------------------------------------------
TOTAL THROUGHPUT                          1,263,293        1,208,411       1,054,313         757,833         639,543        512,936
                                         ===========================================================================================
CUSTOMERS AT YEAR END
  Residential                               338,906          329,237         318,003         309,215         300,327        292,551
  Commercial, industrial and other           21,897           22,199          21,938          21,112          20,307         19,605
  Firm transportation                         2,002              880              27              --              --             --
                                         -------------------------------------------------------------------------------------------
Total residential and commercial            362,805          352,316         339,968         330,327         320,634        312,156
Interruptible and agency                         40               38              37              36              36             41
Off-system and capacity release                  29               23              17               4               4              1
                                         -------------------------------------------------------------------------------------------
TOTAL CUSTOMERS AT YEAR END                 362,874          352,377         340,022         330,367         320,674        312,198
                                         ===========================================================================================
INTEREST COVERAGE RATIO                        3.96             3.45            3.63            3.50            3.23           2.08
                                         ===========================================================================================
AVERAGE THERM USE PER CUSTOMER
  Residential                                 1,184            1,031           1,211           1,175           1,158          1,016
  Commercial                                  4,682            4,636           5,287           5,013           4,899          4,245
                                         ===========================================================================================
DEGREE DAYS                                   5,715            4,877           5,064           5,048           4,965          4,208
WEATHER AS A PERCENT OF NORMAL                  115%              98%            102%            103%             97%            79%
MAXIMUM DAY SENDOUT (thousands of therms)     4,722            4,527           5,320           4,203           3,971          3,707
NUMBER OF EMPLOYEES                             827              827             814             795             771            774
                                         ===========================================================================================


Two-Year Stock History                         New Jersey Resources Corporation
-------------------------------------------------------------------------------
The range of high and low sales prices as reported in The Wall Street Journal and dividends paid per share were as follows.


                                                               1996                         1995                  Dividends Paid
                                                ------------------------------------------------------------------------------------
Fiscal Quarter                                    High             Low          High                 Low       1996             1995
FIRST                                           $30 1/2          $24 1/4       $23                $19 3/4       $.38            $.38
SECOND                                          $29 7/8          $26 3/4       $23 3/8            $21 1/2       $.38            $.38
THIRD                                           $29 5/8          $26 5/8       $24 1/8            $21 7/8       $.39            $.38
FOURTH                                          $29 3/8          $26           $25 7/8            $21 7/8       $.39            $.38
                                                ====================================================================================

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS

Consolidated
Net income was $37.1 million in 1996, compared with $24.8 million in 1995 and $33 million in 1994. As discussed in Note 2 to the Consolidated Financial Statements--Discontinued Operations, the 1995 results included a loss of $9.1 million, or $.52 per share, associated primarily with exiting the Company's oil and gas production business. Income from continuing operations was $37.1 million, $33.9 million and $31.7 million in 1996, 1995 and 1994, respectively. The increase in income from continuing operations each year was primarily the result of the impact of customer growth and higher margins from emerging markets of New Jersey Natural Gas Company (NJNG), the principal subsidiary of New Jersey Resources Corporation (the Company), and the improved results of the Company's unregulated energy services company, New Jersey Natural Energy Company (NJNE).

Earnings per share were $2.06 in 1996, $1.41 in 1995 and $1.93 in 1994. Earnings per share from continuing operations were $2.06, $1.93 and $1.86 in 1996, 1995 and 1994, respectively.

Dividends declared per share were $1.55 in 1996 and $1.52 in 1995 and 1994.


NJNG OPERATIONS

Federal Energy Regulatory Commission Order No. 636 (Order 636), which was designed to increase competition in the natural gas industry, required interstate pipeline companies to unbundle their sales and transportation services. The transition to a more deregulated interstate pipeline market has provided NJNG the opportunity to purchase and manage its own, specifically tailored gas supply portfolio, and to resell its pipeline capacity to other customers during off-peak periods.

The unbundling process is now being brought to the local distribution company level, whereby NJNG's commercial and industrial customers now have a choice as to their energy supplier and still use NJNG to transport their gas.

NJNG's financial results are summarized as follows:

(Thousands)                       1996            1995            1994
                               -----------------------------------------
Gross margin
  Residential and commercial    $147,078        $141,245        $146,778
  Film transportation             12,573           4,691             250
  Interruptible and agency           610             363           1,844
  Off-system and capacity
   release                         4,574           3,974           3,451
                                --------        --------        --------
Total gross margin              $164,835        $150,273        $152,323
                                ========        ========        ========
Operating income before
  income taxes                  $ 71,976        $ 67,211        $ 65,663
                                --------        --------        --------
Net income                      $ 35,606        $ 33,703        $ 32,142
                                ========        ========        ========


Gross Margin
Gross margin, defined as gas revenues less gas costs and gross receipts and franchise taxes (GRFT), provides a more meaningful basis for evaluating natural gas distribution operations than gross revenues, since gas costs and GRFT are passed through to customers and, therefore, have no effect on earnings. Gas costs are charged to operating expenses on the basis of therm sales at the base and Levelized Gas Adjustment (LGA) cost rates included in NJNG's tariff. The LGA clause allows NJNG to recover gas costs that exceed the level reflected in its base rates. GRFT are also calculated on a per-therm basis and exclude sales to other utilities and off-system sales.

Residential and Commercial
Since fiscal 1993, NJNG's residential and commercial (i.e., firm) gross margin has been subject to a Weather-Normalization Clause (WNC) which provides for a revenue adjustment if the weather varies by more than one-half of one percent from normal, or 10-year average, weather. The accumulated adjustment from one heating season (i.e., October-May) is billed or credited to customers in the subsequent heating season.

Gross margin from sales to firm customers increased by $5.8 million, or 4%, in 1996 due to a 14% increase in firm therm sales and decreased by $5.5 million, or 4%, in 1995 due to a 14% decrease in firm therm sales.

Therm sales to firm customers were 504 million in 1996, compared with 442 million in 1995 and 504 million in 1994. The increase in therm sales in 1996 was due to 17% colder weather and customer growth. The decrease in therm sales in 1995 was due to 4% warmer weather and lower average customer usage which more than offset customer growth. The usage level imbedded in rates is not protected by the WNC.

The weather in 1996 was 15% colder than normal which, due to the WNC, resulted in $11.9 million of gross margin being deferred for future credit to customers. In 1995, warmer-than-normal weather resulted in $1.9 million of gross margin being accrued for recovery from customers in 1996. In 1994, colder-than-normal weather resulted in $2.7 million being deferred and credited to customers in 1995.

NJNG added 10,978 and 12,465 new customers, and converted the heating systems of another 891 and 923 existing customers in 1996 and 1995, respectively. The growth in 1996 represents an annual increase of approximately 22 million therms, or 4%, in sales to firm customers. NJNG remains one of the fastest-growing natural gas distribution companies in the country, and expects to maintain a customer growth rate of more than 3% in the future.

- 26

                                                New Jersey Resources Corporation

In 1997 and 1998, NJNG expects to add 12,000 and 12,500 new customers, respectively, and convert to natural gas heat an additional 750 existing customers each year. This would result in a sales increase of approximately 19 million therms per year, assuming normal weather and average use, and would increase gross margin under present rates by approximately $6 million per year. Future therm sales will continue to be affected by weather, the economic conditions in NJNG's service territory, conversion activity and other marketing efforts, as well as the conservation efforts of NJNG's customers.

Firm Transportation
At September 30, 1996 and 1995, NJNG provided firm transportation service to 2,002 and 880 commercial and industrial customers, respectively. NJNG transported 45 million therms for its firm customers in 1996, compared with 16 million in 1995. NJNG expects 1,200 more customers to utilize this service in 1997 as the deregulated gas markets continue to develop. NJNG's gross margin should not be impacted by customers who utilize the firm transportation service and purchase their gas from another supplier, as its tariffs are designed such that no profit is earned on the commodity portion of sales to firm customers.

Interruptible and Agency
NJNG services 40 customers through interruptible sales and/or transportation tariffs and through May 31, 1995 served certain of these customers through agency sales agreements. Sales made under the interruptible sales tariff are priced on market-sensitive oil and gas parity rates. Although therms sold and transported to interruptible customers represented 8% of total therm throughput in 1996 and 10% in 1995, they accounted for less than 1% of the total gross margin in each year due primarily to the regulated margin-sharing formulas that govern these sales. Under these formulas, NJNG retains 5% of the gross margin from transportation sales and 10% of the gross margin from interruptible sales, with the balance credited to firm customers through the LGA clause. Interruptible therm sales were 14 million in 1996, compared with 30 million in 1995 and 42 million in 1994. In addition, NJNG transported $85 million, 94 million and 38 million therms in 1996, 1995 and 1994, respectively, for its interruptible customers.

In June 1995, the agency sales function was transferred to NJNE. Gross margin from agency sales agreements totaled $1.4 million in 1994.

Off-System and Capacity Release
In order to reduce the overall cost of its gas supply commitments, NJNG has entered into contracts to sell gas to customers who are outside of its franchise territory. These off-system sales enable NJNG to spread its fixed demand costs, which are charged by pipelines to access their supplies year-round, over a larger and more diverse customer base. NJNG also participates in the capacity release market on the interstate pipeline system when the capacity is not needed for its own system requirements. Effective January 1994, NJNG retains 20% of the gross margin from these emerging markets.

NJNG's off-system sales totaled 238 million therms and generated $1.6 million of gross margin in 1996, compared with 246 million therms and $1.6 million of gross margin in 1995 and 260 million therms and $2.2 million of gross margin in 1994. The gross margin generated by the capacity release program increased to $3 million in 1996, compared with $2.4 million in 1995 and $1.2 million in 1994. The increase in 1996 was due primarily to the impact of colder weather on the value of capacity.

Operating Income before Income Taxes
Operating income before income taxes increased by 7% to $72 million in 1996, as the increase in gross margin more than offset higher operation and maintenance expenses associated primarily with the impact of growth and colder weather on operations. Operating income before income taxes increased by 2% to $67.2 million in 1995, due to lower operation and maintenance expenses resulting primarily from lower health care and inventory costs, which more than offset the decrease in firm margin and the transfer of the agency sales function.

Summary
The 6% increase in NJNG's earnings in 1996 reflected continued customer growth and higher margins from emerging markets. NJNG expects to continue to generate incremental margins from growth in its core markets and aggressively pursue new markets to diversify and improve its demand profile while continuing its cost containment programs, as it remains committed to providing a proper return to its investors. Also, the continuation of the WNC should reduce the variability of both customer bills and NJNG's earnings due to weather fluctuations.

NJNE OPERATIONS

NJNE was formed in 1995 to facilitate the unregulated marketing of natural gas and fuel and capacity management services.

NJNE's financial results are summarized as follows:

(Thousands)                             1996            1995
                                     ---------       ----------
Revenues ..........................     $78,869         $23,711
Operating income before
 income taxes .....................     $ 3,633         $ 1,206
Net income ........................     $ 2,329         $   783
                                      ---------       ---------

NJNE had 1,459 and 808 retail customers at September 30, 1996 and 1995, respectively. Retail sales increased to 8.9 billion cubic feet (bcf) from 4.6 bcf and gross margin from these sales increased to $3.4 million from $1.7 million in 1996 and 1995, respectively, reflecting this customer growth.

                                              New Jersey Resources Corporation
-------------------------------------------------------------------------------

In August 1995, NJNE entered into a three-year fuel management agreement with GPU Service Inc. to manage their gas purchases and interstate pipeline capacity. Total gas under management increased to 28.7 bcf, compared with
6.9 bcf, and gross margin from fuel and capacity management services increased to $2.6 million from $437,000 in 1996 and 1995, respectively, reflecting primarily this agreement.

CR&R OPERATIONS

Commercial Realty & Resources Corporation's (CR&R) financial results are summarized as follows:

(Thousands)                                    1996         1995         1994
                                             -------      ------       -------
Revenues                                     $ 4,272      $12,770      $12,466
Operating income (loss) before
  income taxes                               $  (323)     $ 6,367      $ 5,426
Income (loss) before SFAS 109*               $(1,494)     $   (67)     $   349
Net income (loss)                            $(1,494)     $   (67)     $ 1,009
                                             -------      -------      -------

*Effective in 1994

In November 1995, CR&R sold certain of its real estate assets for $52.65 million in cash. This transaction required the one-time write-off of unamortized commissions and other costs totaling $1.8 million, which is reflected in operating income (loss) before income taxes. The transaction also included the issuance of options to the buyer to purchase adjacent undeveloped land parcels at various prices.

In December 1995, CR&R sold a 157,000-square foot office building for $31.85 million in a sale-leaseback transaction. CR&R's pre-tax gain on this transaction was $17.8 million, which is included in Deferred revenue and is being amortized over 25 years in accordance with generally accepted accounting principles. The primary tenant of the facility, NJNG, is leasing the building under a long-term master lease agreement and will continue to occupy a majority of the space in the building. Prior to the transaction, NJNG leased about 79% of the building under a long-term lease.

In September 1996, CR&R entered into a contract to sell 11 acres of undeveloped land for $550,000. This transaction is expected to close in the first quarter of fiscal 1997 and resulted in a pre-tax loss in 1996 of $560,000.

CR&R's completed space totaled 260,000 square feet at September 30, 1996, compared with 914,200 square feet in each of the prior two years. The occupancy rate of CR&R's total portfolio at September 30, 1996 was 100%.

CR&R's earnings before the effect of SFAS 109 (See Note 7) decreased by $416,000 in 1995, as expenses associated with evaluating CR&R's strategic alternatives more than offset lower interest costs realized from refinancing activity.

NJR ENERGY OPERATIONS

See Note 2 to the Consolidated Financial Statements -- Discontinued Operations for a discussion of the Company's decision to exit the oil and gas production business and account for this segment as a discontinued operation. NJR Energy Corporation's (NJR Energy) continuing operations consist of its equity investments in the Iroquois Gas Transmission System, L.P. (Iroquois) and the Market Hub Partners, L.P. (MHP).

NJR Energy's financial results from continuing operations are summarized as follows:

(Thousands)                                    1996         1995         1994
                                             -------      ------       -------
Revenues                                     $ 2,207      $   557      $   765
Operating income before income taxes         $ 2,035      $    27      $    99
Net income (loss)                            $   555      $(1,185)     $  (712)
                                             -------      ------       -------

The higher earnings in 1996 reflect improved results from its investment in Iroquois and decreased interest expense. All periods include interest expense related to debt remaining after the sale of its oil and gas reserves as discussed in Note 2. NJR Energy plans to further reduce such debt from the cash flow generated by its equity investments. NJR Energy's 1995 results included a provision of $560,000 related to its investment in Iroquois.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated

The Company meets the common equity requirements of each subsidiary, if any, through new issuances of its common stock, including the proceeds from its Automatic Dividend Reinvestment Plan (DRP). In April 1996, the DRP was amended to allow for the purchase of shares in the open market to satisfy the plan's needs. Effective July 1, 1996, shares needed for the DRP were purchased on the open market. The Company can switch funding options every 90 days. During 1996, the Company raised $5.7 million from its DRP, compared with $10.8 million in 1995 and $12.1 million in 1994. The Company provides the debt requirements for its unregulated companies, while NJNG satisfies its debt needs by issuing short-term and long-term debt based upon its own financial profile.

It is the Company's objective to maintain a consolidated capital structure that reflects the different characteristics of each business segment and provides adequate financial flexibility for accessing capital markets as required. Based upon its existing mix of investments, it is the Company's goal to maintain a common equity ratio in a range of 45% to 50%.

                                                New Jersey Resources Corporation
--------------------------------------------------------------------------------

In order to meet the working capital and external debt financing requirements of the unregulated companies, as well as its own working capital needs, the Company maintains committed credit facilities totaling $135 million with a number of banks and has a $10 million credit facility available on an offering basis.

At September 30, the Company's consolidated capital structure was as follows:

                                        1996            1995
                                        --------------------
Common stock equity                         46%           41%
Preferred stock                              3             3
Long-term debt                              51            56
                                        --------------------
Total                                      100%          100%


NJNG

The seasonal nature of NJNG's operations creates large short-term cash requirements, primarily to finance gas purchases and customer accounts receivable. NJNG obtains working capital for these requirements, as well as for the temporary financing of construction expenditures, sinking fund needs and GRFT payments through the issuance of commercial paper and short-term bank loans. To support the issuance of commercial paper, NJNG maintains committed credit facilities totaling $65 million with a number of commercial banks and has an additional $20 million in lines of credit available on an offering basis.

Capital Requirements
NJNG's capital requirements for 1994 through 1996 and projected amounts through 1998 are as follows:

                                        Maturities and     Redemption
                  Construction          redemption of      of preferred
(thousands)       expenditures         long-term debt           stock          Total
                  ------------------------------------------------------------------
1994               $ 54,506              $ 14,064           $   270         $ 68,840

1995               $ 47,286              $ 34,564           $ 1,066         $ 82,916

1996               $ 48,216              $  7,364           $   124         $ 55,704

1997               $ 54,200              $  8,180           $   120         $ 62,500

1998               $ 50,000              $ 13,500           $   120         $ 63,620
                 -------------------------------------------------------------------

The level of construction expenditures results primarily from the need for services, mains and meters to support NJNG's continued customer growth, and general system renewals and improvements. Optional redemption activity included $6 million of First Mortgage Bonds in 1996, $31 million of First Mortgage Bonds and $796,000 of preferred stock in 1995 and $10.5 million of First Mortgage Bonds in 1994. Based on current market conditions, NJNG expects to optionally redeem the remaining $8.2 million balance of its 8.5% Series P Bonds in 1997 and $13.5 million of its 9% Series Q Bonds in 1998.


Financing
(Thousands)                             1996            1995         1994
                                        ---------------------------------
Cash flow                               $ 66,955     $ 59,778    $ 65,619

External financing
   Common stock                         $  5,037     $  9,619    $ 10,887

   Long-term debt                       $ 26,000     $ 53,500    $ 44,500
                                        ---------------------------------


Cash flow, defined as net income adjusted for depreciation, amortization of deferred charges and the change in deferred income taxes, represents the cash generated from operations available for capital expenditures, dividends, working capital and other requirements. Cash flow increased by 12% in 1996 due primarily to higher earnings and higher deferred tax benefits. Cash flow decreased by 9% in 1995 due to the reversal of certain deferred tax benefits, which more than offset higher earnings.

NJNG's external financing requirements in 1997 and 1998 are expected to average about $33 million annually and are expected to be met through additional issuances of short-term and long-term debt. The timing and mix of these issuances will be geared toward maintaining a common equity ratio in a range of 50% to 55%, which is consistent with maintaining NJNG's current short-term and long-term credit ratings and providing access to external capital.

NJNE

NJNE's financing requirements, if any, are met by the Company's committed credit facilities. NJNE generated cash flow of $2.6 million and $431,000 in 1996 and 1995, respectively, and as of September 30, 1996 had not made any significant capital investments. Accordingly, NJNE did not require any external financing as of September 30, 1996.

CR&R

CR&R's capital requirements and financing activity for 1994 through 1996 were as follows:

(Thousands)                             1996            1995         1994
                                        ---------------------------------
Capital expenditures                   $   7,862     $  5,214    $  2,619

Cash flow                              $ (11,490)    $  2,611    $  3,987

External financing
   Long-term debt                       $(58,379)    $  2,302    $ (1,734)
                                        ---------------------------------


Proceeds from asset sales in 1996 totaled $84.5 million, which, net of related taxes and expenses, were used by the Company to reduce debt. CR&R's negative cash flow in 1996 reflects the decrease in deferred taxes related to these sales.

CR&R's future capital expenditures will be limited to the fit-up of existing tenant space, the development of existing acreage and additional investments, as approved by the Board of Directors, made for the purpose of preserving the value of particular real estate holdings.

Under these parameters, in 1994 the Board of Directors approved the construction of a 76,300 square foot flex building on 10 acres of land in its Monmouth Shores Corporate Park (MSCP) which was completed in 1996 and is 100% occupied. The total project cost was $6.8 million. CR&R is also constructing a 98,000 square foot addition to an existing building at a cost of approximately $5.4 million. This additional space has been pre-leased and is expected to be completed in January 1997. CR&R currently has 193 acres of undeveloped land.

External financing activity in 1994 included the refinancing of CR&R's 11 5/8%, $13.8 million mortgage. Funds for this refinancing were obtained from the Company's bank credit facilities.

Capital expenditures are projected to be $1.2 million in 1997 in connection with the completion of the above-mentioned addition. Such expenditures are expected to be funded through internal generation and the Company's committed credit facilities.

NJR ENERGY

NJR Energy's capital requirements and financing activity for 1994 through 1996 were as follows:

(Thousands)                        1996      1995      1994
                                 ---------------------------
Capital expenditures and
   equity investments........... $  2,937    $6,509    $1,979
Cash flow....................... $ (1,174)   $4,875    $4,783
External financing
   Common stock................. $    600    $1,200    $1,200
   Long-term debt............... $(16,073)   $ (582)  $(5,179)
                                 ----------------------------

Proceeds from the sale of NJR Energy's oil and gas reserves totaled $19.6 million in 1996, which, net of related taxes and expenses, were used by the Company to reduce debt. NJR Energy's negative cash flow in 1996 reflects the decrease in deferred taxes related to these sales.

NJR Energy formed NJR Storage Corporation (Storage) in December 1994 to participate in MHP, which is expected to develop, own and operate a system of five natural gas market centers with high-deliverability salt cavern storage facilities. The market centers are expected to be strategically located in Texas, Louisiana, Mississippi, Michigan and Pennsylvania. As of September 30, 1996, Storage's 5.67% equity investment in MHI totaled $8 million.

Effects of Inflation

Under the ratemaking process, the recovery of utility plant costs through depreciation and the allowed return on plant investment are limited to levels based upon the historical cost of utility plant, which is significantly less than current replacement costs. The Company believes, based on past practices, that NJNG will be allowed to earn on the increased cost of its investment when replacement of the facilities is included in rate base. The Company's other operations have not been significantly affected by inflation.

New Accounting Standards

See Note 1 to the Consolidated Financial Statements for a discussion of new accounting standards.

Summary

The Company is confident that it will have adequate cash flow and proper access to both the short-term and long-term capital needed to meet the projected capital and dividend requirements of each subsidiary. The Company and NJNG will also explore various alternatives to take advantage of favorable interest rates and its share repurchase program to reduce their overall cost of capital. In addition, NJNG is committed to providing quality service to its customers and a fair return to the Company's shareowners, without the need for base rate increases. The Company will continue to take steps to align its asset base with its new strategic direction, which is focused on its core natural gas distribution, emerging markets, retail marketing and wholesale energy businesses.

Certain matters discussed in this annual report are "forward-looking statements" intended to qualify for safe harbors from liability established by the Private Securities Litigation Reform Act of 1995. Such statements address future plans, objectives, expectations and events concerning various matters such as capital expenditures, earnings, litigation, rate and other regulatory matters, liquidity and capital resources, and accounting matters. Actual results in each case could differ materially from those currently anticipated in such statements, by reason of factors such as gas industry restructuring, including ongoing state and federal activities, future economic conditions, legislation, regulation, competition, and other circumstances affecting anticipated rates, revenues and costs.

Financial Statement Responsibility              New Jersey Resources Corporation
--------------------------------------------------------------------------------

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

The Board of Directors, through its Audit Committee, which is currently composed of eight outside directors, oversees management's responsibilities for accounting, internal controls and financial reporting. The Audit Committee meets periodically with management, the internal auditors and independent auditors to discuss auditing and financial matters and to assure that each is carrying out its responsibilities. Both the internal and independent auditors have access to the Audit Committee at any time.

Independent Auditors' Report                       [Deloitte & Touche LLP Logo]
--------------------------------------------------------------------------------

To the Shareowners and Board of Directors of New Jersey Resources Corporation:
We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New Jersey Resources Corporation and its subsidiaries as of September 30, 1996 and 1995 and the related consolidated statements of income, common stock equity and cash flows for each of the three years in the period ended September 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at September 30, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1996 in conformity with generally accepted accounting principles.

We have also previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets and consolidated statements of capitalization as of September 30, 1994, 1993, 1992, and 1991, and the related consolidated statements of income, common stock equity and cash flows for the years ended September 30, 1993, 1992 and 1991 (none of which are presented herein) and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the Selected Financial Data for each of the six years in the period ended September 30, 1996 for the Company, presented on page 24, is fairly stated on all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey

October 28, 1996
sConsolidated Statements of Income              New Jersey Resources Corporation
(Thousands, except per share data)
-------------------------------------------------------------------------------

Fiscal years ended September 30,                                   1996           1995            1994
                                                              ------------------------------------------
OPERATING REVENUES                                               $548,512       $454,593        $497,075
OPERATING EXPENSES                                            ------------------------------------------
  Gas purchases                                                   327,991        251,086         286,352
  Operation and maintenance                                        69,488         59,233          64,194
  Depreciation and amortization                                    23,229         23,022          21,236
  Gross receipts tax, etc.                                         49,533         46,017          53,744
  Federal income taxes                                             18,671         15,967          16,569
                                                              ------------------------------------------
Total operating expenses                                          488,912        395,325         442,095
                                                              ------------------------------------------
OPERATING INCOME                                                   59,600         59,268          54,980
                                                              ------------------------------------------
OTHER INCOME, NET                                                      68            362              30
                                                              ------------------------------------------
INTEREST CHARGES, NET
  Long-term debt                                                   20,123         22,630          20,413
  Short-term debt and other                                           878          1,452           1,206
                                                              ------------------------------------------
Total interest charges, net                                        21,001         24,082          21,619
                                                              ------------------------------------------
INCOME BEFORE PREFERRED STOCK DIVIDENDS                            38,667         35,548          33,391
Preferred stock dividends                                           1,599          1,629           1,662
                                                              ------------------------------------------
INCOME FROM CONTINUING OPERATIONS                                  37,068         33,919          31,729
Discontinued Operations
  Loss from operations, net                                            --           (439)            545
  Loss from disposal, less income
    tax benefits of $4,681                                             --         (8,695)             --
Cumulative effect of change in accounting
  for income taxes                                                     --             --             721
                                                              ------------------------------------------
NET INCOME                                                       $ 37,068       $ 24,785        $ 32,995
                                                              ==========================================
EARNINGS PER COMMON SHARE FROM
  CONTINUING OPERATIONS                                          $   2.06       $   1.93        $   1.86
Loss from discontinued operations                                      --           (.52)            .03
Cumulative effect of change in accounting
  for income taxes                                                     --             --             .04
                                                               -----------------------------------------
EARNINGS PER COMMON SHARE                                        $   2.06       $   1.41        $   1.93
                                                               =========================================
DIVIDENDS PER COMMON SHARE                                       $   1.55       $   1.52        $   1.52
                                                               =========================================
AVERAGE SHARES OUTSTANDING                                         18,030         17,605          17,096
                                                               =========================================

Consolidated Statements of Common Stock Equity
                (Thousands)

                                   Number of      Common       Premium on     Treasury Stock    Retained
                                    Shares         Stock      Common Stock       and Other      Earnings
                                   ---------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1993        16,820      $ 42,050        $182,996         $ (750)       $  6,017
Net income                                                                                        32,995
Common stock issued under
  stock plans                           483         1,206          10,918
Cash dividends declared                                                                          (26,019)
Reduction of ESOP term loan
  and other                                                                          750
                                    --------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1994        17,303        43,256         193,914             --          12,993
Net income                                                                                        24,785
Common stock issued under
  stock plans                           490         1,225           9,585
Cash dividends declared                                                                          (26,790)
Unearned compensation                                                                (49)
                                    --------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1995        17,793        44,481         203,499            (49)         10,988
Net income                                                                                        37,068
Common stock issued under
  stock plans                           325           814           6,017
Cash dividends declared                                                                          (27,969)
Treasury stock and other                (34)                                        (928)
                                     -------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1996        18,084      $ 45,295        $209,516         $ (977)       $ 20,087
                                     ===================================================================

The accompanying notes are an integral part of these statements.

Consolidated Statements
of Cash Flows
(Thousands)                                     New Jersey Resources Corporation
--------------------------------------------------------------------------------

Fiscal years ended September 30,                 1996        1995       1994
                                                -------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                    $ 37,068    $ 24,785   $ 32,995
  Adjustments to reconcile net income
        to cash flows
    Depreciation and amortization                 23,229      27,280     27,595
    Amortization of deferred charges               3,385       2,022      2,701
    Deferred income taxes                         (7,211)      6,523     14,075
    Loss from disposal of discontinued
        operations                                    --       8,695         --
    Cumulative effect of change in
        accounting for income taxes                   --          --       (721)
    Changes in working capital                     3,232       9,458    (30,711)
    Other, net                                    (1,924)       (480)    (4,494)
                                                --------------------------------
Net cash flows from operating activities          57,779      78,283     41,440
                                                --------------------------------
CASH FLOWS (USED IN) FROM FINANCING
    ACTIVITIES
  Proceeds from long-term debt                    20,000      67,000     50,250
  Proceeds from common stock                       6,868      10,819     12,087
  Payments of long-term debt                     (81,564)    (35,238)   (28,580)
  Payments of preferred stock                       (124)     (1,066)      (270)
  Payments of common stock dividends             (27,663)    (26,605)   (25,836)
  Net change in short-term debt                   (1,400)    (30,600)   (12,100)
                                                --------------------------------
Net cash flows (used in) from financing
        activities                               (83,883)    (15,690)    19,751
                                                --------------------------------
CASH FLOWS FROM (USED IN) INVESTING
        ACTIVITIES
  Expenditures for
    Utility plant                                (48,216)    (47,286)   (54,506)
    Real estate properties                        (7,862)     (5,214)    (2,619)
    Equity investments                            (2,937)     (5,259)      (462)
    Oil and gas properties                            --      (1,250)    (1,517)
    Cost of removal                               (3,757)     (4,470)    (4,875)
  Proceeds from sale of assets                    98,619          --      3,184
                                                 -------------------------------
Net cash flows from (used in) investing
        activities                                35,847     (63,479)   (60,795)
                                                 -------------------------------
Net change in cash and temporary
        investments                                9,743        (886)       396
Cash and temporary investments at
        beginning of the year                      1,065       1,951      1,555
                                                 -------------------------------
Cash and temporary investments at end
        of the year                              $10,808    $  1,065    $ 1,951
                                                 ===============================
CHANGES IN COMPONENTS OF WORKING CAPITAL
  Construction Fund                              $ 6,000    $(12,500)   $    --
  Receivables                                     (4,805)     (1,486)    (4,055)
  Inventories                                    (11,630)      5,480      3,747
  Deferred gas costs                              (3,380)     12,353     (6,560)
  Purchased gas                                    2,402      14,154     (9,865)
  Accrued and prepaid taxes, net                    (734)     (4,895)   (19,193)
  Customers' credit balances
        and deposits                               7,805       1,560      2,841
  Other, net                                       7,574      (5,208)     2,374
                                                 -------------------------------
Total                                            $ 3,232    $  9,458   $(30,711)
                                                 ===============================
SUPPLEMENTAL DISCLOSURES OF CASH
        FLOWS INFORMATION
Cash paid during the year for
  Interest (net of amount capitalized)           $18,198    $ 23,067   $ 19,455
  Income taxes                                   $24,781    $  8,426   $  6,734
Non-cash investing and financing
  activities
  Capital lease                                  $31,850          --         --
                                                 ===============================

The accompanying notes are an integral part of these statements.

Consolidated Balance Sheets                     New Jersey Resources Corporation

--------------------------------------------------------------------------------

(Thousands)
September 30,                                     1996            1995
                                               ----------      ----------
ASSETS
PROPERTY, PLANT AND EQUIPMENT
  Utility plant at cost                         $ 811,484       $ 736,434
  Real estate properties, at cost                  45,010          49,509
                                                -------------------------
                                                  856,494         785,943
  Accumulated depreciation and amortization      (201,296)       (189,808)
                                                -------------------------
Property, plant and equipment, net                655,198         596,135
                                                -------------------------
CURRENT ASSETS
  Cash and temporary investments                   10,808           1,065
  Construction fund                                 6,500          12,500
  Customer accounts receivable                     27,900          23,598
  Unbilled revenues                                 6,884           6,366
  Allowance for doubtful accounts                    (878)           (422)
  Gas in storage, at average cost                  39,484          26,703
  Materials and supplies, at average cost           7,292           8,443
  Prepaid state taxes                              16,297          18,041
  Deferred gas costs                               20,478          17,098
  Assets held for sale, net                            --          66,997
  Other                                             5,197           5,512
                                                -------------------------
Total current assets                              139,962         185,901
                                                -------------------------
DEFERRED CHARGES AND OTHER
  Equity investments                               13,924          10,709
  Regulatory assets                                37,150          22,934
  Other                                             8,953          10,685
                                                -------------------------
Total deferred charges and other                   60,027          44,328
                                                -------------------------
TOTAL ASSETS                                    $ 855,187       $ 826,364
                                                =========================
CAPITALIZATION AND LIABILITIES
CAPITALIZATION
  Common stock equity                           $ 273,921       $ 258,919
  Redeemable preferred stock                       20,880          21,004
  Long-term debt                                  303,363         352,227
                                                -------------------------
Total capitalization                              598,164         632,150
                                                -------------------------
CURRENT LIABILITIES
  Current maturities of long-term debt              1,501           2,364
  Short-term debt                                  35,000          16,400
  Purchased gas                                    33,638          31,236
  Accounts payable and other                       32,183          24,924
  Dividends payable                                 7,066           6,761
  Accrued taxes                                     6,032           8,510
  Customers' credit balances and deposits          23,845          16,040
                                                -------------------------
Total current liabilities                         139,265         106,235
                                                -------------------------
DEFERRED CREDITS
  Deferred income taxes                            52,010          51,851
  Deferred investment tax credits                  11,280          11,628
  Deferred revenue                                 21,816           3,300
  Other                                            32,652          21,200
                                                -------------------------
Total deferred credits                            117,758          87,979
                                                -------------------------
COMMITMENTS AND CONTINGENCIES (NOTE 11)
TOTAL CAPITALIZATION AND LIABILITIES            $ 855,187       $ 826,364
                                                =========================

The accompanying notes are an integral part of these statements.

Consolidated Statements
of Capitalization                               New Jersey Resources Corporation
(Thousands)
--------------------------------------------------------------------------------

September 30,                                                                   1996          1995
                                                                              --------      --------
COMMON STOCK EQUITY
 Common stock, $2.50 par value, authorized 50,000,000 shares;
  issued shares 1996, 18,117,562; 1995, 17,792,517                            $ 45,295      $ 44,481
 Premium on common stock                                                       209,516       203,499
 Treasury stock at cost and other; 1996, 33,400 shares                            (977)          (49)
 Retained earnings                                                              20,087        10,988
                                                                              --------      --------
Total common stock equity                                                      273,921       258,919
                                                                              --------      --------

REDEEMABLE PREFERRED STOCK
New Jersey Natural Gas Company
 $100 par value, cumulative; authorized shares
 1996, 518,800; 1995, 520,045, outstanding shares
 4-3/4% series - 1995, 45                                                           --             4
 5.65% series - 1996, 8,800; 1995, 10,000                                          880         1,000
 7.72% series - 1996 and 1995, 200,000                                          20,000        20,000
                                                                              --------      --------
Total redeemable preferred stock                                                20,880        21,004
                                                                              --------      --------


LONG-TERM DEBT

New Jersey Natural Gas Company
 First mortgage bonds                       Maturity Date
------------------------------              -------------
  10%                  Series N             May 1, 2001                               --         5,000
  8.5%                 Series P             March 1, 2002                          6,818         8,182
  9%                   Series Q             December 1, 2017                      13,500        13,500
  10.10%               Series S             June 1, 2009                          20,000        20,000
  7.05%                Series T             March 1, 2016                          9,545         9,545
  7.25%                Series U             March 1, 2021                         15,000        15,000
  7.50%                Series V             December 1, 2002                      25,000        25,000
  5-3/8%               Series W             August 1, 2023                        10,300        10,300
  6.27%                Series X             November 1, 2009                      30,000        30,000
  6.25%                Series Y             August 1, 2024                        10,500        10,500
  8.25%                Series Z             October 1, 2004                       25,000        25,000
  Variable             Series AA            August 1, 2030                        25,000        25,000
  Variable             Series BB            August 1, 2030                        16,000        16,000
  6.88%                Series CC            October 1, 2010                       20,000            --
 Capital lease obligation                                                         31,700            --
 Short-term debt refinanced                                                           --        20,000
                                                                                --------      --------
Total                                                                            258,363       233,027
                                                                                --------      --------
New Jersey Resources Corporation
 Revolving credit agreements,
  at floating rates                         October 1, 1997 - January 1, 1999     45,000       119,200
                                                                                --------      --------
Total long-term debt                                                             303,363       352,227
                                                                                --------      --------
TOTAL CAPITALIZATION                                                            $598,164      $632,150
                                                                                ========      ========

The accompanying notes are an integral part of these statements.

Notes to Consolidated
Financial Statements                          New Jersey Resources Corporation
------------------------------------------------------------------------------

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


Nature of the Business

New Jersey Resources Corporation (the Company) is an energy services holding company providing retail and wholesale natural gas and related energy services to customers in 17 states from Texas to New York. Its principal subsidiary, New Jersey Natural Gas Company (NJNG), provides regulated natural gas energy services and other energy-related services in central and northern New Jersey and participates in capacity release and off-system sales programs. Other subsidiaries include: New Jersey Natural Energy Company (NJNE), an unregulated marketer of natural gas and fuel and capacity management services, Commercial Realty and Resources Corp. (CR&R), a commercial office real estate developer, and NJR Energy Corporation (NJR Energy), an investor in energy-related ventures.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

Regulatory Accounting

NJNG maintains its accounts in accordance with the Uniform System of Accounts as prescribed by the New Jersey Board of Public Utilities (the BPU). As a result of the ratemaking process, the accounting principles applied by NJNG differ in certain respects from those applied by unregulated businesses.

Utility Plant and Depreciation

Depreciation is computed on a straight-line basis for financial statement purposes, using rates based on the estimated average lives of the various classes of depreciable property. The composite rate of depreciation was 3.12% of average depreciable property in 1996, 3.05% in 1995 and 3% in 1994. When depreciable properties are retired, the original cost thereof, plus cost of removal less salvage, is charged to accumulated depreciation.

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

Federal Income Taxes

Through September 30, 1993, deferred federal income taxes were provided for timing differences between book and taxable income, except that NJNG provided such taxes only to the extent permitted for ratemaking purposes. Effective October 1, 1993, deferred federal income taxes are calculated in conformance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (SFAS 109) (See Note 7: Federal Income Taxes).

Investment tax credits have been deferred and are being amortized as a reduction to the tax provision over the average lives of the related property.

Capitalized Interest

The Company's capitalized interest totaled $1.4 million in 1996 and $2.6 million in 1995 and 1994.

Financial Instruments and Risk Management

Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs (See Note 10: Financial Instruments and Risk Management).

Regulatory Assets

Regulatory Assets at September 30, 1996 and 1995 consist of the following items that are being amortized through rates over remaining time periods ranging from 1 to 7 years, except for $28.3 million of projected remediation costs, without any return on the unamortized balances.

(Thousands)                           1996        1995
                                    -------------------
Remediation costs (Note 11).......  $34,342     $19,632
Postretirement costs (Note 9).....    2,235       1,474
Other.............................      573       1,828
                                    -------------------
Total.............................  $37,150     $22,934
                                    ===================


Included in Other Deferred Credits are the following items:

(Thousands)                         1996        1995
                                    -------------------
Remediation costs (Note 11).......  $28,300     $14,000
Postretirement costs (Note 9).....    2,302       1,594
                                    -------------------
Total.............................. $30,602     $15,594
                                    ===================

                                                New Jersey Resources Corporation
--------------------------------------------------------------------------------
Statements of Cash Flows

For purposes of reporting cash flows, all temporary investments with maturities of three months or less are considered cash equivalents.

New Accounting Standards

In 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS 121), which requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing this review an undiscounted operating cash flow before interest test is used and any resulting impairment required would be measured based on the fair value of the asset. The Company is evaluating the requirements of SFAS 121 which must be adopted by fiscal 1997 and currently believes that it will not have a material impact on its consolidated financial condition or results of operations.

In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 125), which established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. Under SFAS 123 the Company may either adopt the new fair value-based accounting method or continue the intrinsic value-based method established in Accounting Principles Board Opinion No. 25 and provide pro forma disclosures of net income and earnings per share as if the accounting provisions of SFAS 123 had been adopted. The Company plans to adopt only the disclosure requirements of SFAS 123, which must be adopted by fiscal 1997. Therefore, such adoption will have no effect on the Company's consolidated financial condition or results of operations.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year reporting.

Use of Estimates

The consolidated financial statements of the Company include estimates and assumptions of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

2. DISCONTINUED OPERATIONS

In 1995, the Company adopted a plan to exit the oil and natural gas production business and pursue the sale of the reserves and related assets of its affiliates, NJR Energy and New Jersey National Resources Company. The Company accounted for this segment as a discontinued operation and recorded a loss from the disposal of $9.1 million, or $.52 per share. This charge was based on losses during the year prior to discontinued operations status, estimates of the anticipated loss from operations until the assets were sold, the estimated loss on the sale of the remaining reserves, and other costs related in the closing of its offices in Dallas and Tulsa. The Company completed the sale of its oil and gas properties in 1996 for $19.6 million and used the proceeds to reduce outstanding debt. Based upon the results of the asset sales and costs incurred to date, the Company currently estimates that the reserve established in 1995 for the discontinued operations is adequate.

In 1995, the Company announced that its efforts in the wholesale electric power generation market would be focused on gas sales and fuel management services, rather than seeking long-term investments in gas-fired generating facilities. Accordingly, the Company accounted for its subsidiary in this business as discontinued operation.

The 1994 results from discontinued operations included an after-tax gain of $2.1 million from the termination of a power purchase agreement, partially offset by losses from the oil and gas operations.

3. COMMON STOCK

At September 30, 1996, there were 2,077,264 shares reserved for issuance under the Company's Automatic Dividend Reinvestment, Employee Stock Ownership and Retirement Savings Plan.

A total of 750,000 shares are reserved for issuance to key employees under the Executive Long-Term Incentive Compensation Plan (the Plan) at the discretion of the Board of Directors. At September 30, 1996, there were 483,786 shares reserved for issuance or grant under the plan. All options granted under the Plan have been non-qualified stock options, allow for the purchase of common stock at prices equal to the average market value for the 20 trading days preceding the date of grant, vest over four years and must be exercised within 10 years.

A total of 175,000 shares are reserved for issuance to outside directors under the Restricted Stock and Stock Option Program for Outside Directors (the Program). Under the Program, each Director received an award of 200 shares of restricted stock which vests evenly over four years. Each director was also granted 5,000 options and will receive an annual grant of 1,000 options. In 1996, a total of 600 shares were issued and 150 shares were forfeited. At September 30, 1996, there were 85,950 shares reserved for issuance or grant under the Program. All options granted under the Program allow for purchase of common stock at prices equal to the closing price on the date of grant, vest over five years and must be exercised within 10 years.

                                                New Jersey Resources Corporation

********************************************************************************

The following table summarizes the stock option activity for the past three years:


(Thousands)                    Shares         Price Range
                               ----------------------------
Outstanding at
  September 30, 1993             90,936     $ 19.01 - $ 22.25
Granted                          57,222       26.00
Exercised                        (1,220)      22.25
Forfeited                        (8,449)      22.25 -   26.00
                                -----------------------------
Outstanding at
  September 30, 1994            138,489       19.01 -   26.00
Granted                         139,672      22.875 -  24.375
Forfeited                       (68,094)      19.01 -   26.00
                                -----------------------------
Outstanding at
  September 30, 1995            210,067       19.01 -   26.00
Granted                         148,750       27.75 -   29.00
Exercised                       (54,027)      19.01 -   26.00
Forfeited                       (33,994)      22.25 -   27.75
                                -----------------------------
Outstanding at
  September 30, 1996            270,796     $ 22.25 - $ 29.00
                                =============================
Exercisable at
  September 30, 1996             43,969     $ 22.25 - $ 26.00
                                =============================

In September 1996, the Board of Directors authorized the repurchase of up to one million of the Company's common shares and the Company repurchased 33,400 shares of its common stock at a cost of $933,000.

4.      REDEEMABLE PREFERRED STOCK

Under the terms of its preferred stock agreements, NJNG purchases 1,200 shares of the 5.65% series annually at par plus accumulated dividends. The series is redeemable at NJNG's option for $102 per share plus accumulated dividends at any time. In 1996 and 1995, NJNG redeemed a total of 45 and 9,455 shares, respectively, of the 4 3/4% series. The 7.72% series is subject to mandatory redemption in 2001 at par and optional redemption from 1998 to 2000 at prices declining from $101.72 to $100 per share plus accumulated dividends.

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

The Company has 400,000 shares of authorized and unissued $100 par value preferred stock. The Company has created and reserved for issuance 50,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Stock) in connection with the adoption of the Company's shareholder rights plan.

On July 31, 1996, the Board of Directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on August 15, 1996. Each right entitles its holder to purchase 1/1000 of one share of the Series A Stock at an exercise price of $55.

The rights plan provides that after a person or group acquires 10% or more of the Company's common stock, each of the rights, except for the holder of the 10%, becomes the right to acquire shares of the Company's common stock having a market value equal to twice the exercise price. If a person or group acquires at least 10%, but less than 50%, the Board of Directors may exchange each right for one share of the Company's common stock. The rights may be redeemed for $.01 per right at any time prior to the first public announcement or communication to the Company that a person or group has crossed the 10% threshold.

5.      LONG-TERM DEBT, DIVIDENDS AND RETAINED EARNINGS RESTRICTIONS

Annual redemption requirements for the next five years are as follows: 1997, $1.5 million; 1998, $21.4 million; 1999, $28.2 million; 2000 and 2001, $3.2 million.

NJNG's mortgage secures its first mortgage bonds and represents a lien on substantially all its property, including gas supply contracts. Certain indentures supplemental to the mortgage include restrictions as to cash dividends and other distributions on NJNG's common stock, which restrictions apply so long as certain series of first mortgage bonds are outstanding. Under the most restrictive provision, approximately $35.5 million of NJNG's retained earnings was available at September 30, 1996.

In October 1993, NJNG received approval from the BPU to issue up to $75 million under a Medium-Term Note (MTN) Program. In October 1995, NJNG issued $20 million of its 6 7/8% Series CC First Mortgage Bonds due 2010 under the MTN Program and used the proceeds to reduce its outstanding short-term debt. Accordingly, at September 30, 1995, $20 million of short-term debt was reclassified as long-term debt for financial reporting purposes.

In August 1995, NJNG entered into a loan agreement with the New Jersey Economic Development Authority (the Authority) under which the Authority loaned to NJNG the proceeds from the Authority's $16 million Natural Gas Facilities Revenue Bonds, Series 1995B (the EDA Bonds). The rates of interest on the EDA Bonds are variable, currently set at a daily mode, and may be changed from time to time by NJNG to daily, weekly, flexible or long-term interest rate modes, not to exceed 12% per annum, and mature on August 1, 2030. To provide initial liquidity support for the mandatory and optional tender provisions of the EDA Bonds, NJNG also entered into a standby bond purchase agreement with a bank. To secure its loan from the Authority, NJNG issued $3.5 million of its First Mortgage Bonds, Adjustable Rate Series BB (Series BB Bonds), with interest rates and maturity dates similar to those of the EDA Bonds.

-38

                                              New Jersey Resources Corporation
-------------------------------------------------------------------------------

The remaining proceeds from the EDA Bonds were deposited into a project construction fund with the indenture trustee for the EDA Bonds. NJNG may obtain such funds in reimbursement of its qualified expenditures relating to the project upon delivering an equivalent amount of its Series BB Bonds to the indenture trustee. In August 1996, NJNG issued an additional $6 million of its Series BB Bonds and received the proceeds from the construction fund. The $9.5 million of outstanding Series BB Bonds, together with the remaining $6.5 million of proceeds from the EDA Bonds in the project construction fund, are held as security for the EDA Bonds.

In August 1996, NJNG redeemed the outstanding $6 million balance of its 10% Series N First Mortgage Bonds due 2001.

In December 1995, the BPU approved NJNG's petition to enter into a master lease agreement for its headquarters building for a 25.5 year term that ends in 2021, with two five-year renewal options. The present value of the agreement's minimum lease payments totaled $31.7 million at September 30, 1996, and is reflected as both a capital lease and a capital lease obligation, which are included in Utility Plant and Long-Term Debt, respectively, in the Consolidated Balance Sheets at September 30, 1996. In accordance with its ratemaking treatment, NJNG records rent expense as if the lease was an operating lease. Minimum annual lease payments are $2.3 million in 1997 through 1999, $2.4 million in 2000 and $2.6 million in 2001, with $63.3 million over the remaining term of the lease. Approximately 21% of the building, representing approximately $100,000 of minimum annual lease payments through 1999, is presently subleased to other tenants.

The Company has six committed revolving credit agreements totaling $135 million which provide for bank loans at negotiable rates at or below the prime rate. At September 30, 1996, a total of $45 million was outstanding under these agreements, of which $20 million matures in 1998 and $25 million matures in 1999.

The Company had two interest rate swap agreements, having an aggregate notional amount of $45 million, to eliminate the impact of changes in interest rates on a portion of its floating rate long-term debt. The agreements effectively fixed the Company's interest rate on $15 million of its floating rate revolving credit facilities at 9.5% through 1999 and on $30 million of its floating rate debt at 9% through 1996. In April 1996, the Company terminated its $30 million swap agreement at a cost of $548,000, which is being amortized over the original term of the swap agreement. In the event of nonperformance by the counterparty, the Company's interest cost on the $15 million of long-term debt would revert to a floating rate based on a three- or six-month LIBOR. However, the Company does not anticipate nonperformance by the counterparty.

The Company's remaining long-term debt outstanding under revolving credit agreements at September 30, 1996 and 1995 totaled $30 million and $74.2 million, with a weighted average interest rate of 5.7% and 6.3%, respectively.

6.  SHORT-TERM DEBT AND CREDIT FACILITIES

Committed credit facilities of NJNG support the issuance of commercial paper and provide for bank loans at negotiable rates at or below the prime rate. These credit facilities total $65 million and require commitment fees on the unused amounts. In addition, the Company has $10 million and NJNG has $20 million in lines of credit that are available on an offering basis without payment of a commitment fee. A comparison of pertinent data follows:

(Thousands)                                    1996         1995         1994
                                             -------      ------       -------
Bank credit facilities                       $65,000      $65,000      $71,000
Maximum amount outstanding                   $44,100      $78,700      $74,000
Average daily amount outstanding
  Notes payable to banks                     $ 4,900      $ 6,600      $ 9,200
  Commercial paper                           $13,100      $24,200      $30,300
Weighted average interest rate
  Notes payable to banks                        5.73%        5.87%        4.00%
  Commercial paper                              5.70%        5.63%        3.88%
Amount outstanding at year end
  Notes payable to banks                           -      $ 3,400      $ 5,000
  Commercial paper                           $35,000      $33,000      $62,000
Interest rate at year end
  Notes payable to banks                           -        6.03%         4.88%
  Commercial paper                              5.43%       5.83%         4.93%
                                             -------      ------       -------

7.  FEDERAL INCOME TAXES

The Company's federal income tax returns have been examined by the Internal Revenue Service through 1993 and all significant matters have been settled.

Effective October 1, 1993, the Company adopted SFAS No. 109, which requires the implementation of a liability method for the financial reporting of income taxes, as compared with the deferred method. Under the liability method, deferred tax balances must be recorded for all temporary differences and are adjusted to reflect changes in tax rates. Previously, deferred tax balances were not recorded for certain ratemaking items and were not adjusted to reflect changes in tax rates. The cumulative effect of adopting SFAS 109 on the Company's unregulated operations was a credit to net income of $721,000, or $.04 per share, in 1994. The effect on NJNG was to decrease its deferred tax liability by $375,000 with an offsetting regulatory liability, as the Company believes it is probable that the effects of SFAS 109 on NJNG will be payable to customers in the future.

                                                New Jersey Resources Corporation
--------------------------------------------------------------------------------

Federal income tax expense applicable to continuing operations differs from the amount computed by applying the statutory rate to pre-tax income for the following reasons:


(Thousands)                                     1996            1995           1994
                                                ----            ----           ----
Tax expense at statutory rate of 35%            $20,081         $18,094        $17,613
Increase (reduction resulting from
  Depreciation and cost of removal                 (854)         (1,410)        (1,032)
Amortization of investment tax credits             (348)           (397)          (394)
Section 1341 refunds                                 --            (990)            --
Other                                              (172)            862            398
                                                -------         -------        -------
Provision for federal income taxes              $18,707         $16,159        $16,585
                                                =======         =======        =======

The provision for federal income taxes is composed of the following:


(Thousands)                                     1996            1995           1994
                                                ----            ----           ----
Current                                         $ 26,643         $11,561        $10,392
                                                --------         -------        -------
Deferred
  Excess tax depreciation                          6,329           6,460          3,487
  Deferred gain on sale of real estate           (12,255)             --             --
  Weather-normalization clause                    (4,705)          1,545           (477)
  Gross receipts and franchise taxes                  --              --         (3,580)
  Alternative minimum tax                            687           2,576          1,057
  Contributions                                       75             319          1,943
  Deferred gas costs                               2,305          (3,970)         2,322
  Coal gas costs and other                           (24)         (1,935)         1,835
                                                --------         -------        -------
Total deferred                                    (7,588)          4,995          6,587
                                                --------         -------        -------
Amortization of investment tax credits              (348)           (397)          (394)
                                                --------         -------        -------
Total provision                                 $ 18,707         $16,159        $16,585
                                                ========         =======        =======
Charged to:  Operating expenses                 $ 18,671         $15,967        $16,569
             Other income, net                        36             192             16
                                                --------         -------        -------
Total provision                                 $ 18,707         $16,159        $16,585
                                                ========         =======        =======


The Company has utilized all alternative minimum tax credit carry-forwards at September 30, 1996.


The tax effects of significant temporary differences comprising the Company's net deferred income tax liability at September 30, 1996 and 1995, were as follows:


(Thousands)                                           1996              1995
                                                      ----              ----
Current
  Deferred gas costs                                  $  8,431          $ 5,984
  Weather-normalization clause                          (4,126)             547
  Other                                                 (4,249)          (1,006)
                                                      --------          -------
Current deferred tax liability, net                   $     56          $ 5,525
                                                      ========          =======
Non-current
  Property related items                              $ 74,424          $64,092
  Deferred gain on sale of real estate                 (12,255)              --
  Customer contributions                                (3,451)          (4,080)
  Capitalized overhead and interest                     (4,587)          (4,989)
  Alternative minimum taxes                                 --           (2,577)
  Unamortized investment tax credits                    (4,315)          (4,315)
  Coal gas costs and other                               2,194            3,720
                                                      --------          -------
Non-current deferred tax liability, net               $ 52,010          $51,851
                                                      ========          =======


8. REGULATORY ISSUES

NJNG's Weather Normalization Clause (WNC) provides for a revenue adjustment if the weather varies by more than one-half of one percent from the 10-year average, or normal, weather. The accumulated adjustment from one hearing season (i.e., October-May) is billed or credited to customers in the subsequent heating season.

In November 1995, the BPU approved a Stipulation Agreement (the Stipulation) relating to the 1995 Remediation Rider (RA), WNC, Demand Side Management Adjustment Clause (DSMAC) and LGA clause. The approval of the Stipulation allowed recovery over seven years of gas remediation costs incurred through June 1995 of $9.1 million, the collection of $1.9 million of gross margin that was accrued in fiscal 1995 due to the impact of warmer-than-normal weather on the WNC, and implementation of the initial DSMAC which is designed to recover $3.5 million of deferred and projected demand side management program costs. The Stipulation also provided for the extension of the WNC on a permanent basis.

The Stipulation also settled the July 1995 LGA petition and included a reduction of $5.2 million in gas costs, the continuation of NJNG's current margin-sharing formulas associated with its non-firm sales until the effective date of the BPU Order in NJNG's 1997-98 LGA, and approval for an extension of the Financial Risk Management (FRM) Pilot Program designed to provide price stability to NJNG's system supply portfolio. All of the costs and results of the FRM program are to be recovered through the LGA.

As a result of the approval of the Stipulation, NJNG's rates did not change.

                                               New Jersey Resources Corporation
-------------------------------------------------------------------------------
In July 1996, NJNG filed for a net $8 million, or 2%, increase in its LGA. This LGA filing included updated components for its Gas Cost Recovery (GCR) factor, WNC, RA and DSMAC. The GCR factor increased by $21.2 million due to the increase in gas costs, resulting primarily from the cold winter weather in 1996. This increase is partially offset by a $12 million credit from the WNC, which reflects the margin impact of 15% colder-than-normal winter weather. In addition, NJNG requested certain modifications to its WNC to update various factors to more appropriately reflect current customers' usage and weather. A decision is expected in the first quarter of fiscal 1997.

9. EMPLOYEE BENEFIT PLANS

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

The components of the net pension cost are as follows:

(Thousands)                            1996            1995            1994
                                 -------------------------------------------
Service cost - benefits
 earned during the period            $1,748          $1,482          $1,733

Interest cost on projected
 benefit obligation                   3,147           2,989           2,812

Return on plan assets                (3,617)         (3,326)         (3,160)

Net amortization and deferral          (152)           (172)           (159)
                                 -------------------------------------------

Net cost                             $1,126            $973          $1,226
                                 ===========================================



Plan assets consist primarily of corporate equities and obligations, U.S. Government obligations and cash equivalents. A reconciliation of the funded status of the plans to the amounts recognized in the Consolidated Balance Sheets is presented below:


(Thousands)                                             1996            1995
                                                      ----------------------

Plan assets at fair value                             $48,627        $43,752
                                                      -----------------------

Actuarial present value of plan benefits

  Vested benefits                                    (33,239)        (30,532)

  Non-vested benefits                                 (2,231)         (1,991)

Impact of estimated future
  compensation changes                               (9,825)         (10,019)
                                                     ------------------------

Projected plan benefits                             (45,295)         (42,542)
                                                    -------------------------

Plan assets in excess of
 projected plan benefits                              3,332            1,210

Unrecognized net assets at beginning
 of the year                                         (2,363)          (2,669)

Unrecognized prior service costs                      1,799            1,599

Unrecognized net gain                                (5,958)         (2,204)
                                                    ------------------------
Net pension liability recognized in the
 Consolidated Balance Sheets                        $(3,190)        $(2,064)
                                                    ========================








The assumptions used in determining the actuarial present value of the projected benefit obligation were as follows:


                                                1996            1995
                                                ---------------------
Discount rate                                   7.75%           7.5%
Compensation increase                           4.50%           4.25%
Long-term rate of return on plan assets         9.50%           9.0%
                                                =====================


Other Postretirement Benefits

Effective October 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions"(SFAS 106), which requires an accrual method of accounting for postretirement benefits, similar to that presently in effect for pension plans. Previously, certain health care and life insurance benefits were charged to expense when paid. Under the accrual method, the cost of providing postretirement benefits will be recognized over the employee's service period. The Company's transition obligation associated with SFAS 106 is $8.6 million, which is being amortized over 20 years, and its annual expense has increased from approximately $400,000 to $1.5 million, of which over 95% relates to NJNG. As part of its January 1994 base rate order, NJNG is permitted to recover approximately 50% of its SFAS 106 expense currently and defer the balance with ultimate expected recovery of the deferred portion no later than that prescribed by generally accepted accounting principles. At September 30, 1996, $2.2 million of SFAS 106 expenses were deferred and are included in Regulatory Assets in the Consolidated Balance Sheets.

A reconciliation of the accumulated postretirement benefit obligation (APBO) to the amount recognized in the Consolidated Balance Sheets is presented below:


(Thousands)                                        1996            1995
                                                --------------------------

Retirees                                        $ (1,939)        $ (1,335)

Fully eligible participants                       (2,694)          (3,071)

Other active participants                         (7,828)          (6,100)
                                                --------------------------

Total APBO                                       (12,461)         (10,506)

Plan assets                                        1,000              575

Unrecognized net loss                                659              759

Unrecognized transition obligation                 7,310            7,740

Unrecognized prior service costs                   1,448               --
                                                 -------------------------

Net liability recognized in the
 Consolidated Balance Sheets                     $(2,044)        $(1,432)
                                               ===========================



The components of the net postretirement benefit cost are as follows:



(Thousands)                                         1996            1995
                                                -------------------------
Service cost                                        $404            $385

Interest cost                                        768             748

Amortization of transition obligation                430             430

Deferral of current expense                         (833)           (794)
                                                -------------------------
Total annual net expense                            $769            $769
                                                =========================

                                               New Jersey Resources Corporation

-------------------------------------------------------------------------------

The assumed health care cost trend rate used in measuring the APBO as of September 30, 1996 was 11%, declining 1% each year to 6% in 2001, and then remaining constant thereafter for participants under age 65. For participants age 65 and older the trend rate was 8% in 1996, declining 1% each year to 6% in 1998, and then remaining constant thereafter. A 1% increase in the trend rates would increase the APBO as of September 30, 1996, by $1.4 million and would increase the annual service and interest costs by $176,000. The assumed discount rate used in determining the APBO was 7.75% and 7.5% at September 30, 1996 and 1995, respectively.

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

NJNE enters into fixed-price contracts to sell natural gas. As of September 30, 1996, NJNE entered into futures contracts to buy 5.2 bcf of natural gas through March 1998 at prices ranging from $1.89 to $2.70 per mmbtu and had a deferred unrealized gain of $251,000 related to these contracts.

In March 1992, NJR Energy entered into long-term, fixed-price contracts to sell natural gas to a gas marketing company. In October 1994, in conjunction with a shift in capital allocation policy, NJR Energy entered into a swap agreement which hedges its risk for sales volumes under the contract which were in excess of the estimated production from natural gas reserves owned at that time. As discussed in Note 2: Discontinued Operations, NJR Energy has sold its natural gas reserves pursuant to plan to exit the oil and gas production business. In order to hedge its risk for sales volumes under such contract that would have otherwise been fulfilled by its producing reserve base, NJR Energy entered into a second swap agreement in June 1995. In connection with the second swap, NJR Energy received $3.3 million, which is included in Deferred Revenue and is being amortized to income over the 15-year life of the agreement. Under the terms of the swap agreements, NJR Energy will pay to the counterparties the identical fixed price it receives from the gas marketing company (the fixed price) in exchange for the payment by the counterparties of an index price plus a spread per mmbtu (the floating price) for the total volumes under the gas sales contract. The swap agreements were effective as of November 1995, and will expire on the same date as the underlying gas sales contract.

In order to secure the physical gas supply to meet the delivery requirements under its gas sales contracts, NJR Energy entered into a long-term purchase contract effective in November 1995, with a second gas marketing company for the identical volumes it is obligated to sell under the above-mentioned gas sales contract. NJR Energy has agreed to pay the supplier the identical floating price it is receiving under the swap agreements. In conjunction with this contract, NJR Energy received $1.9 million, which is included in Deferred Revenue and is being amortized to income over the life of the agreement.

The net result of the above swap agreements and purchase contract is that the Company has hedged both its price and volume risk associated with its long-term, fixed-price sales contract. The respective obligations of NJR Energy and the counterparties under the swap agreements are guaranteed, subject to a maximum amount, by the Company and the respective counterparties' parent corporations. In the event of nonperformance by the counterparties and their parent corporation, NJR Energy's financial results would be impacted by the difference, if any, between the fixed price it is receiving under the gas sales contract compared with the floating price the Company is paying under the purchase contract. However, the Company does not anticipate nonperformance by the counterparties.

The fair value of cash and temporary investments, accounts receivable, accounts payable, commercial paper and borrowings under revolving credit facilities are estimated to equal their carrying amounts due to the short maturity of those instruments. The estimated fair value of long-term debt is based on quoted market prices for similar issues and the fair value of interest rate swap agreements is based on the estimated amount the Company would receive to pay to terminate the agreements. At September 30, 1996, the carrying amount of long-term debt was $273 million with a fair market value of $277.5 million and the Company would have to pay approximately $1.3 million to terminate its interest rate swap agreement.

11. COMMITMENTS AND CONTINGENT LIABILITIES

Capital expenditures are estimated at $57.9 million and $50.1 million in fiscal 1997 and 1998, respectively, and consist primarily of NJNG's construction program to support its customer growth and maintain its distribution system.

NJNG is participating in environmental investigations and the preparation of proposals for remedial action at 11 former manufactured gas plant (MGP) sites. Through the RA approved by the BPU, NJNG is recovering expenditures incurred through June 1995 over a seven-year period. Costs incurred subsequent to June 30, 1995 will be reviewed annually and, subject to BPU approval, recovered over seven-year periods. As of September 30, 1995, NJNG had estimated that it would incur additional expenditures of $14 million over the next five years for further investigation and remedial action at these sites and, accordingly reflected this amount in both Regulatory Assets and Other Deferred Credits. In 1996, NJNG, with the assistance of an outside consulting firm, completed an environmental review of the sites, including a review of its potential liability for investigation and remedial action for periods significantly beyond the five-year period. On the basis of such review, NJNG has estimated that, exclusive of insurance recoveries, if any, total future expenditures to remediate and monitor known MGP sites will range from $27.5 million to $60 million. NJNG's estimates of these liabilities are based upon currently available facts, existing technology and presently enacted laws and regulations. Where available information is sufficient to estimate the amount of the liability, it is NJNG's policy to accrue the full amount of such estimate. Where the information is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, it is NJNG's policy to accrue the lower end of the range. Accordingly, in the second quarter of fiscal 1996, NJNG increased its accrued liability and corresponding regulatory asset to $27.5 million. The actual costs to be incurred by NJNG are dependent upon

                                              New Jersey Resources Corporation
------------------------------------------------------------------------------

several factors, including final determination of remedial action, changing technologies and governmental regulations, the ultimate ability of other responsible parties to pay and any insurance recoveries. NJNG will continue to seek recovery of such costs through the RA.

NJNR Pipeline Company, a wholly-owned subsidiary of NJR Energy, owns a 2.8% equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois) which has constructed and is operating a 375-mile, natural gas pipeline from the Canadian border to Long Island. The Company has guaranteed a pro-rata share of a debt service letter of credit obtained by Iroquois which totaled $944,000 at September 30, 1996. The Company does not expect to incur any cash requirements under the guarantee.

The Company is party to various claims, legal actions and complaints arising in the ordinary course of business and other investigations. In management's opinion, the ultimate disposition of these matters will not have a material adverse effect on either its financial condition or results of operations.

12. BUSINESS SEGMENT DATA

Information related to the Company's various business segments, excluding capital expenditures, which are presented in the Consolidated Statements of Cash Flows, is detailed below:

(Thousands)
Fiscal years ended September 30,          1996           1995           1994
----------------------------------------------------------------------------
OPERATING REVENUES
 Natural gas distribution            $ 474,388      $ 426,662      $ 480,321
 Energy marketing                       78,869         23,711          7,001
 Real estate                             4,272         12,770         12,466
 Oil and gas and other                   2,275            557            765
                                     ---------------------------------------
Total before eliminations              559,804        463,700        500,553
 Eliminations
  (intersegment revenues)              (11,292)        (9,107)        (3,478)
                                     ---------------------------------------
TOTAL                                $ 548,512       $454,593      $ 497,075
                                     ---------------------------------------
DEPRECIATION AND AMORTIZATION
 Natural gas distribution            $  22,513       $ 20,944      $  19,270
 Real estate                               542          1,985          1,941
 Oil and gas and other                     174             93             25
                                     ---------------------------------------
TOTAL                                $  23,229      $  23,022      $  21,236
                                     ---------------------------------------
OPERATING INCOME BEFORE
  INCOME TAXES
 Natural gas distribution            $  71,976      $  67,211      $  65,663
 Energy marketing                        3,633          1,206             --
 Real estate                              (323)         6,367          5,426
 Oil and gas and other                   2,985            451            460
                                     ---------------------------------------
TOTAL                                $  78,271      $  75,235      $  71,549
                                     ---------------------------------------
ASSETS AT YEAR END
 Natural gas distribution            $ 778,896      $ 690,566      $ 660,166
 Energy Marketing                        8,664          5,229             --
 Real estate                            40,414         95,572         94,516
 Oil and gas and other                  27,213         34,997         42,665
                                     ---------------------------------------
TOTAL                                $ 855,187      $ 826,364      $ 797,347
                                     ---------------------------------------

13. SELECTED QUARTERLY DATA (UNAUDITED)

A summary of financial data for each fiscal quarter of 1996 and 1995 follows. Due to the seasonal nature of the Company's utility business, quarterly amounts vary significantly during the year. In the opinion of management, the information furnished reflects all adjustments necessary for a fair presentation of the results of the interim periods.

(Thousands except                       First     Second     Third     Fourth
per share data)                        Quarter   Quarter    Quarter    Quarter
------------------------------------------------------------------------------
1996
Operating revenues                    $159,739   $233,917   $94,456   $ 60,400
Operating income                      $ 18,288   $ 32,225   $ 7,767   $  1,320
Net income from continuing
        operations                    $ 12,422   $ 26,941   $ 2,229   $ (4,524)
Net income                            $ 12,422   $ 26,941   $ 2,229   $ (4,524)
Earnings per common share from
        continuing operations         $    .69   $   1.50   $   .12   $   (.25)
Earnings per common share             $    .69   $   1.50   $   .12   $   (.25)
                                      -----------------------------------------
1995
Operating revenues                    $128,965   $197,329   $74,444   $ 53,855
Operating income                      $ 18,451   $ 32,204   $ 6,688   $  1,925
Net income from continuing
        operations                    $ 11,409   $ 25,679   $ 1,209   $ (4,378)
Net income                            $ 11,240   $ 25,494   $(7,480)  $ (4,469)
Earnings per common share from
        continuing operations         $    .65   $   1.46   $   .07   $   (.25)
Earnings per common share             $    .65   $   1.45   $  (.42)  $   (.25)
                                      -----------------------------------------
