Form 10-K405, Exhibit 13
period 1997-09-30
NEW JERSEY RESOURCES CORP
filed 1997-12-29
CIK 356309

                                                                    Exhibit 13-1

FINANCIAL STATEMENTS


Consolidated Financial Statistics                                  22

Operating Statistics and Stock History                             23

Management's Discussion and Analysis                               24

Independent Auditors' Report                                       29

Consolidated Statements of Income                                  30

Consolidated Statements of Common Stock Equity                     30

Consolidated Statements of Cash Flows                              31

Consolidated Balance Sheets                                        32

Consolidated Statements of Capitalization                          33

Notes to Consolidated Financial Statements                         34




[LOGO]

CONSOLIDATED FINANCIAL STATISTICS                    [NEW JERSEY RESOURCES LOGO]
(Thousands, except per share data)

SELECTED FINANCIAL DATA
Fiscal years ended September 30,                       1997         1996          1995           1994         1993           1992
                                                       ----         ----          ----           ----         ----           ----
Operating Revenues                                 $ 696,544     $ 554,753     $ 460,179     $ 501,961     $ 451,168      $ 395,606
                                                   --------------------------------------------------------------------------------
Operating Expenses
  Gas purchases                                      465,552       327,991       251,086       286,352       251,856        205,920
  Operation and maintenance                           79,408        75,729        64,819        69,080        62,025         59,452
  Depreciation and amortization                       25,797        23,229        23,022        21,236        21,237         19,757
  Gross receipts tax, etc.                            43,561        49,533        46,017        53,744        52,712         52,607
  Federal income taxes                                20,764        18,671        15,967        16,569        13,726         11,543
                                                   --------------------------------------------------------------------------------
Total operating expenses                             635,082       495,153       400,911       446,981       401,556        349,279
                                                   --------------------------------------------------------------------------------
Operating Income                                      61,462        59,600        59,268        54,980        49,612         46,327
Other income, net                                        566            68           362            30           713            574
Interest charges, net                                 20,513        21,001        24,082        21,619        20,130         21,499
                                                   --------------------------------------------------------------------------------
Income before Preferred Stock Dividends               41,515        38,667        35,548        33,391        30,195         25,402
Preferred stock dividends                              1,591         1,599         1,629         1,662         2,022          2,464
                                                   --------------------------------------------------------------------------------
Income from Continuing Operations                     39,924        37,068        33,919        31,729        28,173         22,938
Loss from discontinued operations, net                    --            --        (9,134)          545        (1,011)          (691)
Cumulative effect of change in accounting
  for income taxes                                        --            --            --           721            --             --
                                                   --------------------------------------------------------------------------------
Net Income                                         $  39,924     $  37,068     $  24,785     $  32,995     $  27,162      $  22,247
                                                   --------------------------------------------------------------------------------
Capitalization
  Common stock equity                              $ 278,436     $ 273,921     $ 258,919     $ 250,163     $ 230,313      $ 214,703
  Redeemable preferred stock                          20,760        20,880        21,004        22,070        22,340         32,610
  Long-term debt                                     291,407       303,363       352,227       323,590       310,996        251,955
                                                   --------------------------------------------------------------------------------
Total Capitalization                               $ 590,603     $ 598,164     $ 632,150     $ 595,823     $ 563,649      $ 499,268
                                                   --------------------------------------------------------------------------------
Property, Plant and Equipment
  Utility plant                                    $ 855,375     $ 811,484     $ 736,434     $ 691,757     $ 637,580      $ 588,908
  Accumulated depreciation                          (216,302)     (196,354)     (182,080)     (168,299)     (155,618)      (141,364)
  Real estate properties                              22,897        45,010        49,509       104,309       102,369         99,522
  Accumulated depreciation                            (2,610)       (4,942)       (7,728)      (12,602)      (10,660)        (8,758)
  Oil and gas properties                                  --            --            --        63,224        64,576         57,398
  Accumulated amortization                                --            --            --       (38,012)      (32,597)       (28,478)
                                                   --------------------------------------------------------------------------------
Property, Plant and Equipment, Net                 $ 659,360    $  655,198     $ 596,135     $ 640,377     $ 605,650      $ 567,228
                                                   --------------------------------------------------------------------------------
Capital Expenditures
  Utility plant                                    $  46,193     $  48,216     $  47,286     $  54,506     $  53,420      $  37,864
  Real estate properties                                 840         7,862         5,214         2,619         2,869          4,397
  Equity investments                                   1,430         2,937         5,259           462           296            875
  Oil and gas properties                                  --            --         1,250         1,517         9,216          5,333
                                                   --------------------------------------------------------------------------------
Total Capital Expenditures                         $  48,463     $  59,015     $  59,009     $  59,104     $  65,801      $  48,469
                                                   --------------------------------------------------------------------------------
Total Assets                                       $ 879,061     $ 855,187     $ 826,364     $ 797,347     $ 738,662      $ 668,605
                                                   --------------------------------------------------------------------------------

COMMON STOCK DATA
  Earnings per share from continuing operations    $    2.22     $    2.06     $    1.93     $    1.86     $    1.70      $    1.60
  Earnings per share                               $    2.22     $    2.06     $    1.41     $    1.93     $    1.64      $    1.55
  Dividends declared per share                     $    1.60     $    1.55     $    1.52     $    1.52     $    1.52      $    1.52
  Payout ratio*                                           72%           75%           79%           82%           90%            95%
  Market price at year end                         $   32.38     $   28.00     $   25.88     $   21.13     $   29.13      $   22.38
  Dividend yield at year end                             4.9%          5.6%          5.9%          7.2%          5.2%           6.8%
  Price-earnings ratio                                    15            14            18            11            18             14
  Book value per share                             $   15.57     $   15.15     $   14.55     $   14.46     $   13.69      $   13.18
  Market to book ratio at year end                       2.1           1.8           1.8           1.5           2.1            1.7
  Shares outstanding at year end (thousands)          17,880        18,084        17,793        17,303        16,820         16,286
  Average shares outstanding (thousands)              18,016        18,030        17,605        17,096        16,607         14,334
  Number of shareowner accounts                       18,514        19,423        19,896        19,218        19,319         18,521
                                                   --------------------------------------------------------------------------------
Return on Average Equity*                               13.9%         13.4%         12.8%         12.7%         12.2%          12.7%
Return on Average Equity                                13.9%         13.4%          9.3%         13.2%         11.7%          12.3%
                                                   --------------------------------------------------------------------------------

*Continuing operations

OPERATING STATISTICS                   [LOGO]     NEW JERSEY NATURAL GAS COMPANY

Fiscal years ended September 30,      1997         1996         1995         1994         1993          1992
                                      ----         ----         ----         ----         ----          ----
Operating Revenues (thousands)
  Residential                       $317,500     $311,081     $282,015     $308,196     $284,638     $263,108
  Commercial and other                70,315       76,649       76,483       87,958       81,285       73,809
  Firm transportation                 15,586       13,316        4,864          255           --           --
                                    --------     --------     --------     --------     --------     --------
Total residential and commercial     403,401      401,046      363,362      396,409      365,923      336,917
Interruptible                          7,996        7,438       10,869       15,645       21,115       19,470
                                    --------     --------     --------     --------     --------     --------
Total system                         411,397      408,484      374,231      412,054      387,038      356,387
Off-system                           141,481       65,904       52,431       68,267       49,549       26,716
Appliance service revenues             8,712        6,241        5,586        4,886        4,516        3,565
                                    --------     --------     --------     --------     --------     --------
Total Operating Revenues            $561,590     $480,629     $432,248     $485,207     $441,103     $386,668
                                    ========     ========     ========     ========     ========     ========
Throughput (Bcf)
  Residential                           37.0         40.1         33.9         38.5         36.3         34.9
  Commercial and other                   8.7         10.3         10.3         11.9         11.1         10.4
  Firm transportation                    5.5          4.5          1.6           .1           --           --
                                    --------     --------     --------     --------     --------     --------
Total residential and commercial        51.2         54.9         45.8         50.5         47.4         45.3
Interruptible                            9.7          9.8         12.4          8.2          7.6          6.9
                                    --------     --------     --------     --------     --------     --------
Total system                            60.9         64.7         58.2         58.7         55.0         52.2
Off-system and capacity release         83.2         61.6         62.6         46.7         20.8         11.8
                                    --------     --------     --------     --------     --------     --------
Total Throughput                       144.1        126.3        120.8        105.4         75.8         64.0
                                    --------     --------     --------     --------     --------     --------
Customers at Year End
  Residential                        343,520      338,906      329,237      318,003      309,215      300,327
  Commercial and other                22,650       21,897       22,199       21,938       21,112       20,307
  Firm transportation                  7,647        2,002          880           27           --           --
                                    --------     --------     --------     --------     --------     --------
Total residential and commercial     373,817      362,805      352,316      339,968      330,327      320,634
Interruptible                             45           40           38           37           36           36
Off-system and capacity release           53           29           23           17            4            4
                                    --------     --------     --------     --------     --------     --------
Total Customers at Year End          373,915      362,874      352,377      340,022      330,367      320,674
                                    --------     --------     --------     --------     --------     --------
Interest Coverage Ratio                 3.90         3.96         3.45         3.63         3.50         3.23
                                    --------     --------     --------     --------     --------     --------
Average Therm Use per Customer
  Residential                          1,061        1,184        1,031        1,211        1,175        1,158
  Commercial                           3,979        4,682        4,636        5,287        5,013        4,899
Degree Days                            4,787        5,715        4,877        5,064        5,048        4,965
Weather as a Percent of Normal            97%         115%          98%         102%         103%          97%
Maximum Day Sendout (Bcf)                 .5           .5           .5           .5           .4           .4
Number of Employees                      789          827          827          814          796          771
                                    --------     --------     --------     --------     --------     --------

                                                           [LOGO] NJ RESOURCES
TWO YEAR STOCK HISTORY

The range of high and low sales prices as reported in The Wall Street Journal and dividends paid per share were as follows:

                                    1997                      1996                    Dividends Paid
                                    ----                      ----                    --------------
Fiscal Quarter                High         Low         High          Low             1997      1996
First                       $ 29 7/8     $ 26 3/4     $ 30 1/2      $ 24 1/4        $ .39      $ .38
Second                      $ 30 1/2     $ 28 1/8     $ 29 7/8      $ 26 3/4        $ .40      $ .38
Third                       $ 33 5/8     $ 28 1/4     $ 29 5/8      $ 26 5/8        $ .40      $ .39
Fourth                      $ 33 7/8     $ 31         $ 29 3/8      $ 26            $ .40      $ .39
                            ========     ========     ========      ========        =====      =====


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND
RESULTS OF OPERATIONS                           NEW JERSEY RESOURCES CORPORATION

RESULTS OF OPERATIONS

Consolidated

Net income increased 8% to $39.9 million in 1997 compared with $37.1 million in 1996. Income from continuing operations and net income in 1995 totaled $33.9 million and $24.8 million, respectively. The increase each year was primarily the result of higher margins from New Jersey Natural Gas Company (NJNG), the principal subsidiary of New Jersey Resources Corporation (the Company).

Earnings per share increased 8% to $2.22 in 1997 compared with $2.06 in 1996. Earnings per share from continuing operations and earnings per share in 1995 were $1.93 and $1.41, respectively.

As discussed in Note 2 to the Consolidated Financial Statements - Discontinued Operations, the 1995 results included a loss of $9.1 million, or $.52 per share, associated primarily with the Company's exiting the oil and gas production business.

Dividends declared per share increased 3% to $1.60 in 1997, compared with $1.55 in 1996 and $1.52 in 1995.

NJNG OPERATIONS

NJNG is a natural gas distribution company that provides regulated energy and appliance services to 374,000 residential and commercial customers in central and northern New Jersey, and participates in off-system sales and capacity release programs.

NJNG's financial results are summarized as follows:

(Thousands)                       1997         1996         1995
                              ----------------------------------
Gross margin
  Residential and
    commercial                $151,311     $147,078     $141,245
  Firm transportation           14,676       12,573        4,691
  Off-system and
    capacity release             5,393        4,574        3,974
  Interruptible                    940          610          363
                              ----------------------------------
Total gross margin            $172,320     $164,835     $150,273
Appliance service revenues    $  8,712     $  6,241     $  5,586
Operating income before
  income taxes                $ 76,431     $ 71,976     $ 67,211
Net income                    $ 37,529     $ 35,606     $ 33,703
                              ----------------------------------


Gross Margin

Gross margin, defined as gas revenues less gas costs and gross receipts and franchise taxes (GRFT), provides a more meaningful basis for evaluating natural gas distribution operations than gross revenues, since gas costs and GRFT are passed through to customers and, therefore, have no effect on earnings. Gas costs are charged to operating expenses on the basis of sales at the base and Levelized Gas Adjustment (LGA) cost rates included in NJNG's tariff. The LGA clause allows NJNG to recover gas costs that exceed the level reflected in its base rates. GRFT are also calculated on a per-therm basis and exclude sales to other utilities and off-system sales.

Effective January 1998 GRFT will be replaced with a state sales tax, a corporate business tax and a transitional energy facilities assessment. The revised tax structure will allow NJNG to be more competitive with other providers of energy, and should not adversely impact NJNG's net income. (See Note 1 to the Consolidated Financial Statements).

Residential and Commercial

Residential and commercial (i.e., firm) gross margin is subject to a Weather-Normalization Clause (WNC) which provides for a revenue adjustment if the weather varies by more than one-half of 1% from normal, or 20-year average, weather. The accumulated adjustment from one heating season (i.e., October-May) is billed or credited to customers in the subsequent year. This mechanism reduces the variability of both customer bills and NJNG's earnings due to weather fluctuations.

NJNG added 11,708 and 10,978 new customers, and converted the heating systems of another 1,048 and 891 existing customers in 1997 and 1996, respectively. The growth in 1997 represents an annual increase of approximately 2.3 billion cubic feet (Bcf), or 5%, in sales to firm customers.

Gross margin from sales to firm customers increased $4.2 million, or 3%, in 1997, and $5.8 million, or 4%, in 1996 due to customer growth and the impact of the WNC.

Sales to firm customers were 45.7 Bcf in 1997, compared with 50.4 Bcf in 1996 and 44.2 Bcf in 1995. The decrease in sales in 1997 was due to 15% warmer weather, which more than offset customer growth.

The weather in 1997 was 3% warmer than normal which, due to the WNC, resulted in $3.3 million of gross margin being accrued for future recovery from customers. In 1996, colder-than-normal weather resulted in $11.9 million of gross margin being deferred and credited to customers in 1997. In 1995, warmer-than-normal weather resulted in $1.9 million of gross margin being accrued and recovered from customers in 1996.

                                                NEW JERSEY RESOURCES CORPORATION


In both 1998 and 1999, NJNG's goal is to add 11,500 to 12,000 new customers, and convert an additional 950 existing customers to natural gas heat. Achieving these goals would represent a customer growth rate of more than 3% and result in a sales increase of approximately 1.8 Bcf per year, assuming normal weather and average use, and increase gross margin under present rates by approximately $5.5 million per year.

These growth goals are based upon management's review of county and municipal planning board activity, builder surveys and studies of population growth rates in NJNG's service territory. However, future sales will be affected by the weather, economic conditions in NJNG's service territory, conversion activity, the impact of changing from a regulated to a competitive environment, and other marketing efforts, as has been the case in prior years.

NJNG's goal is to continue to grow without increasing its base rates in order to remain competitive in the new environment.

Firm Transportation

The unbundling process has been brought to the local distribution company level, whereby NJNG's commercial and industrial customers, as well as many residential customers, now have a choice as to their energy supplier and continue to use NJNG to deliver their gas. NJNG's gross margin should not be impacted by customers who utilize the firm transportation service and purchase their gas from another supplier, as its tariffs are designed so no profit is earned on the commodity portion of sales to firm customers.

Gross margin from firm transportation customers increased 17% to $14.7 million in 1997 as more customers unbundled and chose this service. NJNG transported 5.5 Bcf for its firm customers in 1997, compared with 4.5 Bcf in 1996 and 1.6 Bcf in 1995.

At September 30, 1997 and 1996, NJNG provided firm transportation service to 7,647 and 2,002 customers, respectively. In 1997, approximately 5,000 residential customers chose this service. In January 1998, NJNG will give 25,000 additional residential customers the opportunity to choose this service.

Off-System and Capacity Release

In order to reduce the overall cost of its gas supply commitments, NJNG has entered into contracts to sell gas to customers outside its franchise territory. These off-system sales enable NJNG to spread its fixed demand costs, which are charged by pipelines to access their supplies year round, over a larger and more diverse customer base. NJNG also participates in the capacity release market on the interstate pipeline system when the capacity is not needed for its own system requirements. NJNG retains 20% of the gross margin from these sales, with the balance credited to firm customers through the LGA clause. This margin-sharing formula has been approved by the New Jersey Board of Public Utilities through fiscal 1998.

NJNG's off-system sales totaled 44.7 Bcf and generated $3 million of gross margin in 1997, compared with 23.8 Bcf and $1.6 million of gross margin in 1996 and 24.6 Bcf and $1.6 million of gross margin in 1995. The gross margin generated by the capacity release program decreased to $2.4 million in 1997, compared with $3 million in 1996 and $2.4 million in 1995. The overall margin increase from both programs in 1997 was due primarily to an increase in sales arising from the availability of additional supply and capacity due to warmer weather in 1997.

Interruptible

NJNG serves 45 customers through interruptible sales and/or transportation tariffs. Interruptible sales are priced on market-sensitive oil and gas parity rates. Although gas sold and transported to interruptible customers represented 7% of total throughput in 1997 and 8% in 1996, they accounted for less than 1% of the total gross margin in each year due primarily to the regulated margin-sharing formulas that govern these sales. Under these formulas, NJNG retains 5% of the gross margin from transportation sales and 10% of the gross margin from interruptible sales, with the balance credited to firm customers through the LGA clause. Interruptible sales were 1.5 Bcf in 1997, compared with
1.4 Bcf in 1996 and 3 Bcf in 1995. In addition, NJNG transported 8.2 Bcf, 8.4 Bcf and 9.4 Bcf in 1997, 1996 and 1995, respectively, for its interruptible customers.

Appliance Service Revenues

Revenues from appliance service contracts and service calls increased by 40% in 1997 due to an overall 30% increase in rates charged for such services effective April 1, 1996 and the addition of 5,800 service contracts during 1997, an increase of 6% over 1996. Costs related to this service work are primarily included in operation and maintenance expenses.

Operating Income before Income Taxes

Operating income before income taxes increased 6% to $76 million in 1997 and 7% to $72 million in 1996, primarily due to higher gross margin and appliance service revenues, which more than offset higher expenses. The increase in expenses was due to the impact of growth on operation and maintenance costs, and a higher level of depreciation expense on utility plant, which includes the capitalized costs of a new customer information and billing system (CIS), which was placed in service in 1997.

With the implementation of its new CIS system, NJNG does not currently believe that the additional investment needed for its computer systems being Year 2000 compliant will have a material adverse affect on either its financial condition or results of operations.

                                                NEW JERSEY RESOURCES CORPORATION


Net Income

Net income increased 5% to $37.5 million in 1997 and 6% to $35.6 million in 1996, consistent with the increases in operating income, which more than offset higher interest costs and income taxes.

ENERGY SERVICES OPERATIONS

NJR Energy Services Corporation's (Energy Services) consolidated financial results, which include New Jersey Natural Energy Company (NJNE), the Company's energy services subsidiary, and the continuing operations of NJR Energy Corporation (NJR Energy), which owns an equity investment in the Iroquois Gas Transmission System, L.P. (Iroquois), are summarized as follows:

(Thousands)                    1997         1996           1995
                           -------------------------------------
Revenues                   $144,343      $81,076         $24,268
Gross margin               $  6,930      $ 5,974         $ 2,102
Operating income before
  income taxes             $  4,932      $ 5,668         $ 1,233
Net income (loss)          $  2,551      $ 2,884         $  (402)
                           -------------------------------------

NJNE had 6,949 and 1,459 retail customers at September 30, 1997 and 1996, respectively. The increase is primarily due to participation in residential pilot programs. Retail sales were 9.1 Bcf in 1997, compared with 8.9 Bcf in 1996 and 4.6 Bcf in 1995. Retail gross margin totaled $2.9 million in 1997, compared with $3.4 million in 1996 and $1.7 million in 1995. The decrease in gross margin in 1997 reflects increased competition, which is expected to intensify in 1998 when state tax laws change and impose similar taxes on both utilities and energy marketers. (See Note 1 to the Consolidated Financial Statements for an explanation of the new state tax structure).

In August 1995, NJNE entered into a three-year fuel management agreement with GPU Service Corporation (GPU) to manage their gas purchases and interstate pipeline capacity. Total wholesale volumes increased to 67.3 Bcf in 1997, compared with 28.7 Bcf in 1996 and 6.9 Bcf in 1995. Gross margin from wholesale gas marketing totaled $4 million in 1997, compared with $2.6 million in 1996 and $437,000 in 1995. The increases in gross margin are related to the GPU and other fuel management agreements, and increased wholesale marketing activity.

Energy Services' operating income before income taxes decreased 13% to $4.9 million and net income decreased 12% to $2.6 million in 1997, primarily due to lower retail marketing results, which more than offset increased wholesale marketing results. Operating income before income taxes increased to $5.7 million and net income increased to $2.9 million in 1996 due to higher wholesale and retail marketing results, improved results from Iroquois and lower interest expense.

Energy Services' results include interest expense related to debt remaining after the sale of its oil and gas reserves as discussed in Note 2 to the Consolidated Financial Statements. NJR Energy plans to further reduce such debt from cash flow generated by its equity investment in Iroquois.

Future results are subject to the Company's ability to grow its retail customer base with more marketing services, expand its fuel management agreements and increase its wholesale marketing activity.

NJR DEVELOPMENT OPERATIONS

NJRDevelopment Corporation's financial results, which consist solely of Commercial Realty & Resources Corp.'s (CR&R) operations, are summarized as follows:

(Thousands)                         1997        1996         1995
                                  --------------------------------
Revenues                          $ 3,193     $ 4,272     $ 12,770
Operating income (loss) before
  income taxes                    $   166     $  (323)    $  6,367
Net loss                          $  (320)    $(1,494)    $    (67)
                                  --------------------------------

In January 1997, CR&R sold a 76,000 square-foot fully occupied, flex-space building and 11 acres of undeveloped land in two separate transactions totaling $7 million, which approximated net book value.

The net loss in 1997 was due primarily to interest costs related to debt remaining after the sale of certain of its real estate assets. The company will use proceeds from additional asset sales to further reduce debt.

In December 1995, CR&R sold a 157,000 square-foot office building for $31.85 million in a sale-leaseback transaction. CR&R's pre-tax gain on this transaction was $17.8 million, which is included in Deferred revenue and is being amortized over 25 years in accordance with generally accepted accounting principles. The primary tenant of the facility, NJNG, is leasing the building under a long-term master lease agreement and will continue to occupy a majority of the space in the building. Prior to the transaction, NJNG leased about 79% of the building under a long-term lease.

In November 1995, CR&R sold certain of its real estate assets for $52.65 million in cash. This transaction required the one-time write-off of unamortized commissions and other costs totaling $1.8 million, which is reflected in operating income (loss) before income taxes and net loss in 1996. The transaction also included the issuance of options to the buyer to purchase adjacent undeveloped land parcels at various prices.

In October 1997, CR&R sold a 280,000 square-foot building, for $15.6 million, which resulted in a pre-tax gain of $1.5 million. Accordingly, as of September 30, 1997, the net book value of the building has been classified as Assets held for sale, net on the Consolidated Balance Sheet.

                                                NEW JERSEY RESOURCES CORPORATION


LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED

The Company obtains its common equity requirements, if any, through issuances of its common stock, including the proceeds from its Automatic Dividend Reinvestment Plan (DRP). In 1996, the DRP was amended to allow for the purchase of shares on the open market. Since July 1, 1996, shares needed for the DRP have been purchased on the open market. Prior to switching funding options, the Company raised $5.7 million and $10.8 million from the DRP in 1996 and 1995, respectively. The Company can switch funding options once in any three-month period. In September 1996, the Company implemented a one-million share-buyback program, and through September 30, 1997, has repurchased 273,900 shares.

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

It is the Company's objective to maintain a consolidated capital structure that reflects the different characteristics of each business segment and provides adequate financial flexibility for accessing capital markets as required. Based upon its existing mix of investments, it is the Company's goal to achieve a common equity ratio of at least 50%.

At September 30, the Company's consolidated capital structure was as follows:

                                          1997          1996
                                          ------------------
Common stock equity                        47%           46%
Preferred stock                             4             3
Long-term debt                             49            51
                                          ------------------
Total                                     100%          100%
                                          ------------------

NJNG

The seasonal nature of NJNG's operations creates large short-term cash requirements, primarily to finance gas purchases and customer accounts receivable. NJNG obtains working capital for these requirements, as well as for the temporary financing of construction expenditures, sinking fund needs and GRFT payments through the issuance of commercial paper and short-term bank loans. To support the issuance of commercial paper, NJNG maintains committed credit facilities totaling $75 million with a number of commercial banks and has an additional $20 million in lines of credit available on an offering basis.

CAPITAL REQUIREMENTS

NJNG's capital requirements for 1995 through 1997 and projected amounts through 1999 are as follows:

                                Maturities and      Redemption
               Construction      redemption of     of preferred
(Thousands)    expenditures      long-term debt       stock         Total
--------------------------------------------------------------------------
1995              $47,286            $34,564         $ 1,066       $82,916
1996              $48,216            $ 7,364         $   124       $55,704
1997              $46,193            $ 8,182         $   120       $54,495
1998              $50,600            $38,045         $   120       $88,765
1999              $45,700            $ 1,800         $20,120       $67,620
--------------------------------------------------------------------------

The level of construction expenditures results primarily from the need for services, mains and meters to support NJNG's continued customer growth and general system maintenance. Optional redemption activity included $7 million, $6 million and $31 million of First Mortgage Bonds in 1997, 1996 and 1995, respectively. NJNG currently plans to redeem its $13.5 million 9% Series Q Bonds and, subject to market and other conditions, to optionally redeem its $9.5 million 7.05% Series T Bonds and $15 million 7.25% Series U Bonds in 1998 and its $20 million 7.72% Redeemable Preferred Stock in 1999.

FINANCING


(Thousands)                        1997       1996        1995
                                ------------------------------
Cash flow                       $68,781    $66,955     $59,778
External financing
  Common stock                      --     $ 5,037     $ 9,619
  Long-term debt                $ 6,500    $26,000     $53,500
                                ------------------------------

Cash flow, defined as net income adjusted for depreciation, amortization of deferred charges and the change in deferred income taxes, represents the cash generated from operations available for capital expenditures, dividends, working capital and other requirements. Cash flow increased 3% in 1997 and 12% in 1996 due primarily to higher earnings and deferred tax benefits.

NJNG's external financing requirements in 1998 and 1999 are expected to average about $25 million annually and it is currently anticipated that they will be met through additional issuances of short-term and long-term debt. The timing and mix of these issuances will be geared toward maintaining a common equity ratio in a range of 50% to 55%, which is consistent with maintaining its current short-term and long-term credit ratings.

                                                NEW JERSEY RESOURCES CORPORATION

ENERGY SERVICES

Energy Services' capital requirements and financing activity for 1995 through 1997 were as follows:

(Thousands)                    1997          1996         1995
                             ----------------------------------
Capital expenditures and
  equity investments         $ 1,430      $  2,937      $ 6,509
Cash flow                    $ 2,694      $  1,445      $ 5,306
Asset sales                  $ 9,087      $ 19,414           --
External financing
  Common stock                    --      $    600      $ 1,200
  Long-term debt             $(9,765)     $(22,222)     $  (824)
                             ----------------------------------

NJR Energy sold its interest in Market Hub Partners, L.P. for $9.1 million in 1997, which approximated book value. Proceeds from the sale were used to reduce debt. Energy Services' cash flow in 1997 improved due to lower tax payments.

Proceeds from the sale of NJR Energy's oil and gas reserves totaled $19.4 million in 1996, which, net of related taxes and expenses, were used by the Company to reduce debt. NJR Energy's cash flow decreased in 1996 due to an increase in tax payments related to these sales.

Energy Services does not currently expect any significant capital expenditures or external financing requirements in 1998.



NJR DEVELOPMENT

CR&R's capital requirements and financing activity for 1995 through 1997 were as follows:

(Thousands)                 1997        1996         1995
                         ---------------------------------
Capital expenditures     $   840      $  7,862      $5,214
Cash flow                $   (14)     $(11,490)     $2,611
Asset sales              $ 7,031      $ 77,855          --
External financing
  Long-term debt         $(2,596)     $(58,379)     $2,302
                         ---------------------------------

Proceeds from asset sales, net of related taxes and expenses, in 1997 and 1996 were used by the Company to reduce debt. Cash flow in each year reflects the tax payments related to the asset sales.

In November 1996, CR&R completed construction of a 98,000 square-foot addition to an existing building at a cost of approximately $5.4 million, of which $691,000 was expended in 1997. This building was sold in 1997. CR&R currently has 183 acres of undeveloped land.

Capital expenditures are projected to be $2 million in 1998 in connection with the construction of a 20,000 square-foot, build-to-suit office building, supported by a ten-year lease. These expenditures are expected to be funded through the Company's committed credit facilities.

CR&R's future capital expenditures will be limited to the fit-up of existing tenant space, developing existing acreage and additional investments to preserve the value of its real estate holdings.

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

                                                NEW JERSEY RESOURCES CORPORATION


INFORMATION CONCERNING FORWARD LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Act") provides a "safe harbor" for forward-looking statements where those statements are identified as forward-looking and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those discussed in the statement. Certain of the statements contained in this report (other than the financial statements and other statements of historical fact), including, without limitation, statements as to management expectations and belief presented in the Chairman's Letter, statements made in Management's Discussion and Analysis under the captions "NJNG Operations - Gross Margin; Residential and Commercial; - Firm Transportation; - Liquidity and Capital Resources" and statements made in the Notes to Consolidated Financial Statements under the captions "Summary of Significant Accounting Policies - Gross Receipts Tax, Etc.; - New Accounting Standards," "Financial Instruments and Risk Management", and "Commitments and Contingent Liabilities", are forward-looking statements. Forward-looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management.

The Company wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact financial results and capital requirements for fiscal 1998 and thereafter include many factors that are beyond the Company's ability to control or estimate precisely, such as estimates of future market conditions and the behavior of other market participants. Among the factors that could cause actual results to differ materially from estimates reflected in such forward-looking statements are weather conditions, economic conditions, and demographic changes in NJNG's service territory, fluctuations in energy commodity prices, conversion activity and other marketing efforts, the conservation efforts of NJNG's customers, the ability to extend certain fuel management contracts, the pace of deregulation of retail gas markets, competition for the acquisition of gas, the regulatory and pricing policies of federal and state regulatory agencies, the availability of Canada's reserves for export to the United States and other regulatory changes.

While the Company periodically reassesses material trends and uncertainties affecting the Company's results of operations and financial condition in connection with its preparation of management's discussion and analysis of results of operations and financial condition contained in its quarterly and annual reports, the Company does not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.

INDEPENDENT AUDITORS' REPORT       [Deloitte & Touche LLP Logo]

To the Shareowners and Board of Directors of New Jersey Resources Corporation:
We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New Jersey Resources Corporation and its subsidiaries as of September 30, 1997 and 1996 and the related consolidated statements of income, common stock equity and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the companies at September 30, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1997 in conformity with generally accepted accounting principles.

We have also previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets and consolidated statements of capitalization as of September 30, 1995, 1994, 1993, and 1992, and the related consolidated statements of income, common stock equity and cash flows for the years ended September 30, 1994, 1993 and 1992 (none of which are presented herein) and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the Selected Financial Data for each of the six years in the period ended September 30, 1997 for the Company, presented on page 22, is fairly stated in all material respects, in relation to the consolidated financial statements from which it has been derived.




[Deloitte & Touche LLP sig]
Parsippany, New Jersey
October 28, 1997

CONSOLIDATED STATEMENTS OF INCOME               NEW JERSEY RESOURCES CORPORATION
(THOUSANDS, EXCEPT PER SHARE DATA)

------------------------------------------------------------------------------------------------
Fiscal years ended September 30,                               1997         1996           1995
                                                             -----------------------------------
Operating Revenues                                           $696,544     $554,753     $ 460,179
                                                             -----------------------------------
Operating Expenses
  Gas purchases                                               465,552      327,991       251,086
  Operation and maintenance                                    79,408       75,729        64,819
  Depreciation and amortization                                25,797       23,229        23,022
  Gross receipts tax, etc                                      43,561       49,533        46,017
  Federal income taxes                                         20,764       18,671        15,967
                                                             -----------------------------------
Total operating expenses                                      635,082      495,153       400,911
                                                             -----------------------------------
Operating Income                                               61,462       59,600        59,268
                                                             -----------------------------------
Other Income, Net                                                 566           68           362
                                                             -----------------------------------
Interest Charges, Net
  Long-term debt                                               18,626       20,123        22,630
  Short-term debt and other                                     1,887          878         1,452
                                                             -----------------------------------
Total interest charges, net                                    20,513       21,001        24,082
                                                             -----------------------------------
Income before Preferred Stock Dividends                        41,515       38,667        35,548
Preferred stock dividends                                       1,591        1,599         1,629
                                                             -----------------------------------
Income from Continuing Operations                              39,924       37,068        33,919
Discontinued Operations
  Loss from operations, net                                        --           --          (439)
  Loss from disposal, less income tax benefits of $4,681           --           --        (8,695)
                                                             -----------------------------------
Net Income                                                   $ 39,924     $ 37,068     $  24,785
                                                             -----------------------------------
Earnings per Common Share from Continuing Operations         $   2.22     $   2.06     $    1.93
Loss per common share from discontinued operations                 --           --          (.52)
                                                             -----------------------------------
Earnings per Common Share                                    $   2.22     $   2.06     $    1.41
                                                             -----------------------------------
Dividends per Common Share                                   $   1.60     $   1.55     $    1.52
                                                             -----------------------------------
Average Shares Outstanding                                     18,016       18,030        17,605
                                                             ===================================


CONSOLIDATED
STATEMENTS OF COMMON
STOCK EQUITY                                    NEW JERSEY RESOURCES CORPORATION
(THOUSANDS)

---------------------------------------------------------------------------------------------------------------------
                                             Number of       Common         Premium on    Treasury Stock      Retained
                                               Shares         Stock        Common Stock      and Other        Earnings
                                             ------------------------------------------------------------------------
Balance at September 30, 1994                 17,303         $ 43,256         $193,914        $    --         $12,993
Net income                                                                                                     24,785
Common stock issued under stock plans            490            1,225            9,585
Cash dividends declared                                                                                       (26,790)
Unearned compensation                                                                             (49)
                                             ------------------------------------------------------------------------
Balance at September 30, 1995                 17,793           44,481          203,499            (49)         10,988
Net income                                                                                                     37,068
Common stock issued under stock plans            325              814            6,017
Cash dividends declared                                                                                       (27,969)
Treasury stock and other                         (34)                                            (928)
                                             ------------------------------------------------------------------------
Balance at September 30, 1996                 18,084           45,295          209,516           (977)         20,087
Net income                                                                                                     39,924
Common stock issued under stock plans             36               90              869
Cash dividends declared                                                                                       (28,807)
Treasury stock and other                        (240)                                          (7,561)
                                             ------------------------------------------------------------------------
Balance at September 30, 1997                 17,880         $ 45,385         $210,385        $(8,538)        $31,204
                                             ========================================================================


The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS           NEW JERSEY RESOURCES CORPORATION
(THOUSANDS)

---------------------------------------------------------------------------------------------------------
Fiscal years ended September 30,                                   1997           1996             1995
                                                               ------------------------------------------
Cash Flows from Operating Activities
  Net income                                                   $ 39,924         $ 37,068         $ 24,785
  Adjustments to reconcile net income to cash flows
    Depreciation and amortization                                25,797           23,229           27,280
    Amortization of deferred charges                              1,118            3,385            2,022
    Deferred income taxes                                         4,720           (7,211)           6,523
    Loss from disposal of discontinued operations                    --               --            8,695
    Changes in working capital                                    5,485            3,232            9,458
    Other, net                                                   (9,868)          (1,924)            (480)
                                                               ------------------------------------------
Net cash flows from operating activities                         67,176           57,779           78,283
                                                               ------------------------------------------
Cash Flows used in Financing Activities
  Proceeds from long-term debt                                       --           20,000           67,000
  Proceeds from common stock                                        313            6,868           10,819
  Payments of long-term debt                                    (13,182)         (81,564)         (35,238)
  Payments of preferred stock                                      (120)            (124)          (1,066)
  Purchases of treasury stock                                    (7,410)              --               --
  Payments of common stock dividends                            (28,711)         (27,663)         (26,605)
  Net change in short-term debt                                  13,000           (1,400)         (30,600)
                                                               ------------------------------------------
Net cash flows used in financing activities                     (36,110)         (83,883)         (15,690)
                                                               ------------------------------------------
Cash Flows (used in) from Investing Activities
  Expenditures for
    Utility plant                                               (46,193)         (48,216)         (47,286)
    Real estate properties                                         (840)          (7,862)          (5,214)
    Equity investments                                           (1,430)          (2,937)          (5,259)
    Oil and gas properties                                           --               --           (1,250)
    Cost of removal                                              (4,062)          (3,757)          (4,470)
  Proceeds from sale of assets                                   16,118           98,619               --
                                                               ------------------------------------------
Net cash flows (used in) from investing activities              (36,407)          35,847          (63,479)
                                                               ------------------------------------------
Net change in cash and temporary investments                     (5,341)           9,743             (886)
Cash and temporary investments at beginning of the year          10,808            1,065            1,951
                                                               ------------------------------------------
Cash and temporary investments at end of the year              $  5,467         $ 10,808         $  1,065
                                                               ------------------------------------------

Changes in Components of Working Capital
  Construction fund                                            $  6,500         $  6,000         $(12,500)
  Receivables                                                   (14,465)          (4,805)          (1,486)
  Inventories                                                     7,179          (11,630)           5,480
  Deferred gas costs                                            (13,938)          (3,380)          12,353
  Purchased gas                                                  24,241            2,402           14,154
  Accrued and prepaid taxes, net                                 10,728             (734)          (4,895)
  Customers' credit balances and deposits                       (10,319)           7,805            1,560
  Other, net                                                     (4,441)           7,574           (5,208)
                                                               ------------------------------------------
Total                                                          $  5,485         $  3,232         $  9,458
                                                               ==========================================
Supplemental Disclosures of Cash Flows Information
Cash paid during the year for
  Interest (net of amounts capitalized)                        $ 18,297         $ 18,198         $ 23,067
  Income taxes                                                 $  5,891         $ 24,781         $  8,426
Non-cash investing and financing activities
  Capital lease                                                      --         $ 31,850               --
                                                               ==========================================

The accompanying notes are an integral part of these statements

CONSOLIDATED BALANCE SHEETS                     NEW JERSEY RESOURCES CORPORATION
(THOUSANDS)

-----------------------------------------------------------------------------------
September 30,                                              1997              1996
                                                        ---------------------------
Assets
Property, Plant and Equipment
  Utility plant, at cost                                $ 855,375         $ 811,484
  Real estate properties, at cost                          22,897            45,010
                                                        ---------------------------
                                                          878,272           856,494
  Accumulated depreciation and amortization              (218,912)         (201,296)
                                                        ---------------------------
Property, plant and equipment, net                        659,360           655,198
                                                        ---------------------------
Current Assets
  Cash and temporary investments                            5,467            10,808
  Construction fund                                            --             6,500
  Customer accounts receivable                             45,900            27,900
  Unbilled revenues                                         3,998             6,884
  Allowance for doubtful accounts                          (1,527)             (878)
  Gas in storage, at average cost                          34,152            39,484
  Materials and supplies, at average cost                   5,445             7,292
  Prepaid state taxes                                      12,089            16,297
  Deferred gas costs                                       15,070            20,478
  Assets held for sale, net                                13,386                --
  Other                                                     6,377             5,197
                                                        ---------------------------
Total current assets                                      140,357           139,962
                                                        ---------------------------
Deferred Charges and Other
  Equity investments                                        7,086            13,924
  Regulatory assets                                        38,635            37,150
  Other                                                    33,623             8,953
                                                        ---------------------------
Total deferred charges and other                           79,344            60,027
                                                        ---------------------------
Total Assets                                            $ 879,061         $ 855,187
                                                        ===========================

Capitalization and Liabilities
Capitalization
  Common stock equity                                   $ 278,436         $ 273,921
  Redeemable preferred stock                               20,760            20,880
  Long-term debt                                          291,407           303,363
                                                        ---------------------------
Total capitalization                                      590,603           598,164
                                                        ---------------------------
Current Liabilities
  Current maturities of long-term debt                        138             1,501
  Short-term debt                                          48,000            35,000
  Purchased gas                                            57,879            33,638
  Accounts payable and other                               28,632            32,183
  Dividends payable                                         7,161             7,066
  Accrued taxes                                             5,781             6,032
  Customers' credit balances and deposits                  13,526            23,845
                                                        ---------------------------
Total current liabilities                                 161,117           139,265
                                                        ---------------------------
Deferred Credits
  Deferred income taxes                                    63,501            52,010
  Deferred investment tax credits                          10,934            11,280
  Deferred revenue                                         20,551            21,816
  Other                                                    32,355            32,652
                                                        ---------------------------
Total deferred credits                                    127,341           117,758
                                                        ---------------------------
Commitments and Contingent Liabilities (Note 11)
Total Capitalization and Liabilities                    $ 879,061         $ 855,187
                                                        ===========================


The accompanying notes are an integral part of these statements.

CONSOLIDATED
STATEMENTS OF CAPITALIZATION                    NEW JERSEY RESOURCES CORPORATION
(THOUSANDS)

-------------------------------------------------------------------------------------------------------------------
September 30,                                                                               1997              1996
                                                                                         --------------------------
Common Stock Equity
  Common stock, $2.50 par value, authorized 50,000,000 shares;
    issued shares 1997 - 18,153,545; 1996 - 18,117,562                                   $ 45,385          $ 45,295
  Premium on common stock                                                                 210,385           209,516
  Treasury stock at cost and other; 1997 - 273,900 shares; 1996 - 33,400 shares            (8,538)             (977)
  Retained earnings                                                                        31,204            20,087
                                                                                         --------------------------
Total common stock equity                                                                 278,436           273,921
                                                                                         --------------------------

Redeemable Preferred Stock
New Jersey Natural Gas Company
  $100 par value, cumulative; authorized shares
  1997 - 517,600; 1996 - 518,800; outstanding shares
  5.65%  series - 1997 - 7,600; 1996 - 8,800                                                  760               880
  7.72%  series - 1997 and 1996 - 200,000                                                  20,000            20,000
                                                                                         --------------------------
Total redeemable preferred stock                                                           20,760            20,880
                                                                                         --------------------------


Long-Term Debt
New Jersey Natural Gas Company
  First mortgage bonds                Maturity date
    8.5%         Series P             March 1, 2002                              --         6,818
    9%           Series Q             December 1, 2017                       13,500        13,500
    10.10%       Series S             June 1, 2009                           20,000        20,000
    7.05%        Series T             March 1, 2016                           9,545         9,545
    7.25%        Series U             March 1, 2021                          15,000        15,000
    7.50%        Series V             December 1, 2002                       25,000        25,000
    5.38%        Series W             August 1, 2023                         10,300        10,300
    6.27%        Series X             November 1, 2008                       30,000        30,000
    6.25%        Series Y             August 1, 2024                         10,500        10,500
    8.25%        Series Z             October 1, 2004                        25,000        25,000
    Variable     Series AA            August 1, 2030                         25,000        25,000
    Variable     Series BB            August 1, 2030                         16,000        16,000
    6.88%        Series CC            October 1, 2010                        20,000        20,000
  Capital lease obligation                                                   31,562        31,700
                                                                            ---------------------
Total                                                                       251,407       258,363
                                                                            ---------------------
New Jersey Resources Corporation
  Revolving credit agreements,
  at floating rates                   October 1, 1998 - January 1, 1999      40,000        45,000
                                                                            ---------------------
Total long-term debt                                                        291,407       303,363
                                                                            ---------------------
Total Capitalization                                                       $590,603      $598,164
                                                                            =====================


The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS                            NEW JERSEY RESOURCES CORPORATION


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS

New Jersey Resources Corporation (the Company) is an energy services holding company providing retail and wholesale natural gas and related energy services to customers from the Gulf Coast to New England. Its principal subsidiary, New Jersey Natural Gas Company (NJNG), provides regulated natural gas services in central and northern New Jersey and participates in off-system sales and capacity release programs. Other operating subsidiaries include New Jersey Natural Energy Company (NJNE), an energy services company, NJR Energy Corporation (NJR Energy), an investor in energy-related ventures and Commercial Realty and Resources Corp. (CR&R), a commercial real estate developer.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

REGULATORY ACCOUNTING

NJNG maintains its accounts in accordance with the Uniform System of Accounts as prescribed by the New Jersey Board of Public Utilities (BPU). As a result of the ratemaking process, the accounting principles applied by NJNG differ in certain respects from those applied by unregulated businesses.

UTILITY PLANT AND DEPRECIATION

Depreciation is computed on a straight-line basis for financial statement purposes, using rates based on the estimated average lives of the various classes of depreciable property. The composite rate of depreciation was 3.25% of average depreciable property in 1997, 3.12% in 1996 and 3.05% in 1995. When depreciable properties are retired, the original cost thereof, plus cost of removal less salvage, is charged to accumulated depreciation.

UTILITY REVENUES

Customers are billed through monthly cycle billings on the basis of one month's actual or estimated usage. Revenues are based upon service rendered.

GAS PURCHASES

NJNG's tariff includes a Levelized Gas Adjustment (LGA) clause, which is normally revised on an annual basis. Under this clause, NJNG projects its cost of gas, net of supplier refunds and credits from non-firm sales and transportation activities, over the subsequent 12 months and recovers the excess, if any, of such projected costs over those included in its base rates through levelized charges to customers. Any under- or over-recoveries are deferred and reflected in the LGA clause in the subsequent year.

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

In July 1997, legislation was signed that will reform New Jersey's taxes affecting energy companies, effective January 1998. The legislation repealed the long-standing utility tax formula and replaced it with a state sales tax, a corporate business tax and a transitional energy facilities assessment. It required a rate filing in September 1997 designed to implement the new tax structure. The transitional energy facilities assessment will be gradually phased out starting in 1999 and ending in 2002. The new law requires that all providers of energy in the state be subject to the sales and corporate business taxes. Previously, non- utility providers of energy were not subject to a state sales tax.

FEDERAL INCOME TAXES

Deferred federal income taxes are calculated in conformance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (SFAS 109) (See Note 7: Federal Income Taxes).

Investment tax credits have been deferred and are being amortized as a reduction to the tax provision over the average lives of the related property.

CAPITALIZED INTEREST

The Company's capitalized interest totaled $1.3 million in 1997, $1.4 million in 1996 and $2.6 million in 1995.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs (See Note 10: Financial Instruments and Risk Management).

                                                NEW JERSEY RESOURCES CORPORATION


REGULATORY ASSETS

Regulatory Assets at September 30, 1997 and 1996 consist of the following items:


(Thousands)                                  1997           1996
                                           -----------------------
Remediation costs (Note 11)                $35,316         $34,342
Postretirement costs (Note 9)                3,615           2,235
Other                                         (296)            573
                                           -----------------------
Total                                      $38,635         $37,150
                                           =======================

Included in Other Deferred Credits are the following items:

(Thousands)                                  1997           1996
                                           -----------------------
Remediation costs (Note 11)                $27,500         $28,300
Postretirement costs (Note 9)                3,524           2,302
                                           -----------------------
Total                                      $31,024         $30,602
                                           =======================

STATEMENTS OF CASH FLOWS

For purposes of reporting cash flows, all temporary investments with maturities of three months or less are considered cash equivalents.

NEW ACCOUNTING STANDARDS

In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128 "Earnings Per Share" and SFAS No. 129 "Disclosure of Information about Capital Structure" which must be adopted by fiscal 1998. The Company currently believes that they will not have a material adverse effect on either its financial condition or results of operations. In June 1997, the FASB also issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosure About Segments of an Enterprise and Related Information." The Company is evaluating the requirements of SFAS 130 and SFAS 131 which must be adopted by fiscal 1999. Since these statements primarily relate to disclosure information, it is management's opinion that they will not have a material adverse effect on either its financial condition or results of operations.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year reporting. Appliance service revenues have been reclassified to operating revenues from operation and maintenance expense.

USE OF ESTIMATES

The consolidated financial statements of the Company include estimates and assumptions of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

2. DISCONTINUED OPERATIONS

In 1995, the Company adopted a plan to exit the oil and natural gas production business and pursue the sale of the reserves and related assets of its affiliates, NJR Energy and New Jersey Natural Resources Company. The Company accounted for this segment as a discontinued operation and recorded a loss from the disposal of $9.1 million, or $.52 per share. This charge was based on losses during the year prior to discontinued operations status, estimates of the anticipated loss from operations until the assets were sold, the estimated loss on the sale of the remaining reserves, and other costs related to the closing of its offices in Dallas and Tulsa. The Company completed the sale of its oil and gas properties in 1996 for $19.4 million and used the proceeds to reduce outstanding debt. Based upon the results of the asset sales and costs incurred to date, the Company currently estimates that the reserve established in 1995 for the discontinued operations is adequate.

In 1995, the Company announced that its efforts in the wholesale electric power generation market would be focused on gas sales and fuel management services, rather than seeking long-term investments in gas-fired generating facilities. Accordingly, the Company accounted for its subsidiary in this business as a discontinued operation.

3. COMMON STOCK

At September 30, 1997, there were 2,041,281 shares reserved for issuance under the Company's Automatic Dividend Reinvestment, Employee Stock Ownership and Retirement Savings Plans.

A total of 750,000 shares are reserved for issuance to employees under the Long-Term Incentive Compensation Plan (the Plan) at the discretion of the Board of Directors. At September 30, 1997, there were 361,244 shares remaining for issuance or grant under the Plan. The Company issued 22,461 shares in 1997 with a related annual expense of approximately $224,000, which vest over a three-year period and are subject to the Company achieving certain performance targets.

All options granted under the Plan have been non-qualified stock options. They give a right to purchase the Company's common stock at prices no less than the closing price on the date of grant. Generally no option can be exercised before one year or more than 10 years from the date of each grant.

                                                NEW JERSEY RESOURCES CORPORATION


A total of 175,000 shares are reserved for issuance to outside directors under the Restricted Stock and Stock Option Program for Outside Directors (the Program). Under the Program, each director received an award of 200 shares of restricted stock which vests over four years. Each director is also granted 5,000 options upon joining the Board and receives an annual grant of 1,000 options for as long as she or he remains on the board. In 1997, no shares were issued or forfeited. At September 30, 1997, there were 75,950 shares remaining for issuance or grant under the Program. All options granted under the Program allow for purchase of common stock at prices equal to the closing price on the date of grant, and generally no option can be exercised before one year or more than 10 years from the date of each grant.

In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company will continue to apply Accounting Principles Board Opinion No. 25 and its related interpretations in accounting for its stock-based plans and provide the pro forma disclosures required by SFAS 123. No compensation expense has been recognized for its stock-based plans except for performance-based awards. If compensation expense had been determined based on the fair value of stock options at the date of grant consistent with the methodology of SFAS 123, the Company's net income and earnings per share would have been reduced by approximately $247,000, or $.02, and $47,000, or $.01, in 1997 and 1996, respectively.

The following table summarizes the stock option activity for the past three years:

                                                                 Weighted
                                                                 Average
                                                                 Exercise
(Thousands)                 Shares       Price Range               Price
                           ----------------------------------------------
Outstanding at
  September 30, 1994       138,489       $19.01 -  $26.00         $23.16
Granted                    139,672       22.875 -  24.375          23.10
Forfeited                  (68,094)       19.01 -   26.00          23.28
                           ----------------------------------------------
Outstanding at
  September 30, 1995       210,067        19.01 -   26.00          23.08
Granted                    148,750        27.75 -   29.00          27.86
Exercised                  (54,027)       19.01 -   26.00          21.67
Forfeited                  (33,994)       22.25 -   27.75          24.31
                           ----------------------------------------------
Outstanding at
  September 30, 1996       270,796        22.25 -   29.00          25.83
Granted                    119,420        29.25 -   33.75          31.60
Exercised                  (13,522)       22.25 -  23.125          23.06
Forfeited                   (9,339)       27.75 -   32.00          28.45
                           ----------------------------------------------
Outstanding at
  September 30, 1997       367,355       $22.25 -  $33.75         $27.74
                           ----------------------------------------------
Exercisable at
  September 30, 1997        78,329       $22.01 -  $29.00         $24.40
                           ----------------------------------------------

The weighted average remaining option contractual life is 6.8 years.

The weighted average fair value of the options granted in 1997 is estimated at $4.26 per option on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield 5.05%, volatility of 32.14% and expected life of 7.6 years.

In September 1996, the Board of Directors authorized the repurchase of up to one million of the Company's common shares. As of September 30, 1997, the Company has repurchased 273,900 shares at a cost of $8.1 million.

4. REDEEMABLE PREFERRED STOCK

The 7.72% series is subject to mandatory redemption in 2001 at par ($100 per share) and optional redemption from 1998 to 2000 at prices declining from $101.72 to $100 per share plus accumulated dividends.

Preferred stockholders are entitled to one vote per share on all NJNG matters and have priority as to dividends. NJNG's certificate of incorporation prohibits the distribution of common stock dividends unless NJNG is in compliance with all its provisions. In addition, whenever preferred dividends are in arrears in an amount equal to four quarterly dividends, preferred stockholders may elect a number of directors necessary to constitute one less than a majority of NJNG's Board of Directors, until such dividends are paid in full.

In July 1996, the Board of Directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on August 15, 1996. Each right entitles its holder to purchase 1/1000 of one share of the Series A Stock (as defined below), at an exercise price of $55.

The rights plan provides that after a person or group acquires 10% or more of the Company's common stock, each of the rights, except for those held by the 10% holder, which became void once the holder reaches the 10% threshold, becomes the right to acquire shares of the Company's common stock having a market value equal to twice the exercise price. If a person or group acquires at least 10%, but less than 50%, the Board of Directors may exchange each right for one share of the Company's common stock. The rights may be redeemed for $.01 per right at any time prior to the first public announcement or communication to the Company that a person or group has crossed the 10% threshold.

The Company has 400,000 shares of authorized and unissued $100 par value preferred stock. The Company has created and reserved for issuance 50,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Stock) in connection with the adoption of the shareholder rights plan.

                                                NEW JERSEY RESOURCES CORPORATION

5. LONG-TERM DEBT, DIVIDENDS AND
   RETAINED EARNINGS RESTRICTIONS

Annual redemption requirements for the next five years are as follows: 1998, $138,000; 1999, $32 million; 2000, $12 million; 2001, $2.3 million; and 2002,
$27.3 million.

NJNG's mortgage secures its First Mortgage Bonds and represents a lien on substantially all its property, including gas supply contracts. Certain indentures supplemental to the mortgage include restrictions as to cash dividends and other distributions on NJNG's common stock, which restrictions apply so long as certain series of First Mortgage Bonds are outstanding. Under the most restrictive provision, approximately $44.2 million of NJNG's retained earnings was available for such purposes at September 30, 1997.

In September 1997, under its loan agreement with the New Jersey Economic Development Authority (the Authority), NJNG received the final $6.5 million of the proceeds from the Authority's Series 1995B (EDA) bonds. In October 1997, NJNG entered into a loan agreement with the Authority under which the Authority issued $13.5 million of its variable rate Series 1997A Bonds due September 2027. To secure its loan from the Authority, NJNG issued $13.5 million of its First Mortgage Bonds with interest rates and maturity dates similar to those of the EDA Bonds. The proceeds will be used to redeem the $13.5 million 9% Series Q Bonds in December 1997.

In March 1997, NJNG utilized short-term debt to redeem the remaining $8.2 million of its 8.5% Series P Bonds.

In December 1995, the BPU approved NJNG's petition to enter into a master lease agreement for its headquarters building for a 25.5 year term with two five-year renewal options. The present value of the agreement's minimum lease payments is reflected as both a capital lease and a capital lease obligation, which are included in Utility Plant and Long-Term Debt, respectively, in the Consolidated Balance Sheets. In accordance with its ratemaking treatment, NJNG records rent expense as if the lease was an operating lease. Minimum annual lease payments are $2.3 million in 1998 and 1999, $2.4 million in 2000, and $2.6 million in 2001 and 2002, with $60.7 million over the remaining term of the lease. Approximately 21% of the building is presently subleased to other tenants.

The Company has six committed revolving credit agreements totaling $135 million which provide for bank loans at negotiable rates at or below the prime rate. At September 30, 1997, a total of $40 million was outstanding under these agreements, of which $30 million matures in 1999 and $10 million matures in 2000.

The Company has one interest rate swap agreement, having an aggregate notional amount of $15 million, to eliminate the impact of changes in interest rates on a portion of its floating rate long-term debt. The agreement effectively fixes the Company's interest rate on $15 million of its floating rate revolving credit facilities at 9.5% through 1999. In the event of nonperformance by the counterparty, the Company's interest cost on $15 million of long-term debt would revert to a floating rate. However, the Company does not anticipate nonperformance by the counterparty.

The Company's remaining long-term debt outstanding under revolving credit agreements at September 30, 1997 and 1996 totaled $25 million and $30 million, with weighted average interest rates of 5.9% and 5.7%, respectively.

6. SHORT-TERM DEBT AND CREDIT FACILITIES
Committed credit facilities of NJNG support the issuance of commercial paper and provide for bank loans at negotiable rates at or below the prime rate. These credit facilities total $75 million and require commitment fees on the unused amounts. In addition, the Company has $10 million and NJNG has $20 million in lines of credit that are available on an offering basis without incurring a commitment fee. A comparison of pertinent data follows:

(Thousands)                            1997      1996         1995
                                     --------------------------------
Bank credit facilities               $75,000    $65,000       $65,000
Maximum amount outstanding           $78,500    $44,100       $78,700
Average daily amount outstanding
  Notes payable to banks             $ 5,800    $ 4,900       $ 6,600
  Commercial paper                   $40,500    $13,100       $24,200
Weighted average interest rate
  Notes payable to banks                5.65%      5.73%         5.87%
  Commercial paper                      5.53%      5.70%         5.63%
Amount outstanding at year end
  Notes payable to banks                  --         --       $ 3,400
  Commercial paper                   $48,000    $35,000       $33,000
Interest rate at year end
  Notes payable to banks                  --         --          6.03%
  Commercial paper                      5.59%      5.43%         5.83%
                                     --------------------------------

                                                NEW JERSEY RESOURCES CORPORATION


7. FEDERAL INCOME TAXES

The Company's federal income tax returns have been examined by the Internal Revenue Service through 1993 and all significant matters have been settled.

Federal income tax expense applicable to continuing operations differs from the amount computed by applying the statutory rate to pre-tax income for the following reasons:

(Thousands)                          1997          1996           1995
                                  --------------------------------------
Tax expense at statutory
  rate of 35%                     $ 21,887       $ 20,081       $ 18,094
Increase (reduction)
  resulting from
  Depreciation and
  cost of removal                     (639)          (854)        (1,410)
  Amortization of investment
  tax credits                         (346)          (348)          (397)
  Section 1341 refunds                  --             --           (990)
  Other                                116           (172)           862
                                  --------------------------------------
Provision for Federal
  income taxes                    $ 21,018       $ 18,707       $ 16,159
                                  ======================================

The provision for federal income taxes is composed of the following:

(Thousands)                           1997            1996          1995
                                    --------------------------------------
Current                             $  3,314       $ 26,643       $ 11,561
                                    --------------------------------------
Deferred
  Excess tax depreciation              6,011          6,329          6,460
  Gain on sale of real estate             35        (12,255)            --
  Weather-normalization clause         5,183         (4,705)         1,545
  Alternative minimum tax             (1,511)           687          2,576
  Deferred gas costs                   4,475          2,305         (3,970)
  Coal gas costs and other             3,857             51         (1,616)
                                    --------------------------------------
Total deferred                        18,050         (7,588)         4,995
                                    --------------------------------------
Amortization of investment
  tax credits                           (346)          (348)          (397)
                                    --------------------------------------
Total provision                     $ 21,018       $ 18,707       $ 16,159
                                    ======================================
Charged to: Operating expenses      $ 20,764       $ 18,671       $ 15,967
Charged to: Other income, net            254             36            192
                                    ======================================
Total provision                     $ 21,018       $ 18,707       $ 16,159
                                    ======================================

The tax effects of significant temporary differences comprising the Company's net deferred income tax liability at September 30, 1997 and 1996, are as follows:

(Thousands)                                   1997            1996
                                             -----------------------
Current
  Deferred gas costs                         $  6,238       $  8,431
  Weather-normalization clause                  1,024         (4,126)
  Other                                        (1,634)        (4,249)
                                             -----------------------
Current deferred tax liability, net          $  5,628       $     56
                                             =======================
Non-current
  Property-related items                     $ 79,150       $ 74,424
  Gain on sale of real estate                 (12,220)       (12,255)
  Customer contributions                       (3,778)        (3,451)
  Capitalized overhead and interest            (2,873)        (4,587)
  Deferred gas costs                            6,771             --
  Unamortized investment tax credits           (3,948)        (4,315)
  Coal gas costs and other                        399          2,194
                                             -----------------------
Non-current deferred tax liability, net      $ 63,501       $ 52,010
                                             =======================

8. REGULATORY ISSUES

NJNG's Weather-Normalization Clause (WNC) provides for a revenue adjustment if the weather varies by more than one-half of 1% from the 20-year average, or normal, weather. The accumulated adjustment from one heating season (i.e., October - May) is billed or credited to customers in the subsequent year.

In December 1996, the BPU approved a Stipulation Agreement (the Stipulation) relating to the 1996 Remediation Rider (RA), WNC, Demand Side Management Adjustment Clause (DSMAC) and LGA clause. The approval of the Stipulation allowed recovery over seven years of gas remediation costs incurred through June 1996 of $5.2 million, the refund of $12.0 million of gross margin that was deferred in fiscal 1996 due to the impact of colder-than-normal weather on the WNC, and recovery of $1.9 million in DSMAC costs for deferred and projected demand side management program costs.

                                                NEW JERSEY RESOURCES CORPORATION



The Stipulation also settled the July 1996 LGA petition and included an increase of $21.3 million in gas costs, the continuation of NJNG's current margin-sharing formulas associated with its non-firm sales until the effective date of the BPU Order in NJNG's 1998-99 LGA. Also approved was an expansion of the Financial Risk Management (FRM) Pilot Program designed to provide price stability to NJNG's system supply portfolio. The FRM expansion also introduced an incentive mechanism designed to encourage the use of financial instruments to hedge its gas costs.

As a result of the Stipulation, NJNG's residential rates increased by approximately 2%.

On July 31, 1997, NJNG filed a Petition with the BPU for a stable LGA. The LGA filing included updates to its Gas Cost Recovery, WNC, RA and DSMAC factors. The proposed two-year plan is based upon NJNG purchasing a large portion of its gas commodity requirements on a fixed-price basis and included a two-year recovery of an estimated under-recovered balance of $32.7 million as of September 30, 1997. As a result of gas costs expected to be recovered in excess of one year, $19.3 million of deferred gas costs has been classified as Other Deferred Charges in the Consolidated Balance Sheet at September 30, 1997. In addition, NJNG proposed several modifications to the methodology for calculating the WNC. The filing also includes a flexible pricing mechanism that would allow the LGA billing factor to be adjusted, if the projected September 30, 1999 under- or over-recovered balance varies by more than $5 million.

On January 8, 1997, the BPU concluded a generic proceeding related to the implementation of the provisions of SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" (OPEB). SFAS 106 requires that publicly held companies change from the practice of accounting for OPEB on a pay as you go basis to an accrual basis of accounting. The BPU's generic proceeding provided for a Phase II proceeding in which each utility would address the particular impact of SFAS 106 on its revenue requirements. On July 23, 1997, NJNG filed a petition to recover an additional $900,000 in annual OPEB costs with a proposed effective date no later than September 30, 1998.

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

The components of the net pension cost are as follows:

(Thousands)                          1997           1996         1995
                                    -----------------------------------
Service cost - benefits earned
  during the period                 $ 1,927       $ 1,748       $ 1,482
Interest cost on projected
  benefit obligation                  3,573         3,147         2,989
Return on plan assets                (4,186)       (3,617)       (3,326)
Net amortization and deferral          (152)         (152)         (172)
                                    -----------------------------------
Net cost                            $ 1,162       $ 1,126       $   973
                                    ===================================

Plan assets consist primarily of corporate equities and obligations, U.S. Government obligations and cash equivalents. A reconciliation of the funded status of the plans to the amounts recognized in the Consolidated Balance Sheets is presented below:

(Thousands)                                              1997           1996
                                                      -----------------------
Plan assets at fair value                             $ 59,172       $ 48,627
                                                      -----------------------
Actuarial present value of plan benefits
  Vested benefits                                      (36,070)       (33,239)
  Non-vested benefits                                   (2,251)        (2,231)
Impact of estimated future
    compensation changes                               (12,626)        (9,825)
                                                      -----------------------
Projected plan benefits                                (50,947)       (45,295)
                                                      -----------------------
Plan assets in excess of projected plan benefits         8,225          3,332
Unrecognized net assets at beginning
  of the year                                           (2,057)        (2,363)
Unrecognized prior service costs                         1,644          1,799
Unrecognized net gain                                  (10,773)        (5,958)
                                                      -----------------------
Net pension liability recognized in the
    Consolidated Balance Sheets                       $ (2,961)      $ (3,190)
                                                      =======================

The assumptions used in determining the actuarial present value of the projected benefit obligation are as follows:

                                             1997        1996
                                             ----------------
Discount rate                                7.75%       7.75%
Compensation increase                        4.50%       4.50%
Long-term rate of return on plan assets      9.50%       9.50%
                                             ----------------

                                                NEW JERSEY RESOURCES CORPORATION

Other Postretirement Benefits

Effective October 1, 1993, the Company adopted SFAS 106, which requires an accrual method of accounting for postretirement benefits, similar to that presently in effect for pension plans. Previously, certain health care and life insurance benefits were charged to expense when paid. Under the accrual method, the cost of providing postretirement benefits will be recognized over the employee's service period. The Company's transition obligation associated with SFAS 106 was $8.6 million, which is being amortized over 20 years, and its annual expense has increased from approximately $400,000 to $1.5 million, of which over 95% relates to NJNG. As part of its January 1994 base rate order, NJNG was permitted to recover approximately 50% of its SFAS 106 expense currently and defer the balance, with ultimate expected recovery of the deferred portion no later than that prescribed by generally accepted accounting principles. SFAS 106 expenses deferred and included in Regulatory Assets in the Consolidated Balance Sheets were $3.6 million and $2.2 million at September 30, 1997 and 1996, respectively.

A reconciliation of the accumulated postretirement benefit obligation (APBO) to the amounts recognized in the Consolidated Balance Sheets is presented below:

(Thousands)                                          1997           1996
                                                  -----------------------
Retirees                                          $ (3,211)      $ (1,939)
Fully eligible participants                         (3,109)        (2,694)
Other active participants                           (8,046)        (7,828)
                                                  -----------------------
Total APBO                                         (14,366)       (12,461)
Plan assets                                          1,645          1,000
Unrecognized net loss                                1,214            659
Unrecognized transition obligation                   6,880          7,310
Unrecognized prior service costs                     1,351          1,448
                                                  -----------------------
Net liability recognized in the Consolidated
  Balance Sheets                                  $ (3,276)      $ (2,044)
                                                  =======================

The components of the net postretirement benefit cost are as follows:

(Thousands)                                  1997         1996
                                           -------------------
Service cost                               $   539       $ 404
Interest cost                                1,009         768
Amortization of transition obligation          430         430
Deferral of current expense                 (1,209)       (833)
                                           -------------------
Total annual net expense                   $   769       $ 769
                                           ===================

The assumed health care cost trend rate used in measuring the APBO as of September 30, 1997 was 10%, declining by 1% each year until attaining an ultimate level of 6.25% in 2001, and then remaining constant thereafter for participants under age 65. For participants age 65 and older the trend rate was 7% in 1997, declining to 6.25% in 1998, and then remaining constant thereafter. A 1% increase in the trend rates would increase the APBO as of September 30, 1997, by $2.2 million and would increase the annual service and interest costs by $283,000. The assumed discount rate used in determining the APBO was 7.75% at September 30, 1997 and 1996.

10. FINANCIAL INSTRUMENTS AND
    RISK MANAGEMENT

NJNE enters into fixed-price contracts to sell natural gas. In order to hedge these contracts, as of September 30, 1997, NJNE entered into futures contracts to buy 5.2 Bcf of natural gas through September 1999 at prices ranging from $1.94 to $3.44 per MMbtu and had a deferred unrealized gain of $2.5 million related to these contracts. NJNE also entered into a natural gas swap agreement in order to hedge its risk for 2.8 Bcf of natural gas and as of September 30, 1997 had a deferred unrealized gain of approximately $1 million related to this agreement.

As part of its FRM program, NJNG entered into futures contracts and options to buy and sell 11.3 Bcf of natural gas through September 1999 at prices ranging from $2.12 to $3.60 per MMbtu and had a deferred unrealized gain of approximately $432,000 related to these contracts.

In March 1992, NJR Energy entered into long-term, fixed-price contracts to sell natural gas to a gas marketing company. In October 1994, in conjunction with a shift in capital allocation policy, NJR Energy entered into a swap agreement which hedged its risk for sales volumes under the contract which were in excess of the estimated production from natural gas reserves owned at that time. As discussed in Note 2: Discontinued Operations, NJR Energy has sold its natural gas reserves pursuant to a plan to exit the oil and gas production business. In order to hedge its risk for sales volumes under such contract that would have otherwise been fulfilled by its producing reserve base, NJR Energy entered into a second swap agreement in June 1995. In connection with the second swap, NJR Energy received $3.3 million, which is included in Deferred Revenue and is being amortized to income over the 15-year life of the agreement. Under the terms of the swap agreements, NJR Energy will pay to the counterparties the identical fixed price it receives from the gas marketing company (the fixed price) in exchange for the payment by the counterparties of an index price plus a spread per MMbtu (the floating price) for the total volumes under the gas sales contract. The swap agreements were effective as of November 1995, and will expire on the same date as the underlying gas sales contract. As of September 30, 1997, NJR Energy would have to pay approximately $15.4 million to terminate these swap agreements.

                                                NEW JERSEY RESOURCES CORPORATION


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

The net result of the above swap agreements and purchase contract is that NJR Energy has hedged both its price and volume risk associated with its long-term, fixed-price sales contracts. The respective obligations of NJR Energy and the counterparties under the swap agreements are guaranteed, subject to a maximum amount, by the Company and the respective counter-parties' parent corporations. In the event of nonperformance by the counterparties and their parent corporations, NJR Energy's financial results would be impacted by the difference, if any, between the fixed price it is receiving under the gas sales contracts compared with the floating price it is paying under the purchase contract. However, the Company does not anticipate nonperformance by the counterparties.

The fair value of cash and temporary investments, accounts receivable, accounts payable, commercial paper and borrowings under revolving credit facilities are estimated to equal their carrying amounts due to the short maturity of those instruments. The estimated fair value of long-term debt is based on quoted market prices for similar issues and the fair value of interest rate swap agreements is based on the estimated amount the Company would receive or pay to terminate the agreements. The carrying amount of long-term debt was $259.8 million and $273 million with a fair market value of $266.3 million and $277.5 million at September 30, 1997 and 1996, respectively. The Company would have to pay approximately $1 million and $1.3 million to terminate its interest rate swap agreement at September 30, 1997 and 1996, respectively.

11. COMMITMENTS AND
    CONTINGENT LIABILITIES

Capital expenditures are estimated at $52.6 million and $45.7 million in fiscal 1998 and 1999, respectively, and consist primarily of NJNG's construction program to support its customer growth and maintain its distribution system.

NJNG is participating in environmental investigations and the preparation of proposals for remedial action at 11 former manufactured gas plant (MGP) sites. Through the RA approved by the BPU, NJNG is recovering expenditures incurred through June 1996 over a seven-year period. Costs incurred subsequent to June 30, 1996 will be reviewed annually and, subject to BPU approval, recovered over seven-year periods. In 1996, NJNG, with the assistance of an outside consulting firm, completed an environmental review of the sites, including a review of its potential liability for investigation and remedial action. On the basis of such review, NJNG estimated that, exclusive of any insurance recoveries, total future expenditures to remediate and monitor known MGP sites will range from $27.5 million to $60 million. NJNG's estimates of these liabilities are based upon currently available facts, existing technology and presently enacted laws and regulations. Where available information is sufficient to estimate the amount of the liability, it is NJNG's policy to accrue the full amount of such estimate. Where the information is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, it is NJNG's policy to accrue the lower end of the range. Accordingly, in 1996, NJNG increased its accrued liability and corresponding regulatory asset to $27.5 million. The actual costs to be incurred by NJNG are dependent upon several factors, including final determination of remedial action, changing technologies and governmental regulations, the ultimate ability of other responsible parties to pay and any insurance recoveries. NJNG will continue to seek recovery of such costs through the RA.

NJNR Pipeline Company, a wholly-owned subsidiary of NJR Energy, owns a 2.8% equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois) which has constructed and is operating a 375-mile, natural gas pipeline from the Canadian border to Long Island. The Company has guaranteed a pro-rata share of a debt service letter of credit obtained by Iroquois which totaled $1 million at September 30, 1997. The Company does not expect to incur any cash requirements under the guarantee.

The Company is a party to various claims, legal actions and complaints arising in the ordinary course of business and other investigations. In management's opinion, the ultimate disposition of these matters will not have a material adverse effect on either its financial condition or results of operations.

                                                NEW JERSEY RESOURCES CORPORATION


12. BUSINESS SEGMENT DATA

Information related to the Company's various business segments, excluding capital expenditures, which are presented in the Consolidated Statements of Cash Flows, is detailed below:

(Thousands)
Fiscal years ended September 30,      1997            1996            1995
                                   -----------------------------------------
Operating Revenues
  Natural gas distribution         $ 561,590       $ 480,629       $ 432,248
  Energy services                    144,343          81,076          24,268
  Real estate                          3,193           4,272          12,770
  Other                                   --              68              --
                                   -----------------------------------------
Total before eliminations            709,126         566,045         469,286
  Eliminations
    (intersegment revenues)          (12,582)        (11,292)         (9,107)
                                   -----------------------------------------
Total                              $ 696,544       $ 554,753       $ 460,179
                                   =========================================

Depreciation and Amortization
  Natural gas distribution         $  25,102       $  22,513       $  20,944
  Energy services                        192              92               2
  Real estate                            410             542           1,985
  Other                                   93              82              91
                                   -----------------------------------------
Total                              $  25,797       $  23,229       $  23,022
                                   =========================================

Operating Income before
    Income Taxes
  Natural gas distribution         $  76,431       $  71,976       $  67,211
  Energy services                      4,932           5,668           1,233
  Real estate                            166            (323)          6,367
  Other                                  697             950             424
                                   -----------------------------------------
Total                              $  82,226       $  78,271       $  75,235
                                   =========================================

Assets at Year End
  Natural gas distribution         $ 805,440       $ 778,896       $ 690,566
  Energy services                     28,315          23,771          16,123
  Real estate                         34,205          40,414          95,572
  Other                               11,101          12,106          24,103
                                   -----------------------------------------
Total                              $ 879,061       $ 855,187       $ 826,364
                                   =========================================

13. SUBSEQUENT EVENT

In October 1997, CR&R sold a 280,000 square-foot office building for $15.6 million, which resulted in a pre-tax gain of $1.5 million. Accordingly, as of September 30, 1997, the net book value of the building has been classified as Assets Held for Sale, Net on the Consolidated Balance Sheets. The Company used the proceeds to reduce outstanding debt.

14. SELECTED QUARTERLY DATA (UNAUDITED)

A summary of financial data for each fiscal quarter of 1997 and 1996 follows. Due to the seasonal nature of the Company's natural gas business, quarterly amounts vary significantly during the year. In the opinion of management, the information furnished reflects all adjustments necessary for a fair presentation of the results of the interim periods.

(Thousands, except        First       Second        Third           Fourth
per share data)         Quarter       Quarter       Quarter        Quarter
---------------------------------------------------------------------------
1997
Operating revenues      $188,601      $285,366      $121,150      $ 101,427
Operating income        $ 18,548      $ 33,957      $  7,572      $   1,385
Net income              $ 12,942      $ 28,503      $  2,526      $  (4,047)
Earnings per
  common share          $    .72      $   1.58      $    .14      $    (.23)
                        ===================================================
1996
Operating revenues      $161,547      $235,735      $ 95,707      $  61,764
Operating income        $ 18,288      $ 32,225      $  7,767      $   1,320
Net income              $ 12,422      $ 26,941      $  2,229      $  (4,524)
Earnings per
  common share          $    .69      $   1.50      $    .12      $    (.25)
                        ===================================================

DIRECTORS AND SENIOR OFFICERS
New Jersey Resources Corporation

DIRECTORS                                                                                SENIOR OFFICERS

BRUCE G. COE, 67 (A,D,E)                       LESTER D. JOHNSON, 65 (A,C,D)             LAURENCE M. DOWNES, 40
President (retired)                            Vice Chairman & Chief Financial           Chairman of the Board &
New Jersey Business & Industry                 Officer (retired)                         Chief Executive Officer (1985)
Association (1984)                             Consolidated Natural Gas Company (1996)
                                                                                         OLETA J. HARDEN, 48
LEONARD S. COLEMAN, 48 (B,E)                   DOROTHY K. LIGHT, 60 (A,B,E)              Senior Vice President, General Counsel
President                                      Chairman & Chief Executive Officer        & Corporate Secretary (1984)
The National League of Professional            Alden Enterprises, LLC (1990)
Baseball Players (1995)                                                                  GLENN C. LOCKWOOD, 36
                                               CHARLES G. STALON, 68 (B,C)               Senior Vice President &
LAURENCE M. DOWNES, 40 (A)                     Independent Consultant on Energy          Chief Financial Officer (1988)
Chairman of the Board &                        Regulation (1994)
Chief Executive Officer                                                                  EVA I. SZAKAL, 49
New Jersey Resources Corporation (1985)        JOHN J. UNKLES, JR., 66 (C,D,E)           Vice President,
                                               Managing Director (retired)               Market Development (1997)
JOE B. FOSTER, 63 (C,D)                        Tucker Anthony, Inc. (1982)
Chairman & Chief Executive Officer                                                       (A)Member of Executive Committee
Newfield Exploration Company (1994)            GARY W. WOLF, 59 (A,B,C)                  (B)Member of Audit Committee
                                               Senior Partner                            (C)Member of Financial Policy Committee
HAZEL S. GLUCK, 63 (B,E)                       Cahill Gordon & Reindel (1996)            (D)Member of Management Development
President                                                                                   & Compensation Committee
The GluckShaw Group (1995)                     GEORGE R. ZOFFINGER, 49 (A,C,D)           (E)Member of Corporate Governance Committee
                                               President & Chief Executive Officer       Date represents year of affiliation with an
WARREN R. HAAS, 70 (B,D)                       Value Property Trust (1996)               NJR Company.
Vice President (retired)
Merrill Lynch Specialists, Inc. (1987)         DUNCAN THECKER, 82
                                               President
                                               Duncan Thecker Associates
                                               Director Emeritus (1982)