Form 10-K405, Exhibit 13
period 1998-09-30
NEW JERSEY RESOURCES CORP
filed 1998-12-24
CIK 356309

FINANCIAL  STATEMENTS


Consolidated Financial Statistics                           22

Operating Statistics and Stock History                      23

Management's Discussion and Analysis of Financial           24
Condition and Results of Operations

Independent Auditors' Report                                30

Consolidated Statements of Income                           31

Consolidated Statements of Common Stock Equity              31

Consolidated Statements of Cash Flows                       32

Consolidated Balance Sheets                                 33

Consolidated Statements of Capitalization                   34

Notes to Consolidated Financial Statements                  35


                     [New Jersey Resources LOGO]

                                         [New Jersey Resources Corporation LOGO]

CONSOLIDATED FINANCIAL STATISTICS
(Thousands, except per share data)


Fiscal years ended September 30,                  1998           1997           1996           1995           1994           1993
---------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
Operating Revenues                           $ 710,342      $ 696,544      $ 554,753      $ 460,179      $ 501,961      $ 451,168
                                             ------------------------------------------------------------------------------------
Operating Expenses
  Gas purchases                                483,715        465,552        327,991        251,086        286,352        251,856
  Operation and maintenance                     77,990         79,408         75,729         64,819         69,080         62,025
  Depreciation and amortization                 27,835         25,797         23,229         23,022         21,236         21,237
  Energy and other taxes                        36,758         43,240         49,357         45,900         53,670         52,615
  Federal income taxes                          18,945         20,764         18,671         15,967         16,569         13,726
  State income taxes                             4,477            321            176            117             74             97
                                             ------------------------------------------------------------------------------------
Total operating expenses                       649,720        635,082        495,153        400,911        446,981        401,556
                                             ====================================================================================
Operating Income                                60,622         61,462         59,600         59,268         54,980         49,612
Other income, net                                2,353            566             68            362             30            713
Interest charges, net                           19,633         20,513         21,001         24,082         21,619         20,130
                                             ------------------------------------------------------------------------------------
Income before Preferred Stock Dividends         43,342         41,515         38,667         35,548         33,391         30,195
Preferred stock dividends                        1,585          1,591          1,599          1,629          1,662          2,022
                                             ------------------------------------------------------------------------------------
Income from Continuing Operations               41,757         39,924         37,068         33,919         31,729         28,173
Loss from discontinued operations, net              --             --             --         (9,134)           545         (1,011)
Cumulative effect of change in accounting           --             --             --             --            721             --
                                             ------------------------------------------------------------------------------------
Net Income                                   $  41,757      $  39,924      $  37,068      $  24,785      $  32,995      $  27,162
                                             ====================================================================================
Capitalization
  Common stock equity                        $ 290,804      $ 278,436      $ 273,921      $ 258,919      $ 250,163      $ 230,313
  Redeemable preferred stock                    20,640         20,760         20,880         21,004         22,070         22,340
  Long-term debt                               326,741        291,407        303,363        352,227        323,590        310,996
                                             ------------------------------------------------------------------------------------
Total Capitalization                         $ 638,185      $ 590,603      $ 598,164      $ 632,150      $ 595,823      $ 563,649
                                             ====================================================================================
Property, Plant and Equipment
  Utility plant                              $ 895,321      $ 855,375      $ 811,484      $ 736,434      $ 691,757      $ 637,580
  Accumulated depreciation                    (237,150)      (216,302)      (196,354)      (182,080)      (168,299)      (155,618)
  Real estate properties                        24,490         22,897         45,010         49,509        104,309        102,369
  Accumulated depreciation                      (2,664)        (2,610)        (4,942)        (7,728)       (12,602)       (10,660)
  Oil and gas properties                            --             --             --             --         63,224         64,576
  Accumulated amortization                          --             --             --             --        (38,012)       (32,597)
                                             ------------------------------------------------------------------------------------
Property, Plant and Equipment, Net           $ 679,997      $ 659,360      $ 655,198      $ 596,135      $ 640,377      $ 605,650
                                             ====================================================================================
Capital Expenditures
  Utility plant                              $  42,847      $  46,193      $  48,216      $  47,286      $  54,506      $  53,420
  Real estate properties                         1,609            840          7,862          5,214          2,619          2,869
  Equity investments and other                   9,500          1,430          2,937          5,259            462            296
  Oil and gas properties                            --             --             --          1,250          1,517          9,216
                                             ------------------------------------------------------------------------------------
Total Capital Expenditures                   $  53,956      $  48,463      $  59,015      $  59,009      $  59,104      $  65,801
                                             ====================================================================================
Total Assets                                 $ 943,018      $ 879,061      $ 855,187      $ 826,364      $ 797,347      $ 738,662
                                             ====================================================================================

COMMON STOCK DATA
  Earnings per share from continuing
     operations - Basic                      $    2.35      $    2.22      $    2.06      $    1.93      $    1.86      $    1.70
  Earnings per share from continuing
     operations - Diluted                    $    2.33      $    2.21      $    2.05      $    1.93      $    1.85      $    1.69
  Earnings per share - Basic                 $    2.35      $    2.22      $    2.06      $    1.41      $    1.93      $    1.64
  Earnings per share - Diluted               $    2.33      $    2.21      $    2.05      $    1.41      $    1.93      $    1.63
  Dividends declared per share               $    1.64      $    1.60      $    1.55      $    1.52      $    1.52      $    1.52
  Payout ratio*                                     70%            72%            75%            79%            82%            90%
  Market price at year end                   $   35.63      $   32.38      $   28.00      $   25.88      $   21.13      $   29.13
  Dividend yield at year end                       4.6%           4.9%           5.6%           5.9%           7.2%           5.2%
  Price-earnings ratio                              15             15             14             18             11             18
  Book value per share                       $   16.33      $   15.57      $   15.15      $   14.55      $   14.46      $   13.69
  Market to book ratio at year end                 2.2            2.1            1.8            1.8            1.5            2.1
  Shares outstanding at year end                17,811         17,880         18,084         17,793         17,303         16,820
  Average shares outstanding - Basic            17,798         18,001         18,030         17,605         17,096         16,607
  Average shares outstanding - Diluted          17,894         18,052         18,052         17,607         17,107         16,623
  Return on average equity*                       14.2%          13.9%          13.4%          12.8%          12.7%          12.2%
                                             ====================================================================================

*Continuing operations

                       [NJ Natural Gas LOGO]

OPERATING STATISTICS


Fiscal years ended September 30,        1998         1997         1996         1995         1994         1993
-------------------------------------------------------------------------------------------------------------
Operating Revenues (thousands)
  Residential                       $307,994     $317,500     $311,081     $282,015     $308,196     $284,638
  Commercial and other                60,746       70,315       76,649       76,483       87,958       81,285
  Firm transportation                 19,500       15,586       13,316        4,864          255           --
                                    -------------------------------------------------------------------------
Total residential and commercial     388,240      403,401      401,046      363,362      396,409      365,923
Interruptible                          8,360        7,996        7,438       10,869       15,645       21,115
                                    -------------------------------------------------------------------------
Total system                         396,600      411,397      408,484      374,231      412,054      387,038
Off-system                           169,903      141,481       65,904       52,431       68,267       49,549
Appliance service revenues             9,468        8,712        6,241        5,586        4,886        4,516
                                    -------------------------------------------------------------------------
Total Operating Revenues            $575,971     $561,590     $480,629     $432,248     $485,207     $441,103
                                    =========================================================================
Throughput (Bcf)
  Residential                           35.2         37.0         40.1         33.9         38.5         36.3
  Commercial and other                   7.4          8.7         10.3         10.3         11.9         11.1
  Firm transportation                    6.6          5.5          4.5          1.6           .1           --
                                    -------------------------------------------------------------------------
Total residential and commercial        49.2         51.2         54.9         45.8         50.5         47.4
Interruptible                           10.6          9.7          9.8         12.4          8.2          7.6
                                    -------------------------------------------------------------------------
Total system                            59.8         60.9         64.7         58.2         58.7         55.0
Off-system and capacity release        104.9         83.2         61.6         62.6         46.7         20.8
                                    -------------------------------------------------------------------------
Total Throughput                       164.7        144.1        126.3        120.8        105.4         75.8
                                    =========================================================================
Customers at Year End
  Residential                        346,605      343,520      338,906      329,237      318,003      309,215
  Commercial and other                22,088       22,650       21,897       22,199       21,938       21,112
  Firm transportation                 16,495        7,647        2,002          880           27           --
                                    -------------------------------------------------------------------------
Total residential and commercial     385,188      373,817      362,805      352,316      339,968      330,327
Interruptible                             49           45           40           38           37           36
Off-system and capacity release           43           53           29           23           17            4
                                    -------------------------------------------------------------------------
Total Customers at Year End          385,280      373,915      362,874      352,377      340,022      330,367
                                    =========================================================================
Interest Coverage Ratio                 4.16         3.90         3.96         3.45         3.63         3.50
                                    -------------------------------------------------------------------------
Average Therm Use per Customer
  Residential                          1,016        1,061        1,184        1,031        1,211        1,175
  Commercial                           3,344        3,979        4,682        4,636        5,287        5,013
Degree Days                            4,354        4,787        5,715        4,877        5,064        5,048
Weather as a Percent of Normal            89%          97%         115%          98%         102%         103%
Maximum Day Sendout (Bcf)                 .4           .5           .5           .5           .5           .4
Number of Employees                      755          789          827          827          814          796
                                    =========================================================================


                                         [New Jersey Resources LOGO]

TWO YEAR STOCK HISTORY


The range of high and low sales prices as reported in The Wall Street Journal and dividends paid per share were as follows:

                               1998                       1997                Dividends Paid
                      ------------------------------------------------------------------------
Fiscal Quarter          HIGH           LOW          High         Low       1998           1997
FIRST                 $41 1/2       $31 15/16     $29 7/8      $26 3/4     $.40           $.39
SECOND                $39 3/16      $34 3/4       $30 1/2      $28 1/8     $.41           $.40
THIRD                 $40 1/16      $34 3/16      $33 5/8      $28 1/4     $.41           $.40
FOURTH                $37 3/16      $32 7/8       $33 7/8      $31         $.41           $.40

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND
RESULTS OF OPERATIONS                           New Jersey Resources Corporation




RESULTS OF OPERATIONS

CONSOLIDATED

Net income increased 5% to $41.8 million in 1998, compared with $39.9 million in 1997 and $37.1 million in 1996. The increase each year was primarily attributable to continued profitable customer growth in New Jersey Natural Gas Company (NJNG), the principal subsidiary of New Jersey Resources
Corporation (the Company).

Basic earnings per share increased 6% to $2.35 in 1998, compared with $2.22 in 1997 and $2.06 in 1996. Diluted earnings per share were $2.33, $2.21 and $2.05 in 1998, 1997 and 1996, respectively.

Dividends declared per share increased 2.5% to $1.64 in 1998, compared with $1.60 in 1997 and $1.55 in 1996.


NJNG OPERATIONS

NJNG is a natural gas distribution company that provides regulated energy and appliance services to more than 385,000 residential and commercial customers in central and northern New Jersey, and participates in the off-system sales and capacity release markets.

NJNG's financial results are summarized as follows:


(Thousands)                                   1998           1997           1996
                                          --------------------------------------
Gross margin
  Residential and
    commercial                            $152,781       $151,311       $147,078
  Firm transportation                       18,288         14,676         12,573
  Off-system and
    capacity release                         4,888          5,393          4,574
  Interruptible                                645            940            610
                                          --------------------------------------
Total gross margin                        $176,602       $172,320       $164,835
Appliance service revenues                $  9,468       $  8,712       $  6,241
Operating income before
  federal income taxes                    $ 75,566       $ 76,431       $ 71,976
Net income                                $ 39,105       $ 37,529       $ 35,606
                                          ======================================

GROSS MARGIN

Effective January 1, 1998, gross margin is defined as gas revenues less gas costs, sales tax and a transitional energy facilities assessment (TEFA). Gross margin provides a more meaningful basis for evaluating utility operations, since gas costs, sales tax and TEFA are passed through to customers and, therefore, have no effect on earnings. Gas costs are charged to operating expenses on the basis of therm sales at the rates included in NJNG's tariff. The Levelized Gas Adjustment (LGA) clause allows NJNG to recover gas costs that exceed the level reflected in its base rates. Sales tax is calculated at 6% of revenue and excludes sales to other utilities, off-system sales and federal accounts. TEFA is calculated on a per therm basis and excludes sales to other utilities and off-system sales. Prior to January 1, 1998, gross margin was defined as gas revenues less gas costs and gross receipts and franchise taxes (GRFT), which were replaced by the sales tax, state income tax and TEFA.

State income taxes are included in operating expenses. The revised tax structure will allow NJNG to be more competitive with other energy providers, and has not adversely impacted NJNG's net income. (See Note 1: Summary of Significant Accounting Policies).

The comparison of gross margin between periods will be impacted by the state tax change described above.

RESIDENTIAL AND COMMERCIAL

Residential and commercial (i.e., firm) gross margin is subject to a Weather-Normalization Clause (WNC), which provides for a revenue adjustment if the weather varies by more than one-half of 1% from normal, or 20-year average, weather. The WNC does not fully protect NJNG from factors such as unusually warm weather and declines in customer usage patterns, which were set at the conclusion of NJNG's last base rate case in January 1994. The accumulated adjustment from one heating season (i.e., October-May) is billed or credited to customers in subsequent periods. This mechanism reduces the variability of both customer bills and NJNG's earnings due to weather fluctuations.

NJNG added 11,819 and 11,708 new customers, and converted the heating systems of another 865 and 1,048 existing customers in 1998 and 1997, respectively. The growth in 1998 represents an annual increase of approximately 1.9 Billion cubic feet (Bcf), or 4.5%, in sales to firm customers.

Gross margin from sales to firm customers increased $1.5 million, or 1%, in 1998, and $4.2 million, or 3%, in 1997 due to customer growth, the impact of the WNC and state tax law changes.

Sales to firm customers were 42.6 Bcf in 1998, compared with 45.7 Bcf in 1997 and 50.4 Bcf in 1996. The decreases in sales were due to 9% and 15% warmer weather and the impact of customers switching to firm transportation service, which more than offset customer growth in 1998 and 1997, respectively.

The weather in 1998 was 11% warmer than normal, which, in accordance with the WNC, resulted in $12.2 million of gross margin being accrued for future recovery from customers. In 1997, warmer-than-normal weather resulted in $3.3 million of gross margin being accrued and recovered from customers in 1998. In 1996, colder-than-normal weather resulted in $11.9 million of gross margin being deferred and credited to customers in 1997.

In both 1999 and 2000, NJNG's goal is to add 11,800 to 12,000 new customers, and convert an additional 950 existing customers each year to natural gas heat. Achieving these goals would represent a customer growth rate of more than 3% and result in a sales increase of approximately 1.9 Bcf per year, assuming normal weather and average use, and increase gross margin under present rates by approximately $5.5 million per year.

                                                New Jersey Resources Corporation



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

A comprehensive agreement approved by the New Jersey Board of Public Utilities
(BPU) in September 1998 provides all NJNG customers the option to choose a natural gas supplier as early as January 1, 1999, which makes NJNG the first New Jersey energy supplier to make such an offer. In addition, the BPU approved the extension of existing margin-sharing programs as well as a new incentive program (see "Off-System and Capacity Release" below). As part of the agreement, the BPU also set forth a recovery schedule designed to collect $34.9 million of deferred gas costs over three years.

NJNG's goal is to continue to grow without increasing its base rates in order to remain competitive as the utility industry transitions to a more market-based environment.

FIRM TRANSPORTATION

Gross margin from firm transportation customers increased 25% to $18.3 million in 1998 as more customers chose this service. NJNG transported 6.6 Bcf for its firm customers in 1998, compared with 5.5 Bcf in 1997 and 4.5 Bcf in 1996.

At September 30, 1998 and 1997, NJNG provided firm transportation service to 16,495 and 7,647 customers, respectively. Transportation customers are expected to grow as customers select other suppliers. An additional 5,500 customers have executed contracts and will begin transportation service in 1999.

NJNG's total gross margin is not negatively impacted by customers who utilize its firm transportation service and purchase their gas from another supplier, as NJNG's tariffs are designed such that no profit is earned on the commodity portion of sales to firm customers, and all customers who do purchase gas from another supplier continue to utilize NJNG for transportation.

OFF-SYSTEM AND CAPACITY RELEASE

In order to reduce the overall cost of its gas supply commitments, NJNG has entered into contracts to sell gas to customers outside its franchise territory when the gas is not needed for system requirements. These sales enable NJNG to spread its fixed demand costs, which are charged by pipelines to access their supplies year round, over a larger and more diverse customer base. NJNG also participates in the capacity release market on the interstate pipeline network when the capacity is not needed for its own system requirements. Through September 30, 1998, NJNG retained 20% of the gross margin from these sales, with the balance credited to firm sales customers through the LGA clause. Effective October 1, 1998 through December 31, 2001, NJNG will retain 15% of the gross margin from these sales.

Also effective October 1, 1998, is a new incentive mechanism designed to reduce the fixed cost of NJNG's gas supply portfolio. Any savings achieved through the permanent reduction or replacement of capacity or other services will be shared between customers and shareowners. Under this program, NJNG retains 40% of the savings for the first 12 months following any transaction and retains 15% for the remaining period through December 31, 2001, with the balances credited to firm sales customers through the LGA clause.

NJNG's off-system sales totaled 62.2 Bcf and generated $2.6 million of gross margin in 1998, compared with 44.7 Bcf and $3 million of gross margin in 1997 and 23.8 Bcf and $1.6 million of gross margin in 1996. The gross margin generated by the capacity release program was $2.3 million in 1998, compared with $2.4 million in 1997 and $3 million in 1996. The margin decreases in both programs in 1998 were due primarily to warmer weather, which increased the availability of supply and capacity and resulted in lower margins per therm.

INTERRUPTIBLE

NJNG serves 49 customers through interruptible sales and/or transportation tariffs. Sales made under the interruptible sales tariff are priced on market-sensitive oil and gas parity rates. Although therms sold and transported to interruptible customers represented 6% of total throughput in 1998 and 7% in 1997, they accounted for less than 1% of the total gross margin in each year due to the margin-sharing formulas that govern these sales. Under these formulas, NJNG retains 10% of the gross margin from interruptible sales and 5% of the gross margin from transportation sales, with the balance credited to firm sales customers through the LGA clause. Interruptible sales were 2 Bcf in 1998, compared with 1.5 Bcf in 1997 and 1.4 Bcf in 1996. In addition, NJNG transported
8.6 Bcf, 8.2 Bcf and 8.4 Bcf in 1998, 1997 and 1996, respectively, for its interruptible customers.

APPLIANCE SERVICE REVENUES

Revenues from appliance service contracts and service calls increased 10% in 1998 due to the addition of 9,400 service contracts. Revenues increased 40% in 1997 due to an overall 30% increase in rates charged for such services effective April 1996. Costs related to this service work are primarily included in operation and maintenance expenses.

OPERATING INCOME BEFORE FEDERAL INCOME TAXES

Operating income before federal income taxes decreased 1% in 1998 and increased 6% in 1997. The 1998 results were adversely affected by reduced sales because of warmer winter weather and a higher level of depreciation expense on utility plant, which includes the capitalized costs of a new customer information and billing system (CIS) placed in service in 1997, which were partially offset by customer growth and increased appliance service revenues and lower operation and maintenance expenses. Operation and maintenance expenses declined by 1% due to lower fringe benefit costs and other cost control efforts. The 1997 increase was primarily due to higher gross margin and appliance service revenues, which more than offset higher operating expenses.

                                                New Jersey Resources Corporation



NET INCOME

Net income increased 4% to $39.1 million in 1998 and 5% to $37.5 million in 1997. The 1998 increase was due to lower interest expense and lower federal income taxes, which more than offset lower operating income before taxes. The 1997 increase was the result of increased operating income, which more than offset higher interest costs and income taxes.

ENERGY HOLDINGS OPERATIONS

NJR Energy Holdings Corporation's (Energy Holdings) consolidated financial results, which include NJR Energy Services Company (Energy Services), and New Jersey Natural Energy Company (Natural Energy), the Company's unregulated fuel and capacity management and marketing subsidiaries, and the continuing operations of NJR Energy Corporation (NJR Energy), which includes an equity investment in the Iroquois Gas Transmission System, L.P. (Iroquois), are summarized as follows:


(Thousands)                                    1998           1997          1996
                                           -------------------------------------
Revenues                                   $151,118       $144,343       $81,076
Gross margin                               $  5,122       $  6,930       $ 5,974
Operating income before
  federal income taxes                     $  3,346       $  4,932       $ 5,668
Net income                                 $  1,740       $  2,551       $ 2,884
                                           -------------------------------------

Energy Holdings' energy deliveries and gas under management increased to 82.9 Bcf in 1998, compared with 67.3 Bcf in 1997 and 28.7 Bcf in 1996. Retail sales were 6.7 Bcf in 1998, compared with 9.1 Bcf in 1997 and 8.9 Bcf in 1996. Natural Energy had 7,502 and 6,949 retail customers at September 30, 1998 and 1997, respectively. An additional 8,600 customers have executed contracts and will begin service in 1999. The increase is due to participation in residential pilot programs.

The decline in Energy Holdings' gross margin, operating income and net income in 1998 was primarily due to the impact of warmer weather, changes in state tax laws and increased competition. Operating income before federal income taxes and net income decreased in 1997, primarily due to lower retail marketing results, which more than offset increased wholesale marketing results.

NJR Energy's results include interest expense related to debt remaining after the discontinuance of the oil and natural gas production business in 1994. The Company plans to further reduce such debt from cash flow generated by its equity investment in Iroquois.

Future results are subject to Energy Holdings' ability to grow its retail customer base with more marketing services, expand its fuel management agreements and increase its wholesale marketing activity.

NJR DEVELOPMENT OPERATIONS

NJR Development Corporation's financial results, which consist solely of Commercial Realty & Resources Corp.'s (CR&R) operations, are summarized as follows:


(Thousands)                                   1998          1997           1996
                                            ------------------------------------
Revenues                                    $  758       $ 3,193        $ 4,272
Other income (loss), net                    $1,494       $   397        $  (439)
Net income (loss)                           $  487       $  (320)       $(1,494)
                                            ------------------------------------

In 1998, CR&R sold a 280,000 square-foot office building for $15.6 million. Included in Other income, net is an after-tax gain of $900,000 related to this transaction.

In 1996, CR&R entered into a sale-leaseback transaction, which generated a pre-tax gain of $17.8 million, which is included in Deferred revenue and is being amortized to Other income, net over 25 years in accordance with generally accepted accounting principles. The primary tenant of the facility, NJNG, is leasing the building under a long-term master lease agreement and continues to occupy a majority of the space in the building.

The net loss in 1997 was due primarily to interest expense related to debt remaining after the sale of certain real estate assets in 1996.

THE YEAR 2000 ISSUE

The Company's overall goal is to be Year 2000 ready. "Year 2000 ready" means that critical systems, devices, applications or business relationships have been evaluated and are expected to be suitable for continued use into and beyond the Year 2000, or contingency plans are in place.

The Company began addressing the Year 2000 issue in 1994 by assessing its enterprise computer systems, such as general ledger, payroll, inventory control, accounts receivable and CIS. The majority of these systems have been replaced and have been running the Company's day-to-day computing environment since 1995. The vendor of the software systems notified the Company that the new CIS, installed in August 1997, is Year 2000 compliant and the balance of the systems will be compliant with a scheduled system upgrade that will take place the first half of 1999.

In 1997, a Year 2000 Project was established to provide leadership and direction to the Year 2000 efforts throughout the Company and its subsidiaries. The project scope was also expanded to include "embedded" systems (such as chart recorders, data loggers and calibration equipment), end-user computing hardware and software, plant and corporate facilities, gas control hardware and software, meter reading equipment and remittance processing equipment, and business relationships with key suppliers and customers. Additionally, the Year 2000 Project includes intelligent devices used in field operations.

                                                New Jersey Resources Corporation



The Company is using a multi-step approach in conducting its Year 2000 Project. These steps are: inventory, assessment, remediation, testing, and contingency planning. The first step, an inventory of all systems and devices with potential Year 2000 problems, was completed in May 1998. The next step, also completed in May 1998, was to conduct an initial assessment of the inventory to determine the state of its Year 2000 readiness. As part of the assessment phase, remediation strategies are being identified and remediation cost estimates are being developed. The Company will utilize both internal and external resources to remediate and test for Year 2000 readiness. The testing and contingency phases are scheduled to end in August 1999. The Company has initiated formal communications with the suppliers with which it has active contracts to determine the extent to which the Company is vulnerable to those third parties' failure to remediate their own Year 2000 issues. Key vendors have been mailed surveys regarding their Year 2000 compliance, however not all responses have been received. The Company will continue to pursue its key vendors to obtain their Year 2000 readiness.

COSTS

The capitalized costs through September 30, 1998 of updating its enterprise computer systems, including the CIS described above, was $18 million. The Company expects to incur $6.4 million in 1999 for projects which will also address Year 2000 readiness, of which $6.1 million is for new software and hardware which the Company expects to capitalize. The costs of the projects and the date on which the Company plans to complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third parties' Year 2000 readiness and other factors.

RISK ASSESSMENT

At this time, the Company believes its most reasonably likely worst case scenario is a temporary disruption of service to its gas customers, including the disruptions caused by key vendors on which the Company relies for its gas deliveries. In particular, the Company believes that most of the gas movement components can be manually controlled. The Company has been informed that our major gas supplier will have staff standing by at the time of transition. The Company is assessing the risk of these scenarios and is formulating contingency plans, currently scheduled to be completed during the second quarter of 1999, to mitigate the potential impact.

CONTINGENCY PLANS

Contingency plans will be prepared so that the Company's critical business processes can be expected to continue to function on January 1, 2000 and beyond. The Company's contingency plans will be structured to address both remediation of systems and their components and overall business operating risk. The work on the contingency plan is focusing primarily on high priority items that affect customer safety, continuation of service and revenue. These plans are intended to mitigate both internal risks as well as potential risks in the supply chain of the Company's suppliers and customers.

The Company's Year 2000 project is designed to provide corrective action with respect to Year 2000 risks. If the plan is not successfully carried out in a timely manner, or if unforeseen events occur, Year 2000 problems could have a material adverse impact on the Company. Management does not expect such problems to have such an effect on its financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED

The Company obtains its common equity requirements, if any, through issuances of its common stock, including the proceeds from its Automatic Dividend Reinvestment Plan (DRP). In 1996, the DRP was amended to allow for the purchase of shares on the open market. The Company can switch funding options once in any three-month period. In September 1996, the Company implemented a one-million share repurchase program, and through September 30, 1998, has repurchased 522,670 shares.

The Company provides the debt requirements for its unregulated companies, while NJNG satisfies its debt needs by issuing short-term and long-term debt based upon its own financial profile. In order to meet the working capital and external debt financing requirements of the unregulated companies, as well as its own working capital needs, the Company maintains committed credit facilities totaling $135 million with a number of banks.

It is the Company's objective to maintain a consolidated capital structure that reflects the different characteristics of each business segment and provides adequate financial flexibility for accessing capital markets as required. Based upon its existing mix of investments, it is the Company's goal to achieve a common equity ratio of approximately 50%.

At September 30, the Company's consolidated capital structure was as follows:

                                                         1998              1997
                                                         ----------------------
Common stock equity                                        46%               47%
Preferred stock                                             3                 4
Long-term debt                                             51                49
                                                         ----------------------
Total                                                     100%              100%
                                                         ----------------------

NJNG

The seasonal nature of NJNG's operations creates large short-term cash requirements, primarily to finance gas purchases and customer accounts receivable. NJNG obtains working capital for these requirements, as well as for the temporary financing of construction expenditures, sinking fund needs and energy tax payments through the issuance of commercial paper and short-term bank loans. To support the issuance of commercial paper, NJNG maintains committed credit facilities totaling $90 million with a number of commercial banks.

                                                New Jersey Resources Corporation



CAPITAL REQUIREMENTS

NJNG's capital requirements for 1996 through 1998 and projected amounts through 2000 are as follows:


                                 Maturities and        Redemption
                 Construction     redemption of      of preferred
(Thousands)      expenditures     long-term debt            stock          Total
                 ---------------------------------------------------------------
1996                 $48,216            $ 7,364           $   124        $55,704
1997                 $46,193            $ 8,182           $   120        $54,495
                 ---------------------------------------------------------------
1998                 $42,847            $38,192           $   120        $81,159
                 ---------------------------------------------------------------
1999                 $54,000            $20,000           $20,120        $94,120
2000                 $50,000                 --           $   120        $50,120
                 ---------------------------------------------------------------

The level of construction expenditures results primarily from the need for services, mains and meters to support NJNG's continued customer growth and general system maintenance. Optional redemption activity included $38 million, $7 million and $6 million of First Mortgage Bonds in 1998, 1997 and 1996, respectively. In September 1998, NJNG received approval from the BPU to establish a $60 million medium-term note program. On October 26, 1998, NJNG redeemed its $20 million 7.72% Redeemable Preferred Stock. NJNG currently plans to redeem its $20 million 10.1% Series S Bonds in 1999, subject to market and other conditions.

FINANCING

(Thousands)                                 1998            1997            1996
                                         ---------------------------------------
Cash flow                                $75,665         $68,781         $66,955
External financing
  Common stock                           $ 6,552              --         $ 5,037
  Long-term debt                         $40,045         $ 6,500         $26,000
                                         ---------------------------------------

Cash flow, defined as net income adjusted for depreciation, amortization of deferred charges and the change in deferred income taxes, represents the cash generated from operations available for capital expenditures, dividends, working capital and other requirements. Cash flow increased in 1998 and 1997 due primarily to higher earnings and deferred tax benefits.

NJNG's external financing requirements are expected to be $50 million in 1999 and none in 2000. It is currently anticipated that they will be met through additional issuances of short-term and long-term debt. The timing and mix of these issuances will be geared toward maintaining a common equity ratio of approximately 50%, which is consistent with maintaining its current short-term and long-term credit ratings.

ENERGY HOLDINGS

Energy Holdings' capital requirements and financing activity for 1996 through 1998 were as follows:


(Thousands)                                  1998          1997            1996
                                          --------------------------------------
Capital expenditures and
  equity investments                      $ 2,000       $ 1,430        $  2,937
Cash flow                                 $ 2,028       $ 2,694        $  1,445
Asset sales                                    --       $ 9,087        $ 19,414
External financing
  Common stock                                 --            --        $    600
  Long-term debt                          $19,306       $(9,765)       $(22,222)
                                          --------------------------------------

NJR Energy invested $2 million in 1998 for an equity interest in Capstone Turbine Corporation, a developer of energy efficient gas-fired microturbine units which produce electricity. Energy Holdings' cash flow in 1998 declined due to lower earnings.

NJR Energy sold its interest in Market Hub Partners, L.P. for $9.1 million in 1997. Proceeds from the sale were used to reduce debt.

Energy Holdings does not currently expect any significant capital expenditures or external financing requirements in 1999.

NJR DEVELOPMENT

CR&R's capital requirements and financing activity for 1996 through 1998 were as follows:


(Thousands)                                 1998           1997            1996
                                        ----------------------------------------
Capital expenditures                    $  1,609        $   840        $  7,862
Cash flow                               $  1,376        $   (14)       $(11,490)
Asset sales                             $ 15,600        $ 7,031        $ 77,855
External financing
  Long-term debt                        $(11,580)       $(2,596)       $(58,379)
                                        ----------------------------------------

Proceeds from asset sales have been used by the Company to reduce debt, while the changes in cash flow in each year reflect the tax payments related to the asset sales.

CR&R currently has 183 acres of undeveloped land and two, fully-occupied buildings totaling 25,000 square-feet.

Capital expenditures were $1.6 million in 1998 in connection with the construction of a 21,000 square-foot, build-to-suit office building, which is supported by a ten-year lease.

CR&R's future capital expenditures will be limited to the fit-up of existing tenant space and additional investments to preserve the value of its real estate holdings.

                                                New Jersey Resources Corporation



FINANCIAL RISK MANAGEMENT

COMMODITY MARKET RISKS

The regulated and unregulated natural gas businesses of the Company and its subsidiaries are subject to market risk due to fluctuations in the price of natural gas. To hedge against such fluctuations, the Company and its subsidiaries have entered into futures contracts, options agreements and over-the-counter swap agreements. The Company's natural gas businesses are conducted through three of its operating subsidiaries. First, NJNG is a regulated utility whose recovery of gas costs is protected by the LGA, but to further hedge against price fluctuations, utilizes futures and options through its financial risk management program. Second, Energy Services has entered into fixed-price sales contracts with wholesale customers for an aggregate of approximately .7 Bcf of natural gas at prices ranging from $2.16 to $2.56 per Mmbtu. Energy Services has also hedged its commitments to purchase natural gas for the retail customers of Natural Energy and hedged purchases and sales of storage gas. Finally, NJR Energy has entered into a long-term, fixed-price contract to sell approximately 30.9 Bcf of natural gas to a gas marketing company at prices ranging from $2.43 to $4.41 per Mmbtu.

Natural gas is a nationally traded commodity, and its prices are effectively determined by the New York Mercantile Exchange (NYMEX) and over-the-counter markets. The prices on the NYMEX and over-the-counter markets generally reflect the national balance of natural gas supply and demand, but are also influenced significantly from time to time by other events.

NJNG entered into futures contracts to buy and sell 8.1 Bcf of natural gas through October 1999 at prices ranging from $1.995 to $2.72 per Mmbtu, and as of September 30, 1998, NJNG had a deferred unrealized gain of approximately $239,000 from these contracts.

As of September 30, 1998, Energy Services had entered into futures contracts to buy 5.3 Bcf of natural gas through July 2000, at prices ranging from $1.885 to $2.79 per Mmbtu, and had a deferred unrealized gain of $613,000 from these futures contracts. Energy Services also entered into natural gas swap agreements in order to hedge its risks on 5.1 Bcf of natural gas. As of September 30, 1998, Energy Services had a deferred unrealized loss of approximately $162,000 from these swap agreements.

NJR Energy has hedged both its price and physical delivery risks associated with its long-term, fixed-price sales contract with a gas marketing company (the "Gas Sale Contract"). To hedge its price risk, NJR Energy entered into two swap agreements. Under the terms of these two swap agreements, NJR Energy will pay to the counterparties the identical fixed price it receives from the gas marketing company in exchange for the payment by the counterparties of an index price plus a spread per Mmbtu for the total volumes under the Gas Sale Contract. The swap agreements were effective as of November 1995. In order to hedge its physical delivery risk, NJR Energy entered into a purchase contract with a second gas marketing company for the identical volumes it is obligated to sell under the Gas Sale Contract. NJR Energy has agreed to pay this second gas marketing company the identical floating price it receives under the swap agreements mentioned above.

To manage these instruments, the Company has well-defined risk management policies and procedures, which include volumetric limits and monetary guidelines.

All of the futures contracts, options and swap agreements described above are held for hedging, rather than trading purposes. As of September 30, 1998, the Company does not have any options outstanding. With respect to futures contracts and swap agreements, the Company has performed a sensitivity analysis to estimate its exposure to market risk arising from natural gas price fluctuations using the net futures positions and the net swaps positions. Futures contracts and swap agreements are substantially all settled at the NYMEX settlement date and the related natural gas quantity is purchased or sold in the physical market and, therefore, their notional values, which represent the absolute sum of all outstanding natural gas futures contracts or swap agreements, as the case may be, are not accurate measurements of risk to the Company from those futures contracts or swap agreements. With respect to natural gas futures contracts as of September 30, 1998, in the event of a hypothetical 10 percent change in natural gas prices, the value of the Company's contracts would change by approximately $1.2 million. With respect to natural gas swap agreements as of September 30, 1998, in the event of a hypothetical 10 percent change in natural gas prices, the value of such agreements would change by approximately $690,000 (in addition to the deferred unrealized loss of approximately $162,000 discussed above). However, any such additional changes in value under the futures contracts and the swap agreements would be substantially offset by a corresponding change on the related underlying contracts that are being hedged.

INTEREST RATE RISK

NJNG has total variable rate debt of $97 million, of which $56 million has been hedged by the purchase of a 6.5% interest rate cap through the year 2003. According to the Company's sensitivity analysis, NJNG's annual interest rate exposure on the $56 million, based on the difference between current average rates and the 6.5% interest rate cap, is limited to $1.1 million, net of tax. If interest rates were to change by 100 basis points on the remaining $41 million of variable rate debt, NJNG's interest expense, net of tax, would change by $242,000. The Company also has variable rate debt of $59.3 million, of which $15 million is hedged through an interest rate swap agreement which fixes interest at 9.5%. According to the Company's sensitivity analysis, if interest rates were to change by 100 basis points on the remaining $44.3 million, interest expense, net of tax, would change by $261,000. Subsequent to the expiration of the interest rate swap agreement in June 1999, a 100 basis point change would result in an additional $89,000 annual change in interest expense, net of tax.

EFFECTS OF INFLATION

Although inflation rates have been low to moderate in recent years, any change in price levels has an effect on operating results due to the capital intensive and regulated nature of the Company's principal subsidiary. The Company attempts to minimize the effects of inflation through cost control, productivity improvements and regulatory actions where appropriate.

NEW ACCOUNTING STANDARDS

See Note 1 to the Consolidated Financial Statements for a discussion of new accounting standards.

                                                New Jersey Resources Corporation



INFORMATION CONCERNING
FORWARD LOOKING STATEMENTS

Certain statements contained in this report (other than the financial statements and other statements of historical fact), including statements as to management expectations and beliefs presented in the Chairman's Letter, statements made in Management's Discussion and Analysis under the captions "NJNG Operations - Gross Margin; - Residential and Commercial; - Firm Transportation; - "Energy Holdings Operations", "The Year 2000 Issue"; "Liquidity and Capital Resources" and statements made in the Notes to Consolidated Financial Statements under the captions "Summary of Significant Accounting Policies - New Accounting Standards," "Financial Instruments and Risk Management", and "Commitments and Contingent Liabilities", are forward-looking statements. Forward-looking statements are made based upon management's expectations and belief concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management.

The Company wishes to caution readers that the assumptions which form the basis for forward-looking statements with respect to or that may impact financial results and capital requirements for fiscal 1999 and thereafter include many factors that are beyond the Company's ability to control or estimate precisely, such as estimates of future market conditions and the behavior of other market participants. Among the factors that could cause actual results to differ materially from estimates reflected in such forward-looking statements are weather conditions, economic conditions, and demographic changes in NJNG's service territory, fluctuations in energy commodity prices, conversion activity and other marketing efforts, the conservation efforts of NJNG's customers, the ability to extend certain fuel management contracts, unknown Year 2000 related problems, the pace of deregulation of retail gas markets, competition for the acquisition of gas, the regulatory and pricing policies of federal and state regulatory agencies, legislative changes due to legislation in the New Jersey Senate and the Assembly, the availability of Canada's reserves for export to the United States and other regulatory changes.

The Company does not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.


                                                    [Deloitte & Touche LLP LOGO]

INDEPENDENT AUDITORS' REPORT

To the Shareowners and Board of Directors of New Jersey Resources Corporation:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New Jersey Resources Corporation and its subsidiaries (the Company) as of September 30, 1998 and 1997 and the related consolidated statements of income, common stock equity and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1998 in conformity with generally accepted accounting principles.

We have also previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets and consolidated statements of capitalization as of September 30, 1996, 1995, 1994, and 1993, and the related consolidated statements of income, common stock equity and cash flows for the years ended September 30, 1995, 1994 and 1993 (none of which are presented herein) and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the Selected Financial Data for each of the six years in the period ended September 30, 1998 for the Company, presented on page 22, is fairly stated in all material respects, in relation to the consolidated financial statements from which it has been derived.



[Deloitte & Touche LLP]
Parsippany, New Jersey
October 29, 1998

                                                New Jersey Resources Corporation



CONSOLIDATED STATEMENTS OF INCOME

(Thousands, except per share data)

Fiscal years ended September 30,                    1998        1997        1996
--------------------------------------------------------------------------------
Operating Revenues                              $710,342    $696,544    $554,753
                                                --------------------------------
Operating Expenses
  Gas purchases                                  483,715     465,552     327,991
  Operation and maintenance                       77,990      79,408      75,729
  Depreciation and amortization                   27,835      25,797      23,229
  Energy and other taxes                          36,758      43,240      49,357
  Federal income taxes                            18,945      20,764      18,671
  State income taxes                               4,477         321         176
                                                --------------------------------
Total operating expenses                         649,720     635,082     495,153
                                                --------------------------------
Operating Income                                  60,622      61,462      59,600
                                                --------------------------------
Other Income, Net                                  2,353         566          68
                                                --------------------------------
Interest Charges, Net
  Long-term debt                                  16,760      18,626      20,123
  Short-term debt and other                        2,873       1,887         878
                                                --------------------------------
Total interest charges, net                       19,633      20,513      21,001
                                                --------------------------------
Income before Preferred Stock Dividends           43,342      41,515      38,667
Preferred stock dividends                          1,585       1,591       1,599
                                                --------------------------------
Net Income                                      $ 41,757    $ 39,924    $ 37,068
                                                --------------------------------
Earnings per Share - Basic                      $   2.35    $   2.22    $   2.06
Earnings per Share - Diluted                    $   2.33    $   2.21    $   2.05
                                                --------------------------------
Dividends per Common Share                      $   1.64    $   1.60    $   1.55
                                                --------------------------------
Average Shares Outstanding - Basic                17,798      18,001      18,030
Average Shares Outstanding - Diluted              17,894      18,052      18,052
                                                --------------------------------

CONSOLIDATED
STATEMENTS OF COMMON STOCK EQUITY               New Jersey Resources Corporation


(Thousands)                                           Number of        Common        Premium on   Treasury Stock       Retained
                                                         Shares         Stock      Common Stock        and Other       Earnings
                                                      -------------------------------------------------------------------------
Balance at September 30, 1995                           17,793        $44,481          $203,499         $    (49)      $ 10,988
Net income                                                                                                               37,068
Common stock issued under stock plans                      325            814             6,017
Cash dividends declared                                                                                                 (27,969)
Treasury stock and other                                   (34)                                             (928)
                                                      -------------------------------------------------------------------------
Balance at September 30, 1996                           18,084         45,295           209,516             (977)        20,087
Net income                                                                                                               39,924
Common stock issued under stock plans                       36             90               869
Cash dividends declared                                                                                                 (28,807)
Treasury stock and other                                  (240)                                           (7,561)
                                                      -------------------------------------------------------------------------
Balance at September 30, 1997                           17,880         45,385           210,385           (8,538)        31,204
Net income                                                                                                               41,757
Common stock issued under stock plans                      180            449             7,645
Cash dividends declared                                                                                                 (29,219)
Treasury stock and other                                  (249)                                           (8,264)
                                                      -------------------------------------------------------------------------
BALANCE AT SEPTEMBER 30, 1998                           17,811        $45,834          $218,030         $(16,802)      $ 43,742
                                                      =========================================================================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS           New Jersey Resources Corporation
(Thousands)



Fiscal years ended September 30,                               1998         1997         1996
---------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                               $ 41,757     $ 39,924     $ 37,068
  Adjustments to reconcile net income to cash flows
    Depreciation and amortization                            27,835       25,797       23,229
    Amortization of deferred charges                          2,716        1,118        3,385
    Deferred income taxes                                     6,989        4,720       (7,211)
    Changes in working capital                              (48,967)       5,485        3,232
    Other, net                                               (9,270)      (9,868)      (1,924)
                                                           ----------------------------------
Net cash flows from operating activities                     21,060       67,176       57,779
                                                           ----------------------------------
Cash Flows from (used in) Financing Activities
  Proceeds from long-term debt                               75,345           --       20,000
  Proceeds from common stock                                  6,579          313        6,868
  Payments of long-term debt                                (38,192)     (13,182)     (81,564)
  Payments of preferred stock                                  (120)        (120)        (124)
  Purchases of treasury stock                                (9,240)      (7,410)          --
  Payments of common stock dividends                        (29,076)     (28,711)     (27,663)
  Net change in short-term debt                              12,700       13,000       (1,400)
                                                           ----------------------------------
Net cash flows from (used in) financing activities           17,996      (36,110)     (83,883)
                                                           ----------------------------------
Cash Flows (used in) from Investing Activities
  Expenditures for
    Utility plant                                           (42,847)     (46,193)     (48,216)
    Real estate properties                                   (1,609)        (840)      (7,862)
    Equity investments and other                             (9,500)      (1,430)      (2,937)
    Cost of removal                                          (3,691)      (4,062)      (3,757)
  Proceeds from sale of assets                               15,600       16,118       98,619
                                                           ----------------------------------
Net cash flows (used in) from investing activities          (42,047)     (36,407)      35,847
                                                           ----------------------------------
Net change in cash and temporary investments                 (2,991)      (5,341)       9,743
Cash and temporary investments at beginning of the year       5,467       10,808        1,065
                                                           ----------------------------------
Cash and temporary investments at end of the year          $  2,476     $  5,467     $ 10,808
                                                           ==================================
Changes in Components of Working Capital
  Construction fund                                        $(16,000)    $  6,500     $  6,000
  Receivables                                                  (810)     (14,465)      (4,805)
  Inventories                                               (17,046)       7,179      (11,630)
  Deferred gas costs                                         (3,730)     (13,938)      (3,380)
  Purchased gas                                             (10,418)      24,241        2,402
  Accrued and prepaid taxes, net                              4,854       10,728         (734)
  Customers' credit balances and deposits                       126      (10,319)       7,805
  Other, net                                                 (5,943)      (4,441)       7,574
                                                           ----------------------------------
Total                                                      $(48,967)    $  5,485     $  3,232
                                                           ==================================
Supplemental Disclosures of Cash Flows Information
Cash paid during the year for
  Interest (net of amounts capitalized)                    $ 18,287     $ 18,297     $ 18,198
  Income taxes                                             $ 10,660     $  5,991     $ 24,781
Non-cash investing and financing activities
  Capital lease                                                  --           --     $ 31,850
                                                           ----------------------------------

The accompanying notes are an integral part of these statements.

CONSOLIDATED BALANCE SHEETS                     New Jersey Resources Corporation
(Thousands)


September 30,                                                1998          1997
--------------------------------------------------------------------------------
Assets
Property, Plant and Equipment
  Utility plant, at cost                                $ 895,321     $ 855,375
  Real estate properties, at cost                          24,490        22,897
                                                        -----------------------
                                                          919,811       878,272
  Accumulated depreciation and amortization              (239,814)     (218,912)
                                                        -----------------------
Property, plant and equipment, net                        679,997       659,360
                                                        -----------------------
Current Assets
  Cash and temporary investments                            2,476         5,467
  Construction fund                                        16,000            --
  Customer accounts receivable                             48,805        45,900
  Unbilled revenues                                         3,795         3,998
  Allowance for doubtful accounts                          (1,907)       (1,527)
  Gas in storage, at average cost                          52,797        34,152
  Materials and supplies, at average cost                   3,846         5,445
  Prepaid state taxes                                      11,752        12,089
  Deferred gas costs                                       16,589        15,070
  Assets held for sale, net                                    --        13,386
  Other                                                     7,324         6,377
                                                        -----------------------
Total current assets                                      161,477       140,357
                                                        -----------------------
Deferred Charges and Other
  Equity investments                                        9,196         7,086
  Regulatory assets                                        40,297        38,635
  Long-term deferred gas costs                             21,833        19,622
  Other                                                    30,218        14,001
                                                        -----------------------
Total deferred charges and other                          101,544        79,344
                                                        -----------------------
Total Assets                                            $ 943,018     $ 879,061
                                                        =======================
Capitalization and Liabilities
Capitalization
  Common stock equity                                   $ 290,804     $ 278,436
  Redeemable preferred stock                               20,640        20,760
  Long-term debt                                          326,741       291,407
                                                        -----------------------
Total capitalization                                      638,185       590,603
                                                        -----------------------
Current Liabilities
  Current maturities of long-term debt                      1,957           138
  Short-term debt                                          60,700        48,000
  Purchased gas                                            47,461        57,879
  Accounts payable and other                               29,706        28,632
  Dividends payable                                         7,304         7,161
  Accrued taxes                                             7,029         5,781
  Customers' credit balances and deposits                  13,652        13,526
                                                        -----------------------
Total current liabilities                                 167,809       161,117
                                                        -----------------------
Deferred Credits
  Deferred income taxes                                    73,759        63,501
  Deferred investment tax credits                          10,628        10,934
  Deferred revenue                                         19,375        20,551
  Other                                                    33,262        32,355
                                                        -----------------------
Total deferred credits                                    137,024       127,341
                                                        -----------------------
Commitments and Contingent Liabilities (Note 10)
Total Capitalization and Liabilities                    $ 943,018     $ 879,061
                                                        =======================

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CAPITALIZATION       New Jersey Resources Corporation
(Thousands)


September 30,                                                                                            1998              1997
Common Stock Equity
  Common stock, $2.50 par value, authorized 50,000,000 shares;
    issued shares 1998-18,333,655; 1997-18,153,545                                                  $  45,834         $  45,385
  Premium on common stock                                                                             218,030           210,385
  Treasury stock at cost and other; 1998 - 522,670 shares; 1997 - 273,900 shares                      (16,802)           (8,538)
  Retained earnings                                                                                    43,742            31,204
                                                                                                    ---------------------------
Total common stock equity                                                                             290,804           278,436
                                                                                                    ---------------------------
Redeemable Preferred Stock
New Jersey Natural Gas Company
  $100 par value, cumulative; authorized shares
  1998 - 516,400; 1997 - 517,600; outstanding shares
  5.65% series - 1998 - 6,400; 1997 - 7,600                                                               640               760
  7.72% series - 1998 and 1997 - 200,000                                                               20,000            20,000
                                                                                                    ---------------------------
Total redeemable preferred stock                                                                       20,640            20,760
                                                                                                    ---------------------------

Long-Term Debt
New Jersey Natural Gas Company
  First mortgage bonds                                     Maturity date
  9%            Series Q                                   December 1, 2017                                --            13,500
  10.10%        Series S                                   June 1, 2009                                18,200            20,000
  7.05%         Series T                                   March 1, 2016                                   --             9,545
  7.25%         Series U                                   March 1, 2021                                   --            15,000
  7.50%         Series V                                   December 1, 2002                            25,000            25,000
  5.38%         Series W                                   August 1, 2023                              10,300            10,300
  6.27%         Series X                                   November 1, 2008                            30,000            30,000
  6.25%         Series Y                                   August 1, 2024                              10,500            10,500
  8.25%         Series Z                                   October 1, 2004                             25,000            25,000
  Variable      Series AA                                  August 1, 2030                              25,000            25,000
  Variable      Series BB                                  August 1, 2030                              16,000            16,000
  6.88%         Series CC                                  October 1, 2010                             20,000            20,000
  Variable      Series DD                                  September 1, 2027                           13,500                --
  Variable      Series EE                                  January 1, 2028                              9,545                --
  Variable      Series FF                                  January 1, 2028                             15,000                --
  Variable      Series GG                                  April 1, 2033                               18,000                --
  Capital lease obligation                                                                             31,396            31,562
                                                                                                    ---------------------------
Total                                                                                                 267,441           251,407
                                                                                                    ---------------------------

New Jersey Resources Corporation
  Revolving credit agreements, at floating rates           October 1, 1999 - January 1, 2000           59,300            40,000
                                                                                                    ---------------------------
Total long-term debt                                                                                  326,741           291,407
                                                                                                    ---------------------------

Total Capitalization                                                                                $ 638,185         $ 590,603
                                                                                                    ---------------------------



The accompanying notes are an integral part of these statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS                            New Jersey Resources Corporation


1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS

New Jersey Resources Corporation (the Company) is an energy services holding company providing retail and wholesale natural gas and related energy services to customers from the Gulf Coast to New England. Its principal subsidiary, New Jersey Natural Gas Company (NJNG), provides regulated natural gas and appliance services in central and northern New Jersey and participates in the off-system sales and capacity release markets. Other operating subsidiaries include New Jersey Natural Energy Company (Natural Energy) and NJR Energy Services Company (Energy Services), the Company's unregulated marketing and fuel and capacity management subsidiaries, NJR Energy Corporation (NJR Energy), an investor in energy-related ventures, and Commercial Realty and Resources Corp. (CR&R), a commercial real estate developer.

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

UTILITY PLANT AND DEPRECIATION

Depreciation is computed on a straight-line basis for financial statement purposes, using rates based on the estimated average lives of the various classes of depreciable property. The composite rate of depreciation was 3.36% of average depreciable property in 1998, 3.25% in 1997 and 3.12% in 1996. When depreciable properties are retired, the original cost thereof, plus cost of removal less salvage, is charged to accumulated depreciation.

UTILITY REVENUES

Customers are billed through monthly cycle billings on the basis of actual or estimated usage. Revenues are based upon service rendered.

GAS PURCHASES

NJNG's tariff includes a Levelized Gas Adjustment (LGA) clause, which is normally revised on an annual basis. Under this clause, NJNG projects its cost of gas, net of supplier refunds and credits from non-firm sales and transportation activities, over the subsequent 12 months and recovers the excess, if any, of such projected costs over those included in its base rates through levelized charges to customers. Any under- or over-recoveries are deferred and reflected in the LGA clause in subsequent years.

STATE OF NEW JERSEY TAX REFORM

In January 1998, the utility gross receipts tax formula was replaced with a state sales tax, a state income tax and a transitional energy facilities assessment (TEFA). The TEFA will be gradually phased out between 1999 and 2002. The new law requires that all energy providers in the state be subject to the sales and state income taxes. Previously, non-utility providers of energy were not subject to the gross receipts and franchise tax.

INCOME TAXES

Deferred income taxes are calculated in conformance with Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes" (SFAS 109) (See Note 6: Income Taxes).

Investment tax credits have been deferred and are being amortized as a reduction to the tax provision over the average lives of the related property.

CAPITALIZED INTEREST

The Company's capitalized interest totaled $714,000 in 1998, $1.3 million in 1997 and $1.4 million in 1996.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs (See Note 9: Financial Instruments and Risk Management).

REGULATORY ASSETS

Regulatory Assets at September 30, 1998 and 1997 consist of the following items:


(Thousands)                                  1998        1997
                                          -------------------
Remediation costs (Note 10)               $35,243     $35,316
Postretirement costs (Note 8)               4,885       3,615
Other                                         169        (296)
                                          -------------------
Total                                     $40,297     $38,635
                                          -------------------

Included in Other Deferred Credits are the following items:


(Thousands)                                  1998        1997
                                          -------------------
Remediation costs (Note 10)               $27,500     $27,500
Postretirement costs (Note 8)               4,617       3,524
                                          -------------------
Total                                     $32,117     $31,024
                                          -------------------

STATEMENTS OF CASH FLOWS

For purposes of reporting cash flows, all temporary investments with maturities of three months or less are considered cash equivalents.

                                                New Jersey Resources Corporation



NEW ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Boards (FASB) issued SFAS No. 130 "Reporting Comprehensive Income" and SFAS No. 131 "Disclosure About Segments of an Enterprise and Related Information." In February 1998, the FASB also issued SFAS No. 132 "Employers' Disclosures about Pensions and Other Postretirement Benefits." These statements must be adopted by fiscal 1999. It is management's opinion that these statements will not have a material effect on either its financial condition or results of operations. In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Investments and Hedging Activities," which must be adopted by the quarter ended December 31, 1999. The Company is currently evaluating the effects of SFAS No. 133 on its financial condition and results of operations, which will vary based on the Company's use of derivative instruments at the time of adoption.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year reporting.

USE OF ESTIMATES

The consolidated financial statements of the Company include estimates and assumptions of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual future results may differ from such estimates.

2. COMMON STOCK

At September 30, 1998, there were 1,238,585 shares reserved for issuance under the Company's Automatic Dividend Reinvestment, Employee Stock Ownership and Retirement Savings Plans.

A total of 750,000 shares are reserved for issuance to employees under the Long-Term Incentive Compensation Plan (the Plan) at the discretion of the Board of Directors. At September 30, 1998, there were 352,967 shares remaining for issuance or grant under the Plan. The Company issued 22,461 shares in 1997 with a related annual expense of approximately $224,000, which vest over a three-year period and are subject to the Company achieving certain performance targets.

All options granted under the Plan have been non-qualified stock options. They give a right to purchase the Company's common stock at prices no less than the closing price on the date of grant. Generally no option can be exercised before one year or more than 10 years from the date of each grant.

A total of 175,000 shares are reserved for issuance to outside directors under the Restricted Stock and Stock Option Program for Outside Directors (the Program). Under the Program, each director received an award of 200 shares of restricted stock which vests over four years. Each director is also granted 5,000 options upon joining the Board. A Supplemental Stock Option Program (Supplemental Program) was approved by the Board of Directors, effective October 1, 1998. The Supplemental Program provides that each director receives an annual grant of 1,500 options. All other terms of the Program remain the same. In 1998, 200 shares were issued and none were forfeited. At September 30, 1998, there were 60,750 shares remaining for issuance or grant under the Program, including the Supplemental Program. All options granted under the Program allow for purchase of common stock at prices equal to the closing price on the date of grant, and no option can be exercised before one year or more than 10 years from the date of each grant.

In 1995, the FASB issued SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company will continue to apply Accounting Principles Board Opinion No. 25 and its related interpretations in accounting for its stock-based plans and provide the pro forma disclosures required by SFAS 123. No compensation expense has been recognized for its stock-based plans except for performance-based awards. If compensation expense had been determined based on the fair value of stock options at the date of grant consistent with the methodology of SFAS 123, the Company's net income would have been reduced by approximately $171,000 ($.01 EPS - Basic and Diluted) in 1998, $249,000 ($.02 EPS - Basic, $.01 EPS - Diluted) in 1997, and $47,000
($.01 EPS - Basic and no impact to Diluted) in 1996.

The following table summarizes the stock option activity for the past three years:

                                                                Weighted
                                                                 Average
                                                                Exercise
                                  Shares          Price Range      Price
                                 ---------------------------------------
Outstanding at
  September 30, 1995             210,067      $19.01 - $26.00     $23.08
Granted                          148,750       27.75 -  29.00      27.86
Exercised                        (54,027)      19.01 -  26.00      21.67
Forfeited                        (33,994)      22.25 -  27.75      24.31
                                 ---------------------------------------
Outstanding at
  September 30, 1996             270,796       22.25 -  29.00      25.83
Granted                          119,420       29.25 -  33.75      31.60
Exercised                        (13,522)      22.25 -  23.13      23.06
Forfeited                         (9,339)      27.75 -  32.00      28.45
                                 ---------------------------------------
Outstanding at
  September 30, 1997             367,355       22.25 -  33.75      27.74
Granted                           36,431       22.25 -  37.50      35.42
Exercised                        (12,019)      22.25 -  32.00      26.15
Forfeited                        (11,366)      22.88 -  34.44      28.54
                                 ---------------------------------------
OUTSTANDING AT
  SEPTEMBER 30, 1998             380,401      $22.25 - $37.50     $28.51
                                 =======================================
EXERCISABLE AT
  SEPTEMBER 30, 1998             197,293      $22.25 - $29.00     $27.42
                                 =======================================

The weighted average remaining option contractual life is 6.2 years.

The weighted average fair value of the options granted in 1998 is estimated at $5.26 per option on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 4.6%, volatility of 30.95% and expected life of 7.6 years.

                                                New Jersey Resources Corporation



The Company has adopted SFAS No. 128 "Earnings Per Share" which establishes standards for computing and presenting basic and diluted earnings per share
(EPS). SFAS 128 requires that all prior data presented be restated. The incremental shares, which relate to stock options and restricted stock, using the treasury stock method, that were required for inclusion in the denominator for the diluted EPS calculation were 96,205 and 50,540 for 1998 and 1997, respectively. The numerator for both the basic and diluted calculations was net income. The impact was a two-cent and one-cent dilutive effect for 1998 and 1997, respectively.

In September 1996, the Board of Directors authorized the repurchase of up to one million of the Company's common shares. As of September 30, 1998, the Company has repurchased 522,670 shares of its common stock at a cost of $16.7 million.

3. REDEEMABLE PREFERRED STOCK

The $20 million 7.72% series was redeemed in October 1998 at a price of $101.72 per share.

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

In July 1996, the Board of Directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on or after August 15, 1996. Each right entitles its holder to purchase 1/1000 of one share of the Series A Stock (as defined below), at an exercise price of $55.

The rights plan provides that after a person or group acquires 10% or more of the Company's common stock, each of the rights, except for those held by the 10% holder, which become void once the holder reaches the 10% threshold, becomes the right to acquire shares of the Company's common stock having a market value equal to twice the exercise price. If a person or group acquires at least 10%, but less than 50%, the Board of Directors may exchange each right for one share of the Company's common stock. The rights may be redeemed for $.01 per right at any time prior to the first public announcement or communication to the Company that a person or group has crossed the 10% threshold.

The Company has 400,000 shares of authorized and unissued $100 par value preferred stock. The Company has created and reserved for issuance 50,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Stock) in connection with the adoption of the shareholder rights plan.

4. LONG-TERM DEBT, DIVIDENDS AND RETAINED EARNINGS RESTRICTIONS

Annual redemption requirements for the next five years are as follows: 1999, $2 million; 2000, $61.3 million; 2001, $2.3 million; 2002, $27.3 million and 2003,
$2.4 million.

NJNG's mortgage secures its First Mortgage Bonds and represents a lien on substantially all its property, including gas supply contracts. Certain indentures supplemental to the mortgage include restrictions as to cash dividends and other distributions on NJNG's common stock, which restrictions apply so long as certain series of First Mortgage Bonds are outstanding. Under the most restrictive provision, approximately $54.1 million of NJNG's retained earnings was available for such purposes at September 30, 1998.

NJNG has entered into loan agreements with the New Jersey Economic Development Authority (the Authority) in which the Authority issues bonds to the public. To secure its loans from the Authority, NJNG issues First Mortgage Bonds with interest rates and maturity dates identical to the Authority's Bonds.

In April 1998, NJNG entered into a loan agreement whereby the Authority loaned NJNG the proceeds from its $18 million Natural Gas Facilities Revenue Bonds, Series 1998C (the EDA Bonds). The rates of interest on the EDA Bonds are variable, currently set at a weekly mode, and may be changed by NJNG to daily, weekly, flexible or long-term interest rate modes, not to exceed 10% per annum. The EDA Bonds mature on April 1, 2033. The proceeds from the EDA Bonds were deposited into a project construction fund. NJNG may obtain such funds in reimbursement of its qualified expenditures relating to the project upon delivering an equivalent amount of its Adjustable Rate Series GG First Mortgage Bonds (Series GG Bonds) to the indenture trustee. In April 1998, NJNG drew down $2 million from the construction fund and issued $2 million of its Series GG Bonds.

In January 1998, NJNG issued variable rate Series EE and Series FF Bonds for $9.5 million and $15 million, respectively. The proceeds were used to redeem the $9.5 million 7.05% Series T and the $15 million 7.25% Series U Bonds on March 1, 1998.

In October 1997, NJNG issued variable rate Series DD Bonds for $13.5 million and utilized the proceeds to redeem its $13.5 million 9% Series Q Bonds in December 1997.

NJNG has total variable rate debt of $97 million, of which $56 million has been hedged by the purchase of a 6.5% interest rate cap through the year 2003.

In December 1995, the BPU approved NJNG's petition to enter into a master-lease agreement for its headquarters building for a 25.5 year term with two five-year renewal options. The present value of the agreement's minimum lease payments is reflected as both a capital lease and a capital lease obligation, which are

                                                New Jersey Resources Corporation



included in Utility Plant and Long-Term Debt, respectively, in the Consolidated Balance Sheets. In accordance with its ratemaking treatment, NJNG records rent expense as if the lease was an operating lease. Minimum annual lease payments are $2.3 million in 1999, $2.4 million in 2000, and $2.6 million in 2001 through 2003, with $58.1 million over the remaining term of the lease. Approximately 21% of the building, representing approximately $100,000 of minimum annual lease payments through 1999, is presently subleased to other tenants.

The Company has six committed revolving credit agreements totaling $135 million, which provide for bank loans at negotiable rates at or below the prime rate. At September 30, 1998, a total of $59.3 million was outstanding under these agreements, all of which matures in 2000.

The Company has one interest rate swap agreement, having a notional amount of $15 million, to eliminate the impact of changes in interest rates on a portion of its floating rate long-term debt. The agreement effectively fixes the Company's interest rate on $15 million of its floating rate revolving credit facilities at 9.5% through June 1999. In the event of nonperformance by the counterparty, the Company's interest cost on $15 million of long-term debt would revert to a floating rate. However, the Company does not anticipate nonperformance by the counterparty.

The Company's remaining long-term debt outstanding under revolving credit agreements at September 30, 1998 and 1997 totaled $44.3 million and $25 million, with weighted average interest rates of 6.1% and 5.9%, respectively.

5. SHORT-TERM DEBT AND CREDIT FACILITIES

Committed credit facilities of NJNG support the issuance of commercial paper and provide for bank loans at negotiable rates at or below the prime rate. These credit facilities total $90 million and require commitment fees on the unused amounts. A comparison of pertinent data follows:


(Thousands)                                    1998          1997          1996
                                            -----------------------------------
Bank credit facilities                      $90,000       $75,000       $65,000
Maximum amount outstanding                  $99,000       $78,500       $44,100
Average daily amount outstanding
  Notes payable to banks                    $ 6,100       $ 5,800       $ 4,900
  Commercial paper                          $50,900       $40,500       $13,100
Weighted average interest rate
  Notes payable to banks                       5.81%         5.65%         5.73%
  Commercial paper                             5.67%         5.53%         5.70%
Amount outstanding at year end
  Commercial paper                          $60,700       $48,000       $35,000
Interest rate at year end
  Commercial paper                             5.53%         5.59%         5.43%
                                            -----------------------------------

6. INCOME TAXES

The Company's federal income tax returns have been examined by the Internal Revenue Service (IRS) through 1993 and all significant matters have been settled. The IRS has substantially completed its examination of the 1995 and 1994 tax returns and the Company does not anticipate any significant issues.

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35% to pre-tax income for the following reasons:


(Thousands)                                1998            1997            1996
                                       ----------------------------------------
Statutory income tax expense           $ 23,811        $ 22,020        $ 20,119
Increase (reduction)
  resulting from State income taxes       3,060             248              71
  Depreciation and
    cost of removal                      (1,201)           (639)           (854)
  Investment tax credits                   (335)           (346)           (348)
  Other                                    (647)            116            (172)
                                       ----------------------------------------
Provision for income taxes             $ 24,688        $ 21,399        $ 18,816
                                       ----------------------------------------


The provision for income taxes is composed of the following:


(Thousands)                                    1998          1997          1996
                                           ------------------------------------
Current
  Federal                                  $ 11,097      $  3,314      $ 26,643
  State                                       4,209           381           109
Deferred
  Federal                                     9,218        18,050        (7,588)
  State                                         499            --            --
Investment tax credits                         (335)         (346)         (348)
                                           ------------------------------------
Total provision                            $ 24,688      $ 21,399      $ 18,816
                                           ------------------------------------
Charged to: Operating expenses             $ 23,422      $ 21,085      $ 18,847
            Other income, net                 1,266           314           (31)
                                           ------------------------------------
Total provision                            $ 24,688      $ 21,399      $ 18,816
                                           ------------------------------------

                                                New Jersey Resources Corporation



The tax effects of significant temporary differences comprising the Company's net deferred income tax liability at September 30, 1998 and 1997, are as follows:


(Thousands)                                                1998            1997
                                                       ------------------------
Current
  Deferred gas costs                                   $  5,560        $  6,238
  Weather-normalization clause                            3,078           1,024
  Other                                                  (3,180)         (1,634)
                                                       ------------------------
Current deferred tax liability, net                    $  5,458        $  5,628
                                                       ------------------------
Non-current
  Property-related items                               $ 83,849        $ 79,150
  Gain on sale of real estate                           (11,978)        (12,220)
  Customer contributions                                 (3,849)         (3,778)
  Capitalized overhead and interest                      (4,465)         (2,873)
  Deferred gas costs                                      7,736           6,771
  Unamortized investment tax credits                     (4,315)         (3,948)
  Remediation costs and other                             6,781             399
                                                       ------------------------
Non-current deferred tax liability, net                $ 73,759        $ 63,501
                                                       ------------------------


7. REGULATORY ISSUES

NJNG's Weather-Normalization Clause (WNC) provides for a revenue adjustment if the weather varies by more than one-half of 1% from the 20-year average, or normal, weather. The accumulated adjustment from one heating season (i.e., October - May) is billed or credited to customers in subsequent years.

In January 1998, the BPU approved a 3.5% LGA price increase, which included updates to NJNG's Gas Cost Recovery, WNC, Remediation Rider (RA) and Demand Side Management Adjustment clause factors.

In September 1998, the BPU approved a comprehensive agreement which provides all NJNG customers the option to choose a natural gas supplier as early as January 1, 1999, modification and extension of the existing margin-sharing formulas for the off-system and capacity release programs and a new margin-sharing incentive related to permanent cost reductions of NJNG's gas supply portfolio. The BPU also approved an additional 3.5% price increase designed to recover $34.9 million of deferred gas costs from both sales and transportation customers. All of these provisions are effective for the period from October 1, 1998 to December 31, 2001.


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


The components of the net pension cost are as follows:


(Thousands)                                    1998          1997          1996
                                            -----------------------------------
Service cost - benefits earned
  during the period                         $ 1,467       $ 1,927       $ 1,748
Interest cost on projected
  benefit obligation                          3,791         3,573         3,147
Return on plan assets                         1,717        (4,186)       (3,617)
Net amortization and deferral                (6,580)         (152)         (152)
                                            -----------------------------------
Net cost                                    $   395       $ 1,162       $ 1,126
                                            -----------------------------------




Plan assets consist primarily of corporate equities and obligations, U.S. Government obligations and cash equivalents. A reconciliation of the funded status of the plans to the amounts recognized in the Consolidated Balance Sheets is presented below:


(Thousands)                                                 1998           1997
                                                        -----------------------
Plan assets at fair value                               $ 55,666       $ 59,172
                                                        -----------------------
Actuarial present value of plan benefits
  Vested benefits                                        (47,863)       (36,070)
  Non-vested benefits                                     (2,566)        (2,251)
Impact of estimated future
  compensation changes                                   (12,296)       (12,626)
                                                        -----------------------
Projected plan benefits                                  (62,725)       (50,947)
                                                        -----------------------
Plan assets (less than) in excess of
  projected plan benefits                                 (7,059)         8,225
                                                        -----------------------
Unrecognized net assets at beginning
  of the year                                             (1,750)        (2,057)
Unrecognized prior service costs                             836          1,644
Unrecognized net loss (gain)                               5,229        (10,773)
                                                        -----------------------
Net pension liability recognized in the
  Consolidated Balance Sheets                           $ (2,744)      $ (2,961)
                                                        -----------------------


The assumptions used in determining the actuarial present value of the projected benefit obligation are as follows:


                                                            1998           1997
                                                            -------------------
Discount rate                                               6.25%          7.75%
Compensation increase                                       3.00%          4.50%
Long-term rate of return on plan assets                     9.50%          9.50%
                                                            -------------------

OTHER POSTRETIREMENT BENEFITS

Effective October 1, 1993, the Company adopted SFAS No. 106 "Employers' Accounting for Postretirement Benefits Other Than Pensions," which requires an accrual method of accounting for postretirement benefits, similar to that in effect for pension plans. Previously, certain health care and life insurance benefits were charged to expense when paid. Under the accrual method, the cost of providing postretirement benefits will be recognized over the employee's service period. The Company's transition obligation associated with SFAS 106 was $8.6 million, which is being amortized over 20 years, and its annual expense has

                                                New Jersey Resources Corporation



increased from approximately $400,000 to $2.2 million, of which over 95% relates to NJNG.

Effective October 1, 1998, the BPU approved the recovery of an additional $945,000 of annual OPEB costs as well as recovery of $4.9 million of deferred costs over the next 15 years, which is included in Regulatory Assets in the Consolidated Balance Sheets.

A reconciliation of the accumulated postretirement benefit obligation (APBO) to the amounts recognized in the Consolidated Balance Sheets is presented below:


(Thousands)                                                 1998           1997
                                                        -----------------------
Retirees                                                $ (6,515)      $ (3,211)
Fully eligible participants                               (3,798)        (3,109)
Other active participants                                 (9,090)        (8,046)
                                                        -----------------------
Total APBO                                               (19,403)       (14,366)
Plan assets                                                1,930          1,645
Unrecognized net loss                                      4,903          1,214
Unrecognized transition obligation                         6,450          6,880
Unrecognized prior service costs                           1,472          1,351
                                                        -----------------------
Net liability recognized in the Consolidated
  Balance Sheets                                        $ (4,648)      $ (3,276)
                                                        -----------------------


The components of the net postretirement benefit cost are as follows:


(Thousands)                                                1998            1997
                                                        -----------------------
Service cost                                            $   607         $   539
Interest cost                                             1,204           1,009
Amortization of transition obligation                       430             430
Deferral of current expense                              (1,374)         (1,209)
                                                        -----------------------
Total annual net expense                                $   867         $   769
                                                        -----------------------

The assumed health care cost trend rate used in measuring the APBO as of September 30, 1998 was 10%, declining by 1% each year until attaining an ultimate level of 5.5% in 2003, and then remaining constant thereafter for participants under age 65. For participants age 65 and older the trend rate was 8% in 1998, declining to 5.5% in 2003, and then remaining constant thereafter. A 1% increase in the trend rates would increase the APBO as of September 30, 1998, by $3.1 million and would increase the annual service and interest costs by $369,000. The assumed discount rate used in determining the APBO was 6.25% and 7.75% at September 30, 1998 and 1997, respectively.

9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Energy Services and Natural Energy enter into fixed-price contracts to sell natural gas. In order to hedge these contracts, as of September 30, 1998, Energy Services entered into futures contracts to buy 5.26 Bcf of natural gas through July 2000 at prices ranging from $1.885 to $2.79 per MMbtu and had a deferred unrealized gain of $613,000 related to these contracts. Energy Services also entered into natural gas swap agreements in order to hedge its risk for 5.1 Bcf of natural gas and as of September 30, 1998 had a deferred unrealized loss of approximately $162,000 related to these agreements.

As part of its Financial Risk Management program, NJNG entered into futures contracts to buy and sell 8.1 Bcf of natural gas through October 1999 at prices ranging from $1.995 to $2.72 per MMbtu and had a deferred unrealized gain of approximately $239,000 related to these contracts.

In March 1992, NJR Energy entered into long-term, fixed-price contracts to sell natural gas to a gas marketing company. In October 1994, in conjunction with a shift in capital allocation policy, NJR Energy entered into a swap agreement which hedged its risk for sales volumes under the contract which were in excess of the estimated production from natural gas reserves owned at that time. NJR Energy has sold its natural gas reserves pursuant to a plan to exit the oil and gas production business. In order to hedge its risk for sales volumes under such contract that would have otherwise been fulfilled by its producing reserve base, NJR Energy entered into a second swap agreement in June 1995. In connection with the second swap, NJR Energy received $3.3 million, which is included in Deferred Revenue and is being amortized to income over the 15-year life of the agreement. Under the terms of the swap agreements, NJR Energy will pay to the counterparties the identical fixed price it receives from the gas marketing company (the fixed price) in exchange for the payment by the counterparties of an index price plus a spread per MMbtu (the floating price) for the total volumes under the gas sales contract. The swap agreements were effective as of November 1995, and will expire on the same date as the underlying gas sales contract. As of September 30, 1998, NJR Energy would have to pay approximately $27.5 million to terminate these swap agreements.

In order to secure the physical gas supply to meet the delivery requirements under its gas sales contracts, NJR Energy entered into a long-term purchase contract effective November 1995 with a second gas marketing company for the identical volumes it is obligated to sell under the above mentioned gas sales contract. NJR Energy has agreed to pay the supplier the identical floating price it is receiving under the swap agreements. In conjunction with this contract, NJR Energy received $1.9 million, which is included in Deferred Revenue and is being amortized to income over the life of the agreement.

                                                New Jersey Resources Corporation



The net result of the above swap agreements and purchase contract is that NJR Energy has hedged both its price and volume risk associated with its long-term, fixed-price sales contract. The respective obligations of NJR Energy and the counterparties under the swap agreements are guaranteed, subject to a maximum amount, by the Company and the respective counterparties' parent corporations. In the event of nonperformance by the counterparties and their parent corporations, NJR Energy's financial results would be impacted by the difference, if any, between the fixed price it is receiving under the gas sales contract compared with the floating price it is paying under the purchase contract. However, the Company does not anticipate nonperformance by the counterparties.

The fair value of cash and temporary investments, accounts receivable, accounts payable, commercial paper and borrowings under revolving credit facilities are estimated to equal their carrying amounts due to the short maturity of those instruments. The estimated fair value of long-term debt is based on quoted market prices for similar issues and the fair value of interest rate swap agreements is based on the estimated amount the Company would receive or pay to terminate the agreements. The carrying amount of long-term debt was $297.1 million and $259.8 million, with a fair market value of $311.8 million and $266.3 million at September 30, 1998 and 1997, respectively. The Company would have to pay approximately $756,000 and $1 million to terminate its interest rate swap agreement at September 30, 1998 and 1997, respectively.

10. COMMITMENTS AND CONTINGENT LIABILITIES

NJNG has entered into long-term contracts for the supply, storage and delivery of natural gas with pipeline companies that expire at various dates through 2012. These contracts include fixed charges of approximately $104 million per year, which are recovered through the LGA.

Capital expenditures are estimated at $54.7 million and $50.5 million in fiscal 1999 and 2000, respectively, and consist primarily of NJNG's construction program to support its customer growth and maintain its distribution system.

NJNG is participating in environmental investigations and the preparation of proposals for remedial action at 11 former manufactured gas plant (MGP) sites. Through the RA approved by the BPU, NJNG is recovering expenditures incurred through June 1997 over a seven-year period. Costs incurred subsequent to June 30, 1997 will be reviewed annually and, subject to BPU approval, recovered over seven-year periods. In 1996, NJNG, with the assistance of an outside consulting firm, completed an environmental review of the sites, including a review of its potential liability for investigation and remedial action. On the basis of such review, NJNG estimates that, exclusive of any insurance recoveries, total future expenditures to remediate and monitor known MGP sites will range from $27.5 million to $60 million. NJNG's estimates of these liabilities are based upon currently available facts, existing technology and presently enacted laws and regulations. Where available information is sufficient to estimate the amount of the liability, it is NJNG's policy to accrue the full amount of such estimate. Where the information is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, it is NJNG's policy to accrue the lower end of the range. Accordingly, NJNG has recorded an accrued liability and corresponding regulatory asset of $27.5 million. The actual costs to be incurred by NJNG are dependent upon several factors, including final determination of remedial action, changing technologies and governmental regulations, the ultimate ability of other responsible parties to pay and any insurance recoveries. NJNG will continue to seek recovery of such costs through the RA.

NJNR Pipeline Company, a wholly-owned subsidiary of NJR Energy, owns a 2.8% equity interest in the Iroquois Gas Transmission System, L.P. (Iroquois) which has constructed and is operating a 375-mile, natural gas pipeline from the Canadian border to Long Island. The Company has guaranteed a pro-rata share of a debt service letter of credit obtained by Iroquois which totaled $1 million at September 30, 1998. The Company does not expect to incur any cash requirements under the guarantee.

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

                                                New Jersey Resources Corporation



11. BUSINESS SEGMENT DATA

Information related to the Company's various business segments, excluding capital expenditures, which are presented in the Consolidated Statements of Cash Flows, is detailed below:


(Thousands)
Fiscal years ended September 30,               1998          1997          1996
                                          -------------------------------------
Operating Revenues
  Natural gas distribution                $ 575,971     $ 561,590     $ 480,629
  Energy holdings                           151,118       144,343        81,076
  Real estate                                   758         3,193         4,272
  Other                                          --            --            68
                                          -------------------------------------
Total before eliminations                   727,847       709,126       566,045
  Eliminations
    (intersegment revenues)                 (17,505)      (12,582)      (11,292)
                                          -------------------------------------
Total                                     $ 710,342     $ 696,544     $ 554,753
                                          =====================================

Depreciation and Amortization
  Natural gas distribution                $  27,520     $  25,102     $  22,513
  Energy holdings                               177           192            92
  Real estate                                    56           410           542
  Other                                          82            93            82
                                          -------------------------------------
Total                                     $  27,835     $  25,797     $  23,229
                                          =====================================

Operating income before
    income taxes
  Natural gas distribution                $  79,969     $  76,431     $  71,976
  Energy holdings                             3,578         5,300         6,052
  Real estate                                (1,490)          119          (531)
  Other                                       1,987           697           950
                                          -------------------------------------
Total                                     $  84,044     $  82,547     $  78,447
                                          =====================================

Assets at Year End
  Natural gas distribution                $ 866,269     $ 805,440     $ 778,896
  Energy holdings                            38,106        28,315        23,771
  Real estate                                22,039        34,205        40,414
  Other                                      16,604        11,101        12,106
                                          -------------------------------------
Total                                     $ 943,018     $ 879,061     $ 855,187
                                          =====================================

12. SELECTED QUARTERLY DATA (UNAUDITED)

A summary of financial data for each fiscal quarter of 1998 and 1997 follows. Due to the seasonal nature of the Company's natural gas business, quarterly amounts vary significantly during the year. In the opinion of management, the information furnished reflects all adjustments necessary for a fair presentation of the results of the interim periods.


(Thousands, except                First       Second        Third        Fourth
per share data)                 Quarter      Quarter      Quarter       Quarter
-------------------------------------------------------------------------------
1998
OPERATING REVENUES             $220,395     $266,586     $113,432     $ 109,929
OPERATING INCOME               $ 18,762     $ 33,085     $  7,755     $   1,020
NET INCOME                     $ 14,216     $ 28,511     $  2,894     $  (3,864)
EARNINGS PER
  COMMON SHARE
   BASIC                       $    .80     $   1.61     $    .16     $    (.22)
   DILUTED                     $    .79     $   1.60     $    .16     $    (.22)
-------------------------------------------------------------------------------

1997
Operating revenues             $188,601     $285,366     $121,150     $ 101,427
Operating income               $ 18,548     $ 33,957     $  7,572     $   1,385
Net income                     $ 12,942     $ 28,503     $  2,526     $  (4,047)
Earnings per
  common share
   Basic                       $    .72     $   1.58     $    .14     $    (.23)
   Diluted                     $    .71     $   1.57     $    .14     $    (.23)
-------------------------------------------------------------------------------

DIRECTORS AND SENIOR  OFFICERS

New Jersey Resources Corporation



DIRECTORS

Nina Aversano, 53
President
Global Commercial Markets, Lucent Technologies (1998)

Bruce G. Coe, 68 (A,D,E)
President (retired)
New Jersey Business & Industry Association (1984)

Leonard S. Coleman, 49 (B,E)
President
The National League of Professional Baseball Players (1995)

Laurence M. Downes, 41 (A)
Chairman of the Board & Chief Executive Officer
New Jersey Resources Corporation (1985)

Joe B. Foster, 64 (C,D)
Chairman & Chief Executive Officer
Newfield Exploration Company (1994)

Hazel S. Gluck, 64 (B,E)
President
The GluckShaw Group (1995)

Lester D. Johnson, 66 (A,C,D)
Vice Chairman & Chief Financial Officer (retired)
Consolidated Natural Gas Company (1996)

Dorothy K. Light, 61 (A,B,E)
Chairman & Chief Executive Officer
Alden Enterprises, LLC (1990)

Charles G. Stalon, 69 (B,C)
Independent Consultant on Energy Regulation (1994)

John J. Unkles, Jr., 68 (C,D,E)
Managing Director (retired)
Tucker Anthony, Inc. (1982)

Gary W. Wolf, 60 (A,B,C)
Senior Partner
Cahill, Gordon & Reindel (1996)

George R. Zoffinger, 50 (A,C,D)
President & Chief Executive Officer
Value Property Trust (1996)

Duncan Thecker, 83
President
Duncan Thecker Associates
Director Emeritus (1982)

SENIOR OFFICERS

Laurence M. Downes, 41
Chairman of the Board & Chief Executive Officer (1985)

Oleta J. Harden, 49
Senior Vice President, General Counsel & Corporate Secretary (1984)

Glenn C. Lockwood, 37
Senior Vice President & Chief Financial Officer (1988)

Eva I. Szakal, 50
Vice President, Market Development (1997)



(A) Member of Executive Committee

(B) Member of Audit Committee

(C) Member of Financial Policy Committee

(D) Member of Management Development & Compensation Committee

(E) Member of Corporate Governance Committee

Date represents year of affiliation with an NJR Company.

DIRECTORS AND SENIOR  OFFICERS

New Jersey Resources Corporation Subsidiaries



NEW JERSEY NATURAL GAS COMPANY

DIRECTORS

Bruce G. Coe
Laurence M. Downes
Lester D. Johnson
Dorothy K. Light
Gary W. Wolf


SENIOR OFFICERS

Laurence M. Downes, 41
Chairman of the Board & Chief Executive Officer (1985)

Gary A. Edinger, 48
Senior Vice President, Energy Delivery (1972)

Oleta J. Harden, 49
Senior Vice President & Corporate Secretary (1984)

Timothy C. Hearne, Jr., 42
Senior Vice President, Financial & Administrative Services (1985)

Thomas J. Kononowitz, 56
Senior Vice President, Marketing Services (1963)

Joseph P. Shields, 41
Senior Vice President, Energy Services (1983)

Wayne K. Tarney, 57
Senior Vice President, Customer Services (1996)

Hugo C. Bottino, 47
Vice President, Human Resources (1981)

Francis X. Colford, 46
Vice President & Controller (1978)

David M. Klucsik, 43
Vice President, Government Relations (1984)

Mary Ann Martin, 63
Vice President, Consumer & Community Relations (1959)

Kevin A. Moss, 48
Vice President, Regulatory Affairs (1990)

Deborah G. Zilai, 45
Vice President, Information Systems & Services (1996)


NEW JERSEY NATURAL ENERGY COMPANY

Laurence M. Downes, 41
President & Chief Executive Officer (1985)

Glenn C. Lockwood, 37
Vice President & Chief Financial Officer (1988)

Oleta J. Harden, 49
Secretary (1984)


NJR ENERGY CORPORATION

Laurence M. Downes, 41
President & Chief Executive Officer (1985)

Glenn C. Lockwood, 37
Vice President & Chief Financial Officer (1988)

Oleta J. Harden, 49
Secretary (1984)

Jay B. Corn, 39
Vice President (1990)


NJR ENERGY SERVICES COMPANY

Laurence M. Downes, 41
President & Chief Executive Officer (1985)

Glenn C. Lockwood, 37
Vice President & Chief Financial Officer (1988)

Oleta J. Harden, 49
Secretary (1984)

Joseph P. Shields, 41
Vice President (1983)


COMMERCIAL REALTY &
RESOURCES CORP.

John Lishak, Jr., 58
President (1981)

Glenn C. Lockwood, 37
Vice President & Chief Financial Officer (1988)

Oleta J. Harden, 49
Secretary (1984)



44