Form 10-K405, Exhibit 13
period 1999-09-30
NEW JERSEY RESOURCES CORP
filed 1999-12-28
CIK 356309

1999 Financial Statements


                                                                                   Page
                                                                                   ----

 Consolidated Financial Statistics                                                  30

 Operating Statistics and Stock History                                             31

 Management's Discussion and Analysis                                               32


 Independent Auditors' Report                                                       38

 Consolidated Statements of Income                                                  39

 Consolidated Statements of Common Stock Equity                                     39

 Consolidated Statements of Cash Flows                                              40

 Consolidated Balance Sheets                                                        41

 Consolidated Statements of Capitalization                                          42

 Notes to Consolidated Financial Statements                                         43


New Jersey Resources Corporation -- 1999 Annual Report                        29

CONSOLIDATED FINANCIAL STATISTICS                                       NJR Logo
(Thousands, except per share data)


Fiscal years ended September 30,                     1999           1998          1997          1996           1995          1994
                                                  ---------      ---------     ---------     ---------     ----------    ----------
SELECTED FINANCIAL DATA
Operating Revenues                                $ 904,268      $ 710,342     $ 696,544     $ 554,753     $  460,179     $ 501,961
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Operating Expenses
  Gas purchases                                     669,835        483,715       465,552       327,991        251,086       286,352
  Operation and maintenance                          81,390         77,990        79,408        75,729         64,819        69,080
  Depreciation and amortization                      29,455         27,835        25,797        23,229         23,022        21,236
  Energy and other taxes                             36,071         36,758        43,240        49,357         45,900        53,670
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Total operating expenses                            816,751        626,298       613,997       476,306        384,827       430,338
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Operating Income                                     87,517         84,044        82,547        78,447         75,352        71,623
Other income, net                                     2,407          2,353           566            68            362            30
Interest charges, net                                19,557         19,633        20,513        21,001         24,082        21,619
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Income before Income Taxes                           70,367         66,764        62,600        57,514         51,632        50,034
Income tax provision                                 25,445         23,422        21,085        18,847         16,084        16,643
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Income before Preferred Stock Dividends              44,922         43,342        41,515        38,667         35,548        33,391
Preferred stock dividends                               116          1,585         1,591         1,599          1,629         1,662
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Income from Continuing Operations                    44,806         41,757        39,924        37,068         33,919        31,729
Loss from discontinued operations, net                   --             --            --            --         (9,134)          545
Cumulative effect of change in accounting                --             --            --            --             --           721
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Net Income                                        $  44,806      $  41,757     $  39,924     $  37,068     $   24,785     $  32,995
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Capitalization
  Common stock equity                             $ 302,169      $ 290,804     $ 278,436     $ 273,921     $  258,919    $  250,163
  Redeemable preferred stock                            520         20,640        20,760        20,880         21,004        22,070
  Long-term debt                                    287,723        326,741       291,407       303,363        352,227       323,590
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Total Capitalization                              $ 590,412      $ 638,185     $ 590,603     $ 598,164     $  632,150    $  595,823
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Property, Plant and Equipment
  Utility plant                                   $ 941,490      $ 895,321     $ 855,375     $ 811,484     $  736,434    $  691,757
  Accumulated depreciation                         (258,666)      (237,150)     (216,302)     (196,354)      (182,080)     (168,299)
  Real estate properties and other                   26,326         25,838        24,024        46,011         50,339       105,080
  Accumulated depreciation                           (3,706)        (3,535)       (3,282)       (5,506)        (8,187)      (12,988)
  Oil and gas properties                                 --             --            --            --             --        63,224
  Accumulated amortization                               --             --            --            --             --       (38,012)
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Property, Plant and Equipment, Net                $ 705,444      $ 680,474     $ 659,815     $ 655,635     $  596,506    $  640,762
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Capital Expenditures
  Utility plant                                   $  48,196      $  42,847     $  46,193     $  48,216     $   47,286    $   54,506
  Real estate properties and other                      676          1,830           967         8,052          5,283         2,619
  Equity investments                                     --          9,498         7,242         2,937          5,259           462
  Oil and gas properties                                 --             --            --            --          1,250         1,517
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Total Capital Expenditures                        $  48,872      $  54,175     $  54,402     $  59,205      $  59,078    $   59,104
                                                  ---------      ---------     ---------     ---------     ----------    ----------
Total Assets                                      $ 960,012      $ 943,018     $ 879,061     $ 855,187      $ 826,364    $  797,347
                                                  ---------      ---------     ---------     ---------     ----------    ----------
COMMON STOCK DATA
  Earnings per share from continuing operations
          -- Basic                                $    2.51      $    2.35     $    2.22     $    2.06     $     1.93    $     1.86
  Earnings per share from continuing operations
          -- Diluted                              $    2.49      $    2.33     $    2.21     $    2.05     $     1.93    $     1.85
  Earnings per share -- Basic                     $    2.51      $    2.35     $    2.22     $    2.06     $     1.41    $     1.93
  Earnings per share -- Diluted                   $    2.49      $    2.33     $    2.21     $    2.05     $     1.41    $     1.93
  Dividends declared per share                    $    1.68      $    1.64     $    1.60     $    1.55     $     1.52    $     1.52
  Payout ratio*                                          67%            70%           72%           75%            79%           82%
  Market price at year end                        $   40.00      $   35.63     $   32.38     $   28.00     $    25.88    $    21.13
  Dividend yield at year end                            4.2%           4.6%          4.9%          5.6%           5.9%          7.2%
  Price-earnings ratio                                   16             15            15            14             18            11
  Book value per share                            $   17.03      $   16.33     $   15.57     $   15.15     $    14.55    $    14.46
  Market to book ratio at year end                      2.3            2.2           2.1           1.8            1.8           1.5
  Shares outstanding at year end                     17,741         17,811        17,880        18,084         17,793        17,303
  Average shares outstanding -- Basic                17,852         17,798        18,001        18,030         17,605        17,096
  Average shares outstanding -- Diluted              17,984         17,894        18,052        18,052         17,607        17,107
  Return on average equity*                            14.5%          14.2%         13.9%         13.4%          12.8%         12.7%

 *Continuing operations


30  New Jersey Resources Corporation -- 1999 Annual Report

OPERATING STATISTICS                                                    NJR Logo

 Fiscal years ended September 30,                       1999         1998         1997         1996         1995         1994
                                                      --------     --------     --------     --------     --------     --------
 Operating Revenues (thousands)
   Residential                                        $303,884     $307,994     $317,500     $311,081     $282,015     $308,196
   Commercial and other                                 60,954       60,746       70,315       76,649       76,483       87,958
   Firm transportation                                  33,319       19,500       15,586       13,316        4,864          255
                                                      --------     --------     --------     --------     --------     --------
 Total residential and commercial                      398,157      388,240      403,401      401,046      363,362      396,409
 Interruptible                                           7,558        8,360        7,996        7,438       10,869       15,645
                                                      --------     --------     --------     --------     --------     --------
 Total system                                          405,715      396,600      411,397      408,484      374,231      412,054
 Off-system                                            228,849      169,903      141,481       65,904       52,431       68,267
 Appliance service revenues                              9,986        9,468        8,712        6,241        5,586        4,886
                                                      --------     --------     --------     --------     --------     --------
 Total Operating Revenues                             $644,550     $575,971     $561,590     $480,629     $432,248     $485,207
                                                      --------     --------     --------     --------     --------     --------
 Throughput (Bcf)
   Residential                                            34.2         35.2         37.0         40.1         33.9         38.5
   Commercial and other                                    7.3          7.4          8.7         10.3         10.3         11.9
   Firm transportation                                     9.4          6.6          5.5          4.5          1.6           .1
                                                      --------     --------     --------     --------     --------     --------
 Total residential and commercial                         50.9         49.2         51.2         54.9         45.8         50.5
 Interruptible                                             9.8         10.6          9.7          9.8         12.4         8.2
                                                      --------     --------     --------     --------     --------     --------
 Total system                                             60.7         59.8         60.9         64.7         58.2         58.7
 Off-system and capacity management                      143.7        104.9         83.2         61.6         62.6         46.7
                                                      --------     --------     --------     --------     --------     --------
 Total Throughput                                        204.4        164.7        144.1        126.3        120.8        105.4
                                                      --------     --------     --------     --------     --------     --------
 Customers at Year End
   Residential                                         338,984      346,605      343,520      338,906      329,237      318,003
   Commercial and other                                 22,379       22,088       22,650       21,897       22,199       21,938
   Firm transportation                                  35,900       16,495        7,647        2,002          880           27
                                                      --------     --------     --------     --------     --------     --------
 Total residential and commercial                      397,263      385,188      373,817      362,805      352,316      339,968
 Interruptible                                              51           49           45           40           38           37
 Off-system and capacity management                         28           43           53           29           23           17
                                                      --------     --------     --------     --------     --------     --------
 Total Customers at Year End                           397,342      385,280      373,915      362,874      352,377      340,022
                                                      --------     --------     --------     --------     --------     --------
 Interest Coverage Ratio                                  4.89         4.16         3.90         3.96         3.45         3.63
                                                      --------     --------     --------     --------     --------     --------
 Average Therm Use per Customer
   Residential                                           1,002          998        1,064        1,184        1,030        1,211
   Commercial and other                                  5,169        5,145        5,475        6,183        5,153        5,480
 Degree Days                                             4,470        4,354        4,787        5,715        4,877        5,064
 Weather as a Percent of Normal                             92%          89%          97%         115%          98%         102%
 Number of Employees                                       739          755          789          827          827          814


TWO-YEAR STOCK HISTORY                                                  NJR Logo


 The range of high and low sales prices as reported in The Wall Street Journal and dividends paid per share were as follows:

                                           1999                          1998              Dividends Paid
                                           ----                          ----              --------------
 Fiscal Quarter                     HIGH          LOW             High         Low        1999         1998
 First                            $39 7/8       $36 3/16        $41 1/2      $31 15/16    $.41         $.40
 Second                           $39 7/8       $33 3/4         $39 3/16     $34 3/4      $.42         $.41
 Third                            $38 3/4       $35 5/8         $40 1/16     $34 3/16     $.42         $.41
 Fourth                           $40 1/8       $37 7/8         $37 3/16     $32 7/8      $.42         $.41


                       New Jersey Resources Corporation -- 1999 Annual Report 31

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS   New Jersey Resources Corporation


RESULTS OF OPERATIONS

CONSOLIDATED
Net income increased 7% to $44.8 million in 1999, compared with $41.8 million in 1998 and $39.9 million in 1997. The increase each year was primarily attributable to continued profitable customer growth in New Jersey Natural Gas Company (NJNG), the principal subsidiary of New Jersey Resources Corporation (the Company).

Basic earnings per share increased 6.8% to $2.51 in 1999, compared with $2.35 in 1998 and $2.22 in 1997. Diluted earnings per share were $2.49, $2.33 and $2.21 in 1999, 1998 and 1997, respectively.

Dividends declared per share increased 2.4% to $1.68 in 1999, compared with $1.64 in 1998 and $1.60 in 1997.

NJNG OPERATIONS
NJNG is a natural gas distribution company that provides regulated energy service to more than 397,000 residential and commercial customers in central and northern New Jersey, appliance service to more than 113,000 customers and participates in the off-system sales and capacity management markets.

In February 1999, the Electric Discount and Energy Competition Act (the Act), which provides the framework for the restructuring of New Jersey's energy markets, became law. The Act includes various provisions relating to natural gas utilities which provide all customers with the ability to choose a natural gas supplier other than their incumbent utility beginning January 1, 2000. The Act also allows continuation of each utility's role as a gas supplier at least until December 31, 2002, when the New Jersey Board of Public Utilities (the BPU) must determine the ongoing role of each utility in providing gas supply services. The Act allows natural gas utilities to provide competitive services (e.g., appliance services), and customers to choose their provider of account services (i.e., meter reading, billing and collections) beginning January 1, 2000. The BPU is continuing to issue standards and rules to implement the Act.

NJNG's financial results are summarized as follows:

(Thousands)                   1999         1998         1997
                              ----         ----         ----
Gross margin
  Residential and
    commercial              $148,089     $152,781     $151,311
  Transportation              29,719       18,288       14,676
                            --------     --------     --------
Total firm margin            177,808      171,069      165,987
  Off-system and
    capacity management        4,942        4,888        5,393
  Interruptible                  671          645          940
                            --------     --------     --------
Total gross margin          $183,421     $176,602     $172,320
                            ========     ========     ========
Appliance service revenues    $9,986       $9,468       $8,712
Operating income             $82,096      $79,969      $76,431
Net income                   $42,748      $39,105      $37,529

GROSS MARGIN

Effective January 1, 1998, gross margin is defined as gas revenues less gas costs, sales tax and a Transitional energy facilities assessment (TEFA). Gross margin provides a more meaningful basis for evaluating utility operations, since gas costs, sales tax and TEFA are passed through to customers and, therefore, have no effect on earnings. Gas costs are charged to operating expenses on the basis of therm sales at the rates included in NJNG's tariff. The Levelized Gas Adjustment (LGA) clause allows NJNG to recover gas costs that exceed the level reflected in its base rates. Sales tax is calculated at 6% of revenue and excludes sales to other utilities, off-system sales and federal accounts. TEFA is calculated on a per therm basis and excludes sales to other utilities, off-system sales and federal accounts. Prior to January 1, 1998, gross margin was defined as gas revenues less gas costs and gross receipts and franchise taxes, which were replaced by the state sales and income tax and TEFA.

The revised tax structure allows NJNG to be more competitive with other energy providers, and has not adversely impacted NJNG's net income. (See Note 1:
Summary of Significant Accounting Policies - State of New Jersey Tax Reform).

The comparison of gross margin between periods will be impacted by the state tax change described above.

FIRM MARGIN

Residential and commercial (i.e., firm) gross margin is subject to a Weather Normalization Clause (WNC), which provides for a revenue adjustment if the weather varies by more than one-half of 1% from normal, or 20-year average, weather. The WNC does not fully protect NJNG from factors such as unusually warm weather and declines in customer usage patterns, which were set at the conclusion of NJNG's last base rate case in January 1994. The accumulated adjustment from one heating season (i.e., October-May) is billed or credited to customers in subsequent periods. This mechanism reduces the variability of both customer bills and NJNG's earnings due to weather fluctuations.

The components of gross margin from firm customers are being impacted by customers switching from sales service to transportation service. NJNG's total gross margin is not negatively impacted by customers who utilize its transportation service and purchase their gas from another supplier.This is due to NJNG's tariff which is designed such that no profit is earned on the commodity portion of sales to firm customers, and all customers who purchase gas from another supplier continue to utilize NJNG for transportation.

Total firm margin increased $6.7 million, or 4%, in 1999 and $5.1 million, or 3%, in 1998 primarily due to customer growth.

NJNG added 11,890 and 11,819 new customers, and converted the heating systems of another 1,015 and 865 existing customers in 1999 and 1998, respectively. The growth in 1999 represents an annual increase of approximately 2 billion cubic feet (Bcf), or 4.6%, in sales to firm customers.

Gross margin from sales to firm customers decreased $4.7 million, or 3%, in 1999 and increased $1.5 million, or 1%, in 1998. The decrease

32 New Jersey Resources Corporation -- 1999 Annual Report in 1999 was due to customers switching to transportation service which offset the impact of 11,890 customer additions in 1999.

Sales to firm customers were 41.5 Bcf in 1999, compared with 42.6 Bcf in 1998 and 45.7 Bcf in 1997. The decreases in sales were due to the impact of 19,405 and 9,130 customers switching to transportation service, which more than offset customer growth in 1999 and 1998, respectively.

Gross margin from transportation increased $11.4 million, or 63%, in 1999 and $3.6 million, or 25%, in 1998 as more customers chose this service. NJNG transported 9.4 Bcf for its firm customers in 1999, compared with 6.6 Bcf in 1998 and 5.5 Bcf in 1997.

The growth in the number of transportation customers was primarily due to NJNG's residential pilot program which allows up to 40,000 residential customers to change natural gas suppliers. Under this program, 31,569 and 12,508 residential customers were using this service at September 30, 1999 and 1998, respectively. The number of customers switching from sales to transportation may continue to grow as all residential customers will have the ability to switch to transportation service beginning January 1, 2000.

The weather in 1999 was 8% warmer than normal, which, in accordance with the WNC, resulted in $8.7 million of gross margin being accrued for future recovery from customers. In 1998, 11% warmer-than-normal weather resulted in $12.2 million of gross margin being accrued and recovered from customers in the future. In 1997, 3% warmer-than-normal weather resulted in $3.3 million of gross margin being accrued and recovered from customers in 1998. As of September 30, 1999, NJNG had $17.6 million in accrued WNC margins to be collected from its customers in 2000 and 2001.

In 2000 and 2001, NJNG's goal is to add 12,000 and 13,200 new customers, and convert an additional 950 existing customers each year to natural gas heat. Achieving these goals would represent a customer growth rate of more than 3% and result in a sales increase of approximately 2 Bcf per year, assuming normal weather and average use. It is expected that this will increase gross margin under present rates by approximately $5.8 million per year.

These growth goals are based upon management's review of county and municipal planning board activity, builder surveys and studies of population growth rates in NJNG's service territory. However, future sales will be affected by the weather, economic conditions in NJNG's service territory, conversion and conservation activity, the impact of changing from a regulated to a competitive environment, and other marketing efforts, as has been the case in prior years.

In April 1999, NJNG filed a rate unbundling, pursuant to a BPU order, which re-labels its current charges and provides new service options. The filing is not expected to result in a change to overall rates and it is expected that the BPU will adopt these rates to implement residential choice by December 31, 1999, as required by the Act.

NJNG's goal is to continue its growth without increasing its base rates in order to remain competitive as the energy industry transitions to a more market-based environment.

OFF-SYSTEM AND CAPACITY MANAGEMENT
In order to reduce the overall cost of its gas supply commitments, NJNG has entered into contracts to sell gas to customers outside its franchise territory when the gas is not needed for system requirements. These off-system sales enable NJNG to spread its fixed demand costs, which are charged by pipelines to access their supplies year round, over a larger and more diverse customer base. NJNG also participates in the capacity release market on the interstate pipeline network when the capacity is not needed for its own system requirements. Through September 30, 1998, NJNG retained 20% of the gross margin from these sales, with the balance credited to firm sales customers through the LGA clause. Effective October 1, 1998 through December 31, 2001, NJNG retains 15% of the gross margin from these sales.

A new incentive mechanism designed to reduce the fixed cost of NJNG's gas supply portfolio became effective October 1, 1998. Any savings achieved through the permanent reduction or replacement of capacity or other services will be shared between customers and shareowners. Under this program, NJNG retains 40% of the savings for the first 12 months following any transaction and retains 15% for the remaining period through December 31, 2001, with the balances credited to firm sales customers through the LGA clause.

NJNG's off-system sales and capacity management programs totaled 143.7 Bcf and generated $4.9 million of gross margin in 1999, compared with 104.9 Bcf and $4.9 million of gross margin in 1998 and 83.2 Bcf and $5.4 million of gross margin in 1997. The changes in margin each year were primarily due to warmer-than-normal weather, which increased the availability of supply and capacity, resulting in lower margins per therm.

INTERRUPTIBLE
NJNG serves 51 customers through interruptible sales and/or transportation tariffs. Sales made under the interruptible sales tariff are priced on market-sensitive, oil and gas parity rates. Although therms sold and transported to interruptible customers represented 5% of total throughput in 1999, 6% in 1998 and 7% in 1997, they accounted for less than 1% of the total gross margin in each year due to the margin-sharing formulas that govern these sales. Under these formulas, NJNG retains 10% of the gross margin from interruptible sales and 5% of the gross margin from transportation sales, with the balance credited to firm sales customers through the LGA clause. Interruptible sales were 1.5 Bcf in 1999, compared with 2 Bcf in 1998 and 1.5 Bcf in 1997. In addition, NJNG transported 8.3 Bcf, 8.6 Bcf and 8.2 Bcf in 1999, 1998 and 1997, respectively, for its interruptible customers.

APPLIANCE SERVICE REVENUES
Revenues from appliance service contracts and service calls increased 5% in 1999 to $10 million, and 10% in 1998 to $9.5 million, due to the addition of 6,770 and 9,400 service contracts, respectively. Costs related to this service work are primarily included in operation and maintenance expenses.

                       New Jersey Resources Corporation -- 1999 Annual Report 33

OPERATING INCOME
Operating income increased 3% and 5% in 1999 and 1998, respectively. These increases were primarily due to the increases in firm gross margin and increased appliance service revenues,which more than offset higher operating expenses, which primarily consisted of payroll, fringe benefits and depreciation.

NET INCOME
Net income increased 9%, to $42.7 million, in 1999 and 4%, to $39.1 million, in 1998. These increases were the result of the increased operating income as discussed above, and lower financing costs primarily due to refinancing activity. In addition, Other income, net in 1999 included $472,000 related to the settlement of a contract to serve a cogeneration project that was subsequently cancelled, and the resolution of an informal review by the BPU's Audit Division staff of gas purchases related to a long-term contract to provide gas supply to the project.

ENERGY HOLDINGS OPERATIONS
The consolidated financial results of NJR Energy Holdings Corporation (Energy Holdings) include: NJREnergy Services Company (Energy Services) and New Jersey Natural Energy Company (Natural Energy), the Company's unregulated fuel, capacity management and retail marketing subsidiaries; and, the continuing operations of NJR Energy Corporation (NJR Energy), which primarily consist of an equity investment in the Iroquois Gas Transmission System, L.P. (Iroquois), and are summarized as follows:

(Thousands)                   1999         1998         1997
                              ----         ----         ----
Revenues                   $268,599     $151,118     $144,343
Gross margin                 $6,988       $5,122       $6,930
Operating income             $3,473       $3,578       $5,300
Net income                   $1,364       $1,740       $2,551

Energy Holdings' revenues and related working capital accounts increased due to growth in Energy Services' wholesale marketing activities. Gas under management increased to 131.1 Bcf in 1999, compared with 82.9 Bcf in 1998 and 67.3 Bcf in 1997. Retail gas sales were 8 Bcf in 1999, compared with 6.7 Bcf in 1998 and 9.1 Bcf in 1997. Natural Energy had 17,875 retail customers at September 30, 1999, compared with 7,502 and 6,949 at September 30, 1998 and 1997, respectively. The increase is due to participation in residential pilot programs. In November 1999, Natural Energy assigned its commercial customers to a third party.

The decrease in Energy Holdings' operating income and net income in 1999 was primarily due to lower margins from retail sales, which more than offset higher margins from daily gas sales and fuel management agreements. Operating income and net income decreased in 1998, primarily due to the impact of warmer weather, changes in state tax laws and increased competition.

NJR Energy's results include interest expense related to debt remaining after the discontinuance of the oil and natural gas production business in 1994. The Company plans to further reduce such debt from cash flow generated by its equity investment in Iroquois.

Future results are subject to Energy Holdings' ability to expand its fuel management agreements and increase its wholesale and retail marketing activities.

NJR DEVELOPMENT OPERATIONS
The financial results of NJRDevelopment Corporation consist solely of the operations of Commercial Realty & Resources Corp. (CR&R), and are summarized as follows:

(Thousands)                       1999       1998      1997
                                  ----       ----      ----
Revenues                          $989        $758    $3,193
Other income, net                 $409      $1,494      $397
Net income (loss)                  $76        $487    $(320)

The decrease in net income in 1999 was due to the sale of a 280,000 square-foot office building which generated $900,000 of other income, net in 1998.

In 1996, CR&R entered into a sale-leaseback transaction, which generated a pre-tax gain of $17.8 million, which is included in Deferred revenue and is being amortized to Other income, net over 25 years in accordance with generally accepted accounting principles. The primary tenant of the facility, NJNG, is leasing the building under a long-term master lease agreement and continues to occupy the majority of the space in the building.

OTHER
Other income, net in 1999 included a $617,000 gain associated with the sale of certain securities by the Company.

THE YEAR 2000 ISSUE

GOAL AND STATUS
The Company's overall goal is to be Year 2000 ready. "Year 2000 ready" means that critical systems, devices, applications or business relationships have been evaluated and are expected to be suitable for continued use into and beyond the Year 2000, or contingency plans are in place.

The Company began addressing the Year 2000 issue in 1994 by assessing its enterprise computer systems, such as general ledger, payroll, inventory control, accounts receivable and Customer Information and Billing System (CIS). These systems, other than CIS, have been replaced and have been running the Company's day-to-day computing environment since 1995. The vendor of the software systems notified the Company that the new CIS, installed in August 1997, is Year 2000 ready. The balance of the systems have been upgraded to Year 2000 ready versions and a full integration test was successfully completed with the applications running on a system with the date set to the Year 2000.

34 New Jersey Resources Corporation - 1999 Annual Report

In 1997, a Year 2000 Project was established to provide leadership and direction to the Year 2000 efforts throughout the Company and its subsidiaries. The project scope was also expanded to include "embedded" systems (e.g., chart recorders, data loggers and calibration equipment), end-user computing hardware and software, plant and corporate facilities, gas control hardware and software, meter reading equipment, remittance processing equipment, and business relationships with key suppliers and customers.

The Company used a multi-step approach in conducting its Year 2000 Project. These steps included inventory, assessment, remediation, testing and contingency planning. The first step, an inventory of all systems and devices with potential Year 2000 issues, was completed in May 1998. The next step, also completed in May 1998, was to conduct an initial assessment of the inventory to determine the state of its Year 2000 readiness. As part of the assessment phase, remediation strategies were identified and remediation cost estimates developed. The Company utilized both internal and external resources to remediate and test for Year 2000 readiness. The testing and contingency phases were completed in September 1999. In 1998, the Company initiated formal communications with the suppliers with which it has active contracts to determine the extent to which the Company is vulnerable to suppliers who may fail to remediate their own Year 2000 issues. Key vendors have been mailed surveys regarding their Year 2000 compliance and all responses have been received. As an additional contingency, the Company has identified substitute vendors for critical functions.

COSTS
The capitalized costs through September 30, 1999 of updating the Company's enterprise computer systems, including the CIS described above, were $21.4 million. The Company incurred $3.6 million in 1999 for projects that have addressed Year 2000 readiness, of which $3.4 million was for new software and hardware which the Company capitalized.

RISK ASSESSMENT
The Company believes the most likely worst case scenario is a temporary disruption of service to its gas customers, including disruptions caused by key vendors on which the Company relies for its gas deliveries. The Company assessed the risk of this scenario and has formulated contingency plans. The Company has been informed by its major gas suppliers that they have thorough contingency plans, which include staff standing by at the time of transition.

CONTINGENCY PLANS
Contingency plans have been completed for all critical business processes and readiness plans will be rehearsed in December 1999 to increase our preparedness through the transition period into January 2000. Additional staffing has been committed in all areas of the Company to be able to react to situations should they occur. These plans are intended to mitigate both internal risks as well as potential risks in the supply chain of the Company's suppliers and customers.

The Company's Year 2000 project is designed to provide corrective action with respect to Year 2000 risks. In management's opinion, the ultimate resolution of Year 2000 issues will not have a material adverse effect on either the Company's financial condition or results of operation.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED
The Company obtains its common equity requirements, if any, through issuances of its common stock, including the proceeds from its Automatic Dividend Reinvestment Plan (DRP). In 1996, the DRP was amended to allow for the purchase of shares on the open market. The Company can switch funding options every 90 days. In September 1996, the Company implemented a one-million share repurchase plan and through September 30, 1999 has repurchased 842,362 shares. This plan was expanded, effective October 26, 1999, to 1.5 million shares.

The Company provides the debt requirements for its unregulated companies, while NJNG satisfies its debt needs by issuing short-and long-term debt based upon its own financial profile. In order to meet the working capital and external debt financing requirements of the unregulated companies, as well as its own working capital needs, the Company maintains committed credit facilities totaling $105 million with a number of banks. NJR borrowed $58.8 million and $59.3 million at September 30, 1999 and 1998, respectively, to fund the debt requirements of its unregulated subsidiaries and its working capital and investment activity.

It is the Company's objective to maintain a consolidated capital structure that reflects the different characteristics of each business segment and provides adequate financial flexibility for accessing capital markets as required. Based upon its existing mix of investments, it is the Company's goal to maintain a common equity ratio of between 50% and 55%, which is consistent with maintaining its current short- and long-term credit ratings.

At September 30, the Company's consolidated capital structure was as follows:

                                         1999           1998
                                         ----           ----
Common stock equity                       51%            46%
Preferred stock                           --              3
Long-term debt                            49             51
                                         ---            ---
Total                                    100%           100%
                                         ===            ===


NJNG
The seasonal nature of NJNG's operations creates large short-term cash requirements, primarily to finance gas purchases and customer accounts receivable. NJNG obtains working capital for these requirements, as well as for the temporary financing of construction expenditures, sinking fund needs and energy tax payments through the issuance of commercial paper and short-term bank loans. To support the issuance of commercial paper, NJNG maintains committed credit facilities totaling $80 million.

                       New Jersey Resources Corporation -- 1999 Annual Report 35

CAPITAL REQUIREMENTS
NJNG's capital requirements for 1997 through 1999 and projected amounts through 2001 are as follows:

                              Maturities and     Redemption
              Construction    redemption of     of preferred
(Thousands)   expenditures    long-term debt       stock          Total
-----------   ------------    --------------       -----          -----
1997            $46,193           $8,182            $120         $54,495
1998            $42,847          $38,192            $120         $81,159
1999            $48,196         $ 20,157         $20,120         $88,473
2000            $52,200             $318            $120         $52,638
2001            $52,500             $495            $120         $53,115

The level of construction expenditures results primarily from the need for services, mains and meters to support NJNG's continued customer growth and general system maintenance. Optional redemption activity included $20 million, $38 million and $7 million of First Mortgage Bonds in 1999, 1998 and 1997, respectively. In October 1998, NJNG redeemed its $20 million 7.72% Preferred Stock. In September 1998, NJNG received approval from the BPU to establish a $60 million medium-term note program.

FINANCING

(Thousands)                       1999        1998       1997
-----------                       ----        ----       ----
Cash flow                       $74,813     $75,665    $68,781
External financing
  Long-term debt                     --     $40,045     $6,500

Cash flow, defined as net income adjusted for depreciation, amortization of deferred charges and the change in deferred income taxes, represents the cash generated from operations available for capital expenditures, dividends, working capital and other requirements. Cash flow decreased in 1999 primarily due to a reduction in deferred tax benefits. Cash flow increased in 1998 primarily due to higher earnings and deferred tax benefits.

NJNG currently anticipates that its financing requirements in 2000 and 2001 will be met through internal generation, issuances of short-term debt and the draw down of $5 million of its Series GG Bonds in each of the next two years. The timing and mix of any external financings will be geared toward maintaining a common equity ratio which is consistent with maintaining its current short- and long-term credit ratings.

ENERGY HOLDINGS
Energy Holdings' capital requirements and financing activity for 1997 through 1999 are as follows:

(Thousands)                      1999          1998          1997
-----------                      ----          ----          ----
Capital expenditures and
  equity investments          $    308       $  2,000      $  1,430
Cash flow                     $   (526)      $  2,028      $  2,694
Asset sales                       --             --        $  9,087
Intercompany debt             $(28,334)      $ 19,306      $ (9,765)

The decrease in intercompany debt in 1999 reflected the impact of a renegotiated capacity contract which generated $5 million, changes in working capital associated with various storage transactions and the allocation of DRP proceeds. The decrease in cash flow in 1999 was primarily due to the taxes associated with the renegotiated capacity contract.

NJR Energy invested $2 million in 1998 for an equity interest in Capstone Turbine Corporation, a developer of energy efficient, gas-fired microturbine units which produce electricity.

Energy Holdings does not currently anticipate any significant capital expenditures or external financing requirements in 2000.

NJR DEVELOPMENT
CR&R's capital requirements and financing activity for 1997 through 1999 are as follows:

(Thousands)                  1999          1998           1997
-----------                  ----          ----           ----
Capital expenditures      $    306       $  1,609       $    840
Cash flow                 $   (569)      $  1,376       $    (14)
Asset sales                   --         $ 15,600       $  7,031
Intercompany debt         $ (1,873)      $(11,580)      $ (2,596)

CR&R currently has 183 acres of undeveloped land and two fully-occupied buildings totaling 25,000 square feet.

Proceeds from asset sales and the DRP have been used to reduce intercompany debt, while the changes in cash flow in each year reflect the tax payments related to the asset sales.

Capital expenditures each year are in connection with the fit-up of tenant space and investments made to preserve the value of its real estate holdings. CR&R does not currently anticipate any significant capital expenditures or external financing requirements in 2000.

FINANCIAL RISK MANAGEMENT
COMMODITY MARKET RISKS

The regulated and unregulated natural gas businesses of the Company's subsidiaries are subject to market risks due to fluctuations in the price of natural gas. To hedge against such risks, the Company's subsidiaries enter into futures contracts, exchange and over-the-counter option agreements and over-the-counter swap agreements. To manage these instruments, the Company has well-defined risk management policies and procedures, which include daily monitoring of volumetric limits and monetary guidelines.

Natural gas activities subject to hedging are conducted by three subsidiaries. NJNG, the regulated utility, recovers its gas costs through its LGA clause, and utilizes futures contracts and over-the-counter option and swap agreements to further hedge against price fluctuations. NJNG also utilizes option agreements through its Financial Risk Management Program (FRM). Energy Services uses financial instruments to hedge fixed-price sales and purchase contracts with wholesale counterparties, for storage

36 New Jersey Resources Corporation -- 1999 Annual Report management and to hedge its commitments to purchase natural gas for the retail customers of Natural Energy. A limited portfolio of undesignated purchased options may also be entered into by Energy Services. Finally, NJR Energy has a long-term, fixed-price contract to sell approximately 28.3 Bcf of natural gas to a gas marketing company at prices ranging from $2.56 to $4.41 per Million British Thermal Units (Mmbtu), which is fully hedged as described below.

Natural gas is a nationally traded commodity, and its prices are effectively determined by the New York Mercantile Exchange (NYMEX) and over-the-counter markets. The prices generally reflect the geographical balance of natural gas supply and demand, but are also influenced significantly from time to time by other events.

At September 30, 1999, NJNG had futures contracts to buy and sell 10.6 Bcf of natural gas through March 2000 at prices ranging from $2.19 to $3.19 per Mmbtu and a related unrealized gain of approximately $2.1 million. At September 30, 1999, NJNG also had natural gas swap agreements on 4.4 Bcf and a related unrealized gain of $915,000. Additionally, NJNG held options in its FRM for
2.7 Bcf at strike prices ranging from $2.25 to $3.00 per Mmbtu, on which it had an unrealized gain of $728,000 at September 30, 1999.

At September 30, 1999, Energy Services had futures contracts on 8.4 Bcf of natural gas through August 2001, at prices ranging from $2.09 to $3.14 per Mmbtu and had a deferred unrealized gain of $2.9 million. Energy Services also had natural gas swap agreements in order to hedge its risk on 40.2 Bcf and had a deferred unrealized gain of $4.2 million on these agreements at September 30,1999. In addition, Energy Services held options for 30,000 Mmbtu at strike prices of $2.25 to $2.75 per Mmbtu, on which it had an unrealized loss of $47,000 as of September 30, 1999.

NJR Energy has hedged both its price and physical delivery risks associated with an 18-year, fixed-price sales contract with a gas marketing company (the Gas Sale Contract). To hedge its price risk, NJR Energy entered into two swap agreements effective in November 1995. Under the terms of these swap agreements, NJR Energy will pay to the counterparties the identical fixed price it receives from the gas marketing company in exchange for the payment by the counterparties of an index price plus a spread per Mmbtu for the total volumes under the Gas Sale Contract. In order to hedge its physical delivery risk, NJR Energy entered into a purchase contract with a second gas marketing company for the identical volumes it is obligated to sell under the Gas Sale Contract, under which it pays the identical floating price it receives under the swap agreements mentioned above.

All of the futures contracts, options and swap agreements described are held for hedging, rather than trading, purposes except for 30,000 Mmbtu of options held by Energy Services. With respect to the futures contracts, options and swap agreements, the Company has performed a sensitivity analysis to estimate its exposure to market risk arising from natural gas price fluctuations using the net positions. Futures, options and swap agreements are substantially all settled at the NYMEX settlement date and the related natural gas quantity is purchased or sold in the physical market and, therefore, their notional values, which represent the absolute sum of all outstanding contracts and agreements, as the case may be, are not accurate measures of risk to the Company from those contracts and agreements. With respect to natural gas futures accounts as of September 30, 1999 and 1998, in the event of a hypothetical 10% change in natural gas prices, the value of the Company's contracts would change by approximately $770,000 and $1.2 million, respectively. With respect to natural gas swap agreements as of September 30, 1999 and 1998, in the event of a hypothetical 10% change in natural gas prices, the value of such agreements would change by approximately $2.8 million and $690,000, respectively. Finally, with respect to options as of September 30, 1999, in the event of a hypothetical 10% change in the option premiums related to the natural gas futures prices, the value of the options would change by approximately $120,000. There were no options outstanding as of September 30, 1998. However, any such changes in value under the futures contracts and the option and swap agreements would be substantially offset by a corresponding change in the related underlying contracts that are being hedged.

INTEREST RATE RISK

NJNG had total variable rate debt outstanding of $97 million, of which $56 million has been hedged by the purchase of a 6.5% interest rate cap through the year 2003. According to the Company's sensitivity analysis, NJNG's annual interest rate exposure on the $56 million, based on the difference between current average rates and the 6.5% interest rate cap, is limited to $1.2 million, net of tax and $1.1 million, net of tax, as of September 30, 1999 and 1998, respectively. If interest rates were to change by 100 basis points on the remaining $41 million of variable rate debt, NJNG's annual interest expense, net of tax, would change by $242,000 as of September 30, 1999 and 1998. As of September 30, 1999 the Company had variable rate debt of $58.8 million. If interest rates were to change by 100 basis points, annual interest expense, net of tax, would change by $347,000 in 1999. As of September 30, 1998 the Company had variable rate debt outstanding of $59.3 million, of which $15 million was hedged, through June 1999, with an interest rate swap agreement which fixed interest at 9.5%. If interest rates had changed by 100 basis points on the remaining $44.3 million, annual interest expense, net of tax, would have changed by $261,000.

EFFECTS OF INFLATION

Although inflation rates have been low to moderate in recent years, any change in price levels has an effect on operating results due to the capital intensive and regulated nature of the Company's principal subsidiary. The Company attempts to minimize the effects of inflation through cost control, productivity improvements and regulatory actions where appropriate.

NEW ACCOUNTING STANDARDS

See Note 1 to the Consolidated Financial Statements for a discussion of new accounting standards relating to accounting for derivative instruments and hedging activities.

                       New Jersey Resources Corporation -- 1999 Annual Report 37

INFORMATION CONCERNING
FORWARD-LOOKING STATEMENTS

Certain statements contained in this report are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These include statements as to management expectations and beliefs presented in the Chairman's Letter, NJNG's business unit profiles, statements made in Management's Discussion and Analysis under the captions "NJNG Operations - Gross Margin; - Residential and Commercial; - Firm Transportation"; "Energy Holdings Operations"; "The Year 2000 Issue"; "Liquidity and Capital Resources" and statements made in the Notes to Consolidated Financial Statements under the captions "Summary of Significant Accounting Policies - New Accounting Standards," "Financial Instruments and Risk Management"; and, "Commitments and Contingent Liabilities". Forward-looking statements can also be identified by the use of forward-looking terminology such as "may", "intend", "expect", or "continue" or comparable terminology and are made based upon management's expectations and beliefs concerning future developments and their potential effect upon the Company. There can be no assurance that future developments will be in accordance with management's expectations or that the effect of future developments on the Company will be those anticipated by management.

The Company cautions readers that the assumptions which form the basis for forward-looking statements regarding financial results and capital requirements for fiscal 2000 and thereafter include many factors that are beyond the Company's ability to control or estimate precisely, such as estimates of future market conditions and the behavior of other market participants. Among the factors that could cause actual results to differ materially from estimates reflected in such forward-looking statements are weather and economic conditions, and demographic changes in NJNG's service territory, fluctuations in energy commodity prices, energy conversion activity and other marketing efforts, the conservation efforts of NJNG's customers, the ability to extend certain fuel management contracts, unexpected Year 2000 issues, the pace of deregulation of retail gas markets, competition for the acquisition of gas, the regulatory and pricing policies of federal and state regulatory agencies, changes due to legislation at the federal and state level, the availability of Canadian reserves for export to the United States and other regulatory changes.

The Company does not, by including this statement, assume any obligation to review or revise any particular forward-looking statement referenced herein in light of future events.


INDEPENDENT AUDITORS' REPORT

                                                    [Deloitte & Touche LLP Logo]


To the Shareowners and Board of Directors of New Jersey Resources Corporation:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New Jersey Resources Corporation and its subsidiaries (the Company) as of September 30, 1999 and 1998 and the related consolidated statements of income, common stock equity and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 1999 in conformity with generally accepted accounting principles.

We have also previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheets and consolidated statements of capitalization as of September 30, 1997, 1996, 1995, and 1994, and the related consolidated statements of income, common stock equity and cash flows for the years ended September 30, 1996, 1995 and 1994 (none of which are presented herein) and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the Selected Financial Data for each of the six years in the period ended September 30, 1999 for the Company, presented on page 30, is fairly stated in all material respects, in relation to the consolidated financial statements from which it has been derived.



/s/ Deloitte & Touche LLP

Parsippany, New Jersey
October 26, 1999

38 New Jersey Resources Corporation -- 1999 Annual Report

CONSOLIDATED STATEMENTS OF INCOME               New Jersey Resources Corporation
(Thousands except per share data)

 Fiscal years ended September 30,                  1999           1998           1997
                                               --------       --------       --------
 Operating Revenues                            $904,268       $710,342       $696,544
                                               --------       --------       --------
 Operating Expenses
   Gas purchases                                669,835        483,715        465,552
   Operation and maintenance                     81,390         77,990         79,408
   Depreciation and amortization                 29,455         27,835         25,797
   Energy and other taxes                        36,071         36,758         43,240
                                               --------       --------       --------
Total operating expenses                        816,751        626,298        613,997
                                               --------       --------       --------
 Operating Income                                87,517         84,044         82,547
                                               --------       --------       --------
 Other Income, Net                                2,407          2,353            566
                                               --------       --------       --------
 Interest Charges, Net
   Long-term debt                                16,786         16,760         18,626
   Short-term debt and other                      2,771          2,873          1,887
                                               --------       --------       --------
 Total interest charges, net                     19,557         19,633         20,513
                                               --------       --------       --------
 Income before income taxes                      70,367         66,764         62,600
 Income tax provision                            25,445         23,422         21,085
                                               --------       --------       --------
 Income before Preferred Stock Dividends         44,922         43,342         41,515
 Preferred stock dividends                          116          1,585          1,591
                                               --------       --------       --------
 Net Income                                    $ 44,806       $ 41,757       $ 39,924
                                               --------       --------       --------
 Earnings per share - Basic                    $   2.51       $   2.35       $   2.22
 Earnings per share - Diluted                  $   2.49       $   2.33       $   2.21
                                               --------       --------       --------
 Dividends per Common Share                    $   1.68       $   1.64       $   1.60
                                               --------       --------       --------
 Average Shares Outstanding - Basic              17,852         17,798         18,001
 Average Shares Outstanding - Diluted            17,984         17,894         18,052

CONSOLIDATED STATEMENTS
OF COMMON STOCK EQUITY                          New Jersey Resources Corporation
(Thousands)



                                                   Number of        Common         Premium on        Treasury Stock    Retained
                                                      Shares         Stock       Common Stock             and Other    Earnings
                                                      ------         -----       ------------             ---------    --------
 Balance at September 30, 1996                        18,084       $45,295           $209,516          $     (977)    $   20,087
 Net income                                                                                                               39,924
 Common stock issued under stock plans                    36            90                869
 Cash dividends declared                                                                                                 (28,807)
 Treasury stock and other                               (240)                                              (7,561)
                                                      ------       -------          --------             --------      ---------
 Balance at September 30, 1997                        17,880        45,385           210,385               (8,538)        31,204
 Net income                                                                                                               41,757
 Common stock issued under stock plans                   180           449             7,645
 Cash dividends declared                                                                                                 (29,219)
 Treasury stock and other                               (249)                                              (8,264)
                                                      ------       -------          --------             --------      ---------
 Balance at September 30, 1998                        17,811        45,834           218,030              (16,802)        43,742
 Net income                                                                                                               44,806
 Common stock issued under stock plans                   250           343             3,673                4,972
 Cash dividends declared                                                                                                 (29,990)
 Treasury stock and other                               (320)                                             (12,439)
                                                      ------       -------          --------             --------      ---------

 Balance at September 30, 1999                        17,741       $46,177          $221,703             $(24,269)     $  58,558
                                                      ------       -------          --------             --------      ---------




 The accompanying notes are an integral part of these statements.


                    New Jersey Resources Corporation - 1999 Annual Report     39

CONSOLIDATED STATEMENTS OF CASH FLOWS           New Jersey Resources Corporation
  (Thousands)



  Fiscal years ended September 30,                                 1999             1998             1997
                                                              ---------        ---------        ---------
 Cash Flows from Operating Activities
   Net income                                                 $  44,806        $  41,757        $  39,924
   Adjustments to reconcile net income to cash flows
     Depreciation and amortization                               29,455           27,835           25,797
     Amortization of deferred charges                             2,692            2,716            1,118
     Deferred income taxes                                       (2,785)           6,989            4,720
     Changes in working capital                                  49,188          (48,967)           5,485
     Other, net                                                  (6,124)          (9,051)          (3,929)
                                                              ---------        ---------        ---------
 Net cash flows from operating activities                       117,232           21,279           73,115
                                                              ---------        ---------        ---------
 Cash Flows (used in) from Financing Activities
   Proceeds from long-term debt                                      --           75,345               --
   Proceeds from common stock                                     9,059            6,579              313
   Payments of  long-term debt                                  (20,657)         (38,192)         (13,182)
   Payments of preferred stock                                  (20,120)            (120)            (120)
   Purchases of treasury stock                                  (11,712)          (9,240)          (7,410)
   Payments of common stock dividends                           (29,828)         (29,076)         (28,711)
   Net change in short-term debt                                  1,000           12,700           13,000
                                                              ---------        ---------        ---------
 Net cash flows (used in) from financing activities             (72,258)          17,996          (36,110)
                                                              ---------        ---------        ---------
 Cash Flows used in Investing Activities
   Expenditures for
     Utility plant                                              (48,196)         (42,847)         (46,193)
     Real estate properties and other                              (676)          (1,830)            (967)
     Equity investments                                              --           (9,498)          (7,242)
     Cost of removal                                             (5,362)          (3,691)          (4,062)
   Proceeds from sale of assets                                   8,907           15,600           16,118
                                                              ---------        ---------        ---------
 Net cash flows used in investing activities                    (45,327)         (42,266)         (42,346)
                                                              ---------        ---------        ---------
 Net change in cash and temporary investments                      (353)          (2,991)          (5,341)
 Cash and temporary investments at beginning of the year          2,476            5,467           10,808
                                                              ---------        ---------        ---------
 Cash and temporary investments at end of the year            $   2,123        $   2,476        $   5,467
                                                              ---------        ---------        ---------

 Changes in Components of Working Capital
   Construction fund                                          $   3,900        $ (16,000)       $   6,500
   Receivables                                                  (31,604)            (810)         (14,465)
   Inventories                                                   17,208          (17,046)           7,179
   Deferred gas costs                                            32,047           (3,730)         (13,938)
   Purchased gas                                                 31,368          (10,418)          24,241
   Accrued and prepaid taxes, net                                (1,977)           4,854           10,728
   Customers' credit balances and deposits                        1,818              126          (10,319)
   Other, net                                                    (3,572)          (5,943)          (4,441)
                                                              ---------        ---------        ---------
 Total                                                        $  49,188        $ (48,967)       $   5,485
                                                              ---------        ---------        ---------

 Supplemental Disclosures of Cash Flows Information
 Cash paid during the year for
   Interest (net of amounts capitalized)                      $  18,978        $  18,287        $  18,297
   Income taxes                                               $  36,875        $  10,660        $   5,991


The accompanying notes are an integral part of these statements.


40     New Jersey Resources Corporation - 1999 Annual Report

 September 30,                                              1999             1998
                                                       ---------        ---------
 Assets
 Property, Plant and Equipment
   Utility plant, at cost                              $ 941,490        $ 895,321
   Real estate properties and other, at cost              26,326           25,838
                                                       ---------        ---------
                                                         967,816          921,159
   Accumulated depreciation and amortization            (262,372)        (240,685)
                                                       ---------        ---------
 Property, plant and equipment, net                      705,444          680,474
                                                       ---------        ---------
 Current Assets
   Cash and temporary investments                          2,123            2,476
   Construction fund                                      12,100           16,000
   Customer accounts receivable                           80,974           48,805
   Unbilled revenues                                       2,950            3,795
   Allowance for doubtful accounts                        (1,684)          (1,907)
   Gas in storage, at average cost                        35,718           52,797
   Materials and supplies, at average cost                 3,717            3,846
   Prepaid state taxes                                     4,749           11,752
   Deferred gas costs                                         --           16,589
   Other                                                   8,598            7,324
                                                       ---------        ---------
 Total current assets                                    149,245          161,477
                                                       ---------        ---------
 Deferred Charges and Other
   Equity investments                                      8,813            9,196
   Regulatory assets                                      64,063           40,297
   Long-term deferred gas costs                            9,744           21,833
   Other                                                  22,703           29,741
                                                       ---------        ---------
 Total deferred charges and other                        105,323          101,067
                                                       ---------        ---------
 Total Assets                                          $ 960,012        $ 943,018
                                                       ---------        ---------

 Capitalization and Liabilities
 Capitalization
   Common stock equity                                 $ 302,169        $ 290,804
   Redeemable preferred stock                                520           20,640
   Long-term debt                                        287,723          326,741
                                                       ---------        ---------
 Total capitalization                                    590,412          638,185
                                                       ---------        ---------
 Current Liabilities
   Current maturities of long-term debt                   20,318            1,957
   Short-term debt                                        61,700           60,700
   Purchased gas                                          78,829           47,461
   Accounts payable and other                             28,499           29,706
   Dividends payable                                       7,465            7,304
   Accrued taxes                                           2,138            7,029
   Overrecovered gas costs                                 3,369               --
   Customers' credit balances and deposits                15,470           13,652
                                                       ---------        ---------
 Total current liabilities                               217,788          167,809
                                                       ---------        ---------
 Deferred Credits
   Deferred income taxes                                  65,559           72,433
   Deferred investment tax credits                        10,293           10,628
   Deferred revenue                                       23,020           19,375
   Other                                                  52,940           34,588
                                                       ---------        ---------
 Total deferred credits                                  151,812          137,024
                                                       ---------        ---------
 Commitments and Contingent Liabilities (Note 10)
 Total Capitalization and Liabilities                  $ 960,012        $ 943,018
                                                       ---------        ---------

  The accompanying notes are an integral part of these statements.


                      New Jersey Resources Corporation - 1999 Annual Report   41

  September 30,                                                                                           1999              1998
                                                                                                      --------          --------
  Common Stock Equity
   Common stock, $2.50 par value, authorized 50,000,000 shares;
     issued shares 1999-18,470,886; 1998-18,333,655                                                   $ 46,177         $  45,834
   Premium on common stock                                                                             221,703           218,030
   Treasury stock at cost and other; shares 1999-730,027; 1998-522,670                                 (24,269)          (16,802)
   Retained earnings                                                                                    58,558            43,742
                                                                                                      --------          --------
  Total common stock equity                                                                            302,169           290,804
                                                                                                      --------          --------
  Redeemable Preferred Stock
  New Jersey Natural Gas Company
   $100 par value, cumulative; authorized shares 1999 - 315,200; 1998 - 516,400;
   outstanding shares
   5.65%  series - 1999 - 5,200; 1998 - 6,400                                                              520               640
   7.72%  series - 1998  - 200,000                                                                          --            20,000
                                                                                                      --------          --------
  Total redeemable preferred stock                                                                         520            20,640
                                                                                                      --------          --------
  Long-Term Debt
  New Jersey Natural Gas Company
   First mortgage bonds                                     Maturity date
   --------------------                                     -------------
   10.10%        Series S                                   June 1, 2009                                    --            18,200
   7.50%         Series V                                   December 1, 2002                            25,000            25,000
   5.38%         Series W                                   August 1, 2023                              10,300            10,300
   6.27%         Series X                                   November 1, 2008                            30,000            30,000
   6.25%         Series Y                                   August 1, 2024                              10,500            10,500
   8.25%         Series Z                                   October 1, 2004                             25,000            25,000
   Variable      Series AA                                  August 1, 2030                              25,000            25,000
   Variable      Series BB                                  August 1, 2030                              16,000            16,000
   6.88%         Series CC                                  October 1, 2010                             20,000            20,000
   Variable      Series DD                                  September 1, 2027                           13,500            13,500
   Variable      Series EE                                  January 1, 2028                              9,545             9,545
   Variable      Series FF                                  January 1, 2028                             15,000            15,000
   Variable      Series GG                                  April 1, 2033                               18,000            18,000
   Capital lease obligation                                                                             31,078            31,396
                                                                                                      --------          --------
  Total                                                                                                248,923           267,441
                                                                                                      --------          --------
  New Jersey Resources Corporation
   Revolving credit agreements, at floating rates           October 1, 2000 - August 8, 2001            38,800            59,300
                                                                                                      --------          --------
  Total long-term debt                                                                                 287,723           326,741
                                                                                                      --------          --------
  Total Capitalization                                                                                $590,412          $638,185
                                                                                                      --------          --------


The accompanying notes are an integral part of these statements.


42    New Jersey Resources Corporation - 1999 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      New Jersey Resources Corporation




1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS

New Jersey Resources Corporation (the Company) is an energy services holding company providing retail and wholesale natural gas and related energy services to customers from the Gulf Coast to New England. Its principal subsidiary, New Jersey Natural Gas Company (NJNG), provides regulated natural gas and appliance services in central and northern New Jersey and participates in the off-system sales and capacity management markets. Other operating subsidiaries include: NJR Energy Services Company (Energy Services) and New Jersey Natural Energy Company (Natural Energy), the Company's unregulated fuel and capacity management and retail marketing subsidiaries; NJR Energy Corporation (NJR Energy), an investor in energy-related ventures; and, Commercial Realty and Resources Corp. (CR&R), a commercial real estate developer.

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

UTILITY PLANT AND DEPRECIATION

Depreciation is computed on a straight-line basis for financial statement purposes, using rates based on the estimated average lives of the various classes of depreciable property. The composite rate of depreciation was 3.40% of average depreciable property in 1999, 3.36% in 1998 and 3.25% in 1997. When depreciable properties are retired, the original cost thereof, plus cost of removal less salvage, is charged to accumulated depreciation.

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

STATE OF NEW JERSEY TAX REFORM

In January 1998, the utility gross receipts tax formula was replaced with a state sales and income tax and a transitional energy facilities assessment
(TEFA). The TEFA is being gradually phased out between 1999 and 2002. The new law requires that all energy providers in the state be subject to the state sales and income taxes. Previously, non-utility providers of energy were not subject to the gross receipts and franchise tax.

INCOME TAXES

Deferred income taxes are calculated in conformance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes" (SFAS 109) (See Note 6: Income Taxes).

Investment tax credits have been deferred and are being amortized as a reduction to the tax provision over the average lives of the related property.

CAPITALIZED INTEREST

The Company's capitalized interest totaled $735,000 in 1999, $714,000 in 1998 and $1.3 million in 1997.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Gains and losses related to qualifying hedges of firm commitments or anticipated transactions are deferred and recognized in income or as adjustments of carrying amounts when the hedged transaction occurs (See Note 9: Financial Instruments and Risk Management).

REGULATORY ASSETS

Regulatory Assets at September 30, 1999 and 1998 consist of the following items:

(Thousands)                                  1999        1998
-------------------------------------------------------------
Remediation costs (Note 10)               $57,736     $35,243
Postretirement costs (Note 8)               4,559       4,885
Other                                       1,768         169
                                          -------     -------
Total                                     $64,063     $40,297
                                          =======     =======

Included in Other Deferred Credits are the following items:

(Thousands)                                  1999        1998
-------------------------------------------------------------
Remediation costs (Note 10)               $45,219     $27,500
Postretirement costs (Note 8)               4,653       4,617
                                          -------     -------
Total                                     $49,872     $32,117
                                          =======     =======

STATEMENTS OF CASH FLOWS

For purposes of reporting cash flows, all temporary investments with maturities of three months or less are considered cash equivalents.

NEW ACCOUNTING STANDARDS

In June 1998, the Financial Accounting Standards Boards (FASB) issued SFAS No. 133 "Accounting for Derivative Investments and Hedging Activities", which must be adopted by the quarter ending December 31, 2000. The Company is currently evaluating the effects of SFAS No. 133 on its financial condition and results of operations, which will vary based on the Company's use of derivative instruments during any given reporting period following the time of adoption.



                       New Jersey Resources Corporation - 1999 Annual Report  43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      New Jersey Resources Corporation

In November 1998, the Emerging Issues Task Force (EITF) of the FASB reached consensus on EITF 98-10 "Accounting for Contracts Involved in Energy Trading and Risk Management Activities", which must be adopted in the quarter ending December 31, 1999. The Company is currently evaluating the effects of EITF 98-10 on its financial condition and results of operations, which will vary based on the contracts and derivatives in effect at that time.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year reporting.

USE OF ESTIMATES

The consolidated financial statements of the Company include estimates and assumptions of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results in the future may differ from such estimates.

2. COMMON STOCK

At September 30, 1999, there were 1,117,997 shares reserved for issuance under the Company's Automatic Dividend Reinvestment, Employee Stock Ownership and Retirement Savings Plans.

A total of 750,000 shares are reserved for issuance to employees under the Long-Term Incentive Compensation Plan (the Plan) at the discretion of the Board of Directors. At September 30, 1999, there were 40,019 shares remaining for issuance or grant under the Plan. The Company issued 9,600 and 22,461 shares in 1999 and 1997 under the Plan, with a related annual expense of approximately $118,000 and $224,000, respectively, which vest over a three-year period and are subject to the Company achieving certain performance targets. The Company will issue an additional 13,964 shares in 2000, related to the 1997 award, based on exceeding certain performance targets. The related expense of $559,000 was recognized in 1999.

All options granted under the Plan have been non-qualified stock options. They give the holder a right to purchase the Company's common stock at prices no less than the closing price on the date of the grant. Generally, no option can be exercised before one year or more than 10 years from the date of each grant.

A total of 175,000 shares are reserved for issuance to outside directors under the Restricted Stock and Stock Option Program for Outside Directors (the Program). Under the Program, each director received an award of 200 shares of restricted stock which vests over four years. Each director is also granted 5,000 options upon joining the Board. A Supplemental Stock Option Program (Supplemental Program) was approved by the Board of Directors, effective October 1, 1998. The Supplemental Program provides that each director receives an annual grant of 1,500 options. All other terms of the Program remain the same. In 1999, 200 shares were issued and none were forfeited. At September 30, 1999, there were 40,550 shares remaining for issuance or grant under the Program, including the Supplemental Program. All options granted under the Program allow for purchase of common stock at prices equal to the closing price on the date of grant, and no option can be exercised before one year or more than 10 years from the date of each grant.

The Company has adopted SFAS No. 128 "Earnings Per Share" which establishes standards for computing and presenting basic and diluted earnings per share
(EPS). The incremental shares that were required for inclusion in the denominator for the diluted EPS calculation relate to stock options and restricted stock and totaled 132,061, 96,205 and 50,540 for 1999, 1998 and 1997, respectively. The numerator for both the basic and diluted calculations was net income. The impact was a two-cent dilutive effect for 1999 and 1998 and a one-cent dilutive effect for 1997.

As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS
123), the Company will continue to apply Accounting Principles Board Opinion No. 25 and its related interpretations in accounting for its stock-based plans and provide the pro forma disclosures required by SFAS 123. No compensation expense has been recognized for its stock-based plans except for performance-based awards. If compensation expense had been determined based on the fair value of stock options at the date of grant consistent with the methodology of SFAS 123, the Company's net income would have been reduced by approximately $151,000 ($.01 EPS - Basic and Diluted) in 1999, $171,000 ($.01 EPS - Basic and Diluted) in 1998 and $249,000 ($.02 EPS - Basic, $.01 EPS - Diluted) in 1997.

The following table summarizes the stock option activity for the past three years:

                                                        Weighted
                                                        Average
                                                        Exercise
                            Shares      Price Range      Price
----------------------------------------------------------------
Outstanding at
  September 30, 1996       270,796    $22.25  - $29.00  $25.83
Granted                    119,420     29.25 -   33.75   31.60
Exercised                  (13,522)    22.25 -   23.13   23.06
Forfeited                   (9,339)    27.75 -   32.00   28.45
----------------------------------------------------------------
Outstanding at
  September 30, 1997       367,355     22.25 -   33.75   27.74
Granted                     36,431     22.25 -   37.50   35.42
Exercised                  (12,019)    22.25 -   32.00   26.15
Forfeited                  (11,366)    22.88 -   34.44   28.54
----------------------------------------------------------------
Outstanding at
  September 30, 1998       380,401     22.25 -   37.50   28.51
----------------------------------------------------------------
GRANTED                    327,537     36.94 -   39.50   37.02
EXERCISED                  (17,864)    22.25 -   35.44   26.26
FORFEITED                   (3,499)    27.75 -   38.00   29.40
----------------------------------------------------------------
OUTSTANDING AT
  SEPTEMBER 30, 1999       686,575    $22.25 -  $39.50  $32.62
================================================================
EXERCISABLE AT
  SEPTEMBER 30, 1999       252,912    $22.25 -  $37.50  $28.47
================================================================

The weighted average remaining option contractual life is 7.1 years.

The weighted average fair value of the options granted in 1999


44 New Jersey Resources Corporation - 1999 Annual Report was estimated at $2.60 per option on the date of grant using the Black-Scholes option pricing model, with the following assumptions: dividend yield of 4.2%, volatility of 19.31% and expected life of 8.5 years.

In September 1996, the Board of Directors authorized the repurchase of up to one million of the Company's common shares. Effective October 26, 1999, the plan was expanded to 1.5 million shares. As of September 30, 1999, the Company has repurchased 842,362 shares of its common stock at a cost of $28.9 million.

3. REDEEMABLE PREFERRED STOCK

The $20 million 7.72% series was redeemed in October 1998 at a price of $101.72 per share.

In July 1996, the Board of Directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on or after August 15, 1996. Each right entitles its holder to purchase 1/1000 of one share of the Series A Stock, as defined below, at an exercise price of $55.

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

4. LONG-TERM DEBT, DIVIDENDS AND RETAINED EARNINGS RESTRICTIONS

Annual redemption requirements for the next five years are as follows: 2000, $20.3 million; 2001, $39.3 million; 2002, $529,000; 2003, $25.6 million and
2004, $604,000.

NJNG's mortgage secures its First Mortgage Bonds and represents a lien on substantially all its property, including gas supply contracts. Certain indentures supplemental to the mortgage include restrictions as to cash dividends and other distributions on NJNG's common stock, which restrictions apply so long as certain series of First Mortgage Bonds are outstanding. Under the most restrictive provision, approximately $66.8 million of NJNG's retained earnings was available for such purposes at September 30, 1999.

In June 1999, NJNG redeemed its $20 million 10.10% Series S First Mortgage
Bonds.

NJNG has entered into loan agreements with the New Jersey Economic Development Authority (the Authority) in which the Authority issues bonds to the public. To secure its loans from the Authority, NJNG issues First Mortgage Bonds with interest rates and maturity dates identical to the Authority's Bonds. In April 1998, NJNG entered into a loan agreement whereby the Authority loaned NJNG the proceeds from its $18 million Natural Gas Facilities Revenue Bonds, Series 1998C (the EDA Bonds). The rates of interest on the EDA Bonds are variable, currently set at a weekly mode, and may be changed by NJNG to daily, weekly, flexible or long-term interest rate modes, not to exceed 10% per year. The EDA Bonds mature on April 1, 2033. The proceeds from the EDA Bonds were deposited into a project construction fund. NJNG may obtain such funds in reimbursement of its qualified expenditures relating to the project upon delivering an equivalent amount of its Adjustable Rate Series GG First Mortgage Bonds (Series GG Bonds) to the indenture trustee. NJNG drew down $3.9 million and $2 million from the construction fund and issued $3.9 million and $2 million of its Series GG Bonds in 1999 and 1998, respectively.

At September 30, 1999, NJNG had total variable rate debt outstanding of $97 million, of which $56 million has been hedged by the purchase of a 6.5% interest rate cap through the year 2003.

In December 1995, the BPU approved NJNG's petition to enter into a master-lease agreement for its headquarters building for a 25.5 year term with two five year renewal options. The present value of the agreement's minimum lease payments is reflected as both a capital lease and a capital lease obligation, which are included in Utility Plant and Long-Term Debt, respectively, in the Consolidated Balance Sheets. In accordance with its ratemaking treatment, NJNG records rent expense as if the lease was an operating lease. Minimum annual lease payments are $2.4 million in 2000, and $2.6 million in 2001 through 2004, with $55.5 million over the remaining term of the lease. Approximately 23% of the building, representing approximately $500,000 of lease payments in 2000, is presently subleased to other tenants.

The Company has five committed revolving credit agreements totaling $105 million, which provide for bank loans at negotiable rates at or below the prime rate. At September 30, 1999, a total of $58.8 million was outstanding under these agreements, of which $20 million matures in 2000, with a weighted average interest rate of 5.1%. At September 30, 1998, a total of $59.3 million was outstanding under revolving credit agreements with a weighted average interest rate of 6.9%.



                       New Jersey Resources Corporation - 1999 Annual Report  45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      New Jersey Resources Corporation




5. SHORT-TERM DEBT AND CREDIT FACILITIES

Committed credit facilities of NJNG support the issuance of commercial paper and provide for bank loans at negotiable rates at or below the prime rate. These credit facilities total $80 million and require commitment fees on the unused amounts. A comparison of pertinent data follows:

(Thousands)                                    1999          1998          1997
--------------------------------------------------------------------------------
Bank credit facilities                     $ 80,000      $ 90,000      $ 75,000
Maximum amount outstanding                 $106,000      $ 99,000      $ 78,500
Average daily amount outstanding
  Notes payable to banks                   $  4,200      $  6,100      $  5,800
  Commercial paper                         $ 53,500      $ 50,900      $ 40,500
Weighted average interest rate
  Notes payable to banks                       5.40%         5.81%         5.65%
  Commercial paper                             5.15%         5.67%         5.53%
Amount outstanding at year end
  Commercial paper                         $ 61,700      $ 60,700      $ 48,000
Interest rate at year end
  Commercial paper                             5.34%         5.53%         5.59%

6. INCOME TAXES

The Company's federal income tax returns have been examined by the Internal Revenue Service (the IRS) through 1993 and all significant matters have been settled. The IRS has substantially completed its examination of the 1995 and 1994 tax returns and the Company does not anticipate any significant issues. Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35% to pre-tax income for the following reasons:

(Thousands)                                  1999           1998           1997
--------------------------------------------------------------------------------
Statutory income
  tax expense                            $ 25,115       $ 23,811       $ 22,020
Change resulting from
  State income taxes                        4,445          3,060            248
  Depreciation and
  cost of removal                          (1,478)        (1,201)          (639)
  Investment tax credits                     (335)          (335)          (346)
  Other                                      (912)          (647)           116
                                         --------       --------       --------
Income tax provision                     $ 26,835       $ 24,688       $ 21,399
                                         ========       ========       ========


The income tax provision is composed of the following:

(Thousands)                                    1999          1998          1997
--------------------------------------------------------------------------------
Current
  Federal                                  $ 28,854      $ 11,097      $  3,314
  State                                       9,385         4,209           381
Deferred
  Federal                                    (8,522)        9,218        18,050
  State                                      (2,547)          499            --
Investment tax credits                         (335)         (335)         (346)
                                           --------      --------      --------
Income tax provision                       $ 26,835      $ 24,688      $ 21,399
                                           ========      ========      ========

Charged to: Operating expenses             $ 25,445      $ 23,422      $ 21,085
            Other income, net                 1,390         1,266           314
                                           --------      --------      --------
Income tax provision                       $ 26,835      $ 24,688      $ 21,399
                                           ========      ========      ========

The tax effects of significant temporary differences comprising the Company's net deferred income tax liability at September 30, 1999 and 1998, are as follows:

(Thousands)                                                 1999           1998
--------------------------------------------------------------------------------
Current
  Deferred gas costs                                    $ (1,540)      $  5,560
  Weather normalization clause                             3,198          3,078
  Other                                                   (2,606)        (3,180)
                                                        --------       --------
Current deferred tax liability, net                     $   (948)      $  5,458
                                                        ========       ========
Non-current
  Property-related items                                $ 77,209       $ 71,871
  Customer contributions                                  (4,412)        (3,849)
  Capitalized overhead and interest                       (3,369)        (4,465)
  Deferred gas costs                                       3,382          7,736
  Unamortized investment tax credits                      (3,602)        (4,315)
  Remediation costs and other                             (3,649)         5,455
                                                        --------       --------
Non-current deferred tax liability, net                 $ 65,559       $ 72,433
                                                        ========       ========

7. REGULATORY ISSUES

In September 1999, NJNG filed to reduce its LGA by less than 1%, reflecting a proposal to decrease the Prior Gas Cost Adjustment (PGCA), Transportation Education and Implementation (TEI) and Demand Side Management (DSM) factors, partially offset by a minor increase to its Remediation Adjustment (RA) factor. No change was proposed for the Gas Cost Recovery (GCR) and Weather Normalization Clause (WNC) factors.

In August 1999, NJNG filed a Comprehensive Resource Analysis (CRA) plan pursuant to a BPU order. The CRA, which will replace NJNG's current DSM program, includes a program cost of $2.9 million recoverable through rates. NJNG expects the BPU to rule on the filing in February 2000.


46  New Jersey Resources Corporation - 1999 Annual Report

In July 1999, the BPU approved a settlement agreement that provided for a decrease in NJNG's GCR level and an increase in its WNC, RA, DSM and TEI factors. As a result of this settlement, sales customers received a rate decrease of approximately 3%, and transportation customers experienced an increase of approximately 2%. The BPU also approved a Flexible Pricing Mechanism
(FPM), which permits NJNG to adjust its GCR prices during the November through April period to help prevent significant under- or over- recoveries. The FPM is subject to certain monthly and annual limitations and requires a five day notice period to the BPU and the Ratepayer Advocate.

In February 1999, the Electric Discount and Energy Competition Act (the Act), which provides the framework for the restructuring of New Jersey's energy markets, became law. The Act includes various provisions relating to natural gas utilities which provide all customers with the ability to choose their natural gas supplier other than their incumbent utility beginning January 1, 2000. The Act also allows continuation of each utility's role as a gas supplier at least until December 31, 2002, when the BPU must determine the ongoing role of each utility in providing gas supply services. The Act allows natural gas utilities to provide competitive services (e.g., appliance services), and customers to choose their provider of account services (i.e., meter reading, billing and collections) beginning January 1, 2000. The BPU is continuing to issue standards and rules to implement the Act.

In April 1999, NJNG filed a rate unbundling petition pursuant to a BPU order which re-labels its current charges and provides new service options. The filing is not expected to result in any change in overall rates collected by NJNG, and the Company expects that the BPU will issue its order by December 31, 1999.

8. EMPLOYEE BENEFIT PLANS

The Company has two trusteed, noncontributory defined benefit retirement plans covering all regular, full-time employees with more than one year of service. Plan benefits are based on years of service and average compensation during the last five years of employment. The Company makes annual contributions to the plans consistent with the funding requirements of federal law and regulations. The Company also provides postretirement medical and life insurance benefits to employees who are eligible for retirement through the Company's pension plan.

The Company has adopted SFAS No. 132 "Employers' Disclosure about Pensions and Other Postretirement Benefits", which requires a reconciliation of beginning and ending balances of the benefit obligation and fair value of plan assets. Also required is the funded status of the plan, a breakout of the net pension cost recognized for the year and the weighted average rates used in plan calculations. All prior periods presented have been restated.

PENSION PLANS

The components of the net pension cost are as follows:

(Thousands)                                        1999        1998        1997
--------------------------------------------------------------------------------
Service cost                                    $ 2,028     $ 1,467     $ 1,927
Interest cost                                     3,816       3,791       3,573
Expected return on plan assets                   (5,044)     (4,711)     (4,186)
Amortization of prior service cost                   87         154         154
Recognized actuarial loss                            28          --          --
Recognized net initial obligation                  (306)       (306)       (306)
                                                -------     -------     -------
Net periodic pension cost                       $   609     $   395     $ 1,162
                                                =======     =======     =======


Plan assets consist primarily of corporate equities and obligations, U.S. Government obligations and cash equivalents. A reconciliation of the funded status of the plans to the amounts recognized in the Consolidated Balance Sheets is presented below:

(Thousands)                                                  1999          1998
--------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                  $ 62,725      $ 50,947
Service cost                                                2,028         1,467
Interest cost                                               3,816         3,791
Plan participants' contributions                               58            82
Plan amendments                                                --          (652)
Actuarial (gain) loss                                      (8,718)        9,515
Benefits paid                                              (2,714)       (2,425)
                                                         --------      --------
Benefit obligation at end of year                        $ 57,195      $ 62,725
                                                         ========      ========

Change in plan assets

Fair value of plan assets at beginning of year           $ 55,666      $ 59,172
Actual return on plan assets                               11,604        (1,789)
Employer contributions                                         --           626
Plan participants' contributions                               58            82
Benefits paid                                              (2,714)       (2,425)
                                                         --------      --------
Fair value of plan assets at end of year                 $ 64,614      $ 55,666
                                                         ========      ========

Funded status                                            $  7,419      $ (7,059)
Unrecognized net (gain) loss                              (10,077)        5,229
Unrecognized prior service cost                               750           836
Unrecognized net initial obligation                        (1,444)       (1,750)
                                                         --------      --------
Net amount recognized                                    $ (3,352)     $ (2,744)
                                                         ========      ========




                       New Jersey Resources Corporation - 1999 Annual Report  47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      New Jersey Resources Corporation




The weighted average assumptions are as follows:

                                             1999       1998
-------------------------------------------------------------
Discount rate                                7.50%      6.25%
Expected asset return                        9.50%      9.50%
Compensation increase                        3.50%      3.00%

OTHER POSTRETIREMENT BENEFITS

The Company's transition obligation associated with these benefits was $8.6 million, which is being amortized over 20 years, and its annual expense has increased from approximately $400,000 in 1994 to $2.5 million, of which over 95% relates to NJNG.

Effective October 1, 1998, the BPU approved the recovery of an additional $945,000 of annual Other Postretirement Benefit costs and $4.9 million of deferred costs, which is included in Regulatory Assets in the Consolidated Balance Sheets, over 15 years.

The components of the net postretirement benefit cost are as follows:

(Thousands)                                    1999          1998          1997
--------------------------------------------------------------------------------
Service cost                                $   743       $   607       $   539
Interest cost                                 1,219         1,204         1,009
Expected return on plan assets                 (222)         (160)          (90)
Amortization of
   Transition obligation                        430           430           430
   Prior service cost                           124            97            97
   Loss (gain)                                  181            63            (7)
   Deferred expense                              --        (1,374)       (1,209)
                                            -------       -------       -------
Total net periodic benefit cost             $ 2,475       $   867       $   769
                                            =======       =======       =======

A reconciliation of the accumulated postretirement benefit obligation (APBO) to the amounts recognized in the Consolidated Balance Sheets at September 30, 1999 and 1998 is presented below:

(Thousands)                                                  1999          1998
--------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                  $ 19,403      $ 14,366
Service cost                                                  743           607
Interest cost                                               1,219         1,204
Plan amendments                                               137           218
Actuarial (gain) loss                                      (1,791)        3,670
Benefits paid                                                (705)         (662)
                                                         --------      --------
Benefit obligation at end of year                        $ 19,006      $ 19,403
                                                         ========      ========

Change in plan assets
Fair value of plan assets at beginning of year           $  1,930      $  1,645
Actual return on plan assets                                  382           (72)
Employer contributions                                      1,607           357
                                                         --------      --------
Fair value of plan assets at end of year                 $  3,919      $  1,930
                                                         ========      ========

Funded status                                            $(15,087)     $(17,473)
Unrecognized transition obligation                          6,020         6,450
Unrecognized prior service cost                             1,485         1,472
Unrecognized net loss                                       2,771         4,903
                                                         --------      --------
Net amount recognized                                    $ (4,811)     $ (4,648)
                                                         ========      ========


The weighted average assumptions are as follows:

                                              1999      1998
-------------------------------------------------------------
Discount rate                                 7.50%     6.25%
Expected asset return                         9.00%     9.00%
Compensation increase                         3.50%     3.00%

Effect of a one-percentage point increase in the health care cost trend rate on:

                                                                1999        1998
--------------------------------------------------------------------------------
Year end benefit obligation                                   $3,146      $3,091
Total of service and interest cost components                 $  389      $  369

Effect of a one-percentage point decrease in the health care cost trend rate on:

                                                              1999         1998
--------------------------------------------------------------------------------
Year end benefit obligation                                $(2,512)     $(2,468)
Total of service and interest cost components              $  (302)     $  (286)

The assumed health care cost trend rate used in measuring the APBO as of September 30, 1999 was 9%, gradually declining until attaining an ultimate level of 5.3% in 2003, and then remaining constant thereafter for participants under age 65. For participants age 65 and older the trend rate was 7.5% in 1999, declining to 5.3% in 2003, and then remaining constant thereafter.

DEFINED CONTRIBUTION PLAN

The Company offers an Employee Retirement Savings Plan to eligible employees. The Company contributes an amount equal to 50% for non-represented participants and 25% for represented participants, on contributions up to 6% of base compensation. The amount expensed for the matching provision of the plan was $646,000, $495,000 and $363,000 in 1999, 1998 and 1997, respectively.

9. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Energy Services and Natural Energy enter into fixed-price contracts to purchase and sell natural gas. In order to hedge these contracts, at September 30, 1999, Energy Services entered into futures contracts to buy 8.4 Bcf of natural gas through August 2001 at prices ranging from $2.09 to $3.14 per Million British Thermal Units (Mmbtu) and had a related deferred unrealized gain of $2.9 million. Energy Services also entered into natural gas swap agreements in order to hedge its risk for 40.2 Bcf of natural gas and, at September 30, 1999, had a related deferred unrealized gain of approximately $4.2 million. In addition, Energy Services had options on 30,000 Mmbtu of natural gas and had a related deferred unrealized loss of $47,000 at September 30, 1999.




48  New Jersey Resources Corporation - 1999 Annual Report

To hedge against price fluctuations in its purchases of natural gas, NJNG has entered into futures contracts for 10.6 Bcf of natural gas through March 2000 at prices ranging from $2.19 to $3.19 per Mmbtu and had a related deferred unrealized gain of $2.1 million. NJNG also had natural gas swap agreements covering 4.4 Bcf and a related deferred unrealized gain of $915,000. Additionally, as part of its Financial Risk Management Program, NJNG held options covering 2.7 Bcf at strike prices ranging from $2.25 to $3.00 per Mmbtu and had a related deferred unrealized gain of $728,000 at September 30, 1999.

In March 1992, NJR Energy entered into long-term, fixed-price contracts to sell natural gas to a gas marketing company. In October 1994, in conjunction with a shift in capital allocation policy, NJR Energy entered into a swap agreement which hedged its risk for sales volumes under the contract which were in excess of the estimated production from natural gas reserves owned at that time. NJR Energy subsequently sold its natural gas reserves pursuant to a plan to exit the oil and gas production business. In order to hedge its risk for sales volumes under such contract that would have otherwise been fulfilled by its producing reserve base, NJR Energy entered into a second swap agreement in June 1995. In connection with the second swap, NJR Energy received $3.3 million, which is included in Deferred Revenue and is being amortized to income over the 15-year life of the agreement. Under the terms of the swap agreements, NJR Energy will pay to the counterparties the identical fixed price it receives from the gas marketing company in exchange for the payment by the counterparties of an index price plus a spread per Mmbtu (i.e., the floating price) for the total volumes under the gas sales contract. The swap agreements were effective as of November 1995, and will expire on the same date as the underlying gas sales contract. As of September 30, 1999, NJR Energy would have to pay approximately $11.2 million to terminate these swap agreements.

In order to secure the physical gas supply to meet the delivery requirements under its gas sales contracts, NJR Energy entered into a long-term purchase contract effective November 1995, with a second gas marketing company for the identical volumes it is obligated to sell under the above mentioned gas sales contract. NJR Energy has agreed to pay the supplier the identical floating price it is receiving under the swap agreements. In conjunction with this contract, NJR Energy received $1.9 million, which is included in Deferred Revenue and is being amortized to income over the life of the agreement.

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

The fair value of cash and temporary investments, accounts receivable, accounts payable, commercial paper and borrowings under revolving credit facilities are estimated to equal their carrying amounts due to the short maturity of those instruments. The estimated fair value of long-term debt is based on quoted market prices for similar issues. The carrying amount of long-term debt was $256.6 million and $297.1 million, with a fair market value of $253.8 million and $311.8 million at September 30, 1999 and 1998, respectively.

10. COMMITMENTS AND CONTINGENT LIABILITIES

NJNG has entered into long-term contracts for the supply, storage and delivery of natural gas with pipeline companies that expire at various dates through 2014. These contracts include fixed charges of approximately $90 million per year, which are recovered through the LGA.

Capital expenditures are estimated at $52.2 million and $52.5 million in fiscal 2000 and 2001, respectively, and consist primarily of NJNG's construction program to support its customer growth and maintain its distribution system.

NJNG is participating in environmental investigations and the preparation of proposals for remedial action at 11 former manufactured gas plant (MGP) sites. Through the RA approved by the BPU, NJNG is recovering expenditures incurred through June 1998 over a seven-year period. Costs incurred subsequent to June 30, 1998 will be reviewed annually and, subject to BPU approval, recovered over seven-year periods. With the assistance of an outside consulting firm, NJNG updated an environmental review of the sites, including a review of its potential liability for investigation and remedial action. On the basis of such review, NJNG estimates that, exclusive of any insurance recoveries, total future expenditures to remediate and monitor known MGP sites will range from $45.2 million to $106 million. NJNG's estimates of these liabilities are based upon currently available facts, existing technology and presently enacted laws and regulations. Where available information is sufficient to estimate the amount of the liability, it is NJNG's policy to accrue the full amount of such estimate. Where the information is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, it is NJNG's policy to accrue the lower end of the range. Accordingly, NJNG has recorded an accrued liability and corresponding regulatory asset of $45.2 million. The actual costs to be incurred by NJNG are dependent upon several factors, including final determination of remedial action, changing technologies and governmental regulations, the ultimate ability of other responsible parties to pay and any insurance recoveries. NJNG will continue to seek recovery of such costs through the RA.

The Company is a party to various claims, legal actions, complaints and investigations arising in the ordinary course of business. In management's opinion, the ultimate disposition of these matters will not have a material adverse effect on either the Company's financial condition or results of operations.




                       New Jersey Resources Corporation - 1999 Annual Report  49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS      New Jersey Resources Corporation




11. BUSINESS SEGMENT DATA

Information related to the Company's various business segments, excluding capital expenditures, which are presented in the Consolidated Statements of Cash Flows, is detailed below.

The Company has adopted SFAS No. 131 "Disclosures About Segments of an Enterprise and Related Information", which requires changes in how a business identifies its segments and the type of information to be disclosed for each segment.

The natural gas distribution segment consists of NJNG's regulated energy and appliance services as well as participation in the off-system and capacity management markets. The energy holdings segment consists primarily of unregulated fuel and capacity management and marketing subsidiaries. The real estate segment consists of the operations of CR&R, a commercial real estate developer.

(Thousands)

Fiscal years ended September 30,               1999          1998          1997
--------------------------------------------------------------------------------
Operating Revenues
  Natural gas distribution                $ 644,550     $ 575,971     $ 561,590
  Energy holdings                           268,599       151,118       144,343
  Real estate                                   989           758         3,193
                                          ---------     ---------     ---------
Total before eliminations                   914,138       727,847       709,126
  Eliminations                               (9,870)      (17,505)      (12,582)
    (intersegment revenues)
                                          ---------     ---------     ---------
Total                                     $ 904,268     $ 710,342     $ 696,544
                                          =========     =========     =========

Depreciation and Amortization
  Natural gas distribution                $  29,036     $  27,520     $  25,102
  Energy holdings                               251           177           192
  Real estate                                    84            56           410
  Other                                          84            82            93
                                          ---------     ---------     ---------
Total                                     $  29,455     $  27,835     $  25,797
                                          =========     =========     =========

Operating income
  Natural gas distribution                $  82,096     $  79,969     $  76,431
  Energy holdings                             3,473         3,578         5,300
  Real estate                                  (398)       (1,050)          119
  Other                                       2,346         1,547           697
                                          ---------     ---------     ---------
Total                                     $  87,517     $  84,044     $  82,547
                                          =========     =========     =========

Assets at Year End
  Natural gas distribution                $ 883,072     $ 866,269     $ 805,440
  Energy holdings                            46,371        38,106        28,315
  Real estate                                22,396        22,039        34,205
  Other                                       8,173        16,604        11,101
                                          ---------     ---------     ---------
Total                                     $ 960,012     $ 943,018     $ 879,061
                                          =========     =========     =========



12. SELECTED QUARTERLY DATA (UNAUDITED)

A summary of financial data for each fiscal quarter of 1999 and 1998 follows. Due to the seasonal nature of the Company's natural gas business, quarterly amounts vary significantly during the year. In the opinion of management, the information furnished reflects all adjustments necessary for a fair presentation of the results of the interim periods.

(Thousands, except                 First       Second        Third       Fourth
per share data)                  Quarter      Quarter      Quarter      Quarter
--------------------------------------------------------------------------------
1999
OPERATING REVENUES             $ 244,590    $ 327,315    $ 159,486    $ 172,877
OPERATING INCOME               $  29,237    $  53,331    $   7,715    $  (2,766)
NET INCOME                     $  15,152    $  30,337    $   3,060    $  (3,743)
EARNINGS PER
  COMMON SHARE
   BASIC                       $     .85    $    1.70    $     .17    $    (.21)
   DILUTED                     $     .84    $    1.69    $     .17    $    (.21)
--------------------------------------------------------------------------------
1998
Operating revenues             $ 220,395    $ 266,586    $ 113,432    $ 109,929
Operating income               $  24,998    $  50,768    $   8,447    $    (169)
Net income                     $  14,216    $  28,511    $   2,894    $  (3,864)
Earnings per
  common share
   Basic                       $     .80    $    1.61    $     .16    $    (.22)
   Diluted                     $     .79    $    1.60    $     .16    $    (.22)
--------------------------------------------------------------------------------




50  New Jersey Resources Corporation - 1999 Annual Report

DIRECTORS AND SENIOR OFFICERS

New Jersey Resources Corporation


DIRECTORS

NINA AVERSANO, 54 (A,E)
President
Global Commercial Markets,
Lucent Technologies (1998)

BRUCE G. COE, 69 (B,C,E)
President (retired)
New Jersey Business & Industry
Association (1984)

LEONARD S. COLEMAN, 50 (B,D)
Senior Advisor
The National League of Professional
Baseball Players (1995)

LAURENCE M. DOWNES, 42 (C)
Chairman of the Board, President &
Chief Executive Officer
New Jersey Resources Corporation (1985)

JOE B. FOSTER, 65 (B,E)
Chairman & Chief Executive Officer
Newfield Exploration Company (1994)

HAZEL S. GLUCK, 65 (B,D)
President
The GluckShaw Group (1995)

JAMES T. HACKETT, 45 (A, D)
Chairman, President &
Chief Executive Officer
Ocean Energy, Inc. (1999)


LESTER D. JOHNSON, 67 (A,C,D,E)
Vice Chairman & Chief Financial
Officer (retired)
Consolidated Natural Gas Company (1996)

DOROTHY K. LIGHT, 62 (A,B,C,E)
Chairman & Chief Executive Officer
Alden Enterprises, LLC (1990)

JOHN J. UNKLES JR., 69 (A,D)
Managing Director (retired)
Tucker Anthony, Inc. (1979)

GARY W. WOLF, 61 (A,B,C)
Senior Partner
Cahill, Gordon & Reindel (1996)

GEORGE R. ZOFFINGER, 51 (C,D,E)
President & Chief Executive Officer
Constellation Capital Corporation (1996)

DUNCAN THECKER, 84
President
Duncan Thecker Associates
Director Emeritus (1982)


SENIOR OFFICERS
LAURENCE M. DOWNES, 42 (C)
Chairman of the Board, President &
Chief Executive Officer (1985)

OLETA J. HARDEN, 50
Senior Vice President, General Counsel
& Corporate Secretary (1984)

GLENN C. LOCKWOOD, 38
Senior Vice President &
Chief Financial Officer (1988)

BARRY M. PELLETTERI, 44
Senior Vice President &
Chief Information Officer (1999)



(A) Member of Audit Committee

(B) Member of Corporate Governance Committee

(C) Member of Executive Committee

(D) Member of Financial Policy Committee

(E) Member of Management Development & Compensation Committee



Date represents year of affiliation with an NJR Company.




                       New Jersey Resources Corporation - 1999 Annual Report  51

DIRECTORS AND SENIOR OFFICERS

New Jersey Resources Corporation Subsidiaries


NEW JERSEY NATURAL GAS COMPANY

DIRECTORS

BRUCE G. COE

LAURENCE M. DOWNES

LESTER D. JOHNSON

DOROTHY K. LIGHT

GARY W. WOLF



SENIOR OFFICERS

LAURENCE M. DOWNES, 42
Chairman of the Board, President &
Chief Executive Officer (1985)

GARY A. EDINGER, 49
Senior Vice President,
Energy Delivery (1972)

OLETA J. HARDEN, 50
Senior Vice President &
Corporate Secretary (1984)

TIMOTHY C. HEARNE JR., 43
Senior Vice President, Financial &
Administrative Services (1985)

THOMAS J. KONONOWITZ, 57
Senior Vice President,
Marketing Services (1963)

JOSEPH P. SHIELDS, 42
Senior Vice President,
Energy Services (1983)

WAYNE K. TARNEY, 58
Senior Vice President,
Customer Services (1996)


HUGO C. BOTTINO, 48
Vice President,
Human Resources (1981)

FRANCIS X. COLFORD, 47
Vice President & Controller (1978)

MARY ANN MARTIN, 64
Vice President,
Consumer & Community Relations
(1959)

KEVIN A. MOSS, 49
Vice President,
Regulatory Affairs (1990)

EVA I. SZAKAL, 51
Vice President,
Market Development (1997)

DEBORAH G. ZILAI, 46
Vice President,
Integrated Business Solutions
(1996)



NEW JERSEY NATURAL ENERGY COMPANY

LAURENCE M. DOWNES, 42
President & Chief Executive
Officer (1985)

GLENN C. LOCKWOOD, 38
Vice President & Chief Financial
Officer (1988)

OLETA J. HARDEN, 50
Secretary (1984)


NJR ENERGY CORPORATION

LAURENCE M. DOWNES, 42
President & Chief Executive
Officer (1985)

GLENN C. LOCKWOOD, 38
Vice President & Chief Financial
Officer (1988)

OLETA J. HARDEN, 50
Secretary (1984)

JAY B. CORN, 40
Vice President (1990)


NJR ENERGY SERVICES COMPANY

LAURENCE M. DOWNES, 42
President & Chief Executive
Officer (1985)

GLENN C. LOCKWOOD, 38
Vice President & Chief Financial
Officer (1988)

OLETA J. HARDEN, 50
Secretary (1984)

JOSEPH P. SHIELDS, 42
Vice President (1983)


COMMERCIAL REALTY & RESOURCES CORP.

JOHN LISHAK JR., 59
President (1981)

GLENN C. LOCKWOOD, 38
Vice President & Chief Financial
Officer (1988)

OLETA J. HARDEN, 50
Secretary (1984)




52  New Jersey Resources Corporation - 1999 Annual Report