Form 10-K405, Exhibit 13
period 2000-09-30
NEW JERSEY RESOURCES CORP
filed 2000-12-22
CIK 356309

New Jersey Resources Corporation                              2000 Annual Report



            Consolidated Financial Statistics            28

                          Operating Statistics           29

         Management's Discussion and Analysis            30


            Consolidated Statements of Income            36

        Consolidated Statements of Cash Flows            37

                  Consolidated Balance Sheets            38

    Consolidated Statements of Capitalization            39

Consolidated Statements of Common Stock Equity           40

                 Independent Auditors' Report            40

   Notes to Consolidated Financial Statements            41




                              FINANCIAL STATEMENTS                            27

New Jersey Resources Corporation                              2000 Annual Report

Consolidated Financial Statistics                                     [NJR LOGO]
(Thousands, except per share data)

 Fiscal years ended September 30,                  2000           1999           1998           1997           1996           1995
----------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
 Operating Revenues                         $ 1,164,549    $   904,268    $   710,342    $   696,544    $   554,753    $   460,179
----------------------------------------------------------------------------------------------------------------------------------
 Operating Expenses
   Gas purchases                                919,903        669,835        483,715        465,552        327,991        251,086
   Operation and maintenance                     84,895         80,970         77,990         79,408         75,729         64,819
   Depreciation and amortization                 30,997         29,455         27,835         25,797         23,229         23,022
   Energy and other taxes                        34,842         36,071         36,758         43,240         49,357         45,900
----------------------------------------------------------------------------------------------------------------------------------
 Total operating expenses                     1,070,637        816,331        626,298        613,997        476,306        384,827
----------------------------------------------------------------------------------------------------------------------------------
 Operating Income                                93,912         87,937         84,044         82,547         78,447         75,352
 Other income                                     1,948          3,797          3,619            820            104            554
 Interest charges, net                           18,750         19,977         19,633         20,513         21,001         24,082
----------------------------------------------------------------------------------------------------------------------------------
 Income before Income Taxes                      77,110         71,757         68,030         62,854         57,550         51,824
 Income tax provision                            29,147         26,835         24,688         21,339         18,883         16,276
----------------------------------------------------------------------------------------------------------------------------------
 Income before Preferred Stock Dividends         47,963         44,922         43,342         41,515         38,667         35,548
 Preferred stock dividends                           27            116          1,585          1,591          1,599          1,629
----------------------------------------------------------------------------------------------------------------------------------
 Income from Continuing Operations               47,936         44,806         41,757         39,924         37,068         33,919
 Income (loss) from discontinued
   operations, net of tax                           828           --             --             --             --           (9,134)
----------------------------------------------------------------------------------------------------------------------------------
 Net Income                                 $    48,764    $    44,806    $    41,757    $    39,924    $    37,068    $    24,785
==================================================================================================================================
 Capitalization
   Common stock equity                      $   328,128    $   302,169    $   290,804    $   278,436    $   273,921    $   258,919
   Redeemable preferred stock                       400            520         20,640         20,760         20,880         21,004
   Long-term debt                               291,528        287,723        326,741        291,407        303,363        352,227
----------------------------------------------------------------------------------------------------------------------------------
 Total Capitalization                       $   620,056    $   590,412    $   638,185    $   590,603    $   598,164    $   632,150
==================================================================================================================================
 Property, Plant and Equipment
   Utility plant                            $   981,601    $   941,490    $   895,321    $   855,375    $   811,484    $   736,434
   Accumulated depreciation                    (274,964)      (258,666)      (237,150)      (216,302)      (196,354)      (182,080)
   Real estate properties and other              28,016         26,326         25,838         24,024         46,011         50,339
   Accumulated depreciation                      (4,069)        (3,706)        (3,535)        (3,282)        (5,506)        (8,187)
----------------------------------------------------------------------------------------------------------------------------------
 Property, Plant and Equipment, Net         $   730,584    $   705,444    $   680,474    $   659,815    $   655,635    $   596,506
==================================================================================================================================
 Capital Expenditures
   Utility plant                            $    48,826    $    48,196    $    42,847    $    46,193    $    48,216    $    47,286
   Real estate properties and other               2,067            676          1,830            967          8,052          6,533
   Equity investments                               250           --            9,498          7,242          2,937          5,259
----------------------------------------------------------------------------------------------------------------------------------
 Total Capital Expenditures                 $    51,143    $    48,872    $    54,175    $    54,402    $    59,205    $    59,078
==================================================================================================================================
 Total Assets                               $ 1,087,042    $   960,012    $   943,018    $   879,061    $   855,187    $   826,364
==================================================================================================================================
COMMON STOCK DATA
 Earnings per share from continuing
   operations-Basic                         $      2.71    $      2.51    $      2.35    $      2.22    $      2.06    $      1.93
 Earnings per share from continuing
   operations-Diluted                       $      2.69    $      2.49    $      2.33    $      2.21    $      2.05    $      1.93
 Earnings per share-Basic                   $      2.76    $      2.51    $      2.35    $      2.22    $      2.06    $      1.41
 Earnings per share-Diluted                 $      2.74    $      2.49    $      2.33    $      2.21    $      2.05    $      1.41
 Dividends declared per share               $      1.72    $      1.68    $      1.64    $      1.60    $      1.55    $      1.52
 Payout ratio*                                       63%            67%            70%            72%            75%            79%
 Market price at year end                   $     40.63    $     40.00    $     35.63    $     32.38    $     28.00    $     25.88
 Dividend yield at year end                         4.2%           4.2%           4.6%           4.9%           5.6%           5.9%
 Price-earnings ratio                                15             16             15             15             14             18
 Book value per share                       $     18.65    $     17.03    $     16.33    $     15.57    $     15.15    $     14.55
 Market-to-book ratio at year end                   2.2            2.3            2.2            2.1            1.8            1.8
 Shares outstanding at year end                  17,594         17,741         17,811         17,880         18,084         17,793
 Average shares outstanding-Basic                17,698         17,852         17,798         18,001         18,030         17,605
 Average shares outstanding-Diluted              17,822         17,984         17,894         18,052         18,052         17,607
 Return on average equity*                         14.8%          14.5%          14.2%          13.9%          13.4%          12.8%
==================================================================================================================================

 *Continuing operations

New Jersey Resources Corporation                              2000 Annual Report

Operating Statistics                                                  [NJR LOGO]

Fiscal years ended September 30,                         2000          1999          1998          1997          1996          1995
------------------------------------------------------------------------------------------------------------------------------------
Operating Revenues (Thousands)
  Residential                                        $302,736      $303,884      $307,994      $317,500      $311,081      $282,015
  Commercial and other                                 64,623        60,954        60,746        70,315        76,649        76,483
  Firm transportation                                  37,101        33,319        19,500        15,586        13,316         4,864
------------------------------------------------------------------------------------------------------------------------------------
Total residential and commercial                      404,460       398,157       388,240       403,401       401,046       363,362
Interruptible                                           7,775         7,558         8,360         7,996         7,438        10,869
------------------------------------------------------------------------------------------------------------------------------------
Total system                                          412,235       405,715       396,600       411,397       408,484       374,231
Off-system                                            324,676       228,849       169,903       141,481        65,904        52,431
Appliance service                                      11,314         9,986         9,468         8,712         6,241         5,586
------------------------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                             $748,225      $644,550      $575,971      $561,590      $480,629      $432,248
====================================================================================================================================
Throughput (Bcf)
  Residential                                            35.6          34.2          35.2          37.0          40.1          33.9
  Commercial and other                                    8.0           7.3           7.4           8.7          10.3          10.3
  Firm transportation                                    10.6           9.4           6.6           5.5           4.5           1.6
------------------------------------------------------------------------------------------------------------------------------------
Total residential and commercial                         54.2          50.9          49.2          51.2          54.9          45.8
Interruptible                                             9.6           9.8          10.6           9.7           9.8          12.4
------------------------------------------------------------------------------------------------------------------------------------
Total system                                             63.8          60.7          59.8          60.9          64.7          58.2
Off-system and capacity management                      132.2         143.7         104.9          83.2          61.6          62.6
------------------------------------------------------------------------------------------------------------------------------------
Total Throughput                                        196.0         204.4         164.7         144.1         126.3         120.8
====================================================================================================================================
Customers at Year End
  Residential                                         351,415       338,984       346,605       343,520       338,906       329,237
  Commercial and other                                 23,751        22,379        22,088        22,650        21,897        22,199
  Firm transportation                                  34,573        35,900        16,495         7,647         2,002           880
------------------------------------------------------------------------------------------------------------------------------------
Total residential and commercial                      409,739       397,263       385,188       373,817       362,805       352,316
Interruptible                                              52            51            49            45            40            38
Off-system and capacity management                         26            28            43            53            29            23
------------------------------------------------------------------------------------------------------------------------------------
Total Customers at Year End                           409,817       397,342       385,280       373,915       362,874       352,377
====================================================================================================================================
Interest Coverage Ratio                                  5.12          4.89          4.16          3.90          3.96          3.45
====================================================================================================================================
Average Therm Use per Customer
  Residential                                           1,022         1,002           998         1,064         1,184         1,030
  Commercial and other                                  5,484         5,169         5,145         5,475         6,183         5,153
Degree Days                                             4,564         4,470         4,354         4,787         5,715         4,877
Weather as a Percent of Normal                             94%           92%           89%           97%          115%           98%
Number of Employees                                       728           739           755           789           827           827
------------------------------------------------------------------------------------------------------------------------------------

Two-Year Stock History                                                [NJR LOGO]

The range of high and low sales prices as reported in The Wall Street Journal and dividends paid per share were as follows:

                                                            2000                          1999                   Dividends Paid
------------------------------------------------------------------------------------------------------------------------------------
Fiscal Quarter                                       High            Low           High            Low           2000           1999
------------------------------------------------------------------------------------------------------------------------------------
First                                            $  41.13       $  38.88       $  40.25       $  35.75       $    .42       $    .41
Second                                           $  42.88       $  36.19       $  40.13       $  33.63       $    .43       $    .42
Third                                            $  42.75       $  37.88       $  39.50       $  35.00       $    .43       $    .42
Fourth                                           $  43.13       $  38.06       $  40.13       $  37.50       $    .43       $    .42
------------------------------------------------------------------------------------------------------------------------------------

                              OPERATING STATISTICS                            29

New Jersey Resources Corporation                              2000 Annual Report

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS
OF OPERATIONS

RESULTS OF OPERATIONS

CONSOLIDATED

Income from continuing operations increased 7 percent to $47.9 million in 2000, compared with $44.8 million in 1999 and $41.8 million in 1998. The increase each year was attributable primarily to continued profitable customer growth in New Jersey Natural Gas Company (NJNG), the principal subsidiary of New Jersey Resources Corporation (the Company), and improved wholesale marketing results.

Basic earnings per share from continuing operations increased 8 percent to $2.71 in 2000, compared with $2.51 in 1999 and $2.35 in 1998. Diluted earnings per share from continuing operations were $2.69, $2.49 and $2.33 in 2000, 1999 and 1998, respectively.

Net income also included $828,000, or $.05 per share, from discontinued operations in 2000. The gain was due to the excess of proceeds received from the sale of the assets and the costs incurred, net of insurance recoveries received in January 2000, in conjunction with exiting the oil and natural gas production business in 1995.

Dividends declared per share increased 2.4 percent to $1.72 in 2000, compared with $1.68 in 1999 and $1.64 in 1998.

NJNG OPERATIONS

NJNG is a local natural gas distribution company that provides regulated energy services to more than 409,000 residential and commercial customers in central and northern New Jersey, appliance service to more than 134,000 customers under protection plan contracts and participates in the off-system sales and capacity release markets.

In February 1999, the Electric Discount and Energy Competition Act (Act), which provides the framework for the restructuring of New Jersey's energy markets, became law. In January 2000, the New Jersey Board of Public Utilities (BPU), verbally approved a stipulation agreement among various parties to fully open NJNG's residential markets to competition, restructure its rates to segregate its Basic Gas Supply (BGS) service and Delivery (i.e., transportation) service prices as required by the Act, and expand an incentive for residential and small commercial customers to switch to transportation service. The Act also allows continuation of each utility's role as a gas supplier at least until December 31, 2002. The BPU must determine the ongoing role of each utility in providing BGS service by January 1, 2002. The Act also allows natural gas utilities to provide competitive services (e.g., appliance services). In July 2000, NJNG filed a stipulation agreement among various parties resolving the customer account service proceedings. The stipulation continues NJNG's current third-party billing policies and delays until January 2003, absent a significant breakthrough in metering technology, any further decision on meter reading and other potentially competitive services. The stipulation also provides for NJNG's existing appliance service business to be transferred to NJR Home Services Company, a newly formed unregulated subsidiary of the Company. In November 2000, the BPU verbally approved this stipulation and is expected to issue a written order by December 31, 2000.

NJNG's financial results are summarized as follows:

(Thousands)                          2000            1999            1998
-------------------------------------------------------------------------
Gross margin
  Residential and
    commercial                   $155,534        $148,089        $152,781
  Transportation                   32,938          29,719          18,288
-------------------------------------------------------------------------
Total firm margin                 188,472         177,808         171,069
  Off-system sales and
    capacity management             4,917           4,942           4,888
  Interruptible                       812             671             645
-------------------------------------------------------------------------
Total gross margin               $194,201        $183,421        $176,602
=========================================================================
Appliance service revenue        $ 11,314        $  9,986        $  9,468
Operating income                 $ 87,448        $ 82,096        $ 79,969
Net income                       $ 45,271        $ 42,748        $ 39,105
=========================================================================

GROSS MARGIN

Gross margin is defined as gas revenues less gas costs, sales tax and a Transitional Energy Facilities Assessment (TEFA). Gross margin provides a more meaningful basis for evaluating utility operations, since gas costs, sales tax and TEFA are passed through to customers and, therefore, have no effect on earnings. Gas costs are charged to operating expenses on the basis of therm sales at the rates included in NJNG's tariff. The Levelized Gas Adjustment Clause (LGA) allows NJNG to recover gas costs that exceed the level reflected in its base rates. Sales tax is calculated at 6 percent of revenue and excludes sales to other utilities, off-system sales and federal accounts. TEFA is calculated on a per-therm basis and excludes sales to other utilities, off-system sales and federal accounts.

FIRM MARGIN

Residential and commercial (i.e., firm) gross margin is subject to a Weather Normalization Clause (WNC), which provides for a revenue adjustment if the weather varies by more than one-half of 1 percent from normal, or 20-year average, weather. The WNC does not fully protect NJNG from factors such as unusually warm weather and declines in customer usage patterns, which were set at the conclusion of NJNG's last base rate case in January 1994.
The accumulated adjustment from one heating season (i.e., October-May) is billed or credited to customers in subsequent periods. This mechanism reduces the variability of both customer bills and NJNG's earnings due to weather fluctuations.

The components of gross margin from firm customers are affected by customers switching between sales service and transportation service. NJNG's total gross margin is not negatively affected by customers who utilize its transportation service and purchase their gas from another supplier. This is due to NJNG's tariff, which is designed such that no profit is earned on the commodity portion of sales to firm customers,

New Jersey Resources Corporation                              2000 Annual Report

while all customers who purchase gas from another supplier continue to utilize NJNG for transportation service.

Total firm margin increased $10.7 million, or 6 percent, in 2000 and $6.7 million, or 4 percent, in 1999 due primarily to customer growth.

NJNG added 12,558 and 11,890 new customers, and converted the heating systems of another 1,173 and 1,015 existing customers in 2000 and 1999, respectively. The growth in 2000 represents an annual increase of approximately 2 billion cubic feet (Bcf), or 5 percent, in sales to firm customers.

Sales to firm customers were 43.6 Bcf in 2000, compared with 41.5 Bcf in 1999 and 42.6 Bcf in 1998. Gross margin from sales to firm customers increased $7.5 million, or 5 percent, in 2000 and decreased $4.7 million, or 3 percent, in 1999. The increase in 2000 was due primarily to the impact of 12,558 new customer additions. The decrease in 1999 was due to customers switching from sales to transportation service, which offset customer additions.

Gross margin from transportation service increased $3.2 million, or 11 percent, in 2000 and $11.4 million, or 63 percent, in 1999, due primarily to increased usage and demand charges. NJNG transported 10.6 Bcf for its firm customers in 2000, compared with 9.4 Bcf in 1999 and 6.6 Bcf in 1998.

NJNG had 30,649 and 31,569 residential customers and 3,924 and 4,331 commercial customers using transportation service at September 30, 2000 and 1999, respectively. The decrease in the number of transportation customers was due primarily to higher wholesale commodity prices, which resulted in customers returning to sales service from transportation service.

The weather in 2000 was 6 percent warmer than normal, which, in accordance with the WNC, resulted in $7.9 million of gross margin being accrued for future recovery from customers. In 1999 and 1998, warmer-than-normal weather resulted in $8.7 million and $12.2 million, respectively, of gross margin being accrued and recovered from customers in the future. As of September 30, 2000, NJNG had $17.4 million in accrued WNC margins to be collected from its customers in 2001 and 2002.

In 2001 and 2002, NJNG's goal is to add 12,400 and 12,700 new customers and convert an additional 950 existing customers each year to natural gas heat. Achieving these goals would represent a customer growth rate of more than 3 percent and result in a sales increase of approximately 2 Bcf annually, assuming normal weather and average use. It is believed that this would increase gross margin under present base rates by approximately $6 million annually.

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

OFF-SYSTEM SALES AND CAPACITY MANAGEMENT

In order to reduce the overall cost of its gas supply commitments, NJNG has entered into contracts to sell gas to customers outside its franchise territory when the gas is not needed for system requirements. These off-system sales enable NJNG to spread its fixed demand costs, which are charged by pipelines to access their supplies year round, over a larger and more diverse customer base. NJNG also participates in the capacity release market on the interstate pipeline network when the capacity is not needed for its firm system requirements. Through September 30, 1998, NJNG retained 20 percent of the gross margin from these sales, with the balance credited to firm sales customers through the LGA. Effective October 1, 1998 through December 31, 2002, NJNG retains 15 percent of the gross margin from these sales.

A new incentive mechanism designed to reduce the fixed cost of NJNG's gas supply portfolio became effective October 1, 1998. Any savings achieved through the permanent reduction or replacement of capacity or other services will be shared between customers and shareowners. Under this program, NJNG retains 40 percent of the savings for the first 12 months following any transaction and retains 15 percent for the remaining period through December 31, 2002, with the balance credited to firm sales customers through the LGA.

NJNG's off-system sales and capacity management programs totaled 132.2 Bcf and generated $4.9 million of gross margin in 2000, compared with 143.7 Bcf and $4.9 million of gross margin in 1999 and 104.9 Bcf and $4.9 million of gross margin in 1998. The increase in the margin per therm in 2000 was due primarily to higher market pricing. In 1999, the decrease in margin per therm was due primarily to the increase in the availability of supply and capacity.

INTERRUPTIBLE

NJNG serves 52 customers through interruptible sales and/or transportation tariffs. Sales made under the interruptible sales tariff are priced on market-sensitive, oil and gas parity rates. Although therms sold and transported to interruptible customers represented 5 percent of total throughput in both 2000 and 1999 and 6 percent in 1998, they accounted for less than 1 percent of the total gross margin in each year due to the margin-sharing formulas that govern these sales. Under these formulas, NJNG retains 10 percent of the gross margin from interruptible sales and 5 percent of the gross margin from transportation sales, with the balance credited to firm sales customers through the LGA. Interruptible sales were 1 Bcf in 2000, compared with 1.5 Bcf in 1999 and 2 Bcf in 1998. In addition, NJNG transported 8.6 Bcf, 8.3 Bcf and 8.6 Bcf in 2000, 1999 and 1998, respectively, for its interruptible customers.

                            FINANCIAL STATEMENTS                              31

New Jersey Resources Corporation                              2000 Annual Report

APPLIANCE SERVICE REVENUE

Appliance service revenue increased 13 percent in 2000 to $11.3 million and 5 percent in 1999 to $10 million, due primarily to the addition of 10,991 and 6,937 protection plan contracts, respectively. Costs related to this service work are included primarily in operation and maintenance expenses.

OPERATING INCOME

Operating income increased 7 percent and 3 percent in 2000 and 1999, respectively. These increases were due primarily to the increases in firm gross margin and increased appliance service revenue, which more than offset higher operating expenses, which consisted primarily of payroll, fringe benefits and depreciation.

NET INCOME

Net income increased 6 percent to $45.3 million in 2000 and 9 percent to $42.7 million in 1999. These increases were the result of the increased operating income discussed above, which more than offset lower Other income. In 1999, Other income included $800,000 associated with the settlement of a contract to service a cogeneration project, which was subsequently canceled.

ENERGY HOLDINGS OPERATIONS

The consolidated financial results of NJR Energy Holdings Corporation (Energy Holdings) include: NJR Energy Services Company (Energy Services) and NJR Natural Energy Company, formerly New Jersey Natural Energy Company (Natural Energy), the Company's unregulated fuel, capacity management and retail marketing subsidiaries, and the continuing operations of NJR Energy Corporation (NJR Energy), which consist primarily of equity investments in the Capstone Turbine Corporation (Capstone) and the Iroquois Gas Transmission System, L.P. (Iroquois), are summarized as follows:

(Thousands)                 2000            1999            1998
----------------------------------------------------------------
Revenues                $416,848        $268,599        $151,118
Gross margin            $  5,613        $  6,988        $  5,122
Operating income        $  2,695        $  3,893        $  3,578
Other income            $    996        $     76        $    169
Net income              $  3,600        $  1,364        $  1,740
================================================================

Energy Holdings' operating income in 2000 was affected by a shift in Energy Services' operations, due primarily to a larger percentage of profits being generated through storage transactions, which results in favorable timing of cash flows and higher interest income. Energy Holdings' operating income decreased and other income increased in 2000 due primarily to this shift in operations. In 2000, net income increased by $2.2 million compared with last year, reflecting higher results from the investment in Iroquois, improved wholesale results and the gain from discontinued operations. The decrease in Energy Holdings' net income in 1999 was due primarily to lower margins from retail sales, which more than offset higher margins from daily gas sales and fuel management agreements.

Energy Holdings' revenues and related working capital accounts increased due to growth in Energy Services' wholesale marketing activities. Gas under management decreased to 119.8 Bcf in 2000, compared with 131.1 Bcf in 1999 and 82.9 Bcf in 1998. The decrease in 2000 was due primarily to the expiration of a fuel management contract. Retail gas sales were 3.7 Bcf in 2000, compared with 8 Bcf in 1999 and 6.7 Bcf in 1998. The decrease in retail sales in 2000 was due primarily to the November 1999 sale by Natural Energy of its commercial customer accounts. The increase in 1999 was due primarily to participation in residential pilot programs. Natural Energy had 13,318, 17,875 and 7,502 retail customers at September 30, 2000, 1999 and 1998, respectively.

NJR Energy's results include interest expense related to debt remaining after the discontinuance of the oil and natural gas production business in 1995. The Company plans to further reduce such debt from cash flow generated by its equity investments. Future results are subject to Energy Holdings' ability to expand its wholesale marketing activities as well as the future results of the entities in which the Company has an equity investment.

NJR DEVELOPMENT OPERATIONS

The financial results of NJR Development Corporation consist solely of the operations of Commercial Realty & Resources Corp. (CR&R), and are summarized as follows:

(Thousands)                 2000            1999           1998
---------------------------------------------------------------
Revenues                 $ 1,103         $   989        $   758
Other income             $   609         $   692        $ 2,525
Net (loss) income        $  (276)        $    76        $   487
===============================================================

The decrease in net income in 2000 was due primarily to marketing costs associated with CR&R's remaining undeveloped land portfolio. In addition, in 2000, CR&R completed the sale of 7.7 acres of undeveloped land for $275,000 and incurred an after-tax loss of $44,000. The decrease in net income in 1999 was due primarily to the sale of a 280,000-square-foot office building, which generated $1.5 million of other income in 1998.

In 1996, CR&R entered into a sale-leaseback transaction, which generated a pre-tax gain of $17.8 million, which is included in Deferred revenue and is being amortized to Other income over 25 years. The primary tenant of the facility, NJNG, is leasing the building under a long-term master lease agreement and continues to occupy the majority of the space in the building.

32                        FINANCIAL STATEMENTS

New Jersey Resources Corporation                              2000 Annual Report

OTHER OPERATIONS

Other income in 2000 and 1999 included gains of $55,000 and $1 million, respectively, associated with the sale of investment securities by the Company.

THE YEAR 2000 ISSUE

The Company developed and implemented a plan to address Year 2000 (Y2K) issues. The Company has not experienced any material incidents during the transition to Y2K. All computers, infrastructure and business systems have been running smoothly following the transition. The Company will continue to monitor Y2K issues and does not believe that there will be any future incidents.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED

The Company obtains its external common equity requirements, if any, through issuances of its common stock, including the proceeds from its Automatic Dividend Reinvestment Plan (DRP). In 1996, the DRP was amended to allow the Company, at its option, to use shares purchased on the open market or newly issued shares to satisfy its funding requirements.

In September 1996, the Company implemented a one-million share repurchase plan which was expanded to 1.5 million shares in October 1999. The Company has repurchased 1,220,670 shares through September 30, 2000.

The Company provides the debt requirements for its unregulated companies, while NJNG satisfies its debt needs by issuing short- and long-term debt based upon its own financial profile. In order to meet the working capital and external debt financing requirements of the unregulated companies, as well as its own working capital needs, the Company maintains committed credit facilities totaling $90 million with a number of banks. The Company borrowed $43.1 million and $58.8 million at September 30, 2000 and 1999, respectively, to fund the debt requirements of its unregulated subsidiaries and its working capital and investment activity.

It is the Company's objective to maintain a consolidated capital structure that reflects the different characteristics of each business segment and provides adequate financial flexibility for accessing capital markets as required. Based upon its existing mix of investments, it is the Company's goal to maintain a common equity ratio between 50 percent and 55 percent, excluding short-term debt, which is consistent with maintaining its current short- and long-term credit ratings.

At September 30, the Company's consolidated capital structure was as follows:

                          2000        1999
-------------------------------------------
Common stock equity         53%         51%
Long-term debt              47          49
Total                      100%        100%
===========================================

NJNG

The seasonal nature of NJNG's operations creates large short-term cash requirements, primarily to finance gas purchases and customer accounts receivable. NJNG obtains working capital for these requirements, as well as for the temporary financing of construction and gas remediation expenditures and energy tax payments through the issuance of commercial paper and short-term bank loans. To support the issuance of commercial paper, NJNG maintains committed credit facilities totaling $100 million.

CAPITAL REQUIREMENTS

NJNG's capital requirements for 1998 through 2000 and projected amounts through 2002 are as follows:

                              Maturities and         Redemption
             Construction      redemption of       of preferred
(Thousands)  expenditures     long-term debt              stock            Total
--------------------------------------------------------------------------------
1998              $42,847            $38,192            $   120          $81,159
1999              $48,196            $20,157            $20,120          $88,473
2000              $48,826            $   318            $   120          $49,264
2001              $49,900            $   495            $   120          $50,515
2002              $49,700            $   529            $   120          $50,349
================================================================================

The level of construction expenditures results primarily from the need for services, mains and meters to support NJNG's continued customer growth and general system maintenance. Optional redemption activity included $20 million and $38 million of First Mortgage Bonds in 1999 and 1998, respectively, and $20 million of 7.72 percent Preferred Stock in 1999.

FINANCING

(Thousands)                      2000               1999               1998
---------------------------------------------------------------------------
Cash flow                     $98,358            $74,813            $75,665
External financing
  Long-term debt                 --                 --              $40,045
===========================================================================

Cash flow, defined as net income adjusted for depreciation, amortization of deferred charges and the change in deferred income taxes, represents the cash generated from operations available for capital expenditures, dividends, working capital and other requirements. Cash flow increased in 2000 due primarily to higher earnings and deferred tax benefits. Cash flow decreased in 1999 due primarily to lower deferred tax benefits.

NJNG currently anticipates that its financing requirements in 2001 and 2002 will be met through internal generation, issuances of short term debt and the draw down of $5 million and $2.6 million of its Series GG Bonds, respectively. The timing and mix of any external financings will be geared toward maintaining a common equity ratio that is consistent with maintaining its current short- and long-term credit ratings.

                            FINANCIAL STATEMENTS                              33

New Jersey Resources Corporation                              2000 Annual Report

ENERGY HOLDINGS
Energy Holdings' capital requirements and financing activity for 1998 through 2000 were as follows:

(Thousands)                         2000             1999             1998
--------------------------------------------------------------------------
Capital expenditures and
  equity investments            $    856         $    308         $  2,000
Cash flow                       $ 13,781         $   (526)        $  2,028
Intercompany debt               $(35,550)        $(28,334)        $ 19,306
==========================================================================

The decrease in intercompany debt in 2000 was due primarily to positive cash flow generated through storage transactions. The increase in cash flow in 2000 was due primarily to higher earnings and deferred tax benefits. The decrease in intercompany debt in 1999 reflected the impact of a renegotiated capacity contract that generated $5 million in positive cash flow associated with various storage transactions and the allocation of DRP proceeds. The decrease in cash flow in 1999 was due primarily to the taxes associated with the renegotiated capacity contract.

NJR Energy has a $2.3 million equity interest in Capstone, a developer of energy efficient, gas-fired microturbines that produce electricity. In June 2000, Capstone issued its initial public offering and, at September 30, 2000, this investment had a market value of $24.6 million.

Energy Holdings does not currently anticipate any significant capital expenditures or external financing requirements in 2001.

NJR DEVELOPMENT

CR&R's capital requirements and financing activity for 1998 through 2000 were as follows:

(Thousands)                     2000             1999             1998
----------------------------------------------------------------------
Capital expenditures        $  1,068         $    306         $  1,609
Cash flow                   $      6         $   (569)        $  1,376
Asset sales                 $    275             --           $ 15,600
Intercompany debt           $   (980)        $ (1,873)        $(11,580)
=======================================================================

CR&R currently has 210 acres of undeveloped land and two fully occupied buildings totaling 25,000 square feet.

Proceeds from asset sales and the DRP have been used to reduce intercompany debt. Cash flow increased in 2000 due primarily to deferred tax benefits. The decrease in cash flow in 1999 reflects the tax payments related to the asset sales.

Capital expenditures each year are in connection with the fit-up of tenant space and investments made to preserve the value of real estate holdings. CR&R currently anticipates capital expenditures of $2.7 million in 2001 in connection with the construction of a 35,000 square-foot, build-to-suit office building. CR&R has contracted to sell the building, subject to obtaining a certificate of occupancy, and adjacent undeveloped acreage, the terms of which would at least recover the construction costs and land investment.

FINANCIAL RISK MANAGEMENT

COMMODITY MARKET RISKS

The regulated and unregulated natural gas businesses of the Company and its subsidiaries are subject to market risk due to fluctuations in the price of natural gas. To hedge against such fluctuations, the Company and its subsidiaries have entered into futures contracts, options agreements and over-the-counter swap agreements. To manage these instruments, the Company has well-defined risk management policies and procedures, which include daily monitoring of volumetric limits and monetary guidelines. The Company's natural gas businesses are conducted through three of its operating subsidiaries. First, NJNG is a regulated utility whose recovery of gas costs is protected by the LGA, but to hedge against price fluctuations, NJNGutilizes futures, options and swaps. Second, Energy Services has hedged its commitments to purchase natural gas for sale to retail marketers and hedged purchases and sales of storage gas and fixed price sales to wholesale customers. Finally, NJR Energy has entered into several swap transactions to hedge an 18-year, fixed-price contract to sell approximately 22.6 Bcf of natural gas (Gas Sale Contract) to a gas marketing company at prices ranging from $2.73 to $4.41 per million British Thermal Unit (Mmbtu).

NJR Energy has hedged both its price and physical delivery risks associated with the Gas Sale Contract. To hedge its price risk, NJR Energy entered into two swap agreements effective in November 1995. Under the terms of these swap agreements, NJR Energy will pay to the counterparties the identical fixed price it receives from the gas marketing company in exchange for the payment by the counterparties of an index price plus a spread per Mmbtu for the total volumes under the Gas Sale Contract. In order to hedge its physical delivery risk, NJR Energy entered into a purchase contract with a second gas marketing company for the identical volumes that it is obligated to sell under the Gas Sale Contract, under which it pays the identical floating price it receives under the swap agreements mentioned above.

Natural gas is a nationally traded commodity, and its prices are effectively determined by the New York Mercantile Exchange
(NYMEX) and over-the-counter markets. The prices on the NYMEX and over-the-counter markets generally reflect the notional balance of natural gas supply and demand, but are also influenced significantly from time to time by other events.

The following is a summary of NJNG's and Energy Services' commodity derivatives as of September 30, 2000:

                                                            Deferred
                             Volume       Price per       Unrealized Gain
                             in Bcf         Mmbtu          (Thousands)
-------------------------------------------------------------------------
NJNG

    Futures                    7.7        $2.69-$5.42        $15,983

    Swaps                      2.1                           $   159

    Options                    1.0        $2.75-$5.00        $ 3,681
-------------------------------------------------------------------------
Energy Services

    Futures                    0.3        $2.13-$4.69        $16,655

    Swaps                     10.5                           $ 7,695

    Options                    0.2        $2.25-$4.50        $    11
=========================================================================

34                          FINANCIAL STATEMENTS

New Jersey Resources Corporation                              2000 Annual Report

All of the futures contracts, options and swap agreements described are held for hedging, rather than trading, purposes. With respect to the futures contracts, options and swap agreements, the Company has performed a sensitivity analysis to estimate its exposure to market risk arising from natural gas price fluctuations using the net positions, as shown in the table below. Futures, options and swap agreements are substantially all settled at the NYMEX settlement date and the related natural gas quantity is purchased or sold in the physical market and, therefore, their notional values, which represent the absolute sum of all outstanding contracts and agreements, as the case may be, are not accurate measures of risk to the Company from those contracts and agreements.

Summary of effects of a theoretical 10 percent change in market value:

(Thousands)              2000              1999
-----------------------------------------------
Futures                $7,147            $  770

Swaps                  $  369            $2,800

Options                $1,678            $  120
===============================================

Any such additional changes in value under the futures contracts and the option and swap agreements would be offset substantially by a corresponding change in the related underlying contracts that are being hedged.

INTEREST RATE RISK

As of September 30, 2000, the Company had variable rate debt of $43.1 million. If interest rates were to change by 100 basis points, annual interest expense, net of tax, would change by $254,000. On October 2, 2000, the Company entered into an interest-rate swap agreement on $20 million of variable rate debt, which fixes the interest rate at 6.97 percent for the next 12 months. As of September 30, 1999, the Company had variable rate debt outstanding of $58.8 million.

At September 30, 2000, NJNG had total variable rate debt outstanding of $97 million, of which $56 million has been hedged by the purchase of a 6.5 percent interest rate cap through the year 2003. According to the Company's sensitivity analysis, NJNG's annual interest rate exposure on the $56 million, based on the difference between current average rates and the 6.5 percent interest rate cap, is limited to $1.1 and $1.2 million, net of tax, as of September 30, 2000 and 1999, respectively. If interest rates were to change by 100 basis points on the remaining $41 million of variable rate debt, NJNG's annual interest expense, net of tax, would change by $242,000.

EFFECTS OF NEW ACCOUNTING STANDARDS

Effective October 1, 2000, the Company has adopted SFAS No.133 "Accounting for Derivative Investments and Hedging Activities" (SFAS 133). Under the terms of SFAS 133, the Company records the fair value of derivatives held as derivative assets and liabilities. The changes in the net value of the effective portion of derivatives qualifying as cash flow hedges are recorded, net of tax, in accumulated other comprehensive income. Under the terms of SFAS 133, the Company also has certain derivative instruments that do not qualify as cash flow hedges. The change in net value of these derivatives are recorded in net income. In addition, the changes in net value of the ineffective portion of derivatives qualifying for hedge accounting are recorded as an increase or decrease in gas costs or interest expense, as applicable, based on the nature of the derivatives. Fair value of derivatives utilized by the Company's regulated subsidiary, NJNG, are recoverable under the LGA and will be recorded as a regulatory asset or liability. The Company has not utilized any derivatives for fair value hedging purposes.

Fair value of the derivative investments is determined by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties. In the absence thereof, the Company utilizes mathematical models based on current and historical data.

At October 1, 2000, the effect of the adoption of SFAS 133 was as follows:

(Thousands)
--------------------------------------------------------------
Fair value of derivative assets                      $ 56,963
Fair value of derivative liabilities                 $ 17,657
Regulatory liability                                 $  6,834
Cumulative effect on net income
  from a change in accounting, net of tax            $ (1,347)
Accumulated other comprehensive
  income, net of tax                                 $ 20,530
==============================================================

The cummulative effect on net income from a change in accounting resulted from derivatives that do not qualify for hedge accounting. The amounts included in other comprehensive income related to natural gas instruments will reduce or be charged to gas costs as the related transaction occurs. Based on the amount recorded to other comprehensive income on the October 1, 2000 transition date, $9.8 million is expected to be recorded as a reduction to gas costs in fiscal 2001. Those amounts related to interest rate instruments will reduce or be charged to interest expense as the future transaction occurs. There are no amounts in other comprehensive income related to interest rate instruments.

The cash flow hedges described above cover various periods of time ranging from November 2000 to October 2010.

EFFECTS OF INFLATION

Although inflation rates have been relatively low to moderate in recent years, any change in price levels has an effect on operating results due to the capital-intensive and regulated nature of the Company's principal subsidiary. The Company attempts to minimize the effects of inflation through cost control, productivity improvements and regulatory actions where appropriate.


                            FINANCIAL STATEMENTS                              35

New Jersey Resources Corporation                              2000 Annual Report

Consolidated Statements of Income
(Thousands, except per share data)

 Fiscal years ended September 30,                                                  2000                  1999                  1998
-----------------------------------------------------------------------------------------------------------------------------------
 Operating Revenues                                                          $1,164,549            $  904,268            $  710,342
-----------------------------------------------------------------------------------------------------------------------------------
 Operating Expenses
   Gas purchases                                                                919,903               669,835               483,715
   Operation and maintenance                                                     84,895                80,970                77,990
   Depreciation and amortization                                                 30,997                29,455                27,835
   Energy and other taxes                                                        34,842                36,071                36,758
-----------------------------------------------------------------------------------------------------------------------------------
 Total operating expenses                                                     1,070,637               816,331               626,298
-----------------------------------------------------------------------------------------------------------------------------------
 Operating Income                                                                93,912                87,937                84,044
-----------------------------------------------------------------------------------------------------------------------------------
 Other income                                                                     1,948                 3,797                 3,619
-----------------------------------------------------------------------------------------------------------------------------------
 Interest Charges, Net
   Long-term debt                                                                15,862                17,206                16,760
   Short-term debt and other                                                      2,888                 2,771                 2,873
-----------------------------------------------------------------------------------------------------------------------------------
 Total interest charges, net                                                     18,750                19,977                19,633
-----------------------------------------------------------------------------------------------------------------------------------
 Income before Income Taxes                                                      77,110                71,757                68,030
 Income tax provision                                                            29,147                26,835                24,688
-----------------------------------------------------------------------------------------------------------------------------------
 Income before Preferred Stock Dividends                                         47,963                44,922                43,342
 Preferred stock dividends                                                           27                   116                 1,585
-----------------------------------------------------------------------------------------------------------------------------------
 Income from Continuing Operations                                               47,936                44,806                41,757
 Income from discontinued operations, net of tax ($572)                             828                  --                    --
-----------------------------------------------------------------------------------------------------------------------------------
 Net Income                                                                  $   48,764            $   44,806            $   41,757
===================================================================================================================================
 Earnings per Share - Basic
   Income from Continuing Operations                                         $     2.71            $     2.51            $     2.35
   Net Income                                                                $     2.76            $     2.51            $     2.35
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share - Diluted
   Income from Continuing Operations                                         $     2.69            $     2.49            $     2.33
   Net Income                                                                $     2.74            $     2.49            $     2.33
-----------------------------------------------------------------------------------------------------------------------------------
 Dividends per Common Share                                                  $     1.72            $     1.68            $     1.64
===================================================================================================================================
 Average Shares Outstanding - Basic                                              17,698                17,852                17,798
 Average Shares Outstanding - Diluted                                            17,822                17,984                17,894
===================================================================================================================================

 The accompanying notes are an integral part of these statements.

36                          FINANCIAL STATEMENTS

New Jersey Resources Corporation                              2000 Annual Report

Consolidated Statements of Cash Flows
(Thousands)

Fiscal years ended September 30,                                                 2000                  1999                  1998
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities
  Net income                                                                $  48,764             $  44,806             $  41,757
  Adjustments to reconcile net income to cash flows
    Depreciation and amortization                                              30,997                29,455                27,835
    Amortization of deferred charges                                            5,663                 2,692                 2,716
    Deferred income taxes                                                      18,607                (2,785)                6,989
    Manufactured gas plant remediation costs                                  (26,249)               (6,635)               (1,262)
    Changes in working capital                                                 45,402                49,188               (48,967)
    Other, net                                                                  3,257                   511                (7,789)
---------------------------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                                      126,441               117,232                21,279
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows (used in) from Financing Activities
  Proceeds from long-term debt                                                   --                    --                  75,345
  Proceeds from common stock                                                    8,490                 9,059                 6,579
  Payments of  long-term debt                                                 (16,018)              (20,657)              (38,192)
  Payments of preferred stock                                                    (120)              (20,120)                 (120)
  Purchases of treasury stock                                                 (14,630)              (11,712)               (9,240)
  Payments of common stock dividends                                          (30,269)              (29,828)              (29,076)
  Net change in short-term debt                                               (18,400)                1,000                12,700
---------------------------------------------------------------------------------------------------------------------------------
Net cash flows (used in) from financing activities                            (70,947)              (72,258)               17,996
---------------------------------------------------------------------------------------------------------------------------------
Cash Flows used in Investing Activities
  Expenditures for
    Utility plant                                                             (48,826)              (48,196)              (42,847)
    Real estate properties and other                                           (2,067)                 (676)               (1,830)
    Equity investments                                                           (250)                 --                  (9,498)
    Cost of removal                                                            (5,401)               (5,362)               (3,691)
  Proceeds from sale of assets                                                    831                 8,907                15,600
---------------------------------------------------------------------------------------------------------------------------------
Net cash flows used in investing activities                                   (55,713)              (45,327)              (42,266)
---------------------------------------------------------------------------------------------------------------------------------
Net change in cash and temporary investments                                     (219)                 (353)               (2,991)
Cash and temporary investments at beginning of the year                         2,123                 2,476                 5,467
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments at end of the year                           $   1,904             $   2,123             $   2,476
=================================================================================================================================
Changes in Components of Working Capital
  Construction fund                                                         $   4,500             $   3,900             $ (16,000)
  Receivables                                                                 (21,974)              (31,604)                 (810)
  Inventories                                                                 (27,913)               17,208               (17,046)
  Deferred gas costs                                                           10,709                32,047                (3,730)
  Purchased gas                                                                74,720                31,368               (10,418)
  Accrued and prepaid taxes, net                                               (6,281)               (1,977)                4,854
  Accounts payable and other current liabilities                               11,912                (1,207)                1,074
  Other, net                                                                     (271)                 (547)               (6,891)
---------------------------------------------------------------------------------------------------------------------------------
Total                                                                       $  45,402             $  49,188             $ (48,967)
=================================================================================================================================
Supplemental Disclosures of Cash Flows Information
Cash paid during the year for
  Interest (net of amounts capitalized)                                     $  17,612             $  18,978             $  18,287
 Income taxes                                                               $  15,996             $  36,875             $  10,660
=================================================================================================================================

The accompanying notes are an integral part of these statements.

                            FINANCIAL STATEMENTS                              37

New Jersey Resources Corporation                              2000 Annual Report

Consolidated Balance Sheets
(Thousands)

 September 30,                                                                     2000                    1999
---------------------------------------------------------------------------------------------------------------
 Assets
 Property, Plant and Equipment
   Utility plant, at cost                                                   $   981,601             $   941,490
   Real estate properties and other, at cost                                     28,016                  26,326
---------------------------------------------------------------------------------------------------------------
                                                                              1,009,617                 967,816
   Accumulated depreciation and amortization                                   (279,033)               (262,372)
---------------------------------------------------------------------------------------------------------------
 Property, plant and equipment, net                                             730,584                 705,444
---------------------------------------------------------------------------------------------------------------
 Current Assets
   Cash and temporary investments                                                 1,904                   2,123
   Construction fund                                                              7,600                  12,100
   Customer accounts receivable                                                 103,618                  80,974
   Unbilled revenues                                                              3,189                   2,950
   Allowance for doubtful accounts                                               (2,555)                 (1,684)
   Gas in storage, at average cost                                               63,799                  35,718
   Materials and supplies, at average cost                                        3,549                   3,717
   Prepaid state taxes                                                           12,836                   4,749
   Other                                                                          8,922                   8,598
---------------------------------------------------------------------------------------------------------------
 Total current assets                                                           202,862                 149,245
---------------------------------------------------------------------------------------------------------------
 Deferred Charges and Other
   Equity investments                                                            29,515                   8,813
   Regulatory assets                                                             87,291                  64,063
   Long-term deferred gas costs                                                  14,112                   9,744
   Other                                                                         22,678                  22,703
---------------------------------------------------------------------------------------------------------------
 Total deferred charges and other                                               153,596                 105,323
---------------------------------------------------------------------------------------------------------------
 Total Assets                                                               $ 1,087,042             $   960,012
===============================================================================================================
 Capitalization and Liabilities
 Capitalization
   Common stock equity                                                      $   328,128             $   302,169
   Redeemable preferred stock                                                       400                     520
   Long-term debt                                                               291,528                 287,723
---------------------------------------------------------------------------------------------------------------
 Total capitalization                                                           620,056                 590,412
---------------------------------------------------------------------------------------------------------------
 Current Liabilities
   Current maturities of long-term debt                                             495                  20,318
   Short-term debt                                                               43,300                  61,700
   Purchased gas                                                                153,549                  78,829
   Accounts payable and other                                                    40,411                  28,499
   Dividends payable                                                              7,595                   7,465
   Accrued taxes                                                                  1,135                   2,138
   Overrecovered gas costs                                                       18,446                   3,369
   Customers' credit balances and deposits                                       16,286                  15,470
---------------------------------------------------------------------------------------------------------------
 Total current liabilities                                                      281,217                 217,788
---------------------------------------------------------------------------------------------------------------
 Deferred Credits
   Deferred income taxes                                                         95,809                  65,559
   Deferred investment tax credits                                                9,845                  10,293
   Deferred revenue                                                              21,009                  23,020
   Other                                                                         59,106                  52,940
---------------------------------------------------------------------------------------------------------------
 Total deferred credits                                                         185,769                 151,812
---------------------------------------------------------------------------------------------------------------
 Commitments and Contingent Liabilities (Note 11)
 Total Capitalization and Liabilities                                       $ 1,087,042             $   960,012
===============================================================================================================

The accompanying notes are an integral part of these statements.

38                          FINANCIAL STATEMENTS

New Jersey Resources Corporation                              2000 Annual Report

Consolidated Statements of Capitalization
(Thousands)

   September 30,                                                                                          2000              1999
--------------------------------------------------------------------------------------------------------------------------------
   Common Stock Equity
    Common stock, $2.50 par value, authorized 50,000,000 shares;
      issued shares 2000 - 18,499,464; 1999 - 18,470,886                                              $ 46,249        $   46,177
    Premium on common stock                                                                            223,256           221,703
    Accumulated other comprehensive income, net of tax                                                  13,514                37
    Treasury stock at cost and other; shares 2000 - 905,733; 1999 - 730,027                            (31,814)          (24,306)
    Retained earnings                                                                                   76,923            58,558
---------------------------------------------------------------------------------------------------------------------------------
   Total common stock equity                                                                           328,128           302,169
---------------------------------------------------------------------------------------------------------------------------------

   Redeemable Preferred Stock
   New Jersey Natural Gas Company
    $100 par value, cumulative; authorized shares
    2000 - 314,000; 1999 - 315,200; outstanding shares
    5.65%  series - 2000 - 4,000; 1999 - 5,200                                                             400               520
---------------------------------------------------------------------------------------------------------------------------------
   Total redeemable preferred stock                                                                        400               520
---------------------------------------------------------------------------------------------------------------------------------

   Long-Term Debt
   New Jersey Natural Gas Company
    First mortgage bonds                                    Maturity date
    --------------------                                    -------------
    7.50%        Series V                                   December 1, 2002                            25,000            25,000
    5.38%        Series W                                   August 1, 2023                              10,300            10,300
    6.27%        Series X                                   November 1, 2008                            30,000            30,000
    6.25%        Series Y                                   August 1, 2024                              10,500            10,500
    8.25%        Series Z                                   October 1, 2004                             25,000            25,000
    Variable     Series AA                                  August 1, 2030                              25,000            25,000
    Variable     Series BB                                  August 1, 2030                              16,000            16,000
    6.88%        Series CC                                  October 1, 2010                             20,000            20,000
    Variable     Series DD                                  September 1, 2027                           13,500            13,500
    Variable     Series EE                                  January 1, 2028                              9,545             9,545
    Variable     Series FF                                  January 1, 2028                             15,000            15,000
    Variable     Series GG                                  April 1, 2033                               18,000            18,000
    Capital lease obligation                                                                            30,583            31,078
---------------------------------------------------------------------------------------------------------------------------------
   Total                                                                                               248,428           248,923
---------------------------------------------------------------------------------------------------------------------------------

   New Jersey Resources Corporation
    Revolving credit agreements, at floating rates          October 1, 2001 - January 31, 2002          43,100            38,800
---------------------------------------------------------------------------------------------------------------------------------
   Total long-term debt                                                                                291,528           287,723
---------------------------------------------------------------------------------------------------------------------------------

   Total Capitalization                                                                               $620,056          $590,412
================================================================================================================================

The accompanying notes are an integral part of these statements.


                            FINANCIAL STATEMENTS                              39

New Jersey Resources Corporation                              2000 Annual Report

Consolidated Statements of Common Stock Equity
(Thousands)


                                                                                            Accumulated
                                                                                                  Other
                                          Number of  Comprehensive   Common    Premium on  Comprehensive  Treasury Stock   Retained
                                             Shares         Income    Stock   Common Stock        Income       and Other   Earnings
------------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1997               17,880                  $ 45,385     $210,385       $   --         $ (8,538)   $ 31,204
   Net income                                            $ 41,757                                                            41,757
   Unrealized gains on equity
    investments, net                                           54                                    54
                                                         --------
   Comprehensive income                                  $ 41,811
                                                         --------
   Common stock issued under stock plans       180                       449        7,645
   Cash dividends declared                                                                                                  (29,219)
   Treasury stock and other                   (249)                                                              (8,318)
------------------------------------------------------------------------------------------------------------------------------------
   Balance at September 30, 1998            17,811                    45,834      218,030            54         (16,856)     43,742
   Net income                                            $ 44,806                                                            44,806
   Unrealized losses on equity
    investments, net                                          (17)                                  (17)
                                                         --------
   Comprehensive income                                  $ 44,789
                                                         --------
   Common stock issued under stock plans       250                       343       3,673                          4,972
   Cash dividends declared                                                                                                  (29,990)
   Treasury stock and other                   (320)                                                             (12,422)
------------------------------------------------------------------------------------------------------------------------------------
   Balance at September 30, 1999            17,741                    46,177      221,703            37         (24,306)     58,558
   Net income                                            $ 48,764                                                            48,764
   Unrealized gains on equity
    investments, net                                       13,477                                13,477
                                                         --------
   Comprehensive income                                  $ 62,241
                                                         --------
   Common stock issued under stock plans       231                        72        1,553                         7,176
   Cash dividends declared                                                                                                  (30,399)
   Treasury stock and other                   (378)                                                             (14,684)
------------------------------------------------------------------------------------------------------------------------------------
  Balance at September 30, 2000             17,594                  $ 46,249     $223,256      $ 13,514        $(31,814)   $ 76,923
------------------------------------------------------------------------------------------------------------------------------------



The accompanying notes are an integral part of these statements

INDEPENDENT AUDITORS' REPORT                                              [LOGO]


To the Shareowners and Board of Directors of New Jersey Resources Corporation:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New Jersey Resources Corporation and its subsidiaries (the Company) as of September 30, 2000 and 1999 and the related consolidated statements of income, common stock equity and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000 in conformity with accounting principles generally accepted in the United States of America.

We have also previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets and consolidated statements of capitalization as of September 30, 1998, 1997, 1996, and 1995, and the related consolidated statements of income, common stock equity and cash flows for each of the years ended September 30, 1997, 1996 and 1995 (none of which are presented herein) and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the Selected Financial Data for each of the six years in the period ended September 30, 2000 for the Company, presented on page 28, is fairly stated in all material respects, in relation to the consolidated financial statements from which it has been derived.


/s/ Deloitte & Touche LLP

Parsippany, New Jersey
October 26, 2000


40                            Financial Statements

New Jersey Resources Corporation                              2000 Annual Report

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS

New Jersey Resources Corporation (the Company) is an energy services holding company providing retail and wholesale natural gas and related energy services to customers from the Gulf Coast to New England. Its principal subsidiary, New Jersey Natural Gas Company (NJNG), provides regulated natural gas and appliance services in central and northern New Jersey and participates in the off-system sales and capacity release markets. Other operating subsidiaries include: NJR Energy Services Company (Energy Services) and NJR Natural Energy Company, formerly New Jersey Natural Energy Company (Natural Energy), the Company's unregulated fuel and capacity management and retail marketing subsidiaries; NJR Energy Corporation (NJR Energy), an investor in energy-related ventures; and, Commercial Realty and Resources Corp. (CR&R), a commercial real estate developer. The Company has formed NJR Home Services Company to provide appliance service and warranty contracts. Subject to written approval by the New Jersey Board of Public Utilities (BPU), the Company will transfer its existing appliance service business from NJNG to NJR Home Services Company.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

REGULATORY ACCOUNTING

NJNG maintains its accounts in accordance with the Uniform System of Accounts as prescribed by the BPU. As a result of the ratemaking process, the accounting principles applied by NJNG differ in certain respects from those applied by unregulated businesses.

UTILITY PLANT AND DEPRECIATION

Depreciation is computed on a straight-line basis for financial statement purposes, using rates based on the estimated average lives of the various classes of depreciable property. The composite rate of depreciation was 3.38 percent of average depreciable property in 2000, 3.40 percent in 1999 and 3.36 percent in 1998. When depreciable properties are retired, the original cost thereof, plus cost of removal less salvage, is charged to accumulated depreciation.

UTILITY REVENUE

Customers are billed through monthly cycle billings on the basis of actual or estimated usage. NJNG accrues estimated revenue for gas delivered to the end of the accounting period but not billed to customers.


GAS PURCHASES

NJNG's tariff includes a Levelized Gas Adjustment Clause (LGA), which is normally revised on an annual basis. Under the LGA, NJNG projects its cost of gas, net of supplier refunds, the impact of hedging activities and credits from non-firm sales and transportation activities, over the subsequent 12 months and recovers the excess, if any, of such projected costs over those included in its base rates through levelized charges to customers. Any under- or over-recoveries are deferred and reflected in the LGA in subsequent years.

STATE OF NEW JERSEY TAX REFORM

In January 1998, the utility gross receipts and franchise tax formula was replaced with a state sales and income tax and a Transitional Energy Facilities Assessment (TEFA). The TEFA is being gradually phased out between 1999 and 2002. The new law requires that all energy providers in the state be subject to the state sales and income taxes. Previously, non-utility providers of energy were not subject to the gross receipts and franchise tax.

INCOME TAXES

Deferred income taxes are calculated in conformance with Statement of Financial Accounting Standards (SFAS) No. 109 "Accounting for Income Taxes" (SFAS 109) (See Note 7: Income Taxes).

Investment tax credits have been deferred and are being amortized as a reduction to the tax provision over the average lives of the related property.

CAPITALIZED INTEREST

The Company's capitalized interest totaled $1.1 million in 2000, $735,000 in 1999 and $714,000 in 1998.

EQUITY INVESTMENTS

Equity investments, which were purchased as long-term investments, are classified as available for sale and are carried at their estimated fair value with any unrealized gains or losses included in other comprehensive income, a component of stockholders' equity.

Included in equity investments is the Company's less than 1 percent ownership interest in Capstone Turbine Corporation, a developer of microturbines, which issued its initial public offering in June 2000. Based on its market value on September 30, 2000 this investment generated $13.5 million of other comprehensive income, net of tax, in 2000.


                              Financial Statements                            41

New Jersey Resources Corporation                              2000 Annual Report

REGULATORY ASSETS
Regulatory assets at September 30, 2000 and 1999 consisted of the following items:


(Thousands)                                                2000            1999
--------------------------------------------------------------------------------
Remediation costs (Note 11)                              $82,352         $57,736
Postretirement costs (Note 9)                              3,919           4,559
Other                                                      1,020           1,768
--------------------------------------------------------------------------------
Total                                                    $87,291         $64,063
================================================================================


STATEMENTS OF CASH FLOWS

For purposes of reporting cash flows, all temporary investments with maturities of three months or less are considered cash equivalents.

DERIVATIVE ACTIVITIES

Through September 30, 2000, the Company accounted for the results of its derivative activities for hedging purposes utilizing the settlement method. The settlement method provides for recognizing the gains or losses from derivatives when the related physical transaction has been completed. Derivatives that were not for hedging purposes were valued at fair value utilizing quoted market prices. Changes in fair value were recorded in net income.

Effective October 1, 2000, the Company has adopted SFAS No. 133 "Accounting for Derivative Investments and Hedging Activities" (SFAS 133). Under SFAS 133, the Company records the fair value of derivatives held as assets and liabilities. The changes in net value of the effective portion of derivatives qualifying as cash flow hedges are recorded, net of tax, in accumulated other comprehensive income. Under SFAS 133, the Company also has certain derivative instruments that do not qualify as cash flow hedges. The change in net value of these derivatives are recorded in net income. In addition, the changes in net value of the ineffective portion of derivatives qualifying for hedge accounting are recorded as an increase or decrease in gas costs or interest expense, as applicable, based on the nature of the derivatives. Fair value of derivatives utilized by NJNG are recoverable under its LGA and are recorded as a regulatory asset or liability. The Company has not utilized any derivatives for fair value hedging purposes.

Fair value of the derivative investments is determined by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties. In the absence thereof, the Company utilizes mathematical models based on current and historical data. (See Note 10: Financial Instruments and Risk Management)

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year reporting.

USE OF ESTIMATES

The consolidated financial statements of the Company include estimates and assumptions of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results in the future may differ from such estimates.

2. DISCONTINUED OPERATIONS

In May 1995, the Company adopted a plan to exit the oil and natural gas production business and pursue the sale of the reserves and related assets of NJR Energy and its subsidiary, New Jersey Natural Resources Company (NJNR). The Company accounted for this segment as a discontinued operation and, in 1995, recorded an after-tax charge of $8.7 million, or $.49 per share. This charge was based on estimates of the anticipated loss from operations until the assets were sold, the estimated loss on the sale of the remaining reserves and other costs related to the closing of its offices. Based upon actual proceeds received from the sale of the assets and costs incurred, net of insurance recoveries received in January 2000, the Company closed out its reserve balance and reported income from discontinued operations of $828,000, or $.05 per share, in the quarter ended March 31, 2000.

3. COMMON STOCK

At September 30, 2000, there were 1,117,997 shares reserved for issuance under the Company's Automatic Dividend Reinvestment, Employee Stock Ownership and Retirement Savings Plans.

A total of 1.5 million shares are reserved for issuance to employees under the Long-Term Incentive Compensation Plan (Plan) at the discretion of the Board of Directors. At September 30, 2000, there were 670,463 shares remaining for issuance or grant under the Plan. The Company issued 9,600 and 22,461 shares in 1999 and 1997 under the Plan, with a related annual expense of approximately $118,000 and $224,000, respectively, which vest over a three-year period and are subject to the Company achieving certain performance targets. In 2000, the Company issued an additional 13,964 shares related to the 1997 award, based on exceeding certain performance targets. The related expense of $559,000 was recognized in 1999.



42                            Financial Statements

New Jersey Resources Corporation                              2000 Annual Report

All options granted under the Plan have been non-qualified stock options. They give the holder a right to purchase the Company's common stock at prices no less than the closing price on the date of the grant. Generally, no option can be exercised before one year or more than ten years from the date of each grant.

A total of 175,000 shares are reserved for issuance to outside directors under the Restricted Stock and Stock Option Program for Outside Directors and Supplemental Stock Option Program. Under these programs, each director receives an award of 200 shares of restricted stock, which vests over four years, and is granted 5,000 options upon joining the Board, and receives an annual grant of 1,500 options. In 2000, 400 shares were issued and none were forfeited. At September 30, 2000, there were 16,550 shares remaining for issuance or grant under these programs. All options granted under these programs allow for purchase of common stock at prices equal to the closing price on the date of grant, and no option can be exercised before one year or more than ten years from the date of each grant.

The Company has adopted SFAS No. 128 "Earnings Per Share", which establishes standards for computing and presenting basic and diluted earnings per share
(EPS). The incremental shares required for inclusion in the denominator for the diluted EPS calculation were 124,044, 132,061 and 96,205 in 2000, 1999 and 1998, respectively. These shares relate to stock options and restricted stock and were calculated using the treasury stock method. The numerator for each applicable basic and diluted calculation was income from continuing operations and net income.

As permitted by SFAS No. 123 "Accounting for Stock-Based Compensation" (SFAS
123), the Company will continue to apply Accounting Principles Board Opinion No. 25 and its related interpretations in accounting for its stock-based plans and provide the pro forma disclosures required by SFAS 123. No compensation expense has been recognized for its stock-based plans except for performance-based awards. If compensation expense had been determined based on the fair value of stock options at the date of grant consistent with the methodology of SFAS 123, the Company's net income would have been reduced by approximately $331,000 ($.02 EPS - Basic and Diluted) in 2000, $151,000 ($.01 EPS - Basic and Diluted) in 1999 and $171,000 ($.01 EPS - Basic and Diluted) in 1998.


The following table summarizes the stock option activity for the past three years:

                                                                       Weighted
                                                                        Average
                                                                       Exercise
                                 Shares           Price Range            Price
--------------------------------------------------------------------------------
Outstanding at
  September 30, 1997             367,355      $   22.25  - $33.75     $   27.74
--------------------------------------------------------------------------------
Granted                           36,431          22.25  - 37.50          35.42
Exercised                        (12,019)         22.25  - 32.00          26.15
Forfeited                        (11,366)         22.88  - 34.44          28.54
--------------------------------------------------------------------------------
Outstanding at
  September 30, 1998             380,401          22.25  - 37.50          28.51
--------------------------------------------------------------------------------
Granted                          327,537          36.94  - 39.50          37.02
Exercised                        (17,864)         22.25  - 35.44          26.26
Forfeited                         (3,499)         27.75  - 38.00          29.40
--------------------------------------------------------------------------------
Outstanding at
  September 30, 1999             686,575          22.25  - 39.50          32.62
--------------------------------------------------------------------------------
Granted                          146,180          37.88  - 41.19          39.03
Exercised                        (16,550)         22.25  - 38.00          28.39
Forfeited                        (17,088)         22.88  - 40.00          35.62
--------------------------------------------------------------------------------
Outstanding at
  September 30, 2000             799,117      $   22.25  - $41.19     $   33.82
================================================================================
Exercisable at
  September 30, 2000             379,611      $   22.25  - $39.50     $   30.49
================================================================================

The weighted average remaining option contractual life is 6.7 years.

The following table summarizes the assumptions used in the Black-Scholes option pricing model and the resulting weighted average fair value of the stock options for the past three years:

                                                2000         1999         1998
--------------------------------------------------------------------------------
Dividend yield                                  4.2%         4.2%         4.6%
Volatility                                     19.04%       19.31%       30.95%
Expected life (years)                           8.2          8.5          7.6
Weighted average fair value                    $2.89        $2.60        $5.26
================================================================================

In September 1996, the Board of Directors authorized the repurchase of up to one million of the Company's common shares. In October 1999, the plan was expanded to 1.5 million shares. As of September 30, 2000, the Company has repurchased 1,220,670 shares of its common stock at a cost of $43.6 million.

4. Redeemable Preferred Stock

In July 1996, the Board of Directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on or after August 15, 1996. Each right entitles its holder to purchase 1/1000 of one share of the Series A Stock, as defined below, at an exercise price of $55.



                              Financial Statements                            43

New Jersey Resources Corporation                              2000 Annual Report


The rights plan provides that, after a person or group acquires 10 percent or more of the Company's common stock, each of the rights, except for those held by the 10 percent holder, which become void once the holder reaches the 10 percent threshold, becomes the right to acquire shares of the Company's common stock having a market value equal to twice the exercise price. If a person or group acquires at least 10 percent, but less than 50 percent, the Board of Directors may exchange each right for one share of the Company's common stock. The rights may be redeemed for $.01 per right at any time prior to the first public announcement or communication to the Company that a person or group has crossed the 10 percent threshold.

The Company has 400,000 shares of authorized and unissued $100 par value preferred stock. The Company has created and reserved for issuance 50,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Stock) in connection with the adoption of the shareholder rights plan.


5. LONG-TERM DEBT, DIVIDENDS AND RETAINED EARNINGS RESTRICTIONS

Annual redemption requirements for the next five years are as follows: 2001, $495,000; 2002, $43.6 million; 2003, $25.6 million; 2004, $604,000 and 2005,
$25.6 million.

NJNG's mortgage secures its First Mortgage Bonds and represents a lien on substantially all of its property, including gas supply contracts. Certain indentures supplemental to the mortgage include restrictions as to cash dividends and other distributions on NJNG's common stock, which restrictions apply so long as certain series of First Mortgage Bonds are outstanding. Under the most restrictive provision, approximately $81.7 million of NJNG's retained earnings was available for such purposes at September 30, 2000.

In June 1999, NJNG redeemed its $20 million 10.10 percent Series S First Mortgage Bonds.

NJNG has entered into loan agreements with the New Jersey Economic Development Authority (EDA) in which the EDA issues bonds to the public. To secure its loans from the EDA, NJNG issues First Mortgage Bonds with interest rates and maturity dates identical to the EDA's Bonds. In April 1998, NJNG entered into a loan agreement whereby the EDA loaned NJNG the proceeds from its $18 million Natural Gas Facilities Revenue Bonds, Series 1998C (1998 Bonds). The rates of interest on the 1998 Bonds are variable, currently set at a weekly mode, and may be changed by NJNG to daily, weekly, flexible or long-term interest rate modes, not to exceed 10 percent per year. The 1998 Bonds mature on April 1, 2033. The proceeds from the 1998 Bonds were deposited into a project construction fund. NJNG may obtain such funds in reimbursement of its qualified expenditures relating to the project upon delivering an equivalent amount of its Adjustable Rate Series GG First Mortgage Bonds (Series GG Bonds) to the indenture trustee. NJNG drew down $4.5 million and $3.9 million from the construction fund and issued like amounts of its Series GG Bonds in 2000 and 1999, respectively.

At September 30, 2000, NJNG had total variable rate debt outstanding of $97 million, of which $56 million has been hedged by the purchase of a 6.5 percent interest rate cap through the year 2003.

In December 1995, the BPU approved NJNG's petition to enter into a master lease agreement for its headquarters building for a 25.5 year term with two, five-year renewal options. The present value of the agreement's minimum lease asset payments is reflected as both a capital lease and a capital lease obligation, which are included in Utility Plant and Long-Term Debt, respectively, in the Consolidated Balance Sheets. In accordance with its ratemaking treatment, NJNG records rent expense as if the lease was an operating lease. Minimum annual lease payments are $2.6 million in 2001 through 2004 and $2.7 million in 2005, with $52.8 million over the remaining term of the lease. Approximately 23 percent of the building, representing approximately $500,000 of lease payments in 2000, is presently subleased to other tenants.

The Company has five committed revolving credit agreements totaling $90 million, which provide for bank loans at negotiable rates at or below the prime rate. At September 30, 2000, a total of $43.1 million was outstanding under these agreements, with a weighted average interest rate of 7.3 percent. On October 2, 2000, the Company entered into an interest-rate-swap agreement on a notional amount of $20 million, which effectively fixes the interest rate on $20 million of variable rate debt at 6.97 percent for 12 months. As of September 30, 1999 the Company had variable rate debt outstanding of $58.8 million.


44                            FINANCIAL STATEMENTS

New Jersey Resources Corporation                              2000 Annual Report


6. SHORT-TERM DEBT AND CREDIT FACILITIES

Committed credit facilities of NJNG support the issuance of commercial paper and provide for bank loans at negotiable rates at or below the prime rate. These credit facilities total $100 million and require commitment fees on the unused amounts. A comparison of pertinent data follows:


(Thousands)                                  2000          1999           1998
--------------------------------------------------------------------------------
Bank credit facilities                     $100,000       $80,000       $90,000
Maximum amount outstanding                 $111,000      $106,000       $99,000
Average daily amount outstanding
  Notes payable to banks                     $2,400        $4,200        $6,100
  Commercial paper                          $50,400       $53,500       $50,900
Weighted average interest rate
  Notes payable to banks                       6.56%         5.40%         5.81%
  Commercial paper                             6.04%         5.15%         5.67%
Amount outstanding at year end
  Commercial paper                          $43,300       $61,700       $60,700
Interest rate at year end
  Commercial paper                             6.57%         5.34%         5.53%
================================================================================

7. INCOME TAXES

The Company's federal income tax returns have been examined by the Internal Revenue Service (IRS) through 1995 and all significant matters have been settled.

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35 percent to pre-tax income for the following reasons:


(Thousands)                                 2000           1999            1998
--------------------------------------------------------------------------------
Statutory income
  tax expense                             $26,989        $25,115        $23,811
Change resulting from
  State income taxes                        4,797          4,445          3,060
  Depreciation and
  cost of removal                          (1,799)        (1,478)        (1,201)
  Investment tax credits                     (448)          (335)          (335)
  Other                                      (392)          (912)          (647)
--------------------------------------------------------------------------------
Income tax provision                      $29,147        $26,835        $24,688
================================================================================

The Income tax provision was composed of the following:



(Thousands)                                  2000          1999          1998
--------------------------------------------------------------------------------
Current
  Federal                                  $6,512        $28,854        $11,097
  State                                     4,976          9,385          4,209
Deferred
  Federal                                  15,703         (8,522)         9,218
  State                                     2,404         (2,547)           499
Investment tax credits                       (448)          (335)          (335)
--------------------------------------------------------------------------------
Income tax provision                      $29,147        $26,835        $24,688
================================================================================

The tax effects of significant temporary differences comprising the Company's net deferred income tax liability at September 30, 2000 and 1999,were as follows:


(Thousands)                                                2000          1999
--------------------------------------------------------------------------------
Current
  Deferred gas costs                                       $(491)       $(1,540)
  Weather normalization clause                             3,273          3,198
  Other                                                   (3,484)        (2,606)
--------------------------------------------------------------------------------
Current deferred tax liability, net                        $(702)         $(948)
================================================================================
Non-current
  Property-related items                                 $74,166        $77,209
  Customer contributions                                  (4,418)        (4,412)
  Capitalized overhead and interest                       (2,356)        (3,369)
  Deferred gas costs                                       4,922          3,382
  Unamortized investment tax credits                      (3,602)        (3,602)
  Remediation costs                                       12,647         (4,031)
  Weather normalization clause and other                  14,450            382
--------------------------------------------------------------------------------
Non-current deferred tax liability, net                  $95,809        $65,559
================================================================================

8. REGULATORY ISSUES

In July 2000, NJNG amended a September 1999 LGA filing in response to a significant increase in the wholesale cost of gas. The amended filing requested an approximate 16 percent increase in rates for firm sales customers through an increase in the Gas Cost Recovery (GCR) and Remediation Adjustment (RA) factors, which was slightly offset by a decrease in the Prior Gas Cost Adjustment (PGCA) and Transportation Education and Implementation (TEI) factors. The filing proposed the Demand Side Management (DSM) and Weather Normalization Clause (WNC) factors remain the same. The rates for transportation customers would remain relatively stable as a result of the changes requested in the filing. The filing also

New Jersey Resources Corporation                              2000 Annual Report



requested that the monthly and annual limits of a Flexible Pricing Mechanism
(FPM) be expanded. In November 2000, the BPU approved the 16 percent increase to the LGA and also authorized the expansion of the FPM, which allows NJNG to make additional pricing adjustments on a monthly basis to reflect market changes. The BPU also approved two additional increases of up to 2 percent each on December 1, 2000 and January 1, 2001, under the FPM. NJNG is required to file an updated LGA filing on December 1, 2000, with a public hearing in January 2001. Subject to the results of the filing and the public hearing, NJNG would be able to increase rates by up to an additional 2 percent on February 1, March 1 and April 1 of 2001. The FPM will allow NJNG to decrease rates if market conditions allow.

In August 1999, NJNG filed a Comprehensive Resource Analysis (CRA) plan pursuant to a BPU order. The CRA, which will replace NJNG's current DSM program, includes funding for certain technologies that utilizes renewable sources of energy to produce electricity (e.g., fuel cells and solar), and has a program cost of $2.9 million recoverable through rates. The BPU is currently evaluating two separate stipulations filed in this proceeding.

In February 1999, the Electric Discount and Energy Competition Act (Act), which provides the framework for the restructuring of New Jersey's energy markets, became law. In January 2000, the BPU verbally approved a stipulation agreement among various parties to fully open NJNG's residential markets to competition, restructure its rates to segregate its Basic Gas Supply (BGS) service and Delivery (i.e., transportation) service prices as required by the Act, and expand an incentive for residential and small commercial customers to switch to transportation service. The stipulation agreement also extended incentives for NJNG's off-system sales and capacity management programs through December 31, 2002. Additionally, NJNG received approval to recover carrying costs on its expenditures associated with remediating its former manufactured gas plants
(MGP). These expenditures are recovered over rolling seven-year periods and are subject to annual BPU review and approval. The BPU is expected to issue a written order by December 31, 2000.

The Act also allows continuation of each utility's role as a gas supplier at least until December 31, 2002. The BPU must determine the ongoing role of each utility in providing BGS service by January 1, 2002. The Act also allows natural gas utilities to provide competitive services (e.g., appliance services). In July 2000, NJNG filed a stipulation agreement among various parties resolving the customer account service proceedings. The stipulation continues NJNG's current third party billing policies and delays until January 2003, absent a significant breakthrough in metering technology, any further decision on meter reading and other potentially competitive services. The stipulation also provides for NJNG's existing appliance service business to be transferred from NJNG to an unregulated subsidiary of the Company.

In November 2000, the BPU verbally approved this stipulation and is expected to issue a written order by December 31, 2000.

In March 2000, the BPU issued interim Affiliate Relations, Fair Competition and Accounting Standards and Related Reporting Requirements. As required, NJNG filed a compliance plan related to these standards. The audit division of the BPU and a consulting firm are currently finalizing an audit of the Company's compliance with the standards.

9. EMPLOYEE BENEFIT PLANS

The Company has two trusteed, non-contributory defined benefit retirement plans covering all regular, full-time employees with more than one year of service. Plan benefits are based on years of service and average compensation during the last five years of employment. The Company makes annual contributions to the plans consistent with the funding requirements of federal law and regulations. The Company also provides postretirement medical and life insurance benefits to employees who are eligible for retirement through the Company's pension plan.

PENSION PLANS

The components of the net pension cost were as follows:


(Thousands)                                     2000         1999          1998
--------------------------------------------------------------------------------
Service cost                                   $1,728       $2,028       $1,467
Interest cost                                   4,101        3,816        3,791
Expected return on plan assets                 (5,542)      (5,044)      (4,711)
Amortization of prior service cost                 87           87          154
Recognized actuarial (gain) loss                  (68)          28         --
Recognized net initial obligation                (306)        (306)        (306)
--------------------------------------------------------------------------------
Net periodic pension cost                     $  --           $609         $395
================================================================================


46                            FINANCIAL STATEMENTS

New Jersey Resources Corporation                              2000 Annual Report



Plan assets consist primarily of corporate equities and obligations, U.S. Government obligations and cash equivalents. A reconciliation of the funded status of the plans to the amounts recognized in the Consolidated Balance Sheets is presented below:


(Thousands)                                                2000           1999
--------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                   $57,195       $62,725
Service cost                                                1,728         2,028
Interest cost                                               4,101         3,816
Plan participants' contributions                               73            58
Actuarial gain                                             (4,567)       (8,718)
Benefits paid                                              (3,047)       (2,714)
--------------------------------------------------------------------------------
Benefit obligation at end of year                         $55,483       $57,195
================================================================================

Change in plan assets
Fair value of plan assets at beginning of year            $64,614       $55,666
Actual return on plan assets                                6,742        11,604
Plan participants' contributions                               73            58
Benefits paid                                              (3,047)       (2,714)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                  $68,382       $64,614
================================================================================

Funded status                                             $12,899        $7,419
Unrecognized net gain                                     (15,776)      (10,077)
Unrecognized prior service cost                               663           750
Unrecognized net initial obligation                        (1,138)       (1,444)
--------------------------------------------------------------------------------
Net amount recognized                                     $(3,352)      $(3,352)
================================================================================

The weighted average assumptions are as follows:


                                                       2000             1999
Discount rate                                          8.00%            7.50%
Expected asset return                                  9.50%            9.50%
Compensation increase                                  3.50%            3.50%
==============================================================================

OTHER POSTRETIREMENT BENEFITS

The Company's transition obligation associated with these benefits was $8.6 million, which is being amortized over 20 years, and its annual expense increased from approximately $400,000 in 1994 to $2.2 million beginning in 1999, of which over 95 percent relates to NJNG.

Effective October 1, 1998, the BPU approved the recovery of an additional $945,000 of annual Other Postretirement Benefit costs and $4.9 million of deferred costs, which is included in Regulatory assets in the Consolidated Balance Sheets, over 15 years.


The components of the net postretirement benefit cost are as follows:


(Thousands)                                    2000          1999          1998
--------------------------------------------------------------------------------
Service cost                                   $670          $743          $607
Interest cost                                 1,389         1,219         1,204
Expected return on plan assets                 (413)         (222)         (160)
Amortization of
   Transition obligation                        430           430           430
   Prior service cost                           124           124            97
   Loss                                          45           181            63
   Deferred expense                            --            --          (1,374)
--------------------------------------------------------------------------------
Total net periodic benefit cost              $2,245        $2,475          $867
================================================================================

A reconciliation of the accumulated postretirement benefit obligation (APBO) to the amounts recognized in the Consolidated Balance Sheets at September 30, 2000 and 1999 is presented below:



(Thousands)                                                2000           1999
--------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year                   $19,006       $19,403
Service cost                                                  670           743
Interest cost                                               1,389         1,219
Plan amendments                                              --             137
Actuarial gain                                               (247)       (1,791)
Benefits paid                                                (743)         (705)
--------------------------------------------------------------------------------
Benefit obligation at end of year                         $20,075       $19,006
================================================================================

Change in plan assets
Fair value of plan assets at beginning of year             $3,919        $1,930
Actual return on plan assets                                  428           382
Employer contributions                                      1,188         1,607
--------------------------------------------------------------------------------
Fair value of plan assets at end of year                   $5,535        $3,919
================================================================================

Funded status                                            $(14,540)     $(15,087)
Unrecognized transition obligation                          5,590         6,020
Unrecognized prior service cost                             1,361         1,485
Unrecognized net loss                                       2,464         2,771
--------------------------------------------------------------------------------
Net amount recognized in Other deferred credits           $(5,125)      $(4,811)
================================================================================


                              FINANCIAL STATEMENTS                            47

New Jersey Resources Corporation                              2000 Annual Report


The weighted average assumptions are as follows:


(Thousands)                                             2000             1999
--------------------------------------------------------------------------------
Discount rate                                           8.00%            7.50%
Expected asset return                                   9.00%            9.00%
Compensation increase                                   3.50%            3.50%
================================================================================

Effect of a one-percentage point increase in the health care cost trend rate on:


(Thousands)                                             2000             1999
--------------------------------------------------------------------------------
Year end benefit obligation                               $3,349      $3,146
Total of service and interest cost components               $427        $389
================================================================================

Effect of a one-percentage point decrease in the health care cost trend rate on:


(Thousands)                                             2000             1999
--------------------------------------------------------------------------------
Year end benefit obligation                             $(2,674)     $(2,512)
Total of service and interest cost components             $(333)       $(302)
================================================================================

The assumed health care cost trend rate used in measuring the APBO as of September 30, 2000 was 8 percent, gradually declining to 6 percent in 2003, and then remaining constant thereafter for participants under age 65. For participants age 65 and older, the trend rate was 7 percent in 2000, declining to 6 percent in 2003, and then remaining constant thereafter.

DEFINED CONTRIBUTION PLAN

The Company offers an Employee Retirement Savings Plan to eligible employees. The Company contributes an amount equal to 50 percent for non-represented participants and 25 percent for represented participants on contributions up to 6 percent of base compensation. The amount expensed for the matching provision of the plan was $678,000, $646,000 and $495,000 in 2000, 1999 and 1998,
respectively.

10. Financial Instruments and Risk Management

NJNG and Energy Services are subject to market risk due to fluctuations in the price of natural gas. To hedge against such fluctuations, NJNG and Energy Services enter into futures contracts, option agreements and over-the-counter swap agreements. NJNG's recovery of gas costs is protected by the LGA, but to hedge against price fluctuations, NJNG utilizes futures, options and swaps through its corporate financial risk management program. Energy Services hedges its commitments to purchase natural gas for sale to retail marketers, purchases and sales of storage gas and fixed price sales to wholesale customers.

The following is a summary of NJNG's and Energy Services' commodity derivatives as of September 30, 2000:

                                                                  Deferred
                                 Volume      Price per         Unrealized Gain
                                 in Bcf        Mmbtu             (Thousands)
--------------------------------------------------------------------------------
NJNG

     Futures                      7.7       $2.69 - $5.42         $15,983
     Swaps                        2.1                                $159
     Options                      1.0       $2.75 - $5.00          $3,681

--------------------------------------------------------------------------------
Energy Services

     Futures                      0.3       $2.13 - $4.69         $16,655
     Swaps                       10.5                              $7,695
     Options                      0.2       $2.25 - $4.50             $11
================================================================================


In March 1992, NJR Energy entered into long-term, fixed-price contracts to sell natural gas to a gas marketing company. In October 1994, in conjunction with a shift in capital allocation policy, NJR Energy entered into a swap agreement that hedged its risk for sales volumes under the contract, which were in excess of the estimated production from natural gas reserves owned at that time. NJR Energy subsequently sold its natural gas reserves pursuant to a plan to exit the oil and natural gas production business. In order to hedge its risk for sales volumes under such contract that would have otherwise been fulfilled by its producing reserve base, NJR Energy entered into a second swap agreement in June 1995. In connection with the second swap, NJR Energy received $3.3 million, which is included in Deferred revenue and is being amortized to income over the 15-year life of the agreement. Under the terms of the swap agreements, NJR Energy will pay to the counterparties the identical fixed price it receives from the gas marketing company in exchange for the payment by the counterparties of an index price plus a spread per Mmbtu (i.e., floating price) for the total volumes under the gas sales contract. The swap agreements were effective as of November 1995 and will expire on the same date as the underlying gas sales contract. As of September 30, 2000, NJR Energy would receive approximately $9.8 million to terminate these swap agreements.

In order to secure the physical gas supply to meet the delivery requirements under its gas sales contracts, NJR Energy entered into a long-term purchase contract effective November 1995 with a second gas marketing company for the identical volumes that it is obligated to sell under the above-mentioned gas sales contract. NJR Energy has agreed to pay the supplier the identical floating price that it is receiving under the swap agreements. In conjunction with this contract, NJR Energy received $1.9 million, which is included in Deferred revenue and is being amortized to income over the life of the agreement.

The net result of the above swap agreements and purchase contract is that NJR Energy has hedged both its price and volume risk associated with its long-term, fixed-price sales contract. The respective obligations of NJR Energy and the counterparties under the swap agreements are guaranteed, subject to a maximum amount, by the Company and the respective counterparties' parent corporations. In the event of


48                            Financial Statements

New Jersey Resources Corporation                              2000 Annual Report


nonperformance by the counterparties and their parent corporations, NJR Energy's financial results would be effected by the difference, if any, between the fixed price it is receiving under the gas sales contract compared with the floating price that it is paying under the purchase contract. However, the Company does not anticipate nonperformance by the counterparties.

The fair value of cash and temporary investments, accounts receivable, accounts payable, commercial paper and borrowings under revolving credit facilities are estimated to equal their carrying amounts due to the short maturity of those instruments. The estimated fair value of long-term debt is based on quoted market prices for similar issues. The carrying amount of long-term debt was $260.9 million and $256.6 million, with a fair market value of $257.7 million and $253.8 million at September 30, 2000 and 1999, respectively.

Effective October 1, 2000, the Company adopted SFAS 133. (See Note 1: Summary of Significant Accounting Policies - Derivative Activities)

At October 1, 2000, the effect of adopting of SFAS 133 was as follows:

(Thousands)
--------------------------------------------------------------------------------
Fair value of derivative assets                                         $56,963
Fair value of derivative liabilities                                    $17,657
Regulatory liability                                                     $6,834
Cumulative effect on net income
  from a change in accounting, net of tax                               $(1,347)
Accumulated other comprehensive
  income, net of tax                                                    $20,530
================================================================================

The cumulative effect on net income from a change in accounting resulted from derivatives that do not qualify for hedge accounting.

The amounts included in other comprehensive income related to natural gas instruments will reduce or be charged to gas costs as the related transaction occurs. Based on the amount recorded to other comprehensive income on the October 1, 2000 transition date, $9.8 million is expected to be recorded as a reduction to gas costs in fiscal 2001. Those amounts related to interest rate instruments will reduce or be charged to interest expense as the future transaction occurs. There are no amounts in other comprehensive income related to interest rate instruments.

The cash flow hedges described above cover various periods of time ranging from November 2000 to October 2010.

11. COMMITMENTS AND CONTINGENT LIABILITIES

NJNG has entered into long-term contracts for the supply, storage and delivery of natural gas with pipeline companies that expire at various dates through 2014. These contracts include fixed charges of approximately $90 million per year, which are recovered through the LGA.

Capital expenditures are estimated at $50 million in both fiscal 2001 and 2002, and consist primarily of NJNG's construction program to support its customer growth and maintain its distribution system.

NJNG has been sharing the cost of environmental investigations and remedial actions at ten former MGP sites with the former owner. In September 2000, a revised agreement was executed whereby NJNG is responsible for two of the sites, while the former owner is responsible for the remaining eight sites. Also in September 2000, NJNG purchased a 20-year cost containment insurance policy for these two sites. NJNG continues to participate in the investigation and remedial action for one MGP site that was not originally shared. Through the RA approved by the BPU, NJNG is recovering expenditures incurred through June 1998 over a seven-year period. Costs incurred subsequent to June 30, 1998 will be reviewed annually and recovered over rolling seven-year periods, subject to BPU approval. In September 1999, NJNG filed for recovery of expenditures incurred through June 30, 1999. With the assistance of an outside consulting firm, NJNG updated an environmental review of the sites, including a review of its potential liability for investigation and remedial action. On the basis of such review, NJNG estimates that, exclusive of any insurance recoveries, total future expenditures to remediate and monitor known MGP sites will range from $45.2 million to $77.5 million. NJNG's estimates of these liabilities are based upon currently available facts, existing technology and presently enacted laws and regulations. Where available information is sufficient to estimate the amount of the liability, it is NJNG's policy to accrue the full amount of such estimate. Where the information is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, it is NJNG's policy to accrue the lower end of the range. Accordingly, NJNG has recorded an accrued liability, included in other deferred credits, and a corresponding Regulatory asset of $45.2 million, in the Consolidated Balance Sheets. The actual costs to be incurred by NJNG are dependent upon several factors, including final determination of remedial action, changing technologies and governmental regulations, the ultimate ability of other responsible parties to pay and any insurance recoveries. NJNG will continue to seek recovery of such costs through the RA.

The Company is a party to various claims, legal actions, complaints and investigations arising in the ordinary course of business. In management's opinion, the ultimate disposition of these matters will not have a material adverse effect on either the Company's financial condition or results of operations.


                              Financial Statements                            49

New Jersey Resources Corporation                              2000 Annual Report



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

The NJNG segment consists of the regulated energy, appliance service and off-system and capacity management operations. The Energy Holdings segment consists primarily of unregulated fuel and capacity management and marketing subsidiaries. The NJR Development and other segment consists of the operations of CR&R, a commercial real estate developer, and corporate activities.


(Thousands)
Fiscal years ended September 30,            2000           1999          1998
--------------------------------------------------------------------------------
Operating Revenues
  NJNG                                   $748,225       $644,550       $575,971
  Energy Holdings                         416,848        268,599        151,118
  NJR Development                           1,103            989            758
--------------------------------------------------------------------------------
Total before eliminations               1,166,176        914,138        727,847
   Intersegment revenues                   (1,627)        (9,870)       (17,505)
--------------------------------------------------------------------------------
Total                                  $1,164,549       $904,268       $710,342
================================================================================

Depreciation and Amortization
  NJNG                                    $30,541        $29,036        $27,520
  Energy holdings                             322            251            177
  NJR Development and other                   134            168            138
--------------------------------------------------------------------------------
Total                                     $30,997        $29,455        $27,835
================================================================================
Operating Income
  NJNG                                    $87,448        $82,096        $79,969
  Energy Holdings                           2,695          3,893          3,578
  NJR Development and other                 3,769          1,948            497
--------------------------------------------------------------------------------
Total                                     $93,912        $87,937        $84,044
================================================================================

Assets at Year End
  NJNG                                   $959,261       $883,072       $866,269
  Energy Holdings                          96,449         46,371         38,106
  NJR Development and other                31,332         30,569         38,643
--------------------------------------------------------------------------------
Total                                  $1,087,042       $960,012       $943,018
================================================================================


13. SELECTED QUARTERLY DATA (Unaudited)

A summary of financial data for each fiscal quarter of 2000 and 1999 follows. Due to the seasonal nature of the Company's natural gas business, quarterly amounts vary significantly during the year. In the opinion of management, the information furnished reflects all adjustments necessary for a fair presentation of the results of the interim periods.


(Thousands, except                   First      Second       Third       Fourth
per share data)                     Quarter     Quarter     Quarter     Quarter
--------------------------------------------------------------------------------
2000
Operating revenues                 $263,438    $368,988    $247,949    $284,174
Operating income                    $30,825     $55,485      $8,942     $(1,340)
Income from
 continuing
 operations                         $16,171     $31,841      $3,116     $(3,192)
Net income                          $16,171     $32,669      $3,116     $(3,192)
Earnings per share
 from continuing
 operations
   Basic                               $.91       $1.80        $.18       $(.18)
   Diluted                             $.90       $1.79        $.18       $(.18)
Earnings per share
   Basic                               $.91       $1.85        $.18       $(.18)
   Diluted                             $.90       $1.84        $.18       $(.18)
================================================================================
1999
Operating revenues                 $244,590    $327,315    $159,486    $172,877
Operating income                    $29,599     $53,389      $7,715     $(2,766)
Net income                          $15,152     $30,337      $3,060     $(3,743)
Earnings per common share
   Basic                               $.85       $1.70        $.17       $(.21)
   Diluted                             $.84       $1.69        $.17       $(.21)
================================================================================



50                            FINANCIAL STATEMENTS

New Jersey Resources Corporation                              2000 Annual Report

Directors and Officers
New Jersey Resources Corporation


  DIRECTORS

  Nina Aversano, 55 (A,B)
  President
  Global Commercial Markets
  Lucent Technologies (1998)

  Lawrence R. Codey, 56 (A,D)
  President & Chief Operating Officer
  (retired)
  Public Service Electric & Gas Company (2000)

  Leonard S. Coleman, 51 (B,C,D)
  Senior Advisor
  The National League of Professional
  Baseball Players (1995)

  Laurence M. Downes, 43 (C)
  Chairman of the Board &
  Chief Executive Officer
  New Jersey Resources Corporation (1985)

  Joe B. Foster, 66 (B,E)
  Non-Executive Chairman
  Newfield Exploration Company (1994)

  Hazel S. Gluck, 66 (B,D)
  President
  The GluckShaw Group (1995)

  James T. Hackett, 46 (A,D)
  Chairman, President &
  Chief Executive Officer
  Ocean Energy, Inc. (1999)

  Lester D. Johnson, 68 (A,C,D,E)
  Vice Chairman & Chief Financial
  Officer (retired)
  Consolidated Natural Gas Company (1996)

  Dorothy K. Light, 63 (A,B,C,E)
  Chairman & Chief Executive Officer
  Alden Enterprises, LLC (1990)

  William H. Turner, 60 (A,D)
  Chairman
  PNC Bank, N.A. New Jersey Region (2000)

  Gary W. Wolf, 62 (A,B,C)
  Senior Partner
  Cahill, Gordon & Reindel (1996)

  George R. Zoffinger, 52 (C,D,E)
  President & Chief Executive Officer
  Constellation Capital Corporation (1996)

  Duncan Thecker, 85
  President
  Duncan Thecker Associates
  Director Emeritus (1982)

  OFFICERS

  Laurence M. Downes, 43 (C)
  Chairman of the Board &
  Chief Executive Officer (1985)

  Oleta J. Harden, 51
  Senior Vice President, General Counsel
  & Corporate Secretary (1984)

  Glenn C. Lockwood, 39
  Senior Vice President &
  Chief Financial Officer (1988)

  (A) Member of Audit Committee

  (B) Member of Corporate Governance Committee

  (C) Member of Executive Committee

  (D) Member of Financial Policy Committee

  (E) Member of Management Development & Compensation Committee



  Date represents year of affiliation with an NJR Company.

New Jersey Resources Corporation                              2000 Annual Report


Directors and Officers
New Jersey Resources Corporation Subsidiaries


  NEW JERSEY NATURAL
  GAS COMPANY

  Directors
  Laurence M. Downes, 43 (1985)
  Hazel S. Gluck, 66 (1995)
  Lester D. Johnson, 68 (1996)
  Gary W. Wolf, 62 (1996)
  George R. Zoffinger, 52 (1996)

  Officers
  Laurence M. Downes, 43
  Chairman of the Board &
  Chief Executive Officer (1985)

  Gary A. Edinger, 50
  Senior Vice President
  Energy Delivery (1972)

  Oleta J. Harden, 51
  Senior Vice President &
  Corporate Secretary (1984)

  Timothy C. Hearne Jr., 44
  Senior Vice President &
  Treasurer (1985)

  Thomas J. Kononowitz, 58
  Senior Vice President
  Marketing Services (1963)

  Kevin A. Moss, 50
  Senior Vice President
  Regulatory Affairs (1990)

  Joseph P. Shields, 43
  Senior Vice President
  Energy Services (1983)

  Barbara C. Roma, 54
  Vice President
  Customer Services (1967)

  NJR SERVICE CORPORATION

  Laurence M. Downes, 43
  President & Chief Executive
  Officer (1985)

  Oleta J. Harden, 51
  Senior Vice President,
  General Counsel & Secretary (1984)

  Timothy C. Hearne Jr., 44
  Senior Vice President & Treasurer (1985)

  Glenn C. Lockwood, 39
  Senior Vice President & Chief Financial
  Officer (1988)

  Hugo C. Bottino, 49
  Vice President
  Human Resources (1981)

  Deborah G. Zilai, 47
  Vice President
  Integrated Business Solutions (1996)


  NJR ENERGY SERVICES COMPANY

  Laurence M. Downes, 43
  President & Chief Executive
  Officer (1985)

  Glenn C. Lockwood, 39
  Vice President & Chief Financial
  Officer (1988)

  Oleta J. Harden, 51
  Secretary (1984)

  Joseph P. Shields, 43
  Senior Vice President (1983)

  NJR HOME SERVICES COMPANY

  Wayne K. Tarney, 59
  President (1996)

  Oleta J. Harden, 51
  Secretary (1984)


  NJR POWER SERVICES CORPORATION

  Wayne K. Tarney, 59
  President (1996)

  Oleta J. Harden, 51
  Secretary (1984)


  NJR NATURAL ENERGY COMPANY

  Wayne K. Tarney, 59
  President (1996)

  Oleta J. Harden, 51
  Secretary (1984)


  COMMERCIAL REALTY &
  RESOURCES CORP.

  John Lishak Jr., 60
  President (1981)

  Glenn C. Lockwood, 39
  Vice President & Chief Financial
  Officer (1988)

  Oleta J. Harden, 51
  Secretary (1984)



  Date represents year of affiliation with an NJR Company.




52