Form 10-K405, Exhibit 13
period 2001-09-30
NEW JERSEY RESOURCES CORP
filed 2001-12-26
CIK 356309

CONTENTS
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




Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION
                                                              2001 Annual Report

                                                     [NEW JERSEY RESOURCES LOGO]

Consolidated Financial Statistics
(Thousands, except per share data)

Fiscal years ended September 30,                           2001           2000         1999         1998         1997         1996
--------------------------------                           ----           ----         ----         ----         ----         ----
SELECTED FINANCIAL DATA
Operating Revenues                                  $ 2,048,408    $ 1,164,549    $ 904,268    $ 710,342    $ 696,544    $ 554,753
                                                    -----------    -----------    ---------    ---------    ---------    ---------
Operating Expenses
  Gas purchases                                       1,782,840        919,903      669,835      483,715      465,552      327,991
  Operation and maintenance                              89,455         84,895       80,970       77,990       79,408       75,729
  Depreciation and amortization                          32,530         30,997       29,455       27,835       25,797       23,229
  Energy and other taxes                                 43,770         34,842       36,071       36,758       43,240       49,357
                                                    -----------    -----------    ---------    ---------    ---------    ---------
Total operating expenses                              1,948,595      1,070,637      816,331      626,298      613,997      476,306
                                                    -----------    -----------    ---------    ---------    ---------    ---------

Operating Income                                         99,813         93,912       87,937       84,044       82,547       78,447
Other income (loss)                                       6,446          1,921        3,681        2,034         (771)      (1,495)
Interest charges, net                                    19,705         18,750       19,977       19,633       20,513       21,001
                                                    -----------    -----------    ---------    ---------    ---------    ---------
Income before Income Taxes                               86,554         77,083       71,641       66,445       61,263       55,951
Income tax provision                                     32,891         29,147       26,835       24,688       21,339       18,883
                                                    -----------    -----------    ---------    ---------    ---------    ---------
Income before Accounting Change                          53,663         47,936       44,806       41,757       39,924       37,068
Cumulative effect of a change in accounting, net         (1,347)            --           --           --           --           --
                                                    -----------    -----------    ---------    ---------    ---------    ---------
Income from Continuing Operations                        52,316         47,936       44,806       41,757       39,924       37,068
Income from discontinued operations, net                     --            828           --           --           --           --
                                                    -----------    -----------    ---------    ---------    ---------    ---------
Net Income                                          $    52,316    $    48,764    $  44,806    $  41,757    $  39,924    $  37,068
                                                    ===========    ===========    =========    =========    =========    =========
Capitalization
  Common stock equity                               $   352,069    $   328,128    $ 302,169    $ 290,804    $ 278,436    $ 273,921
  Redeemable preferred stock                                298            400          520       20,640       20,760       20,880
  Long-term debt                                        353,799        291,528      287,723      326,741      291,407      303,363
                                                    -----------    -----------    ---------    ---------    ---------    ---------
Total Capitalization                                $   706,166    $   620,056    $ 590,412    $ 638,185    $ 590,603    $ 598,164
                                                    ===========    ===========    =========    =========    =========    =========
Property, Plant and Equipment
  Utility plant                                     $ 1,016,911    $   981,601    $ 941,490    $ 895,321    $ 855,375    $ 811,484
  Accumulated depreciation                             (295,074)      (274,964)    (258,666)    (237,150)    (216,302)    (196,354)
  Real estate properties and other                       26,759         28,016       26,326       25,838       24,024       46,011
  Accumulated depreciation                               (4,647)        (4,069)      (3,706)      (3,535)      (3,282)      (5,506)
                                                    -----------    -----------    ---------    ---------    ---------    ---------
Property, Plant and Equipment, Net                  $   743,949    $   730,584    $ 705,444    $ 680,474    $ 659,815    $ 655,635
                                                    ===========    ===========    =========    =========    =========    =========
Capital Expenditures
  Utility plant                                     $    44,176    $    48,826    $  48,196    $  42,847    $  46,193    $  48,216
  Real estate properties and other                        4,595          2,067          676        1,830          967        8,052
  Equity investments                                      2,946            250           --        9,498        7,242        2,937
                                                    -----------    -----------    ---------    ---------    ---------    ---------
Total Capital Expenditures                          $    51,717    $    51,143    $  48,872    $  54,175    $  54,402    $  59,205
                                                    ===========    ===========    =========    =========    =========    =========
Total Assets                                        $ 1,192,192    $ 1,082,311    $ 960,012    $ 943,018    $ 879,061    $ 855,187
                                                    ===========    ===========    =========    =========    =========    =========
COMMON STOCK DATA
Earnings per share from
  continuing operations - Basic                     $      2.95    $      2.71    $    2.51    $    2.35    $    2.22    $    2.06
Earnings per share from
  continuing operations - Diluted                   $      2.93    $      2.69    $    2.49    $    2.33    $    2.21    $    2.05
Earnings per share - Basic                          $      2.95    $      2.76    $    2.51    $    2.35    $    2.22    $    2.06
Earnings per share - Diluted                        $      2.93    $      2.74    $    2.49    $    2.33    $    2.21    $    2.05
Dividends declared per share                        $      1.76    $      1.72    $    1.68    $    1.64    $    1.60    $    1.55
Payout ratio(a)                                              60%            63%          67%          70%          72%          75%
Market price at year end                            $     44.21    $     40.63    $   40.00    $   35.63    $   32.38    $   28.00
Dividend yield at year end                                  4.0%           4.2%         4.2%         4.6%         4.9%         5.6%
Price-earnings ratio                                         15             15           16           15           15           14
Book value per share                                $     19.81    $     18.65    $   17.03    $   16.33    $   15.57    $   15.15
Market-to-book ratio at year end                            2.2            2.2          2.3          2.2          2.1          1.8
Shares outstanding at year end                           17,776         17,594       17,741       17,811       17,880       18,084
Average shares outstanding - Basic                       17,732         17,698       17,852       17,798       18,001       18,030
Average shares outstanding - Diluted                     17,867         17,822       17,984       17,894       18,052       18,052

Return on average equity(a) (b)                            15.3%          14.8%        14.5%        14.2%        13.9%        13.4%

(a) Continuing operations

(b) Excluding other comprehensive income



Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION
                                                              2001 Annual Report

                                                   [NEW JERSEY NATURAL GAS LOGO]

Operating Statistics

Fiscal years ended September 30,           2001        2000        1999        1998        1997        1996
--------------------------------           ----        ----        ----        ----        ----        ----
Operating Revenues (Thousands)
  Residential                        $  413,174    $302,736    $303,884    $307,994    $317,500    $311,081
  Commercial and other                   90,883      64,623      60,954      60,746      70,315      76,649
  Firm transportation                    31,292      37,101      33,319      19,500      15,586      13,316
                                     ----------    --------    --------    --------    --------    --------
Total residential and commercial        535,349     404,460     398,157     388,240     403,401     401,046
Interruptible                            11,788       7,775       7,558       8,360       7,996       7,438
                                     ----------    --------    --------    --------    --------    --------
Total system                            547,137     412,235     405,715     396,600     411,397     408,484
Off-system                              462,340     324,676     228,849     169,903     141,481      65,904
                                     ----------    --------    --------    --------    --------    --------
Total Operating Revenues(1)          $1,009,477    $736,911    $634,564    $566,503    $552,878    $474,388
                                     ==========    ========    ========    ========    ========    ========
Throughput (Bcf)
  Residential                              41.9        35.6        34.2        35.2        37.0        40.1
  Commercial and other                      9.6         8.0         7.3         7.4         8.7        10.3
  Firm transportation                       9.3        10.6         9.4         6.6         5.5         4.5
                                     ----------    --------    --------    --------    --------    --------
Total residential and commercial           60.8        54.2        50.9        49.2        51.2        54.9
Interruptible                              11.7         9.6         9.8        10.6         9.7         9.8
                                     ----------    --------    --------    --------    --------    --------
Total system                               72.5        63.8        60.7        59.8        60.9        64.7
Off-system and capacity management         88.4       132.2       143.7       104.9        83.2        61.6
                                     ----------    --------    --------    --------    --------    --------
Total Throughput                          160.9       196.0       204.4       164.7       144.1       126.3
                                     ==========    ========    ========    ========    ========    ========
Customers at Year End
  Residential                           379,233     351,415     338,984     346,605     343,520     338,906
  Commercial and other                   24,987      23,751      22,379      22,088      22,650      21,897
  Firm transportation                    18,879      34,573      35,900      16,495       7,647       2,002
                                     ----------    --------    --------    --------    --------    --------
Total residential and commercial        423,099     409,739     397,263     385,188     373,817     362,805
Interruptible                                53          52          51          49          45          40
Off-system and capacity management           30          26          28          43          53          29
                                     ----------    --------    --------    --------    --------    --------
Total Customers at Year End             423,182     409,817     397,342     385,280     373,915     362,874
                                     ==========    ========    ========    ========    ========    ========
Interest Coverage Ratio                    5.23        5.12        4.89        4.16        3.90        3.96
                                     ==========    ========    ========    ========    ========    ========
Average Therm Use per Customer
  Residential                             1,132       1,022       1,002         998       1,064       1,184
  Commercial and other                    5,718       5,484       5,169       5,145       5,475       6,183

Degree Days                               5,070       4,564       4,470       4,354       4,787       5,715

Weather as a Percent of Normal              105%         94%         92%         89%         97%        115%

Number of Employees                         542(2)      728         739         755         789         827
                                     ==========    ========    ========    ========    ========    ========

(1) Excludes appliance service revenue.

(2) Reflects transfer of employees to NJR Home Services and NJR Service Corp.


                                                     [NEW JERSEY RESOURCES LOGO]


Two-Year Stock History


The range of high and low sales prices as reported in The Wall Street Journal and dividends paid per share were as follows:

                              2001                        2000                   Dividends Paid
                              ----                        ----                   --------------
Fiscal Quarter         High          Low           High          Low           2001          2000
--------------         ----          ---           ----          ---           ----          ----
First                 $44.63        $37.50        $41.13        $38.88        $  .43        $  .42
Second                $43.25        $37.26        $42.88        $36.19        $  .44        $  .43
Third                 $46.00        $40.20        $42.75        $37.88        $  .44        $  .43
Fourth                $45.81        $41.00        $43.13        $38.06        $  .44        $  .43
                      ------        ------        ------        ------        ------        ------


Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION
                                                              2001 Annual Report

Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

CONSOLIDATED

Income from continuing operations increased 9 percent to $52.3 million in 2001, compared with $47.9 million in 2000 and $44.8 million in 1999. The increase each year was attributable primarily to continued profitable customer growth in New Jersey Natural Gas Company (NJNG), the principal subsidiary of New Jersey Resources Corporation (the Company), and improved wholesale marketing results.

Basic earnings per share from continuing operations increased 9 percent to $2.95 in 2001, compared with $2.71 in 2000 and $2.51 in 1999. Diluted earnings per share from continuing operations were $2.93, $2.69 and $2.49 in 2001, 2000 and 1999, respectively.

Consolidated income from continuing operations and net income in 2001 included a charge of $1.3 million, or $.08 per share, resulting from the cumulative effect of a change in accounting for derivatives under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (See Note 1:
Summary of Significant Accounting Policies, Derivative Activities). Net income in 2000 included a gain of $828,000, or $.05 per share, from discontinued operations. The gain was due to the excess of proceeds received from the sale of the assets and the costs incurred, net of insurance recoveries received in January 2000, in conjunction with exiting the oil and natural gas production business in 1995.

Dividends declared per share increased 2.3 percent to $1.76 in 2001, compared with $1.72 in 2000 and $1.68 in 1999.

NJNG OPERATIONS

NJNG is a local natural gas distribution company that provides regulated energy services to over 420,000 residential and commercial customers in central and northern New Jersey, and participates in the off-system sales and capacity release markets. In 2001, NJNG transferred its appliance service business to NJR Home Services Company (Home Services), a newly formed unregulated subsidiary of the Company. All previously reported segment information has been reclassified to reflect this transfer.

In February 1999, the Electric Discount and Energy Competition Act (Act), which provides the framework for the restructuring of New Jersey's energy markets, became law. In March 2001, the New Jersey Board of Public Utilities (BPU), issued a written order that approved a stipulation agreement among various parties to fully open NJNG's residential markets to competition, restructure its rates to segregate its Basic Gas Supply Service (BGSS) and Delivery (i.e., transportation) service prices as required by the Act, and expand an incentive for residential and small commercial customers to switch to transportation service.

The Act allows continuation of each utility's role as a gas supplier at least until December 31, 2002. The BPU must determine the ongoing role of each utility in providing BGSS by January 1, 2002. In June 2001, the BPU initiated a proceeding regarding the provision of BGSS.

NJNG's financial results are summarized as follows:

(Thousands)                        2001            2000            1999
-----------                        ----            ----            ----
Gross margin
  Residential and
    commercial                 $167,354        $155,534        $148,089
  Transportation                 28,065          32,938          29,719
                               --------        --------        --------
Total firm margin               195,419         188,472         177,808

  Off-system and
    capacity management           5,322           4,917           4,942
  Interruptible                     912             812             671
                               --------        --------        --------
Total gross margin             $201,653        $194,201        $183,421
                               ========        ========        ========
Operating income               $ 89,248        $ 87,241        $ 81,199
Other income                   $  4,346        $    279        $  1,762
Net income                     $ 47,767        $ 45,149        $ 42,218
                               ========        ========        ========

GROSS MARGIN

Gross margin is defined as gas revenues less gas costs, sales tax and a Transitional Energy Facilities Assessment (TEFA). Gross margin provides a more meaningful basis for evaluating utility operations since gas costs, sales tax and TEFA are passed through to customers and, therefore, have no effect on earnings. Gas costs are charged to operating expenses on the basis of therm sales at the rates included in NJNG's tariff. The Levelized Gas Adjustment Clause (LGA) allows NJNG to recover gas costs that exceed the level reflected in its base rates. Sales tax is calculated at 6 percent of revenue and excludes sales to other utilities, off-system sales and federal accounts. TEFA is calculated on a per-therm basis and excludes sales to other utilities, off-system sales and federal accounts.

FIRM MARGIN

Residential and commercial (i.e., firm) gross margin is subject to a Weather Normalization Clause (WNC), which provides for a revenue adjustment if the weather varies by more than one-half of 1 percent from normal, or 20-year average, weather. The WNC does not fully protect NJNG from factors such as unusually warm weather and declines in customer usage patterns, which were set at the conclusion of NJNG's last base rate case in January 1994. The accumulated adjustment from one heating season (i.e., October through May) is billed or credited to customers in subsequent periods. This mechanism reduces the variability of both customer bills and NJNG's earnings due to weather fluctuations.

The components of gross margin from firm customers are affected by customers switching between sales service and transportation service.


Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION
                                                              2001 Annual Report

NJNG's total gross margin is not affected negatively by customers who utilize its transportation service and purchase their gas from another supplier because its tariff is designed such that no profit is earned on the commodity portion of sales to firm customers. All customers who purchase gas from another supplier continue to utilize NJNG for transportation service.

Total firm margin increased $6.9 million, or 4 percent, in 2001 and $10.7 million, or 6 percent, in 2000 due primarily to customer growth.

NJNG added 12,522 and 12,558 new customers and converted the heating systems of another 1,302 and 1,173 existing customers in 2001 and 2000, respectively. The growth in 2001 represents an annual increase of approximately 2 billion cubic feet (Bcf), or 5 percent, in sales to firm customers.

Sales to firm customers were 51.5 Bcf in 2001, compared with 43.6 Bcf in 2000 and 41.5 Bcf in 1999. Gross margin from sales to firm customers increased $11.8 million, or 8 percent, in 2001 and $7.5 million, or 5 percent, in 2000. The increase in 2001 was due primarily to the impact of 12,522 customer additions, colder weather and firm transportation customers switching back to firm sales service. The increase in 2000 was due primarily to the impact of 12,558 customer additions.

Gross margin from transportation service decreased $4.8 million, or 15 percent, in 2001 and increased $3.2 million, or 11 percent, in 2000. The decrease in 2001 margin was due primarily to customers switching back to sales service, which more than offset the effects of colder weather. The increase in 2000 was due primarily to increased usage and demand charges. NJNG transported 9.3 Bcf for its firm customers in 2001, compared with 10.6 Bcf in 2000 and 9.4 Bcf in 1999.

NJNG had 15,637 and 30,649 residential customers and 3,242 and 3,924 commercial customers using transportation service at September 30, 2001 and 2000, respectively. The decrease in the number of transportation customers was due primarily to higher wholesale commodity prices, which resulted in customers returning to sales service from transportation service.

The weather in 2001 was 5 percent colder than normal, which, in accordance with the WNC, resulted in $1.7 million of gross margin being deferred for future refund to customers. In 2000 and 1999, warmer-than-normal weather resulted in $7.9 million and $8.7 million, respectively, of gross margin being accrued and recovered from customers in the future. At September 30, 2001, NJNG had a net balance of $8 million in accrued WNC margins to be collected from its customers in 2002.

In 2002 and 2003, NJNG currently expects to add 11,600 and 12,000 new customers, respectively, and convert an additional 950 existing customers each year to natural gas heat. Achieving these expectations would represent an annual customer growth rate of approximately 3 percent and result in a sales increase of approximately 2 Bcf annually, assuming normal weather and average use. It is believed that this would increase gross margin under present base rates by approximately $6 million annually.

These growth expectations are based upon management's review of county and municipal planning board activities, builder surveys and studies of population growth rates in NJNG's service territory. However, future sales will be affected by the weather, economic conditions in NJNG's service territory, conversion and conservation activity, the impact of changing from a regulated to a competitive environment and other marketing efforts, as has been the case in prior years.

NJNG's goal is to continue its growth without increasing its base rates in order to remain competitive as the energy industry transitions to a more market-based environment.

OFF-SYSTEM AND CAPACITY MANAGEMENT

To reduce the overall cost of its gas supply commitments, NJNG has entered into contracts to sell gas to customers outside its franchise territory when the gas is not needed for system requirements. These off-system sales enable NJNG to spread its fixed demand costs, which are charged by pipelines to access their supplies year round, over a larger and more diverse customer base. NJNG also participates in the capacity release market on the interstate pipeline network when the capacity is not needed for its firm system requirements. Effective October 1, 1998, through December 31, 2002, NJNG retains 15 percent of the gross margin from these sales, with 85 percent credited to firm customers through the LGA.

An incentive mechanism designed to reduce the fixed cost of NJNG's gas supply portfolio also became effective October 1, 1998. Any savings achieved through the permanent reduction or replacement of capacity or other services is shared between customers and shareowners. Under this program, NJNG retains 40 percent of the savings for the first 12 months following any transaction and retains 15 percent for the remaining period through December 31, 2002, with 60 percent and 85 percent, respectively, credited to firm sales customers through the LGA.

The Financial Risk Management (FRM) program is designed to provide price stability to NJNG's system supply portfolio. The FRM program includes an incentive mechanism designed to encourage the use of financial instruments to hedge NJNG's gas costs, with an 80/20 percent sharing of the costs and results between customers and shareowners, respectively.

NJNG's off-system sales, capacity management and FRM programs totaled 88.4 Bcf and generated $5.3 million of gross margin in 2001, compared with 132.2 Bcf and $4.9 million of gross margin in 2000 and 143.7 Bcf and $4.9 million of gross margin in 1999. The increase in margin in 2001 was due primarily to the FRM program, which benefited from volatile wholesale natural gas markets.

INTERRUPTIBLE

NJNG serves 53 customers through interruptible sales and/or transportation tariffs. Sales made under the interruptible sales tariff are priced on market-sensitive oil and gas parity rates. Although therms sold and transported to interruptible customers represented 7 percent of total throughput in 2001 and 5 percent in both 2000 and 1999, they accounted for less than 1 percent of the total gross margin in each year due to the margin-sharing formulas that govern these sales. Under


Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION
                                                              2001 Annual Report
these formulas, NJNG retains 10 percent of the gross margin from interruptible sales and 5 percent of the gross margin from transportation sales, with 90 percent and 95 percent, respectively, credited to firm sales customers through the LGA. Interruptible sales were 1.6 Bcf in 2001, compared with 1 Bcf in 2000 and 1.5 Bcf in 1999. In addition, NJNG transported 10.1 Bcf, 8.6 Bcf and 8.3 Bcf in 2001, 2000 and 1999, respectively, for its interruptible customers.

OPERATING INCOME

Operating income increased 2 percent in 2001 and 7 percent in 2000. These increases were due primarily to the increases in firm gross margin described above, which more than offset higher operating expenses, consisting primarily of payroll, fringe benefits and depreciation. In 2001, operating expenses also included $1.1 million in costs associated with an early retirement program, which is expected to generate annual savings of approximately $600,000.

NET INCOME

Net income increased 6 percent to $47.8 million in 2001 and 7 percent to $45.1 million in 2000. The increase in 2001 was the result of the increased operating income discussed above, and the recovery of carrying costs on regulatory assets (See Note 1: Summary of Significant Accounting Policies, Capitalized and Deferred Interest), which is included in Other income. The increase in 2000 was due primarily to increased operating income, which more than offset lower Other income.

Net income in 2001 included a charge of $275,000 resulting from the cumulative effect of a change in accounting for derivatives under SFAS 133.

ENERGY SERVICES OPERATIONS

The financial results of NJR Energy Services Company (Energy Services), consisting of unregulated fuel and capacity management and wholesale marketing services, are summarized as follows:

(Thousands)                   2001            2000            1999
-----------                   ----            ----            ----
Revenues                $1,022,734        $413,348        $254,395

Gross margin            $    8,782        $  5,859        $  5,693

Operating income        $    5,638        $  2,996        $  4,269

Other income            $      655        $    518        $     76

Net income              $    4,094        $  2,945        $  2,163
                        ----------        --------        --------

Energy Services' revenues increased each year as a result of significant increases in gas prices and the growth in wholesale activities. Energy deliveries increased to 173.5 Bcf in 2001, compared with 119.8 Bcf in 2000 and 131.1 Bcf in 1999. The increase in 2001 was due primarily to additional volumes from pipeline and storage transactions and additional sales to wholesale customers. The decrease in 2000 was due primarily to the expiration of a fuel management contract.

Energy Services' gross margin, operating income and net income were higher in 2001 due primarily to increased earnings from pipeline and storage transactions, additional wholesale sales and increased volatility of gas prices. Energy Services also generated favorable cash flow and higher interest income. In 2000, Energy Services' net income was higher due primarily to profits generated from storage transactions, which resulted in favorable cash flow and higher interest income.

Net income in 2001 included a charge of $688,000 resulting from the cumulative effect of a change in accounting for derivatives under SFAS 133.

Future results are subject to Energy Services' ability to expand its wholesale marketing activities.

RETAIL AND OTHER OPERATIONS

Retail and Other consists primarily of: NJR Home Services Company (Home Services), which provides appliance and installation services to approximately 131,000 customers; NJR Natural Energy Company (Natural Energy), which has participated in the unregulated retail marketing of natural gas; Commercial Realty & Resources Corp. (CR&R), which develops commercial real estate; and NJR Energy Corporation (NJR Energy), which consists primarily of equity investments in Capstone Turbine Corporation (Capstone) and Iroquois Gas Transmission System, L.P. (Iroquois). The consolidated financial results of Retail and Other are summarized as follows:

(Thousands)                      2001            2000            1999
-----------                      ----            ----            ----
Revenues                      $21,474        $ 26,638         $49,368

Other income                  $ 1,445        $  1,124         $ 1,843

Income from continuing
   operations                 $   455        $   (158)        $   425

Net income                    $   455        $    670         $   425
                              -------        --------         -------

Retail and Other revenues decreased in 2001 due primarily to the expiration of Natural Energy's residential contracts, which was partially offset by increased revenue at Home Services. The decrease in revenue in 2000 was due primarily to the November 1999 sale by Natural Energy of its commercial customer accounts.

Other income in 2001 included higher interest and dividend income associated with NJR Energy's investments. Other income in 1999 included a gain of approximately $1 million associated with the sale of investment securities.

Income from continuing operations increased in 2001 due primarily to NJR Energy's investments mentioned above. Income from continuing operations in 2001 included a charge of $384,000 resulting from the cumulative effect of a change in accounting for derivatives under SFAS 133.

Net income in 2000 included $828,000, or $.05 per share, of income from discontinued operations representing the final true-up of NJR Energy's reserve established in 1995 in conjunction with exiting the oil and natural gas production business.


Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION
                                                              2001 Annual Report

In 1996, CR&R entered into a sale-leaseback transaction that generated a pre-tax gain of $17.8 million, which is included in Deferred revenue and is being amortized to Other income over the 25-year term of the lease. The primary tenant of the facility, NJNG, is leasing the building under a long-term master lease agreement and continues to occupy a majority of the space in the building.

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED

The Company obtains its external common equity requirements, if any, through issuances of its common stock, including the proceeds from its Automatic Dividend Reinvestment Plan (DRP). The DRP allows the Company, at its option, to use shares purchased on the open market or newly issued shares to satisfy its funding requirements.

In September 1996, the Company adopted a 1 million share repurchase plan that was expanded to 1.5 million shares in October 1999. The Company has repurchased 1,346,570 shares through September 30, 2001.

The Company provides the debt requirements for its unregulated companies, while NJNG satisfies its debt needs by issuing short- and long-term debt based upon its own financial profile. In order to meet the working capital and external debt financing requirements of the unregulated companies, as well as its own working capital needs, as of January 2001, the Company maintains a 3-year committed credit facility totaling $135 million with several banks and has a $20 million facility, which will expire on December 31, 2001. The Company borrowed $55.9 million and $43.1 million at September 30, 2001 and 2000, respectively, to fund the debt requirements of its unregulated subsidiaries and its working capital and investment activity. Also, as of January 2001, NJNG has a $150 million committed credit facility.

It is the Company's objective to maintain a consolidated capital structure that reflects the different characteristics of each business segment and provides adequate financial flexibility for accessing capital markets as required. Based upon its existing mix of investments, it is the Company's goal to maintain a common equity ratio of 50 to 55 percent, excluding short-term debt, which is consistent with maintaining its current short- and long-term credit ratings.

At September 30, the Company's consolidated capital structure was as follows:

                          2001        2000
                          ----        ----
Common stock equity         50%         53%

Long-term debt              50          47
                           ---         ---
Total                      100%        100%
                           ===         ===

NJNG

The seasonal nature of NJNG's operations creates large short-term cash requirements, primarily to finance gas purchases and customer accounts receivable. NJNG obtains working capital for these requirements, as well as for the temporary financing of construction and gas remediation expenditures and energy tax payments, through the issuance of commercial paper and short-term bank loans. To support the issuance of commercial paper, NJNG maintains a committed credit facility totaling $150 million, consisting of $50 million with a 364-day term and $100 million with a 3 year term.

CAPITAL REQUIREMENTS

NJNG's capital requirements for 1999 through 2001 and projected amounts through 2003 are as follows:

                               Maturities and      Redemption
               Construction     Redemption of    of Preferred
(Thousands)    Expenditures    Long-Term Debt           Stock       Total
-----------    ------------    --------------           -----       -----
1999                $48,196           $20,157         $20,120     $88,473

2000                $48,826           $   318         $   120     $49,264

2001                $44,176           $   495         $   102     $44,773

2002                $49,000           $   529         $   120     $49,649

2003                $50,000           $25,565         $   120     $75,685

The level of construction expenditures results primarily from the need for services, mains and meters to support NJNG's continued customer growth and general system maintenance. The decrease in construction expenditures in 2001 was due primarily to lower technology spending. Optional redemption activity included $20 million of First Mortgage Bonds and $20 million of 7.72 percent Preferred Stock in 1999.

FINANCING

(Thousands)                     2001              2000              1999
-----------                     ----              ----              ----
Cash flow                    $81,387           $98,119           $74,176

Asset sales                  $ 2,395                --                --

External financing

  Long-term debt                  --                --                --

Cash flow is defined as net income adjusted for depreciation, amortization of deferred charges and the change in deferred income taxes, and represents the cash generated from operations available for capital expenditures, dividends, working capital and other requirements. Cash flow in 2001 decreased due primarily to lower deferred tax benefits, which more than offset higher earnings. Cash flow increased in 2000 due primarily to higher earnings and deferred tax benefits.

NJNG currently anticipates that its financing requirements in 2002 and 2003 will be met through internal generation and the issuance of short- and long-term debt. In 2002, NJNG also plans to draw down $3.6 million from its New Jersey Economic Development Authority (EDA) construction fund. NJNG also expects to enter into a sale-leaseback transaction for a portion of its in-service meters generating $20 million in 2002 and $3.3 million annually thereafter. In 2003, NJNG will refinance its $25 million, 7.5 percent Series V First


Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION
                                                              2001 Annual Report

Mortgage Bonds and expects to issue $12 million of EDA Bonds, which are expected to be drawn down over 3 years. The timing and mix of any external financings will be geared toward achieving a common equity ratio that is consistent with maintaining its current short- and long-term credit ratings.

ENERGY SERVICES

Energy Services' capital requirements and financing activity for 1999 through 2001 were as follows:

(Thousands)                              2001               2000                1999
-----------                              ----               ----                ----
Capital expenditures                  $   112           $    532            $    510

Cash flow                             $ 4,598           $  3,248            $     44

Change in intercompany debt           $23,689           $(28,415)           $(25,107)

The increase in cash flow in 2001 and 2000 was due primarily to higher earnings and deferred tax benefits. The increase in inter-company debt in 2001 was due primarily to the purchase of gas inventory and prepaid capacity. The decrease in intercompany debt in 2000 was due primarily to positive cash flow generated from storage transactions.

Energy Services does not currently anticipate any significant capital expenditures or external financing requirements in 2002.

RETAIL AND OTHER

Retail and Other capital requirements and financing activity for 1999 through 2001 were as follows:

(Thousands)                              2001               2000               1999
-----------                              ----               ----               ----
Capital expenditures and
   equity investments                 $ 7,429            $ 1,785            $   427

Cash flow                             $   622            $ 2,664            $   (52)

Asset sales                           $ 7,308            $   831            $ 8,907

Change in intercompany debt           $(6,205)           $(8,115)           $(5,100)

Capital expenditures each year were primarily made by CR&R in connection with investments made to preserve the value of real estate holdings. CR&R's capital expenditures increased in 2001 and 2000 in connection with the construction of a 35,000-square-foot, build-to-suit office building which, in addition to adjacent undeveloped acreage, was sold in July 2001 for $5.2 million. This sale generated a pre-tax gain of approximately $100,000.

In 2001, NJR Energy invested $1.3 million to increase its ownership interest in Iroquois from 2.8 percent to 3.3 percent.

Cash flow in 2001 decreased due primarily to lower earnings and deferred tax benefits. Cash flow increased in 2000 due primarily to higher earnings and deferred tax benefits.

Proceeds from asset sales and the DRP have been used to reduce intercompany debt.

CR&R currently has 183 acres of undeveloped land and two fully occupied buildings totaling 25,000 square feet.

Retail and Other does not currently anticipate any significant capital expenditures or external financing requirements in 2002.

FINANCIAL RISK MANAGEMENT

COMMODITY MARKET RISKS

Natural gas is a nationally traded commodity, and its prices are effectively determined by the New York Mercantile Exchange (NYMEX) and over-the-counter markets. The prices in these markets generally reflect the notional balance of natural gas supply and demand, but are also influenced significantly from time to time by other events.

The regulated and unregulated natural gas businesses of the Company and its subsidiaries are subject to market risk due to fluctuations in the price of natural gas. To hedge against such fluctuations, the Company and its subsidiaries have entered into futures contracts, options agreements and over-the-counter swap agreements. To manage these instruments, the Company has well-defined risk management policies and procedures, which include daily monitoring of volumetric limits and monetary guidelines. The Company's natural gas businesses are conducted through three of its operating subsidiaries. First, NJNG is a regulated utility whose recovery of gas costs is protected by the LGA and utilizes futures, options and swaps to hedge against price fluctuations. Second, Energy Services has hedged purchases and sales of storage gas and transactions with wholesale customers. Finally, NJR Energy has entered into several swap transactions to hedge an 18-year fixed-price contract to sell approximately 22.6 Bcf of natural gas (Gas Sale Contract) to a gas marketing company.

NJR Energy has hedged both its price and physical delivery risks associated with the Gas Sale Contract. To hedge its price risk, NJR Energy entered into two swap agreements that became effective in November 1995. Under the terms of these swap agreements, NJR Energy will pay to the counterparties the identical fixed price it receives from the gas marketing company in exchange for the payment by the counterparties of an index price plus a spread per Mmbtu for the total volumes under the Gas Sale Contract. In order to hedge its physical delivery risk, NJR Energy entered into a purchase contract with a second gas marketing company for the identical volumes that it is obligated to sell in accordance with the Gas Sale Contract in which it pays the identical floating price it receives under the swap agreements mentioned above.


Celebrating a Half Century of Dedicated Service

                        NEW JERSEY RESOURCES CORPORATION
                                                              2001 Annual Report

The following is a summary of commodity derivatives as of September 30, 2001:

                                                           Amount included
                       Volume          Price per           in Derivatives
                       in Bcf            Mmbtu             (Thousands)
                       ------            -----             -----------
NJNG
    Futures               8.0        $2.23 - $5.82         $  (16,926)
    Swaps                20.8                              $    8,907
    Options               2.1        $4.00 - $10.00        $  (12,959)

Energy Services
    Futures               4.7        $2.23 - $5.82         $    5,196
    Swaps                70.9                              $    9,836
    Options               0.6        $2.25 - $3.00         $      325

NJR Energy
    Swaps                22.6                              $     (343)

The Company uses a value-at-risk (VAR) model to assess the market risk of its net futures, swaps and options positions. The VAR at September 30, 2001, using the variance-covariance method with a 95 percent confidence level and a 1-day holding period, was $126,500. The calculated VAR represents an estimate of the potential change in the value of the net positions. These estimates may not be indicative of actual results since actual market fluctuations may differ from forecasted fluctuations.

INTEREST RATE RISK - LONG-TERM DEBT

At September 30, 2001, the Company had variable-rate debt of $55.9 million. If interest rates were to change by 1 percent, annual interest expense, net of tax, would change by $339,000. As of September 30, 2000, the Company had variable-rate debt outstanding of $43.1 million.

At September 30, 2001, NJNG had total variable-rate debt outstanding of $147 million, of which $56 million has been hedged by the purchase of a 6.5 percent interest-rate cap through 2003. According to the Company's sensitivity analysis, NJNG's annual interest rate exposure on the $56 million, based on the difference between current average rates and the 6.5 percent interest-rate cap, is limited to $1.1 million, net of tax, at September 30, 2001 and 2000. If interest rates were to change by 1 percent on the remaining $91 million of variable-rate debt, NJNG's annual interest expense, net of tax, would change by $537,000.

EFFECTS OF NEW ACCOUNTING STANDARDS

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


Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION
                                                              2001 Annual Report

Financial Highlights


  Fiscal Years Ended September 30,                      2001           2000            1999
                                                    -----------     ------------    ----------
  Operating Results
Operating Revenues                                  $2,048,408      $1,164,549        $904,268
Operating Income                                      $ 99,813        $ 93,912        $ 87,937
Income from Continuing Operations                     $ 52,316        $ 47,936        $ 44,806
Net Income                                            $ 52,316        $ 48,764        $ 44,806
Total Energy Deliveries                                  336.0           319.5           343.5
                                                    -----------     ------------    ----------
Return on Average Equity*                                 15.3%           14.8%           14.5%
                                                    ===========     ============    ==========
  Common Stock Information

Earnings per Share from Continuing
 Operations - Basic                                 $     2.95      $     2.71      $     2.51
Earnings per Share - Basic                          $     2.95      $     2.76      $     2.51
Annual Dividend Rate at Year End                    $     1.76      $     1.72      $     1.68
Market Price at Year End                            $    44.21      $    40.63      $    40.00
Book Value per Share                                $    19.81      $    18.65      $    17.03
Shares Outstanding at Year End**                        17,776          17,594          17,741
Average Shares Outstanding - Basic                      17,732          17,698          17,852
                                                    ===========     ============    ==========
Operating Data
New Jersey Natural Gas Company
 Firm Sales                                               60.8            54.2            50.9
 Interruptible Sales                                      11.7             9.6             9.8
 Off-System Sales and Capacity Management                 88.4           132.2           143.7
                                                    -----------     ------------    ----------
 Total Energy Deliveries                                 160.9           196.0           204.4
                                                    -----------     ------------    ----------
 Customers at Year End                                 423,182         409,817         397,342
 Gross Margin                                       $  201,653      $  194,201      $  183,421
                                                    ===========     ============    ==========
NJR Energy Services Company
 Wholesale Sales and Gas Under Management                173.5           119.8           131.1
 Gross Margin                                       $    8,782      $    5,859      $    5,693
                                                    ===========     ============    ==========


*   Excluding other comprehensive income

**  Net of treasury shares

    Dollars in thousands, except per share data. Sales volumes in billion cubic feet (Bcf).



CONTENTS

              FINANCIAL HIGHLIGHTS

 CHAIRMAN'S LETTER TO STAKEHOLDERS  1

                   FEATURE SECTION  13

              FINANCIAL STATEMENTS  27

            DIRECTORS AND OFFICERS  51

                BOARD OF DIRECTORS  52

           SHAREOWNERS INFORMATION  inside back cover





Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report

Consolidated Statements of Income
(Thousands, except per share data)


   Fiscal years ended September 30,                        2001        2000        1999
                                                     ----------  ----------    ---------
   Operating Revenues                                $2,048,408  $1,164,549    $904,268
                                                     ----------  ----------    ---------
   Operating Expenses

     Gas purchases                                    1,782,840     919,903     669,835
     Operation and maintenance                           89,455      84,895      80,970
     Depreciation and amortization                       32,530      30,997      29,455
     Energy and other taxes                              43,770      34,842      36,071
                                                     ----------  ----------    ---------
   Total operating expenses                           1,948,595   1,070,637     816,331
                                                     ----------  ----------    ---------
   Operating Income                                      99,813      93,912      87,937
                                                     ----------  ----------    ---------
   Other income                                           6,446       1,921       3,681
                                                     ----------  ----------    ---------
   Interest Charges, Net

     Long-term debt                                      15,314      15,862      17,206
     Short-term debt and other                            4,391       2,888       2,771
                                                     ----------  ----------    ---------
   Total interest charges, net                           19,705      18,750      19,977
                                                     ----------  ----------    ---------
   Income before Income Taxes                            86,554      77,083      71,641

   Income tax provision                                  32,891      29,147      26,835
                                                     ----------  ----------    ---------
   Income before Cumulative Effect of a
    Change in Accounting                                 53,663      47,936      44,806

   Cumulative effect of a change in
    accounting for derivatives, net of tax of $930       (1,347)         --          --
                                                     ----------  ----------    ---------
   Income from Continuing Operations                     52,316      47,936      44,806

   Income from discontinued operations,
     net of tax of ($572)                                    --         828          --
                                                     ----------  ----------    ---------
   Net Income                                         $  52,316    $ 48,764    $ 44,806
                                                     ==========  ==========    =========
   Earnings per Share - Basic

     Income before Accounting Change                      $3.03       $2.71       $2.51

     Income from Continuing Operations                    $2.95       $2.71       $2.51

     Net Income                                           $2.95       $2.76       $2.51
                                                     ==========  ==========    =========
  Earnings per share - Diluted

     Income before Accounting Change                      $3.00       $2.69       $2.49

     Income from Continuing Operations                    $2.93       $2.69       $2.49

     Net Income                                           $2.93       $2.74       $2.49
                                                     ----------  ----------    ---------
   Dividends per Common Share                             $1.76       $1.72       $1.68
                                                     ==========  ==========    =========
   Average Shares Outstanding - Basic                    17,732      17,698      17,852

   Average Shares Outstanding - Diluted                  17,867      17,822      17,984


The accompanying notes are an integral part of these statements.



Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report
                                       36

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Thousands)

   Fiscal years ended September 30,                        2001        2000          1999
                                                      ----------   -----------   ------------

   Cash Flows from Operating Activities

  Net income                                          $  52,316      $  48,764      $  44,806

  Adjustments to reconcile net
    income to cash flows

    Depreciation and amortization                        32,530         30,997         29,455

    Amortization of deferred charges                      4,158          5,663          2,692

    Deferred income taxes                                (2,397)        18,607         (2,785)

    Manufactured gas plant remediation costs            (15,145)       (26,249)        (6,635)

    Changes in working capital                         (107,191)        45,402         49,188

    Other, net                                            5,544          3,257            511
                                                      ----------   -----------   ------------
Net cash flows from operating activities                (30,185)       126,441        117,232
                                                      ----------   -----------   ------------
Cash Flows from Financing Activities

  Proceeds from long-term debt                           12,800             --             --

  Proceeds from common stock                             11,620          8,490          9,059

  Payments of  long-term debt                              (495)       (16,018)       (20,657)

  Payments of preferred stock                              (102)          (120)       (20,120)

  Purchases of treasury stock                            (5,366)       (14,630)       (11,712)

  Payments of common stock dividends                    (30,989)       (30,269)       (29,828)

  Net change in short-term debt                          92,500        (18,400)         1,000
                                                      ----------   -----------   ------------
Net cash flows from financing activities                 79,968        (70,947)       (72,258)
                                                      ----------   -----------   ------------
Cash Flows from Investing Activities

  Expenditures for

    Utility plant                                       (44,176)       (48,826)       (48,196)

    Real estate properties and other                     (4,595)        (2,067)          (676)

    Equity investments                                   (2,946)          (250)            --

    Cost of removal                                      (5,629)        (5,401)        (5,362)

  Proceeds from sale of assets                            9,703            831          8,907
                                                      ----------   -----------   ------------
Net cash flows from investing activities                (47,643)       (55,713)       (45,327)
                                                      ----------   -----------   ------------
Net change in cash and temporary investments              2,140           (219)          (353)

Cash and temporary investments at beginning
 of the year                                              1,904          2,123          2,476
                                                      ----------   -----------   ------------
Cash and temporary investments at end of the year     $   4,044      $   1,904      $   2,123
                                                      ==========   ===========   ============
Changes in Components of Working Capital

  Construction fund                                   $   4,000      $   4,500      $   3,900

  Receivables                                            21,136        (21,974)       (31,604)

  Inventories                                            (5,674)       (27,913)        17,208

  Deferred gas costs                                    (35,637)        (6,419)        32,047

  Purchased gas                                         (68,133)        74,720         31,368

  Accrued and prepaid taxes, net                         23,016         (6,281)        (1,977)

  Accounts payable and other current
    liabilities                                          (2,245)        11,912         (1,207)

  Broker margin accounts                                (42,703)        19,221         (2,181)

  Other, net                                               (951)        (2,364)         1,634
                                                      ----------   -----------   ------------
Total                                                 $(107,191)      $ 45,402      $  49,188
                                                      ==========   ===========   ============
Supplemental Disclosures of
    Cash Flows Information

Cash paid during the year for

  Interest (net of amounts capitalized)               $  19,031      $  17,612      $  18,978

  Income taxes                                        $  10,033      $  15,996      $  36,875


The accompanying notes are an integral part of these statements.


Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report
                                       37

Consolidated Balance Sheets
(Thousands)

   September 30,                                         2001             2000
                                                      -----------      -----------
   Assets
   Property, Plant and Equipment
      Utility plant, at cost                          $1,016,911       $  981,601
      Real estate properties and other, at cost           26,759           28,016
                                                      -----------      -----------
                                                       1,043,670        1,009,617
      Accumulated depreciation and amortization         (299,721)        (279,033)
                                                      -----------      -----------
Property, plant and equipment, net                       743,949          730,584
                                                      -----------      -----------
Current Assets
  Cash and temporary investments                           4,044            1,904
  Construction fund                                        3,600            7,600
  Customer accounts receivable                            82,150          103,618
  Unbilled revenues                                        3,941            3,189
  Allowance for doubtful accounts                         (3,026)          (2,555)
  Gas in storage, at average cost                         70,019           63,799
  Materials and supplies, at average cost                  3,003            3,549
  Prepaid state taxes                                      8,268           12,836
  Underrecovered gas costs                                15,335           12,436
  Derivatives                                             24,698               --
  Broker margin accounts                                  28,898               --
  Other                                                   20,822            5,599
                                                      -----------      -----------
Total current assets                                     261,752          211,975
                                                      -----------      -----------
Deferred Charges and Other
  Equity investments                                      15,468           35,271
  Regulatory assets                                       98,753           87,291
  Underrecovered gas costs                                33,006              268
  Derivatives                                             14,428               --
  Other                                                   24,836           16,922
                                                      -----------      -----------
Total deferred charges and other                         186,491          139,752
                                                      -----------      -----------
Total Assets                                          $1,192,192       $1,082,311
                                                     ============      ===========
Capitalization and Liabilities
Capitalization
  Common stock equity                                 $  352,069       $  328,128
  Redeemable preferred stock                                 298              400
  Long-term debt                                         353,799          291,528
                                                      -----------      -----------
Total capitalization                                     706,166          620,056
                                                      -----------      -----------
Current Liabilities
  Current maturities of long-term debt                       529              495
  Short-term debt                                         85,800           43,300
  Purchased gas                                           85,326          153,459
  Accounts payable and other                              38,166           40,411
  Dividends payable                                        7,837            7,595
  Broker margin accounts                                      --           13,805
  Accrued taxes                                           15,771            5,964
  Derivatives                                             35,431               --
  Customers' credit balances and deposits                 14,423           16,286
                                                      -----------      -----------
Total current liabilities                                283,283          281,315
                                                      -----------      -----------
Deferred Credits
  Deferred income taxes                                   95,182           90,980
  Deferred investment tax credits                          9,497            9,845
  Deferred revenue                                        19,046           21,009
  Derivatives                                              9,209               --
  Manufactured gas plant remediation                      53,840           45,219
  Other                                                   15,969           13,887
                                                      -----------      -----------
Total deferred credits                                   202,743          180,940
                                                      -----------      -----------
Commitments and Contingent Liabilities (Note 12)

Total Capitalization and Liabilities                  $1,192,192       $1,082,311
                                                     ============      ===========

The accompanying notes are an integral part of these statements.

Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report

Consolidated Statements of Capitalization
(Thousands)

   September 30,                                                     2001        2000
--------------------------------------------------               ----------    ---------
   Common Stock Equity
    Common stock, $2.50 par value, authorized
      50,000,000 shares; issued shares 2001 -
      18,610,586; 2000 - 18,499,464                              $   46,526    $ 46,249

    Premium on common stock                                         227,532     223,256

    Accumulated other comprehensive income, net of tax                9,626      13,514

    Treasury stock at cost and other; shares 2001 -
    834,763; 2000 - 905,733                                         (29,623)    (31,814)

    Retained earnings                                                98,008      76,923
                                                                 ----------    ---------
   Total common stock equity                                        352,069     328,128
                                                                 ----------    ---------
   Redeemable Preferred Stock

   New Jersey Natural Gas Company

    $100 par value, cumulative; authorized shares

    2001 - 312,977; 2000 - 314,000; outstanding shares

    5.65%  series - 2001 - 2,977; 2000 - 4,000                          298         400
                                                                 ----------    ---------
   Total redeemable preferred stock                                     298         400
                                                                 ----------    ---------

   Long-Term Debt

   New Jersey Natural Gas Company

    First mortgage bonds                 Maturity date
-----------------------------            --------------
    7.50%  Series V                      December 1, 2002            25,000      25,000

    5.38%  Series W                      August 1, 2023              10,300      10,300

    6.27%  Series X                      November 1, 2008            30,000      30,000

    6.25%  Series Y                      August 1, 2024              10,500      10,500

    8.25%  Series Z                      October 1, 2004             25,000      25,000

 Variable  Series AA                     August 1, 2030              25,000      25,000

 Variable  Series BB                     August 1, 2030              16,000      16,000

    6.88%  Series CC                     October 1, 2010             20,000      20,000

 Variable  Series DD                     September 1, 2027           13,500      13,500

 Variable  Series EE                     January 1, 2028              9,545       9,545

 Variable  Series FF                     January 1, 2028             15,000      15,000

 Variable  Series GG                     April 1, 2033               18,000      18,000


 Revolving credit agreements,
  at variable rates                      January 5, 2004             50,000          --

    Capital lease obligation             June 1, 2021                30,054      30,583
                                                                 ----------    ---------
   Total                                                            297,899     248,428
                                                                 ----------    ---------
   New Jersey Resources
     Corporation

    Revolving credit agreements,         October 1, 2002 -
     at floating rates                   January 5, 2004             55,900      43,100
                                                                 ----------    ---------
   Total long-term debt                                             353,799     291,528
                                                                 ----------    ---------
   Total Capitalization                                            $706,166    $620,056
                                                                 ==========    =========

The accompanying notes are an integral part of these statements.


Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report
                                       39

Consolidated Statements of Common Stock Equity
(Thousands)



                                                                             Accumulated
                                                                                   Other
                                        Number of    Common     Premium on  Comprehensive   Treasury Stock    Retained
                                           Shares     Stock   Common Stock         Income        and Other    Earnings
                                        ---------  --------   ------------  --------------  --------------    ----------
   Balance at September 30, 1998           17,811  $ 45,834      $ 218,030           $ 54        $ (16,856)   $ 43,742
   Net income                                                                                                   44,806
   Unrealized loss on equity                                                          (17)
   investments, net
   Common stock issued under
   stock plans                               250        343          3,673                           4,972
   Cash dividends declared                                                                                     (29,990)
   Treasury stock and other                 (320)                                                  (12,422)
                                        ---------  --------   ------------  --------------  --------------    ----------
   Balance at September 30, 1999          17,741     46,177        221,703             37          (24,306)     58,558
   Net income                                                                                                   48,764
   Unrealized gain on equity                                                       13,477
   investments, net
   Common stock issued under
   stock plans                               231         72          1,553                           7,176
   Cash dividends declared                                                                                     (30,399)
   Treasury stock and other                 (378)                                                  (14,684)
                                        ---------  --------   ------------  --------------  --------------    ----------
   Balance at September 30, 2000          17,594     46,249        223,256         13,514          (31,814)     76,923

   Net income                                                                                                   52,316
   Cumulative effect of a change
      in accounting for derivatives, net                                           20,530
   Unrealized loss on equity
     investments, net                                                             (13,219)
   Unrealized loss on derivatives, net                                            (11,199)
   Common stock issued under stock plans      308       277         3,849                           7,472
   Tax benefits from stock plans                                      427
   Cash dividends declared                                                                                     (31,231)
   Treasury stock and other                  (126)                                                 (5,281)
                                        ---------  --------   ------------  --------------  --------------    ----------
  Balance at September 30, 2001            17,776  $ 46,526     $ 227,532       $   9,626       $ (29,623)    $ 98,008
                                        =========  ========   ============  ==============  ==============    ==========


The accompanying notes are an integral part of these statements.

[DELOITTE & TOUCHE LOGO]

Independent Auditors' Report

To the Shareowners and Board of Directors of New Jersey Resources Corporation:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New Jersey Resources Corporation and its subsidiaries (the Company) as of September 30, 2001 and 2000 and the related consolidated statements of income, common stock equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 10 to the consolidated financial statements, on October 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, under which the Company records the the fair value of derivatives held as assets and liabilities.

We have also previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets and consolidated statements of capitalization as of September 30, 1999, 1998, 1997 and 1996, and the related consolidated statements of income, common stock equity and cash flows for each of the years ended September 30, 1998, 1997 and 1996 (none of which are presented herein) and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the Selected Financial Data for each of the six years in the period ended September 30, 2001 for the Company, presented on page 28, is fairly stated in all material respects, in relation to the consolidated financial statements from which it has been derived.

/s/ Deloitte & Touche LLP

Parsippany, New Jersey
October 25, 2001


Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS

New Jersey Resources Corporation (the Company) is an energy services holding company providing retail and wholesale natural gas and related energy services to customers from the Gulf Coast to New England. Its principal subsidiary, New Jersey Natural Gas Company (NJNG), provides regulated natural gas service in central and northern New Jersey and participates in the off-system sales and capacity release markets. Other operating subsidiaries include: NJR Energy Services Company (Energy Services), which provides unregulated fuel and capacity management and wholesale marketing services; NJR Home Services Company (Home Services), which was transferred from NJNG in fiscal 2001 and provides appliance and installation services; NJR Natural Energy Company (Natural Energy), which participated in unregulated retail marketing of natural gas; NJR Energy Corporation (NJR Energy), an investor in energy-related ventures; Commercial Realty and Resources Corp. (CR&R), a commercial real estate developer; NJR Service Corporation (Service Corp.), which provides shared administrative services; and NJR Investment Company, which makes energy-related equity investments.

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

UTILITY PLANT AND DEPRECIATION

Depreciation is computed on a straight-line basis for financial statement purposes, using rates based on the estimated average lives of the various classes of depreciable property. The composite rate of depreciation was 3.37 percent of average depreciable property in 2001, 3.38 percent in 2000 and 3.40 percent in 1999. When depreciable properties are retired, the original cost thereof, plus cost of removal less salvage, is charged to accumulated depreciation.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying amount of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the years ended September 30, 2001, 2000 and 1999, no such circumstances were identified.

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

CAPITALIZED AND DEFERRED INTEREST

The Company's capitalized interest totaled $875,000 in 2001, $1.1 million in 2000 and $735,000 in 1999.

Pursuant to a BPU order, NJNG recovers carrying costs on uncollected balances related to its manufactured gas plant (MGP) remediation expenditures and underrecovered gas costs (See Note 8: Regulatory Issues). Accordingly, Other income included $4.5 million and $500,000 of deferred interest related to remediation expenditures and underrecovered gas costs in 2001 and 1999, respectively. There was no deferred interest in 2000.

EQUITY INVESTMENTS

Equity investments purchased as long-term investments are classified as available for sale and are carried at their estimated fair value with any unrealized gains or losses included in other comprehensive income, a component of stockholders' equity. Joint ventures and investments in which the Company can exercise a significant influence over operations and management are accounted for under the equity method. For investments in which significant influence does not exist, the cost method of accounting is applied.

REGULATORY ASSETS

Regulatory assets at September 30, 2001 and 2000, consisted of the following items:

(Thousands)                        2001     2000
                                -------  --------
Remediation costs (Note 12)     $72,381  $82,352

Derivatives (Note 1)             22,371       --

Postretirement costs (Note 9)     3,762    3,919

Other                               239    1,020
                                -------  --------
Total                           $98,753  $87,291
                                =======  ========

STATEMENTS OF CASH FLOWS

For purposes of reporting cash flows, all temporary investments with maturities of three months or less are considered cash equivalents.


Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report
                                       41

DERIVATIVE ACTIVITIES

Through September 30, 2000, the Company accounted for the results of its derivative activities for hedging purposes utilizing the settlement method. The settlement method provided for recognizing the gains or losses from derivatives when the related physical transaction was completed. Derivatives that were not for hedging purposes were valued at fair value utilizing quoted market prices. Changes in fair value were recorded in net income.

Effective October 1, 2000, the Company adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133), under which the Company records the fair value of derivatives held as assets and liabilities. The changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges are recorded, net of tax, in other comprehensive income, a component of common stock equity. Under SFAS 133, the Company also has certain derivative instruments that do not qualify as cash flow hedges. The change in fair value of these derivatives is recorded in net income. In addition, the changes in the fair value of the ineffective portion of derivatives qualifying for hedge accounting are recorded as an increase or decrease in gas costs or interest expense, as applicable, based on the nature of the derivatives. The derivatives that NJNG utilizes to hedge its gas purchasing activities are recoverable through its LGA. Accordingly, the offset to the change in fair value of these derivatives is recorded as a regulatory asset or liability. The Company has not designated any derivatives as fair value hedges.

The fair value of the derivative investments is determined by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties. In the absence thereof, the Company utilizes mathematical models based on current and historical data (See Note 10: Financial Instruments and Risk Management).

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," which applies to all business combinations initiated after June 30, 2001, and SFAS No. 142, "Goodwill and Other Intangible Assets," which must be adopted by fiscal 2003. The Company does not currently expect these standards to have any impact on its financial condition or results of operations.

In June 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which must be adopted in fiscal 2003. SFAS 143 applies to the legal obligation associated with the retirement of long-lived tangible assets that result from acquisition, construction, development and normal operations. The Company is currently evaluating the effects of SFAS 143 on its financial condition and results of operations.

In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which must be adopted by fiscal 2003. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of and broaden the presentation of discontinued operations to include more disposal transactions. The Company is currently evaluating the effects of SFAS 144 on its financial condition and results of operations.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year reporting.

USE OF ESTIMATES

The consolidated financial statements of the Company include estimates and assumptions of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results in the future may differ from such estimates.

2. DISCONTINUED OPERATIONS

In May 1995, the Company adopted a plan to exit the oil and natural gas production business and pursue the sale of the reserves and related assets of NJR Energy and its subsidiary, New Jersey Natural Resources Company. The Company accounted for this segment as a discontinued operation. In 1995, based on estimates of the anticipated loss from operations until the assets were sold, the estimated loss on the sale of the remaining reserves, as well as other costs related to the closing of its offices, the Company recorded an after-tax charge of $8.7 million, or $.49 per share. Based upon actual proceeds received from the sale of the assets and costs incurred, net of insurance recoveries received in January 2000, the Company closed out its reserve balance and reported income from discontinued operations of $828,000, or $.05 per share, in the quarter ended March 31, 2000.

3. COMMON STOCK

At September 30, 2001, there were 1,117,997 shares reserved for issuance under the Company's Automatic Dividend Reinvestment, Employee Stock Ownership and Retirement Savings plans.

A total of 1.5 million shares are reserved for issuance to employees under the Long-Term Incentive Compensation Plan (Plan) at the discretion of the board of directors. Under the Plan, the Company can issue stock options, performance units, dividend equivalent rights and service awards. At September 30, 2001, there were 265,208 shares remaining for issuance or grant under the Plan.

The Company issued 19,300, 13,964 and 9,600 performance units in 2001, 2000 and 1999, respectively. The performance units vest over a 3-year period and are subject to the Company achieving certain performance targets. The annual expense associated with these issuances was $625,000, $668,000 and $343,000 in 2001, 2000 and 1999, respectively.

All options granted under the Plan have been non-qualified stock options. They give the holder a right to purchase the Company's common stock at prices no less than the closing price on the date of the grant. Generally, no option can be exercised before one year or more than ten years from the date of each grant.



Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report
                                       42

A total of 275,000 shares are reserved for issuance to outside directors under the Restricted Stock and Stock Option Program for Outside Directors and the Supplemental Stock Option Program. In January 2001, the board of directors expanded the number of shares in these programs from 175,000 to 275,000. Under these programs, each director receives an award of 200 shares of restricted stock that vests over four years and is granted 5,000 options upon joining the board, and receives an annual grant of 1,500 options. In 2001, no shares were either issued or forfeited. At September 30, 2001, there were 100,400 shares remaining for issuance or grant under these programs. All options granted under these programs allow for purchase of common stock at prices equal to the closing price on the date of grant, and no option can be exercised before one year or more than ten years from the date of each grant.

As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), the Company continues to apply Accounting Principles Board Opinion No. 25 and its related interpretations in accounting for its stock-based plans and provides the pro forma disclosures required by SFAS 123. No compensation expense has been recognized for its stock-based plans except for performance-based awards. If compensation expense had been determined based on the fair value of stock options at the date of grant consistent with the methodology of SFAS 123, the Company's net income would have been reduced by approximately $358,000 ($.02 per share - Basic and Diluted) in 2001; $331,000 ($.02 per share - Basic and Diluted) in 2000; and $151,000 ($.01 per share - Basic and Diluted) in 1999.

The following table summarizes the stock option activity for the past three years:

                                              Weighted
                                               Average
                           Shares       Exercise Price
                       -----------      ---------------
Outstanding at
  September 30, 1998      380,401               $28.51
                        ----------             --------
Granted                   327,537               $37.02

Exercised                 (17,864)              $26.26

Forfeited                  (3,499)              $29.40
                        ----------             --------
Outstanding at
  September 30, 1999      686,575               $32.62
                        ==========             ========
Granted                   146,180               $39.03

Exercised                 (16,550)              $28.39

Forfeited                 (17,088)              $35.62
                        ----------             --------
Outstanding at
  September 30, 2000      799,117               $33.82
                        ==========             ========
Granted                   427,356               $41.02

Exercised                (117,633)              $30.77

Forfeited                  (1,378)              $39.66
                        ----------             --------
Outstanding at
  September 30, 2001    1,107,462               $36.90
                        ==========             ========
Exercisable at
  September 30, 2001      417,694               $32.07
                        ==========             ========


The following table summarizes stock options outstanding and exercisable at September 30, 2001:

(Shares in Thousands)               Outstanding                   Exercisable
---------------------  ------------------------------------   ------------------
                                                   Average               Average
Exercise                        Average           Exercise              Exercise
Price Range          Options    Life (a)             Price    Options      Price
-------------       --------    --------          ---------   -------   --------
$22.00-$26.40         58,285        2.8             $23.67     58,285     $23.67
$26.41-$30.80        115,608        4.4             $28.02    115,608     $28.02
$30.81-$35.20         61,822        1.6             $32.34     59,822     $32.28
$35.21-$39.60        413,638        7.6             $37.43    170,096     $36.98
$39.61-$44.00        458,109        9.1             $40.96     13,883     $40.17
-------------       --------    --------          ---------   -------   --------
Total              1,107,462        7.3            $36.904     17,694     $32.07
=============      =========    ========          =========   =======   ========

(a)  Average contractual life remaining in years.


The following table summarizes the assumptions used in the Black-Scholes option pricing model and the resulting weighted average fair value of the stock options for the past three years:

                                       2001            2000             1999
                                     -------         -------          ------
Dividend yield                         4.0%            4.2%             4.2%
Volatility                           18.82%          19.04%           19.31%
Expected life (years)                  8.0             8.2              8.5
Weighted average fair value          $3.03           $2.89            $2.60
                                     =======         =======          =======


The Company has adopted SFAS No. 128, "Earnings Per Share," which establishes standards for computing and presenting basic and diluted earnings per share
(EPS). The incremental shares required for inclusion in the denominator for the diluted EPS calculation were 125,466, 124,044 and 132,061 in 2001, 2000 and 1999, respectively. These shares relate to stock options and restricted stock and were calculated using the treasury stock method. The numerator for each applicable basic and diluted calculation was income from continuing operations and net income.

In 1996, the board of directors authorized the repurchase of up to 1 million of the Company's common shares. In 1999, the plan was expanded to 1.5 million shares. As of September 30, 2001, the Company has repurchased 1,346,570 shares of its common stock at a cost of $48.8 million.


Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report
                                       43

4. SHAREHOLDER RIGHTS PLAN

In July 1996, the board of directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on or after August 15, 1996. Each right entitles its holder to purchase 1/1000 of one share of the Series A Stock, as defined below, at an exercise price of $55.

The shareholder rights plan provides that, after a person or group acquires 10 percent or more of the Company's common stock, each of the rights, except for those held by the 10 percent holder (which become void once the holder reaches the 10 percent threshold) becomes the right to acquire shares of the Company's common stock having a market value equal to twice the exercise price. If a person or group acquires at least 10 percent, but less than 50 percent, the board of directors may exchange each right for one share of the Company's common stock. The rights may be redeemed for $.01 per right at any time prior to the first public announcement or communication to the Company that a person or group has crossed the 10 percent threshold.

The Company has 400,000 shares of authorized and unissued $100 par value preferred stock. The Company has created and reserved for issuance 50,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Stock) in connection with the adoption of the shareholder rights plan.

5. LONG-TERM DEBT, DIVIDENDS AND RETAINED EARNINGS RESTRICTIONS

Annual redemption requirements for the next five years are as follows: 2002, $529,000; 2003, $25.6 million; 2004, $56.5 million; 2005, $25.6 million; and
2006, $588,000.

NJNG's mortgage secures its First Mortgage Bonds and represents a lien on substantially all of its property, including gas supply contracts. Certain indentures supplemental to the mortgage include restrictions as to cash dividends and other distributions on NJNG's common stock, which restrictions apply so long as certain series of First Mortgage Bonds are outstanding. Under the most restrictive provision, approximately $98.2 million of NJNG's retained earnings was available for such purposes at September 30, 2001.

NJNG has entered into loan agreements with the New Jersey Economic Development Authority (EDA) in which the EDA issues bonds to the public. To secure its loans from the EDA, NJNG issues First Mortgage Bonds with interest rates and maturity dates identical to the EDA Bonds. In April 1998, the EDA loaned NJNG the proceeds from its $18 million Natural Gas Facilities Revenue Bonds, Series 1998C (1998 Bonds). The 1998 Bonds mature on April 1, 2033. The proceeds from the 1998 Bonds were deposited into a project construction fund. NJNG may obtain such funds in reimbursement of its qualified expenditures relating to the project upon delivering an equivalent amount of its Adjustable Rate Series GG First Mortgage Bonds (Series GG Bonds) to the indenture trustee. NJNG drew down $4 million and $4.5 million from the construction fund and issued like amounts of its Series GG Bonds in 2001 and 2000, respectively.

At September 30, 2001 and 2000, NJNG had total variable-rate debt outstanding of $147 million and $97 million, respectively, of which $56 million has been hedged through 2003 by the purchase of a 6.5 percent interest-rate cap. At September 30, 2001 and 2000, the weighted average interest rate on NJNG's variable-rate debt was 2.5 percent and 4.4 percent, respectively.

In December 1995, the BPU approved NJNG's petition to enter into a master lease agreement for its headquarters building for a 25.5-year term with two 5-year renewal options. The present value of the agreement's minimum lease payments is reflected as both a capital lease asset and a capital lease obligation, which are included in Utility Plant and Long-Term Debt, respectively, on the Consolidated Balance Sheets. In accordance with its ratemaking treatment, NJNG records rent expense as if the lease was an operating lease. Minimum annual lease payments are $2.6 million in 2002 through 2004, $2.7 million in 2005 and $2.9 million in 2006, with $49.9 million over the remaining term of the lease. Approximately 23 percent of the building, representing approximately $600,000 of lease payments in 2001, is presently subleased to other tenants.

In January 2001, the Company closed on a $285-million revolving credit agreement with several banks. The Company facility consists of $135 million with a 3-year term, and the NJNG facility consists of $50 million with a 364-day term and $100 million with a 3-year term. The Company also has a $20-million facility that will expire on December 31, 2001. The Company facilities are used to finance unregulated operations. The NJNG facility is used to support its commercial paper borrowings. Consistent with management's intent to maintain its commercial paper borrowings on a long-term basis and as supported by its long-term revolving credit facility, at September 30, 2001, the Company included $50 million of commercial paper borrowings as Long-term debt on the Consolidated Balance Sheet. At September 30, 2001 and 2000, the Company had variable-rate debt outstanding of $55.9 million and $43.1 million, with a weighted average interest rate of 3.9 percent and 7.3 percent, respectively.


Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report
                                       44

6. SHORT-TERM DEBT AND CREDIT FACILITIES

Committed credit facilities of NJNG support the issuance of commercial paper and provide for bank loans at negotiable rates at or below the prime rate. These credit facilities total $150 million and require commitment fees on the unused amounts. A comparison of pertinent data follows:


(Thousands)                           2001          2000              1999
                                  --------      --------          ---------
Bank credit facilities            $150,000      $100,000           $80,000

Maximum amount outstanding        $154,200      $111,000          $106,000

Average daily amount outstanding

  Notes payable to banks              $900        $2,400            $4,200

  Commercial paper                 $90,400       $50,400           $53,500

Weighted average interest rate

  Notes payable to banks              5.90%         6.56%             5.40%

  Commercial paper                    4.79%         6.04%             5.15%

Amount outstanding at year end

      Notes payable to banks         $1,000           --                --

  Commercial paper                 $134,800      $43,300           $61,700

Interest rate at year end

      Notes payable to banks           3.94%          --                --

  Commercial paper                     3.27%        6.57%             5.34%
                                   =========     =========         =========

Consistent with management's intent to maintain its commercial paper borrowings on a long-term basis, and as supported by its long-term revolving credit facility, at September 30, 2001, the Company included $50 million of commercial paper borrowings as Long-term debt on the Consolidated Balance Sheet.

7. INCOME TAXES

The Company's federal income tax returns through 1997 have either been examined by the Internal Revenue Service or the related statute of limitations has expired, and all matters have been settled.

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35 percent to pre-tax income for the following reasons:

(Thousands)                       2001            2000             1999
                               --------        --------        ---------
Statutory income
  tax expense                  $29,497         $26,989          $25,115

Change resulting from
  State income taxes             5,052           4,797            4,445

  Depreciation and
  cost of removal               (1,728)         (1,799)          (1,478)

  Investment tax credits          (348)           (448)            (335)

  Other                           (512)           (392)            (912)
                               --------        --------        ---------
Income tax provision           $31,961         $29,147          $26,835
                               ========        ========        =========

The Income tax provision was composed of the following:

(Thousands)                       2001           2000              1999
                              ---------      ---------          --------
Current

  Federal                      $13,694       $  6,512           $28,854
  State                         10,838          4,976             9,385

Deferred

  Federal                       10,844         15,703            (8,522)
  State                         (3,067)         2,404            (2,547)

Investment tax credits            (348)          (448)             (335)
                              ---------      ---------          --------
Income tax provision           $31,961        $29,147           $26,835
                              =========      =========          ========
Charged to:
  Income tax provision         $32,891        $29,147           $26,835

  Cumulative effect of
    a change in accounting        (930)            --                --
                              ---------      ---------          --------
Total provision                $31,961        $29,147           $26,835
                              =========      =========          ========

The tax effects of significant temporary differences comprising the Company's net deferred income tax liability at September 30, 2001 and 2000, were as follows:

(Thousands)                                    2001                  2000
                                            ---------            ----------
Current

  Deferred gas costs                         $5,362               $ 4,338

  Weather normalization clause                2,203                 3,273

  Other                                      (2,225)               (3,484)
                                            ---------            ----------
Current deferred tax liability, net          $5,340               $ 4,127
                                            =========            ==========
Non-current

  Property-related items                    $78,357               $74,166

  Customer contributions                     (4,336)               (4,418)

  Capitalized overhead and interest          (3,481)               (2,356)

  Deferred gas costs                         11,542                    93

  Unamortized investment tax credits         (3,254)               (3,602)

  Remediation costs                          13,473                12,647

  Weather normalization clause and other      2,881                14,450
                                            ---------            ----------
Non-current deferred tax liability, net     $95,182               $90,980
                                            =========            ==========

8. REGULATORY ISSUES

In July 2000, NJNG amended a September 1999 LGA filing in response to a significant increase in the wholesale cost of gas. The amended filing requested an approximate 16 percent increase in rates for firm sales customers through an increase in the Gas Cost Recovery (GCR) and Remediation Adjustment (RA) factors to be slightly offset by a decrease in the Prior Gas Cost Adjustment (PGCA) and Transportation Education and Implementation (TEI) factors. The filing proposed the Demand Side Management (DSM) and Weather Normalization Clause (WNC) factors remain the same. The rates for transportation customers would remain relatively stable as a result of the changes requested in the filing. The filing also requested that the monthly and annual limits of a Flexible Pricing Mechanism
(FPM), which allows NJNG to make additional pricing adjustments on a monthly basis to reflect market changes, be expanded. In November 2000, the BPU approved a 16 percent increase to the GCR and


Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report
                                       45
subsequently authorized monthly FPM increases of approximately 2 percent for December 2000 through July 2001. The BPU decision also provided for the recovery of underrecovered gas costs, which will be accumulated as of October 31, 2001, over a 3-year period, including carrying costs on the principal balance.

In February 1999, the Electric Discount and Energy Competition Act (Act), which provides the framework for the restructuring of New Jersey's energy market, became law. In March 2001, the BPU issued a written order that approved a stipulation agreement among various parties to fully open NJNG's residential markets to competition, restructure its rates to segregate its Basic Gas Supply Service (BGSS) and Delivery (i.e., transportation) service prices as required by the Act, and expand an incentive for residential and small commercial customers to switch to transportation service.

The Act allows continuation of each utility's role as a gas supplier at least until December 31, 2002. The BPU must determine the ongoing role of each utility in providing BGSS by January 1, 2002. In June 2001, the BPU initiated a proceeding regarding the provision of BGSS.

In December 2000, the BPU issued a written order resolving a customer account service proceeding and approving the transfer of NJNG's existing appliance service business to Home Services, a newly formed unregulated subsidiary of the Company. The order also continues NJNG's current third-party billing policies and delays until January 2003, absent a significant breakthrough in metering technology, any further decision on meter reading and other potentially competitive services.

In March 2000, the BPU issued interim Affiliate Relations, Fair Competition and Accounting Standards and Related Reporting Requirements. As required, NJNG filed a compliance plan related to these standards. The audit division of the BPU and a consulting firm are currently finalizing an audit of the Company's compliance with the standards.

9. EMPLOYEE BENEFIT PLANS
     Pension Plans

The Company has two trusteed, non-contributory defined benefit retirement plans covering regular represented and non-represented employees with more than one year of service. All represented employees of Home Services hired on or after October 1, 2000, are not covered by the defined benefit pension plan but by an enhancement in the defined contribution plan.

Plan benefits are based on years of service and average compensation during the highest 60 consecutive months of employment. The Company makes annual contributions to the plans consistent with the funding requirements of federal laws and regulations.

The Company maintains an unfunded non-qualified pension equalization plan that was established to provide employees with the full level of benefits as stated in the qualified plan document without reductions due to various limitations imposed by the provisions of Federal income tax laws and regulations.

The components of the net pension cost were as follows:

(Thousands)                           2001        2000          1999
                                    --------    --------    ----------
Service cost                        $1,622      $1,728      $ 2,028

Interest cost                        4,365       4,101        3,816

Expected return on plan assets      (5,996)     (5,542)      (5,044)

Amortization of prior service cost      87          87           87

Recognized actuarial (gain) loss      (356)        (68)          28

Recognized net initial obligation     (306)       (306)        (306)

Recognized acturial loss due to
  special termination                  574          --           --
                                    --------    --------    ----------
Net periodic pension cost           $  (10)       $ --        $ 609
                                    ========    ========    ==========

Plan assets consist primarily of corporate equities and obligations, United States Government obligations and cash equivalents. A reconciliation of the funded status of the plans to the amounts recognized in the Consolidated Balance Sheets is presented below:

(Thousands)                                  2001                2000
                                          ---------          -----------
Change in benefit obligation

Benefit obligation at beginning of year   $55,483             $57,195

Service cost                                1,622               1,728

Interest cost                               4,365               4,101

Plan participants' contributions               62                  73

Actuarial loss (gain)                       6,410              (4,567)

Special termination benefit                   574                  --

Benefits paid                              (3,109)             (3,047)
                                          ---------          -----------
Benefit obligation at end of year         $65,407             $55,483
                                          =========          ===========
Change in plan assets

Fair value of plan assets at
  beginning of year                       $68,382             $64,614

Actual return on plan assets              (13,505)              6,742

Plan participants' contributions               62                  73

Benefits paid                              (3,109)             (3,047)
                                          ---------          -----------
Fair value of plan assets at
   end of year                            $51,830             $68,382
                                          =========          ===========

Funded status                            $(13,577)            $12,899

Unrecognized net loss (gain)               10,490             (15,776)

Unrecognized prior service cost               576                 663

Unrecognized net initial obligation          (831)             (1,138)
                                          ---------          -----------
Net amount recognized                     $(3,342)           $ (3,352)
                                          =========          ===========

The weighted average assumptions are as follows:

                                            2001                  2000
                                          --------              --------
Discount rate                               7.50%                 8.00%

Expected asset return                       9.50%                 9.50%

Compensation increase                       4.00%                 3.50%
                                          =========             =========



Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report
                                       46

OTHER POSTRETIREMENT BENEFITS

The Company also provides postretirement medical and life insurance benefits to employees who meet the eligibility requirements. The Company's transition obligation associated with these benefits of $8.6 million is being amortized over 20 years.

Effective October 1, 1998, the BPU approved the recovery of $4.9 million of deferred costs, which is included in Regulatory assets on the Consolidated Balance Sheets, over 15 years.

The components of the net postretirement benefit cost are as follows:

(Thousands)                              2001            2000              1999
                                     ---------       ---------        ----------
Service cost                         $    615         $   670          $    743

Interest cost                           1,519           1,389             1,219

Expected return on plan assets           (555)           (413)             (222)

Amortization of

   Transition obligation                  372             430               430

   Prior service cost                      84             124               124

   Loss                                    65              45               181

Special termination benefit               168              --                --
                                     ---------       ---------        ----------
Total net periodic benefit cost        $2,268          $2,245            $2,475
                                     =========       =========        ==========


A reconciliation of the accumulated postretirement benefit obligation (APBO) to the amounts recognized on the Consolidated Balance Sheets at September 30, 2001 and 2000, is presented below:

(Thousands)                                         2001                  2000
                                                 ---------             ---------
Change in benefit obligation

Benefit obligation at beginning of year          $20,075               $19,006

Service cost                                         615                   670

Interest cost                                      1,519                 1,389

Plan amendments                                   (1,427)                   --

Actuarial loss (gain)                              3,534                  (247)

Benefits paid                                       (828)                 (743)

Special termination benefit                          168                    --
                                                 ---------             ---------
Benefit obligation at end of year                $23,656               $20,075
                                                 =========             =========

Change in plan assets

Fair value of plan assets at
  beginning of year                               $5,535                $3,919

Actual return on plan assets                      (1,116)                  428

Employer contributions                             1,867                 1,188

Benefits paid                                       (828)                   --
                                                 ---------             ---------
Fair value of plan assets at end of year          $5,458                $5,535
                                                 =========             =========


Funded status                                   $(18,198)             $(14,540)

Unrecognized transition obligation                 4,312                 5,590

Unrecognized prior service cost                      760                 1,361

Unrecognized net loss                              7,601                 2,464
                                                 ---------             ---------
Net amount recognized                           $ (5,525)           $   (5,125)
                                                 =========             =========


The weighted average assumptions are as follows:

(Thousands)                                       2001                    2000
                                                ---------               -------
Discount rate                                     7.50%                   8.00%
Expected asset return                             9.00%                   9.00%
Compensation increase                             4.00%                   3.50%

Effect of a 1-percentage point increase in the health care cost trend rate on:

(Thousands)                                          2001                 2000
                                                   -------              -------
Year end benefit obligation                        $3,406               $3,349

Total of service and interest cost components        $444                 $427

Effect of a 1-percentage point decrease in the health care cost trend rate on:

(Thousands)                                          2001                2000
                                                  --------             --------
Year end benefit obligation                      $(2,720)               $(2,674)

Total of service and interest cost components      $(347)                 $(333)


The assumed health care cost trend rate used in measuring the APBO as of September 30, 2001, was 10 percent, gradually declining to 5 percent in 2006, and then remaining constant thereafter.

Defined Contribution Plan

The Company offers an Employees' Retirement Savings Plan to eligible employees. The Company contributes an amount equal to 50 percent for non-represented participants. Represented employees of NJNG receive a 50-percent match, and represented employees of Home Services receive a 40-percent match, on contributions up to 6 percent of base compensation.

For represented Home Services' employees who are not eligible for participation in the defined benefit plan, the Company will contribute from 2 to 3 percent of base compensation, based upon service, into the savings plan on their behalf.

The amount expensed for the matching provision of the savings plan was $719,000, $678,000 and $646,000 in 2001, 2000 and 1999, respectively.



Celebrating a Half Century of Dedicated Service

                             NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report
                                       47

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company and its subsidiaries are subject to market risk due to fluctuations in the price of natural gas. To hedge against such fluctuations, the Company and its subsidiaries enter into futures contracts, option agreements and over-the-counter swap agreements. NJNG's recovery of gas costs is protected by the LGA, but to hedge against price fluctuations, NJNG utilizes futures, options and swaps through its corporate financial risk management program. Energy Services hedges purchases and sales of storage gas and transactions with wholesale customers. NJR Energy has hedged a long-term fixed-price contract to sell natural gas.

The following is a summary of commodity derivatives as of September 30, 2001:

                                               Amount included
                   Volume       Price per       in Derivatives
                   in Bcf         Mmbtu           (Thousands)
                   ------         -----           -----------
NJNG

    Futures          8.0     $2.23 - $ 5.82        $(16,926)
    Swaps           20.8                             $8,907
    Options          2.1     $4.00 - $10.00        $(12,959)

Energy Services

    Futures          4.7     $2.23 - $ 5.82        $  5,196
    Swaps           70.9                           $  9,836
    Options          0.6     $2.25 - $ 3.00        $    325

NJR Energy

    Swaps           22.6                           $   (343)


In March 1992, NJR Energy entered into long-term fixed-price contracts to sell natural gas to a gas marketing company. In October 1994, in conjunction with a shift in capital allocation policy, NJR Energy entered into a swap agreement that hedged its risk for sales volumes under the contract, that were in excess of the estimated production from natural gas reserves owned at that time. NJR Energy subsequently sold its natural gas reserves pursuant to a plan to exit the oil and natural gas production business. To hedge its risk for sales volumes under such contract, which would have otherwise been fulfilled by its producing reserve base, NJR Energy entered into a second swap agreement in June 1995. Under the terms of the swap agreements, NJR Energy will pay to the counterparties the identical fixed price it receives from the gas marketing company in exchange for the payment by the counterparties of an index price plus a spread per Mmbtu (i.e., floating price) for the total volumes under the gas sales contract. The swap agreements were effective as of November 1995 and will expire on the same date as the underlying gas sales contract.

To secure the physical gas supply needed to meet the delivery requirements under its gas sales contracts, NJR Energy entered into a long-term purchase contract, effective November 1995, with a second gas marketing company for the identical volumes that it is obligated to sell under the above-mentioned gas sales contract. NJR Energy has agreed to pay the supplier the identical floating price that it is receiving under the swap agreements.

The net result of the above swap agreements and purchase contract is that NJR Energy has hedged both its price and volume risk associated with its long-term fixed-price sales contract. The respective obligations of NJR Energy and the counterparties under the swap agreements are guaranteed, subject to a maximum amount, by the Company and the respective counterparties' parent corporations. In the event of nonperformance by the counterparties and their parent corporations, NJR Energy's financial results would be affected by the difference, if any, between the fixed price it is receiving under the gas sales contract and the floating price that it is paying under the purchase contract. However, the Company does not anticipate nonperformance by the counterparties.

The fair value of cash and temporary investments, accounts receivable, accounts payable, commercial paper and borrowings under revolving credit facilities is estimated to equal their carrying amounts due to the short maturity of those instruments. The estimated fair value of long-term debt is based on quoted market prices for similar issues. The carrying amount of long-term debt was $323.7 million and $260.9 million, with a fair market value of $329.3 million and $257.7 million, at September 30, 2001 and 2000, respectively.

Effective October 1, 2000, the Company adopted SFAS 133 (See Note 1: Summary of Significant Accounting Policies - Derivative Activities).

At October 1, 2000, the effect of adopting of SFAS 133 was as follows:

(Thousands)
-----------
Fair value of derivative assets                                          $56,963
Fair value of derivative liabilities                                     $17,657
Regulatory liability                                                     $ 6,834
Cumulative effect on net income
  from a change in accounting, net of tax                                $(1,347)
Accumulated other comprehensive
  income, net of tax                                                     $20,530


The cumulative effect on net income from a change in accounting resulted from derivatives that do not qualify for hedge accounting.

The amounts included in other comprehensive income that relate to natural gas instruments will reduce or be charged to gas costs as the related transaction occurs. Of the amount recorded to other comprehensive income on the October 1, 2000 transition date, $20.1 million was recorded as a reduction to gas costs in fiscal 2001. The amounts related to interest rate instruments are charged to interest expense as the future transaction occurs. There are no amounts in other comprehensive income related to interest rate instruments.


Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report

In July 2001, the Company entered into a five-year zero-premium collar to hedge changes in the value of 100,000 shares of its investment in Capstone. The collar consists of a purchased put option with a strike price of $9.97 per share and a sold call option with a strike price of $24.16 per share, for 100,000 shares. The Company has entered into this transaction to hedge its anticipated sale of 100,000 shares of Capstone at the settlement date in 2006 and, accordingly, will account for the transaction as a cash flow hedge with subsequent changes in the market value of the collar recorded as Other comprehensive income.

The ineffective portions of derivatives qualifying for hedge accounting were immaterial in 2001.

The cash flow hedges described above cover various periods of time ranging from November 2001 to October 2010.

11. COMPREHENSIVE INCOME

The components of comprehensive income are as follows:

(Thousands)                                       2001         2000        1999
-----------                                       ----         ----        ----
Net income                                     $52,316      $48,764     $44,806
                                               -------      -------     -------
Other comprehensive income:
Change in fair value of equity
   investments, net                            (13,219)      13,477         (17)
Change in fair value of derivatives, net       (11,199)         --           --
Cumulative effect of a change in
   accounting for derivatives, net              20,530          --           --
                                               -------      -------     -------
Total Other comprehensive income                (3,888)      13,477         (17)
                                               =======      =======     =======
Comprehensive income                           $48,428      $62,241     $44,789
                                               =======      =======     =======


12. COMMITMENTS AND CONTINGENT LIABILITIES

NJNG has entered into long-term contracts, expiring at various dates through 2014, for the supply, storage and delivery of natural gas. These contracts include fixed charges of approximately $89 million per year, which are recovered through the LGA.

Capital expenditures are estimated at $52 million in both fiscal 2002 and 2003 and consist primarily of NJNG's construction program to support its customer growth and maintain its distribution system.

NJNG has been sharing the cost of environmental investigations and remedial actions at 10 former MGP sites with the former owner. In September 2000, a revised agreement was executed whereby NJNG is responsible for two of the sites, while the former owner is responsible for the remaining eight sites. Also in September 2000, NJNG purchased a 20-year cost containment insurance policy for these two sites. NJNG continues to participate in the investigation and remedial action for one MGP site that was not originally shared. Through the RA approved by the BPU, NJNG is recovering expenditures incurred through June 30, 1998, over a 7-year period. Costs incurred subsequent to June 30, 1998, including carrying costs on the deferred expenditures, will be reviewed annually and recovered over rolling 7-year periods, subject to BPU approval. In September 1999, NJNG filed for recovery of expenditures incurred through June 30, 1999, and a BPU decision is anticipated by December 31, 2001. With the assistance of an outside consulting firm, NJNG updated an environmental review of the sites, including a review of its potential liability for investigation and remedial action. On the basis of such review, NJNG estimates that, exclusive of any insurance recoveries, total future expenditures to remediate and monitor known MGP sites will range from $53.8 million to $72.5 million. NJNG's estimate of these liabilities are based upon currently available facts, existing technology and presently enacted laws and regulations. Where available information is sufficient to estimate the amount of the liability, it is NJNG's policy to accrue the full amount of such estimate. Where the information is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, it is NJNG's policy to accrue the lower end of the range. Accordingly, NJNG has recorded an accrued liability, included in other deferred credits, and a corresponding Regulatory asset of $53.8 million, on the Consolidated Balance Sheets. The actual costs to be incurred by NJNG are dependent upon several factors, including final determination of remedial action, changing technologies and governmental regulations, the ultimate ability of other responsible parties to pay and any insurance recoveries. NJNG will continue to seek recovery of such costs through the RA.

The Company is a party to various claims, legal actions, complaints and investigations arising in the ordinary course of business. In management's opinion, the ultimate disposition of these matters will not have a material adverse effect on either the Company's financial condition or results of operations.


Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report

13. BUSINESS SEGMENT DATA

Information related to the Company's various business segments, excluding capital expenditures, which are presented in the Consolidated Statements of Cash Flows, is detailed below.

The Natural Gas Distribution segment consists of regulated energy and off-system and capacity management operations. The Energy Services segment consists of unregulated fuel and capacity management operations. The Retail and Other segment consists of appliance service, commercial real estate development, retail marketing, investment and other corporate activities.

(Thousands)                                 2001              2000         1999
-----------                                 ----              ----         ----
Operating Revenues
  Natural Gas Distribution            $1,009,477      $    736,911     $634,564
  Energy Services                      1,022,734           413,348      254,395
  Retail and Other                        21,474            26,638       49,368
                                      ----------      ------------     --------
Total before eliminations              2,053,685         1,176,897      938,327
   Intersegment revenues                  (5,277)          (12,348)     (34,059)
                                      ----------      ------------     --------
Total                                 $2,048,408      $  1,164,549     $904,268
                                      ==========      ============     ========
Depreciation and Amortization
  Natural Gas Distribution            $   31,676      $     30,424     $ 28,929
  Energy Services                            250               154           78
  Retail and Other                           604               419          448
                                      ==========      ============     ========
Total                                 $   32,530      $     30,997     $ 29,455
                                      ==========      ============     ========
Operating Income
  Natural Gas Distribution            $   89,248      $     87,241     $ 81,199
  Energy Services                          5,638             2,996        4,269
  Retail and Other                         4,927             3,675        2,469
                                      ==========      ============     ========
Total                                 $   99,813      $     93,912     $ 87,937
                                      ==========      ============     ========


The Company's assets for the various business segments are detailed below:

(Thousands)                                                 2001           2000
-----------                                                 ----           ----
Assets at Year End
  Natural Gas Distribution                            $1,065,748      $  953,282
  Energy Services                                         78,042          60,152
  Retail and Other                                        48,402          68,877
                                                      ----------      ----------
Total                                                 $1,192,192      $1,082,311
                                                      ==========      ==========


14. SELECTED QUARTERLY DATA (UNAUDITED)

A summary of financial data for each fiscal quarter of 2001 and 2000 follows. Due to the seasonal nature of the Company's natural gas business, quarterly amounts vary significantly during the year. In the opinion of management, the information furnished reflects all adjustments necessary for a fair presentation of the results of the interim periods.

(Thousands, except              First        Second         Third        Fourth
per share data)               Quarter       Quarter       Quarter       Quarter
---------------               -------       -------       -------       -------
2001
Operating revenues           $667,487      $890,035      $260,644      $230,242
Operating income             $ 36,265      $ 55,814      $  8,785      $ (1,051)
Income before
 accounting change           $ 19,056      $ 33,030      $  4,312      $ (2,735)
Income from
 continuing operations       $ 17,709      $ 33,030      $  4,312      $ (2,735)
Net income                   $ 17,709      $ 33,030      $  4,312      $ (2,735)
Earnings per share
 before accounting
 change
   Basic                     $   1.08      $   1.86      $    .24      $   (.15)
   Diluted                   $   1.07      $   1.85      $    .24      $   (.15)
Earnings per share
 from continuing
 operations
   Basic                     $   1.00      $   1.86      $    .24      $   (.15)
   Diluted                   $   1.00      $   1.85      $    .24      $   (.15)
Earnings per share
   Basic                     $   1.00      $   1.86      $    .24      $   (.15)
   Diluted                   $   1.00      $   1.85      $    .24      $   (.15)
                             ========      ========      ========      ========
2000
Operating revenues           $263,438      $368,988      $247,949      $284,174
Operating income             $ 30,825      $ 55,485      $  8,942      $ (1,340)
Income from
 continuing operations       $ 16,171      $ 31,841      $  3,116      $ (3,192)
Net income                   $ 16,171      $ 32,669      $  3,116      $ (3,192)
Earnings per share
 from continuing
 operations
   Basic                     $    .91      $   1.80      $    .18      $   (.18)
   Diluted                   $    .90      $   1.79      $    .18      $   (.18)
Earnings per share
   Basic                     $    .91      $   1.85      $    .18      $   (.18)
   Diluted                   $    .90      $   1.84      $    .18      $   (.18)
                             ========      ========      ========      ========


Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report

DIRECTORS AND OFFICERS
New Jersey Resources Corporation

DIRECTORS

Nina Aversano, 56 (A,E)
Executive Vice President
Apogee Networks (1998)

Lawrence R. Codey, 57 (A,D)
President &
Chief Operating Officer (retired)
Public Service Electric & Gas Company (2000)

Leonard S. Coleman, 52 (B,C,D)
Senior Advisor
The National League of
Professional Baseball Players (1995)

Laurence M. Downes, 44 (C)
Chairman of the Board &
Chief Executive Officer
New Jersey Resources Corporation (1985)

Joe B. Foster, 67 (B,C,E)
Non-Executive Chairman
Newfield Exploration Company (1994)

Hazel S. Gluck, 67 (B,C,D)
President
The GluckShaw Group (1995)

James T. Hackett, 47 (A,D)
Chairman, President &
Chief Executive Officer
Ocean Energy, Inc. (1999)

Lester D. Johnson, 69 (A,C,D)
Vice Chairman &
Chief Financial Officer (retired)
Consolidated Natural Gas Company (1996)

Dorothy K. Light, 64 (B,E)
Chairman & Chief Executive Officer
Alden Enterprises, LLC (1990)

William H. Turner, 61 (A,D)
Chairman
PNC Bank, N.A. New Jersey Region (2000)

Gary W. Wolf, 63 (A,B,C,E)
Senior Partner
Cahill, Gordon & Reindel (1996)

George R. Zoffinger, 53 (B,E)
President & Chief Executive Officer
Constellation Capital Corporation (1996)

Duncan Thecker, 86
President
Duncan Thecker Associates
Director Emeritus (1982)

OFFICERS

Laurence M. Downes, 44 (C)
Chairman of the Board &
Chief Executive Officer (1985)

Oleta J. Harden, 52
Senior Vice President,
General Counsel & Corporate Secretary (1984)

Glenn C. Lockwood, 40
Senior Vice President &
Chief Financial Officer (1988)

(A) Member of Audit Committee

(B) Member of Corporate Governance Committee

(C) Member of Executive Committee

(D) Member of Financial Policy Committee

(E) Member of Management Development & Compensation Committee

Date represents year of affiliation with an NJR Company.


Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report

DIRECTORS AND OFFICERS
New Jersey Resources Corporation Subsidiaries


NEW JERSEY NATURAL
GAS COMPANY


Directors

Laurence M. Downes, 44 (1985)
Hazel S. Gluck, 67 (1995)
Lester D. Johnson, 69 (1996)
Gary W. Wolf, 63 (1996)
George R. Zoffinger, 53 (1996)


Officers

Laurence M. Downes, 44
Chairman of the Board &
Chief Executive Officer (1985)

Gary A. Edinger, 51
Senior Vice President
Energy Delivery (1972)

Oleta J. Harden, 52
Senior Vice President &
Corporate Secretary (1984)

Timothy C. Hearne Jr., 45
Senior Vice President &
Treasurer (1985)

Thomas J. Kononowitz, 59
Senior Vice President
Marketing Services (1963)

Kevin A. Moss, 51
Senior Vice President
Regulatory Affairs (1990)

Joseph P. Shields, 44
Senior Vice President
Energy Services (1983)

Barbara C. Roma, 55
Vice President
Customer Services (1967)


NJR SERVICE CORPORATION


Laurence M. Downes, 44
President &
Chief Executive Officer (1985)

Oleta J. Harden, 52
Senior Vice President,
General Counsel & Secretary (1984)

Timothy C. Hearne Jr., 45
Senior Vice President & Treasurer (1985)

Glenn C. Lockwood, 40
Senior Vice President &
Chief Financial Officer (1988)

Hugo C. Bottino, 50
Vice President
Human Resources (1981)

Deborah G. Zilai, 48
Vice President
Integrated Business Solutions (1996)


NJR ENERGY SERVICES COMPANY


Laurence M. Downes, 44
President &
Chief Executive Officer (1985)

Glenn C. Lockwood, 40
Vice President &
Chief Financial Officer (1988)

Oleta J. Harden, 52
Secretary (1984)

Joseph P. Shields, 44
Senior Vice President (1983)


NJR HOME SERVICES COMPANY


Wayne K. Tarney, 60
President (1996)

Oleta J. Harden, 52
Secretary (1984)


COMMERCIAL REALTY &
RESOURCES CORP.


John Lishak Jr., 61
President (1981)

Glenn C. Lockwood, 40
Vice President &
Chief Financial Officer (1988)

Oleta J. Harden, 52
Secretary (1984)


Date represents year of affiliation with an NJR Company.


Celebrating a Half Century of Dedicated Service

                          NEW JERSEY RESOURCES CORPORATION

                                                              2001 Annual Report
                                       52