Form 10-K, Exhibit 13
period 2002-09-30
NEW JERSEY RESOURCES CORP
filed 2002-12-20
CIK 356309

                                              FINANCIAL STATEMENTS
                                      TABLE OF CONTENTS

                      CONSOLIDATED FINANCIAL STATISTICS   30
                                   OPERATING STATISTICS   31
                   MANAGEMENT'S DISCUSSION AND ANALYSIS   32
                      CONSOLIDATED STATEMENTS OF INCOME   39
                  CONSOLIDATED STATEMENTS OF CASH FLOWS   40
                            CONSOLIDATED BALANCE SHEETS   41
              CONSOLIDATED STATEMENTS OF CAPITALIZATION   42
         CONSOLIDATED STATEMENTS OF COMMON STOCK EQUITY   43
                           INDEPENDENT AUDITORS' REPORT   43
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS   44


New Jersey Resources Corporation   2002 Annual Report                         29

                                                                      [NJR LOGO]

Consolidated Financial Statistics
(Thousands, except per share data)


Fiscal years ended September 30,                                 2002         2001         2000        1999        1998        1997
------------------------------------------------------------------------------------------------------------------------------------
SELECTED FINANCIAL DATA
Operating Revenues                                         $1,830,754   $2,048,408   $1,164,549   $ 904,268   $ 710,342   $ 696,544
------------------------------------------------------------------------------------------------------------------------------------
Operating Expenses
    Gas purchases                                           1,565,717    1,782,840      919,903     669,835     483,715     465,552
    Operation and maintenance                                  92,022       89,455       84,895      80,970      77,990      79,408
    Depreciation and amortization                              31,844       32,530       30,997      29,455      27,835      25,797
    Energy and other taxes                                     36,792       43,770       34,842      36,071      36,758      43,240
------------------------------------------------------------------------------------------------------------------------------------
Total operating expenses                                    1,726,375    1,948,595    1,070,637     816,331     626,298     613,997
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                                              104,379       99,813       93,912      87,937      84,044      82,547
Other income (loss)                                             4,945        6,446        1,921       3,681       2,034        (771)
Interest charges, net                                          16,556       19,705       18,750      19,977      19,633      20,513
------------------------------------------------------------------------------------------------------------------------------------
Income before Income Taxes                                     92,768       86,554       77,083      71,641      66,445      61,263
Income tax provision                                           35,924       32,891       29,147      26,835      24,688      21,339
------------------------------------------------------------------------------------------------------------------------------------
Income before Accounting Change                                56,844       53,663       47,936      44,806      41,757      39,924
Cumulative effect of a change in accounting, net                 --         (1,347)        --          --          --          --
------------------------------------------------------------------------------------------------------------------------------------
Income from Continuing Operations                              56,844       52,316       47,936      44,806      41,757      39,924
Income from discontinued operations, net                         --           --            828        --          --          --
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                 $   56,844   $   52,316   $   48,764   $  44,806   $  41,757   $  39,924
====================================================================================================================================
Capitalization
    Common stock equity                                    $  361,453   $  352,069   $  328,128   $ 302,169   $ 290,804   $ 278,436
    Redeemable preferred stock                                    295          298          400         520      20,640      20,760
    Long-term debt                                            370,628      353,799      291,528     287,723     326,741     291,407
------------------------------------------------------------------------------------------------------------------------------------
Total Capitalization                                       $  732,376   $  706,166   $  620,056   $ 590,412   $ 638,185   $ 590,603
====================================================================================================================================
Property, Plant and Equipment
    Utility plant                                          $1,053,086   $1,016,911   $  981,601   $ 941,490   $ 895,321   $ 855,375
    Accumulated depreciation                                 (316,758)    (295,074)    (274,964)   (258,666)   (237,150)   (216,302)
    Real estate properties and other                           25,144       26,759       28,016      26,326      25,838      24,024
    Accumulated depreciation                                   (5,075)      (4,647)      (4,069)     (3,706)     (3,535)     (3,282)
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment, Net                         $  756,397   $  743,949   $  730,584   $ 705,444   $ 680,474   $ 659,815
====================================================================================================================================
Capital Expenditures
    Utility plant                                          $   42,314   $   44,176   $   48,826   $  48,196   $  42,847   $  46,193
    Real estate properties and other                              910        4,595        2,067         676       1,830         967
    Equity investments                                           --          2,946          250        --         9,498       7,242
------------------------------------------------------------------------------------------------------------------------------------
Total Capital Expenditures                                 $   43,224   $   51,717   $   51,143   $  48,872   $  54,175   $  54,402
====================================================================================================================================
Total Assets                                               $1,319,304   $1,192,192   $1,082,311   $ 960,012   $ 943,018   $ 879,061
====================================================================================================================================
COMMON STOCK DATA
Earnings per share from continuing operations - Basic      $     2.12   $     1.97   $     1.81   $    1.67   $    1.56   $    1.48
Earnings per share from continuing operations - Diluted    $     2.09   $     1.95   $     1.79   $    1.67   $    1.56   $    1.47
Earnings per share - Basic                                 $     2.12   $     1.97   $     1.84   $    1.67   $    1.56   $    1.48
Earnings per share - Diluted                               $     2.09   $     1.95   $     1.82   $    1.67   $    1.56   $    1.47
Dividends declared per share                               $     1.20   $     1.17   $     1.15   $    1.13   $    1.09   $    1.07
Payout ratio(a)                                                    57%          59%          64%         68%         70%         72%
Market price at year end                                   $    32.90   $    29.47   $    27.09   $   26.67   $   23.75   $   21.59
Dividend yield at year end                                        3.6%         4.0%         4.2%        4.2%        4.6%        5.0%
Price-earnings ratio                                               16           15           15          16          15          15
Book value per share                                       $    13.43   $    13.20   $    12.43   $   11.35   $   10.88   $   10.38
Market-to-book ratio at year end                                  2.5          2.2          2.2         2.3         2.2         2.1
Shares outstanding at year end                                 26,917       26,664       26,391      26,612      26,717      26,820
Average shares outstanding - Basic                             26,860       26,598       26,547      26,778      26,697      27,002
Average shares outstanding - Diluted                           27,168       26,801       26,733      26,976      26,841      27,078
Return on average equity(a) (b)                                  15.3%        15.3%        14.8%       14.5%       14.2%       13.9%
====================================================================================================================================

   (a) Continuing operations

   (b) Excluding accumulated other comprehensive income

All common share and earnings-per-share data have been restated for a 3-for-2 stock split, which became effective in March 2002.


New Jersey Resources Corporation   2002 Annual Report                         30

                                                                      [NJR LOGO]

Operating Statistics

Fiscal years ended September 30,                         2002          2001          2000          1999          1998          1997
------------------------------------------------------------------------------------------------------------------------------------
Operating Revenues (Thousands)
    Residential                                    $  359,022    $  413,174    $  302,736    $  303,884    $  307,994    $  317,500
    Commercial and other                               84,449        90,883        64,623        60,954        60,746        70,315
    Firm transportation                                24,455        31,292        37,101        33,319        19,500        15,586
------------------------------------------------------------------------------------------------------------------------------------
Total residential and commercial                      467,926       535,349       404,460       398,157       388,240       403,401
Interruptible                                          12,608        11,788         7,775         7,558         8,360         7,996
------------------------------------------------------------------------------------------------------------------------------------
Total system                                          480,534       547,137       412,235       405,715       396,600       411,397
Off-system                                            294,007       462,340       324,676       228,849       169,903       141,481
------------------------------------------------------------------------------------------------------------------------------------
Total Operating Revenues(1)                        $  774,541    $1,009,477    $  736,911    $  634,564    $  566,503    $  552,878
====================================================================================================================================
Throughput (Bcf)
    Residential                                          35.8          41.9          35.6          34.2          35.2          37.0
    Commercial and other                                  8.2           9.6           8.0           7.3           7.4           8.7
    Firm transportation                                   7.0           9.3          10.6           9.4           6.6           5.5
------------------------------------------------------------------------------------------------------------------------------------
Total residential and commercial                         51.0          60.8          54.2          50.9          49.2          51.2
Interruptible                                            11.1          11.7           9.6           9.8          10.6           9.7
------------------------------------------------------------------------------------------------------------------------------------
Total system                                             62.1          72.5          63.8          60.7          59.8          60.9
Off-system and capacity management                       96.5          88.4         132.2         143.7         104.9          83.2
------------------------------------------------------------------------------------------------------------------------------------
Total Throughput                                        158.6         160.9         196.0         204.4         164.7         144.1
====================================================================================================================================
Customers at Year End
    Residential                                       391,133       379,233       351,415       338,984       346,605       343,520
    Commercial and other                               25,112        24,987        23,751        22,379        22,088        22,650
    Firm transportation                                17,811        18,879        34,573        35,900        16,495         7,647
------------------------------------------------------------------------------------------------------------------------------------
Total residential and commercial                      434,056       423,099       409,739       397,263       385,188       373,817
Interruptible                                              51            53            52            51            49            45
Off-system and capacity management                         34            30            26            28            43            53
------------------------------------------------------------------------------------------------------------------------------------
Total Customers at Year End                           434,141       423,182       409,817       397,342       385,280       373,915
====================================================================================================================================
Interest Coverage Ratio                                  6.18          5.23          5.12          4.89          4.16          3.90
====================================================================================================================================
Average Therm Use per Customer
    Residential                                           908         1,132         1,022         1,002           998         1,064
    Commercial and other                                4,837         5,718         5,484         5,169         5,145         5,475
Degree Days                                             3,964         5,070         4,564         4,470         4,354         4,787
Weather as a Percent of Normal                             83%          105%           94%           92%           89%           97%
Number of Employees                                       547(2)        542(2)        728           739           755           789
====================================================================================================================================

(1) Excludes appliance service revenue

(2) Reflects transfer of employees to NJR Home Services and NJR Service Corp.

                                                                      [NJR LOGO]

Two-Year Stock History

The range of high and low sales prices as reported in The Wall Street Journal and dividends paid per share were as follows:

                             2002                 2001           Dividends Paid
Fiscal Quarter          High       Low       High       Low      2002      2001
First                  $32.53    $28.97     $29.75    $25.00     $.29      $.29
Second                 $32.00    $29.23     $28.83    $24.84     $.30      $.29
Third                  $32.90    $28.45     $30.67    $26.80     $.30      $.29
Fourth                 $33.29    $24.35     $30.54    $27.33     $.30      $.29

All common share and earnings-per-share data have been restated for a 3-for-2 stock split, which became effective in March 2002.


New Jersey Resources Corporation   2002 Annual Report                         31

Management's Discussion
and Analysis of Financial
Condition and Results
of Operations

RESULTS OF OPERATIONS

CONSOLIDATED

Net income increased 8.6 percent to $56.8 million in 2002, compared with $52.3 million in 2001 and $48.8 million in 2000. The increase each year was attributable to continued profitable customer growth in New Jersey Natural Gas Company (NJNG), the principal subsidiary of New Jersey Resources Corporation (the Company), and higher wholesale marketing results in NJR Energy Services Company (Energy Services).

Basic earnings per share from net income increased 7.6 percent to $2.12 in 2002, compared with $1.97 in 2001 and $1.84 in 2000. Diluted earnings per share from net income were $2.09, $1.95 and $1.82 in 2002, 2001 and 2000, respectively.

Consolidated income from continuing operations and net income in 2001 included a charge of $1.3 million, or $.05 per share, resulting from the cumulative effect of a change in accounting for derivatives under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended (SFAS 133) (See Note 1: Summary of Significant Accounting Policies, Derivative Activities). Net income in 2000 included a gain of $828,000, or $.03 per share, from discontinued operations. The gain was due to the excess of proceeds received from the sale of the assets over the costs incurred, net of insurance recoveries received in January 2000, in conjunction with exiting the oil and natural gas production business in 1995.

Dividends declared per share increased 2.6 percent to $1.20 in 2002, compared with $1.17 in 2001 and $1.15 in 2000.

CRITICAL ACCOUNTING POLICIES

The following is a description of the most important accounting principles generally accepted in the United States of America that are used by the Company. Management believes that it exercises good judgment in selecting and applying accounting principles. The consolidated financial statements of the Company include estimates. Actual results in the future may differ from such estimates. The Company's Critical Accounting Policies are described below.

REGULATORY ASSETS & LIABILITIES

The Company's largest subsidiary, NJNG, maintains its accounts in accordance with the Uniform System of Accounts as prescribed by the New Jersey Board of Public Utilities (BPU). As a result of the ratemaking process, NJNG is required to follow SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71) and, as a result, the accounting principles applied by NJNG differ in certain respects from those applied by unregulated businesses. NJNG is required under SFAS 71 to record the impact of regulatory decisions on its financial statements. NJNG's Basic Gas Supply Service (BGSS), formerly known as the Levelized Gas Adjustment clause, requires it to project its gas costs over the subsequent 12 months and recover the difference, if any, of such projected costs compared with those included in rates through a BGSS charge to customers. Any under- or over-recoveries are treated as a Regulatory asset or liability and reflected in the BGSS in subsequent years. NJNG also enters into derivatives that are used to hedge gas purchases, and the offset to the resulting derivative assets or liabilities are recorded as a Regulatory asset or liability.

In addition to the BGSS, other regulatory assets include the remediation costs associated with Manufactured Gas Plant (MGP) sites, which are discussed below under Environmental Items, and the Weather-Normalization Clause (WNC), which is discussed in Natural Gas Distribution Operations below. If there are changes in future regulatory positions that indicate the recovery of such regulatory assets is not probable, the related cost would be charged to income.

DERIVATIVES

Derivative activities are recorded in accordance with SFAS 133, under which the Company records the fair value of derivatives held as assets and liabilities. The changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges are recorded, net of tax, in Other comprehensive income, a component of Common stock equity. Under SFAS 133, the Company also has certain derivative instruments that do not qualify as cash flow hedges. The change in fair value of these derivatives is recorded in net income. In addition, the changes in the fair value of the ineffective portion of derivatives qualifying for hedge accounting are recorded as an increase or decrease in gas costs or interest expense, as applicable, based on the nature of the derivatives. The derivatives that NJNG utilizes to hedge its gas purchasing activities are recoverable through its BGSS. Accordingly, the offset to the change in fair value of these derivatives is recorded as a Regulatory asset or liability. The Company has not designated any derivatives as fair value hedges as of September 30, 2002.

The fair value of derivative investments is determined by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties. In the absence thereof, the Company utilizes mathematical models based on current and historical data. The effect on annual earnings of valuations from our mathematical models is expected to be immaterial.

In providing its unregulated fuel and capacity management and wholesale marketing services, Energy Services enters into physical contracts to buy and sell natural gas. These contracts qualify as normal purchases and sales under SFAS 133 in that they provide for the purchase or sale of natural gas that will be delivered in quantities expected to be used or sold by Energy Services over a reasonable period in the normal course of business. Accordingly, Energy Services accounts for these contracts under settlement accounting.

ENVIRONMENTAL ITEMS

NJNG periodically updates the environmental review of its MGP sites (See Note 12: Commitments and Contingent Liabilities), including a review of its potential liability for investigation and remedial action, based on assistance from an outside consulting firm. On the basis of such review, NJNG estimates expenditures to remediate and monitor these MGP sites, exclusive of any insurance recoveries. NJNG's estimate of these liabilities is based upon currently available facts, existing technology and presently enacted laws and regulations. Where available information is sufficient to estimate the amount of the liability, it is NJNG's policy to accrue the full amount of such estimate.


New Jersey Resources Corporation   2002 Annual Report                         32

Where the information is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, it is NJNG's policy to accrue the lower end of the range. Since NJNG expects to recover these expenditures, as well as related litigation costs, through the regulatory process, in accordance with SFAS 71, it has recorded a Regulatory asset corresponding to the accrued liability. The actual costs to be incurred by NJNG are dependent upon several factors, including final determination of remedial action, changing technologies and governmental regulations, the ultimate ability of other responsible parties to pay and any insurance recoveries. If there are changes in future regulatory positions that indicate the recovery of such regulatory asset is not probable, the related cost would be charged to income. As of September 30, 2002, $108 million of previously incurred and accrued remediation costs, net of insurance recoveries, is included in Regulatory assets on the Consolidated Balance Sheet.

NATURAL GAS DISTRIBUTION OPERATIONS

NJNG is a local natural gas distribution company that provides regulated energy services to more than 434,000 residential and commercial customers in central and northern New Jersey, and participates in the off-system sales and capacity release markets. In 2001, NJNG transferred its appliance service business to NJR Home Services Company (Home Services), an unregulated subsidiary of the Company. All previously reported segment information has been reclassified to reflect this transfer.

In February 1999, the Electric Discount and Energy Competition Act (EDECA), which provides the framework for the restructuring of New Jersey's energy markets, became law. In March 2001, the BPU issued an order to fully open NJNG's residential markets to competition, restructure its rates to segregate its BGSS and Delivery (i.e., transportation) service prices as required by EDECA, and expand an incentive for residential and small commercial customers to switch to transportation service. In January 2002, the BPU issued an order which stated that BGSS could be provided by suppliers other than the state's natural gas utilities, but at this time it should be provided by the state's natural gas utilities.

NJNG's financial results are summarized as follows:

(Thousands)                                   2002           2001           2000
--------------------------------------------------------------------------------
Gross margin
    Residential and
        commercial                        $167,697       $167,354       $155,534
    Transportation                          22,498         28,065         32,938
--------------------------------------------------------------------------------
Total firm margin                          190,195        195,419        188,472
    Off-system and
        capacity management                  4,708          5,322          4,917
    Interruptible                              916            912            812
--------------------------------------------------------------------------------
Total gross margin                        $195,819       $201,653       $194,201
================================================================================
Operation and maintenance
      expense                             $ 73,505       $ 77,946       $ 73,588
Operating income                          $ 88,883       $ 89,248       $ 87,241
Other income                              $  3,281       $  4,346       $    279
Net income                                $ 48,401       $ 47,767       $ 45,149
================================================================================

GROSS MARGIN

Gross margin is defined as gas revenues less gas costs, sales tax and a transitional energy facilities assessment (TEFA). Gross margin provides a more meaningful basis for evaluating utility operations since gas costs, sales tax and TEFA are passed through to customers and, therefore, have no effect on earnings. Gas costs are charged to operating expenses on the basis of therm sales at the rates included in NJNG's tariff. Sales tax is calculated at 6 percent of revenue and excludes sales to other utilities, off-system sales and federal accounts. TEFA is calculated on a per-therm basis and excludes sales to other utilities and off-system sales.

FIRM MARGIN

Residential and commercial (i.e., firm) gross margin is subject to a WNC, which provides for a revenue adjustment if the weather varies by more than one-half of 1 percent from normal, or 20-year average, weather. The WNC does not fully protect NJNG from factors such as unusually warm weather and declines in customer usage patterns, which were set at the conclusion of NJNG's last base rate case in January 1994. The accumulated adjustment from one heating season (i.e., October through May) is billed or credited to customers in subsequent periods. This mechanism reduces the variability of both customer bills and NJNG's earnings due to weather fluctuations. The components of gross margin from firm customers are affected by customers switching between sales service and transportation service.

NJNG's total gross margin is not affected negatively by customers who utilize its transportation service and purchase their gas from another supplier because its tariff is designed such that no profit is earned on the commodity portion of sales to firm customers. All customers who purchase gas from another supplier continue to utilize NJNG for transportation service.

Total firm margin decreased $5.2 million, or 3 percent, in 2002 due primarily to 22 percent warmer weather compared with 2001, which more than offset customer growth and the impact of the WNC. In 2001, total firm margin increased $6.9 million, or 4 percent, due primarily to customer growth.

NJNG added 11,282 and 12,522 new customers and converted the heating systems of another 979 and 1,302 existing customers in 2002 and 2001, respectively. This customer growth represents an annual increase of approximately 2.2 billion cubic feet (Bcf) in sales to firm customers, assuming normal weather.

Sales to residential and commercial customers were 44 Bcf in 2002, compared with
51.5 Bcf in 2001 and 43.6 Bcf in 2000. Gross margin from sales to residential and commercial customers increased $343,000, or less than 1 percent, in 2002 and $11.8 million, or 8 percent, in 2001. The margin increase in 2002 was due primarily to customer additions, the WNC and firm transportation customers switching back to firm sales service, which more than offset the decrease in sales due to the warm weather. The increase in 2001 was due primarily to the impact of 12,522 customer additions, colder weather and firm transportation customers switching back to firm sales service.


New Jersey Resources Corporation   2002 Annual Report                         33

Gross margin from transportation service decreased $5.6 million, or 20 percent, in 2002 and $4.8 million, or 15 percent, in 2001. The decrease in both years was due primarily to customers switching back to sales service. NJNG transported 7 Bcf for its firm customers in 2002, compared with 9.3 Bcf in 2001 and 10.6 Bcf in 2000.

NJNG had 13,621 and 15,637 residential customers and 4,190 and 3,243 commercial customers using its transportation service at September 30, 2002 and 2001, respectively. The decrease in the number of residential transportation customers was due primarily to changes in market conditions, which resulted in customers returning to NJNG's regulated sales service. The increase in commercial transportation customers was due primarily to increased activity by third-party suppliers.

The weather in 2002 was 17 percent warmer than normal, which in accordance with the WNC, resulted in the accrual of $16.4 million of gross margin for recovery from customers in the future. NJNG estimates that in 2002, the warm weather resulted in $7.6 million of lost margin beyond the amount captured in the WNC. In 2001, colder-than-normal weather resulted in $1.7 million of gross margin being deferred for future refund to customers. In 2000, warmer-than- normal weather resulted in $7.9 million of gross margin being accrued and recovered from customers in the future. At September 30, 2002, NJNG had a net balance of $14.9 million in accrued WNC margins to be collected from its customers in 2003 and 2004.

In 2003 and 2004, NJNG currently expects to add 12,000 and 12,500 new customers, respectively, and convert an additional 950 existing customers each year to natural gas heat. Achieving these expectations would represent an annual customer growth rate of approximately 3 percent and result in a sales increase of approximately 2.2 Bcf annually, assuming normal weather and average use. It is believed that this growth would increase gross margin under present base rates by approximately $6.6 million annually.

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

NJNG's goal is to manage its growth without increasing its base rates in order to remain competitive as the energy industry transitions to a more market-based environment.

OFF-SYSTEM AND CAPACITY MANAGEMENT

To reduce the overall cost of its gas supply commitments, NJNG has entered into contracts to sell gas to customers outside its franchise territory when the gas is not needed for system requirements. These off-system sales enable NJNG to spread its fixed demand costs, which are charged by pipelines to access their supplies year round, over a larger and more diverse customer base. NJNG also participates in the capacity release market on the interstate pipeline network when the capacity is not needed for its firm system requirements. Effective October 1, 1998, through December 31, 2002, NJNG retains 15 percent of the gross margin from these sales, with 85 percent credited to firm customers through the BGSS.

An incentive mechanism designed to reduce the fixed cost of NJNG's gas supply portfolio also became effective October 1, 1998. Any savings achieved through the permanent reduction or replacement of capacity or other services is shared between customers and shareowners. Under this program, NJNG retains 40 percent of the savings for the first 12 months following any transaction and retains 15 percent for the remaining period through December 31, 2002, with 60 percent and 85 percent, respectively, credited to firm sales customers through the BGSS.

The Financial Risk Management (FRM) program is designed to provide price stability to NJNG's system supply portfolio. The FRM program includes an incentive mechanism designed to encourage the use of financial instruments to hedge NJNG's gas costs, with an 80/20 percent sharing of the costs and results between customers and shareowners, respectively, through December 31, 2002.

On October 30, 2002, the BPU approved an agreement whereby the existing margin-sharing between customers and shareowners for off- system sales, capacity release and FRM transactions was extended through October 31, 2003. As part of this agreement, the portfolio- enhancing programs, which include the permanent reduction of the cost of capacity, would continue to receive 60/40 sharing treatment between customers and shareowners for transactions completed on or before December 31, 2002.

NJNG's off-system sales, capacity management and FRM programs totaled 96.5 Bcf and generated $4.7 million of gross margin in 2002, compared with 88.4 Bcf and $5.3 million of gross margin in 2001 and 132.2 Bcf and $4.9 million of gross margin in 2000. The decrease in margin in 2002 was due primarily to lower results from the FRM program.

INTERRUPTIBLE

NJNG serves 51 customers through interruptible sales and/or transportation tariffs. Sales made under the interruptible sales tariff are priced on market-sensitive oil and gas parity rates. Although therms sold and transported to interruptible customers represented 7 percent of total throughput in 2002 and 2001, and 5 percent in 2000, they accounted for less than 1 percent of the total gross margin in each year due to the margin-sharing formulas that govern these sales. Under these formulas, NJNG retains 10 percent of the gross margin from interruptible sales and 5 percent of the gross margin from transportation sales, with 90 percent and 95 percent, respectively, credited to firm sales customers through the BGSS. Interruptible sales were 2.1 Bcf, 1.6 Bcf and 1 Bcf in 2002, 2001 and 2000, respectively. In addition, NJNG transported 9 Bcf, 10.1 Bcf and
8.6 Bcf in 2002, 2001 and 2000, respectively, for its interruptible customers.

OPERATION & MAINTENANCE (O&M) EXPENSE

O&M expense decreased 5.7 percent in 2002, compared with last year, due primarily to the benefits of an early retirement program initiated last year, a reduction in bad debt expense associated with lower revenue, lower regulatory rider expenses due to lower sales and general cost control efforts. O&M in 2001 increased 6 percent compared with the prior year due primarily to costs associated with the early retirement program, bad debt expense associated with higher revenue and higher regulatory rider expenses.


New Jersey Resources Corporation   2002 Annual Report                         34

OPERATING INCOME

Operating income decreased less than 1 percent in 2002 and increased 2 percent in 2001. The decrease in 2002 was due primarily to the decrease in gross margin, partially offset by a reduction in O&M, described earlier, and lower depreciation expense. The decrease in depreciation expense was due primarily to components of NJNG's computer software becoming fully depreciated. NJNG installed the software between 1995 and 1997 and currently does not anticipate any significant capital expenditures to replace or upgrade the software in the near future. The increase in 2001 was due primarily to higher firm gross margin, which more than offset higher operating expenses, described earlier, and depreciation.

NET INCOME

Net income increased 1 percent to $48.4 million in 2002 and 6 percent to $47.8 million in 2001. The increase in 2002 was due primarily to lower interest costs, resulting primarily from lower interest rates, which more than offset lower operating income. The increase in 2001 was the result of increased operating income and the recovery of carrying costs on deferred regulatory assets.

Net income in 2001 included a charge of $275,000 resulting from the cumulative effect of a change in accounting for derivatives under SFAS 133. There was no comparable charge in the current period.

ENERGY SERVICES OPERATIONS

The financial results of Energy Services, consisting of unregulated fuel and capacity management and wholesale marketing services, are summarized as follows:

(Thousands)                          2002               2001               2000
--------------------------------------------------------------------------------
Revenues                       $1,036,667         $1,022,734         $  413,348
Gross margin                   $   17,090         $    8,782         $    5,859
Operating income               $   11,430         $    5,638         $    2,996
Other income                   $      215         $      655         $      518
Net income                     $    6,383         $    4,094         $    2,945
================================================================================

Energy Services' revenues increased in 2002 due primarily to higher sales from the utilization of significantly greater transportation and storage assets, which offset lower wholesale natural gas prices prevailing during the first six months of the fiscal year. Revenues increased in 2001 as a result of significant increases in gas prices and the growth in wholesale activities. Energy deliveries increased to 332.6 Bcf in 2002, compared with 173.5 Bcf in 2001and
119.8 Bcf in 2000. The increases in 2002 were due primarily to additional volumes from pipeline, storage and capacity assets resulting in additional sales, while the increases in 2001 were due primarily to additional volumes from pipeline and storage assets.

Energy Services' gross margin, operating income and net income were higher in 2002 and 2001 due primarily to higher margins from pipeline and storage transactions and daily and term wholesale capacity and commodity marketing. In recognition of increased potential counterparty credit risk in the wholesale energy market, Energy Services made additional provisions for doubtful accounts in 2002 and 2001.

Net income in 2001 included a charge of $688,000 resulting from the cumulative effect of a change in accounting for derivatives under SFAS 133. There was no comparable charge in the current period. Future results are subject to Energy Services' ability to expand its wholesale marketing activities, and are contingent upon many other factors including an adequate number of appropriate counterparties, sufficient liquidity in the energy trading market and continued access to the capital markets.

RETAIL AND OTHER OPERATIONS

The financial results of Retail and Other consist primarily of NJR Home Services Company (Home Services), which provides appliance and installation services to approximately 131,000 customers; Commercial Realty & Resources Corp. (CR&R), which develops commercial real estate; and NJR Energy Corporation (NJR Energy), which consists primarily of equity investments in Capstone Turbine Corporation (Capstone) and Iroquois Gas Transmission System, L.P. (Iroquois). The consolidated financial results of Retail and Other are summarized as follows:

(Thousands)                              2002             2001             2000
-------------------------------------------------------------------------------
Revenues                             $ 19,711         $ 21,474         $ 26,638
Other income                         $  1,449         $  1,445         $  1,124
Income from continuing
  operations                         $  2,060         $    455         $   (158)
Net income                           $  2,060         $    455         $    670
================================================================================

Retail and Other revenues decreased in 2002 and 2001 due primarily to the Company no longer participating in the unregulated retail natural gas market, which was partially offset by increased revenue at Home Services. Revenue in Home Services increased due primarily to the formation of the installation service business in July 2001 and price increases on appliance service contracts.

Other income in 2002 included an $885,000 pre-tax gain associated with the sale of a 20,000-square-foot building by CR&R and a $761,000 pre-tax loss associated with the sale of Capstone stock. Other income in 2001 included higher interest and dividend income associated with NJR Energy's investments.

Net income increased in 2002, due primarily to revenue growth and cost containment efforts at Home Services and improved results from Iroquois.

Income from continuing operations increased in 2001 due primarily to NJR Energy's investments mentioned above. Income from continuing operations in 2001 included a charge of $384,000 resulting from the cumulative effect of a change in accounting for derivatives under SFAS 133. There was no comparable charge in the current period.

Net income in 2000 included $828,000, or $.03 per share, of income from discontinued operations representing the final true-up of NJR Energy's reserve established in 1995 in conjunction with exiting the oil and natural gas production business.

In 1996, CR&R entered into a sale-leaseback transaction that generated a pre-tax gain of $17.8 million, which is included in Deferred revenue and is being amortized to Other income over the 25-year term of the lease. The primary tenant of the facility, NJNG, is leasing the building under a long-term master lease agreement and continues to occupy a majority of the space in the building.


New Jersey Resources Corporation   2002 Annual Report                         35

LIQUIDITY AND CAPITAL RESOURCES

CONSOLIDATED

The Company obtains its external common equity requirements, if any, through issuances of its common stock, including the proceeds from its Automatic Dividend Reinvestment Plan (DRP). The DRP allows the Company, at its option, to use shares purchased on the open market or newly issued shares to satisfy its funding requirements.

In September 1996, the Company adopted a 1 million share repurchase plan that was expanded to 1.5 million shares in 1999 and to 2 million shares in 2002. The Company has repurchased 1,531,153 shares through September 30, 2002.

The Company provides the debt requirements for its unregulated companies, while NJNG satisfies its debt needs by issuing short- and long-term debt based upon its own financial profile. In order to meet the working capital and external debt financing requirements of the unregulated companies, and to meet its own working capital needs, the Company has a $135 million revolving credit agreement with several banks that has a 3-year term expiring in January 2004. The Company has also entered into a $10 million demand loan agreement and a $15 million loan agreement with banks, both of which expire in December 2002. The Company had borrowings of $115.3 million and $55.9 million at September 30, 2002 and 2001, respectively, to fund the debt requirements of its unregulated subsidiaries and its working capital and investment activity.

Financial covenants contained in these credit facilities include a maximum debt to total capitalization of 65 percent and a minimum interest coverage of 2.5 times. At September 30, 2002, the debt to total capitalization was 56 percent and for the year ended September 30, 2002, the interest coverage was 8.5 times.

The following table is a summary of contractual cash obligations and their applicable payment due dates:

                                                Payments Due by Period
                                                 Up to     1-3     4-5     After
Contractual Obligations               Total     1 Year   Years   Years   5 Years
(Millions)
Long-term debt                       $  348.1   $ 25.0   $155.3    --    $ 167.8
Capital lease obligations                49.4      1.9      6.5  $  2.4     38.6
Operating leases                          8.2      2.3      4.5      .5       .9
Short-term debt                          59.9     59.9     --      --       --
Potential storage obligations           159.4     --       36.7    44.0     78.7
Gas supply purchase obligations         949.5    163.3    428.5   158.4    199.3
--------------------------------------------------------------------------------
Total contractual cash obligations   $1,574.5   $252.4   $631.5  $205.3  $ 485.3
================================================================================

At September 30, 2002, the Company recorded an additional minimum pension liability of $14.8 million, which is included in Postretirement employee benefit liability on the Consolidated Balance Sheet. This minimum liability resulted from a decrease in the fair value of plan assets, which was due primarily to declining stock market values, and a decrease in the discount rate and expected asset return assumptions. The Company is required to make minimum pension funding contributions of approximately $2.4 million during fiscal 2003.

It is the Company's objective to maintain a consolidated capital structure that reflects the different characteristics of each business segment and provides adequate financial flexibility for accessing capital markets as required. Based upon its existing mix of investments, it is the Company's goal to maintain a common equity ratio of approximately 50 percent, excluding short-term debt, which is consistent with maintaining its current short- and long-term credit ratings.

At September 30, the Company's consolidated capital structure was as follows:

                                                           2002          2001
--------------------------------------------------------------------------------
Common stock equity                                         49%           50%
Long-term debt                                              51            50
--------------------------------------------------------------------------------
Total                                                      100%          100%
================================================================================

NATURAL GAS DISTRIBUTION

The seasonal nature of NJNG's operations creates large short-term cash requirements, primarily to finance gas purchases and customer accounts receivable. NJNG obtains working capital for these requirements, as well as for the temporary financing of construction and gas remediation expenditures and energy tax payments, through the issuance of commercial paper and short-term bank loans. To support the issuance of commercial paper, NJNG maintains a committed credit facility totaling $200 million, consisting of $100 million with a 364-day term and $100 million with a three-year term expiring in January 2004. As of September 30, 2002, these facilities supported $74.9 million of commercial paper borrowings.

CAPITAL REQUIREMENTS

NJNG's capital requirements for 2000 through 2002 and projected amounts through 2004 are as follows:

                     Maturities and                        Redemption
                            Capital     Redemption of    of Preferred
(Thousands)            Expenditures    Long-Term Debt           Stock     Total
--------------------------------------------------------------------------------
2000                        $48,826           $   318            $120   $49,264
2001                        $44,176           $   495            $102   $44,773
2002                        $42,314           $ 1,764            $  3   $44,081
2003                        $51,400           $26,980            $301   $78,681
2004                        $53,400           $ 2,093              --   $55,493
================================================================================

The level of capital expenditures results primarily from the need for services, mains and meters to support NJNG's continued customer growth and general system improvements. In November 2002, NJNG redeemed the remaining 2,954 shares of its $100 par 5.65 percent redeemable preferred stock at a price of $102 per share plus accrued dividends.

In addition, NJNG expects to spend $15.7 million, $8 million and $1 million for MGP remediation, net of insurance recoveries, in 2003, 2004 and 2005, respectively.


New Jersey Resources Corporation   2002 Annual Report                         36

FINANCING

(Thousands)                                        2002        2001        2000
--------------------------------------------------------------------------------
Cash flow                                      $100,840     $81,387    $ 98,119
Asset sales                                    $ 20,631     $ 2,395          --
External financing
    Long-term debt                                   --          --          --
    Capital lease                              $ 20,631          --          --
    Short-term debt                            $(60,900)    $92,500    $(18,400)
================================================================================

Cash flow is defined as net income adjusted for depreciation, amortization of deferred charges and the change in deferred income taxes, and represents the cash generated from operations available for capital expenditures, dividends, working capital and other requirements. Cash flow in 2002 increased due primarily to higher deferred tax benefits and higher earnings. Cash flow in 2001 decreased due primarily to lower deferred tax benefits, which more than offset higher earnings.

In 2002, NJNG entered into an agreement with a financing company whereby NJNG received $20.6 million related to the sale and leaseback of a portion of its meters.

NJNG currently anticipates that its financing requirements in 2003 and 2004 will be met through internal generation and the issuance of short- and long-term debt. In 2003, NJNG will refinance its $25 million, 7.5 percent Series V First Mortgage Bonds and expects to issue $12 million of New Jersey Economic Development Authority (EDA) Bonds, which are expected to be drawn down at $4 million annually. NJNG also plans to continue its meter sale-leaseback program at approximately $5 million annually. The timing and mix of any external financings will be geared toward achieving a common equity ratio that is consistent with maintaining its current short- and long-term credit ratings.

ENERGY SERVICES

Energy Services' capital requirements and financing activity for 2000 through 2002 were as follows:

(Thousands)                                      2002        2001         2000
--------------------------------------------------------------------------------
Capital expenditures                          $   195     $   112     $    532
Cash flow                                     $ 6,790     $ 4,598     $  3,248
Change in intercompany debt                   $69,712     $23,689     $(28,415)
================================================================================

The increase in cash flow in 2002 was due primarily to higher earnings. The increase in 2001 was due primarily to higher earnings and deferred tax benefits. The increase in intercompany debt in 2002 and 2001 was due primarily to the purchase of gas inventory, prepaid capacity and other working capital requirements associated with the wholesale marketing operations.

Energy Services does not currently anticipate any significant capital expenditures in 2003, however, the use of high-injection/high- withdrawal storage facilities and pipeline park and loan arrangements combined with the related hedging activities in the volatile natural gas market may create significant short-term cash requirements which are funded by the Company.

RETAIL AND OTHER

Retail and Other capital requirements and financing activity for 2000 through 2002 were as follows:

(Thousands)                                        2002        2001        2000
Capital expenditures and
  equity investments                            $   715     $ 7,429     $ 1,785
Cash flow                                       $ 3,710     $   622     $ 2,664
Asset sales                                     $ 4,505     $ 7,308     $   831
Change in intercompany debt                     $(2,536)    $(6,205)    $(8,115)

Capital expenditures each year were primarily made by CR&R in connection with investments made to preserve the value of real estate holdings. In June 2002, CR&R sold a 20,000-square-foot building which generated $3.3 million in proceeds and resulted in an $885,000 pre-tax gain. CR&R's capital expenditures increased in 2001 due primarily to the construction of a 35,000-square-foot office building which, in addition to adjacent undeveloped acreage, was sold in July 2001 for $5.2 million and generated a pre-tax gain of $100,000. At September 30, 2002, CR&R owned 172 acres of undeveloped land and a 4,000-square-foot building.

In 2001, NJR Energy invested $1.3 million to increase its ownership interest in Iroquois from 2.8 percent to 3.3 percent.

Cash flow increased in 2002 due primarily to higher earnings and deferred tax benefits. Cash flow in 2001 decreased due primarily to lower earnings and deferred tax benefits. Proceeds from asset sales and the DRP have been used to reduce intercompany debt.

Retail and Other does not currently anticipate any significant capital expenditures or external financing requirements in 2003.

FINANCIAL RISK MANAGEMENT

COMMODITY MARKET RISKS

Natural gas is a nationally traded commodity, and its prices are determined effectively by the New York Mercantile Exchange (NYMEX) and over-the-counter markets. The prices on the NYMEX and over-the-counter markets generally reflect the notional balance of natural gas supply and demand, but are also influenced significantly from time to time by other events.

The regulated and unregulated natural gas businesses of the Company and its subsidiaries are subject to market risk due to fluctuations in the price of natural gas. To hedge against such fluctuations, the Company and its subsidiaries have entered into futures contracts, options agreements and over-the-counter swap agreements. To manage these instruments, the Company has well-defined risk management policies and procedures, which include daily monitoring of volumetric limits and monetary guidelines. The Company's natural gas businesses are conducted through three of its operating subsidiaries. First, NJNG is a regulated utility whose recovery of gas costs is protected by the BGSS, which utilizes futures, options and swaps to hedge against price fluctuations. Second, using futures and swaps, Energy Services hedges purchases and sales of storage gas and transactions with wholesale customers. Finally, NJR Energy has entered into several swap transactions to hedge an 18-year fixed-price contract to sell approximately 18.9 Bcf of natural gas (Gas Sale Contract) to an energy marketing company.


New Jersey Resources Corporation   2002 Annual Report                         37

NJR Energy has hedged both the price and physical delivery risks associated with the Gas Sale Contract. To hedge its price risk, NJR Energy entered into two swap agreements effective November 1995. Under the terms of these swap agreements, NJR Energy will pay its swap counterparties the identical fixed price it receives from the gas marketing company in exchange for the payment by such swap counterparties of a floating price based on an index price plus a spread per Mmbtu for the total volumes under the Gas Sale Contract. In order to hedge its physical delivery risk, NJR Energy entered into a purchase contract with a second gas marketing company for the identical volumes that it is obligated to sell under the Gas Sale Contract, under which it pays the identical floating price it receives under the swap agreements mentioned above.

The following table reflects the changes in the fair market value of commodity derivatives from September 30, 2001, to September 30, 2002:

                     Balance        Increase            Less       Balance
                     September 30,  (Decrease) in Fair  Amounts    September 30,
(Thousands)          2001           Market Value        Settled    2002
--------------------------------------------------------------------------------
NJNG                 $(20,978)      $(6,512)            $(24,926)  $ (2,564)
Energy Services        15,355         4,028               34,072    (14,689)
NJR Energy               (343)        3,791                   86      3,362
--------------------------------------------------------------------------------
Total                $ (5,966)      $ 1,307             $  9,232   $(13,891)
================================================================================


There were no contracts originated and valued at fair market value and no changes in methods of valuations during the year ended September 30, 2002.

The following is a summary of fair market value of commodity derivatives at September 30, 2002, by method of valuation and by maturity:

                                                          After         Total
(Thousands)                  2003         2004-2006        2006      Fair Value
--------------------------------------------------------------------------------
Price based
on NYMEX                  $(18,892)       $(11,263)      $2,027       $(28,128)
Price based on
over-the-counter
published
quotations                   5,034           6,857          154         12,045
Price based
upon models                    189             187        1,816          2,192
--------------------------------------------------------------------------------
Total                     $(13,669)       $ (4,219)      $3,997       $(13,891)
================================================================================

The following is a summary of commodity derivatives by type as of September 30, 2002:

                                Net                             Amount included
                                Volume          Price per       in Derivatives
                                (Bcf)           Mmbtu           (Thousands)
--------------------------------------------------------------------------------
NJNG
          Futures                 0.0         $ 3.11 - 3.49       $    (175)
          Options                 2.1         $3.00 - 10.00          (2,319)
          Swaps                  36.5                                   (68)
Energy Services
          Futures                 2.7         $ 2.85 - 4.43         (15,050)
          Options                 1.6         $ 2.75 - 3.75              76
          Swaps                  39.8                                   283
NJR Energy
          Swaps                  18.9                                 3,362
--------------------------------------------------------------------------------
Total                                                             $ (13,891)
================================================================================

The Company uses a value-at-risk (VAR) model to assess the market risk of its net futures, swaps and options positions. The VAR at September 30, 2002, using the variance-covariance method with a 95 percent confidence level and a one-day holding period, was $145,400. The VAR with a 99 percent confidence level and a 10-day holding period was $649,300. The calculated VAR models represent an estimate of the potential change in the value of the net positions. These estimates may not be indicative of actual results since actual market fluctuations may differ from forecasted fluctuations.

INTEREST RATE RISK - LONG-TERM DEBT

As of September 30, 2002, the Company, excluding NJNG, had variable rate debt of $105.3 million. According to the Company's sensitivity analysis, if interest rates were to change by 1 percent, annual interest expense, net of tax, would change by $621,000.

At September 30, 2002, NJNG had total variable-rate debt outstanding of $122.1 million, of which $97.1 million is tax-exempt EDA debt which has been hedged by a 3.25-percent interest rate cap, which expires in July 2004. According to the Company's sensitivity analysis, at September 30, 2002, NJNG's annual interest rate exposure of the $97.1 million, based on the difference between current average rates and the 3.25 percent interest rate cap, is limited to $167,000, net of tax. If interest rates were to change by 1 percent on the remaining $25 million of variable-rate debt at September 30, 2002, NJNG's annual interest expense, net of tax, would change by $148,000.

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


New Jersey Resources Corporation   2002 Annual Report                         38

 Consolidated Statements of Income
   (Thousands, except per share data)

  Fiscal years ended September 30,                                                           2002            2001             2000
------------------------------------------------------------------------------------------------------------------------------------
  Operating Revenues                                                                  $ 1,830,754     $ 2,048,408      $ 1,164,549
------------------------------------------------------------------------------------------------------------------------------------
  Operating Expenses
      Gas purchases                                                                     1,565,717       1,782,840          919,903
      Operation and maintenance                                                            92,022          89,455           84,895
      Depreciation and amortization                                                        31,844          32,530           30,997
      Energy and other taxes                                                               36,792          43,770           34,842
------------------------------------------------------------------------------------------------------------------------------------
  Total operating expenses                                                              1,726,375       1,948,595        1,070,637
------------------------------------------------------------------------------------------------------------------------------------
  Operating Income                                                                        104,379          99,813           93,912
------------------------------------------------------------------------------------------------------------------------------------
  Other income                                                                              4,945           6,446            1,921
------------------------------------------------------------------------------------------------------------------------------------
  Interest Charges, Net
      Long-term debt                                                                       14,095          15,314           15,862
      Short-term debt and other                                                             2,461           4,391            2,888
------------------------------------------------------------------------------------------------------------------------------------
  Total interest charges, net                                                              16,556          19,705           18,750
------------------------------------------------------------------------------------------------------------------------------------
  Income before Income Taxes                                                               92,768          86,554           77,083
  Income tax provision                                                                     35,924          32,891           29,147
------------------------------------------------------------------------------------------------------------------------------------
  Income before Cumulative Effect of a Change in Accounting                                56,844          53,663           47,936
  Cumulative effect of a change in accounting for derivatives, net of tax of $930            --            (1,347)            --
------------------------------------------------------------------------------------------------------------------------------------
  Income from Continuing Operations                                                        56,844          52,316           47,936
  Income from discontinued operations, net of tax of ($572)                                  --              --                828
------------------------------------------------------------------------------------------------------------------------------------
  Net Income                                                                          $    56,844     $    52,316      $    48,764
====================================================================================================================================
  Earnings per Share - Basic
      Income before Accounting Change                                                 $      2.12     $      2.02      $      1.81
      Income from Continuing Operations                                               $      2.12     $      1.97      $      1.81
      Net Income                                                                      $      2.12     $      1.97      $      1.84
------------------------------------------------------------------------------------------------------------------------------------
  Earnings per Share - Diluted
      Income before Accounting Change                                                 $      2.09     $      2.00      $      1.79
      Income from Continuing Operations                                               $      2.09     $      1.95      $      1.79
      Net Income                                                                      $      2.09     $      1.95      $      1.82
====================================================================================================================================
  Dividends per Common Share                                                          $      1.20     $      1.17      $      1.15
====================================================================================================================================
  Average Shares Outstanding - Basic                                                       26,860          26,598           26,547
  Average Shares Outstanding - Diluted                                                     27,168          26,801           26,733
====================================================================================================================================

The accompanying notes are an integral part of these statements.

All common share and earnings-per-share data have been restated for a 3-for-2 stock split, which became effective in March 2002.


New Jersey Resources Corporation   2002 Annual Report                         39

 Consolidated Statements of Cash Flows
 (Thousands)

 Fiscal years ended September 30,                                                       2002                2001              2000
------------------------------------------------------------------------------------------------------------------------------------
 Cash Flows from Operating Activities
    Net income                                                                      $ 56,844           $  52,316          $ 48,764
    Adjustments to reconcile net income to cash flows
      Depreciation and amortization                                                   31,844              32,530            30,997
      Amortization of deferred charges                                                 3,893               4,158             5,663
      Deferred income taxes                                                           18,759              (2,397)           18,607
      Manufactured gas plant remediation costs                                       (23,363)            (15,145)          (26,249)
      Changes in working capital                                                     (21,019)           (107,191)           45,402
      Other, net                                                                     (17,193)              5,544             3,257
------------------------------------------------------------------------------------------------------------------------------------
 Net cash flows from operating activities                                             49,765             (30,185)          126,441
------------------------------------------------------------------------------------------------------------------------------------
 Cash Flows from Financing Activities
    Proceeds from long-term debt                                                      49,375              12,800                --
    Proceeds from common stock                                                        11,729              11,620             8,490
    Payments of long-term debt                                                        (1,764)               (495)          (16,018)
    Payments of preferred stock                                                           (3)               (102)             (120)
    Purchases of treasury stock                                                       (6,135)             (5,366)          (14,630)
    Payments of common stock dividends                                               (32,012)            (30,989)          (30,269)
    Net change in short-term debt                                                    (50,900)             92,500           (18,400)
------------------------------------------------------------------------------------------------------------------------------------
 Net cash flows from financing activities                                            (29,710)             79,968           (70,947)
------------------------------------------------------------------------------------------------------------------------------------
 Cash Flows from Investing Activities
    Expenditures for
      Utility plant                                                                  (42,314)            (44,176)          (48,826)
      Real estate properties and other                                                  (924)             (4,595)           (2,067)
      Equity investments                                                                  --              (2,946)             (250)
      Cost of removal                                                                 (4,715)             (5,629)           (5,401)
    Proceeds from sale of assets                                                      25,136               9,703               831
------------------------------------------------------------------------------------------------------------------------------------
 Net cash flows from investing activities                                            (22,817)            (47,643)          (55,713)
------------------------------------------------------------------------------------------------------------------------------------
 Net change in cash and temporary investments                                         (2,762)              2,140              (219)
 Cash and temporary investments at beginning of the year                               4,044               1,904             2,123
------------------------------------------------------------------------------------------------------------------------------------
 Cash and temporary investments at end of the year                                   $ 1,282           $   4,044          $  1,904
====================================================================================================================================
 Changes in Components of Working Capital
    Construction fund                                                                $ 3,600           $   4,000          $  4,500
    Receivables                                                                      (85,715)             21,136           (21,974)
    Inventories                                                                      (16,100)             (5,674)          (27,913)
    Deferred gas costs                                                                  (689)            (35,637)           (6,419)
    Purchased gas                                                                     83,456             (68,133)           74,720
    Accrued and prepaid taxes, net                                                    (8,006)             23,016            (6,281)
    Accounts payable and other current liabilities                                     1,518              (2,245)           11,912
    Broker margin accounts                                                           (10,045)            (42,703)           19,221
    Other, net                                                                        10,962                (951)           (2,364)
------------------------------------------------------------------------------------------------------------------------------------
 Total                                                                             $ (21,019)          $(107,191)         $ 45,402
====================================================================================================================================
 Supplemental Disclosures of Cash Flows Information
 Cash paid during the year for
    Interest (net of amounts capitalized)                                          $  14,516           $  19,031          $ 17,612
    Income taxes                                                                   $  31,410           $  10,033          $ 15,996
====================================================================================================================================

 The accompanying notes are an integral part of these statements.


New Jersey Resources Corporation   2002 Annual Report                         40

 Consolidated Balance Sheets
  (Thousands)


September 30,                                               2002           2001
--------------------------------------------------------------------------------
Assets
Property, Plant and Equipment
   Utility plant, at cost                            $ 1,053,086    $ 1,016,911
   Real estate properties and other, at cost              25,144         26,759
--------------------------------------------------------------------------------
                                                       1,078,230      1,043,670
   Accumulated depreciation and amortization            (321,833)      (299,721)
--------------------------------------------------------------------------------
Property, plant and equipment, net                       756,397        743,949
--------------------------------------------------------------------------------
Current Assets
   Cash and temporary investments                          1,282          4,044
   Construction fund                                        --            3,600
   Customer accounts receivable                          168,652         78,367
   Unbilled revenues                                       4,679          7,724
   Allowance for doubtful accounts                        (4,395)        (3,026)
   Gas in storage, at average cost                        86,340         70,019
   Materials and supplies, at average cost                 2,782          3,003
   Prepaid state taxes                                    10,973          8,268
   Underrecovered gas costs                               33,912         15,335
   Derivatives                                             8,136         24,698
   Broker margin accounts                                 38,943         28,898
   Other                                                  14,654         20,822
--------------------------------------------------------------------------------
Total current assets                                     356,958        261,752
--------------------------------------------------------------------------------
Deferred Charges and Other
   Equity investments                                     14,302         15,468
   Regulatory assets                                     119,419         98,753
   Underrecovered gas costs                               15,118         33,006
   Derivatives                                            10,952         14,428
   Other                                                  37,158         24,836
--------------------------------------------------------------------------------
Total deferred charges and other                         196,949        186,491
--------------------------------------------------------------------------------
Total Assets                                         $ 1,319,304    $ 1,192,192
================================================================================
Capitalization and Liabilities
Capitalization
   Common stock equity                               $   361,453    $   352,069
   Redeemable preferred stock                                295            298
   Long-term debt                                        370,628        353,799
--------------------------------------------------------------------------------
Total capitalization                                     732,376        706,166
--------------------------------------------------------------------------------
Current Liabilities
   Current maturities of long-term debt                   26,942            529
   Short-term debt                                        59,900         85,800
   Purchased gas                                         168,782         85,326
   Accounts payable and other                             39,684         38,166
   Dividends payable                                       8,072          7,837
   Accrued taxes                                          15,025         15,771
   Derivatives                                            25,397         35,431
   Customers' credit balances and deposits                23,642         14,423
--------------------------------------------------------------------------------
Total current liabilities                                367,444        283,283
--------------------------------------------------------------------------------
Deferred Credits
   Deferred income taxes                                  92,435         95,182
   Deferred investment tax credits                         9,148          9,497
   Deferred revenue                                       15,019         19,046
   Derivatives                                             6,612          9,209
   Manufactured gas plant remediation                     65,830         53,840
   Postretirement employee benefit liability              19,950           --
   Other                                                  10,490         15,969
--------------------------------------------------------------------------------
Total deferred credits                                   219,484        202,743
--------------------------------------------------------------------------------
Commitments and Contingent Liabilities (Note 12)
Total Capitalization and Liabilities                 $ 1,319,304    $ 1,192,192
================================================================================

The accompanying notes are an integral part of these statements.


New Jersey Resources Corporation   2002 Annual Report                         41

CONSOLIDATED  STATEMENTS OF CAPITALIZATION
 (Thousands)

September 30,                                                                                              2002               2001
------------------------------------------------------------------------------------------------------------------------------------
Common Stock Equity
   Common stock, $2.50 par value, authorized 50,000,000 shares;
     issued shares 2002 - 27,667,001;(1) 2001 - 18,610,586                                               $ 69,168          $ 46,526
   Premium on common stock                                                                                207,197           227,532
   Accumulated other comprehensive income, net of tax                                                     (12,374)            9,626
   Treasury stock at cost and other; shares 2002 - 750,179; 2001 - 834,763                                (25,108)          (29,623)
   Retained earnings                                                                                      122,570            98,008
------------------------------------------------------------------------------------------------------------------------------------
Total common stock equity                                                                                 361,453           352,069
------------------------------------------------------------------------------------------------------------------------------------

Redeemable Preferred Stock
New Jersey Natural Gas Company

   $100 par value, cumulative; authorized shares
   2002 - 312,954; 2001 - 312,977; outstanding shares
   5.65% series - 2002 - 2,954; 2001 - 2,977                                                                  295               298
------------------------------------------------------------------------------------------------------------------------------------
Total redeemable preferred stock                                                                              295               298
------------------------------------------------------------------------------------------------------------------------------------

Long-Term Debt
New Jersey Natural Gas Company

   First mortgage bonds                                                         Maturity date
   --------------------                                                         -------------
   7.50%       Series V                                                         December 1, 2002           25,000            25,000
   5.38%       Series W                                                         August 1, 2023             10,300            10,300
   6.27%       Series X                                                         November 1, 2008           30,000            30,000
   6.25%       Series Y                                                         August 1, 2024             10,500            10,500
   8.25%       Series Z                                                         October 1, 2004            25,000            25,000
   Variable    Series AA                                                        August 1, 2030             25,000            25,000
   Variable    Series BB                                                        August 1, 2030             16,000            16,000
   6.88%       Series CC                                                        October 1, 2010            20,000            20,000
   Variable    Series DD                                                        September 1, 2027          13,500            13,500
   Variable    Series EE                                                        January 1, 2028             9,545             9,545
   Variable    Series FF                                                        January 1, 2028            15,000            15,000
   Variable    Series GG                                                        April 1, 2033              18,000            18,000
   Revolving credit agreement, at variable rates                                January 5, 2004            25,000            50,000
   Capital lease obligation - building                                          June 1, 2021               30,054            30,583
   Capital lease obligation - meters                                            October 1, 2012            19,396                --
   Less: current maturities of long-term debt                                                             (26,942)             (529)
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                     265,353           297,899
------------------------------------------------------------------------------------------------------------------------------------

New Jersey Resources Corporation
   Revolving credit agreement, at floating rates                                January 5, 2004           105,275            55,900
------------------------------------------------------------------------------------------------------------------------------------
Total long-term debt                                                                                      370,628           353,799
------------------------------------------------------------------------------------------------------------------------------------

Total Capitalization                                                                                     $732,376          $706,166
====================================================================================================================================


The accompanying notes are an integral part of these statements.

(1) All common share and earnings-per-share data have been restated for a 3-for-2 stock split, which became effective in March 2002.


New Jersey Resources Corporation   2002 Annual Report                         42

CONSOLIDATED  STATEMENTS OF COMMON STOCK EQUITY
(Thousands)


                                                                                        Accumulated
                                                                                           Other
                                                Number of   Common       Premium on    Comprehensive    Treasury Stock    Retained
                                                 Shares      Stock      Common Stock       Income          and Other      Earnings
-----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 1999                    17,741    $ 46,177      $ 221,703        $     37         $(24,306)      $ 58,558
Net income                                                                                                                  48,764
Unrealized gain on equity investments, net                                                  13,477
Common stock issued under stock plans               231          72          1,553                            7,176
Cash dividends declared                                                                                                    (30,399)
Treasury stock and other                           (378)                                                    (14,684)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2000                    17,594      46,249        223,256          13,514          (31,814)        76,923
Net income                                                                                                                  52,316
Cumulative effect of a change in accounting
   for derivatives, net                                                                     20,530
Unrealized loss on equity investments, net                                                 (13,219)
Unrealized loss on derivatives, net                                                        (11,199)
Common stock issued under stock plans               308         277          3,849                            7,472
Tax benefit from stock plans                                                   427
Cash dividends declared                                                                                                    (31,231)
Treasury stock and other                           (126)                                                     (5,281)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2001                    17,776      46,526        227,532           9,626          (29,623)        98,008
Net income                                                                                                                  56,844
Unrealized gain on equity investments, net                                                     296
Unrealized loss on derivatives, net                                                        (13,669)
Common stock issued under stock plans               374         262          1,626                           10,217
Stock dividend                                    8,952      22,380        (22,380)
Tax benefits from stock plans                                                  419
Minimum pension liability adjustment, net                                                   (8,627)
Cash dividends declared                                                                                                     (32,282)
Treasury stock and other                           (185)                                                      (5,702)
-----------------------------------------------------------------------------------------------------------------------------------
Balance at September 30, 2002                    26,917     $69,168       $207,197        $(12,374)         $(25,108)     $122,570
===================================================================================================================================

The accompanying notes are an integral part of these statements.


INDEPENDENT AUDITORS' REPORT                            [LOGO DELOITTE & TOUCHE]


To the Shareowners and Board of Directors of New Jersey Resources Corporation:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New Jersey Resources Corporation and its subsidiaries (the Company) as of September 30, 2002 and 2001 and the related consolidated statements of income, common stock equity and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Notes 1 and 10 to the consolidated financial statements, on October 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, under which the Company records the fair value of derivatives held as assets and liabilities.

We have also previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets and consolidated statements of capitalization as of September 30, 2000, 1999, 1998 and 1997, and the related consolidated statements of income, common stock equity and cash flows for each of the years ended September 30, 1999, 1998 and 1997 (none of which are presented herein) and we expressed unqualified opinions on those consolidated financial statements. In our opinion, the information set forth in the Selected Financial Data for each of the six years in the period ended September 30, 2002 for the Company, presented on page 30, is fairly stated in all material respects, in relation to the consolidated financial statements from which it has been derived.


/s/ Deloitte & Touche LLP


Parsippany, New Jersey
October 29, 2002



New Jersey Resources Corporation   2002 Annual Report                         43

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF THE BUSINESS

New Jersey Resources Corporation (the Company) is an energy services holding company providing retail and wholesale natural gas and related energy services to customers from the Gulf Coast to New England and Canada. Its principal subsidiary, New Jersey Natural Gas Company (NJNG), provides regulated natural gas service in central and northern New Jersey and participates in the off-system sales and capacity release markets. Other operating subsidiaries include NJR Energy Services Company (Energy Services), which provides unregulated fuel and capacity management and wholesale marketing services; NJR Home Services Company (Home Services), which was transferred from NJNG in fiscal 2001 and provides appliance and installation services; NJR Energy Corporation (NJR Energy), an investor in energy-related ventures; Commercial Realty and Resources Corp. (CR&R), a commercial real estate developer; NJR Service Corporation (Service Corp.), which provides shared administrative services; and NJR Investment Company, which makes energy-related equity investments.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

REGULATORY ACCOUNTING

The Company's largest subsidiary, NJNG, maintains its accounts in accordance with the Uniform System of Accounts as prescribed by the New Jersey Board of Public Utilities (BPU). As a result of the ratemaking process, NJNG is required to follow Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation" (SFAS 71) and, as a result, the accounting principles applied by NJNG differ in certain respects from those applied by unregulated businesses.

UTILITY PLANT AND DEPRECIATION

Depreciation is computed on a straight-line basis for financial statement purposes, using rates based on the estimated average lives of the various classes of depreciable property. The composite rate of depreciation was 3.21 percent of average depreciable property in 2002, 3.37 percent in 2001 and 3.38 percent in 2000. When depreciable properties are retired, the original cost thereof, plus cost of removal less salvage, is charged to accumulated depreciation.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company reviews the carrying amount of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the years ended September 30, 2002, 2001 and 2000, no such circumstances were identified.

UTILITY REVENUE

Customers are billed through monthly cycle billings on the basis of actual or estimated usage. NJNG accrues estimated revenue for gas delivered to the end of the accounting period but not billed to customers.

GAS PURCHASES

NJNG's tariff includes a Basic Gas Supply Service (BGSS), formerly known as the Levelized Gas Adjustment clause, which is normally revised on an annual basis. Under BGSS, NJNG projects its cost of natural gas, net of supplier refunds, the impact of hedging activities and credits from non-firm sales and transportation activities, over the subsequent 12 months and recovers the difference, if any, of such projected costs compared with those included in rates through levelized charges to customers. Any under- or over-recoveries are deferred and reflected in BGSS in subsequent years.

INCOME TAXES

Deferred income taxes are calculated in conformance with SFAS No. 109, "Accounting for Income Taxes" (See Note 7: Income Taxes).

Investment tax credits have been deferred and are being amortized as a reduction to the tax provision over the average lives of the related property.

CAPITALIZED AND DEFERRED INTEREST

The Company's capitalized interest totaled $367,000 in 2002, $875,000 in 2001 and $1.1 million in 2000.

Pursuant to a BPU order, NJNG recovers carrying costs on uncollected balances related to underrecovered gas costs incurred through October 31, 2001 and its manufactured gas plant (MGP) remediation expenditures. (See Note 8: Regulatory Issues). Accordingly, Other income included $3 million and $4.5 million of deferred interest related to remediation and underrecovered gas costs in 2002 and 2001, respectively. There was no deferred interest in 2000.

EQUITY INVESTMENTS

Equity investments purchased as long-term investments are classified as available for sale and are carried at their estimated fair value with any changes in unrealized gains or losses included in other comprehensive income, a component of stockholders' equity. Joint ventures and investments in which the Company can exercise a significant influence over operations and management are accounted for under the equity method. For investments in which significant influence does not exist, the cost method of accounting is applied.



New Jersey Resources Corporation   2002 Annual Report                         44

REGULATORY ASSETS

Regulatory assets at September 30, 2002 and 2001, consisted of the following items:

(Thousands)                                                2002           2001
--------------------------------------------------------------------------------
Remediation costs (Note 12)
  Expended, net                                       $  65,687       $ 42,041
  Liability for future expenditures, net                 42,330         30,340
Derivatives (Note 1)                                      2,562         22,371
Postretirement costs (Note 9)                             3,322          3,762
Weather-normalization clause (WNC)                       14,919          6,293
Other                                                       660            239
Less: current portion of WNC                            (10,061)        (6,293)
--------------------------------------------------------------------------------
Total                                                 $ 119,419       $ 98,753
================================================================================
Underrecovered gas costs - current                    $  33,912       $ 15,335
Underrecovered gas costs - deferred                   $  15,118       $ 33,006
================================================================================

STATEMENTS OF CASH FLOWS

For purposes of reporting cash flows, all temporary investments with maturities of three months or less are considered cash equivalents.

DERIVATIVE ACTIVITIES

Through September 30, 2000, the Company accounted for the results of its derivative activities for hedging purposes utilizing the settlement method. The settlement method provided for recognizing the gains or losses from derivatives when the related physical transaction was completed. Derivatives that were not used for hedging purposes were valued at fair value utilizing quoted market prices. Changes in fair value were recorded in net income.

Effective October 1, 2000, the Company adopted SFAS No.133, "Accounting for Derivative Instruments and Hedging Activities," as amended (SFAS 133) under which the Company records the fair value of derivatives held as assets and liabilities. The changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges are recorded, net of tax, in Other comprehensive income, a component of Common stock equity. Under SFAS 133, the Company also has certain derivative instruments that do not qualify as cash flow hedges. The change in fair value of these derivatives is recorded in net income. In addition, the changes in the fair value of the ineffective portion of derivatives qualifying for hedge accounting are recorded as an increase or decrease in gas costs or interest expense, as applicable, based on the nature of the derivatives. The derivatives that NJNG utilizes to hedge its gas-purchasing activities are recoverable through its BGSS. Accordingly, the offset to the change in fair value of these derivatives is recorded as a regulatory asset or liability. The Company has not designated any derivatives as fair value hedges.

The fair value of the derivative investments is determined by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties. In the absence thereof, the Company utilizes mathematical models based on current and historical data (See Note 10: Financial Instruments and Risk Management).

NEW ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 142, "Goodwill and Other Intangible Assets," which must be adopted in fiscal 2003. Based on its analysis, the Company does not expect this statement to have a material effect on its financial position, results of operations or cash flows.

In June 2001, the FASB also issued SFAS No. 143, "Accounting for Asset Retirement Obligations" (SFAS 143), which must be adopted in fiscal 2003. SFAS 143 applies to the legal obligation associated with the retirement of long-lived tangible assets that result from acquisition, construction, development and normal operations. The Company has completed its assessment of SFAS 143 and based on its analysis, the Company does not expect this statement to have a material effect on its financial position, results of operations or cash flows.

The Company recovers certain asset retirement costs through rates charged to customers as a portion of its depreciation expense. When depreciable properties are retired, the original cost thereof, plus cost of removal less salvage, is charged to accumulated depreciation. As of September 30, 2002, the Company had excess costs recovered over costs incurred totaling $67.7 million, which will be reclassified from accumulated depreciation to a regulatory liability for the reporting periods beginning after October 1, 2002.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), which must be adopted by fiscal 2003. SFAS 144 requires that one accounting model be used for long-lived assets to be disposed of and the broadening of the presentation of discontinued operations to include more disposal transactions. Based on its analysis, the Company does not expect this statement to have a material effect on its financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Cost Associated with Exit or Disposal Activities" (SFAS 146), which must be adopted for exit or disposal activities that are initiated after December 31, 2002. Based on its analysis, the Company does not expect this statement to have a material effect on its financial position, results of operations or cash flows.

CHANGE IN ACCOUNTING POLICY

The Company will begin to expense the cost of stock options granted beginning in fiscal 2003. Any future stock options will be expensed over the life of the stock option vesting period in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS 123).

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year reporting.

USE OF ESTIMATES

The consolidated financial statements of the Company include estimates and assumptions of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results in the future may differ from such estimates.


New Jersey Resources Corporation   2002 Annual Report                         45

2. DISCONTINUED OPERATIONS

In May 1995, the Company adopted a plan to exit the oil and natural gas production business and pursue the sale of the reserves and related assets of NJR Energy and its subsidiary, New Jersey Natural Resources Company. Accordingly, the Company accounted for this segment as a discontinued operation. In 1995, based on estimates of the anticipated loss from operations until the assets were sold, the estimated loss on the sale of the remaining reserves, as well as other costs related to the closing of its offices, the Company recorded an after-tax charge of $8.7 million, or $.33 per share. Based upon actual proceeds received from the sale of the assets and costs incurred, net of insurance recoveries received in January 2000, the Company closed out its reserve balance and reported income from discontinued operations of $828,000, or $.03 per share, in the quarter ended March 31, 2000.

3. COMMON STOCK

On January 22, 2002, the Board of Directors declared a three-for-two split of its outstanding shares of common stock which was distributed on March 4, 2002, to all owners of record as of February 8, 2002. Accordingly, all prior year common share information has been restated to reflect the retroactive effect of this split.

At September 30, 2002, there were 1,117,997 shares reserved for issuance under the Company's Automatic Dividend Reinvestment and Retirement Savings Plans.

At the Company's Annual Meeting of Shareowners held on January 23, 2002, shareowners voted to merge the Long-Term Incentive Compensation Plan (Employee
Plan) and the Restricted Stock and Stock Option Program for Outside Directors (Directors' Program) into one plan, the Employee and Outside Director Long-Term Incentive Compensation Plan (Plan). Shareowners also approved the increase in the number of shares of the Company's common stock authorized for awards under the Plan to 2,625,000 from 1,500,000 shares in the Employee Plan and 275,000 shares in the Directors' Program. On March 4, 2002, the shares remaining in the Plan were split adjusted resulting in an additional 595,000 shares being reserved for issuance under the Plan. Under the Plan, the Company can issue stock options, performance units, dividend equivalent rights and service awards. At September 30, 2002, there were 1,225,428 shares remaining for issuance or grant under the Plan.

The Company issued 4,389, 28,950 and 20,541 performance units in 2002, 2001 and 2000, respectively. The performance units vest over a three-year period and are subject to the Company achieving certain performance targets. The annual expense associated with these issuances was $299,000, $625,000 and $668,000 in 2002, 2001 and 2000, respectively.

All options granted under the Plan have been non-qualified stock options. They give the holder a right to purchase the Company's common stock at prices no less than the closing price on the date of the grant. Generally, no option can be exercised before one year or more than ten years from the date of each grant.

Under the Plan, each outside director receives an award of 200 shares of restricted stock that vests over four years and is granted 5,000 options upon joining the Board, and receives an annual grant of 1,500 options. In 2002, no shares were issued or forfeited.

As permitted by SFAS 123, the Company continued to apply Accounting Principles Board Opinion No. 25 and its related interpretations in accounting for its stock-based plans and provides the pro forma disclosures required by SFAS 123. No compensation expense has been recognized for its stock-based plans except for performance-based awards. If compensation expense had been determined based on the fair value of stock options at the date of grant consistent with the methodology of SFAS 123, the Company's net income would have been reduced by approximately $623,000 ($.03 per share - Basic and $.02 per share - Diluted) in 2002; $358,000 ($.02 per share - Basic and Diluted) in 2001; and $331,000 ($.02 per share - Basic and Diluted) in 2000.

The following table summarizes the assumptions used in the Black-Scholes option pricing model and the resulting weighted average fair value of the stock options for the past three years:

                                         2002            2001            2000
--------------------------------------------------------------------------------
Dividend yield                            3.6%            4.0%            4.2%
Volatility                              16.47%          18.82%          19.04%
Expected life (years)                     7.9             8.0             8.2
Weighted average fair value          $   3.52        $   3.03        $   2.89
================================================================================

The following table summarizes the stock option activity for the past three years:

                                                                    Weighted
                                                                     Average
                                                Shares            Exercise Price
--------------------------------------------------------------------------------
Outstanding at
    September 30, 1999                        1,029,863              $21.75
================================================================================
Granted                                         219,270              $26.02
Exercised                                       (24,825)             $18.93
Forfeited                                       (25,632)             $23.75
--------------------------------------------------------------------------------
Outstanding at
    September 30, 2000                        1,198,676              $22.55
================================================================================
Granted                                         641,034              $27.35
Exercised                                      (176,450)             $20.51
Forfeited                                        (2,067)             $26.44
--------------------------------------------------------------------------------
Outstanding at
    September 30, 2001                        1,661,193              $22.55
================================================================================
Granted                                          47,964              $30.22
Exercised                                      (123,157)             $20.75
Forfeited                                        (1,859)             $27.30
--------------------------------------------------------------------------------
Outstanding at
    September 30, 2002                        1,584,141              $25.06
================================================================================
Exercisable at
    September 30, 2002                          799,976              $23.32
================================================================================


New Jersey Resources Corporation   2002 Annual Report                         46

The following table summarizes stock options outstanding and exercisable at September 30, 2002:

                               Outstanding                     Exercisable
                    ---------------------------------    ----------------------
                                             Average                   Average
Exercise                          Average    Exercise                  Exercise
Price Range          Options      Life(a)      Price     Options        Price
--------------------------------------------------------------------------------
$13.00-$16.00          53,757       2.5     $   15.59     53,757      $   15.59
$16.25-$19.50         170,354       3.1     $   18.48    170,354      $   18.48
$19.50-$22.75          21,542       5.1     $   21.36     20,042      $   21.25
$22.75-$26.00         599,857       6.6     $   24.94    346,078      $   24.60
$26.00-$29.25         690,246       8.1     $   27.29    205,245      $   27.26
$29.25-$32.50          48,385       9.3     $   30.33      4,500      $   29.33
--------------------------------------------------------------------------------
Total               1,584,141       6.8     $   25.06    799,976      $   23.32
================================================================================

(a) Average contractual life remaining in years

In fiscal 1998, the Company adopted SFAS No. 128, "Earnings Per Share," which established standards for computing and presenting basic and diluted earnings per share (EPS). The incremental shares required for inclusion in the denominator for the diluted EPS calculation were 307,883 in 2002, 202,599 in 2001 and 186,066 in 2000. These shares relate to stock options and restricted stock and were calculated using the treasury stock method. The numerator for each applicable basic and diluted calculation was income from continuing operations and net income.

In 1996, the Board of Directors authorized the repurchase of up to 1 million of the Company's common shares. In 1999 and 2002, the repurchase plan was expanded to 1.5 million shares and 2 million shares, respectively. As of September 30, 2002, the Company has repurchased 1,531,153 shares of its common stock at a cost of $54.5 million.

4. SHAREHOLDER RIGHTS PLAN

In July 1996, the Board of Directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on or after August 15, 1996. Each right entitles its holder to purchase 1/1500 of one share of the Series A Stock, as defined below, at an exercise price of $36.67.

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

5. LONG-TERM DEBT, DIVIDENDS AND RETAINED EARNINGS RESTRICTIONS

Annual redemption requirements for the next five years are as follows: 2003, $27 million; 2004, $107.4 million; 2005, $27.1 million; 2006, $2.2 million; and
2007, $2.4 million.

NJNG's mortgage secures its First Mortgage Bonds and represents a lien on substantially all of its property, including gas supply contracts. Certain indentures supplemental to the mortgage include restrictions as to cash dividends and other distributions on NJNG's common stock, which restrictions apply so long as certain series of First Mortgage Bonds are outstanding. Under the most restrictive provision, approximately $114.2 million of NJNG's retained earnings was available for such purposes at September 30, 2002.

NJNG has entered into loan agreements with the New Jersey Economic Development Authority (EDA) through which the EDA issues bonds to the public. To secure its loans from the EDA, NJNG issues First Mortgage Bonds with interest rates and maturity dates identical to the EDA Bonds. In April 1998, the EDA loaned NJNG the proceeds from its $18 million Natural Gas Facilities Revenue Bonds, Series 1998C (1998 Bonds). The 1998 Bonds mature on April 1, 2033. The proceeds from the 1998 Bonds were deposited into a project construction fund. NJNG may obtain such funds in reimbursement of its qualified expenditures relating to the project upon delivering an equivalent amount of its Adjustable Rate Series GG First Mortgage Bonds (Series GG Bonds) to the indenture trustee. NJNG drew down the final $3.6 million and $4 million from the construction fund and issued like amounts of its Series GG Bonds in 2002 and 2001, respectively.

In July 2002, the EDA approved $12 million of new funds to finance NJNG's northern division construction over the next three years.

At September 30, 2002 and 2001, NJNG had total long-term variable-rate debt outstanding of $122.1 million. In 2002, $97 million of tax-exempt EDA debt was hedged by a 3.25 percent interest rate cap which expires in July 2004. At September 30, 2001, $56 million of variable-rate debt had been hedged by a 6.5 percent interest rate cap. At September 30, 2002 and 2001, the weighted average interest rate on NJNG's variable-rate debt was 1.4 percent and 2.5 percent, respectively.

In 2002, NJNG entered into an agreement with a financing company whereby NJNG received $20.6 million related to the sale and leaseback of a portion of its meters.

In December 1995, the BPU approved NJNG's petition to enter into a master lease agreement for its headquarters building for a 25.5-year term with two 5-year renewal options. The present value of the agreement's minimum lease payments is reflected as both a capital lease asset and a capital lease obligation, which are included in Utility Plant and Long-Term Debt, respectively, on the Consolidated Balance Sheets. In accordance with its ratemaking treatment, NJNG records rent expense as if the lease was an operating lease. Minimum annual lease payments are $2.6 million in 2003 and 2004, $2.7 million in 2005, $2.9 million in 2006 and 2007, with $47 million over the remaining term of the lease. Approximately 24 percent of the building, representing approximately $355,000 of lease payments in 2002, is presently subleased to other tenants.


New Jersey Resources Corporation   2002 Annual Report                        47

The Company has a $335 million revolving credit agreement with several banks. The Company's portion of the facility consists of $135 million with a 3-year term expiring January 2004, and the NJNG portion of the facility consists of $100 million with a 364-day term and $100 million with a 3-year term expiring January 2004. The Company's facility is used to finance its unregulated operations. The NJNG facility is used to support its commercial paper borrowings. Consistent with management's intent to maintain its commercial paper borrowings on a long-term basis and as supported by its long-term revolving credit facility, at September 30, 2002, the Company included $25 million of commercial paper borrowings as Long-term debt on the Consolidated Balance Sheet. At September 30, 2002 and 2001, the Company had variable-rate debt outstanding of $105.3 million and $55.9 million, with a weighted average interest rate of
2.2 percent and 3.9 percent, respectively.

6. SHORT-TERM DEBT AND CREDIT FACILITIES

Committed credit facilities of NJNG support the issuance of commercial paper and provide for bank loans at negotiable rates at or below the prime rate. These credit facilities total $200 million and require commitment fees on the unused amounts. A comparison of pertinent data follows:

(Thousands)                                  2002          2001          2000
--------------------------------------------------------------------------------
Bank credit facilities                     $200,000      $150,000      $100,000
Maximum amount outstanding                 $149,750      $154,200      $111,000
Average daily amount outstanding
    Notes payable to banks                 $    625      $    900      $  2,400
    Commercial paper                       $ 80,300      $ 90,400      $ 50,400
Weighted average interest rate
    Notes payable to banks                     2.51%         5.90%         6.56%
    Commercial paper                           2.21%         4.79%         6.04%
Amount outstanding at year end
    Notes payable to banks                       --      $  1,000            --
    Commercial paper                       $ 74,900      $134,800      $ 43,300
Interest rate at year end
    Notes payable to banks                       --          3.94%           --
    Commercial paper                           1.80%         3.27%         6.57%
================================================================================

The Company has also entered into a $10 million demand loan agreement and a $15 million loan agreement with banks, both of which expire on December 31, 2002. At September 30, 2002, $10 million was outstanding under these agreements.

7. INCOME TAXES

The Company's federal income tax returns through 1998 have either been examined by the Internal Revenue Service or the related statute of limitations has expired, and all matters have been settled. The 1999 and 2000 federal income tax returns have been reviewed by audit survey with no changes noted.

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35 percent to pre-tax income for the following reasons:

(Thousands)                                 2002           2001           2000
--------------------------------------------------------------------------------
Statutory income
    tax expense                          $ 32,469       $ 29,497       $ 26,989
Change resulting from

    State income taxes                      5,597          5,052          4,797
    Depreciation and
        cost of removal                    (1,362)        (1,728)        (1,799)
    Investment tax credits                   (348)          (348)          (448)
    Other                                    (432)          (512)          (392)
--------------------------------------------------------------------------------
Income tax provision                     $ 35,924       $ 31,961       $ 29,147
================================================================================

The Income tax provision was composed of the following:

(Thousands)                                 2002           2001           2000
--------------------------------------------------------------------------------
Current
    Federal                             $  9,339       $ 13,694       $  6,512
    State                                  3,811         10,838          4,976
Deferred
    Federal                               18,321         10,844         15,703
    State                                  4,801         (3,067)         2,404
Investment tax credits                      (348)          (348)          (448)
--------------------------------------------------------------------------------
Income tax provision                    $ 35,924       $ 31,961       $ 29,147
================================================================================
Charged to
    Income tax provision                $ 35,924       $ 32,891       $ 29,147
    Cumulative effect of
      a change in accounting                  --           (930)            --
--------------------------------------------------------------------------------
Total provision                         $ 35,924       $ 31,961       $ 29,147
================================================================================

The tax effects of significant temporary differences comprising the Company's net deferred income tax liability at September 30, 2002 and 2001,were as follows:

(Thousands)                                              2002           2001
--------------------------------------------------------------------------------
Current
    Deferred gas costs                                 $ 11,858       $  5,362
    Weather-normalization clause                          3,521          2,203
    Other                                                (2,090)        (2,225)
--------------------------------------------------------------------------------
Current deferred tax liability, net                    $ 13,289       $  5,340
================================================================================
Non-current
    Property-related items                             $ 83,127       $ 78,357
    Customer contributions                               (4,189)        (4,336)
    Capitalized overhead and interest                    (4,740)        (3,481)
    Deferred gas costs                                    5,287         11,542
    Unamortized investment tax credits                   (2,906)        (3,254)
    Remediation costs                                    21,752         13,473
    Weather-normalization clause and other               (5,896)         2,881
--------------------------------------------------------------------------------
Non-current deferred tax liability, net                $ 92,435       $ 95,182
================================================================================


New Jersey Resources Corporation   2002 Annual Report                        48

8. REGULATORY ISSUES

In July 2000, NJNG amended a September 1999 BGSS filing in response to a significant increase in the wholesale cost of gas. The amended filing requested an approximate 16 percent increase in prices for firm sales customers through an increase in the Gas Cost Recovery (GCR) and Remediation Adjustment (RA) factors to be slightly offset by a decrease in the Prior Gas Cost Adjustment (PGCA) and Transportation Education and Implementation (TEI) factors. The filing proposed the Demand Side Management (DSM) and Weather-Normalization Clause (WNC) factors remain the same. The prices for transportation customers would remain relatively stable as a result of the changes requested in the filing. The filing also requested that the monthly and annual limits of a Flexible Pricing Mechanism
(FPM), which allows NJNG to make additional pricing adjustments on a monthly basis to reflect market changes, be expanded. In November 2000, the BPU approved a 16 percent increase to the GCR.

In fiscal 2001, the BPU approved price increases of approximately 2 percent per month for a period from December 2000 through July 2001 under the FPM. The BPU also directed NJNG to establish a Gas Cost Underrecovery Adjustment (GCUA) surcharge to collect the underrecovered gas costs and accrue interest at a rate of 5.75 percent per year, commencing December 1, 2001, until November 30, 2004.

On November 15, 2001, NJNG filed with the BPU for the establishment of the GCUA to collect $29.9 million in underrecovered gas costs and sought to reduce its gas cost recovery rate. The combined effect of the two changes resulted in an approximate 10.8 percent price decrease effective December 1, 2001.

On January 21, 2002, NJNG filed with the BPU for a 3 percent price decrease in the BGSS as a result of lower projected gas costs. The BPU approved this filing on February 6, 2002, and the decrease became effective immediately.

On October 17, 2002, NJNG filed a BGSS request with the BPU for a 3 percent price increase, reflecting higher projected gas costs, to be effective December 1, 2002. The filing also contemplates a January 2003 filing to update gas costs which could lead to a price adjustment effective February 1, 2003.

NJNG's margin-sharing programs include off-system sales, capacity release and portfolio-enhancing programs with customers and shareowners, based on a formula which is in effect until December 2002. As part of its annual BGSS filing in November 2001, NJNG requested from the BPU an extension of these programs through 2004. On October 30, 2002, the BPU approved an agreement whereby the existing margin-sharing between customers and shareowners for off-system sales, capacity release and financial risk management transactions was extended through October 31, 2003. As part of this agreement, the portfolio-enhancing programs, which include the permanent reduction of the cost of capacity, would continue to receive 60/40 sharing treatment between customers and shareowners for transactions completed on or before December 31, 2002.

NJNG is also involved in various proceedings associated with several other adjustment clauses (e.g., Transportation Education and Implementation (TEI) and Comprehensive Resource Analysis (CRA) factors) which, in management's opinion, will not have a material adverse effect on its financial condition or results of operations.

In February 1999, the Electric Discount and Energy Competition Act (EDECA), which provides the framework for the restructuring of New Jersey's energy market, became law. In March 2001, the BPU issued a written order that approved a stipulation agreement among various parties to fully open NJNG's residential markets to competition, restructure its rates to segregate its BGSS and delivery (i.e., transportation) prices as required by EDECA and expand an incentive for residential and small commercial customers to switch to transportation service.

In June 2001, the BPU initiated a proceeding regarding the provision of BGSS. In July 2001, NJNG submitted a BGSS proposal that provides for additional customer choices and includes a request to develop new incentive mechanisms. In January 2002, the BPU issued an order, which stated that BGSS could be provided by suppliers other than the state's natural gas utilities, but at this time it should be provided by the state's natural gas utilities. The parties are currently discussing NJNG's July 2001 proposal, and no assurance can be made as to the timing or terms of any resolution to such proposal.

In December 2000, the BPU issued a written order resolving a customer account service proceeding and approving the transfer of NJNG's existing appliance service business to Home Services, an unregulated subsidiary of the Company. The order also continues NJNG's current third-party billing policies and delays until May 2003, absent a significant breakthrough in metering technology, any further decision on meter reading and other potentially competitive services.

In March 2000, the BPU issued interim Affiliate Relations, Fair Competition and Accounting Standards and Related Reporting Requirements. As required, NJNG filed a compliance plan related to these standards. The BPU is required to audit the state's energy utilities every two years. In April 2000, the audit division of the BPU and an independent consulting firm audited the Company's compliance with the standards. In February 2002, the BPU issued an order accepting mutually agreed-upon recommendations. In June 2002, the BPU initiated its next compliance audit.

9. EMPLOYEE BENEFIT PLANS

PENSION PLANS

The Company has two trusteed, non-contributory defined benefit retirement plans covering regular represented and non-represented employees with more than one year of service. All represented employees of Home Services hired on or after October 1, 2000, are covered by an enhanced defined contribution plan instead of the Defined Benefit Plan.

Defined Benefit Plan benefits are based on years of service and average compensation during the highest 60 consecutive months of employment. The Company makes annual contributions to the plans consistent with the funding requirements of federal laws and regulations.

The Company maintains an unfunded non-qualified pension equalization plan that was established to provide employees with the full level of benefits as stated in the qualified plan document without reductions due to various limitations imposed by the provisions of Federal income tax laws and regulations.


New Jersey Resources Corporation   2002 Annual Report                         49

The components of the net pension cost were as follows:

(Thousands)                                2002           2001           2000
--------------------------------------------------------------------------------
Service cost                             $ 1,957        $ 1,622        $ 1,728
Interest cost                              4,813          4,365          4,101
Expected return on plan assets            (6,065)        (5,996)        (5,542)
Amortization of prior service cost            87             87             87
Recognized actuarial (gain) loss              --           (356)           (68)
Recognized net initial obligation           (306)          (306)          (306)
Recognized acturial loss due to
 special termination                          --            574             --
--------------------------------------------------------------------------------
Net periodic pension cost                $   486        $   (10)       $    --
================================================================================

Plan assets consist primarily of corporate equities and obligations, U.S. Government obligations and cash equivalents. A reconciliation of the funded status of the plans to the amounts recognized in the Consolidated Balance Sheets is presented below:

(Thousands)                                            2002             2001
--------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year              $ 65,407        $ 55,483
Service cost                                            1,957           1,622
Interest cost                                           4,813           4,365
Plan participants' contributions                           62              62
Actuarial loss                                          8,068           6,410
Special termination benefit                                --             574
Benefits paid                                          (3,182)         (3,109)
--------------------------------------------------------------------------------
Benefit obligation at end of year                    $ 77,125        $ 65,407
================================================================================
Change in plan assets
Fair value of plan assets at beginning of year       $ 51,830        $ 68,382
Actual return on plan assets                           (4,601)        (13,505)
Plan participants' contributions                           62              62
Benefits paid                                          (3,182)         (3,109)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year             $ 44,109        $ 51,830
================================================================================
Funded status                                        $(33,017)       $(13,577)
Unrecognized net loss                                  29,225          10,490
Unrecognized prior service cost                           489             576
Unrecognized net initial obligation                      (525)           (831)
--------------------------------------------------------------------------------
Net amount recognized                                $ (3,828)       $ (3,342)
================================================================================
Amounts recognized in Consolidated
 Balance Sheets
Accrued benefit liability included in
 Accounts payable and other                          $ (2,417)             --
 Postretirement employee benefit liability            (16,211)       $ (3,342)
Intangible asset                                          215              --
Accumulated other comprehensive income                 14,585              --
--------------------------------------------------------------------------------
Net liability recognized                             $ (3,828)       $ (3,342)
================================================================================

The accumulated benefit obligation at September 30, 2002 and 2001, was $62.7 million and $54.1 million, respectively.

At September 30, 2002, the Company recorded an additional minimum pension liability of $14.8 million, which is included in Postretirement employee benefit liability on the Consolidated Balance Sheet. This minimum liability resulted from a decrease in the fair value of plan assets, which was due primarily to declining stock market values, and a decrease in the discount rate and expected asset return assumptions.

The Company's funding policy is to contribute an amount in accordance with the provisions of the Employment Retirement Income Security Act of 1974, as amended. The Company was not required to and did not make funding contributions to its pension plans for fiscal years ended 2002 and 2001. The Company is required to make minimum funding contributions of approximately $2.4 million during fiscal 2003.

The weighted average assumptions are as follows:


                                                     2002                 2001
--------------------------------------------------------------------------------
Discount rate                                       6.75%                7.50%
Expected asset return                               9.25%                9.50%
Compensation increase                               4.00%                4.00%
================================================================================

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

The components of the net postretirement benefit cost are as follows:

(Thousands)                                 2002           2001           2000
--------------------------------------------------------------------------------
Service cost                              $   799        $   615        $   670
Interest cost                               1,777          1,519          1,389
Expected return on plan assets               (520)          (555)          (413)
Amortization of

  Transition obligation                       357            372            430
  Prior service cost                           74             84            124
  Loss                                        335             65             45
Special termination benefit                    --            168             --
--------------------------------------------------------------------------------
Total net periodic benefit cost           $ 2,822        $ 2,268        $ 2,245
================================================================================


New Jersey Resources Corporation   2002 Annual Report                         50

A reconciliation of the accumulated postretirement benefit obligation (APBO) to the amounts recognized on the Consolidated Balance Sheets at September 30, 2002 and 2001, is presented below:

(Thousands)                                             2002            2001
--------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation at beginning of year               $ 23,656        $ 20,075
Service cost                                               799             615
Interest cost                                            1,777           1,519
Plan amendments                                             --          (1,427)
Actuarial loss                                           2,063           3,534
Benefits paid                                             (989)           (828)
Special termination benefit                                 --             168
--------------------------------------------------------------------------------
Benefit obligation at end of year                     $ 27,306        $ 23,656
================================================================================
Change in plan assets
Fair value of plan assets at beginning of year        $  5,458        $  5,535
Actual return on plan assets                              (445)         (1,116)
Employer contributions                                   2,242           1,867
Benefits paid                                             (989)           (828)
--------------------------------------------------------------------------------
Fair value of plan assets at end of year              $  6,266        $  5,458
================================================================================
Funded status                                         $(21,040)       $(18,198)
Unrecognized transition obligation                       3,955           4,312
Unrecognized prior service cost                            686             760
Unrecognized net loss                                   10,294           7,601
--------------------------------------------------------------------------------
Net amount recognized                                 $ (6,105)       $ (5,525)
================================================================================
Amounts recognized in Consolidated
  Balance Sheets
Accounts payable and other                            $ (2,579)       $ (2,242)
Postretirement employee benefit liability               (3,526)         (3,283)
--------------------------------------------------------------------------------
Net amount recognized                                 $ (6,105)       $ (5,525)
================================================================================

Based upon certain regulatory and actuarial assumptions, the Company anticipates making contributions of approximately $2.6 million during fiscal 2003.

The weighted average assumptions are as follows:

(Thousands)                                          2002                 2001
--------------------------------------------------------------------------------
Discount rate                                        6.75%                7.50%
Expected asset return                                8.75%                9.00%
Compensation increase                                4.00%                4.00%
================================================================================

Effect of a 1 percentage point increase in the health care cost trend rate on:

(Thousands)                                                2002           2001
--------------------------------------------------------------------------------
Year-end benefit obligation                               $4,474         $3,406
Total of service and interest cost components             $  485         $  444
================================================================================

Effect of a 1 percentage point decrease in the health care cost trend rate on:

(Thousands)                                                2002           2001
--------------------------------------------------------------------------------
Year-end benefit obligation                             $(3,585)       $(2,720)
Total of service and interest cost components           $  (375)       $  (347)
================================================================================

The assumed health care cost trend rate used in measuring the APBO as of September 30, 2002, was 9 percent, gradually declining to 4.5 percent in 2006, and then remaining constant thereafter.

DEFINED CONTRIBUTION PLAN

The Company offers an Employees' Retirement Savings Plan (Savings Plan) to eligible employees. The Company matches 50 percent of participants' contributions up to 6 percent of base compensation.

For represented Home Services' employees who are not eligible for participation in the Defined Benefit Plan, the Company contributes between 2 and 3 percent of base compensation, depending on service, into the Savings Plan on their behalf.

The amount expensed for the matching provision of the savings plan was $959,000, $719,000 and $678,000 in 2002, 2001 and 2000, respectively.

10. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company and its subsidiaries are subject to market risk due to fluctuations in the price of natural gas. To hedge against such fluctuations, the Company and its subsidiaries enter into futures contracts, option agreements and over-the-counter swap agreements. NJNG's recovery of gas costs is protected by the BGSS, but to hedge against price fluctuations, NJNG utilizes futures, options and swaps through its corporate financial risk management program. Energy Services hedges purchases and sales of storage gas and transactions with wholesale customers. NJR Energy has hedged a long-term, fixed-price contract to sell natural gas.

The following table reflects the changes in the fair market value of commodity derivatives from September 30, 2001, to September 30, 2002:

                                    Balance                   Increase                     Less                      Balance
                                  September 30,          (Decrease) in Fair               Amounts                 September 30,
(Thousands)                           2001                   Market Value                 Settled                      2002
-----------------------------------------------------------------------------------------------------------------------------------
NJNG                                $(20,978)                  $ (6,512)                  $(24,926)                  $ (2,564)
Energy Services                       15,355                      4,028                     34,072                    (14,689)
NJR Energy                              (343)                     3,791                         86                      3,362
-----------------------------------------------------------------------------------------------------------------------------------
Total                               $ (5,966)                  $  1,307                   $  9,232                   $(13,891)
===================================================================================================================================

There were no contracts originated and valued at fair market value and no changes in methods of valuations during the year ended September 30, 2002.


New Jersey Resources Corporation   2002 Annual Report                         51

The following is a summary of fair market value of commodity derivatives at September 30, 2002, by method of valuation and by maturity:

                                                         After          Total
(Thousands)                2003         2004-2006         2006        Fair Value
--------------------------------------------------------------------------------
Price based
on NYMEX                $(18,892)       $(11,263)       $  2,027       $(28,128)

Price based on
over-the-counter
published
quotations                 5,034           6,857             154         12,045

Price based
upon models                  189             187           1,816          2,192
--------------------------------------------------------------------------------
Total                   $(13,669)       $ (4,219)       $  3,997       $(13,891)
================================================================================

The following is a summary of commodity derivatives by type as of September 30, 2002:

                           Net                               Amount included in
                         Volume           Price per               Derivatives
                          (Bcf)             Mmbtu                 (Thousands)
--------------------------------------------------------------------------------
NJNG
         Futures            0.0         $3.11 -  3.49                $ (175)
         Options            2.1         $3.00 - 10.00                (2,319)
         Swaps             36.5                                         (68)
Energy Services
         Futures            2.7          $2.85 - 4.43               (15,050)
         Options            1.6          $2.75 - 3.75                     76
         Swaps             39.8                                          283
NJR Energy
         Swaps             18.9                                        3,362
--------------------------------------------------------------------------------
Total                                                               $(13,891)
================================================================================

In March 1992, NJR Energy entered into long-term, fixed-price contracts to sell natural gas to an energy marketing company. In October 1994, in conjunction with a shift in capital allocation policy, NJR Energy entered into a swap agreement that hedged its risk for sales volumes under the contract that were in excess of the estimated production from natural gas reserves owned at that time. NJR Energy subsequently sold its natural gas reserves pursuant to a plan to exit the oil and natural gas production business. To hedge its risk for sales volumes under such contract, which would have otherwise been fulfilled by its producing reserve base, NJR Energy entered into a second swap agreement in June 1995. Under the terms of the swap agreements, NJR Energy pays to the counterparties the identical fixed price it receives from the gas marketing company in exchange for the payment by the counterparties of an index price plus a spread per Mmbtu (i.e., floating price) for the total volumes under the gas sales contract. The swap agreements were effective as of November 1995 and will expire on the same date as the underlying gas sales contract.

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

The fair value of cash and temporary investments, accounts receivable, accounts payable, commercial paper and borrowings under revolving credit facilities is estimated to equal their carrying amounts due to the short maturity of those instruments. The estimated fair value of long-term debt is based on quoted market prices for similar issues. The carrying amount of long-term debt was $348.1 million and $323.7 million, with a fair market value of $357.9 million and $329.3 million, at September 30, 2002 and 2001, respectively.

Effective October 1, 2000, the Company adopted SFAS 133 (See Note 1: Summary of Significant Accounting Policies -- Derivative Activities).

At October 1, 2000, the effect of adopting SFAS 133 was as follows:


(Thousands)
--------------------------------------------------------------------------------
Fair value of derivative assets                                       $ 56,963
Fair value of derivative liabilities                                  $ 17,657
Regulatory liability                                                  $  6,834
Cumulative effect on net income
 from a change in accounting, net of tax                              $ (1,347)
Accumulated other comprehensive
 income, net of tax                                                   $ 20,530
================================================================================

The cumulative effect on net income from a change in accounting resulted from derivatives that do not qualify for hedge accounting.

The amounts included in Other comprehensive income that relate to natural gas instruments will reduce or be charged to gas costs as the related transaction occurs. Of the amount recorded to Other comprehensive income on the October 1, 2000, transition date, $20.1 million was recorded as a reduction to gas costs in fiscal 2001. The amounts related to interest rate instruments are charged to interest expense as the future transaction occurs.

In July 2001, the Company entered into a five-year, zero-premium collar to hedge changes in the value of 100,000 shares of its investment in Capstone Turbine Corporation (Capstone). The collar consists of a purchased put option with a strike price of $9.97 per share and a sold call option with a strike price of $24.16 per share for 100,000 shares. The Company entered into this transaction to hedge its anticipated sale of 100,000 shares of Capstone at the settlement date in 2006 and, accordingly, accounts for the transaction as a cash flow hedge. Other comprehensive income for the year ended September 30, 2002, included a $389,000 unrealized gain related to this collar. At September 30, 2002, Accumulated other comprehensive income included a $841,000 unrealized gain related to this collar. In July 2002, the Company sold all of its unhedged Capstone shares and realized an after-tax loss of $449,000.

The ineffective portions of derivatives qualifying for hedge accounting were immaterial in 2002.

The cash flow hedges described above cover various periods of time ranging from November 2002 to October 2010.


New Jersey Resources Corporation   2002 Annual Report                         52

11. COMPREHENSIVE INCOME

The components of comprehensive income are as follows:


(Thousands)                                   2002         2001         2000
--------------------------------------------------------------------------------
Net income                                  $ 56,844     $ 52,316     $ 48,764
--------------------------------------------------------------------------------

Other comprehensive income:
Change in fair value of equity
  investments, net                               296      (13,219)      13,477
Change in fair value of derivatives, net     (13,669)     (11,199)          --
Minimum pension liability
  adjustment, net                             (8,627)          --           --
Cumulative effect of a change in
  accounting for derivatives, net                 --       20,530           --
--------------------------------------------------------------------------------

Total Other comprehensive income             (22,000)      (3,888)      13,477
================================================================================
Comprehensive income                        $ 34,844     $ 48,428     $ 62,241
================================================================================

12. COMMITMENTS AND CONTINGENT LIABILITIES

NJNG has entered into long-term contracts, expiring at various dates through 2022, for the supply, storage and delivery of natural gas. These contracts include fixed charges of approximately $95 million annually at current contract rates and volumes, which are recovered through the BGSS.

Capital expenditures are estimated at $52 million and $54 million in 2003 and 2004, respectively, and consist primarily of NJNG's construction program to support its customer growth and maintain its distribution system.

Through September 2000, NJNG had been sharing the cost of environmental investigations and remedial actions at ten former MGP sites with the former owner. In September 2000, a revised agreement was executed whereby NJNG is responsible for two of the sites, while the former owner is responsible for the remaining eight sites. Also in September 2000, NJNG purchased a 20-year cost containment insurance policy for these two sites. NJNG continues to participate in the investigation and remedial action for one MGP site that was not subject to the original cost-sharing agreement. Through the RA approved by the BPU, NJNG is recovering expenditures incurred through June 30, 1998, over a 7-year period. Costs incurred subsequent to June 30, 1998, including carrying costs on the deferred expenditures (See Note 1: Summary of Significant Accounting Policies, Capitalized and Deferred Interest), will be reviewed and recovered over rolling 7-year periods, subject to BPU approval. In September 1999, NJNG filed for recovery of expenditures incurred through June 30, 1999, and in January 2001, NJNG filed for recovery of expenditures incurred through June 30, 2000. The BPU is currently reviewing these filings. In July 2002 with the assistance of an outside consulting firm, NJNG updated an environmental review of the sites, including a review of its potential liability for investigation and remedial action. On the basis of such review, NJNG estimates that, exclusive of any insurance recoveries, total future expenditures to remediate and monitor known MGP sites will range from $65.8 million to $83.3 million. NJNG's estimate of these liabilities is based upon currently available facts, existing technology and presently enacted laws and regulations, however, actual costs may differ from these estimates. Where available information is sufficient to estimate the amount of the liability, it is NJNG's policy to accrue the full amount of such estimate. Where the information is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, it is NJNG's policy to accrue the lower end of the range. Accordingly, NJNG has recorded an MGP remediation liability of $65.8 million and a corresponding Regulatory asset of $42.3 million, net of insurance recoveries, on the Consolidated Balance Sheet. The actual costs to be incurred by NJNG are dependent upon several factors, including final determination of remedial action, changing technologies and governmental regulations, the ultimate ability of other responsible parties to pay and any insurance recoveries. NJNG will continue to seek recovery of such costs through the RA.

Energy Services has entered into a marketing and management agreement for the Stagecoach storage project. Stagecoach is a high-injection/high-withdrawal facility in New York State with 12 billion cubic feet (Bcf) of working gas capacity and interstate pipeline connections to the Northeast markets. Stagecoach received Federal Energy Regulatory Commission (FERC) certification for full operations on June 27, 2002.

Energy Services is the exclusive agent for marketing Stagecoach services for a 10-year period, subject to termination rights, ending March 31, 2012. During this period, Energy Services has agreed to arrange contracts for, or purchase at fixed prices, sufficient services to provide Stagecoach with revenues of approximately $14 million for the period from July 1, 2002, to March 31, 2003, and $22 million annually from April 1, 2003, to March 31, 2012. Stagecoach can require Energy Services to make the foregoing purchases only if Stagecoach is capable of providing the underlying services. In addition, Energy Services believes that the price at which it would be required to purchase these services is currently below market. Energy Services has reached 3-year agreements with third parties for the purchase of over 50 percent of the required level of services from Stagecoach. On August 8, 2002, NJNG, in connection with its system requirements, was awarded 2-year agreements for Stagecoach storage and transportation services. These agreements were awarded pursuant to an open bid process. The NJNG agreements represent an additional 35 percent of the required level of services for the 2-year period. Due to the price levels of the potential purchase obligations to Energy Services, as compared with current market prices, and the current and expected level of contracts, the Company does not currently believe that the potential purchase obligation in the Stagecoach agreement will result in any future losses.

Additionally, under the Stagecoach agreement, Energy Services is required to provide to, and maintain at, the Stagecoach facility 2 Bcf of firm base gas and to manage up to 3 Bcf of interruptible base gas for the term of the agreement.


New Jersey Resources Corporation   2002 Annual Report                         53

At September 2002, NJNG had $97.1 million in stand-by letters of credit (Letters of Credit) with several banks which provide liquidity support for the Natural Gas Facilities Refunding Revenue Bonds and Natural Gas Revenue Bonds issued by the EDA. The Letters of Credit have various expiration dates with the latest expiring in January 2003. The Bond issues, which are recorded as Long-term debt on the Consolidated Balance Sheets, are being remarketed on a weekly and daily basis. In fiscal 2003, NJNG transferred these Bonds to an auction rate mode, thereby eliminating the need for the Letters of Credit. Auctions will take place in 7- and 35-day periods.

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

The Natural Gas Distribution segment consists of regulated energy and off-system and capacity management operations. The Energy Services segment consists of unregulated fuel and capacity management and wholesale marketing operations. The Retail and Other segment consists of appliance and installation services, commercial real estate development, investment and other corporate activities.


(Thousands)                           2002             2001             2000
--------------------------------------------------------------------------------
Operating Revenues
    Natural Gas Distribution      $   774,541      $ 1,009,477      $   736,911
    Energy Services                 1,036,667        1,022,734          413,348
    Retail and Other                   19,711           21,474           26,638
--------------------------------------------------------------------------------
Total before eliminations           1,830,919        2,053,685        1,176,897
      Intersegment revenues              (165)          (5,277)         (12,348)
--------------------------------------------------------------------------------
Total                             $ 1,830,754      $ 2,048,408      $ 1,164,549
================================================================================
Depreciation and Amortization
    Natural Gas Distribution      $    31,044      $    31,676      $    30,424
    Energy Services                       219              250              154
    Retail and Other                      581              604              419
================================================================================
Total                             $    31,844      $    32,530      $    30,997
================================================================================
Operating Income
    Natural Gas Distribution      $    88,883      $    89,248      $    87,241
    Energy Services                    11,430            5,638            2,996
    Retail and Other                    4,066            4,927            3,675
================================================================================
Total                             $   104,379      $    99,813      $    93,912
================================================================================

The Company's assets for the various business segments are detailed below:

(Thousands)                                        2002                 2001
--------------------------------------------------------------------------------
Assets at Year End
     Natural Gas Distribution                  $1,059,417           $1,065,748
     Energy Services                              207,964               78,042
     Retail and Other                              51,923               48,402
================================================================================
Total                                          $1,319,304           $1,192,192
================================================================================

14. SELECTED QUARTERLY DATA (UNAUDITED)

A summary of financial data for each fiscal quarter of 2002 and 2001 follows. Due to the seasonal nature of the Company's natural gas business, quarterly amounts vary significantly during the year. In the opinion of management, the information furnished reflects all adjustments necessary for a fair presentation of the results of the interim periods.

(Thousands, except           First       Second        Third       Fourth
per share data)             Quarter      Quarter      Quarter      Quarter
--------------------------------------------------------------------------------
2002
Operating revenues         $ 395,831    $ 525,780    $ 442,309    $ 466,834
Operating income           $  34,770    $  59,300    $   9,581    $     728
Net income                 $  19,681    $  34,930    $   4,764    $  (2,531)
Earnings per share
  Basic                    $    1.10    $    1.30    $     .18    $    (.09)
  Diluted                  $    1.09    $    1.29    $     .17    $    (.09)
================================================================================
2001
Operating revenues         $ 667,487    $ 890,035    $ 260,644    $ 230,242
Operating income           $  36,265    $  55,814    $   8,785    $  (1,051)
Income before
  accounting change        $  19,056    $  33,030    $   4,312    $  (2,735)
Income from
  continuing operations    $  17,709    $  33,030    $   4,312    $  (2,735)
Net income                 $  17,709    $  33,030    $   4,312    $  (2,735)
Earnings per share
  before accounting
  change
  Basic                    $     .72    $    1.24    $     .16    $    (.10)
  Diluted                  $     .72    $    1.24    $     .16    $    (.10)
Earnings per share
from continuing
  operations
  Basic                    $     .67    $    1.24    $     .16    $    (.10)
  Diluted                  $     .67    $    1.24    $     .16    $    (.10)
Earnings per share
  Basic                    $     .67    $    1.24    $     .16    $    (.10)
  Diluted                  $     .67    $    1.24    $     .16    $    (.10)
================================================================================


New Jersey Resources Corporation   2002 Annual Report                        54

DIRECTORS AND OFFICERS
New Jersey Resources Corporation

DIRECTORS

Nina Aversano, 57 (A,E)
President and CEO
Aversano Consulting, LLC (1998)

Lawrence R. Codey, 58 (A,D)
President &
Chief Operating Officer (retired)
Public Service Electric & Gas Company
(2000)

Leonard S. Coleman, 53 (B,C,D)
Senior Advisor
The National League of
Professional Baseball Players (1995)

Laurence M. Downes, 45 (C)
Chairman of the Board &
Chief Executive Officer
New Jersey Resources Corporation (1985)

Joe B. Foster, 68 (B,C,E)
Non-Executive Chairman
Newfield Exploration Company (1994)

Hazel S. Gluck, 68 (B,C,D)
Senior Partner
Hodes, Shaw, Bodman & Gluck (1995)

James T. Hackett, 48 (A,C,D)
Chairman, President &
Chief Executive Officer
Ocean Energy, Inc. (1999)

Dorothy K. Light, 65 (B,E)
Chairman & Chief Executive Officer
Alden Enterprises, LLC (1990)

William H. Turner, 62 (A,D)
Consultant
Summus Limited (2000)

Gary W. Wolf, 64 (A,B,C,E)
Senior Partner
Cahill, Gordon & Reindel (1996)

George R. Zoffinger, 54 (B,E)
President & Chief Executive Officer
New Jersey Sports & Exposition Authority
(1996)

Duncan Thecker, 87
President
Duncan Thecker Associates
Director Emeritus (1982)

OFFICERS

Laurence M. Downes, 45 (C)
Chairman of the Board &
Chief Executive Officer (1985)

Oleta J. Harden, 53
Senior Vice President,
General Counsel & Secretary (1984)

Glenn C. Lockwood, 41
Senior Vice President &
Chief Financial Officer (1988)

(A) Member of Audit Committee

(B) Member of Corporate Governance Committee

(C) Member of Executive Committee

(D) Member of Financial Policy Committee

(E) Member of Management Development & Compensation Committee

Date represents year of affiliation with an NJR company.


New Jersey Resources Corporation   2002 Annual Report                        55

DIRECTORS AND OFFICERS
New Jersey Resources Corporation Subsidiaries

NEW JERSEY NATURAL GAS COMPANY

Directors
Laurence M. Downes, 45 (1985)
Hazel S. Gluck, 68 (1995)
Gary W. Wolf, 64 (1996)
George R. Zoffinger, 54 (1996)


Officers
Laurence M. Downes, 45
Chairman of the Board &
Chief Executive Officer
(1985)

Gary A. Edinger, 52
Senior Vice President
Energy Delivery (1972)

Oleta J. Harden, 53
Senior Vice President,
General Counsel & Secretary (1984)

Timothy C. Hearne Jr., 46
Senior Vice President &
Treasurer (1985)

Thomas J. Kononowitz, 60
Senior Vice President
Marketing Services (1963)

Kevin A. Moss, 52
Senior Vice President
Regulatory Affairs (1990)

Joseph P. Shields, 45
Senior Vice President
Energy Services (1983)

Barbara C. Roma, 56
Vice President
Customer Services (1967)

NJR SERVICE CORPORATION

Laurence M. Downes, 45
President &
Chief Executive Officer (1985)

Oleta J. Harden, 53
Senior Vice President,
General Counsel & Secretary (1984)

Timothy C. Hearne Jr., 46
Senior Vice President & Treasurer (1985)

Glenn C. Lockwood, 41
Senior Vice President &
Chief Financial Officer (1988)

Hugo C. Bottino, 51
Vice President
Human Resources (1981)

Deborah G. Zilai, 49
Vice President
Business Transformation &
Technology (1996)


NJR ENERGY SERVICES COMPANY

Laurence M. Downes, 45
President &
Chief Executive Officer (1985)

Glenn C. Lockwood, 41
Senior Vice President &
Chief Financial Officer (1988)

Oleta J. Harden, 53
Secretary (1984)

Joseph P. Shields, 45
Senior Vice President (1983)


NJR HOME SERVICES COMPANY

Wayne K. Tarney, 61
President (1996)

Oleta J. Harden, 53
Secretary (1984)


COMMERCIAL REALTY & RESOURCES CORP.

John Lishak Jr., 62
President (1981)

Glenn C. Lockwood, 41
Senior Vice President &
Chief Financial Officer (1988)

Oleta J. Harden, 53
Secretary (1984)



Date represents year of affiliation with an NJR company.


New Jersey Resources Corporation   2002 Annual Report                         56