Form 10-K, Exhibit 13
period 2003-09-30
NEW JERSEY RESOURCES CORP
filed 2003-12-16
CIK 356309

Financial Statements

Table of Contents

Consolidated Financial Statistics	26
Operating Statistics	27
Management’s Discussion and Analysis	28
Consolidated Statements of Income	36
Consolidated Statements of Cash Flows	37
Consolidated Balance Sheets	38
Consolidated Statements of Capitalization	39
Consolidated Statements of Common Stock Equity and Comprehensive Income	40
Independent Auditors’Report	41
Notes to Consolidated Financial Statements	42

New Jersey Resources	2003 Annual Report	25

Consolidated Financial Statistics (Thousands, except per share data)

Fiscal Years Ended September 30,	2003		2002	2001	2000	1999	1998

Selected Financial Data
Operating Revenues	$2,544,379		$1,831,504	$2,048,408	$1,164,549	$904,268	$710,342

Operating Expenses
Gas purchases	2,238,394		1,566,467	1,782,840	919,903	669,835	483,715
Operation and maintenance	106,030		91,646	89,348	84,890	80,919	77,980
Depreciation and amortization	31,965		31,844	32,530	30,997	29,455	27,835
Energy and other taxes	46,639		36,792	43,770	34,842	36,071	36,758

Total operating expenses	2,423,028		1,726,749	1,948,488	1,070,632	816,280	626,288

Operating Income	121,351		104,755	99,920	93,917	87,988	84,054
Other income	515		4,569	6,339	1,916	3,630	2,024
Interest charges, net	13,992		16,556	19,705	18,750	19,977	19,633

Income before Income Taxes	107,874		92,768	86,554	77,083	71,641	66,445
Income tax provision	42,462		35,924	32,891	29,147	26,835	24,688

Income before Accounting Change	65,412		56,844	53,663	47,936	44,806	41,757
Cumulative effect of a change in accounting, net	—		—	(1,347)	—	—	—

Income from Continuing Operations	65,412		56,844	52,316	47,936	44,806	41,757
Income from discontinued operations, net	—		—	—	828	—	—

Net Income	$65,412		$56,844	$52,316	$48,764	$44,806	$41,757

Capitalization
Common stock equity	$418,941		$361,453	$352,069	$328,128	$302,169	$290,804
Redeemable preferred stock	—		295	298	400	520	20,640
Long-term debt	257,899		370,628	353,799	291,528	287,723	326,741

Total Capitalization	$676,840		$732,376	$706,166	$620,056	$590,412	$638,185

Property, Plant and Equipment
Utility plant	$1,097,591		$1,053,086	$1,016,911	$981,601	$941,490	$895,321
Accumulated depreciation	(270,673	)(c)	(316,758)	(295,074)	(274,964)	(258,666)	(237,150)
Real estate properties and other	30,999		25,144	26,759	28,016	26,326	25,838
Accumulated depreciation	(5,313)		(5,075)	(4,647)	(4,069)	(3,706)	(3,535)

Property, Plant and Equipment, Net	$852,604		$756,397	$743,949	$730,584	$705,444	$680,474

Capital Expenditures
Utility plant	$46,653		$42,314	$44,176	$48,826	$48,196	$42,847
Real estate properties and other	6,614		924	5,872	2,067	676	1,830
Investments available for sale	—		—	1,669	250	—	9,498
Cost of removal	4,308		4,715	5,629	5,401	5,362	3,691

Total Capital Expenditures	$57,575		$47,953	$57,346	$56,544	$54,234	$57,866

Total Assets	$1,570,979		$1,387,811	$1,263,917	$1,111,705	$970,539	$943,018

Common Stock Data
Earnings per share from continuing operations – Basic	$2.41		$2.12	$1.97	$1.81	$1.67	$1.56
Earnings per share from continuing operations – Diluted	$2.38		$2.09	$1.95	$1.79	$1.67	$1.56
Earnings per share – Basic	$2.41		$2.12	$1.97	$1.84	$1.67	$1.56
Earnings per share – Diluted	$2.38		$2.09	$1.95	$1.82	$1.67	$1.56
Dividends declared per share	$1.24		$1.20	$1.17	$1.15	$1.13	$1.09
Payout ratio(a)	51%		57%	59%	64%	68%	70%
Market price at year-end	$36.04		$32.90	$29.47	$27.09	$26.67	$23.75
Dividend yield at year-end	3.4%		3.6%	4.0%	4.2%	4.2%	4.6%
Price-earnings ratio	15		16	15	15	16	15
Book value per share	$15.38		$13.43	$13.20	$12.43	$11.35	$10.88
Market-to-book ratio at year-end	2.3		2.5	2.2	2.2	2.3	2.2
Shares outstanding at year-end	27,233		26,917	26,664	26,391	26,612	26,717
Average shares outstanding – Basic	27,095		26,860	26,598	26,547	26,778	26,697
Average shares outstanding – Diluted	27,532		27,168	26,801	26,733	26,976	26,841
Return on average equity(a) (b)	15.9%		15.3%	15.3%	14.8%	14.5%	14.2%

(a)	Continuing operations
(b)	Excluding accumulated other comprehensive income
(c)	Reclassified $71.5 million in 2003 to Regulatory liability in accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations.”

All common share and earnings-per-share data have been restated for a 3-for-2 stock split, which became effective in March 2002.

New Jersey Resources	2003 Annual Report	26

Operating Statistics

Fiscal Years Ended September 30,	2003		2002		2001		2000	1999	1998

Operating Revenues (Thousands)
Residential	$433,634		$359,022		$413,174		$302,736	$303,884	$307,994
Commercial and other	99,587		84,449		90,883		64,623	60,954	60,746
Firm transportation	34,682		24,455		31,292		37,101	33,319	19,500

Total residential and commercial	567,903		467,926		535,349		404,460	398,157	388,240
Interruptible	8,406		12,608		11,788		7,775	7,558	8,360

Total system	576,309		480,534		547,137		412,235	405,715	396,600
Off-system	183,569		294,007		462,340		324,676	228,849	169,903

Total Operating Revenues	$759,878		$774,541		$1,009,477		$736,911	$634,564	$566,503

Throughput (Bcf)
Residential	46.9		35.8		41.9		35.6	34.2	35.2
Commercial and other	10.2		8.2		9.6		8.0	7.3	7.4
Firm transportation	10.4		7.0		9.3		10.6	9.4	6.6

Total residential and commercial	67.5		51.0		60.8		54.2	50.9	49.2
Interruptible	7.4		11.1		11.7		9.6	9.8	10.6

Total system	74.9		62.1		72.5		63.8	60.7	59.8
Off-system and capacity management	35.8		96.5		88.4		132.2	143.7	104.9

Total Throughput	110.7		158.6		160.9		196.0	204.4	164.7

Customers at Year-End
Residential	398,100		391,133		379,233		351,415	338,984	346,605
Commercial and other	25,797		25,112		24,987		23,751	22,379	22,088
Firm transportation	19,867		17,811		18,879		34,573	35,900	16,495

Total residential and commercial	443,764		434,056		423,099		409,739	397,263	385,188
Interruptible	51		51		53		52	51	49
Off-system and capacity management	25		34		30		26	28	43

Total Customers at Year-End	443,840		434,141		423,182		409,817	397,342	385,280

Interest Coverage Ratio	7.65		6.18		5.23		5.12	4.89	4.16

Average Therm Use per Customer
Residential	1,194		908		1,132		1,022	1,002	998
Commercial and other	6,043		4,837		5,718		5,484	5,169	5,145
Degree Days	5,354		3,964		5,070		4,564	4,470	4,354
Weather as a Percent of Normal	113%		83%		105%		94%	92%	89%
Number of Employees	551	[1]	547	[1]	542	[1]	728	739	755

1 Reflects transfer of employees to NJR Home Services and NJR Service in 2001.

2-Year Stock History

The range of high and low sales prices as reported in “The Wall Street Journal” and dividends paid per share were as follows:

	2003		2002		Dividends Paid

Fiscal Quarter	High	Low	High	Low	2003	2002

First	$33.60	$29.52	$32.53	$28.97	$.30	$.29
Second	$33.70	$30.01	$32.00	$29.23	$.31	$.30
Third	$36.60	$32.25	$32.90	$28.45	$.31	$.30
Fourth	$37.36	$33.70	$33.29	$24.35	$.31	$.30

New Jersey Resources	2003 Annual Report	27

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Consolidated

Net income increased 15 percent to $65.4 million in 2003, compared with $56.8 million in 2002 and $52.3 million in 2001. The increase in 2003 was attributable to continued profitable customer growth in New Jersey Natural Gas (NJNG), the principal subsidiary of New Jersey Resources (NJR or the Company), colder weather and higher wholesale marketing results in NJR Energy Services (NJRES). The increase in 2002 was attributable to higher wholesale marketing results and profitable customer growth.

Consolidated income from continuing operations and net income in 2001 included a charge of $1.3 million, or $.05 per share, resulting from the cumulative effect of a change in accounting for derivatives under Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended (SFAS 133). (See Note 1: Summary of Significant Accounting Policies – Derivative Activities.)

Dividends declared per share increased 3.3 percent to $1.24 in 2003, compared with $1.20 in 2002 and $1.17 in 2001.

Critical Accounting Policies

Management believes that it exercises good judgment in selecting and applying accounting principles. The consolidated financial statements of the Company include estimates. Actual results in the future may differ from such estimates. The Company’s Critical Accounting Policies are described below.

Regulatory Assets & Liabilities

The Company’s largest subsidiary, NJNG, maintains its accounts in accordance with the Uniform System of Accounts as prescribed by the New Jersey Board of Public Utilities (BPU). As a result of the ratemaking process, NJNG is required to follow SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS 71) and, consequently, the accounting principles applied by NJNG differ in certain respects from those applied by unregulated businesses. NJNG is required under SFAS 71 to record the impact of regulatory decisions on its financial statements. NJNG’s Basic Gas Supply Service (BGSS) requires it to project its natural gas costs and recover or refund the difference, if any, of such projected costs as compared with the costs included in prices through a BGSS charge to customers. Any under- or over-recoveries are treated as a Regulatory asset or liability and reflected in the BGSS in subsequent years. NJNG also enters into derivatives that are used to hedge gas purchases, and the offset to the resulting derivative assets or liabilities is recorded as a Regulatory asset or liability.

In addition to the BGSS, other regulatory assets consist primarily of remediation costs associated with manufactured gas plant (MGP) sites, which are discussed below under Environmental Costs, and the weather-normalization clause (WNC), which is discussed below in Natural Gas Distribution Operations. If there are changes in future regulatory positions that indicate the recovery of such regulatory assets is not probable, the related cost would be charged to income.

Derivatives

Derivative activities are recorded in accordance with SFAS 133, under which the Company records the fair value of derivatives held as assets and liabilities. The Company’s unregulated subsidiaries record changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges, net of tax, in Accumulated other comprehensive income, a component of Common stock equity. Under SFAS 133, the Company also has certain derivative instruments that do not qualify as hedges. The change in fair value of these derivatives is recorded in Gas purchases on the Consolidated Statements of Income. In addition, the changes in the fair value of the ineffective portion of derivatives qualifying for hedge accounting are recorded as increases or decreases in gas costs or interest expense, as applicable, based on the nature of the derivatives. NJNG’s derivatives that are used to hedge its gas-purchasing activities are recoverable through its BGSS. Accordingly, the offset to the change in fair value of these derivatives is recorded as a Regulatory asset or liability. The Company has not designated any derivatives as fair value hedges as of September 30, 2003.

The fair value of derivative investments is determined by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties. In the absence thereof, the Company uses mathematical models based on current and historical data. The effect on annual earnings of valuations from these mathematical models has been, and is expected to continue to be, immaterial.

In providing its unregulated fuel and capacity management and wholesale marketing services, NJRES enters into physical contracts to buy and sell natural gas. These contracts qualify as normal purchases and sales under SFAS 133 in that they provide for the purchase or sale of natural gas that will be delivered in quantities expected to be used or sold by NJRES over a reasonable period in the normal course of business. Accordingly, NJRES accounts for these contracts under settlement accounting.

Environmental Costs

NJNG annually updates the environmental review of its MGP sites, including a review of its potential liability for investigation and remedial action, based on assistance from an outside consulting firm. On the basis of such review, NJNG estimates expenditures to remediate and monitor these MGP sites, exclusive of any insurance recoveries. NJNG’s estimate of these liabilities is based upon currently available facts, existing technology and presently enacted laws and regulations. Where available information is sufficient to estimate the amount of the liability, it is NJNG’s policy to accrue the full amount of such estimate.

New Jersey Resources	2003 Annual Report	28

Where the information is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, it is NJNG’s policy to accrue the lower end of the range. Since NJNG believes that recovery of these expenditures, as well as related litigation costs, is probable through the regulatory process, in accordance with SFAS 71, it has recorded a Regulatory asset corresponding to the accrued liability. The actual costs to be incurred by NJNG are dependent upon several factors, including final determination of remedial action, changing technologies and governmental regulations, the ultimate ability of other responsible parties to pay and any insurance recoveries. If there are changes in future regulatory positions that indicate the recovery of such regulatory asset is not probable, the related cost would be charged to income. As of September 30, 2003, $44.1 million of previously incurred remediation costs, net of recoveries from customers and insurance, is included in Regulatory assets on the Consolidated Balance Sheet. Also included in Regulatory assets at September 30, 2003, is $108.8 million of accrued future remediation costs.

Unbilled Revenue

Revenues related to the sale of natural gas are generally recorded when natural gas is delivered to customers. However, the determination of natural gas sales to individual customers is based on the reading of their meters, which occurs on a systematic basis throughout the month. At the end of each month, amounts of natural gas delivered to customers since the date of the last meter read are estimated, and the corresponding unbilled revenue is recorded. This unbilled revenue is estimated each month based on natural gas delivered monthly into the system, unaccounted for gas based on historical results and applicable customer rates.

Postretirement Employee Benefits

The Company’s costs of providing postretirement employee benefits are dependent upon numerous factors resulting from actual plan experience and assumptions of future experience.

Postretirement employee benefit costs, for example, are impacted by actual employee demographics (including age, compensation levels and employment periods), the level of contributions made to the plans and the return on plan assets. Changes made to the provisions of the plans may also impact current and future postretirement employee benefit costs. Postretirement employee benefit costs may also be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets, health care cost trends and discount rates used in determining the projected benefit obligations (PBO). In determining the PBO and cost amounts, assumptions can change from period to period, which could result in material changes to net postretirement employee benefit periodic costs and the related liability recognized by the Company.

The Company’s postretirement employee benefit plan assets consist primarily of U.S. equity securities, international equity securities and fixed income investments, with a targeted allocation of 52 percent, 18 percent and 30 percent, respectively. Fluctuations in actual market returns as well as changes in interest rates may result in increased or decreased postretirement employee benefit costs in future periods. Postretirement employee benefit expenses are included in Operation and maintenance (O&M) expense on the Consolidated Statements of Income.

Following is a summary of a sensitivity analysis for each actuarial assumption.

Pension Plans

			Estimated	Estimated
			Decrease	Decrease
Actuarial			on PBO	to Expense
Assumptions	Current	Increase	(Thousands)	(Thousands)

Discount rate	6.00%	1.00%	$10,600	$965
Rate of return on plan assets	9.00%	1.00%	n/a	$730

Other Postretirement Benefits

			Estimated	Estimated
			Decrease	Decrease
Actuarial			on PBO	to Expense
Assumptions	Current	Increase	(Thousands)	(Thousands)

Discount rate	6.00%	1.00%	$4,742	$460
Rate of return on plan assets	8.50%	1.00%	n/a	$87

New Accounting Policies

The Company has discussed new accounting standards and their potential impact in Note 1: Summary of Significant Accounting Policies – New Accounting Standards, to the Consolidated Financial Statements.

Natural Gas Distribution Operations

NJNG is a local natural gas distribution company that provides regulated energy services to nearly 450,000 residential and commercial customers in central and northern New Jersey and participates in the off-system sales and capacity release markets. NJNG’s goal is to manage its growth without filing traditional base rate cases in order to provide competitive prices to its customers.

In February 1999, the Electric Discount and Energy Competition Act (EDECA), which provides the framework for the restructuring of New Jersey’s energy markets, became law. In March 2001, the BPU issued an order to fully open NJNG’s residential markets to competition, restructure its rates to segregate its BGSS and delivery (i.e., transportation) service prices as required by EDECA and expand an incentive for residential and small commercial customers to switch to transportation service. In January 2002, the BPU issued an order, which stated that BGSS could be provided by suppliers other than the state’s natural gas utilities, but BGSS should be provided by the state’s natural gas utilities until further BPU action.

New Jersey Resources	2003 Annual Report	29

NJNG’s financial results are summarized as follows:

(Thousands)	2003	2002	2001

Operating revenues	$759,878	$774,541	$1,009,477

Gross margin
Residential and commercial	$178,575	$167,697	$167,354
Transportation	30,748	22,498	28,065

Total firm margin	209,323	190,195	195,419
Off-system and capacity management	5,422	4,708	5,322
Interruptible	949	916	912

Total gross margin	215,694	195,819	201,653
O&M expense	84,555	73,505	77,946
Depreciation and amortization	31,192	31,044	31,676
Other taxes not reflected in gross margin	2,539	2,387	2,783

Operating income	$97,408	$88,883	$89,248

Other income	$1,130	$3,281	$4,346

Net income	$52,977	$48,401	$47,767

Gross Margin

Gross margin is defined as gas revenues less gas purchases, sales tax and a Transitional Energy Facilities Assessment (TEFA), which is included in Energy and other taxes on the Consolidated Statements of Income. NJNG believes that gross margin provides a more meaningful basis for evaluating utility operations than does revenues because natural gas costs, sales tax and TEFA are passed through to customers and, therefore, have no effect on gross margin. Natural gas costs are charged to operating expenses on the basis of therm sales at the rates included in NJNG’s tariff. The BGSS allows NJNG to recover natural gas costs that exceed the level reflected in its base rates. Sales tax is calculated at 6 percent of revenue and excludes sales to certain cogeneration facilities, other utilities, off-system sales and federal accounts. TEFA is calculated on a per-therm basis and excludes sales to cogeneration facilities, other utilities and off-system sales. Sales tax and TEFA are collected from customers and presented gross on the Consolidated Statements of Income. For the years ended September 30, 2003, 2002 and 2001, sales tax and TEFA totaled $42.4 million, $32.7 million and $39.2 million, respectively.

Firm Margin

Gross margin from residential and commercial customers is subject to a WNC, which provides for a revenue adjustment if the weather varies by more than one-half of 1 percent from normal weather (i.e., 20-year average). On October 22, 2003, the BPU approved NJNG’s request to update factors used in the WNC. Several components of the calculation had not been adjusted to reflect NJNG’s growth since the conclusion of NJNG’s last traditional base rate case in January 1994. Updating the consumption factors will make the resulting calculations from the WNC more reflective of the actual impact of weather. The accumulated adjustment from one heating season (i.e., October through May) is billed or credited to customers in subsequent periods. This mechanism reduces the variability of both customers’ bills and NJNG’s earnings due to weather fluctuations.

The components of gross margin from firm customers are affected by customers switching between sales service and transportation service. NJNG’s total gross margin is not affected negatively by customers who use its transportation service and purchase natural gas from another supplier because its tariff is designed so that no profit is earned on the commodity portion of sales to firm customers. All customers who purchase natural gas from another supplier continue to use NJNG for transportation service.

Total firm margin increased $19.1 million, or 10 percent, in 2003 due primarily to 35 percent colder weather compared with 2002 and continued customer growth, which more than offset the impact of the WNC. In 2002, total firm margin decreased $5.2 million, or 3 percent, due primarily to 22 percent warmer weather compared with 2001, which more than offset customer growth and the impact of the WNC.

NJNG added 11,044 and 11,282 new customers and converted the heating systems of another 1,266 and 979 existing customers in 2003 and 2002, respectively. This customer growth represents an annual increase of approximately 2.1 billion cubic feet (Bcf) in sales to firm customers, assuming normal weather.

The weather in 2003 was 13 percent colder than normal, which, in accordance with the WNC, resulted in the deferral of $9 million of gross margin to be credited in the future to NJNG’s customers. After consideration of outstanding WNC accruals due from customers, at September 30, 2003, NJNG had a cumulative $4.5 million deferred WNC credit. In accordance with a BPU order, NJNG will apply this deferred WNC credit to other clauses that are currently in an underrecovered position. NJNG estimates that in 2003 the colder weather resulted in approximately $3.4 million of additional margin beyond the amount captured in the WNC. The weather in 2002 was 17 percent warmer than normal, which in accordance with the WNC, resulted in the accrual of $16.4 million of gross margin for recovery from customers in the future. NJNG estimates that in 2002, the warm weather resulted in $7.6 million of lost margin beyond the amount captured in the WNC. In 2001, colder-than-normal weather resulted in $1.7 million of gross margin being deferred for future refund to customers.

Gross margin from sales to residential and commercial customers increased $10.9 million, or 6.5 percent, in 2003 and $343,000, or less than 1 percent, in 2002. The increase in 2003 was due primarily to the colder weather and customer additions. The increase in 2002 was due primarily to customer additions, the WNC and firm transportation customers switching back to firm sales service, which more than offset the decrease in sales due to the warm weather. Sales to residential and commercial customers were 57.1 Bcf in 2003, compared with 44 Bcf in 2002 and 51.5 Bcf in 2001.

Gross margin from transportation service increased $8.3 million, or 37 percent, in 2003 and decreased $5.6 million, or 20 percent, in 2002. The increase in 2003 was due primarily to an increase in customers utilizing the transportation service and the colder weather. The decrease in 2002 was due primarily to customers switching back to sales service. NJNG transported 10.4 Bcf for its firm customers in 2003, compared with 7 Bcf in 2002 and 9.3 Bcf in 2001.

New Jersey Resources	2003 Annual Report	30

NJNG had 15,660 and 13,621 residential customers and 4,207 and 4,199 commercial customers using its transportation service at September 30, 2003 and 2002, respectively. The increase in transportation customers was due primarily to increased activity by third-party suppliers.

In 2004 and 2005, NJNG currently expects to add 11,300 and 11,500 new customers, respectively, and convert an additional 950 existing customers each year to natural gas heat. Achieving these expectations would represent an annual customer growth rate of approximately 2.5 percent and result in a sales increase of approximately 2.3 Bcf annually, assuming normal weather and average use. It is believed that this growth would increase gross margin under present base rates by approximately $6.5 million annually.

These growth expectations are based upon management’s review of county and municipal planning board activities, builder surveys and studies of population growth rates in NJNG’s service territory. However, future sales will be affected by the weather, economic conditions in NJNG’s service territory, conversion and conservation activity, the impact of changing from a regulated to a competitive environment, changes in state regulation and other marketing efforts, as has been the case in prior years.

Off-System Sales and Capacity Management

To reduce the overall cost of its natural gas supply commitments, NJNG has entered into contracts to sell natural gas to customers outside its franchise territory when the natural gas is not needed for system requirements. These off-system sales enable NJNG to spread its fixed demand costs, which are charged by pipelines to access their supplies year round, over a larger and more diverse customer base. NJNG also participates in the capacity release market on the interstate pipeline network when the capacity is not needed for its firm system requirements. On October 22, 2003, the BPU approved the extension of an incentive related to these programs through October 31, 2006, whereby NJNG retains 15 percent of the gross margin from these sales, with 85 percent credited to firm customers through the BGSS.

Under a portfolio-enhancing program, which is designed to reduce the fixed cost of NJNG’s natural gas supply portfolio, any savings achieved through the permanent reduction or replacement of capacity or other services was shared between customers and shareowners. Under this program, NJNG retained 40 percent of the savings for the first 12 months following any transaction and 15 percent for the remaining period through December 31, 2002, with 60 percent and 85 percent, respectively, credited to firm sales customers through the BGSS. On October 22, 2003, the BPU approved an agreement whereby any transactions under this program entered into before December 31, 2002, would continue to receive sharing treatment between customers and shareowners until April 30, 2004. This BPU action also provided for the parties to evaluate the appropriateness of a new capacity reliability incentive for the BPU’s consideration by October 1, 2004. NJNG believes that the elimination of this program will not have a material effect on its financial position, results of operations or cash flows.

The financial risk management (FRM) program is designed to provide price stability to NJNG’s natural gas supply portfolio. The FRM program includes an incentive mechanism designed to encourage the use of financial instruments to hedge NJNG’s natural gas costs, with an 80/20 percent sharing of the costs and results between customers and shareowners, respectively. On October 22, 2003, this program was extended through October 31, 2006.

The BPU also approved a new storage incentive program that will share gains and losses on an 80/20 percent basis between customers and shareowners, respectively. The 1-year pilot program will measure the difference between the actual cost of natural gas in storage and a benchmark applicable to the April-through-October injection season.

NJNG’s off-system sales, capacity management and FRM programs totaled 35.8 Bcf and generated $5.4 million of gross margin, compared with 96.5 Bcf and $4.7 million of gross margin in 2002 and 88.4 Bcf and $5.3 million of gross margin in 2001. The increase in margin in 2003 was due primarily to the permanent reduction in fixed demand costs, which is part of the portfolio-enhancing program discussed above. The decrease in volumes was due primarily to the colder weather, which required more of NJNG’s capacity to be used for firm sales. The decrease in margin in 2002 was due primarily to lower results from the FRM program.

Interruptible

NJNG serves 51 customers through interruptible sales and/or transportation tariffs. Sales made under the interruptible sales tariff are priced on market-sensitive energy parity rates. Although therms sold and transported to interruptible customers represented approximately 7 percent of total throughput in each of 2003, 2002 and 2001, they accounted for less than 1 percent of the total gross margin in each year due to the margin-sharing formulas that govern these sales. Under these formulas, NJNG retains 10 percent of the gross margin from interruptible sales and 5 percent of the gross margin from transportation sales, with 90 percent and 95 percent, respectively, credited to firm sales customers through the BGSS. Interruptible sales were 1.1 Bcf, 2.1 Bcf and 1.6 Bcf in 2003, 2002 and 2001, respectively. In addition, NJNG transported 6.3 Bcf, 9 Bcf and 10.1 Bcf in 2003, 2002 and 2001, respectively, for its interruptible customers.

Operation and Maintenance (O&M) Expense

O&M expense increased $11.1 million, or 15 percent, in 2003, compared with last year, due primarily to higher labor, pension, other postretirement benefits, insurance, bad debt and community-related expenses. O&M expense decreased 5.7 percent in 2002, compared with 2001, due primarily to the benefits of an early retirement program initiated in 2001, a reduction in bad debt expense associated with lower revenue, lower regulatory rider expenses due to lower sales and general cost control efforts.

Operating Income

Operating income increased $8.5 million, or 9.6 percent, in 2003 and decreased less than 1 percent in 2002. The increase in 2003 was due primarily to the increase in gross margin described earlier, which more than offset the increased O&M. The decrease in 2002 was due primarily to the decrease in gross margin, partially offset by a reduction in O&M and lower depreciation expense. The decrease in depreciation expense was due primarily to components of NJNG’s computer

New Jersey Resources	2003 Annual Report	31

software becoming fully depreciated. NJNG installed the software between 1995 and 1997 and currently does not anticipate any significant capital expenditures to replace or upgrade the software in the next several years.

Net Income

Net income increased $4.6 million, or 9.5 percent, in 2003 due primarily to higher operating income, discussed earlier, and lower interest expense. This was partially offset by higher income taxes caused by the increase in pretax income, and a decrease in deferred carrying costs on regulatory assets, included in Other income, which was caused by lower interest rates. Net income in 2002 increased 1 percent to $48.4 million due primarily to lower interest expense, resulting primarily from lower interest rates, which more than offset lower operating income.

Net income in 2001 included a charge of $275,000 resulting from the cumulative effect of a change in accounting for derivatives under SFAS 133. There was no comparable charge in 2003 or 2002.

Energy Services Operations

NJRES provides unregulated wholesale energy services, including natural gas supply, pipeline capacity and storage management to customers in New Jersey and in states from the Gulf Coast to New England and Canada.

NJRES’ energy services activities include contracting to buy natural gas from suppliers at various points of receipt, aggregating natural gas supplies and arranging for their transportation, negotiating the sale of natural gas and matching natural gas receipts and deliveries based on volumes required by clients. NJRES’ customers include energy marketers, utilities, natural gas producers and pipeline and storage operators among others.

NJRES’ financial results are summarized as follows:

(Thousands)	2003	2002	2001

Operating revenues	$1,766,265	$1,037,417	$1,022,734
Gas purchases	1,740,196	1,020,327	1,013,952

Gross margin	26,069	17,090	8,782
O&M expense	6,324	5,366	2,862
Depreciation and amortization	189	219	250
Other taxes	102	75	32

Operating income	$19,454	$11,430	$5,638

Net income	$11,410	$6,383	$4,094

NJRES’ revenues increased in 2003 due primarily to higher natural gas prices and optimization of storage assets. NJRES’ revenues increased in 2002 due primarily to higher sales from the utilization of additional transportation and storage assets, which offset lower wholesale natural gas prices prevailing during the first six months of 2002. Natural gas sold and managed by NJRES totaled 311.3 Bcf in 2003, compared with 332.6 Bcf in 2002 and 173.5 in 2001. The decrease in 2003 was due primarily to the expiration of a 16-month capacity transaction in March 2003. The increase in 2002 was due primarily to additional volumes from pipeline, storage and capacity assets resulting in additional sales.

NJRES’ gross margin, operating income and net income increased in 2003 due primarily to volatile wholesale prices, which contributed to increased basis (i.e., capacity), financial and daily commodity-marketing margins. These increases more than offset higher O&M expense, primarily related to labor costs. NJRES’ gross margin, operating income and net income were higher in 2002 due primarily to higher margins from pipeline and storage transactions and daily and term wholesale capacity and commodity marketing. In recognition of increased potential counterparty credit risk in the wholesale energy market, NJRES made additional provisions for doubtful accounts in 2003 and 2002.

Net income in 2001 included a charge of $688,000 resulting from the cumulative effect of a change in accounting for derivatives under SFAS 133. There was no comparable charge in 2003 or 2002.

Future results are subject to NJRES’ ability to maintain and expand its wholesale marketing activities, and are contingent upon many other factors including an adequate number of appropriate counterparties, sufficient liquidity in the energy trading market and continued access to the capital markets.

Retail and Other Operations

The financial results of Retail and Other consist primarily of NJR Home Services (NJRHS), which provides service, sales and installation of appliances to approximately 141,000 customers; Commercial Realty & Resources (CR&R), which develops commercial real estate; and NJR Energy, which consists primarily of equity investments in Capstone Turbine Corporation (Capstone) and Iroquois Gas Transmission System, L.P. (Iroquois).

The consolidated financial results of Retail and Other are summarized as follows:

(Thousands)	2003	2002	2001

Operating revenues	$21,927	$19,711	$21,474
Other (loss) income	$(809)	$1,449	$1,445
Net income	$1,025	$2,060	$455

Retail and Other revenues increased in 2003 due primarily to increased installation business at NJRHS. Retail and Other revenues decreased in 2002 due primarily to the Company no longer participating in the unregulated retail natural gas market, which was partially offset by increased revenue at NJRHS. Revenue in NJRHS increased in 2002 due primarily to the formation of the installation service business in July 2001 and price increases on appliance service contracts.

Other (loss) in 2003 included higher donations to community, civic and educational initiatives. Other income in 2002 included an $885,000 pretax gain associated with the sale of a 20,000-square-foot building by CR&R. Other income in 2001 included higher interest and dividend income associated with NJR Energy’s investments.

In 1996, CR&R entered into a sale-leaseback transaction that generated a pretax gain of $17.8 million, which is included in Deferred revenue and is being amortized to Other income over the 25-year term of the lease. The primary tenant of the facility, NJNG, is leasing the building under a long-term master lease agreement and continues to occupy a majority of the space in the building.

New Jersey Resources	2003 Annual Report	32

Net income decreased in 2003 due primarily to lower Other income. Net income increased in 2002 due primarily to revenue growth and cost containment efforts at NJRHS and improved results from Iroquois.

Net income in 2001 included a charge of $384,000 resulting from the cumulative effect of a change in accounting for derivatives under SFAS 133. There was no comparable charge in 2003 or 2002.

Liquidity and Capital Resources

Consolidated

It is the Company’s objective to maintain a consolidated capital structure that reflects the different characteristics of each business segment and provides adequate financial flexibility for accessing capital markets as required.

At September 30, the Company’s consolidated capital structure was as follows:

	2003	2002

Common stock equity	48%	44%
Long-term debt	30	45
Short-term debt	22	11

Total	100%	100%

The increase in short-term debt at September 30, 2003, is due primarily to increased working capital requirements at NJNG and NJRES due primarily to increased levels of natural gas in storage. Due to the nature of the financing needs of NJRES, NJR’s outstanding debt balance of $42.3 million at September 30, 2003, has been classified as short-term debt. At September 30, 2002, NJR’s outstanding debt balance of $115.3 million was classified as long-term debt due to the cash flow projections at that time.

The Company obtains its external common equity requirements, if any, through issuances of its common stock, including the proceeds from stock issuances under its Automatic Dividend Reinvestment Plan (DRP). The DRP allows the Company, at its option, to use shares purchased on the open market or newly issued shares.

The Company currently has a 2 million share repurchase plan. The Company has repurchased 1,578,053 shares through September 30, 2003, at a total cost of $56 million.

In December 2002, the Company entered into $380 million of committed credit facilities with several banks, which replaced $335 million of credit agreements. The NJR portion of the facility consists of $100 million with a 364-day term and an $80 million revolving credit facility with a 3-year term expiring January 2006. The NJNG portion of the facility consists of $150 million with a 364-day term and a $50 million revolving credit facility with a 3-year term expiring January 2006.

The NJR facility provides the debt requirements for its unregulated companies, while NJNG satisfies its debt needs by issuing short- and long-term debt based upon its own financial profile. In order to meet the working capital and external debt-financing requirements of the unregulated companies, and to meet its own working capital needs, NJR has a $180 million committed credit facility discussed above. The seasonal nature of NJNG’s operations creates large short-term cash requirements, primarily to finance natural gas purchases and customer accounts receivable. NJNG obtains working capital for these requirements, as well as for the temporary financing of construction and MGP remediation expenditures and energy tax payments, through the issuance of commercial paper and short-term bank loans. To support the issuance of commercial paper, NJNG maintains a committed credit facility totaling $200 million, discussed earlier.

NJR had borrowings of $42.3 million and $115.3 million at September 30, 2003 and 2002, respectively, to fund the debt requirements of its unregulated subsidiaries and its working capital and investment activity. NJNG had $158.5 million and $74.9 million of commercial paper borrowings supported by these facilities at September 30, 2003 and 2002, respectively.

Financial covenants contained in these credit facilities include a maximum debt-to-total capitalization of 65 percent and a minimum interest coverage of 2.5 times. At September 30, 2003, the debt-to-total capitalization was 52 percent and for the year ended September 30, 2003, the interest coverage was 11 times.

In September 2003, NJNG received upgrades from both Moody’s Investors Service (Moody’s) and Standard & Poor’s (S&P). Moody’s raised the long-term debt rating of NJNG to Aa3 from A2. S&P increased the corporate rating of NJNG to A+ from A, and the first mortgage bond rating was raised to AA- from A+.

The following table is a summary of contractual cash obligations and their applicable payment due dates:

		Payments Due by Period

(Millions)		Up to	1-3	4-5	After
Contractual Obligations	Total	1 Year	Years	Years	5 Years

Long-term debt	$207.8	—	$40.0	—	$167.8
Capital lease obligations	52.4	$2.4	8.0	$2.9	39.1
Operating leases	7.5	2.5	4.1	.5	.4
Short-term debt	185.8	185.8	—	—	—
Construction obligations	23.2	23.2	—	—	—
Potential storage obligations	147.5	—	48.8	43.7	55.0
Gas supply purchase obligations	1,682.9	917.4	599.2	45.7	120.6

Total contractual cash obligations	$2,307.1	$1,131.3	$700.1	$92.8	$382.9

As of September 30, 2003, there were parent guarantees covering approximately $201 million of gas purchases and demand fee commitments of NJRES not yet reflected in Accounts payable on the Consolidated Balance Sheet.

In order to increase the funding level of its pension plans, the Company made tax-deductible contributions of $13.7 million in 2003 including a required minimum pension funding contribution of approximately $2.4 million. The Company is not currently required to make minimum pension funding contributions during fiscal 2004. If market performance is less than anticipated, additional funding may be required.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet financing arrangements.

New Jersey Resources	2003 Annual Report	33

Cash Flows

Operating Activities

Cash flow from operating activities totaled $92.1 million in 2003, compared with $49.8 million in 2002, and was a use of funds of $30.2 million in 2001. This increase in 2003 was due primarily to higher net income and lower prepaid demand fees. The increase in operating activities in 2002 was due primarily to higher net income, deferred income taxes and reduced working capital requirements.

Financing Activities

Cash flow used in financing activities totaled $35.1 million in 2003, compared with $9.1 million in 2002 and cash flow provided of $82.4 million in 2001. The increase in cash used in 2003 was due primarily to a net reduction of short- and long-term debt of $16.6 million. This change was due primarily to higher cash flow from operations, which more than offset increased investment spending.

The change of $91.4 million in 2002 was due primarily to the reduction of short-term debt of $143.4 million, offset by the increase of $54.8 million of long-term debt and a sale-leaseback transaction. The net reduction in debt in 2002 was due primarily to higher cash flow from operating activities and lower cash used in investing activities.

In 2003, NJNG received $5.3 million under its existing agreement with a finance company in connection with the sale-leaseback of its vintage 2001 meters. In 2002, NJNG entered into an agreement with a financing company whereby NJNG received $20.6 million related to the sale-leaseback of a portion of its meters.

In November 2002, NJNG redeemed the remaining 2,954 shares of its $100 par 5.65% redeemable preferred stock at a price of $102 per share plus accrued dividends. In December 2002, NJNG retired its 7.5% Series V First Mortgage Bonds of $25 million.

In 2004 and 2005, NJR expects to refinance its unregulated operations primarily through its bank credit facilities and expects to refinance a portion of its borrowings with $25 million of Private Placement Bonds.

NJNG currently anticipates that its financing requirements in 2004 and 2005 will be met through internally generated cash and the issuance of short- and long-term debt. In 2004, NJNG’s planned external financing activity includes the issuance of $12 million of New Jersey Economic Development Authority (EDA) Bonds, which are expected to be drawn down at $4 million annually. NJNG also plans to continue its meter sale-leaseback program at approximately $5 million annually and to issue $35 million of Private Placement Bonds.

The timing and mix of any external financings will target a common equity ratio that is consistent with maintaining the Company’s current short- and long-term credit ratings.

Investing Activities

Cash used in investing activities in 2003 totaled $56.5 million, an increase of $13 million compared with 2002, due primarily to construction expenditures related to the Monmouth Shores Corporate Office Park II build-to-suit project, higher utility plant expenditures and lower proceeds from the sale of assets and equity investments.

Cash used in investing activities was $43.4 million in 2002, compared with $50 million in 2001. This decrease was due primarily to lower expenditures for real estate properties and equity investments.

The Company’s capital requirements for 2001 through 2003 and projected amounts through 2005 are as follows:

(Thousands)	2005	2004	2003	2002	2001

NJNG	$68,900	$66,000	$50,961	$47,029	$49,805
Energy Services	200	200	31	195	112
Retail & Other	200	16,000	6,583	729	7,429

Total	$69,300	$82,200	$57,575	$47,953	$57,346

NJNG’s capital expenditures result primarily from the need for services, mains and meters to support its continued customer growth and general system improvements.

NJNG’s capital expenditures are expected to increase in 2004 and 2005 due primarily to facilities required to serve the addition of a large firm customer, the upgrading of NJNG’s system in targeted areas within its service territory and the system integrity and replacement needed under pending pipeline safety rulemaking.

NJNG also expects to spend $22.3 million and $6.3 million for MGP remediation, net of insurance recoveries, in 2004 and 2005, respectively.

NJRES does not currently anticipate any significant capital expenditures in 2004 and 2005. However, the use of high-injection/high-withdrawal storage facilities and anticipated pipeline park-and-loan arrangements, combined with the related hedging activities in the volatile natural gas market, may create significant short-term cash requirements that are expected to be funded by NJR.

Retail and Other capital expenditures in 2004 are related to a 15-year lease, signed in December 2002, to construct a 200,000-square-foot build-to-suit building in the Monmouth Shores Corporate Office Park II. Total capital expenditures for the project are estimated at $22.5 million, of which $6.7 million, including real estate commissions, has been expended to date, with an expected completion date in the fourth fiscal quarter of 2004. These expenditures will be financed through NJR’s portion of the committed credit facilities or a construction loan.

Retail and Other capital expenditures each year were primarily made in connection with investments made to preserve the value of real estate holdings. In June 2002, CR&R sold a 20,000-square-foot building, which generated $3.3 million in proceeds and resulted in an $885,000 pretax gain. CR&R’s capital expenditures increased in 2001 due primarily to the construction of a 35,000-square-foot office building which, in addition to adjacent undeveloped acreage, was sold in July 2001 for $5.2 million and generated a pretax gain of $100,000. At September 30, 2003, CR&R owned 172 acres of undeveloped land and a 4,000-square-foot building.

In 2001, NJR Energy invested $1.3 million to increase its ownership interest in Iroquois from 2.8 percent to 3.3 percent.

New Jersey Resources	2003 Annual Report	34

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

The regulated and unregulated natural gas businesses of the Company and its subsidiaries are subject to market risk due to fluctuations in the price of natural gas. To hedge against such fluctuations, the Company and its subsidiaries have entered into futures contracts, options agreements and over-the-counter swap agreements. To manage these instruments, the Company has well-defined risk management policies and procedures, which include daily monitoring of volumetric limits and monetary guidelines. The Company’s natural gas businesses are conducted through three of its operating subsidiaries. First, NJNG is a regulated utility whose recovery of natural gas costs is governed by the BGSS, which uses futures, options and swaps to hedge against price fluctuations. Second, using futures and swaps, NJRES hedges purchases and sales of storage gas and transactions with wholesale customers. Finally, NJR Energy has entered into several swap transactions to hedge 18-year fixed-price contracts to sell approximately 19.4 Bcf of natural gas (Gas Sale Contracts) to an energy marketing company.

NJR Energy has hedged both the price and physical delivery risks associated with the Gas Sale Contracts. To hedge its price risk, NJR Energy entered into two swap agreements effective November 1995. Under the terms of these swap agreements, NJR Energy will pay its swap counterparties the identical fixed price it receives from the natural gas marketing company in exchange for the payment by such swap counterparties of a floating price based on an index price plus a spread per Mmbtu for the total volumes under the Gas Sale Contracts. In order to hedge its physical delivery risk, NJR Energy entered into a purchase contract with a second natural gas marketing company for the identical volumes that it is obligated to sell under the Gas Sale Contracts, under which it pays the identical floating price it receives under the swap agreements mentioned above.

The following table reflects the changes in the fair market value of commodity derivatives from September 30, 2002, to September 30, 2003:

	Balance	Increase	Less	Balance
	Sept. 30,	(Decrease) in Fair	Amounts	Sept. 30,
(Thousands)	2002	Market Value	Settled	2003

NJNG	$(2,564)	$(17,289)	$9,017	$(28,870)
NJRES	(14,689)	(11,707)	(32,180)	5,784
NJR Energy	3,362	17,246	5,668	14,940

Total	$(13,891)	$(11,750)	$(17,495)	$(8,146)

There were no contracts originated and valued at fair market value and no changes in methods of valuations during the year ended September 30, 2003.

The following is a summary of fair market value of commodity derivatives at September 30, 2003, by method of valuation and by maturity:

			After	Total
(Thousands)	2004	2005–2007	2007	Fair Value

Price based on NYMEX	$(8,808)	$(11,690)	$(8,473)	$(28,971)
Price based on over-the-counter published quotations	7,347	9,693	1,610	18,650
Price based upon models	—	525	1,650	2,175

Total	$(1,461)	$(1,472)	$(5,213)	$(8,146)

The following is a summary of commodity derivatives by type as of September 30, 2003:

		Net		Amount Included
		Volume	Price per	in Derivatives
		(Bcf)	Mmbtu	(Thousands)

NJNG
	Futures	0.5	$5.11 – $5.21	$302
	Options	(1.7)	$3.25 – $10.00	(9,474)
	Swaps	32.5		(19,698)
NJRES
	Futures	(18.0)	$4.46 – $5.26	1,262
	Options	0.9	$5.22 – $5.32	89
	Swaps	38.9		4,433
NJR Energy
	Swaps	19.4		14,940

Total				$(8,146)

The Company uses a value-at-risk (VAR) model to assess the market risk of its net futures, swaps and options positions. The VAR at September 30, 2003, using the variance-covariance method with a 95 percent confidence level and a 1-day holding period, was $597,000. The VAR with a 99 percent confidence level and a 10-day holding period was $2.7 million. The calculated VAR represents an estimate of the potential change in the value of the net positions. These estimates may not be indicative of actual results because actual market fluctuations may differ from forecasted fluctuations.

Interest Rate Risk – Long-Term Debt

As of September 30, 2003, the Company, excluding NJNG, had no long-term variable rate debt.

At September 30, 2003, NJNG had total variable-rate debt outstanding of $112 million, of which $97 million is tax-exempt EDA debt that has been hedged by a 3.25-percent interest rate cap, which expires in July 2004. If interest rates were to change by 1 percent on the $112 million of variable-rate debt at September 30, 2003, NJNG’s annual interest expense, net of tax, would change by $663,000.

Management intends to continue hedging its tax-exempt variable rate debt with an interest rate cap.

Effects of Inflation

Although inflation rates have been relatively low to moderate in recent years, any change in price levels has an effect on operating results due to the capital-intensive and regulated nature of the Company’s principal subsidiary. The Company attempts to minimize the effects of inflation through cost control, productivity improvements and regulatory actions where appropriate.

New Jersey Resources	2003 Annual Report	35

Consolidated Statements of Income
(Thousands, except per share data)

Fiscal Years Ended September 30,	2003	2002	2001

Operating Revenues	$2,544,379	$1,831,504	$2,048,408

Operating Expenses
Gas purchases	2,238,394	1,566,467	1,782,840
Operation and maintenance	106,030	91,646	89,348
Depreciation and amortization	31,965	31,844	32,530
Energy and other taxes	46,639	36,792	43,770

Total operating expenses	2,423,028	1,726,749	1,948,488

Operating Income	121,351	104,755	99,920

Other income	515	4,569	6,339

Interest Charges, Net
Long-term debt	9,643	14,095	15,314
Short-term debt and other	4,349	2,461	4,391

Total interest charges, net	13,992	16,556	19,705

Income before Income Taxes	107,874	92,768	86,554
Income tax provision	42,462	35,924	32,891

Income before Cumulative Effect of a Change in Accounting	65,412	56,844	53,663
Cumulative effect of a change in accounting for derivatives, net of tax of $930	—	—	(1,347)

Net Income	$65,412	$56,844	$52,316

Earnings per Share – Basic
Income before Accounting Change	$2.41	$2.12	$2.02
Net Income	$2.41	$2.12	$1.97

Earnings per Share – Diluted
Income before Accounting Change	$2.38	$2.09	$2.00
Net Income	$2.38	$2.09	$1.95

Dividends per Common Share	$1.24	$1.20	$1.17

Average Shares Outstanding – Basic	27,095	26,860	26,598
Average Shares Outstanding – Diluted	27,532	27,168	26,801

The accompanying notes are an integral part of these statements.

All common share and earnings-per-share data have been restated for a 3-for-2 stock split, which became effective in March 2002.

New Jersey Resources	2003 Annual Report	36

Consolidated Statements of Cash Flows
(Thousands)

Fiscal Years Ended September 30,	2003	2002	2001

Cash Flows from Operating Activities
Net income	$65,412	$56,844	$52,316
Adjustments to reconcile net income to cash flows
Depreciation and amortization	31,965	31,844	32,530
Amortization of deferred charges	4,410	3,893	4,158
Deferred income taxes	15,221	18,759	(2,397)
Manufactured gas plant remediation costs	(21,322)	(23,363)	(15,145)
Changes in working capital	(17,547)	(23,769)	(107,191)
Prepaid demand fees	—	(10,000)	(5,000)
Other non-current assets	18,839	(2,202)	11,025
Other non-current liabilities	(4,842)	(2,241)	(481)

Net cash flows from operating activities	92,136	49,765	(30,185)

Cash Flows from Financing Activities
Proceeds from long-term debt	—	49,375	12,800
Proceeds from common stock	11,325	11,729	11,620
Proceeds from sale-leaseback transactions	5,294	20,631	2,395
Payments of long-term debt	(132,517)	(1,764)	(495)
Redemption of preferred stock	(295)	(3)	(102)
Purchases of treasury stock	(1,512)	(6,135)	(5,366)
Payments of common stock dividends	(33,245)	(32,012)	(30,989)
Net change in short-term debt	115,900	(50,900)	92,500

Net cash flows from financing activities	(35,050)	(9,079)	82,363

Cash Flows from Investing Activities
Expenditures for
Utility plant	(46,653)	(42,314)	(44,176)
Real estate properties and other	(6,614)	(924)	(5,872)
Purchase of investments available for sale	—	—	(1,669)
Cost of removal	(4,308)	(4,715)	(5,629)
Proceeds from sale of investments available for sale	1,046	1,205	966
Proceeds from asset sales	—	3,300	6,342

Net cash flows from investing activities	(56,529)	(43,448)	(50,038)

Net change in cash and temporary investments	557	(2,762)	2,140
Cash and temporary investments at beginning of the year	1,282	4,044	1,904

Cash and temporary investments at end of the year	$1,839	$1,282	$4,044

Changes in Components of Working Capital
Construction fund	—	$3,600	$4,000
Receivables	$33,926	(85,715)	21,136
Inventories	(41,449)	(16,100)	(5,674)
Underrecovered gas costs	(46,330)	(689)	(35,637)
Purchased gas	(29,014)	83,456	(68,133)
Accrued and prepaid taxes, net	15,409	(8,006)	23,016
Accounts payable and other current liabilities	6,365	1,518	(2,245)
Broker margin accounts	32,343	(10,045)	(42,703)
Other current assets	13,876	(1,440)	800
Other current liabilities	(2,673)	9,652	(1,751)

Total	$(17,547)	$(23,769)	$(107,191)

Supplemental Disclosures of Cash Flows Information
Cash paid during the year for
Interest (net of amounts capitalized)	$12,191	$14,516	$19,031
Income taxes	$12,365	$31,410	$10,033

The accompanying notes are an integral part of these statements.

New Jersey Resources	2003 Annual Report	37

Consolidated Balance Sheets
(Thousands)

September 30,	2003	2002

Assets
Property, Plant and Equipment
Utility plant, at cost	$1,097,591	$1,053,086
Real estate properties and other, at cost	30,999	25,144

	1,128,590	1,078,230
Accumulated depreciation and amortization	(275,986)	(321,833)

Property, plant and equipment, net	852,604	756,397

Current Assets
Cash and temporary investments	1,839	1,282
Customer accounts receivable	126,910	158,591
Unbilled revenues	3,649	4,679
Allowance for doubtful accounts	(5,635)	(4,395)
Regulatory assets	75,735	43,973
Gas in storage, at average cost	188,679	147,202
Materials and supplies, at average cost	2,754	2,782
Prepaid state taxes	11,056	10,973
Derivatives	21,290	15,781
Broker margin accounts	6,600	38,943
Other	16,846	14,654

Total current assets	449,723	434,465

Non-Current Assets
Equity investments	15,432	14,302
Regulatory assets	189,140	134,537
Derivatives	16,105	10,952
Other	47,975	37,158

Total non-current assets	268,652	196,949

Total Assets	$1,570,979	$1,387,811

Capitalization and Liabilities
Capitalization
Common stock equity	$418,941	$361,453
Redeemable preferred stock	—	295
Long-term debt	257,899	370,628

Total capitalization	676,840	732,376

Current Liabilities
Current maturities of long-term debt	2,448	26,942
Short-term debt	185,800	59,900
Purchased gas	200,630	229,644
Accounts payable and other	41,053	34,688
Postretirement employee benefit liabilities	3,321	4,996
Dividends payable	8,442	8,072
Accrued taxes	36,515	15,025
Derivatives	22,750	33,042
Customers’ credit balances and deposits	22,644	23,642

Total current liabilities	523,603	435,951

Non-Current Liabilities
Deferred income taxes	113,608	92,435
Deferred investment tax credits	8,801	9,148
Deferred revenue	13,418	15,019
Derivatives	22,039	6,612
Manufactured gas plant remediation	108,800	65,830
Postretirement employee benefit liabilities	15,248	19,950
Regulatory liabilities (Note 1: New Accounting Standards)	77,433	6,301
Other	11,189	4,189

Total non-current liabilities	370,536	219,484

Commitments and Contingent Liabilities (Note 10)
Total Capitalization and Liabilities	$1,570,979	$1,387,811

The accompanying notes are an integral part of these statements.

New Jersey Resources	2003 Annual Report	38

Consolidated Statements of Capitalization
(Thousands)

September 30,	2003	2002

Common Stock Equity
Common stock, $2.50 par value, authorized 50,000,000 shares; issued shares 2003 - 27,725,394; 2002 - 27,667,001	$69,314	$69,168
Premium on common stock	208,749	207,197
Accumulated other comprehensive income, net of tax	2,553	(12,374)
Treasury stock at cost and other; shares 2003 - 492,322; 2002 - 750,179	(16,042)	(25,108)
Retained earnings	154,367	122,570

Total common stock equity	418,941	361,453

Redeemable Preferred Stock
New Jersey Natural Gas
$100 par value, cumulative; authorized shares
2003 - 310,000; 2002 - 312,954; outstanding shares
5.65% series - 2003 - none; 2002 - 2,954	—	295

Total redeemable preferred stock	—	295

Long-Term Debt
New Jersey Natural Gas
First mortgage bonds		Maturity date

7.50%	Series V	December 1, 2002	—	25,000
5.38%	Series W	August 1, 2023	10,300	10,300
6.27%	Series X	November 1, 2008	30,000	30,000
6.25%	Series Y	August 1, 2024	10,500	10,500
8.25%	Series Z	October 1, 2004	25,000	25,000
Variable	Series AA	August 1, 2030	25,000	25,000
Variable	Series BB	August 1, 2030	16,000	16,000
6.88%	Series CC	October 1, 2010	20,000	20,000
Variable	Series DD	September 1, 2027	13,500	13,500
Variable	Series EE	January 1, 2028	9,545	9,545
Variable	Series FF	January 1, 2028	15,000	15,000
Variable	Series GG	April 1, 2033	18,000	18,000
Revolving credit agreement, at variable rates		January 4, 2006	15,000	25,000
Capital lease obligation — building		June 1, 2021	29,488	30,054
Capital lease obligation — meters		October 1, 2012	23,014	19,396
Less: current maturities of long-term debt			(2,448)	(26,942)

Total			257,899	265,353

New Jersey Resources
Revolving credit agreement, at floating rates		January 4, 2006	-	105,275

Total long-term debt			257,899	370,628

Total Capitalization			$676,840	$732,376

The accompanying notes are an integral part of these statements.

New Jersey Resources	2003 Annual Report	39

Consolidated Statements of Common Stock Equity and Comprehensive Income
(Thousands)

				Accum. Other
	Number of	Common	Premium on	Comprehensive	Treasury Stock	Retained
	Shares	Stock	Common Stock	Income	and Other	Earnings	Total

Balance at September 30, 2000	17,594	$46,249	$223,256	$13,514	$(31,814)	$76,923	$328,128
Net income						52,316	52,316
Other comprehensive income (loss), net of tax:
Cumulative effect of a change in accounting for derivatives, net of tax of $(16,722)				20,530			20,530
Unrealized loss on equity investments, net of tax of $9,130				(13,219)			(13,219)
Unrealized loss on derivatives, net of tax $6,444				(11,199)			(11,199)

Other comprehensive loss							(3,888)

Comprehensive income							48,428
Common stock issued under stock plans	308	277	3,849		7,472		11,598
Tax benefit from stock plans			427				427
Cash dividends declared						(31,231)	(31,231)
Treasury stock and other	(126)				(5,281)		(5,281)

Balance at September 30, 2001	17,776	46,526	227,532	9,626	(29,623)	98,008	352,069
Net income						56,844	56,844
Other comprehensive income (loss), net of tax:
Unrealized gain on equity investments, net of tax of $(208)				296			296
Unrealized loss on derivatives, net of tax of $11,542				(13,669)			(13,669)
Minimum pension liability adjustment, net of tax of $5,958				(8,627)			(8,627)

Other comprehensive loss							(22,000)

Comprehensive income							34,844
Common stock issued under stock plans	374	262	1,626		10,217		12,105
Stock dividend	8,952	22,380	(22,380)				—
Tax benefits from stock plans			419				419
Cash dividends declared						(32,282)	(32,282)
Treasury stock and other	(185)				(5,702)		(5,702)

Balance at September 30, 2002	26,917	69,168	207,197	(12,374)	(25,108)	122,570	361,453
Net income						65,412	65,412
Other comprehensive income (loss), net of tax:
Unrealized gain on equity investments, net of tax of $(96)				139			139
Unrealized gain on derivatives, net of tax of $(13,153)				17,127			17,127
Minimum pension liability adjustment, net of tax of $1,586				(2,339)			(2,339)

Other comprehensive income							14,927

Comprehensive income							80,339
Common stock issued under stock plans	363	146	1,144		10,578		11,868
Tax benefits from stock plans			408				408
Cash dividends declared						(33,615)	(33,615)
Treasury stock and other	(47)				(1,512)		(1,512)

Balance at September 30, 2003	27,233	$69,314	$208,749	$2,553	$(16,042)	$154,367	$418,941

The accompanying notes are an integral part of these statements.

New Jersey Resources	2003 Annual Report	40

Independent Auditors’ Report

To the Board of Directors and Shareowners of New Jersey Resources Corporation:

We have audited the accompanying consolidated balance sheets and consolidated statements of capitalization of New Jersey Resources Corporation and its subsidiaries (the Company) as of September 30, 2003 and 2002 and the related consolidated statements of income, common stock equity and comprehensive income and cash flows for each of the three years in the period ended September 30, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2003 and 2002 and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, on October 1, 2000, the Company adopted Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities,” as amended, under which the Company records the fair value of derivatives as assets and liabilities.

We have also previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets and consolidated statements of capitalization as of September 30, 2001, 2000, 1999 and 1998, and the related consolidated statements of income, common stock equity and cash flows for each of the years ended September 30, 2000, 1999 and 1998 (none of which are presented herein) and we expressed unqualified opinions on those consolidated financial statements.

In our opinion, the information set forth in the consolidated financial statistics for each of the six years in the period ended September 30, 2003 for the Company, presented on page 26, is fairly stated in all material respects, in relation to the consolidated financial statements from which it has been derived.

Parsippany, New Jersey
October 28, 2003

New Jersey Resources	2003 Annual Report	41

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Nature of the Business

New Jersey Resources (NJR or the Company) is an energy services holding company providing retail and wholesale natural gas and related energy services to customers from the Gulf Coast to New England and Canada. Its principal subsidiary, New Jersey Natural Gas (NJNG), provides regulated natural gas service in central and northern New Jersey and participates in the off-system sales and capacity release markets. Other operating subsidiaries include NJR Energy Services (NJRES), which provides unregulated fuel and capacity management and wholesale marketing services; NJR Home Services (NJRHS), which provides service, sales and installation of appliances; NJR Energy, an investor in energy-related ventures; Commercial Realty and Resources (CR&R), a commercial real estate developer; NJR Service, which provides shared administrative services; and NJR Investment, which makes energy-related equity investments.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated.

Regulatory Accounting

The Company’s largest subsidiary, NJNG, maintains its accounts in accordance with the Uniform System of Accounts as prescribed by the New Jersey Board of Public Utilities (BPU). As a result of the ratemaking process, NJNG is required to follow Statement of Financial Accounting Standards (SFAS) No. 71, “Accounting for the Effects of Certain Types of Regulation” (SFAS 71) and as a result, the accounting principles applied by NJNG differ in certain respects from those applied by unregulated businesses.

Utility Plant and Depreciation

Depreciation is computed on a straight-line basis for financial statement purposes, using rates based on the estimated average lives of the various classes of depreciable property. The composite rate of depreciation was 3.13 percent of average depreciable property in 2003, 3.21 percent in 2002 and 3.37 percent in 2001. When depreciable properties are retired, the original cost thereof, plus cost of removal less salvage, is charged to accumulated depreciation.

Impairment of Long-Lived Assets

The Company reviews the carrying amount of an asset for possible impairment whenever events or changes in circumstances indicate that such amount may not be recoverable. For the years ended September 30, 2003, 2002 and 2001, no such circumstances were identified.

Utility Revenue

Customers are billed through monthly cycle billings on the basis of actual or estimated usage. NJNG accrues estimated revenue for natural gas delivered to the end of the accounting period but not billed to customers.

Gas Purchases

NJNG’s tariff includes a Basic Gas Supply Service (BGSS ) which is normally revised on an annual basis. Under the BGSS, NJNG projects its cost of natural gas, net of supplier refunds, the impact of hedging activities and credits from non-firm sales and transportation activities, and recovers or refunds the difference, if any, of such projected costs compared with those included in prices through levelized charges to customers. Any under- or over-recoveries are deferred and reflected in the BGSS in subsequent years.

Income Taxes

Deferred income taxes are calculated in conformance with SFAS No. 109, “Accounting for Income Taxes.” (See Note 6: Income Taxes.)

Investment tax credits have been deferred and are being amortized as a reduction to the tax provision over the average lives of the related property.

Capitalized and Deferred Interest

The Company’s capitalized interest totaled $278,000 in 2003, $367,000 in 2002 and $875,000 in 2001, with average interest rates of 1.48 percent, 2.23 percent and 5.92 percent, respectively. These amounts are included in Utility plant on the Consolidated Balance Sheets and are reflected on the Consolidated Statements of Income as a reduction to Interest charges, net. NJNG does not capitalize a cost of equity for its utility plant construction activities.

Pursuant to a BPU order, NJNG is permited to recover carrying costs on uncollected balances related to underrecovered natural gas costs incurred through October 31, 2001, and its manufactured gas plant (MGP) remediation expenditures. (See Note 7: Regulatory Issues.) Accordingly, Other income included $1.7 million, $3 million and $4.5 million of deferred interest related to remediation and underrecovered gas costs in 2003, 2002 and 2001, respectively.

Equity Investments

Equity investments purchased as long-term investments are classified as available for sale and are carried at their estimated fair value, with any changes in unrealized gains or losses included in Accumulated other comprehensive income, a component of Common Stock Equity. Joint ventures and investments in which the Company can exercise a significant influence over operations and management are accounted for under the equity method. For investments in which significant influence does not exist, the cost method of accounting is applied.

New Jersey Resources	2003 Annual Report	42

Regulatory Assets

At September 30, 2003 and 2002, respectively, the Company had the following regulatory assets on the Consolidated Balance Sheets:

(Thousands)	2003	2002	Recovery Period

Regulatory assets — current
Underrecovered gas costs	$80,242	$33,912	Less than one year (1)
Weather-normalization clause (WNC)	(4,507)	10,061	Less than one year (4)

Total	$75,735	$43,973

Regulatory assets — non-current
Remediation costs (Note 10)
Expended, net	$44,117	$42,187	(2)
Liability for future expenditures	108,800	65,830	(3)
Underrecovered gas costs	2,827	15,118	Through Nov. 2004 (1)
Derivatives (Note 1)	28,870	2,562	Through Oct. 2010 (5)
Postretirement benefit costs (Note 8)	3,021	3,322	Through Sept. 2013(4)
WNC	—	4,858	(4)
Societal Benefit Charges (SBC)	1,505	660	Various (2) (4)

Total	$189,140	$134,537

(1)	Recoverable without interest except for $13.9 million that is recoverable with interest.

(2)	Recoverable with interest. See Note 10: Commitments and Contingent Liabilities for status of recovery period for remediation costs.

(3)	Estimated future expenditures not yet recovered through a rate order.

(4)	Recoverable/refundable through a specific rate order.

(5)	Recoverable through BGSS.

Sales Tax Accounting

Sales tax and Transitional Energy Facilities Assessment (TEFA) are collected from customers and presented gross on the Consolidated Statements of Income. For the years ended September 30, 2003, 2002, and 2001, sales tax and TEFA totaled $42.6 million, $32.9 million and $39.4 million, respectively.

Statements of Cash Flows

For purposes of reporting cash flows, all temporary investments with maturities of three months or less are considered cash equivalents.

Derivative Activities

Effective October 1, 2000, the Company adopted SFAS No.133, “Accounting for Derivative Instruments and Hedging Activities,” as amended (SFAS 133) under which the Company records the fair value of derivatives held as assets and liabilities. The changes in the fair value of the effective portion of derivatives qualifying as cash flow hedges are recorded, net of tax, in Accumulated other comprehensive income, a component of Common Stock Equity. Under SFAS 133, the Company also has certain derivative instruments that do not qualify as cash flow hedges. The changes in the fair value of these derivatives are recorded in Net income. In addition, the changes in the fair value of the ineffective portion of derivatives qualifying for hedge accounting are recorded as an increase or decrease in natural gas costs or interest expense, as applicable, based on the nature of the derivatives. The derivatives that NJNG utilizes to hedge its natural gas-purchasing activities are recoverable through its BGSS. Accordingly, the offset to the changes in fair value of these derivatives is recorded as a regulatory asset or liability. The Company has not designated any derivatives as fair value hedges.

The fair value of derivative investments is determined by reference to quoted market prices of listed contracts, published quotations or quotations from independent parties. In the absence thereof, the Company utilizes mathematical models based on current and historical data. (See Note 9: Financial Instruments and Risk Management.)

New Accounting Standards

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” (SFAS 150). The statement requires an issuer to classify a financial instrument as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuer. These obligations include, but are not limited to, mandatorily redeemable stock, obligations to repurchase company shares and other obligations payable in company stock. The Company has completed its assessment of the effect of the pronouncement and has determined that it will not have an impact on its financial condition, results of operations or cash flows.

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities” (SFAS 149). SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003. This amendment, among other things, further clarifies several implementation issues related to SFAS 133, as amended. The adoption of SFAS 149 did not have an impact on the Company’s financial condition, results of operations or cash flows.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46), which clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements.” This interpretation provides guidance on the identification and consolidation of variable interest entities (VIEs), whereby consolidation is achieved through means other than through control. FIN 46 did not have an impact on the Company’s financial condition, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure” (SFAS 148), an amendment of FASB Statement No. 123. SFAS 148 provides implementation guidance for the adoption of SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS 123), which the Company adopted as of October 1, 2002. The Company has complied with the guidelines of SFAS 148 with respect to the adoption and disclosure of SFAS 123. (See Note 2: Common Stock.)

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (FIN 45). FIN 45 clarifies the requirements of SFAS No. 5, “Accounting for Contingencies” (SFAS 5), related to a guarantor’s accounting for, and disclosures of, the issuance of certain types of guarantees. (See Note 10: Commitments and Contingent Liabilities.) The Company

New Jersey Resources	2003 Annual Report	43

has completed an analysis of FIN 45 and has determined that there were no guarantees for unrelated third parties. NJR has issued parent guarantees for certain transactions entered into by NJRES. As of September 30, 2003, there were parent guarantees covering approximately $201 million of natural gas purchase and demand fee commitments not yet reflected in Accounts payable on the Consolidated Balance Sheet.

The Company completed its assessment of SFAS No. 143, “Accounting for Asset Retirement Obligations” (SFAS 143), which became effective October 1, 2002. SFAS 143 addresses the accounting and reporting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset removal costs. Based on its analysis, the Company determined that it has no such legal obligations. At September 30, 2003, the Company has asset removal costs recovered through prices in excess of actual costs incurred totaling $71.5 million, which, in accordance with SFAS 143, has been reclassified from Accumulated depreciation to Regulatory liability on the Consolidated Balance Sheet. At September 30, 2002, the Company had asset removal costs recovered through prices in excess of actual costs incurred totaling $67.8 million, which is included in Accumulated depreciation on the Consolidated Balance Sheet.

Stock Options

Effective with options granted in fiscal 2003, the Company expenses the cost of stock options over the life of the stock option vesting period in accordance with SFAS 123.

Reclassifications

Certain prior year amounts have been reclassified to conform to the current year reporting.

Use of Estimates

The consolidated financial statements of the Company include estimates and assumptions of certain assets, liabilities, revenues and expenses and the disclosure of certain contingent assets and liabilities. Actual results in the future may differ from such estimates.

2. Common Stock

On January 22, 2002, the Board of Directors declared a 3-for-2 split of the Company’s outstanding shares of common stock, which was distributed on March 4, 2002, to all owners of record as of February 8, 2002. Accordingly, all prior year common share information has been restated to reflect the retroactive effect of this split.

At September 30, 2003, there were 1,117,997 shares reserved for issuance under the Company’s Automatic Dividend Reinvestment and Retirement Savings Plans.

The Company currently offers an Employee and Outside Director Long-Term Incentive Compensation Plan (the Plan) with 2.9 million shares of common stock authorized for awards. Under the Plan, the Company can issue stock options, performance units, dividend equivalent rights and service awards. At September 30, 2003, there were 868,127 shares remaining for issuance or grant under the Plan.

The Company issued 75,795, 4,389 and 28,950 performance units in 2003, 2002 and 2001, respectively. The performance units vest over 3-year periods and are subject to the Company achieving certain performance targets. The annual expense associated with these issuances was $1.2 million, $299,000 and $625,000 in 2003, 2002 and 2001, respectively.

All options granted under the Plan have been non-qualified stock options. They give the holder a right to purchase the Company’s common stock at prices no less than the closing price on the date of the grant. Generally, no option can be exercised before one year or more than 10 years from the date of each grant.

Under the Plan, each outside director receives an award of 200 shares of restricted stock that vests over four years, is granted 5,000 options upon joining the Board and receives an annual grant of 1,500 options. In 2003, 400 shares were issued and 3,000 shares were forfeited.

In October 2002, the Company adopted the fair value method of recording stock-based compensation under SFAS 123. The Company adopted the prospective application of SFAS 123 for options granted after October 1, 2002, the cost of which will be expensed through the income statement based on the fair value of the award at the grant date. In December 2002, the FASB issued SFAS 148, which provides implementation guidance for the adoption of SFAS 123. The Company has complied with the guidelines of SFAS 148 with respect to the adoption and disclosure of SFAS 123. The following is a reconciliation of the As Reported and Pro Forma net income for options granted prior to October 1, 2002, which are accounted for under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”

(Thousands)	2003	2002	2001

Net Income, as reported	$65,412	$56,844	$52,316
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	93	—	—
Deduct: Total stock-based employee compensation expense determined under the fair value-based method for all awards, net of related tax effects	(589)	(623)	(358)

Pro forma Net Income	$64,916	$56,221	$51,958

	2003	2002	2001

Earnings Per Share:
Basic — as reported	$2.41	$2.12	$1.97
Basic — pro forma	$2.40	$2.09	$1.95
Diluted — as reported	$2.38	$2.09	$1.95
Diluted — pro forma	$2.36	$2.07	$1.93

New Jersey Resources	2003 Annual Report	44

The following table summarizes the assumptions used in the Black-Scholes option-pricing model and the resulting weighted average fair value of the stock options for the past three years:

	2003	2002	2001

Dividend yield	3.4%	3.6%	4.0%
Volatility	13.8%	16.47%	18.82%
Expected life (years)	7.7	7.9	8.0
Weighted average fair value	$3.83	$3.52	$3.03

The following table summarizes the stock option activity for the past three years:

		Weighted
		Average
	Shares	Exercise Price

Outstanding at September 30, 2000	1,198,676	$22.55
Granted	641,034	$27.35
Exercised	(176,450)	$20.51
Forfeited	(2,067)	$26.44

Outstanding at September 30, 2001	1,661,193	$22.55

Granted	47,964	$30.22
Exercised	(123,157)	$20.75
Forfeited	(1,859)	$27.30

Outstanding at September 30, 2002	1,584,141	$25.06

Granted	284,000	$31.52
Exercised	(64,424)	$21.78
Forfeited	(3,988)	$27.82

Outstanding at September 30, 2003	1,799,729	$26.20

Exercisable at September 30, 2003	1,022,992	$24.35

The following table summarizes stock options outstanding and exercisable at September 30, 2003:

	Outstanding			Exercisable

			Average		Average
Exercise		Average	Exercise		Exercise
Price Range	Options	Life (a)	Price	Options	Price

$13.36 — $16.71	44,904	1.6	$15.62	44,904	$15.62
$16.71 — $20.05	158,557	2.2	$18.57	158,557	$18.57
$20.02 — $23.39	16,500	4.6	$22.44	16,500	$22.44
$23.39 — $26.73	613,318	5.6	$25.09	449,377	$24.78
$26.73 — $30.07	641,695	7.2	$27.36	334,415	$27.39
$30.07 — $35.00	324,755	9.2	$31.39	19,239	$30.90

Total	1,799,729	6.4	$26.20	1,022,992	$24.35

(a)	Average contractual life remaining in years

In accordance with SFAS No. 128, “Earnings Per Share,” which established standards for computing and presenting basic and diluted earnings per share (EPS), the incremental shares required for inclusion in the denominator for the diluted EPS calculation were 436,496 in 2003, 307,883 in 2002 and 202,599 in 2001. These shares relate to stock options and restricted stock and were calculated using the treasury stock method. The numerator for each applicable basic and diluted EPS calculation was net income.

In 1996, the Board of Directors authorized the repurchase of up to 1 million of the Company’s common shares. In 1999 and 2002, the repurchase plan was expanded to 1.5 million shares and 2 million shares, respectively. As of September 30, 2003, the Company has repurchased 1,578,053 shares of its common stock at a cost of $56 million.

3. Shareholder Rights Plan

In July 1996, the Board of Directors adopted a shareholder rights plan that provides for the distribution of one right for each share of common stock outstanding on or after August 15, 1996. Each right entitles its holder to purchase 1/1500 of one share of the Series A Stock, as defined below, at an exercise price of $36.67.

The shareholder rights plan provides that, after a person or group acquires 10 percent or more of the Company’s common stock, each of the rights, except for those held by the 10 percent holder (which become void once the holder reaches the 10 percent threshold) becomes the right to acquire shares of the Company’s common stock having a market value equal to twice the exercise price. If a person or group acquires at least 10 percent, but less than 50 percent, the Board of Directors may exchange each right for one share of the Company’s common stock. The rights may be redeemed for $.01 per right at any time prior to the first public announcement or communication to the Company that a person or group has crossed the 10 percent threshold.

The Company has 400,000 shares of authorized and unissued $100 par value preferred stock. The Company has created and reserved for issuance 50,000 shares of Series A Junior Participating Cumulative Preferred Stock (Series A Stock) in connection with the adoption of the shareholder rights plan.

4. Long-Term Debt, Dividends and Retained Earnings Restrictions

Annual Long-term debt redemption requirements for the next five years are as follows: 2004, $2.4 million; 2005, $27.5 million; 2006, $2.6 million; 2007, $2.8 million; and 2008, $3 million.

NJNG’s mortgage secures its First Mortgage Bonds and represents a lien on substantially all of its property, including natural gas supply contracts. Certain indentures supplemental to the mortgage include restrictions as to cash dividends and other distributions on NJNG’s common stock, which restrictions apply so long as certain series of First Mortgage Bonds are outstanding. Under the most restrictive provision, approximately $133.7 million of NJNG’s retained earnings was available for such purposes at September 30, 2003.

NJNG enters into loan agreements with the New Jersey Economic Development Authority (EDA) whereby the EDA issues bonds to the public. To secure its loans from the EDA, NJNG issues First Mortgage Bonds with interest rates and maturity dates identical to the EDA Bonds. In July 2002, the EDA approved $12 million of new funds to finance construction in NJNG’s northern division over three years. In September 2003, the BPU approved NJNG’s petition to issue up to $112 million of First Mortgage Bonds, Private Placement Bonds, EDA loan agreements, or Medium Term Notes over the next three years. NJNG expects to enter into a loan agreement whereby the EDA would loan NJNG the proceeds from its $12 million Natural Gas Facilities

New Jersey Resources	2003 Annual Report	45

Revenue Bonds, which NJNG would deposit into a construction fund. NJNG expects to then immediately draw down $4 million from the construction fund.

At September 30, 2003 and 2002, NJNG had total long-term variable-rate debt outstanding of $112 million and $122 million, respectively.

In July 2002, NJNG entered into $97 million of interest rate caps with several banks at a rate of 3.25 percent, expiring in July 2004. These caps are designed to limit NJNG’s variable rate debt exposure for all of its outstanding tax-exempt EDA Bonds. The Company accounts for the interest rate caps as a cash flow hedge with changes in fair value accounted for in Other comprehensive income.

At September 30, 2003 and 2002, the weighted average interest rate on NJNG’s variable rate EDA Bonds was .9 percent and 1.5 percent, respectively.

In fiscal 2002, NJNG entered into an agreement with a financing company whereby NJNG received $20.6 million related to the sale-leaseback of a portion of its meters. In December 2002, NJNG received $5.3 million under this agreement in connection with the sale-leaseback of its vintage 2001 meters. NJNG has the ability to continue the sale-leaseback meter program on an annual basis.

In December 2002, NJNG’s $25 million, 7.5% Series V First Mortgage Bonds matured.

In December 1995, the BPU approved NJNG’s petition to enter into a master lease agreement for its headquarters building for a 25.5-year term with two 5-year renewal options. The present value of the agreement’s minimum lease payments is reflected as both a capital lease asset and a capital lease obligation, which are included in Utility plant and Long-term debt, respectively, on the Consolidated Balance Sheets. In accordance with its ratemaking treatment, NJNG records rent expense as if the lease was an operating lease. Minimum annual lease payments are $2.6 million in 2004, $2.7 million in 2005, $2.9 million in 2006, 2007 and 2008, with $44.1 million over the remaining term of the lease. Approximately 24 percent of the building, representing approximately $651,000 of lease payments in 2003, is presently subleased to other tenants.

In December 2002, the Company entered into $380 million of committed credit facilities with several banks. The NJR portion of the facility consists of $100 million with a 364-day term and an $80 million revolving credit facility with a 3-year term expiring January 2006. The NJNG portion of the facility consists of $150 million with a 364-day term and a $50 million revolving credit facility with a 3-year term expiring January 2006. The NJR facilities are used to finance unregulated operations. NJNG’s facilities are used to support its commercial paper borrowings. Consistent with NJNG’s intent to maintain a portion of its commercial paper borrowings on a long-term basis, and as supported by its long-term revolving credit facility, $15 million and $25 million of commercial paper borrowings are included in Long-term debt on the Consolidated Balance Sheets at September 30, 2003 and 2002, respectively.

At September 30, 2003, NJR had no long-term variable rate debt outstanding. At September 30, 2002, NJR had $105.3 million of long-term variable rate debt outstanding, with a weighted average interest rate of 2.2 percent.

5. Short-Term Debt and Credit Facilities

A summary of NJR’s and NJNG’s committed credit facilities which require commitment fees on the unused amounts are as follows:

(Thousands)	2003	2002

NJR
Bank credit facilities	$180,000	$135,000
Amount outstanding at year-end Notes payable to banks	$42,300	—
Weighted average interest rate at year-end Notes payable to banks	1.80%	—

NJNG

Bank credit facilities	$200,000	$200,000
Amount outstanding at year-end Commercial paper	$158,500	$74,900
Weighted average interest rate at year-end Commercial paper	1.11%	1.80%

6. Income Taxes

The Company’s federal income tax returns through 1999 have either been examined by the Internal Revenue Service (IRS) or the related statute of limitations has expired and all matters have been settled. The 2000 and 2001 federal income tax returns have been reviewed by audit survey, with no changes noted. The 2002 federal income tax return is currently under IRS review.

Income tax expense differs from the amount computed by applying the statutory federal income tax rate of 35 percent to pretax income for the following reasons:

(Thousands)	2003	2002	2001

Statutory income tax expense	$37,756	$32,469	$29,497
Change resulting from State income taxes	6,647	5,597	5,052
Depreciation and cost of removal	(1,192)	(1,362)	(1,728)
Investment tax credits	(348)	(348)	(348)
Other	(401)	(432)	(512)

Income tax provision	$42,462	$35,924	$31,961

New Jersey Resources	2003 Annual Report	46

The Income tax provision was composed of the following:

(Thousands)	2003	2002	2001

Current
Federal	$16,358	$9,339	$13,694
State	7,848	3,811	10,838
Deferred
Federal	16,225	18,321	10,844
State	2,379	4,801	(3,067)
Investment tax credits	(348)	(348)	(348)

Income tax provision	$42,462	$35,924	$31,961

Charged to
Income tax provision	$42,462	$35,924	$32,891
Cumulative effect of a change in accounting	—	—	(930)

Total provision	$42,462	$35,924	$31,961

The tax effects of significant temporary differences comprising the Company’s net deferred income tax liability at September 30, 2003 and 2002,were as follows:

(Thousands)	2003	2002

Current
Underrecovered gas costs	$28,070	$11,858
WNC	(1,841)	3,521
Other	(2,434)	(2,090)

Current deferred tax liability, net	$23,795	$13,289

Non-current
Property-related items	$95,108	$83,127
Customer contributions	(4,169)	(4,189)
Capitalized overhead and interest	(6,120)	(4,740)
Underrecovered gas costs	988	5,287
Unamortized investment tax credits	(2,558)	(2,906)
Remediation costs	26,242	21,752
WNC and other	4,117	(5,896)

Non-current deferred tax liability, net	$113,608	$92,435

7. Regulatory Issues

Energy Deregulation Legislation

In February 1999, the Electric Discount and Energy Competition Act (EDECA), which provides the framework for the restructuring of New Jersey’s energy market, became law. In March 2001, the BPU issued a written order that approved a stipulation among various parties to fully open NJNG’s residential markets to competition, restructure its rates and expand an incentive for residential and small commercial customers to switch to transportation service. As required by EDECA, NJNG restructured its rates to segregate its BGSS, the component of rates whereby NJNG provides the commodity to the customer, and delivery (i.e., transportation) prices.

In June 2001, the BPU initiated a proceeding regarding the provision of BGSS. In July 2001, NJNG submitted a BGSS proposal that provides for additional customer choices, including various pricing options. In January 2002, the BPU issued an order, which stated that BGSS could be provided by suppliers other than the state’s natural gas utilities, but BGSS should be provided by the state’s natural gas utilities until further BPU action. On October 22, 2003, the BPU approved a stipulation whereby the parties agreed to develop a commodity pooling program, which is related to NJNG’s proposal.

In December 2000, the BPU issued a written order which resolved a customer account service proceeding and approved the transfer of NJNG’s existing appliance service business to NJRHS, an unregulated subsidiary of the Company. During the customer account services proceedings, the BPU noted that issues relating to the provision of such services as metering and competitive billing would be reviewed in the future. Based on the belief that there is little interest among third-party suppliers in competitive customer account services, the BPU staff recommended that a further review be deferred until the competitive energy market develops further.

The BPU is required to audit the state’s energy utilities’ competitive services business every two years. The primary purpose of the audit is to ensure that utilities and their affiliates offering unregulated retail services do not have any unfair competitive advantage over nonaffiliated providers of similar retail services. In June 2002, the BPU initiated a compliance audit of NJNG. In March 2003, an independent consulting firm, engaged by the BPU, completed its audit of NJNG. The audit report found that NJNG and its affiliates do not have an unfair competitive advantage over other competitive service providers. It also confirmed that NJNG has established and maintained effective accounting, functional and management separation between itself and its affiliates. The audit has been submitted to the BPU for approval.

BGSS

On January 6, 2003, the BPU approved a statewide BGSS agreement requiring all New Jersey natural gas utilities to make an annual filing by June 1 for review of BGSS and a potential price change to be effective October 1. After proper notice and BPU action on the June filing, the agreement allows natural gas utilities to increase residential and small commercial customer BGSS prices up to 5 percent on a self-implementing basis on December 1 and February 1.

On February 6, 2003, NJNG received approval for a 6 percent price increase effective immediately and on August 18, 2003, NJNG received approval for an 8.7 percent price increase effective September 1, 2003. These increases reflected higher wholesale natural gas costs and are subject to refund with interest.

During fiscal 2002, NJNG received a 10.8 percent price decrease effective December 1, 2001 and a 3 percent price decrease effective February 6, 2002, reflecting lower projected wholesale natural gas costs.

New Jersey Resources	2003 Annual Report	47

NJNG is eligible to receive incentives for reducing BGSS costs through a series of margin-sharing programs that include off-system sales, capacity release, portfolio-enhancing and financial risk management programs. On October 22, 2003, the BPU approved an agreement whereby the existing margin sharing between customers and shareowners for off-system sales, capacity release and financial risk management transactions was extended through October 31, 2006. As part of this agreement, the portfolio-enhancing programs, which include an incentive for the permanent reduction of the cost of capacity, continued to receive sharing treatment between customers and shareowners through April 30, 2004, for transactions entered into on or before December 31, 2002. This BPU action also provided for the parties to evaluate the appropriateness of a new capacity reliability incentive for the BPU’s consideration by October 1, 2004. NJNG believes that the elimination of the portfolio-enhancing program will not have a material effect on its financial position, results of operations or cash flows.

The BPU also approved a new storage incentive program that will share gains and losses on an 80/20 percent basis between customers and shareowners, respectively. The 1-year pilot program, will measure the difference between the actual cost of natural gas in storage and a benchmark applicable to the April-through-October injection season.

Other Adjustment Clauses

On October 22, 2003, the BPU also approved NJNG’s request to update factors used in its WNC, which is designed to stabilize year-to-year fluctuations that may result from changing weather patterns on both NJNG’s gross margin and customers’ bills. Consumption factors had not been adjusted to reflect NJNG’s growth and actual customer base since the settlement of its last base rate case nearly a decade ago. Updating the consumption factors will make the resulting calculations from the WNC more reflective of the actual impact of weather.

In March 2003, the BPU approved a permanent statewide Universal Service Fund (USF) program, effective July 1, 2003. The USF program was established for all natural gas and electric utilities in New Jersey for the benefit of limited-income customers. Eligible customers will receive a credit toward their utility bill. The credits applied to eligible customers will be recovered through a USF rider. NJNG will recover carrying costs on deferred USF balances.

NJNG has proposed a Smart Growth pilot program for Asbury Park and Long Branch, New Jersey, that would invest new capital in the infrastructure of these cities. NJNG’s proposal features a recovery mechanism referred to as the Targeted Revitalization Infrastructure Program (TRIP), which would provide a current return on and return of any capital invested in this program. NJNG estimates that it would invest approximately $14 million under this program. The BPU is currently reviewing this proposal.

In June 2003, the BPU approved a 10-year transportation agreement between NJNG and Ocean Peaking Power, LLC, to provide transportation service to a new natural gas-fired electric generation plant in Lakewood, New Jersey. NJNG’s transportation agreement became effective on June 1, 2003, and will benefit customers by providing additional credits against natural gas costs, with sales principally made during nonpeak times. Gross margin from these sales over the first four years will be shared with customers and shareowners on a 50/50 percent basis.

NJNG is also involved in various proceedings associated with several other adjustment clauses, which in NJNG’s opinion will not have a material adverse impact on its financial condition or results of operations.

8. Employee Benefit Plans

Pension Plans

The Company has two trusteed, noncontributory defined benefit retirement plans covering regular represented and nonrepresented employees with more than one year of service. All represented employees of NJRHS hired on or after October 1, 2000, are covered by an enhanced defined contribution plan instead of the defined benefit plan.

Defined benefit plan benefits are based on years of service and average compensation during the highest 60 consecutive months of employment.

The components of the qualified plans net pension cost were as follows:

(Thousands)	2003	2002	2001

Service cost	$2,394	$1,957	$1,622
Interest cost	5,100	4,813	4,365
Expected return on plan assets	(5,863)	(6,065)	(5,996)
Amortization of prior service cost	87	87	87
Recognized actuarial (gain) loss	220	—	(356)
Recognized net initial obligation	(287)	(306)	(306)
Recognized actuarial loss due to special termination	—	—	574

Net periodic pension cost	$1,651	$486	$(10)

New Jersey Resources	2003 Annual Report	48

A reconciliation of the funded status of the plans to the amounts recognized on the Consolidated Balance Sheets is presented below:

(Thousands)	2003	2002

Change in Projected Benefit Obligation (PBO)
PBO at beginning of year	$77,125	$65,407
Service cost	2,394	1,957
Interest cost	5,100	4,813
Plan participants’ contributions	64	62
Actuarial loss	2,324	8,068
Benefits paid	(3,380)	(3,182)

PBO at end of year	$83,627	$77,125

Change in plan assets
Fair value of plan assets at beginning of year	$44,109	$51,830
Actual return on plan assets	7,907	(4,601)
Employer contributions	13,700	—
Plan participants’ contributions	64	62
Benefits paid	(3,380)	(3,182)

Fair value of plan assets at end of year	$62,400	$44,109

Funded status	$(21,227)	$(33,016)
Unrecognized actuarial loss	29,284	29,225
Unrecognized prior service cost	403	489
Unrecognized net initial obligation	(238)	(526)

Net amount recognized	$8,222	$(3,828)

Amounts recognized on Consolidated Balance Sheets
Accrued benefit liability included in:
Postretirement employee benefit liability — current	—	$(2,417)
Postretirement employee benefit liability	$(10,673)	(16,211)
Intangible asset	473	215
Accumulated other comprehensive income	18,422	14,585

Net amount recognized	$8,222	$(3,828)

The accumulated benefit obligation (ABO) at September 30, 2003 and 2002, was $73.1 million and $62.7 million, respectively.

Pursuant to SFAS No. 87, “Employers Accounting for Pensions” (SFAS 87), the Company was required to record a $4.1 million additional minimum pension liability in 2003, which is included in Postretirement employee benefit liability on the Consolidated Balance Sheets. In 2002, the Company recorded a $14.8 million additional minimum pension liability that resulted from a decrease in the fair value of plan assets, which was due primarily to declining stock market values and a decrease in the discount rate.

The Company’s funding policy is to contribute at least the minimum amount required by the Employment Retirement Income Security Act of 1974, as amended. In 2003, the Company contributed $13.7 million to its pension plans, of which $2.4 million represented the required minimum funding. The Company elected to make the additional tax deductible contributions to improve the funded status of the plans. In 2004, the Company has no minimum funding requirements and currently does not anticipate making any discretionary contributions. The Company was not required to, and did not, make contributions to its pension plans in 2002 and 2001.

The weighted average assumptions are as follows:

	2003	2002	2001

Discount rate	6.00%	6.75%	7.50%
Expected asset return	9.00%	9.25%	9.50%
Compensation increase	3.75%	4.00%	4.00%

The mix and targeted allocation of the pension plans’ assets are as follows:

				Weighted
	2004	Assets		Avg. Expected
	Target	at Sept. 30,		Long-term
Asset Allocation	Allocation	2003	2002	Rate of Return

U.S. equity securities	52%	53%	50%	9.6%
International equity securities	18%	17%	17%	10.4%
Fixed income	30%	30%	33%	7.1%

Total	100%	100%	100%	9.0%

The Company maintains an unfunded nonqualified pension equalization plan (PEP) that was established to provide employees with the full level of benefits as stated in the qualified plan without reductions due to various limitations imposed by the provisions of federal income tax laws and regulations. There were no plan assets in the nonqualified plan due to the nature of the plan. The Company recorded a $73,000 and $63,000 net periodic PEP cost in 2003 and 2002, respectively. The PEP weighted averaged assumptions are identical to the qualified pension plan assumptions.

The PBO and ABO for the Company’s nonfunded PEP were $423,000 and $325,000, respectively, as of September 30, 2003, and $446,000 and $213,000, respectively, as of September 30, 2002.

Other Postretirement Benefit Plans (OPEB)

The Company provides postretirement medical and life insurance benefits to employees who meet the eligibility requirements. The Company’s transition obligation associated with these benefits of $8.6 million is being amortized over 20 years.

Effective October 1, 1998, the BPU approved the recovery of $4.9 million of deferred costs over 15 years, which is included in Regulatory assets on the Consolidated Balance Sheets.

New Jersey Resources	2003 Annual Report	49

The components of the net OPEB cost are as follows:

(Thousands)	2003	2002	2001

Service cost	$922	$799	$615
Interest cost	1,862	1,777	1,519
Expected return on plan assets	(577)	(520)	(555)
Amortization of
Transition obligation	357	357	372
Prior service cost	74	74	84
Loss	486	335	65
Special termination benefit	—	—	168

Net periodic OPEB cost	$3,124	$2,822	$2,268

A reconciliation of the funded status of the plans to the amounts recognized on the Consolidated Balance Sheets at September 30, 2003 and 2002, is presented below:

(Thousands)	2003	2002

Change in PBO
PBO at beginning of year	$27,306	$23,656
Service cost	922	799
Interest cost	1,862	1,777
Actuarial loss	4,420	2,063
Benefits paid	(1,006)	(989)

PBO at end of year	$33,504	$27,306

Change in plan assets
Fair value of plan assets at beginning of year	$6,266	$5,458
Actual return on plan assets	1,097	(445)
Employer contributions	2,001	2,242
Benefits paid	(1,006)	(989)

Fair value of plan assets at end of year	8,358	6,266

Funded status	(25,146)	(21,040)
Unrecognized transition obligation	3,598	3,955
Unrecognized prior service cost	612	686
Unrecognized net loss	13,708	10,294

Net amount recognized	$(7,228)	$(6,105)

Amounts recognized on Consolidated Balance Sheets
Postretirement employee benefit liability — current	$(3,308)	$(2,579)
Postretirement employee benefit liability	(3,920)	(3,526)

Net amount recognized	$(7,228)	$(6,105)

Based upon certain regulatory and actuarial assumptions, the Company anticipates making contributions of approximately $3.3 million in 2004.

Effect of a 1 percentage point increase in the health care cost trend rate (HCCTR) on:

(Thousands)	2003	2002

Year-end benefit obligation	$5,527	$4,474
Total service and interest cost	$566	$485

Effect of a 1 percentage point decrease in the HCCTR on:

(Thousands)	2003	2002

Year-end benefit obligation	$(4,425)	$(3,585)
Total service and interest cost	$(439)	$(375)

The assumed HCCTR used in measuring the PBO as of September 30, 2003, was 9.5 percent, gradually declining to 4.5 percent in 2008, and then remaining constant thereafter.

The weighted average assumptions are as follows:

(Thousands)	2003	2002	2001

Discount rate	6.00%	6.75%	7.50%
Expected asset return	8.50%	8.75%	9.00%
Compensation increase	3.75%	4.00%	4.00%
Initial HCCTR	9.50%	9.00%	10.00%
Ultimate HCCTR	4.50%	4.50%	5.00%
Year ultimate HCCTR reached	2008	2007	2006

The Company’s OPEB plan assets consist of the same mix and targeted allocation as the pension plans. The weighted average long-term rate of return on plan assets in the OPEB plan is 50 basis points lower than that of the pension plan assets due to less favorable tax treatment.

Defined Contribution Plan

The Company offers an Employees’ Retirement Savings Plan (Savings Plan) to eligible employees. The Company matches 50 percent of participants’ contributions up to 6 percent of base compensation.

For represented NJRHS employees who are not eligible for participation in the defined benefit plan, the Company contributes between 2 and 3 percent of base compensation, depending on service, into the Savings Plan on their behalf.

The amount expensed for the matching provision of the Savings Plan was $978,000, $959,000 and $719,000 in 2003, 2002 and 2001, respectively.

9. Financial Instruments and Risk Management

The Company and its subsidiaries are subject to market risk due to fluctuations in the price of natural gas. To hedge against such fluctuations, the Company and its subsidiaries enter into futures contracts, option agreements and over-the-counter swap agreements. NJNG’s recovery of natural gas costs is governed by the BGSS, but to hedge against price fluctuations, NJNG utilizes futures, options and

New Jersey Resources	2003 Annual Report	50

swaps through its corporate financial risk management program. NJRES hedges purchases and sales of storage gas and transactions with wholesale customers. NJR Energy has hedged a long-term, fixed-price contract to sell natural gas. The amounts included in Other comprehensive income related to natural gas instruments, which have been designated cash flow hedges, will reduce or increase gas costs as the underlying physical transaction occurs. Based on the amount recorded in Accumulated other comprehensive income at September 30, 2003, $6.9 million is expected to be recorded as a decrease to gas costs in 2004.

The following table reflects the changes in the fair market value of commodity derivatives from September 30, 2002, to September 30, 2003:

	Balance	Increase	Less	Balance
	Sept. 30,	(Decrease) in Fair	Amounts	Sept. 30,
(Thousands)	2002	Market Value	Settled	2003

NJNG	$(2,564)	$(17,289)	$9,017	$(28,870)
NJRES	(14,689)	(11,707)	(32,180)	5,784
NJR Energy	3,362	17,246	5,668	14,940

Total	$(13,891)	$(11,750)	$(17,495)	$(8,146)

     There were no contracts originated and valued at fair market value and no changes in methods of valuations during the year ended September 30, 2003.

     The following is a summary of fair market value of commodity derivatives at September 30, 2003, by method of valuation and by maturity:

			After	Total
(Thousands)	2004	2005-2007	2007	Fair Value

Price based on NYMEX	$(8,808)	$(11,690)	$(8,473)	$(28,971)
Price based on over-the-counter published quotations	7,347	9,693	1,610	18,650
Price based upon models	—	525	1,650	2,175

Total	$(1,461)	$(1,472)	$(5,213)	$(8,146)

The following is a summary of commodity derivatives by type as of September 30, 2003:

		Net		Amount Included
		Volume	Price per	in Derivatives
		(Bcf)	Mmbtu	(Thousands)

NJNG
	Futures	0.5	$5.11 – $5.21	$302
	Options	(1.7)	$3.25 – $10.00	(9,474)
	Swaps	32.5		(19,698)
NJRES
	Futures	(18.0)	$4.46 – $5.26	1,262
	Options	0.9	$5.22 – $5.32	89
	Swaps	38.9		4,433
NJR Energy
	Swaps	19.4		14,940

Total				$(8,146)

In March 1992, NJR Energy entered into long-term, fixed-price contracts to sell natural gas (Gas Sale Contracts) to an energy marketing company. In October 1994, in conjunction with a shift in capital allocation policy, NJR Energy entered into a swap agreement that hedged its risk for sales volumes under the Gas Sale Contracts that were in excess of the estimated production from natural gas reserves owned at that time. NJR Energy subsequently sold its natural gas reserves pursuant to a plan to exit the oil and natural gas production business. To hedge its risk for sales volumes under the Gas Sale Contracts, which would have otherwise been fulfilled by its producing reserve base, NJR Energy entered into a second swap agreement in June 1995. Under the terms of the swap agreements, NJR Energy pays to the counterparties the identical fixed price it receives from the natural gas marketing company in exchange for the payment by the counterparties of an index price plus a spread per Mmbtu (i.e., floating price) for the total volumes under the Gas Sale Contracts. The swap agreements were effective as of November 1995 and will expire on the same date as the underlying Gas Sale Contracts.

To secure the physical natural gas supply needed to meet the delivery requirements under its Gas Sale Contracts, NJR Energy entered into a long-term purchase contract, effective November 1995, with a second natural gas marketing company for the identical volumes that it is obligated to sell under the above-mentioned Gas Sale Contracts. NJR Energy has agreed to pay the supplier the identical floating price that it is receiving under the swap agreements.

The net result of the above swap agreements and purchase contract is that NJR Energy has hedged both its price and volume risk associated with its Gas Sale Contracts. The respective obligations of NJR Energy and the counterparties under the swap agreements are guaranteed, subject to a maximum amount, by the Company and the respective counterparties’ parent corporations. In the event of nonperformance by the counterparties and their parent corporations, NJR Energy’s financial results would be impacted by the difference, if any, between the fixed price it is receiving under the Gas Sale Contracts and the floating price that it is paying under the purchase contract. However, the Company does not anticipate nonperformance by the counterparties.

The fair value of cash and temporary investments, accounts receivable, accounts payable, commercial paper and borrowings under revolving credit facilities is estimated to equal their carrying amounts due to the short maturity of those instruments. The estimated fair value of long-term debt is based on quoted market prices for similar issues. The carrying amount of long-term debt was $207.8 million and $348.1 million, with a fair market value of $217.1 million and $357.9 million, at September 30, 2003 and 2002, respectively.

New Jersey Resources	2003 Annual Report	51

Effective October 1, 2000, the Company adopted SFAS 133. (See Note 1: Summary of Significant Accounting Policies – Derivative Activities.)

At October 1, 2000, the effect of adopting SFAS 133 was as follows:

(Thousands)

Fair value of derivative assets	$56,963
Fair value of derivative liabilities	$17,657
Regulatory liability	$6,834
Cumulative effect on net income from a change in accounting, net of tax	$(1,347)
Accumulated other comprehensive income, net of tax	$20,530

The cumulative effect on net income from a change in accounting resulted from derivatives that do not qualify for hedge accounting.

The amounts included in Other comprehensive income that relate to natural gas instruments will reduce or be charged to gas costs as the related transactions effects earnings. Of the amount recorded to Other comprehensive income on the October 1, 2000 transition date, $20.1 million was recorded as a reduction to gas costs in fiscal 2001. The amounts related to interest rate instruments are charged to interest expense as the forecasted transactions effects earnings.

In July 2001, the Company entered into a 5-year, zero-premium collar to hedge changes in the value of 100,000 shares of its investment in Capstone Turbine Corporation (Capstone). The collar consists of a purchased put option with a strike price of $9.97 per share and a sold call option with a strike price of $24.16 per share for 100,000 shares. The Company entered into this transaction to hedge its anticipated sale of 100,000 shares of Capstone at the settlement date in 2006 and, accordingly, accounts for the transaction as a cash flow hedge. Other comprehensive income for the year ended September 30, 2003, included a $90,000 unrealized loss related to this collar. At September 30, 2003, Accumulated other comprehensive income included a $751,000 unrealized gain related to this collar.

The ineffective portions of derivatives qualifying for hedge accounting were immaterial in 2003.

The cash flow hedges described above cover various periods of time ranging from November 2002 to October 2010.

10. Commitments and Contingent Liabilities

NJNG has entered into long-term contracts, expiring at various dates through 2022, for the supply, storage and delivery of natural gas. These contracts include fixed charges of approximately $94 million annually at current contract rates and volumes, which are recovered through the BGSS.

NJNG’s capital expenditures are estimated at $66 million and $69 million in 2004 and 2005, respectively, and consist primarily of its construction program to support customer growth, maintenance of its distribution system, upgrades in targeted areas and replacement needed under proposed pipeline safety rulemaking. In addition, CR&R expects $15.8 million of capital expenditures in 2004 to complete a 200,000-square-foot build-to-suit building.

The Company’s future minimum lease payments under various operating leases are less than $2.5 million annually for the next five years and $428,000 in the aggregate for all years thereafter.

NJNG identified 11 former MGP sites, dating back to the late 1800s and early 1900s, which contain contaminated residues from the former gas manufacturing operations. Ten of the 11 sites in question were acquired by NJNG in 1952. Gas manufacturing operations ceased at these sites at least by the mid-1950s and, in some cases, had been discontinued many years earlier. All of the former gas manufacturing facilities were subsequently dismantled by NJNG or the previous owners. Since October 1989, NJNG has entered into Administrative Consent Orders or Memoranda of Agreement with the New Jersey Department of Environmental Protection (NJDEP) covering all 11 sites. These orders and agreements establish the procedures to be followed in developing a final remedial cleanup plan for each site. NJNG is currently involved in administrative proceedings with the NJDEP with respect to the plant sites in question, and is participating in various studies and investigations by outside consultants to determine the nature and extent of any such contaminated residues and to develop appropriate programs of remedial action, where warranted. Until September 2000, most of the cost of such studies and investigations had been shared under an agreement with the former owner and operator of 10 of the MGP sites. In September 2000, a revised agreement was executed pursuant to which NJNG is responsible for two of the sites, while the former owner is responsible for the remaining eight sites. Also in September 2000, NJNG purchased a 20-year cost-containment insurance policy for its two remaining sites. NJNG continues to participate in the investigation and remedial action for the MGP site that was not subject to the original cost-sharing agreement.

In June 1992, the BPU approved a remediation rider through which NJNG recovers its remediation expenditures over a 7-year period. NJNG is currently recovering its remediation expenditures incurred through June 30, 1998. Costs incurred subsequent to June 30, 1998, including carrying costs on deferred expenditures (See Note 1: Summary of Significant Accounting Policies – Capitalized and Deferred Interest), will be recovered over rolling 7-year periods, subject to BPU approval. In September 1999 and January 2001, NJNG filed for recovery of remediation expenditures incurred in the years ended June 30, 1999 and 2000, respectively. In March 2003, NJNG filed testimony for recovery of remediation expenditures for the 2-year

New Jersey Resources	2003 Annual Report	52

period ending June 30, 2002. The BPU is currently reviewing these three filings and, while NJNG believes that all costs are probable of recovery, no assurance can be given as to the ultimate resolution of this matter. As of September 30, 2003, $44.1 million of previously incurred remediation costs, net of recoveries from customers and insurance, are included in Regulatory assets on the Consolidated Balance Sheet.

In September 2003, with the assistance of an outside consulting firm, NJNG updated an environmental review of the MGP sites, including a review of their potential liability for investigation and remedial action. Based on this review, NJNG estimates that, exclusive of any insurance recoveries, total future expenditures to remediate and monitor the three MGP sites it is responsible for will range from $108.8 million to $146.3 million. NJNG’s estimate of these liabilities is based upon currently available facts, existing technology and presently enacted laws and regulations. However, actual costs may differ from these estimates. Where available information is sufficient to estimate the amount of the liability, it is NJNG’s policy to accrue the full amount of such estimate. Where the information is sufficient only to establish a range of probable liability and no point within the range is more likely than any other, it is NJNG’s policy to accrue the lower end of the range. Accordingly, NJNG has recorded an MGP remediation liability and a corresponding Regulatory asset of $108.8 million on the Consolidated Balance Sheet. The actual costs to be incurred by NJNG are dependent upon several factors, including final determination of remedial action, changing technologies and governmental regulations, the ultimate ability of other responsible parties to pay and any insurance recoveries. NJNG will continue to seek recovery of such costs through its remediation rider. If any future regulatory position indicates that the recovery of such costs is not probable, the related cost would be charged to income.

NJRES is the marketing agent for the Stagecoach storage project. Stagecoach is a high-injection/high-withdrawal facility in New York State with 12 billion cubic feet (Bcf) of working natural gas capacity with a connection to the Tennessee Gas Pipeline.

NJRES’ marketing and management agreement ends March 31, 2012, subject to termination rights. During this period, NJRES has agreed to arrange contracts for, or purchase at fixed prices, sufficient services to provide Stagecoach with revenues of approximately $22 million annually from April 1, 2003, to March 31, 2012. Stagecoach must notify NJRES of its intent to sell services under the aforementioned contract by November 30 of the prior annual period. Stagecoach did not notify NJRES of its intent to sell services for the annual period ended March 31, 2004. Therefore, NJRES has no purchase obligation related to this period. NJRES has reached 1- to 5-year agreements with Stagecoach customers with varying expiration dates, the last of which is August 31, 2008. The value of these services totals 85 percent, 37 percent, 20 percent and 13 percent of the Company’s potential purchase obligation for the annual periods ended March 31, 2005 through 2008, respectively.

In August 2002, NJNG, in connection with its system requirements, was awarded 2-year agreements for Stagecoach storage and transportation services ending July 31, 2004. These agreements were awarded pursuant to an open bid process.

Due to the price levels of the potential purchase obligations to NJRES, as compared with current market prices, and the current and expected level of contracts, the Company does not currently believe that the potential purchase obligation in the Stagecoach agreement will result in any material future losses.

Under the Stagecoach agreement, NJRES is also required to provide and maintain 2 Bcf of firm base gas at the Stagecoach facility for the term of the agreement.

Since July 1, 2003, multiple lawsuits have been filed in the Superior Court of New Jersey, Monmouth County, Law Division, against NJNG and the Company alleging, among other things, personal injuries relating to the former MGP site in Long Branch, New Jersey. The relief sought by the plaintiffs includes compensatory damages, medical monitoring, disgorgement of profits, costs of cleanup, remediation and punitive damages.

The Company has made a demand on its insurance carriers for coverage, and one of its insurance carriers has advised that it will provide the Company legal defense coverage, subject to a reservation of rights. NJNG is also defending the former owner of the MGP site pursuant to an indemnity agreement.

The Company believes that it is not liable under the allegations of the complaints, and further believes that any liability that could possibly be assessed against it, with the exception of liability for punitive damages, would be recoverable through insurance or may be recoverable through the remediation rider. No assurance can be given as to the ultimate resolution of this matter or the impact on the Company’s financial condition, results of operations or cash flows.

The Company is a party to other various claims, legal actions, complaints and investigations arising in the ordinary course of business. In management’s opinion, the ultimate disposition of these matters will not have a material adverse effect on either the Company’s financial condition or results of operations.

New Jersey Resources	2003 Annual Report	53

11. Business Segment Data

Information related to the Company’s various business segments, excluding capital expenditures, which are presented in the Consolidated Statements of Cash Flows, is detailed below.

The Natural Gas Distribution segment consists of regulated energy and off-system and capacity management operations. The Energy Services segment consists of unregulated fuel and capacity management and wholesale marketing operations. The Retail and Other segment consists of appliance and installation services, commercial real estate development, investment and other corporate activities.

(Thousands)	2003	2002	2001

Operating Revenues
Natural Gas Distribution	$759,878	$774,541	$1,009,477
Energy Services	1,766,265	1,037,417	1,022,734
Retail and Other	21,927	19,711	21,474

Total before eliminations	2,548,070	1,831,669	2,053,685
Intersegment revenues	(3,691)	(165)	(5,277)

Total	$2,544,379	$1,831,504	$2,048,408

Depreciation and Amortization
Natural Gas Distribution	$31,192	$31,044	$31,676
Energy Services	189	219	250
Retail and Other	584	581	604

Total	$31,965	$31,844	$32,530

Operating Income
Natural Gas Distribution	$97,408	$88,883	$89,248
Energy Services	19,454	11,430	5,638
Retail and Other	4,489	4,442	5,034

Total	$121,351	$104,755	$99,920

The Company’s assets for the various business segments are detailed below:

(Thousands)	2003	2002

Assets at Year-End
Natural Gas Distribution	$1,285,894	$1,059,417
Energy Services	213,253	276,471
Retail and Other	71,832	51,923

Total	$1,570,979	$1,387,811

12. Selected Quarterly Data (Unaudited)

A summary of financial data for each fiscal quarter of 2003 and 2002 follows. Due to the seasonal nature of the Company’s businesses, quarterly amounts vary significantly during the year. In the opinion of management, the information furnished reflects all adjustments necessary for a fair presentation of the results of the interim periods.

(Thousands, except	First	Second	Third	Fourth
per share data)	Quarter	Quarter	Quarter	Quarter

2003
Operating revenues	$668,779	$1,152,851	$369,660	$353,089
Operating income	$41,669	$71,885	$9,665	$(1,868)
Net income	$23,323	$41,244	$4,473	$(3,628)
Earnings per share
Basic	$.86	$1.52	$.16	$(.13)
Diluted	$.85	$1.50	$.16	$(.13)

2002
Operating revenues	$395,831	$525,780	$442,684	$467,209
Operating income	$34,847	$59,425	$9,725	$758
Net income	$19,681	$34,930	$4,764	$(2,531)
Earnings per share
Basic	$.74	$1.30	$.18	$(.09)
Diluted	$.73	$1.29	$.17	$(.09)

New Jersey Resources	2003 Annual Report	54

Directors and Officers

New Jersey Resources

Directors		Officers

Nina Aversano, 58 (A,E)	Dorothy K. Light, 66 (B,E)	Laurence M. Downes, 46 (C)
President and CEO	Chairman & Chief Executive Officer	Chairman of the Board &
Aversano Consulting, LLC (1998)	Alden Enterprises, LLC (1990)	Chief Executive Officer (1985)

Lawrence R. Codey, 59 (B,C,D)	J. Terry Strange, 59 (A,D)	Oleta J. Harden, 54
President & Chief Operating Officer (retired) Public Service Electric & Gas Company (2000)	Vice Chairman (Retired 2002) KPMG (January 2003)	Senior Vice President, General Counsel & Secretary (1984)
	William H. Turner, 63 (A,D) Consultant Summus Limited (2000)	Glenn C. Lockwood, 42 Senior Vice President &
Leonard S. Coleman, 54 (B,C,D)		Chief Financial Officer (1988)
Senior Advisor
The National League of Professional Baseball Players (1995)	Gary W. Wolf, 65 (A,B,C,E) Senior Partner Cahill, Gordon & Reindel (1996)	(A) Member of Audit Committee (B) Member of Corporate Governance Committee
Laurence M. Downes, 46 (C) Chairman of the Board & Chief Executive Officer New Jersey Resources (1985)	George R. Zoffinger, 55 (B,E) President & Chief Executive Officer New Jersey Sports & Exposition Authority (1996)	(C) Member of Executive Committee (D) Member of Financial Policy Committee

Joe B. Foster, 69 (B,C,E)		(E) Member of Management
Non-Executive Chairman	Duncan Thecker, 88	Development & Compensation
Newfield Exploration Company (1994)	President	Committee
Duncan Thecker Associates
Dr. R. Barbara Gitenstein, 55 (D)	Director Emeritus (1982)
President The College of New Jersey (September 2003)		Date represents year of affiliation with an NJR company.

Hazel S. Gluck, 69 (B,C,D)
Senior Partner
MBI — GluckShaw
(1995)

New Jersey Resources	2003 Annual Report	55

Directors and Officers

New Jersey Resources Subsidiaries

New Jersey Natural Gas	NJR Service	NJR Home Services

Directors Laurence M. Downes, 46 (1985)	Laurence M. Downes, 46 President & Chief Executive Officer (1985)	Wayne K. Tarney, 62 President (1996)

Hazel S. Gluck, 69 (1995)
Oleta J. Harden, 54
Gary W. Wolf, 65 (1996)	Oleta J. Harden, 54	Secretary (1984)
Senior Vice President, General Counsel & Secretary (1984)
George R. Zoffinger, 55 (1996)

Commercial Realty & Resources
Officers	Timothy C. Hearne Jr., 47
Laurence M. Downes, 46 Chairman of the Board & Chief Executive Officer (1985)	Senior Vice President & Treasurer (1985)	John Lishak Jr., 63 President (1981)
	Glenn C. Lockwood, 42	Glenn C. Lockwood, 42
Gary A. Edinger, 53	Senior Vice President & Chief Financial Officer (1988)	Senior Vice President & Chief Financial Officer (1988)
Senior Vice President
Energy Delivery (1972)	Hugo C. Bottino, 52
Oleta J. Harden, 54 Senior Vice President,	Vice President Human Resources (1981)	Oleta J. Harden, 54 Secretary (1984)
General Counsel & Secretary (1984)	Deborah G. Zilai, 50 Vice President
Timothy C. Hearne Jr., 47 Senior Vice President & Treasurer (1985)	Business Transformation & Technology (1996)	Date represents year of affiliation with an NJR company.

Thomas J. Kononowitz, 61	NJR Energy Services
Senior Vice President
Marketing Services (1963)	Laurence M. Downes, 46 President & Chief Executive Officer (1985)

Kevin A. Moss, 53
Senior Vice President	Glenn C. Lockwood, 42
Regulatory Affairs (1990)	Senior Vice President &
Chief Financial Officer (1988)

Joseph P. Shields, 46
Senior Vice President	Oleta J. Harden, 54
Energy Services (1983)	Secretary (1984)

Barbara C. Roma, 57
Vice President	Joseph P. Shields, 46
Customer Services (1967)	Senior Vice President (1983)

New Jersey Resources	2003 Annual Report	56